WILDEBOER DELLELCE, LLP
BARRISTERS & SOLICITORS

TEL.: (416) 361-3121 FAX: (416) 361-1790

SUITE 810, P.O. BOX 4
1 FIRST CANADIAN PLACE
TORONTO, ONTARIO
M5X 1A9

DIRECT LINE: 416 361-4761
e-mail: phewitt@wildlaw.ca


04046255

November 23, 2004

SUPPL

By Courier

Corporation Finance Division
Office of International Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
NOV 24 2004
WASH. D.C.
213
SECTION

Dear Sirs/Mesdames:

Re: Ontzinc Corporation 82-34778

We are solicitors to Ontzinc Corporation (the "Corporation"). Please find enclosed herewith the continuous disclosure documents that have been made public and/or distributed to the Corporation's security holders since September 30, 2004. All documents provided have been clearly marked as being provided pursuant to Section 240.12g3-2(b)(1)(ii) of the Act.

Should you have any questions or comments, please feel free to contact me at your convenience. Thanks very much.

Yours truly,

Paula Amy Hewitt
Enclosures

PROCESSED
NOV 29 2004
THOMSON FINANCIAL

11/29

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

FOR IMMEDIATE RELEASE
November 9, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

ONTZINC ADOPTS SHAREHOLDERS RIGHTS PLAN AND ANNOUNCES RESTATEMENT OF FINANCIAL STATEMENTS AND SPECIAL SHAREHOLDERS' MEETING

ONTZINC Corporation (the "Corporation") announced today that its board of directors has:

- adopted a Shareholders Rights Plan to ensure all shareholders are treated fairly in any transaction involving a change of control of the Corporation, subject to shareholder approval;
- authorized a consolidation of the common shares of the Corporation on the basis of one new common shares for up to 40 old common shares, subject to shareholder approval;
- approved a name change of the Corporation to Hudbay Minerals Inc., subject to shareholder approval;
- nominated Messrs. Norman Anderson, James W. Ashcroft, Ian Conn and Peter Jones for election as additional directors, subject to the completion of the acquisition of Hudson Bay Mining & Smelting Co., Limited (the "Acquisition") and their election by the shareholders of the Corporation;
- approved a restatement of the financial statements of the Corporation for the six-month periods ended June 30, 2004 and 2003; and
- authorized a reduction of the stated capital of the Corporation by $21,978,639, subject to shareholder approval.

The Shareholders' Rights Plan

The Plan will address the Corporation's concern that existing legislation does not permit sufficient time for the board of directors and shareholders of the Corporation to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

The Plan is similar to those adopted by other Canadian companies, is consistent with corporate practice and addresses guidelines for such plans set out by institutional investors. The Plan was not adopted in response to any specific take-over threat and

the Corporation is not aware of any pending or threatened take-over bids for the Corporation. The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will be a Permitted Bid if it is made by way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Corporation or the commencement of a take-over bid that is not a Permitted Bid.

One right has been issued for each of the 237,624,415 common shares of the Corporation outstanding as of November 9, 2004. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Corporation at a substantial discount to the market price at the time.

The Corporation has received regulatory approval from the TSX Venture Exchange for the adoption of the Plan. The Plan must be ratified by shareholders of the Corporation at a meeting to be held on or before May 9, 2005. A complete copy of the Plan is available from the Secretary of the Corporation.

Restatement of Financial Statements

Pursuant to a review of the June 30, 2004 interim consolidated financial statements by the Corporation's auditors, the Corporation has restated various items within these interim consolidated financial statements. The restatements recorded relate to the retroactive application of the new accounting recommendations of Section 3110, *Asset Retirement Obligations*, of the Canadian Institute of Chartered Accountants adopted by the Company on January 1, 2004, the recording of an income tax recovery of $397,000 in the six months ended June 30, 2004 related to the renunciation of income tax benefits from our issuance of flow-through common shares in December 2003 and other corrections resulting in increases in accrued liabilities and expenses of $8,000 in 2004 and $132,000 in 2003. The effect of the above noted changes, together with certain other changes, on the interim consolidated balance sheets and statements of operations and deficit are summarized as follows:

	June 30, 2004	June 30, 2003
	(in thousands of dollars except per share amount)	
Balance Sheet		
Assets		
Restated	$ 15,584	$ 4,692
Previously reported	16,812	4,636
Liabilities		
Restated	3,503	892
Previously reported	4,577	683
Shareholders' Equity		
Restated	12,082	3,800
Previously reported	12,236	3,953
Statement of Operations and Deficit		
Loss		
Restated	2,883	581
Previously reported	3,259	437
Deficit		
Restated	21,979	14,498
Previously reported	22,312	14,345
Basic and diluted loss per share		
Restated	$0.02	$0.01
Previously reported	$0.02	$0.00

Consolidation of Common Shares and Name Change

The Corporation plans to present a proposal to shareholders for a consolidation of its outstanding common shares (the "Consolidation") at the Corporation's upcoming special meeting on December 8, 2004 (the "Meeting"). At the Meeting, shareholders will be asked to consider and approve a special resolution to consolidate the common shares of the Corporation on the basis of one new common share for up to 40 existing common shares. Upon approval, the board of directors will have the authority to determine the ultimate timing and exchange ratio of the Consolidation. Further information regarding the Consolidation and the special resolution is contained in the Corporation's management information circular to be mailed to shareholders on or about November 10, 2004.

The Consolidation is being proposed in connection with the financing required to complete the Acquisition, to make the common shares of the Corporation more attractive to certain classes of institutional investors and provide the Corporation with an increased share price, which will also improve margin terms associated with the purchase of Common Shares.

The following table sets out the approximate number of Common Shares that would be outstanding as a result of the Consolidation at selected ratios.

Proposed Consolidation Ratio	Approximate Number of Outstanding Common Shares (Post Consolidation)
1 for 10	23,762,441
1 for 20	11,881,220
1 for 40	5,940,610

In connection with the Acquisition and the Consolidation, the Corporation proposes to change its name to Hudbay Minerals Inc., subject to the approval of the TSX Venture Exchange and the shareholders of the Corporation.

Election of Directors

In connection with the Acquisition and for the purpose of improving the corporate governance practices of the board of directors, most significantly with regard to the independence of the board and its committees, the board of directors has determined that it is advisable to increase the size of the board and elect additional, independent directors. The Corporation will ask the shareholders of the Corporation to elect four additional individuals, being Messrs. Peter Jones, Norman Anderson, James Ashcroft and Ian Conn as directors of the Corporation, effective upon the completion of the Acquisition and such directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Reduction of Stated Capital

The Corporation plans to present a proposal to shareholders to reduce the shareholders' equity account for the Common Shares of the Corporation by up to $21,978,639 at the Meeting. The directors believe that following such a reduction, the stated capital account of the Corporation will more accurately reflect the future financial results of the Corporation. This adjustment is for accounting purposes only and does not require the expenditure of funds by the Corporation. The effect of such reduction is that the stated capital account shall be reduced by $21,978,639 to become $2,869,017 as of July 1, 2004 and the deficit as of such date will be eliminated.

For further information, please contact Greg Peebles or Doug Scharf (416) 913-7601 or visit Ontzinc's website at www.ontzinc.ca .

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ONTZINC CORPORATION

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for a **Preliminary Prospectus** of the above Issuer dated **November 10th, 2004**.

DATED at Toronto this **12th** day of **November, 2004**.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **707013**

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISTRIBUTION IN THE UNITED STATES

November 11, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

**ONTZINC FILES PRELIMINARY PROSPECTUS
FOR PUBLIC OFFERING OF SUBSCRIPTION RECEIPTS**

ONTZINC Corporation (TSXV-OTZ) (the "Company") is pleased to announce that it has filed a preliminary prospectus in connection with the proposed public offering of subscription receipts of the Company. After giving effect to our proposed consolidation of common shares, each subscription receipt will entitle the holder thereof to receive one common share and one-half of one common share purchase warrant. The proceeds from the offering will be used to finance a portion of the purchase price for the Company's acquisition of Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. The underwriting group in connection with this offering is being led by GMP Securities Ltd. and includes Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc.

The price of the subscription receipts will be determined by negotiation between the underwriters and the Company prior to filing a final prospectus. The gross proceeds of the offering will be held in escrow until all of the conditions precedent to the acquisition of HBMS have been fulfilled, including the completion of a debt financing for the balance of the purchase price of HBMS. The Company has granted the underwriters an over-allotment option to purchase that number of additional subscription receipts equal to up to 15% of the subscription receipts issued at the closing of the offering.

The offering is subject to normal regulatory approvals. A copy of the preliminary prospectus has been filed via SEDAR (www.sedar.com).

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Greg Peebles or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.



DÉCISION N° : 2004-MC-3721

NUMÉRO DE PROJET SÉDAR: 707013

VISA DE PROSPECTUS PROVISOIRE

ONTZINC CORPORATION

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 10 novembre 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 11 novembre 2004
Date du visa

(s) Josée Deslauriers
Josée Deslauriers
Directrice des marchés des capitaux

/ir

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

ONTZINC Corporation
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6

Item 2 Date of Material Change

October 7, 2004.

Item 3 News Release

A press release concerning the material change was issued on October 8, 2004 through newswire services and filed on the system for electronic document analysis and retrieval ("SEDAR").

Item 4 Summary of Material Change

ONTZINC Corporation (the "Corporation") entered into an agreement dated October 7, 2004 to acquire 100% of Hudson Bay Mining and Smelting ("HBMS") from Anglo American International, S.A. ("Anglo American") for the purchase price of $325 million, which is subject to final adjustment.

Item 5 Full Description of Material Change

The Corporation entered into a share purchase agreement dated October 7, 2004 to acquire 100% of HBMS from Anglo American for the purchase price of $325 million, which is subject to final adjustment. A copy of the share purchase agreement has been filed via SEDAR.

Effective on closing of the transaction, and subject to shareholder approval, Ontzinc proposes to change its name to Hudson Bay International Minerals Corp. ("Hudson Bay International"). RBC Capital Markets, a member of the RBC Financial Group, acts as exclusive financial advisor to Anglo and Credit Suisse First Boston acts as exclusive financial advisor to Ontzinc.

HBMS is a Canadian mining company, which has a strong ore reserve and resource base, substantially refurbished operations and an experienced workforce and management team, which will remain in place. The current operations have a known reserve and resource life of 13 years with growth potential. In addition to the extension of known ore bodies, HBMS' exploration team has a proven record of discovering new ore bodies, being credited with 19 of the 25 mines HBMS has developed in its 75-year history. HBMS' large land position of 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further discoveries.

HBMS has recently undergone a significant transformation with the completion of the 777 group of projects. While developing the Chisel North zinc mine and the 777 mine, HBMS also expanded the zinc plant and installed a state-of-the-art zinc cell house, expanded the Flin Flon concentrator and upgraded related infrastructure. Based upon the unaudited financial statements of HBMS for

the six months ended June 30, 2004, HBMS had revenues of approximately $265 million, net assets of $349 million and net profit of $25 million.

Closing of the transaction is expected by year end and is conditional on the closing of financings for the purchase price. GMP Securities Ltd. has indicated its intention to lead an equity offering for a portion of the purchase price. The Corporation intends to raise the balance of the purchase price through a debt financing.

In connection with the proposed acquisition, the Corporation intends to seek shareholder approval for a consolidation of its common shares.

Completion of the transaction is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing.

The Corporation has engaged A.C.A. Howe International Limited to prepare a technical report on HBMS' mining assets in accordance with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). Mike Newbury, P.Eng., a qualified person under NI 43-101, will be the primary author of the technical report. The information in this material change report regarding mineral reserves and mineral resources and future production estimates is subject to change based upon the findings of A.C.A. Howe.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

Mr. Peter George, the President of the Corporation, at (416) 913-7601.

Item 9 Date of Report

October 15, 2004.

ONTZINC CORPORATION

By: *"Signed"*
Douglas Scharf
Senior Vice President and Chief Financial Officer

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

NEWS RELEASE

October 18, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

ONTZINC ANNOUNCES TRADING OF ITS COMMON SHARES ON THE TSX VENTURE EXCHANGE TO RESUME OCTOBER 18, 2004

ONTZINC Corporation (TSXV-OTZ) (the "Company") is pleased to announce that trading of its common shares on the TSX Venture Exchange (the "Exchange") is scheduled to resume at the open on Monday, October 18, 2004. Trading had been halted, at the request of the Company, pending the announcement of a material change.

On October 8, 2004 the Company announced that it had entered an agreement to acquire 100% of Hudson Bay Mining and Smelting ("HBMS") by purchasing the holding company which owns HBMS from Anglo American International, S.A. (the "HBMS Acquisition").

Pursuant to Exchange policy, certain insiders of the Company have entered into a pooling agreement whereby their common shares and warrants of the Company will be released from escrow upon the Exchange issuing its bulletin announcing final Exchange approval of the HBMS Acquisition.

As previously announced, effective on closing of the transaction, and subject to shareholder approval, the Company will change its name to Hudson Bay International Minerals Corp.

Completion of the transaction is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing.

About HBMS

HBMS is a 75-year old mining company with approximately 1,350 employees. HBMS operates four mines in Northern Manitoba and Saskatchewan (the 777/Callinan, Trout Lake and Konuto mines) in the Flin Flon area and the Chisel North mine in the Snow Lake area. It has two strategically located ore concentrators located at Snow Lake and Flin Flon which produce copper and zinc concentrates for treatment at the Flin Flon metallurgical complex.

HBMS has a strong ore reserve and resource base, substantially refurbished operations and an experienced workforce and management team, which will remain in place. The current operations have a known reserve and resource life of 13 years with growth potential. In addition to the extension of known ore bodies, HBMS' exploration team has a proven record of discovering

new ore bodies, being credited with 19 of the 25 mines HBMS has developed in its 75-year history. HBMS' large land position of approximately 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further discoveries.

HBMS has concentrators located in the mining areas of Flin Flon and Snow Lake to produce copper and zinc concentrates for treatment at its metallurgical complex in Flin Flon, which is located approximately 750 km north of Winnipeg. Zinc concentrates are processed into refined metal at HBMS' zinc pressure leach and electrowinning plant. Copper concentrates are processed into anodes at HBMS' Flin Flon smelter.

HBMS has recently undergone a significant transformation with the completion of the capital investment program at its 777 group of projects. While developing the Chisel North zinc mine and the 777 mine, HBMS has also expanded its zinc plant and installed a state-of-the-art zinc cellhouse, expanded its Flin Flon concentrator and upgraded related infrastructure. In conjunction with the capital investment of more than $400 million, HBMS management has actively targeted productivity improvements combined with improvements in safety performance and environmental standards.

The Company has engaged A.C.A. Howe International Limited to prepare a technical report on HBMS' mining assets in accordance with National Instrument 43-101 of the Canadian Securities Administrators. The information herein on mineral reserves and mineral resources and future production estimates is subject to change based upon the findings of A.C.A. Howe.

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development or that are already in production. The Company currently owns four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Landon French, Senior Consultant, GPC International at (416) 598-5788 or visit the Company's website at www.ontzinc.ca.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

Completion of the transaction is subject to a number of conditions, including but not limited to Exchange acceptance. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except in publicly filed documents to be prepared in connection with the proposed acquisition, any information released or received with respect to the acquisition may not be accurate or complete and should not be relied upon. Trading in securities of the Company should be considered highly speculative.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the successful acquisition of HBMS by the Company, the future management of the Company, the successful financing of the acquisition, the price of zinc and copper, the timing and amount of estimated future production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the acquisition, the current activities of the Company, the actual results of current exploration activities, conclusions of economic valuations, conclusions of due diligence investigations, and future prices of zinc and copper. There may be additional factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NOT FOR DISTRIBUTION OR TRANSMISSION BY
ANY MEANS INTO THE UNITED STATES

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

NEWS RELEASE

October 8, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

ONTZINC ANNOUNCES ACQUISITION OF HUDSON BAY MINING AND SMELTING

WILL BECOME A SIGNIFICANT ZINC AND COPPER PRODUCER

Ontzinc Corporation (TSXV-OTZ) is pleased to announce it has entered into an agreement dated October 7, 2004 to acquire 100% of Hudson Bay Mining and Smelting ("HBMS") from Anglo American International, S.A. ("Anglo American") for the purchase price of $325 million, which is subject to final adjustment. The acquisition will transform Ontzinc into a significant zinc and copper producer. Effective on closing of the transaction, and subject to shareholder approval, Ontzinc will change its name to Hudson Bay International Minerals Corp. ("Hudson Bay International"). RBC Capital Markets, a member of the RBC Financial Group, acts as exclusive financial advisor to Anglo and Credit Suisse First Boston acts as exclusive financial advisor to Ontzinc.

HBMS is a Canadian mining company, which has a strong ore reserve and resource base, substantially refurbished operations and an experienced workforce and management team, which will remain in place. The current operations have a known reserve and resource life of 13 years with growth potential. In addition to the extension of known ore bodies, HBMS' exploration team has a proven record of discovering new ore bodies, being credited with 19 of the 25 mines HBMS has developed in its 75-year history. HBMS' large land position of 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further discoveries.

HBMS has recently undergone a significant transformation with the completion of the 777 group of projects. While developing the Chisel North zinc mine and the 777 mine, HBMS also expanded the zinc plant and installed a state-of-the-art zinc cell house, expanded the Flin Flon concentrator and upgraded related infrastructure. Based upon the unaudited financial statements of HBMS for the six months ended June 30, 2004, HBMS had revenues of approximately $265 million, net assets of $349 million and net profit of $25 million.

Gregory J. Peebles, the Chairman of Ontzinc, stated that: "Ontzinc is delighted with having been chosen as the successful bidder for HBMS, after a long and detailed process. The transaction will result in the repatriation to Canada of one of its oldest and best known mining companies. Following the transaction, Hudson Bay International will have world class management and mining

expertise. Given its copper and zinc reserves and the refurbishment of much of its plant and equipment, we expect that Hudson Bay International will play a significant role in the global base metals industry."

Closing of the transaction is expected by year end and is conditional on the closing of financings for the purchase price. GMP Securities Ltd. has indicated its intention to lead an equity offering for a portion of the purchase price. Ontzinc intends to raise the balance of the purchase price through a debt financing.

In connection with the proposed acquisition, Ontzinc intends to seek shareholder approval for a consolidation of its common shares.

Completion of the transaction is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing.

Ontzinc has engaged A.C.A. Howe International Limited to prepare a technical report on HBMS' mining assets in accordance with National Instrument 43-101 of the Canadian Securities Administrators. The information herein on mineral reserves and mineral resources and future production estimates is subject to change based upon the findings of A.C.A. Howe.

A conference call for investors, analysts and interested media will be held on Friday, October 8, 2004 at 2:00 p.m. EST.

<u>Conference call details are as follows:</u>

Call Time: 2:00 p.m. - 2:20 p.m. EST

Local Access: 416-695-9757

Toll-Free Access: 1-800-766-6630

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. Ontzinc currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Landon French, Senior Consultant, GPC International at (416) 598-5788 or visit Ontzinc's website at www.ontzinc.ca .

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

Completion of the transaction is subject to a number of conditions, including but not limited to Exchange acceptance. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except in publicly filed documents to be prepared in connection with the proposed acquisition, any information released or received with respect to the acquisition may not be accurate or complete and should not be relied upon. Trading in securities of Ontzinc should be considered highly speculative.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the successful acquisition of HBMS by Ontzinc, the future management of Ontzinc, the successful financing of the acquisition, the price of zinc and copper, the timing and amount of estimated future production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of Ontzinc to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the acquisition, the current activities of Ontzinc, the actual results of current exploration activities, conclusions of economic valuations, conclusions of due diligence investigations, and future prices of zinc and copper. There may be additional factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NOT FOR DISTRIBUTION OR TRANSMISSION BY
ANY MEANS INTO THE UNITED STATES

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

NEWS RELEASE

October 8, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

ONTZINC ANNOUNCES ACQUISITION OF HUDSON BAY MINING AND SMELTING

WILL BECOME A SIGNIFICANT ZINC AND COPPER PRODUCER

Ontzinc Corporation (TSXV-OTZ) is pleased to announce it has entered into an agreement dated October 7, 2004 to acquire 100% of Hudson Bay Mining and Smelting ("HBMS") from Anglo American International, S.A. ("Anglo American") for the purchase price of $325 million, which is subject to final adjustment. The acquisition will transform Ontzinc into a significant zinc and copper producer. Effective on closing of the transaction, and subject to shareholder approval, Ontzinc will change its name to Hudson Bay International Minerals Corp. ("Hudson Bay International"). RBC Capital Markets, a member of the RBC Financial Group, acts as exclusive financial advisor to Anglo and Credit Suisse First Boston acts as exclusive financial advisor to Ontzinc.

HBMS is a Canadian mining company, which has a strong ore reserve and resource base, substantially refurbished operations and an experienced workforce and management team, which will remain in place. The current operations have a known reserve and resource life of 13 years with growth potential. In addition to the extension of known ore bodies, HBMS' exploration team has a proven record of discovering new ore bodies, being credited with 19 of the 25 mines HBMS has developed in its 75-year history. HBMS' large land position of 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further discoveries.

HBMS has recently undergone a significant transformation with the completion of the 777 group of projects. While developing the Chisel North zinc mine and the 777 mine, HBMS also expanded the zinc plant and installed a state-of-the-art zinc cell house, expanded the Flin Flon concentrator and upgraded related infrastructure. Based upon the unaudited financial statements of HBMS for the six months ended June 30, 2004, HBMS had revenues of approximately $265 million, net assets of $349 million and net profit of $25 million.

Gregory J. Peebles, the Chairman of Ontzinc, stated that: "Ontzinc is delighted with having been chosen as the successful bidder for HBMS, after a long and detailed process. The transaction will result in the repatriation to Canada of one of its oldest and best known mining companies. Following the transaction, Hudson Bay International will have world class management and mining

expertise. Given its copper and zinc reserves and the refurbishment of much of its plant and equipment, we expect that Hudson Bay International will play a significant role in the global base metals industry."

Closing of the transaction is expected by year end and is conditional on the closing of financings for the purchase price. GMP Securities Ltd. has indicated its intention to lead an equity offering for a portion of the purchase price. Ontzinc intends to raise the balance of the purchase price through a debt financing.

In connection with the proposed acquisition, Ontzinc intends to seek shareholder approval for a consolidation of its common shares.

Completion of the transaction is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing.

Ontzinc has engaged A.C.A. Howe International Limited to prepare a technical report on HBMS' mining assets in accordance with National Instrument 43-101 of the Canadian Securities Administrators. The information herein on mineral reserves and mineral resources and future production estimates is subject to change based upon the findings of A.C.A. Howe.

A conference call for investors, analysts and interested media will be held on Friday, October 8, 2004 at 2:00 p.m. EST.

Conference call details are as follows:

Call Time: 2:00 p.m. - 2:20 p.m. EST

Local Access: 416-695-9757

Toll-Free Access: 1-800-766-6630

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. Ontzinc currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Landon French, Senior Consultant, GPC International at (416) 598-5788 or visit Ontzinc's website at www.ontzinc.ca .

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

Completion of the transaction is subject to a number of conditions, including but not limited to Exchange acceptance. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except in publicly filed documents to be prepared in connection with the proposed acquisition, any information released or received with respect to the acquisition may not be accurate or complete and should not be relied upon. Trading in securities of Ontzinc should be considered highly speculative.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the successful acquisition of HBMS by Ontzinc, the future management of Ontzinc, the successful financing of the acquisition, the price of zinc and copper, the timing and amount of estimated future production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of Ontzinc to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the acquisition, the current activities of Ontzinc, the actual results of current exploration activities, conclusions of economic valuations, conclusions of due diligence investigations, and future prices of zinc and copper. There may be additional factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NOT FOR DISTRIBUTION OR TRANSMISSION BY
ANY MEANS INTO THE UNITED STATES

REPORT PURSUANT TO:

SECTION 101 OF THE SECURITIES ACT, R.S.O. 1990 c.S.5, AS AMENDED
SECTION 111 OF THE SECURITIES ACT, R.S.B.C. 1996 c418, AS AMENDED
SUBSECTION 141 OF THE SECURITIES ACT, S.A. 1981 c.S-6.1, AS AMENDED
SECTION 147.1 OF THE SECURITIES ACT, R.S.Q., c.V-1.1, AS AMENDED
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror:**

   Gregory Peebles (the "**Offeror**")
   31 Old Forest Hill Road
   Toronto, Ontario
   M5P 2P8

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstance:**

   In connection with a private placement announced September 30, 2004, the Offeror subscribed for 10,000,000 units ("Units") of ONTZINC Corporation (the "Company") at a price of $0.05 per Unit, each Unit comprised of one common share (each a "Share") in the capital of the Company and one-half (½) of a Share purchase warrant (each a "Warrant"). Each whole Warrant entitles the holder to acquire a Share for a period of two years from the date of issuance.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:**

   Immediately after the acquisition described in (2) the Offeror will own: assuming exercise of an aggregate of 9,539,797 Share purchase warrants, 5,000,000 Warrants and 800,000 stock options, 45,539,797 Shares in representing approximately 19.1% of the issued and outstanding Shares, on a partially diluted basis;

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control;**

   The Offeror, together with joint actors, if any, have ownership of and control over, assuming exercise of the Share purchase warrants, the Warrants and stock options, 45,539,797 Shares representing approximately 19.1% of the issued and outstanding Shares, on a partially diluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and**

Not Applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not Applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the report took place:**

The transaction took place off the market by way of a private placement.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Offeror purchased the securities for investment purposes only and not with the purpose of influencing the control or direction of the Company. The Offeror, together with any joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of securities.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The securities were acquired pursuant to a subscription agreement between the Offeror and the Company for cash consideration of $500,000.

8. **Names of any joint actions in connection with the disclosure required by this report:**

Not applicable

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

See item 2 above.

10. **Where applicable, a description of any change in any material fact set out in a previous report filed under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

    Not applicable.

DATED this 5th day of October, 2004.

(Signed)
Gregory Peebles

GREGORY PEEBLES
31 Old Forest Hill Road
Toronto, Ontario
M5P 2P8

PRESS RELEASE

FOR IMMEDIATE RELEASE
October 5, 2004
Toronto, Ontario

PEEBLES REPORTS SIGNIFICANT SHAREHOLDING

Gregory Peebles, Chairman of ONTZINC Corporation, reports that he has purchased an additional 10,000,000 common shares and 5,000,000 common share purchase warrants of ONTZINC. The securities, when added to previous securities owned by Mr. Peebles, brings his holdings, assuming the exercise of all convertible securities, to approximately 45,539,797 common shares, representing approximately 19.1% of the outstanding common shares of the Company, on a partially diluted basis.

Mr. Peebles has acquired the above-noted shares of ONTZINC for investment purposes and may, depending on market and other conditions, increase or decrease his beneficial ownership, control or direction over the common shares or other securities of ONTZINC, through market transactions, private agreements or otherwise.

For further information, contact: Mr. Gregory Peebles at (416) 913-7601.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - REPORTING ISSUER

ONTZINC Corporation
6 Adelaide Street East
Suite 300
Toronto, ON M5C 1H6

ITEM 2 - DATE OF MATERIAL CHANGE

A material change took place on September 30, 2004.

ITEM 3 - NEWS RELEASE

On September 30, 2004 a news release in respect of material changes were released through the facilities of CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

A full description of the material change is contained under Item 4.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

The report is not being filed on a confidential basis.

ITEM 7 - OMITTED INFORMATION

No information has been omitted.

ITEM 8 - EXECUTIVE OFFICER

Douglas Scharf, Senior Vice-President and CFO, (416) 913-7601.

ITEM 9 - DATE OF REPORT

This report is dated at Toronto, this 5th day of October, 2004.

ONTZINC CORPORATION

Per: (Signed)
Chris Irwin, Secretary

SCHEDULE "A"

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
September 30, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

ONTZINC COMPLETES BROKERED PRIVATE PLACEMENT

ONTZINC Corporation (TSXV - OTZ) wishes to announce that it has completed a private placement, as previously announced on August 24, 2004, of $1,726,000 through the sale of 34,520,000 units of ONTZINC at a price of $0.05 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant, each whole warrant entitles the holder thereof to acquire a share for a period of two years from the date of issuance, exercisable at a price of $0.06 per share. Securities issued pursuant to the private placement are subject to a four month hold period.

Northern Securities Inc. acted as agent to the Company in connection with the offering. The agent was paid $117,280 commission and received 3,452,000 broker warrants. The broker warrants are exercisable at the issue price of $0.05 per unit for a period of two years from the closing date. In addition, the agent was granted an over-allotment option entitling the agent to purchase up to 15% of the number of units issued at closing at the issue price of the offering for a period of sixty days from the closing date.

The proceeds of the private placement will be used in connection with reactivation of the Balmat Mine and for general working capital purposes.

ONTZINC is proposing to settle an aggregate of $150,000 of indebtedness owed by the Company to an arm's length creditor through the issuance of up to 3,000,000 common shares. Completion of the debt settlement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Douglas Scharf, Senior Vice President and Chief Financial Officer at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


www.equitytransfer.com


EQUITY
TRANSFER SERVICES

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 11, 2004


SEC MAIL PROCESSING
RECEIVED
NOV 24 2004
WASH. D.C. 213 SECTION

Dear Sir or Madam:

RE: ONTZINC CORPORATION

We are pleased to confirm that copies of the following materials were mailed to shareholders on November 10, 2004.

1. Proxy
2. Notice of Special Meeting of Shareholders and Management Information Circular
3. Letter of Transmittal
4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.

L Clarkin

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF ONTZINC CORPORATION FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2004

The undersigned shareholder(s) of ONTZINC Corporation (the "Corporation") hereby appoint(s) Gregory J. Peebles, the Chairman of the Board and Chief Executive Officer of the Corporation, or in lieu of the foregoing, Douglas Scharf, the Senior Vice President and Chief Financial Officer of the Corporation, or in lieu of the foregoing, ____, to attend and vote on behalf of the undersigned at the Special Meeting of Shareholders of the Corporation to be held on Wednesday, December 8, 2004 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a) VOTED FOR ( ) AGAINST ( ) the resolution with respect to the adoption of a Shareholder Rights Plan, as more fully described in the Information Circular;

(b) VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the election of directors;

(c) VOTED FOR ( ) AGAINST ( ) the Stated Capital Reduction Resolution, as more fully described in the Information Circular;

(d) VOTED FOR ( ) AGAINST ( ) the Change of Name Resolution, as more particularly described in the Information Circular;

(e) VOTED FOR ( ) AGAINST ( ) the Consolidation Resolution, as more particularly described in the Information Circular; and

(f) VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this ________ day of ____________________, 2004.

____

Signature of Shareholder

____

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.**

3. **The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the *Business Corporations Act* (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matter referred to in item (c). Where no specification is made to vote or withhold from voting in respect of the election of directors, the shares will be VOTED.**

4. Proxies to be used at the Meeting or any adjournment thereof must be received by the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6. This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 3V1

Fax No.: (416) 361-0470


Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

June 30, 2004 **Restated**

These financial statements have not been reviewed by Ontzinc Corporation's external auditors.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

	June 30, 2004 (Unaudited)	Dec 31, 2003 (Restated – note2)
Assets		
Current assets:		
Cash and cash equivalents	$ 3,091,381	$ 2,113,735
Debenture subscription receivable	-	2,000,000
Prepaid expenses and other	746,479	643,967
	3,837,860	4,757,702
Capital assets	128,086	28,802
Mineral properties and deferred exploration expenditures expenditures (note 3)	8,809,483	5,911,227
Deferred financing and acquisition costs (note 4)	891,480	169,000
Environmental deposits	1,917,029	1,588,129
	$ 15,583,938	$ 12,454,860
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,034,497	$ 1,021,549
Due to companies related by common directors	4,155	4,155
	1,038,652	1,025,704
Reclamation liabilities (note 6)	780,507	768,657
Convertible debentures (note 5)	1,683,044	1,038,500
Shareholders' equity:		
Common shares (note 7(a))	24,847,656	21,379,060
Share subscription receivable	90,000	250,000
Shares to be issued	-	47,072
Warrants (note 7(b))	5,842,778	4,433,514
Warrants to be issued	-	50,545
Stock options (note 7(c))	1,693,600	1,580,000
Contributed surplus	516,340	516,340
Equity component of convertible debentures (note 5)	1,250,000	961,500
Deficit	(21,978,639)	(19,096,032)
	12,081,735	9,621,999
Going concern (note 1)		
Subsequent events (note 11)		
	$ 15,583,938	$ 12,454,860

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003 [1]	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003 [1]
Interest income	$6,706	$ 192	$ 13,479	$ 214
Expenses (income):				
Salaries and benefits	19,320	17,381	34,195	32,280
Management fees	225,000	-	284,000	-
Professional fees	75,414	225,662	255,753	348,614
Mine care and maintenance	652,906	(1,670)	1,713,573	(1,090)
Investor relations and listing fees	46,395	21,658	81,315	35,216
General and administrative	29,253	7,566	86,054	17,233
Rent	22,006	27,568	46,577	52,116
Travel	28,095	35,480	128,390	71,099
Foreign exchange loss (gain)	(67,586)	53,715	(82,557)	102,617
Depreciation	11,188	890	21,333	1,690
Loss (gain) on sale of assets		(90,000)	-	(90,000)
Stock option compensation (note 8c)	160,000	-	160,000	-
Amortization of deferred financing costs	27,030	-	54,059	-
Accretion expense on reclamation liabilities	5,925	5,725	11,850	11,449
Debenture interest	225,096	-	498,544	-
	1,460,042	303,975	3,293,086	581,224
Loss before income taxes	(1,453,336)	(303,783)	(3,279,607)	(581,010)
Income tax recovery	-	-	397,000	-
Loss for the period	(1,453,336)	(303,783)	(2,882,607)	(581,010)
Deficit, beginning of period	(20,525,303)	(14,194,608)	(19,096,032)	(13,917,381)
Deficit, end of period	(21,978,639	(14,498,391)	$ (21,978,639)	(14,498,391)
Basic and diluted loss per share (note 8)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

[1] Restated – note 2.

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003 [1]	2004	2003 [1]
Cash provided by (used in):				
Operating activities:				
Loss for the period	(1,453,336)	(303,783)	$(2,882,607)	(581,010)
Items not involving cash:				
Future income taxes	-	-	(397,000)	-
Depreciation	11,188	890	21,333	1,690
Amortization of deferred financing costs	27,030	-	54,059	-
Stock option compensation	160,000	-	160,000	-
Accretion of debt component of convertible debentures	156,250	-	333,044	-
Accretion expense on reclamation liabilities	5,925	5,725	11,850	11,449
Loss (gain) on sale of assets	-	(90,000)	-	(90,000)
Change in non-cash operating working capital	143,723	(14,471)	(49,564)	88,384
	(949,220)	(401,639)	(2,748,885)	(569,487)
Financing activities:				
Issuance of common shares net of issuance costs	53,082	314,531	5,083,316	641,543
Proceeds on exercise of stock options	-	-	63,800	-
Proceeds on exercise of warrants	103,727	-	103,727	-
Decrease in debenture subscription receivable	-	-	2,000,000	-
Issuance of convertible debenture	-	-	600,000	-
Financing and acquisition costs	(729,304)	-	(776,539)	
	(572,495)	314,531	7,074,304	641,543

[1] Restated – note 2

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows (continued)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003 [1]	2004	2003 [1]
Investing activities:				
Proceeds received in (investment In) respect of mineral properties	(638,456)	(58,939)	(2,898,256)	(83,931)
Proceeds on sale of assets	-	90,000	-	90,000
Increase in environmental deposits	(164,900)	-	(328,900)	-
Additions to capital assets	(7,873)	(1,764)	(120,617)	(4,844)
	(811,229)	29,297	(3,347,773)	1,225
Increase (decrease) in cash and cash equivalents	(2,332,944)	(57,811)	977,646	73,281
Cash and cash equivalents, beginning of period	5,424,325	336,293	2,113,735	195,181
Cash and cash equivalents, end of period	3,091,381	278,482	$ 3,091,381	$ 268,462
Supplemental cash flow information:				
Interest paid	$ 156,000	$ -	$ 156,000	$ -
Supplemental disclosure of non-cash financing and investing activities:				
Share subscription receivable	-	245,846	90,000	245,846
Shares issued in settlement of amounts due to companies related by common directors	-	100,000	-	362,724
Shares issued in settlement of other indebtedness	-	-	40,000	35,000

[1] Restated - note 2

These financial statements have not been reviewed by Ontzinc Corporation's external auditors

1. Going Concern

The Company is engaged in the business of evaluation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

As at June 30, 2004, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue is dependent on its ability to complete future financing.

The consolidated interim financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

Effective January 1, 2004 the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following balances in the Company's audited financial statements were restated as follows:

	December 31, 2003			December 31, 2002		
	As reported	Change	As restated	As reported	Change	As Restated
Assets and Liabilities						
Mineral properties and deferred exploration expenditures	$ 5,186,629	$ 724,598	$ 5,911,227	$ 3,333,508	$ 237,632	$ 3,571,140
Asset retirement Obligation	-	768,657	768,657	-	247,533	247,533
Deficit	19,051,973	44,059	19,096,032	13,907,480	9,901	13,917,381
Consolidated Statements of Operations and Deficit:						
Accretion expense	-	34,158	34,158	-	9,901	9,901
Loss for the period	5,144,493	34,158	5,178,651	938,418	9,901	958,319

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated interim financial statements.

3. Mineral Properties and Deferred Exploration Expenditures

	Balance December 31, 2002	Additions	Balance December 31, 2003	Additions	Balance June 30, 2004
Balmat mine	$ -	$ 2,063,621	$ 2,063,621	$ 486,244	$ 2,549,865
Gays River	$ 3,249,368	67,485	3,316,853	2,151,516	5,468,369
Southwestern Ontario	$ 321,772	208,981	530,753	138,947	669,700
San Antonio Project	-	-	-	121,549	121,549
	$ 3,571,140	$ 2,340,087	$ 5,911,227	$ 2,898,256	$ 8,809,483

Under the terms of the purchase agreement by which it acquired its interest in Gays River, Ontzinc paid $2,000,000 in March, 2004 to Pasminco Resources Canada Company, a previous owner of the property.

4. Deferred Financing Costs

	June 30, 2004	December 31, 2003
Deferred financing costs	$ 945,539	$ 169,000
Less amortization	54,059	-
	$ 891,480	$ 169,000

5. Convertible Debentures

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,236 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debentures.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $1,250,000, is included within shareholders' equity. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005. For the six months ended June 30, 2004, debt accretion of $333,044 is included in interest expense.

6. Reclamation Liabilities

Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lives assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
Six months ended June 30, 2004.
(unaudited)

As a result of the adoption of Section 3110, the following financial statement balances were restated as follows:

	December 31, 2003			June 30, 2004		
	As reported	Change	As restated	As reported	Change	As Restated
Assets and Liabilities						
Mineral properties and deferred exploration expenditures	$ 5,186,629	$ 724,598	$ 5,911,227	$ 9,969,885	(1,160,402)	$ 8,809,483
Reclamation Liabilities	-	768,657	768,657	1,885,000	(1,104,493)	780,507

Consolidated Statement of Operations:

	Six months ended June 30, 2003			Six months ended June 30, 2004		
	As Reported	Change	As restated	As reported	Change	As Restated
Accretion expense	-	11,849	11,849	-	11,850	11,805

7. Share Capital

(a) Common shares:

Authorized:

Unlimited common shares

Issued:

	Common Shares	Amount
Balance December 31, 2002	88,669,968	$ 16,625,595
Issued for debt	3,372,691	397,724
Issued on private placements	77,455,117	9,666,015
Exercise of warrants	350,000	52,500
Value attributed to warrants issued	-	(4,484,059)
Share issue costs	-	(878,715)
Balance, December 31, 2003	169,847,776	21,379,060
Issued on private placements net	31,775,994	5,621,439
Issued for debt	160,000	40,000
Exercise of warrants	740,909	140,772
Exercise of options	580,000	110,200
Value attributed to warrants issued	-	(1,395,765)
Tax effect of flow through shares	-	(397,000)
Share issue costs	-	(651,051)
Balance, June 30, 2004	203,104,679	$ 24,847,656

In June 2004, the Company completed a private placement of 31,107,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,599,367. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

In April 2004, the Company issued 160,000 common shares at a deemed price of $0.25 per share in settlement of $40,000 owed to a creditor.

(b) Warrants:

	Number	Amount
Balance December 31, 2002	-	$ -
Issued during the year	75,244,424	4,451,014
Exercised	(350,000)	(17,500)
Balance, December 31, 2003	74,894,424	4,433,514
Issued during period	16,322,197	1,452,309
Exercised	(740,909)	(37,045)
Warrants cancelled	(50,000)	(6,000)
Balance, June 30, 2004	90,425,712	$ 5,842,778

At June 30, 2004, warrants outstanding to acquire common shares of the Company are as follows:

Warrants outstanding	Exercise Price	Expiry Date
350,000	$ 0.13	Feb 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,125,000	0.13	Aug 25, 2005
250,000	0.10	Oct 3, 2005
26,531,825	0.14	Sept 8-23, 2005
33,000,000	US$ 0.12	Oct 9-21, 2005
768,400	US$ 0.12	Jan 13, 2006
1,984,200	0.30	Dec 23-31, 2005
406,840	0.25	Dec 30, 2005
15,553,797	0.20	March 31,2006
90,425,712		

For purposes of the warrant valuation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

(c) Stock Option Plan

During the quarter and six month period ended June 30, 2004, stock options in respect of 2,000,000 shares were granted

	Number of Shares	Weighted average exercise price
Outstanding, December 31, 2002	4,275,000	$ 0.19
Granted	12,225,000	0.16
Outstanding, December 31, 2003	16,500,000	$ 0.16
Granted	2,000,000	0.10
Cancelled	(25,000)	0.15
Exercised	(580,000)	0.11
Outstanding, June 30, 2004	17,895,000 [1]	$ 0.15 [1]

[1] On July 5, 2004, the Company re-priced an aggregated of 2,575,000 previously granted options to $0.10. The options were previously exercisable at prices ranging from $0.11 to $0.24 per share with expiry dates from June 13, 2006 to November 27, 2008.

Number of options outstanding and currently exercisable	Exercise Price	Weighted average remaining contractual life (years)
8,170,000	$ 0.11	3.9
2,300,000	0.15	2.0
3,000,000	0.23	4.4
1,925,000	0.24	4.4
500,000	0.25	3.2
2,000,000	0.10	4.9
17,895,000		

The fair value of the options granted during 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

8. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realise the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realised.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2003 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognised in these financial statements.

These interim financial statements reflect the recording of an income tax recovery of $397,000 related to the renunciation of income tax benefits from the issuance of flow-through common shares in December 2003.

9. Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share for the six months ended June 30, 2004 and 2003.

	2004	2003
Numerator:		
Loss for the period	$ (2,882,607)	$ (581,010)
Denominator:		
Weighted average number of common shares outstanding	187,221,822	93,635,094
Basic and diluted loss per share	$ (0.02)	$ (0.01)

10. Related Party Transactions

During the six months ended June 30, 2004, the Company incurred expenses totalling $329,940 for legal services provided by two law firms with which a senior officer and a director are associated.

11. Subsequent Events

(a) Subsequent to June 30, 2004, the Company abandoned its plans to issue common shares in the United Kingdom and list its common shares on the London Stock Exchange's Alternative Investment Market. As a result, deferred financing costs related to the share issuance and listing amounting to $261,963 included in deferred financing and acquisition costs at June 30, 2004 will be written off in the quarter ending September 30, 2004.

(b) On October 7, 2004, the Company entered into a share purchase agreement to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd., for a cash purchase price of $325 million, subject to adjustments on closing estimated to be $12,805,000. The acquisition is subject to regulatory and stock exchange approval and other customary closing conditions, including completion of the related financing of the acquisition.

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator.

12. Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2004.

CERTIFICATE

TO: Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
l'Autorité des marchés financiers

RE: Special Meeting (the "Meeting") of Shareholders of ONTZINC Corporation scheduled for December 8, 2004

The undersigned, Gregory J. Peebles, the duly elected Chief Executive Officer of ONTZINC Corporation (the "Corporation") hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 ("NI 54-101") *Communication with Beneficial Owners of Securities of a Reporting Issuer* and hereby certifies that the Corporation has arranged to:

(a) have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b) have carried out all of the other requirements of NI 54-101.

DATED at Toronto, Ontario, this 10th day of November, 2004.

ONTZINC CORPORATION

Per: *"Signed"*
Gregory J. Peebles
Chairman and Chief Executive Officer

ONTZINC CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of ONTZINC Corporation (the "Corporation") will be held at 10:00 a.m. (Toronto time) on Wednesday, December 8, 2004 at the Royal York Hotel, 100 Front Street West, Confederation Room III, Toronto, Ontario, for the following purposes:

1. to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution in the form set out in the accompanying management information circular of the Corporation (the "Information Circular") confirming and approving the shareholder rights plan described in the Information Circular;

2. to elect four additional individuals to the Corporation's board of directors;

3. to consider and, if thought appropriate, to pass, with or without variation, a special resolution in the form set out in the Information Circular, authorizing a reduction of the Corporation's stated capital;

4. to consider and, if thought appropriate, to pass, with or without variation, a special resolution in the form set out in the Information Circular approving the change of name of the Corporation from ONTZINC Corporation to HudBay Minerals Inc.;

5. to consider and, if thought appropriate, pass, with or without variation, a special resolution in the form set out in the Information Circular authorizing the consolidation of the issued and outstanding common shares of the Corporation and the corresponding amendment to the articles of the Corporation; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information with respect to the matters to be considered at the Meeting and forms part of this notice of the Meeting.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on November 5, 2004 will be entitled to vote at the Meeting.

Regardless of whether or not you are able to be present at the Meeting, please date, sign and return the form of proxy accompanying this notice of the Meeting. **To be effective, forms of proxy must be received by Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 prior to 10:00 a.m. (Toronto time) on Monday, December 6, 2004, being the second last business day preceding the date of the Meeting (or the second last business day before any adjournment thereof), provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the time for voting.**

DATED at Toronto, Ontario as of the 9th day of November, 2004.

BY ORDER OF THE BOARD

(signed) "Gregory J. Peebles"
Chairman and Chief Executive Officer

ONTZINC CORPORATION
Suite 300
6 Adelaide Street East
Toronto, Ontario
M5C 1H6

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (this "Information Circular") is furnished to the shareholders of ONTZINC Corporation (the "Corporation" or "ONTZINC") in connection with the solicitation by management of the Corporation of proxies to be used at the special meeting (the "Meeting") of the shareholders of the Corporation to be held at 10:00 a.m. (Toronto time) on Wednesday, December 8, 2004 at the Royal York Hotel, 100 Front Street West, Confederation Room III, Toronto, Ontario, and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Information Circular (the "Notice of the Meeting"). The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone by officers, directors or regular employees of the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of the Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. **The solicitation of proxies by this Information Circular is being made by and on behalf of management of the Corporation.** The cost of the solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The information contained herein is given as of November 5, 2004 except as otherwise indicated. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Information Circular.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are officers and/or directors of the Corporation. A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons specified in such form of proxy to attend and act for and on behalf of such shareholder at the Meeting. Such right may be exercised by either striking out the names of the persons specified in the form of proxy accompanying this Information Circular and inserting the name of the person to be appointed in the blank space provided in such form of proxy or by completing and executing another form of proxy and, in either case, returning such completed and executed form of proxy in the manner described in the Notice of the Meeting.

A shareholder of the Corporation who has given a proxy may revoke it by an instrument in writing deposited or transmitted by telephonic or electronic means at the registered office of the Corporation, Suite 300, 6 Adelaide Street East, Toronto, Ontario M5C 1H6 prior to prior to 10:00 a.m. (Toronto time) on Tuesday, December 7, 2004, being the last business day preceding the date of the Meeting (or the last business day before any adjournment thereof), provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the time for voting.

Voting of Common Shares Represented by Management Proxies

The persons named in the form of proxy accompanying this Information Circular will vote the Common Shares in respect of which they are appointed proxy on any ballot that may be called for at the Meeting or at any adjournment thereof in accordance with the instructions in the form of proxy. **In the absence of instructions, such persons will vote such Common Shares in favour of each of the matters referred to in the Notice of the Meeting.**

The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of the Meeting and with respect to other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters that are not now known to management of the Corporation should properly be brought before the Meeting or any adjournment thereof, the Common Shares represented by any proxy will be voted on such matters in accordance with the judgment of the person named in such proxy.

Voting Shares and Principal Holders Thereof

As of the date hereof, the Corporation had 237,624,415 Common Shares outstanding (the "Outstanding Shares"). Each holder of record of a Common Share at the close of business on Friday, November 5, 2004 will, unless otherwise specified herein, be entitled to one vote for each one Common Share held by such holder on all matters to be brought before the Meeting.

To the knowledge of the officers and directors of the Corporation, except as set out below, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Outstanding Shares as of the date hereof:

Name and Municipality of Residence	Type of Ownership	Number and Class of Shares	Percentage of Class
Gregory J. Peebles Toronto, Canada	Direct and Indirect	30,200,000	12.71

BUSINESS OF THE MEETING

Adoption of Shareholder Rights Plan

Background

On November 9, 2004, the board of directors of the Corporation approved the adoption of a shareholder rights plan (the "Shareholder Rights Plan"). The Shareholder Rights Plan is currently effective, but is subject to approval by the shareholders of the Corporation at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve the Shareholder Rights Plan and the issuance of all Rights (defined below) to be issued pursuant to the Shareholder Rights Plan. The Shareholder Rights Plan has a term of three years and will expire on November 9, 2007, unless the Rights are earlier redeemed. Approval of the Shareholder Rights Plan by shareholders is required by the TSX Venture Exchange. The Shareholder Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the rights plan agreement dated November 9, 2004, between the Corporation and Equity Transfer Services Inc., which gives effect to the Shareholder Rights Plan (the "Rights Agreement") will be made available upon request by contacting the Corporate Secretary of the Corporation.

Objectives of the Shareholder Rights Plan

The fundamental objectives of the Shareholder Rights Plan are to provide adequate time for the Corporation's board of directors and shareholders to assess an unsolicited take-over bid for the Corporation, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Shareholder Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Corporation's board of directors. If a take-over bid fails to meet these minimum standards and the Shareholder Rights Plan is not waived by the board of directors, the Shareholder Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

Currently, the board of directors of the Corporation is not aware of any pending or threatened take-over bid for the Corporation.

In adopting the Shareholder Rights Plan, the board of directors considered the existing legislative framework governing take-over bids in Canada. The board of directors believes such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the board of directors sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Common Shares of the Corporation where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

It is not the intention of the board of directors in recommending the confirmation and ratification of the Shareholder Rights Plan to either secure the continuance of the directors or management of the Corporation or to preclude a take-over bid for control of the Corporation. The Shareholder Rights Plan provides various mechanisms where shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of the take-over bid that does not meet the Permitted Bid criteria, the board of directors is always bound to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Shareholder Rights Plan in respect of such bid. In discharging such responsibility, the board of directors will be obligated to act honestly and in good faith with a view to the best interests of the Corporation.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Corporation's Shareholder Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the OBCA, the Corporation's governing corporate statute, to promote a change in the management or direction of the Corporation, and will have no effect on the rights of holders of the Corporation's Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The board of directors believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Corporation's Shareholder Rights Plan would serve to bring about a similar result.

The Shareholder Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Shareholder

Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of Shareholder Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement. A shareholder or any other interested party may obtain a copy of the Rights Agreement by contacting the Corporate Secretary of the Corporation.

(i) Effective Date

The effective date of the Shareholder Rights Plan is November 9, 2004 (the "Effective Date").

(ii) Term

Subject to the approval by shareholders of the Corporation at the Meeting, as set forth herein, the Rights Agreement and the Rights issued thereunder will expire on November 9, 2007, unless otherwise terminated in accordance with their terms.

(iii) Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each Common Share outstanding and has and will attach to each Common Share subsequently issued.

(iv) Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

(v) Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

(vi) Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(A) the take-over bid must be made by way of a take-over bid circular;

(B) the take-over bid must be made to all shareholders, other than the bidder;

(C) the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

(D) if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten days from the date of such public announcement;

(E) the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(F) the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

(vii) Waiver

The board of directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all the holders of Common Shares. Where the board of directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

(viii) Redemption

The board of directors with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Common Share. Rights may also be redeemed by the board of directors without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(ix) Amendment

The board of directors may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board of directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

(x) Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Corporation. The board of directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(xi) Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution approving the Shareholder Rights Plan

The text of the resolution approving the Shareholder Rights Plan to be put before shareholders at the Meeting is as follows:

"BE IT HEREBY RESOLVED THAT:

1. the Shareholder Rights Plan as set forth in the Rights Agreement dated November 9, 2004, between the Corporation and Equity Transfer Services Inc., and all Rights issued pursuant to such Rights Plan, is hereby approved, confirmed and ratified;

2. any of the officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action; and

3. notwithstanding the approval of holders of the Common Shares to the above resolutions, the directors of the Corporation may revoke the foregoing resolutions before they are acted on without any further approval by the holders of Common Shares of the Corporation."

Directors' Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE CORPORATION BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE CORPORATION AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN. UNLESS THE SHAREHOLDER RIGHTS PLAN IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORM OR EFFECT.

Election of Additional Directors

On October 8, 2004 the Corporation announced that it entered into an agreement to acquire (the "Acquisition") 100% of Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. for the purchase price of $325 million, subject to final adjustment. In connection with the Acquisition and for the purpose of improving the corporate governance practices of the board of directors of the Corporation, most significantly with regard to the independence of the board and its committees, the board of directors has determined that it is advisable to increase the size of the board and elect additional directors. The Corporation is asking the shareholders to elect four additional individuals, being Messrs. Peter Jones, Norman Anderson, James Ashcroft and Ian Con as directors of the Corporation, effective upon the completion of the Acquisition and such directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Acquisition is subject to regulatory and stock exchange approval and other closing conditions.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Assuming the above nominees are elected, the board of directors will be comprised of Messrs. Gregory J. Peebles, Richard W. Brissenden, Peter T. George, Christopher O. Irwin, Peter Jones, M. Norman Anderson, James W. Ashcroft and Ian Conn.

The following table sets forth certain information with respect to the four additional persons proposed to be nominated by management for election as directors.

Name and Place of Residence	Principal Occupation	Securities Owned or Controlled[1]
Peter Jones Flin Flon, Manitoba	President and Chief Executive Officer of HBMS	Nil
M. Norman Anderson Vancouver, British Columbia	President of Anderson & Associates	Nil
James W. Ashcroft Sudbury, Ontario	President of J.W. Ashcroft & Associates	Nil
Ian Conn Dallas, Texas	Management Consultant	Nil

(1) Information respecting holdings of securities has been provided by the proposed nominees individually.

Each of the proposed nominees has held the principal occupation set forth opposite his name for the previous five years except for: Mr. Peter Jones, who, from June 2001 to June 2002, was the President, Metals Division at HBMS and prior thereto was, from October 1998 to June 2001, the Senior Vice President, Projects at HBMS; and Mr. Ian Conn, who, for the relevant period prior to June 2002, was the President and Chief Executive Officer of the Asian Pacific Business Unit of Thomas Group Limited.

Stated Capital Reduction

At the Meeting, the shareholders will be asked to consider and, if thought appropriate, pass a resolution authorizing a reduction to the Corporation's stated capital (the "Stated Capital Reduction Resolution").

As at June 30, 2004, the stated capital of the Corporation was equal to $24,847,656, whereas the Corporation's total shareholders equity amounted to $12,081,735, which included a deficit of $21,978,639.

By passing the Stated Capital Reduction Resolution, the Corporation will be able to more accurately reflect the true value of its stated capital account on its balance sheet. The Corporation will not incur any cash obligations relating to this reduction.

Purpose of Stated Capital Reduction and Directors' Recommendation

In order to meaningfully reflect the future financial results of the Corporation, it is proposed that the shareholders' equity account for the Common Shares of the Corporation be reduced by $21,978,639 or such lesser amount as may be acceptable to the Corporation in accordance with section 34 of the OBCA effective upon the completion of the Acquisition. The board of directors believes that it is appropriate and in the best interests of the Corporation for the amount of the stated capital account to be reduced by $21,978,639 in order to more accurately reflect the true value of the Corporation's stated capital account. This adjustment is for accounting purposes only and does not require the expenditure of funds by the Corporation. The effect of such reduction is that the stated capital account shall be reduced by $21,978,639 to become $2,869,017 as of July 1, 2004 and the deficit as of such date will be eliminated.

Stated Capital Reduction Resolution

In accordance with section 34 of the OBCA, in order to be effective, the Stated Capital Reduction Resolution must be approved by not less than two-thirds of the votes cast in respect thereof at the Meeting. If the Stated Capital Reduction Resolution is not approved, the Corporation will continue with its present stated capital amount and deficit amount.

The text of the Stated Capital Reduction Resolution to be put before shareholders at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Corporation be and is hereby authorized and directed to reduce its stated capital for its Common Shares by $21,978,639 or by such lesser amount as may be acceptable to the Corporation in accordance with section 34 of the OBCA effective upon completion of the Acquisition; and

2. any one director or officer of the Corporation be and is hereby authorized to execute and deliver, under corporate seal or otherwise, all such deeds, documents, instruments and assurances and to do all such acts and things as such person may deem necessary or desirable to give effect to the foregoing."

Name Change

Upon the Acquisition being effected, the Corporation proposes to change its name from ONTZINC Corporation to HudBay Minerals Inc. subject to any applicable regulatory approval. The change of name is thought desirable by the directors of the Corporation in light of the Acquisition.

At the Meeting, the shareholders will be asked to consider and, if thought appropriate, pass a resolution authorizing the change of the Corporation's name (the "Change of Name Resolution"). In order to be effective, the Change of Name Resolution must be approved by not less than two-thirds of the votes cast in respect thereof at the Meeting.

The text of the Change of Name Resolution to be put before the shareholders at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Corporation shall, in accordance with section 168(1) of the OBCA, amend its articles to change its name to HudBay Minerals Inc., subject to regulatory approval;

2. the directors of the Corporation may, pursuant to section 168 (3) of the OBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3. any one director or officer of the Corporation be for and on behalf of the Corporation authorized to make all arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

Consolidation of Common Shares

General

Shareholders are being asked to consider and, if thought advisable, to pass the special resolution (the "Consolidation Resolution") set forth below authorizing the board of directors, in its sole discretion, to consolidate the Common Shares on the basis of one new Common Share for a number of Common Shares up to forty Common Shares, currently issued or authorized (the "Consolidation") and amending the Corporation's articles accordingly. Approval of the Consolidation Resolution by shareholders would give the board of directors authority to implement the Consolidation at a consolidation basis of one new Common Share for up to forty old Common Shares (as may be determined by the board of directors in its sole discretion) at any time prior to December 8, 2005. In addition, notwithstanding approval of the Consolidation by shareholders, the board of directors may, in its sole discretion, revoke the Consolidation Resolution, and abandon the Consolidation without further approval or action by or prior notice to shareholders.

Reasons for the Consolidation

Authorization to implement the Consolidation is being sought by the board of directors in connection with the financing required to complete the Acquisition in order to make the Common Shares more attractive to certain classes of institutional investors and provide the Corporation with an increased share price, which will also improve margin terms associated with the purchase of Common Shares. Implementation of the Consolidation is subject to regulatory approval, including the approval of the TSX Venture Exchange.

The board of directors believes that shareholder approval of a maximum potential Consolidation ratio (rather than a single consolidation ratio) provides the board of directors with maximum flexibility to achieve the desired results of the Consolidation. If the Consolidation Resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the board of directors that the Consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a Consolidation, the Corporation's board of directors will set the timing for such a consolidation and select the specific ratio from within the range for a ratio set forth in the Consolidation Resolution.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Corporation's Common Shares (the aggregate value of all Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per share market price of the Common Shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. Further, there can be no assurance that, if the Consolidation is implemented, the margin terms associated with the purchase of Common Shares will improve or that the Corporation will be successful in receiving increased attention from institutional investors.

In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the Common Shares could be adversely affected.

Principal Effects of the Consolidation

As of November 5, 2004, the Corporation had 237,624,415 Common Shares issued and outstanding. Following the completion of the proposed Consolidation, the number of Common Shares of the Corporation issued and outstanding will depend on the ratio selected by the Corporation's board of directors. The following table sets out the appropriate number of Common Shares that would be outstanding as a result of the Consolidation at the ratios suggested below.

Proposed Consolidation Ratio[1]	**Approximate Number of Outstanding Common Shares (Post Consolidation)**[2]
1 for 10	23,762,441
1 for 20	11,881,220
1 for 40	5,940,610

(1) The ratios above are for information purposes only and are not indicative of the actual ratio that may be adopted by the board of directors to affect the Consolidation.
(2) Based on the number of outstanding Common Shares as of November 5, 2004.

As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares that remain available for future issuances. In addition, the 10% Common Shares reserved for issuance pursuant to the Corporation's Share Option Plan will be reduced proportionately based on the Consolidation ratio selected by the board of directors.

The Consolidation may result in some shareholders owning "odd lots" of less than 500 Common Shares on a post-Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in

"board lots" of even multiples of 500 shares. Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in "round-lots" of even multiples of 500 shares.

Implementation of the Consolidation

Along with this Information Circular, the Corporation has sent letters of transmittal to holders of Common Shares for use in transmitting their share certificates to the Corporation's registrar and transfer agent, Equity Transfer Services Inc., in exchange for new certificates representing the number of Common Shares of the Corporation to which such shareholder is entitled as a result of the Consolidation. **Please do not send the letter of transmittal or share certificates until the Corporation announces by press release that the Consolidation will become effective and the Consolidation ratio selected by the board of directors.** No delivery of a new Common Share certificate to a shareholder will be made until the shareholder has surrendered their current certificates. Until surrendered, each share certificate formerly representing old Common Shares of the Corporation shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Consolidation. No fractional shares will be issued in connection with the Consolidation. If, as a result of the Consolidation, the holder becomes entitled to a fractional share, such fraction will be rounded down to the nearest whole number.

The implementation of the Consolidation Resolution is conditional upon the Corporation obtaining the necessary regulatory consents. The Consolidation Resolution provides that the board of directors is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation, without further approval of the Corporation's shareholders. In particular, the board of directors may determine not to present the Consolidation Resolution to the Meeting or, if the Consolidation Resolution is presented to the Meeting and approved, may determine after the meeting not to proceed with completion of the proposed Consolidation and filing the articles of amendment under the *Business Corporations Act* (Ontario) ("OBCA").

Effect on Non-registered Shareholders

Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Consolidation Resolution

The text of the Consolidation Resolution to be put forth to the shareholders at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the issued and outstanding common shares in the capital of ONTZINC Corporation (the "Corporation") be changed by the consolidation of the issued and outstanding common shares on the basis of one new common share for a number of old common shares up to forty common shares (such consolidation ratio to be determined by resolution of the board of directors of the Corporation at its sole discretion);

2. no fractional shares shall be issued upon the consolidation and in the case where the consolidation results in a shareholder of the Corporation otherwise becoming entitled to a fraction of a common share, a downward adjustment shall be made to the next whole common share;

3. the effective date of such consolidation shall be the date shown in the certificate of amendment provided that, in any event, such date shall be prior to December 8, 2005;

4. any of the officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute and deliver Articles of Amendment to effect the foregoing resolutions in accordance with the *Business Corporations Act* (Ontario) and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such

determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action; and

5. notwithstanding the approval of holders of the common shares of the Corporation to the above resolutions, the directors of the Corporation may revoke the foregoing resolutions before they are acted on without any further approval by the holders of common shares of the Corporation."

Vote Required and Recommendation of Board of Directors

FOR THE REASONS INDICATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE CORPORATION BELIEVE THAT THE PROPOSED CONSOLIDATION IS IN THE BEST INTEREST OF THE CORPORATION AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE CONSOLIDATION RESOLUTION. To be effective, the Consolidation Resolution must be approved by not less than two-thirds of the votes cast in respect thereof at the Meeting. The Consolidation Resolution provides that the board of directors of the Corporation may revoke the Consolidation Resolution without the approval of shareholders.

EXECUTIVE COMPENSATION

The Executive Compensation section contained in the Corporation's Management Information Circular dated June 7, 2004 as filed on www.sedar.com is hereby incorporated by reference and forms part of this Information Circular. If you wish to obtain a copy of the Corporation's Management Information Circular dated June 7, 2004, you may do so upon request to the Corporate Secretary.

INDEBTEDNESS OF DIRECTORS EXECUTIVE OFFICERS AND EMPLOYEES

As of November 5, 2004, no current or former director, executive officer or employee of the Corporation or its subsidiaries was indebted to the Corporation or its subsidiaries, excluding routine indebtedness.

As at the end of and during the year ended, December 31, 2003, no director or executive officer of the Corporation or associate of such person was indebted to the Corporation or its subsidiaries, excluding routine indebtedness.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, the only material transactions entered into since January 1, 2004, or proposed to be entered into, that have or will materially affect the Corporation or any affiliates of the Corporation involving an informed person in respect of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of such persons or Corporations were as follows: Mr. Gregory J. Peebles, a director, Chairman and Chief Executive Officer of the Corporation, purchased 10 million units of the Corporation pursuant to a private placement completed on September 10, 2004, at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at a price of $0.06 per Common Share at any time prior to September 30, 2006. During the six months ended June 30, 2004, the Corporation incurred costs totalling $329,940 for legal services provided by two law firms with which Mr. Peebles and Christopher O. Irwin, a director and the Secretary of the Corporation, were associated.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table (presented in accordance with Ontario securities laws) sets forth details of the compensation plans of the Corporation, as of December 31, 2003, under which equity securities of the Corporation are authorized for issuance.

	Equity Compensation	Plan Information	
Plan Category	Number of Securities to be issued upon exercise of outstanding Options, Warrants and Rights	Weighted – Average exercise price of outstanding Options, Warrants and Rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plan Approved by Shareholders	16,500,000	$0.16	Nil
Equity Compensation Plan Not Approved by Shareholders	Nil	Nil	Nil
Total	16,500,000	$0.16	Nil

ADDITIONAL INFORMATION

Additional information about the Corporation is available on www.sedar.com. Financial information about the Corporation is provided in the Corporation's annual report for the year ended December 31, 2003. Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending hereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

BY ORDER OF THE BOARD

November 9, 2004

(signed) "Gregory J. Peebles"
Chairman and Chief Executive Officer

ONTZINC CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of ONTZINC Corporation (the "Corporation") will be held at 10:00 a.m. (Toronto time) on Wednesday, December 8, 2004 at the Royal York Hotel, 100 Front Street West, Confederation Room III, Toronto, Ontario, for the following purposes:

1. to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution in the form set out in the accompanying management information circular of the Corporation (the "Information Circular") confirming and approving the shareholder rights plan described in the Information Circular;

2. to elect four additional individuals to the Corporation's board of directors;

3. to consider and, if thought appropriate, to pass, with or without variation, a special resolution in the form set out in the Information Circular, authorizing a reduction of the Corporation's stated capital;

4. to consider and, if thought appropriate, to pass, with or without variation, a special resolution in the form set out in the Information Circular approving the change of name of the Corporation from ONTZINC Corporation to HudBay Minerals Inc.;

5. to consider and, if thought appropriate, pass, with or without variation, a special resolution in the form set out in the Information Circular authorizing the consolidation of the issued and outstanding common shares of the Corporation and the corresponding amendment to the articles of the Corporation; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information with respect to the matters to be considered at the Meeting and forms part of this notice of the Meeting.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on November 5, 2004 will be entitled to vote at the Meeting.

Regardless of whether or not you are able to be present at the Meeting, please date, sign and return the form of proxy accompanying this notice of the Meeting. **To be effective, forms of proxy must be received by Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 prior to 10:00 a.m. (Toronto time) on Monday, December 6, 2004, being the second last business day preceding the date of the Meeting (or the second last business day before any adjournment thereof), provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the time for voting.**

DATED at Toronto, Ontario as of the 9th day of November, 2004.

BY ORDER OF THE BOARD

(signed) "Gregory J. Peebles"
Chairman and Chief Executive Officer

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

LETTER OF TRANSMITTAL

Relating to the consolidation of the Common Shares of HudBay Minerals Inc. (formerly ONTZINC Corporation).

The completed Letter of Transmittal, accompanied by the share certificate(s) of ONTZINC Corporation (now HudBay Minerals Inc.) should be personally delivered or forwarded by registered mail to: Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 (the "**Transfer Agent**").

DO NOT FORWARD SHARE CERTIFICATES TO THE HEAD OFFICE OF HUDBAY MINERALS INC. (FORMERLY ONTZINC CORPORATION).

PLEASE TYPE OR WRITE LEGIBLY IN BLOCK LETTERS.

The undersigned hereby delivers to you the following share certificate(s) representing Common Shares of ONTZINC Corporation (now HudBay Minerals Inc.) of which the undersigned has full power and authority to deposit, sell, assign and transfer.

Number on certificate	Name in which registered	Number of Common Shares shown on face of certificate

(Attach additional list if the space above is insufficient)

The Transfer Agent is hereby requested and authorized to issue new certificates of HudBay Minerals Inc. (formerly ONTZINC Corporation) on the basis of the consolidation ratio selected by the board of directors of ONTZINC Corporation (now HudBay Minerals Inc.) as provided in the Management Information Circular of ONTZINC Corporation (now HudBay Minerals Inc.) dated November [9], 2004, such consolidated Common Shares being "**Consolidated Common Shares**".

A. NAME AND NUMBER OF CERTIFICATES FOR CONSOLIDATED COMMON SHARES

Certificate(s) representing Consolidated Common Shares are to be issued as follows:

Name on Certificate	Number of Consolidated Common Shares

(See instruction 4. Attach additional list if the space above is insufficient)

<table>
<tr>
<td>

B. DELIVERY

Mail or make available for delivery certificate(s) representing Consolidated Common Shares as follows:

Name: ______________________________

____

Address:

____

____

Postal (Zip) Code :______________________

Make available for pick-up at the office of Equity Transfer Services Inc. against a counter receipt, by:

Name:________________________________

Address:______________________________

____

</td>
<td>

C. IMPORTANT: This box must be completed fully if the name in which any Consolidated Common Share is to be issued differs from the name of the registered holder appearing on the existing certificate(s).

Date:________________________________

Signature:____________________________

Name:_______________________________

Address:

____

____

Postal (Zip) Code:______________________

Signature Guaranteed by:

____

</td>
</tr>
</table>

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:____________________________

Signature of Shareholder:__________________________

Telephone:____________________________________

INSTRUCTIONS

1. Each registered holder of Common Shares of ONTZINC Corporation (now HudBay Minerals Inc.) must deliver the Letter of Transmittal completed and signed, together with their share certificate(s) to Equity Transfer Services Inc. (the "**Transfer Agent**") at the office of the Transfer Agent set out in Instruction 6 below. The method of delivery of the Common Share certificate(s) is at the option and risk of the holder of Common Shares. It is recommended such documents be delivered by hand to the Transfer Agent and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Transfer Agent at the office set out below.

2. Each registered holder of Common Shares must fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the certificate(s) representing Consolidated Common Shares will be mailed to the shareholder's address recorded on the books of the Transfer Agent.

3. If no change in the name of the registered holder appearing on the existing Common Share certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Part A of this Letter of Transmittal. Any holder who does not fill out Part A will receive one Consolidated Common Share certificate for all Common Share certificates delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate is requested a charge of $3.00 (plus G.S.T.) will be levied for each additional certificate.

4. A registered holder of Common Shares who wishes to have the certificate(s) representing Consolidated Common Shares registered in the name of a person other than the registered holder must fill in Part C as well as Parts A and B of the Letter of Transmittal and must endorse the existing Common Share certificate(s) delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by a Canadian Schedule I chartered bank, or a member of a recognized Securities Transfer Association Medallion Program (STAMP).

5. Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Transfer Agent.

6. Additional copies of the Letter of Transmittal may be obtained from the Transfer Agent at the office of the Transfer Agent specified below.

   Equity Transfer Services Inc.
   Suite 420
   120 Adelaide Street West
   Toronto, Ontario
   M5H 4C3

7. If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to Equity Transfer Services Inc. at the address set out in Instruction 6 above, together with correspondence stating that the original certificate has been lost. Equity Transfer Services Inc. will forward appropriate documentation. Any questions should be directed to Equity Transfer Services Inc. telephone number (416) 361-0152, facsimile number (416) 361-0470.


www.equitytransfer.com


EQUITY
TRANSFER SERVICES

Ontzinc Corporation
82-34778
Provided In Accordance With Section 240.12g3-2(b)(1)(i)

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 19, 2004

Dear Sir or Madam:

RE: ONTZINC CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Special* Meeting of Shareholders for Ontzinc Corporation.

1. ISIN - CA 6833811079
2. Date Fixed for the Meeting - December 08, 2004
3. Record Date For Notice - November 05, 2004
4. Record Date For Voting - November 05, 2004
5. Beneficial Ownership Determination Date - November 05, 2004
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting - Non-Routine

Yours Truly,
EQUITY TRANSFER SERVICES INC.

L Clarkin

ANGLO AMERICAN INTERNATIONAL, S.A.

- AND -

ONTZINC CORPORATION

SHARE PURCHASE AGREEMENT

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made this 7th day of October, 2004;

BETWEEN:

ANGLO AMERICAN INTERNATIONAL, S.A., a corporation incorporated under the laws of Luxembourg,

(the "Seller")

- and -

ONTZINC CORPORATION, a corporation incorporated under the laws of the Province of Ontario,

(the "Buyer")

RECITALS:

1. The Seller is the legal and beneficial owner of all of the issued and outstanding shares of 152640 Canada Inc. (the "Company").

2. The Company is the legal and beneficial owner of all of the issued and outstanding shares of Hudson Bay Mining and Smelting Co., Limited ("HBMS").

3. The Buyer wishes to purchase all but not less than all of the issued and outstanding shares of the Company and the Seller has agreed to sell all but not less than all of the issued and outstanding shares of the Company.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement,

"**Accounting Firm**" has the meaning ascribed thereto in Section 2.5(c);

"**Accounting Records**" means all of the books of account, accounting records and other financial data and information of the Company and the Operating

Companies for each of the fiscal years of the Company and the Operating Companies commencing on and after January 1, 1999, including copies of filed Tax Returns and tax assessment notices for the same fiscal years;

"**Accounts Payable**" means collectively all accounts payable of the Operating Companies;

"**Accounts Receivable**" means collectively all accounts receivable of the Operating Companies;

"**Act**" means the *Canada Business Corporations Act* and the regulations thereunder;

"**Action or Legal Proceeding**" means any claim, action, suit, arbitration, inquiry, proceeding, whether administrative, public or private, before any court or Governmental Authority, or any investigation by a Governmental Authority;

"**Adjustment Date**" means the thirtieth (30th) calendar day after the Closing Date;

"**affiliate**" and "**body corporate**" have the respective meanings ascribed to those terms by the Act on the date hereof;

"**Agreement**" means this share purchase agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or replaced from time to time;

"**Anglo American Properties**" means the mining or mineral claims and other properties and interests which were held by HBED for and on behalf of Anglo American Exploration (Canada) Limited as described in the Seller's Disclosure Schedule;

"**Anti-Trust Filings**" has the meaning ascribed thereto in Section 5.3.3(a);

"**Applicable Law**" means, with respect to any Person, any Canadian or foreign federal, provincial, state or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise), or Order of any Governmental Authority, or rule of any stock exchange or securities commission, that applies in whole or in part to the Seller, the Buyer, the Company, the Operating Companies, the Business, the way the Business is carried on, or to any of the Purchased Securities, but does not include any Environmental Laws;

"**Assets**" means all assets, property (real, personal and intellectual), agreements and undertakings, including all tangible and intangible goods, chattels, fixtures, improvements or other items of the Company or the Operating Companies, and including the Real Property, the Mining Properties, the Leases, the Leased Premises, the Buildings, the Equipment, the Equipment Leases, the Intellectual Property Rights and all Inventory, owned, leased or acquired for or derived from

or used by the Company or the Operating Companies in connection with the conduct or operations of the Business, or any part thereof, and in which it has a right, title or interest, wherever it is situated, but excluding the Anglo American Properties and the Surplus Properties;

"**Balance Payable**" has the meaning ascribed thereto in Section 2.5(e);

"**Benefit Plans**" means all bonus, deferred compensation, incentive compensation, share purchase, share appreciation and share option, severance or termination pay, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement or pension plans or agreements, or each other employee benefit plan or agreement (whether funded or unfunded, whether or not insured, and whether or not required by any Applicable Law) that is sponsored, maintained or contributed to or required to be sponsored, maintained or contributed to by the Company or either Operating Company for the benefit of any of the Employees or persons who were employees of the Company or either Operating Company at any time during the past three years (whether or not insured and whether or not required by any Applicable Law), except that the term "Benefit Plans" shall not include any Statutory Plans;

"**Books and Records**" means all books, records, Accounting Records, sales and purchase records, title records, list of suppliers and customers, pricing and credit information, formulae, business, engineering and consulting reports, all recorded geotechnical and geoscientific information, surveys, maps, research and development information or mining plans relating to the Business and in the possession or control of the Company or either Operating Company, including, without limitation, any such records or information stored electronically or on computer-related media, but excluding any such records and information relating primarily to the Anglo American Properties;

"**Buildings**" means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on or forming part of the Real Property or the Leased Premises;

"**Business**" means all of the businesses carried on by the Operating Companies of mining, milling and flotation, smelting, refining, metal marketing and mineral exploration and development in Canada, and all operations and activities incidental thereto;

"**Business Day**" means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in Toronto, Ontario;

"**Buyer's Disclosure Schedule**" means the disclosure schedule addressed to the Seller signed and delivered by the Buyer contemporaneously with entry into of

this Agreement disclosing for the purposes of this Agreement (i) information constituting disclosure for the purposes of, and exceptions to, the representations and warranties of the Buyer set forth in Section 3.2 hereof, and (ii) particulars of other matters referred to in this Agreement;

"**Buyer Indemnified Parties**" has the meaning ascribed thereto in Section 9.6.1;

"**Cash**" means all cash of the Company and the Operating Companies on hand and in the bank, on a consolidated basis;

"**Certified Employees**" means those Employees whose employment is governed by a Collective Agreement;

"**Closing**" means the completion of the sale to and purchase by the Buyer of the Purchased Securities and the completion of all other transactions contemplated by this Agreement which are to occur contemporaneously with the purchase and sale of the Purchased Securities;

"**Closing Date**" means: (i) the later of (a) the third Business Day following the satisfaction of the conditions to Closing set forth in Sections 4.1.2 and 4.2.2 hereof, and (b) the closing of the Financing, or (ii) such other Business Day as the Parties agree in writing as the date that the Closing shall take place;

"**Closing Document**" means any document delivered at the Closing Time as provided in or pursuant to this Agreement;

"**Closing Time**" means 9:00 a.m. Toronto time on the Closing Date or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place;

"**Collective Agreement**" means any collective agreement, letter of understanding, letters of intent or other binding written commitment made by or on behalf of the Company or the Operating Companies with any Employee Representative governing the terms of employment of Certified Employees;

"**Commissioner**" means the Commissioner of Competition appointed under the Competition Act;

"**Company**" means 152640 Canada Inc.;

"**Company Articles**" means collectively the articles of incorporation of the Company dated November 4, 1986 and the articles of amendment of the Company dated March 25 and September 29, 1988;

"**Company Financial Statements**" means the unaudited financial statements of the Company for the fiscal year ended December 31, 2003, consisting of a balance sheet, a statement of financial position, a statement of profit and loss, a

statement of changes in financial position, together with notes to such financial statements;

"Company Reconciled Financial Statements" means the audited financial statements of the Company for the fiscal years ended December 31, 2001, 2002 and 2003, respectively, consisting in each case of a balance sheet, a statement of financial position, a statement of profit and loss, a statement of changes in financial position, together with notes to such financial statements, including a note reconciling such statements to U.S. GAAP, and the report of the auditor thereon;

"Company Three-Year Audited Financial Statements" means the audited financial statements of the Company for the fiscal years ended December 31, 2001, 2002 and 2003, respectively, consisting in each case of a balance sheet, a statement of financial position, a statement of profit and loss, a statement of changes in financial position, together with notes to such financial statements, and the report of the auditor thereon;

"Competition Act" means the *Competition Act* (Canada), as amended;

"Competition Act Approval" means the occurrence of any one of the following:

(a) the issuance of an advance ruling certificate by the Commissioner under section 102(1) of the Competition Act to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement;

(b) the waiting period under section 123 of the Competition Act shall have expired and neither the Buyer nor the Seller shall have been advised in writing by the Commissioner that

(i) the Commissioner has determined to make an application for an order under section 92 or 100 of the Competition Act in respect of the transactions contemplated by this Agreement or to commence an inquiry in respect of such transactions under section 10 of the Competition Act; or

(ii) an application under section 9 of the Competition Act has been made to the Commissioner in respect of the transactions contemplated by this Agreement; or

(c) the Commissioner or a person authorized by the Commissioner shall, in accordance with section 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in respect of the transactions contemplated by this Agreement, because substantially similar information was previously

supplied in relation to a request for an advance ruling certificate pursuant to section 102 of the Competition Act;

"**Competition Tribunal**" means the Competition Tribunal established under the *Competition Tribunal Act* (Canada);

"**Condition of the Business**" means the consolidated condition of the Business including the Assets, liabilities, operations, activities and financial position of the Operating Companies, taken as a whole;

"**Confidentiality Agreement**" means the confidentiality agreement dated March 24, 2004 entered into by the Buyer, HBMS and the Seller;

"**Contracts**" means the contracts, agreements, licence agreements and other legally binding instruments entered into by the Company or the Operating Companies;

"**Copyright**" means all copyright of the Operating Companies, whether registered or not;

"**CRA**" means the Canada Revenue Agency or any predecessor or successor thereof;

"**Data Room**" means the data room located in Winnipeg, Manitoba prepared by the Seller in connection with the sale of the Purchased Securities contemplated in this Agreement;

"**Deposit**" means the sum of $500,000 which shall be paid by the Buyer in accordance with Section 2.6, as a deposit on account of the Purchase Price;

"**Deposit Interest**" means the interest earned on the Deposit up to but excluding the Closing Date;

"**Discovering Party**" has the meaning ascribed thereto in Section 3.9;

"**Dispute Notice**" has the meaning ascribed thereto in Section 2.5(b);

"**Employees**" means those individuals who are employed by an Operating Company on the date hereof or at the Closing Time, including pursuant to a written employment contract;

"**Employee Representative**" means any union, collective bargaining agent, employees' association or similar body authorized to act on behalf of the Employees in employment matters, whether under a Collective Agreement or otherwise;

"**Encumbrance**" means any encumbrance of any kind whatever (registered or unregistered) and includes a security interest, mortgage, lien, hypothec, pledge,

hypothecation, assignment, charge, security under section 426 or section 427 of the *Bank Act* (Canada), any restriction or limitation on the transfer of the Purchased Securities, a deposit by way of security and any easement, restrictive covenant or right of way, restriction, encroachment, burden or title reservation of any kind;

"**Environment**" means the environment or natural environment as defined in any Environmental Law and "**Environmental**" shall have a similar extended meaning;

"**Environmental Compliance Review**" means all Environmental audits, Environmental assessments and all Environmental studies or evaluations related in any way to the Company, the Operating Companies, the Business or the operation of the Business;

"**Environmental Laws**" means all Canadian or foreign federal, provincial, state or municipal statutes, laws (including the common law), ordinances, rules having the force of law, regulations, by laws (zoning or otherwise), or Orders of any Governmental Authority, relating in whole or in part to the Environment and includes those relating to the pollution or protection of the Environment and the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, or Release of any Hazardous Substance;

"**Environmental Permits**" means all Licences issued, granted, or conferred by any Governmental Authority pursuant to any Environmental Laws;

"**Equipment**" means all tangible personal property owned or leased by the Company or either Operating Company and which is used in connection with the Business, whether moveable or immoveable, including all machinery, motor vehicles, trucks or other mobile equipment, mining equipment, rolling stock, fixtures, tools, furniture, furnishings, material handling equipment, computers, photocopiers, office equipment, implements, and spare parts used for by or in connection with the Business, wherever located;

"**Equipment Leases**" means the leases of Equipment to which the Operating Companies are party;

"**Equity Securities**" means:

(i) all shares;

(ii) all other securities of a body corporate of any kind or class which confer on the holders thereof one or more of the following rights:

(A) to vote for the election of directors either under all circumstances or in certain circumstances whether or not such circumstances exist or have occurred, or

(B) to receive the remaining property of the body corporate upon dissolution, or

(C) to receive any dividend or similar distribution from the body corporate; and

(iii) any securities of a body corporate which are convertible into, exchangeable for or which carries a right to purchase one or more such shares or other securities of such body corporate, and any options, rights, warrants or subscription privileges issued or granted by a body corporate (whether or not currently exercisable or exercisable on conditions) to acquire one or more such shares or other securities or such convertible securities of such body corporate of such body corporate;

"**Escrow Agent**" has the meaning ascribed thereto in Section 2.7(a)(i);

"**Execution Date**" means the date on which the last of the Parties executed this Agreement;

"**Financial Statements**" means the Company Financial Statements and the HBMS Financial Statements;

"**Financiers**" means such third parties as will provide or arrange for the Financing to the Buyer, whether as underwriters, agents, investors, lenders or otherwise;

"**Financing**" means a debt and/or equity financing of the Buyer to provide the funds, or the balance of the funds, necessary to pay the Purchase Price;

"**Financing Documents**" means all prospectuses, offering memoranda, marketing materials, road show and presentation scripts, and other offering documents used in connection with raising the Financing;

"**Generally Accepted Accounting Principles**" or "**GAAP**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

"**Governmental Authority**" means any Canadian or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

"**Hazardous Substance**" means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, or dangerous substance as defined or identified in any Environmental Law;

"**HBED**" means Hudson Bay Exploration and Development Company Limited;

"**HBMS**" means Hudson Bay Mining and Smelting Co., Limited;

"**HBMS Financial Assistance**" has the meaning ascribed thereto in Section 3.1.39;

"**HBMS Financial Statements**" means the audited consolidated financial statements of HBMS for the fiscal year ended December 31, 2003, consisting of a balance sheet, statement of financial position, statement of profit and loss, statement of changes in financial position, together with notes to such financial statements, and the report of the auditor thereon;

"**HBMS Indebtedness**" means all outstanding indebtedness drawn down under loans, credit facilities or lines of credit issued to the Company or the Operating Companies, on a consolidated basis;

"**HBMS Reconciled Financial Statements**" means the audited consolidated financial statements of HBMS for the fiscal years ended December 31, 2001, 2002 and 2003, respectively, consisting in each case of a balance sheet, statement of financial position, statement of profit and loss, statement of changes in financial position, together with notes to such financial statements including a note reconciling such statements to U.S. GAAP, and the report of the auditor thereon;

"**HBMS Three-Year Audited Financial Statements**" means the audited consolidated financial statements of HBMS for the fiscal years ended December 31, 2001, 2002 and 2003, respectively, consisting in each case of a balance sheet, statement of financial position, statement of profit and loss, statement of changes in financial position, together with notes to such financial statements, and the report of the auditor thereon;

"**HSR Act**" means the United States *Hart-Scott-Rodino Antitrust Improvements Act* of 1976, as amended;

"**HSR Act Approval**" means the expiration or earlier termination of all applicable waiting periods under the HSR Act;

"**including**" means "**including without limitation**" and the term "**including**" shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"**Industrial Designs**" means any industrial designs or similar rights of the Operating Companies whether registered or not;

"**Information**" means all information (whether oral or in writing, or stored in computerised, electronic, disk, tape, microfilm or other form) furnished by a Party, its affiliates, and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party or its Representatives containing or based, in whole or in part, upon any such furnished information or derived from access provided by a Party, its affiliates, and their respective Representatives, and each item thereof, whether obtained before or after the Execution Date, but for greater clarity the term "Information" does not include information that (i) is already in the other Party's possession, if the possession of such information is not known to the other Party to be subject to a confidentiality agreement with or other obligations of secrecy or fiduciary responsibility to the disclosing Party or another person, (ii) becomes available to the other Party on a non-confidential basis from a source other than the disclosing Party, its affiliates, and their respective Representatives, which source to the other Party's knowledge is not bound by a confidentiality agreement or other obligation of secrecy or fiduciary responsibility to the disclosing Party or another person and is not otherwise under an obligation of secrecy to the disclosing Party or another person, or (iii) is independently developed by the other Party without reliance on any Information;

"**Intellectual Property Rights**" means all intellectual property rights of the Operating Companies, including:

(a) all Trade Marks;

(b) all Copyrights;

(c) all Industrial Designs;

(d) all Patents;

(e) all customized computer software created for an Operating Company, and rights related thereto; and

(f) all renewals, modifications and extensions of any of items (a) through (e);

"**Interim Period**" means the period from and including the Execution Date to and including the Closing Time;

"**Interim Period Advances**" means, at any time, the outstanding principal amount of all loans and advances made during the Interim Period by the Seller or an affiliate thereof (other than the Company or an Operating Company) to the Company and the Operating Companies;

"**Interim Period Equity Contributions**" means, at any time, the sum of all moneys contributed during the Interim Period by the Seller or any affiliate thereof (other than the Company or an Operating Company) to the Company and the

Operating Companies as the subscription price of shares of the Company or as a capital contribution;

"**Interim Period Distributions**" means, at any time, the sum of all moneys paid during the Interim Period by the Company or the Operating Companies to the Seller or any affiliate thereof (other than the Company or an Operating Company) as the redemption or repurchase price of shares, dividends, return of capital or other distributions in respect of shares of the Company;

"**Interim Reconciled Financial Statements**" means the Interim Reviewed Financial Statements for the nine month period ended September 30, 2004, including a note reconciling such statements to U.S. GAAP;

"**Interim Reviewed Financial Statements**" means unaudited financial statements of the Company and unaudited consolidated financial statements of HBMS for the six month period ended June 30, 2004 and for the nine month period ended September 30, 2004, consisting of a balance sheet, a statement of income, a statement of changes in financial position, a statement of changes in shareholders' equity, together with notes to such financial statements, and an auditor's review report thereon;

"**Inventory**" means all inventories of ore, raw materials, work-in-progress, stock-in-trade, concentrated or refined metals, and supplies, of or pertaining to the Business, wherever located;

"**IP Adjustment**" means the aggregate amount determined under Section 2.2(c);

"**Key Employees**" means those individuals set forth in Schedule A hereto[redacted] [redacted];

"**Leased Premises**" means all of the lands, including the Buildings thereon, which are subject to the Leases and are leased by an Operating Company as lessee, but excluding any Mining Properties and the Surplus Properties;

"**Leases**" means the leases or agreements in the nature of a lease of lands or Buildings, to which the Company or an Operating Company is a party, whether as lessor or lessee, but excluding any Mining Properties;

"**Letter**" has the meaning ascribed thereto in Section 2.7(a)(iii);

"**Licence**" means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

"**Material Adverse Effect**" means a material adverse effect on the Condition of the Business or the right or ability of the Operating Companies to carry on the Business as it is carried on at the date hereof; provided, however, that none of the following shall be taken into account in determining whether there has been or

would be a "Material Adverse Effect": (i) any adverse effect resulting from conditions affecting any nation's economy or mining industry, or the mining industry generally, (ii) any adverse effect resulting from or relating to financial, banking or securities markets (including any disruption thereof and any decline in any market index, the price of any security, or metal prices, or any unfavourable change in currency exchange rates), (iii) any adverse effect arising primarily out of, or resulting primarily from, actions taken by any Party in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which is attributable to the announcement of this Agreement and the transactions contemplated by this Agreement (including any litigation, employee attrition or any loss or postponement of business resulting from termination or modification of any vendor, customer or other business relationships, delay of customer order or otherwise and any corresponding change in the margins, profitability or financial condition of an Operating Company), and (iv) any adverse effect on the Condition of the Business that is cured (including by the payment of money) by the Operating Companies, the Company or Seller before the earlier of (a) the Closing Date and (b) the date on which this Agreement is terminated. Any determination as to whether any condition or other matter has a Material Adverse Effect shall be made only after taking into account all insurance coverage and indemnifications and other rights of the Operating Companies with respect to such condition or matter;

"**Material Properties**" means the Properties listed in Schedule "C" hereto;

"**Mining Properties**" means all mining or mineral claims (whether patented or unpatented), mining or mineral leases (including Order-in-Council leases), sub-surface rights or other rights to prospect or explore for minerals, or to mine minerals, of which either of the Operating Companies is the recorded or registered holder or the beneficial owner or in which either of the Operating Companies has an option to acquire an interest, but excluding the Anglo American Properties and the Surplus Properties;

"**Minority-Owned or Inactive Corporations**" means Stikine Copper Limited, Considar Metal Marketing S.A., and Mingold Resources Inc.;

"**Monthly Management Reports**" means the monthly reports, internally known as the "Yellow Books", prepared for HBMS management relating to the operations and condition of HBMS for each month commencing with January 2004;

"**Non-Certified Employees**" means those Employees whose employment is not governed by a Collective Agreement;

"**notice**" has the meaning ascribed thereto in Section 10.3(a);

"**Occupational Health and Safety Acts**" means *The Workplace Safety and Health Act* (Manitoba) and all other legislation of any jurisdiction applicable to

the Operating Companies dealing with any of the subject matter of such act or with any aspect of the health or safety of employees, and the regulations promulgated thereunder;

"**Operating Companies**" means HBMS and HBED, and "**Operating Company**" means either one of them;

"**Operating Companies Articles**" means collectively the articles of amalgamation of HBMS dated January 1, 1982 and any articles of amendment or arrangement since such date and the articles of continuance of HBED dated May 27, 1978 and any articles of amendment since such date;

"**Order**" means any order, judgement, injunction, decree, ruling or award of any court, arbitrator or Governmental Authority;

"**ordinary course**" or "**normal course**", when used in relation to the conduct of the Business, means any transaction which constitutes an ordinary day-to-day business activity of the Operating Companies;

"**Parties**" means the Buyer and the Seller collectively, and "**Party**" means either one of them;

"**Patents**" means all patents, the inventions claimed therein and all applications therefor of the Operating Companies, including patents which may be issued out of such applications (including divisions, reissues, renewals, re-examinations, continuations, continuations in part and extensions), applied for or registered in any jurisdiction;

"**Pension Plan**" means each of the Benefit Plans that is a "registered pension plan" as that term is defined in subsection 248(1) of the *Income Tax Act* (Canada) or a contractual pension obligation (whether registered or unregistered, including supplemental pension obligations);

"**Permitted Encumbrances**" means:

(a) inchoate or statutory liens for Taxes not at the time overdue and inchoate or statutory liens for overdue Taxes the validity of which the Company or the Operating Companies are contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(b) statutory liens incurred or deposits made in the ordinary course of the Company's or the Operating Companies' business in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c) liens and privileges arising out of any judgement with respect to which the Company or the Operating Companies intend to prosecute an appeal or proceedings for review but only for so long as there is a stay of execution pending the determination of such appeal or proceedings for review;

(d) the Reclamation Security and any other security given by the Company or the Operating Companies to a public utility or any Governmental Authority when required in the ordinary course of business of the Company or the Operating Companies;

(e) undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the Company's or the Operating Companies' business, a claim for which has not been filed or registered pursuant to law or which notice in writing has not been given to the Company;

(f) any reservations, limitations, restrictions, qualifications, claims, interests, estates or exceptions contained in the original grants from the Crown or imposed by statute;

(g) any rights of third parties to earn a profit, royalty or ownership interest in the Properties and any rights of third parties under option, partnership, joint venture or co-tenancy agreements if and to the extent disclosed in the Seller's Disclosure Schedule;

(h) easements and any registered restrictions or covenants that run with the land provided they have been complied with and provided that in the aggregate they will not have a Material Adverse Effect;

(i) rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines and other similar products or services, provided that in the aggregate they will not have a Material Adverse Effect;

(j) zoning by-laws, ordinances or other restrictions as to the use of real property and agreements with other Persons registered against title to the Real Property, provided that in the aggregate they will not have a Material Adverse Effect;

(k) any consent of a third party which may be required under any Contract, Lease, Equipment Lease, Intellectual Property Right, Licence or under any Applicable Law or Environmental Law if and to the extent disclosed in the Seller's Disclosure Schedule;

(l) any other Encumbrances disclosed in the Seller's Disclosure Schedule;

"**Person**" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;

"**Prime Rate**" for any day means the rate of interest expressed as a rate per annum that Bank of Nova Scotia establishes at its head office in Toronto, Ontario as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which it at present refers to as its prime rate;

"**Properties**" means the Real Property, the Mining Properties and the Leased Premises, excluding, for greater certainty, the Surplus Properties;

"**Purchase Price**" means the purchase price to be paid by the Buyer to the Seller for the Purchased Securities as provided in Section 2.2;

"**Purchase Price Adjustments**" means the Interim Period Advances, the Interim Period Equity Contributions, the Interim Period Distributions and the IP Adjustment;

"**Purchased Securities**" means the Shares and the outstanding principal balance, as at 12:01 a.m. on the Closing Date, of the Interim Period Advances, if any, and any note or other security evidencing the Interim Period Advances;

"**Real Property**" means all of the lands, including Buildings thereon and surface rights, of which either of the Operating Companies are the recorded, registered or beneficial owners, but excluding any Mining Properties and Surplus Properties;

"**Reclamation Security**" means the security interests granted by HBMS to and in favour of Her Majesty the Queen in Right of the Province of Saskatchewan ("**Saskatchewan**") pursuant to a Security Agreement between Saskatchewan and HBMS dated March 31, 1999 and the security interests granted by HBMS to and in favour of the Queen in Right of the Province of Manitoba ("**Manitoba**") pursuant to a Security Agreement between Manitoba and HBMS dated May 7, 2004;

"**Reconciled Financial Statements**" means the Company Reconciled Financial Statements, the HBMS Reconciled Financial Statements and the Interim Reconciled Financial Statements;

"**Release**" means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, dumping, depositing, spraying, burying, abandoning, incinerating or placing or any similar action defined in any Environmental Law;

"**Remedial Order**" means any Order issued, filed or imposed pursuant to any Environmental Law and includes any Order requiring any remediation or clean-up of any Hazardous Substance, or requiring that any Release of any Hazardous Substance be reduced, modified or eliminated;

"**Remittance Amount**" has the meaning ascribed thereto in Section 2.7(a)(i);

"Remittance Amount Escrow Agreement" has the meaning ascribed thereto in Section 2.7(b);

"Representative" means each director, officer, employee, agent, solicitor, accountant, consultant, or financial adviser of a Party and its affiliates and all other persons acting for or in conjunction with the Party referred to in connection with the transactions contemplated herein;

"Seller's Disclosure Schedule" means the disclosure schedule addressed to the Buyer signed and delivered by Seller contemporaneously with entry into of this Agreement disclosing for the purposes of this Agreement (i) information constituting disclosure for the purposes of, and exceptions to, the representations and warranties of Seller set forth in Section 3.1 hereof, and (ii) particulars of other matters referred to in this Agreement;

"Senior Managers" means those employees of HBMS who are identified as such in Seller's Disclosure Schedule;

"Shares" means:

(i) the 123,348 issued common shares and the 127,023,042 issued preference shares of the Company owned by the Seller as of the date hereof; and

(ii) any other shares of the Company issued to or acquired by the Seller or any affiliate thereof during the Interim Period;

which will, at Closing, represent all of the issued and outstanding Equity Securities of the Company.

"Statutory Plans" means all statutory plans for the benefit of any of the Employees or persons who were Employees of the Company or either Operating Company with which such companies are required to comply, including the Canada/Quebec Pension Plan or plans administrated pursuant to applicable provincial health, workers' compensation, workers' safety and insurance and employment insurance legislation;

"Surplus Properties" means those Real Properties, Leased Premises and Mining Properties which the Operating Companies intend to sell or otherwise dispose of, as described in the Seller's Disclosure Schedule;

"Taxes" means all taxes and similar governmental charges, whether Canadian or foreign, including

(a) income, franchise, capital, real property, withholding, payroll, employer health, transfer, sales, use, excise, consumption, anti-dumping, countervailing and value added taxes, all other taxes of any kind for which the Company or the Operating Companies may have any liability, whether disputed or not;

(b) assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith; and

(c) all Canada Pension Plan contributions and employment insurance premiums;

"**Tax Returns**" means all reports, returns and other documents filed or required to be filed by the Company and the Operating Companies in respect of Taxes or in respect of or pursuant to any Canadian taxing statute;

"**Trade Marks**" means all trade-marks, trade names, designs, graphics, logos and other commercial symbols of the Operating Companies, whether registered or not;

"**Transmission**" has the meaning ascribed thereto in Section 10.3(a); and

"**U.S. GAAP**" means United States accounting principles used in financial statements suitable for filing with the United States Securities and Exchange Commission.

1.2 Statutes

Unless specified otherwise, any reference in this Agreement to a statute refers to that statute as it may be amended from time to time until the Closing Time.

1.3 Generally Accepted Accounting Principles

All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Generally Accepted Accounting Principles.

1.4 Headings

The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereof", "hereby" and "hereunder" and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.

1.5 Number and Gender

In this Agreement, words in the singular include the plural and vice versa and words in one gender include all genders.

1.6 Schedules

The following schedules form part of this Agreement:

Schedule	Description
"A"	Persons Having Knowledge for the Seller
"B"	Persons Having Knowledge for the Buyer
"C"	Material Properties

1.7 Applicable Law

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Subject to Section 2.5, each Party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

1.8 Currency

Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SECURITIES

2.1 Purchase and Sale of Purchased Securities

The Buyer agrees to purchase the Purchased Securities and the Seller agrees to sell and transfer the Purchased Securities to the Buyer on the terms and conditions contained in this Agreement.

2.2 Purchase Price

The Purchase Price for the Purchased Securities shall equal:

(a) the sum of:

(i) $325,000,000,

(ii) $26,354,000, representing an agreed upon amount in respect of Cash at the close of business on September 30, 2004,

(iii) the Interim Period Advances, but expressly excluding any such loans or advances under Section 5.7, and

(iv) the Interim Period Equity Contributions, but expressly excluding any such contributions under Section 5.7,

less

(b) the sum of:

(i) the Interim Period Distributions, and

(ii) $39,160,000, representing an agreed upon amount in respect of the HBMS Indebtedness, Equipment Leases and certain other matters, at the close of business on September 30, 2004,

plus

(c) the aggregate of the amounts (the "**IP Adjustment**") calculated on each day from, and including, October 1, 2004 to, but excluding, the Closing Date, by multiplying

(i) the sum of the items set forth under subsections 2.2(a)(i), 2.2(a)(ii) and 2.2(a)(iv), less the sum of the items set forth under subsection 2.2(b) above as at the close of business on such day

by

(ii) the Prime Rate for such day plus 1%

and dividing such product by 365.

2.3 Purchase Price Allocation

The Purchase Price shall be allocated as follows:

Purchased Securities	Purchase Price
122,348 common shares (and all other common shares issued to or acquired by the Seller or an affiliate thereof during the Interim Period, if any)	One Dollar ($1.00)
The outstanding principal balance of the Interim Period Advances as at 12:01 a.m. on the Closing Date	The outstanding principal balance of the Interim Period Advances as at 12:01 a.m. on the Closing Date,
127,023,042 preference shares (and all other preference shares issued to or acquired by the Seller or an affiliate thereof during the Interim Period, if any)	Balance of the Purchase Price

2.4 Payment of Purchase Price

(a) Three days prior to the Closing Date, the Seller shall deliver to the Buyer the Seller's estimate of the Purchase Price, which shall include a statement of:

(i) the estimated Purchase Price Adjustments; and

(ii) the estimated Deposit Interest;

and particulars of their calculation.

(b) The Buyer shall pay the Purchase Price in accordance with the Seller's estimate, less the Deposit and the Deposit Interest (as estimated by the Seller), to the Seller at the Closing Time by wire transfer of immediately available funds to an account specified by the Seller, subject to Section 2.5.

2.5 **Purchase Price Adjustment, Dispute**

(a) Following the Closing, the Buyer and its auditors may consult with the firm of chartered accountants who immediately before the Closing Date were the auditors of HBMS, for the purpose of verifying the Seller's estimate of any or all of the Purchase Price Adjustments or of the Deposit Interest.

(b) If the Buyer disputes the Seller's estimate of any or all of the Purchase Price Adjustments or of the Deposit Interest, it shall give written notice ("**Dispute Notice**") to the Seller of such dispute on or before the Adjustment Date, and such dispute shall be resolved in accordance with Section 2.5(c). If the Buyer fails to give such Dispute Notice to the Seller on or before the Adjustment Date, the Seller's estimate of the Purchase Price Adjustments and of the Deposit Interest shall be final and binding on the Parties.

(c) If the Buyer gives a Dispute Notice to the Seller on or before the Adjustment Date, the Buyer and Seller shall promptly thereafter retain a firm of chartered accountants (the "**Accounting Firm**") to promptly review the disputed items or amounts for purposes of calculating the Purchase Price Adjustments and/or the Deposit Interest. If the Buyer and the Seller are unable to reach an agreement as to the identity of an Accounting Firm within five (5) Business Days of receipt of the Dispute Notice by the Seller, each of the Seller and the Buyer shall promptly, within five (5) Business Days of the expiry of the first five-day period, nominate an accounting firm, which may be their own auditor, and the firms so chosen shall, within five (5) Business Days of the last Party's selection of an accounting firm, choose an independent accounting firm to act as the Accounting Firm. If a Party fails to nominate an accounting firm within the period prescribed above, the Accounting Firm shall be, or shall be selected by, the accounting firm that was nominated by the other Party, provided that the Accounting Firm must be independent. If the accounting firms nominated by the Buyer and the Seller are unable to reach agreement on an independent accounting firm to act as the Accounting Firm within five (5) Business Days of the last Party's selection, then each such accounting firm shall nominate one independent accounting firm and the Parties shall apply to the Ontario Superior Court of Justice to select the Accounting Firm from between the two independent accounting firms so nominated. For the purposes of calculating the Purchase Price Adjustments

and/or the Deposit Interest, the Accounting Firm shall (i) consider only those items or amounts in the calculation of the Purchase Price Adjustments or the Deposit Interest as to which the Buyer has disagreed and (ii) assign to such disputed amounts a value which is equal to or between (but not above or below) the values assigned by the Buyer and the Seller to such disputed amounts. The Accounting Firm shall deliver to the Buyer and the Seller, as promptly as practical, a report setting forth each such calculation. The determination by the Accounting Firm as aforesaid will be final and binding on the Parties. The Parties shall direct the Accounting Firm to complete its work within thirty (30) days following its engagement. The expenses of the Accounting Firm to resolve a dispute under this Section 2.5(c) shall be shared equally by the Buyer and the Seller.

(d) The Buyer and the Seller agree that they will, and agree to cause their respective auditors to, co-operate with and assist the Accounting Firm in the conduct of the reviews referred to in Section 2.5(c), including making available to the extent reasonably required books, records, work papers (subject to appropriate indemnification) and personnel.

(e) If the Accounting Firm determines under Section 2.5(c) one or more of the Purchase Price Adjustments or the Deposit Interest to be an amount greater or less than that estimated by the Seller, the amount payable to the Seller in respect of the Purchase Price less the Deposit and the Deposit Interest (the "**Balance Payable**") shall be recalculated accordingly. For greater certainty, if the Accounting Firm determines one or more of the Purchase Price Adjustments or the Deposit Interest to be an amount greater or less than that estimated by the Seller, then the Balance Payable shall be adjusted as follows:

(i) if the Interim Period Equity Contributions, the Interim Period Advances or the IP Adjustment, as the case may be, so determined by the Accounting Firm exceed the Interim Period Equity Contributions, the Interim Period Advances or the IP Adjustment, as the case may be, as estimated by the Seller, the difference shall be added to the Balance Payable;

(ii) if the Interim Period Equity Contributions, the Interim Period Advances or the IP Adjustment, as the case may be, so determined by the Accounting Firm is less than the Interim Period Equity Contributions, the Interim Period Advances or the IP Adjustment, as the case may be, as estimated by the Seller, the difference shall be deducted from the Balance Payable;

(iii) if the Interim Period Distributions or the Deposit Interest so determined by the Accounting Firm is greater than the Interim Period Distributions or the Deposit Interest, as the case may be, as estimated by the Seller, the difference shall be deducted from the Balance Payable; and

(iv) if the Interim Period Distributions or the Deposit Interest so determined by the Accounting Firm is less than the Interim Period Distributions or the

Deposit Interest, as the case may be, as estimated by the Seller, the difference shall be added to the Balance Payable.

(f) Within five (5) Business Days after the delivery of such determination,

(i) if the Balance Payable as determined under Section 2.5(e) is greater than the amount paid by the Buyer under Section 2.4(b), the Buyer shall forthwith pay the difference to the Seller; or

(ii) if the Balance Payable as determined under Section 2.5(e) is less than the amount paid by the Buyer under Section 2.4(b), then the Seller shall forthwith refund the difference to the Buyer;

in either case together with interest thereon at the Prime Rate from the Closing Date to the date of payment.

2.6 Deposit

The Seller acknowledges receipt from the Buyer of a deposit of $250,000 paid by the Buyer on account of the Deposit to Fasken Martineau DuMoulin LLP, the solicitors of the Seller. The Buyer hereby covenants to pay a further sum of $250,000 on account of the balance of the Deposit, to Fasken Martineau DuMoulin LLP, the solicitors of the Seller, no later than the thirtieth (30th) day following the Execution Date. The Seller shall cause its solicitors to place such Deposit in an interest-bearing demand deposit with the Toronto-Dominion Bank. If the Closing occurs, the Deposit and Deposit Interest shall be credited against the Purchase Price and retained by the Seller. If the Closing does not occur and either (i) it did not occur for the reasons enumerated in Section 3.9 or subsections 8.1(a), 8.1(d) or 8.1(e), or (ii) the Buyer is released from its obligations pursuant to Section 8.3(a), the Seller, except as set forth below, shall forthwith return the Deposit to the Buyer with the interest earned thereon to the date of payment (less any amount that may be payable by Buyer pursuant to Sections 5.3.3(e) and 5.8 hereof). In all other circumstances where the Closing does not occur, or, notwithstanding the previous sentence, if the condition set forth in Section 4.1.5 is not satisfied, the Seller shall be entitled to keep the Deposit and all interest earned thereon for its own account, without prejudice to its right to pursue such other remedies as may be available to it. The Buyer shall be liable for all taxes payable in respect of all interest earned on the Deposit.

2.7 Section 116 Certificates and Holdback

(a) The Seller shall use its best efforts to deliver to the Buyer, at the Closing Time, the certificate required pursuant to s.116 of the *Income Tax Act* (Canada) to permit the Buyer to pay the Purchase Price provided for in Section 2.2 without any obligation pursuant to such Act to withhold or remit any portion thereof or any liability for failing to do so, failing which:

(i) at the Closing Time the Buyer shall pay to the Seller the amount of the Purchase Price set forth in Section 2.4(a) less any amount required to be remitted to the Receiver General pursuant to s. 116 of the *Income Tax Act* (Canada) (the "**Remittance Amount**"), and the Buyer shall pay the

Remittance Amount to Fasken Martineau DuMoulin LLP, solicitors for the Seller, in trust as escrow agent (the "**Escrow Agent**"), to be held and dealt with by the Escrow Agent in the manner prescribed in this Section;

(ii) the Seller shall continue to use its best efforts to obtain the certificate required pursuant to s. 116 of the *Income Tax Act* (Canada);

(iii) if the certificate required pursuant to s. 116 of the *Income Tax Act* (Canada) or a letter (the "**Letter**") from the CRA authorizing the retention of the withheld funds pending the completion of the CRA's review of the application for the section 116 certificate is not received by the Buyer at or before 5:00 p.m. (Toronto time) on the day 25 days after the last day of the calendar month in which the Closing occurs, the Escrow Agent shall remit to the Receiver General the Remittance Amount; and

(iv) if the Letter is received, the Escrow Agent shall not remit any amount to the Receiver General until such time as the CRA completes its review and then the Remittance Amount will be paid in accordance with the outcome of the CRA's review.

(b) The Buyer, the Seller and the Escrow Agent shall enter into an escrow agreement on and dated as of the Closing Date, in form and substance satisfactory to all parties thereto, in respect of the terms and conditions of this Section (the "**Remittance Amount Escrow Agreement**").

(c) The Remittance Amount shall be held by the Escrow Agent in an interest-bearing demand deposit with the Toronto-Dominion Bank and the interest shall accrue to the benefit of the Seller and be paid to the Seller, net of applicable withholding tax, when the Remittance Amount is remitted to the Receiver General or the Seller as the case may be.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer as set out in the following Subsections of this Section, subject to disclosure to the contrary in the Seller's Disclosure Schedule, and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement.

3.1.1 Corporate Matters – Seller and the Company

(a) Each of the Seller and the Company is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation.

(b) No proceedings have been taken or authorized by the Seller or the Company, or, to the Seller's knowledge, by any other Person, with respect to the bankruptcy,

insolvency, liquidation, dissolution or winding up of the Seller or the Company or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Company.

(c) The Seller has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party. The Seller has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is or will be a party.

(d) This Agreement has been, and each Closing Document to which the Seller is a party will when executed and delivered be, duly executed and delivered by the Seller, and this Agreement constitutes, and each Closing Document to which the Seller is a party will when executed and delivered constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

(e) The Company has all necessary corporate power and authority to own the assets currently owned by it, namely all of the issued and outstanding shares of HBMS, and to carry on the business as at present carried on by it, namely owning the shares of HBMS.

(f) A true copy of the Company Articles and all current by-laws of the Company has been made available to the Buyer before the Execution Date. The Company Articles and such by-laws of the Company constitute all of the articles and current by-laws of the Company, are complete and correct and are in full force and effect, and no proceedings or actions have been initiated or are pending to amend the Company Articles or current by-laws of the Company.

(g) The original or true copies of all minute books and share transfer records of the Company have been made available to the Buyer for review prior to the Execution Date. To the Seller's knowledge, such corporate records have been maintained in accordance with Applicable Law and contain complete and accurate:

(i) minutes of all meetings of the directors and the shareholders of the Company held since its incorporation; and

(ii) originals or true copies of all resolutions of the directors and the shareholders of the Company passed by signature in writing since its incorporation;

and reflect all actions taken and resolutions passed by the directors and shareholders of the Company since its incorporation.

To the Seller's knowledge, all resolutions contained in such records have been duly passed and all such meetings have been duly called and held, the share certificate books, register of shareholders, register of transfers and register of

directors of the Company completely and accurately reflect all changes in the shareholders and directors of the Company since its incorporation, and all applicable security transfer or documentary stamp taxes payable in respect of shares of the Company have been duly paid.

3.1.2 **Authorized and Issued Capital of the Company**

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, of which 122,348 common shares and 127,023,042 preference shares have been validly issued and are outstanding as fully paid and non-assessable shares as of the Execution Date.

3.1.3 **Title to Shares**

The Seller is the sole beneficial and registered owner of the Shares. The Seller now has, and on Closing, the Buyer shall acquire, good and marketable title to the Shares, free and clear of all Encumbrances other than the restrictions on transfer set forth in the Company Articles. The Shares constitute all of the issued and outstanding Equity Securities of the Company. There are no restrictions on the transfer of the Shares except those set forth in the Company Articles. The Seller has not entered into any agreement or understanding with any Person other than the Buyer with respect to the voting, sale or transfer of any of the Shares.

3.1.4 **Interim Period Advances**

The Interim Period Advances, if any, will at the Closing Time be *bona fide* debts of the Company and/or one or more of the Operating Companies owed to the Seller or to an affiliate of the Seller, free and clear of all Encumbrances, and enforceable in accordance with their terms.

3.1.5 **No Options**

The Seller has not granted to any Person other than the Buyer any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of the Purchased Securities. The Company has not granted to any Person any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of any Equity Securities of the Company.

3.1.6 **HBMS**

(a) The Company is the sole beneficial and registered owner of all of the issued and outstanding Equity Securities of HBMS, free and clear of all Encumbrances other than restrictions on transfer contained in the articles of HBMS.

(b) There are no restrictions on the transfer of the Equity Securities of HBMS, except those set forth in the articles of HBMS.

(c) The Company has not entered into any agreement or understanding with any Person with respect to the voting, sale or transfer of any of the Equity Securities of HBMS.

(d) HBMS has not granted to any Person any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of Equity Securities of HBMS.

3.1.7 **Assets and Liabilities of the Company**

The Company has no material assets of any kind except for the Equity Securities of HBMS, and has no material liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind.

3.1.8 **No Employees**

To the Seller's knowledge, before January 1, 1994 the Company did not have any employees. Since January 1, 1994, the Company has not had any employees, has no employees as of the Execution Date, and will not have any employees as of the Closing Date.

3.1.9 **Absence of Conflicting Agreements**

None of the execution and delivery of, or the observance and performance by the Seller of, any covenant, condition or obligation under this Agreement or any Closing Document to which it is a party:

(a) contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i) any Applicable Law;

(ii) any Licence of the Seller or the Company;

(iii) the articles, by-laws, directors or shareholders resolutions of the Seller or the Company;

(iv) the provisions of any Contract or Lease to which the Seller or the Company is a party, or by which the Seller, the Company or the Purchased Securities are bound or affected;

(b) relieves any other party to any Contract or Lease to which the Company is a party of that party's obligations thereunder or enable it to terminate its obligations thereunder; or

(c) results in the creation or imposition of any Encumbrance on the assets of the Company or the Purchased Securities other than a Permitted Encumbrance.

3.1.10 **Consents and Approvals**

Except (i) for the Competition Act Approval, the HSR Act Approval, and compliance with the pre-merger notification or other filing requirements of the Competition Act and the HSR Act, (ii) for any consent or filing requirements identified by the Seller in the Seller's Disclosure Schedule, and (iii) where the failure to obtain such consent, approval, Licence, Order, authorization, registration or declaration, or to make such filing, would not have a Material Adverse Effect, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Seller or the Company,

(a) in connection with

(i) the Closing;

(ii) the execution and delivery by the Seller of this Agreement or the Closing Documents to which it is a party;

(iii) the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents to which it is a party; or

(b) to avoid the loss of any Licence held by the Company.

3.1.11 **Minority-Owned or Inactive Corporations**

The Seller's Disclosure Schedule sets out the number, type and percentage of outstanding Equity Securities and other securities of the Minority-Owned or Inactive Corporations owned by HBMS. HBMS is the sole beneficial and registered owner of such Equity Securities and other securities, with good and marketable title thereto, free and clear of all Encumbrances other than any restrictions on transfer set forth in the articles of the Minority-Owned or Inactive Corporations and the rights of first refusal and other restrictions on the transfer of Equity Securities disclosed in the Seller's Disclosure Schedule.

3.1.12 **HBED**

(a) HBMS is the sole beneficial and registered owner of all of the issued and outstanding Equity Securities of HBED, with good and marketable title thereto, free and clear of all Encumbrances other than any restrictions on transfer set forth in the articles of HBED.

(b) There are no restrictions on the transfer of the Equity Securities of HBED, except those set forth in the articles of HBED.

(c) HBMS has not entered into any agreement or understanding with any Person with respect to the voting, sale or transfer of any of the Equity Securities of HBED.

(d) HBED has not granted to any Person any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether

legal, equitable, contractual or otherwise) for the purchase of Equity Securities of HBED.

3.1.13 **Corporate Matters – Operating Companies**

(a) each of the Operating Companies is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation;

(b) no proceedings have been taken or authorized by the Company or either Operating Company, or, to the Seller's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of either Operating Company or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to either Operating Company;

(c) the Operating Companies have all necessary corporate power and authority to own, lease or otherwise hold the Assets and to carry on the Business as it is at present carried on;

(d) the Seller's Disclosure Schedule sets out all extra-provincial corporation registrations, licences and qualifications held by the Operating Companies except for those registrations, licences and qualifications where the failure to have such registration, licence or qualification would not have a Material Adverse Effect;

(e) the Seller's Disclosure Schedule sets out the authorized capital of each of the Operating Companies and the issued and outstanding Equity Securities of the Operating Companies;

(f) a true copy of the Operating Companies Articles and current by-laws of the Operating Companies have been made available to the Buyer before the Execution Date. The Operating Companies Articles and such by-laws of the Operating Companies are complete and correct and are in full force and effect and no proceedings or actions have been initiated or are pending to amend the Operating Companies Articles or such by-laws of the Operating Companies; and

(g) the original or true copies of all minute books and share transfer records of the Operating Companies since January 1, 1999, that are in the possession of the Operating Companies, have been made available to the Buyer for review prior to the Execution Date. To the Seller's knowledge, since January 1, 1999, such corporate records have been maintained in accordance with Applicable Law and contain complete and accurate:

(i) minutes of all meetings of the directors and the shareholders of the Operating Companies held since such date; and

(ii) originals or true copies of all resolutions of the directors and the shareholders of the Operating Companies passed by signature in writing since such date;

and reflect all actions taken and resolutions passed by the directors and shareholders of the Operating Companies since January 1, 1999.

To the Seller's knowledge, since January 1, 1999, all resolutions contained in such records have been duly passed and all such meetings have been duly called and held, and the share certificate books, register of shareholders, register of transfers and register of directors of the Operating Companies completely and accurately reflect all changes in the shareholders and directors of the Operating Companies since such date.

3.1.14 **Absence of Conflicting Agreements – Operating Companies**

None of the execution and delivery of, or the observance and performance by the Seller of, any covenant, condition or obligation under this Agreement or any Closing Document to which it is a party:

(a) contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i) the articles, by-laws, directors or shareholders resolutions of either Operating Company;

(ii) the provisions of any Contract or Lease to which an Operating Company is a party, or by which any of them or the Assets are bound or affected;

(b) relieve any other party to any Contract or Lease to which an Operating Company is a party of that party's obligations thereunder or enable it to terminate its obligations thereunder; or

(c) results in the creation or imposition of any Encumbrance on either Operating Company or on the Assets other than a Permitted Encumbrance;

except where the same would not have a Material Adverse Effect.

3.1.15 **Consents, Approvals – Operating Companies**

Except (i) for the Competition Act Approval, the HSR Act Approval, and compliance with the pre-merger notification or other filing requirements of the Competition Act and the HSR Act, (ii) for any consent or filing requirements set forth by the Buyer in Section 3.2.4, and (iii) where the failure to obtain such consent, approval, Licence, Order, authorization, registration or declaration, or to make such filing, would not have a Material Adverse Effect, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority is required by either Operating Company:

(a) in connection with

(i) the Closing;

(ii) the execution and delivery by the Seller of this Agreement or the Closing Documents to which it is a party;

(iii) the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents to which it is a party; or

(b) to avoid the loss of any Licence held by the Operating Companies.

3.1.16 **The Financial Statements**

(a) True and correct copies of the Financial Statements have been made available to the Buyer prior to the Execution Date.

(b) The Financial Statements present fairly, in all material respects, the financial position (and in the case of HBMS, the consolidated financial position), results of operations and cash flows of the Company and HBMS (on a consolidated basis) as at the date and for the periods indicated in such Financial Statements, in Canadian dollars and in accordance with GAAP.

(c) The Interim Reviewed Financial Statements, when delivered to the Buyer, will have been prepared on a basis consistent with the basis on which the Financial Statements were prepared.

3.1.17 **Tax Matters/Statutory Plans**

(a) The Company and each Operating Company have (i) paid all Taxes due and payable as reflected on their Tax Returns prepared and filed since July 1, 1999, and (ii) paid all assessments and reassessments due and payable in respect of such Taxes.

(b) True and correct copies of all Tax Returns prepared and filed by the Company and each Operating Company since July 1, 1999, in respect of federal and provincial income taxes, capital taxes and large corporation taxes have been made available to the Buyer prior to the Execution Date.

(c) Each of the Company and the Operating Companies has timely filed (or there have been filed on their behalf) with the appropriate Governmental Authorities all filings related to any Statutory Plans and all Tax Returns required to be filed by such entities since July 1, 1999 (taking into account all valid extensions of due dates), and to the Seller's knowledge such filings and Tax Returns are true, correct and complete in all material respects.

(d) Each of the Company and the Operating Companies has, since July 1, 1999, withheld from each payment made by it to any of its present or former Employees, officers, directors and to all other applicable Persons the amount of all Taxes and all the deductions, whether statutory or otherwise, required to be withheld therefrom pursuant to any statute or Statutory Plan with which it is required to comply and has paid the same, together with all contributions of the

Company or the Operating Companies pursuant to any statute or Statutory Plan with which it is required to comply, to the proper taxing or other authority within the time limits prescribed under any Applicable Law or, if payment thereof is not yet due, has made adequate provision therefore in its accounts, books and record and financial statements.

(e) To the Seller's knowledge: (i) there are no reassessments of Taxes that have been issued and are outstanding; (ii) no Governmental Authority has challenged, disputed or questioned the Company or the Operating Companies in respect of Taxes or of any Tax Returns which challenge, dispute or question has not been resolved; (iii) the Company and the Operating Companies are not negotiating any draft assessment or reassessment with any Governmental Authority; (iv) none of the Company or the Operating Companies has received any written indication from any Governmental Authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits; (v) none of the Company or the Operating Companies has executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes; (vi) no federal, state, local or foreign audits or other Actions or Legal Proceedings are presently outstanding with regard to any Taxes or Tax Returns or Statutory Plans of the Company or any Operating Company, and neither the Company nor any Operating Company has received a written notice of any proposed Tax audits or Actions or Legal Proceedings relating to Taxes or Statutory Plans; and (vii) no Governmental Authority has asserted, or, to the knowledge of the Seller, is threatening to assert, against the Company or any Operating Company any deficiency or claim for Taxes or in respect of any Statutory Plan.

3.1.18 **Contracts, Leases and Equipment Leases**

(a) The Seller's Disclosure Schedule lists the Contracts, Leases, and Equipment Leases relating to the Business, to which the Company and/or either Operating Company are a party or by which they are bound, except those where performance or a failure to perform by the Company or an Operating Company under such Contracts, Leases and Equipment Leases would not have a Material Adverse Effect. True and correct copies of said Contracts, Leases and Equipment Leases have been made available to the Buyer prior to the Execution Date, and all such Contracts, Leases and Equipment Leases are in full force and effect and are valid and enforceable.

(b) Except where such default, breach or occurrence would not have a Material Adverse Effect, to the Seller's knowledge none of the Company or the Operating Companies have received any notice of (i) any default or breach in respect of the Contracts, Leases, and Equipment Leases referred to in Section 3.1.18(a) on the part of any of the parties thereto including the relevant Operating Company; or (ii) the occurrence of any event which, after the giving of notice or the lapse of time or both, would constitute such a default or breach.



3.1.20 **Employees**

(a) The Seller has delivered or made available, or caused the Company and the Operating Companies to deliver or make available, to the Buyer:

(i) a list setting out the names and base salaries of all existing Non-Certified Employees (other than the Employees referred to under Section 3.1.20(a)(ii)) as of September 1, 2004, together with the location of their employment;

(ii) copies of all written employment contracts, including any severance terms thereof or in connection therewith, with the Key Employees and the directors, officers and Senior Managers of the Company or the Operating Companies.

(b) Except where such violation, non-compliance, claim, complaint, investigation or order has been remedied or would not have a Material Adverse Effect, to the Seller's knowledge, since January 1, 1999, none of the Company or the Operating Companies has received any notice from any Governmental Authority: (i) of any violation or non-compliance by the Operating Companies with any labour and employment legislation applicable to them, including all employment standards, human rights, labour relations, occupational health and safety, pay equity, employment equity and workers' compensation or workplace safety and insurance legislation; or (ii) of any outstanding claims, complaints, investigations or orders under such legislation.

(c) The Seller has delivered or made available, or caused the Company and the Operating Companies to deliver or make available, to the Buyer copies of all agreements which contain provisions which would entitle any Non-Certified Employee or any executive officer of the Company or the Operating Companies to terminate their position or to receive any payment or remuneration or other entitlement of any kind whatsoever as a result of the completion of the purchase by the Buyer of the Purchased Securities from the Seller.

3.1.21 **Collective Agreements**

(a) The Seller has delivered or made available, or caused the Company and the Operating Companies to deliver or make available, to the Buyer:

(i) copies of all Collective Agreements currently in force;

(ii) a list setting out the names of all existing Employee Representatives as of the Execution Date;

(iii) a list setting out the various classifications of the Certified Employees and the number of Certified Employees in each classification as of September 1, 2004;

(b) Except for the Collective Agreements and Employee Representatives disclosed pursuant to subsection 3.1.21(a), none of the Company or any Operating Company is a party, either directly or by operation of law, to any Collective Agreement, no trade union, council or trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, or successor rights, or has applied or threatened to apply, to be certified as the bargaining agent of any of the Employees.

(c) Except where such strikes, work stoppages, lock outs, arbitrations, arbitration awards, arbitration proceedings, other proceedings or breaches have been resolved or remedied or would not have a Material Adverse Effect, to the Seller's knowledge there are no strikes, work stoppages, lock outs, arbitrations, arbitration awards, arbitration proceedings or other proceedings under any Collective Agreement currently outstanding or, to the knowledge of the Seller, threatened or outstanding against or involving the Company or either Operating Company.

3.1.22 **Benefit Plans**

(a) The Seller's Disclosure Schedule lists the Benefit Plans currently in force under which either Operating Company has material liabilities and identifies each of these Benefit Plans that is a Pension Plan.

(b) With respect to each of the Benefit Plans referred to in subsection 3.1.22(a), the Seller has made available to the Buyer true and complete copies of each of the following documents:

(i) the Benefit Plan (including all amendments thereto);

(ii) if the Benefit Plan is funded through a trust or any third party funding arrangement, the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

(iii) all contracts relating to the Benefit Plans with respect to which the Company or either Operating Company may have any liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(iv) the annual information return filed in respect of each Pension Plan with any applicable Governmental Authority for each of the last two completed years;

(v) the most recently completed actuarial report filed in respect of each Pension Plan with any applicable Governmental Authority;

(vi) the most recent financial statements filed in respect of each Pension Plan with any applicable Governmental Authority;

(vii) the most recent letter of confirmation of registration of each Pension Plan pursuant to the applicable pension legislation and the *Income Tax Act* (Canada);

(viii) the current statement of investment policies and procedures prepared in respect of each Pension Plan, whether or not such statement has been filed with any applicable Governmental Authority; and

(ix) the employee booklet or other summary plan description.

(c) Except where such claim would not have a Material Adverse Effect, to the Seller's knowledge, none of the Company or the Operating Companies has received notice of any currently outstanding or threatened claims in relation to any Benefit Plan referred to in subsection 3.1.22(a), other than routine claims for benefits.

(d) Except where the failure to make the same has been remedied or would not have a Material Adverse Effect, all deductions, contributions or premiums required to be made by the Company and the Operating Companies under the terms of each Benefit Plan referred to in subsection 3.1.22(a) or by Applicable Law have been made in a timely fashion in accordance with Applicable Laws and the terms of such Benefit Plans, and where no contributions are required, appropriate provision has been made in the Financial Statements, in accordance with Generally Accepted Accounting Principles, for all liability of the Company and the Operating Companies under or in respect of such Benefit Plans.

(e) None of the Benefit Plans referred to in subsection 3.1.22(a) provides benefits to retired employees or to the dependants or beneficiaries of retired employees.

3.1.23 **Litigation**

The Seller's Disclosure Schedule sets forth:

(a) each instance in which the Company or either of the Operating Companies (i) is subject to any outstanding Order or (ii) is a party to any Action or Legal Proceeding, except where the Order or Action or Legal Proceeding, if decided or resolved against the Company or the Operating Company in question, would not have a Material Adverse Effect;

(b) each Action or Legal Proceeding which, to the Seller's knowledge, is being threatened in writing by or against the Company or the Operating Companies, except where the Action or Legal Proceeding, if decided or resolved against the Company or the Operating Company in question, would not have a Material Adverse Effect; and

(c) to the knowledge of the Seller, there is no Action or Legal Proceeding threatened or outstanding that challenges the validity of this Agreement or any Closing Document, or any other transactions contemplated hereby or thereby or action taken or to be taken by the Seller, the Company or the Operating Companies in connection herewith or therewith.





3.1.26 **Workers' Compensation**

The Seller's Disclosure Schedule lists all outstanding notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, "assessments") or any other communications related thereto regarding the Operating Companies issued since January 1, 1999, from any workers' compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on, except where such assessments, or the failure to satisfy such assessments, would not have a Material Adverse Effect.

3.1.27 **Title to Assets**

Except:

(a) as disclosed in the Seller's Disclosure Schedule or the Financial Statements,

(b) for Encumbrances which when aggregated together would not have a Material Adverse Effect, and

(c) for the Properties and such other Assets where right, title or interest thereto or therein is a matter of public record and can be searched,

in the case of Assets which are owned by either of the Operating Companies, the Operating Companies own such Assets with a good and marketable title thereto free and clear of all Encumbrances except for Permitted Encumbrances, and in the case of Assets which are held by the Operating Companies under leases, the Operating Companies have valid and enforceable leases thereto and their leasehold interest in such Assets is free and clear of all Encumbrances except for Permitted Encumbrances.

3.1.28 **Intellectual Property Rights**

(a) **Registration.** The Seller's Disclosure Schedule lists all Intellectual Property Rights which are owned by the Company or the Operating Companies and which have been registered or for which applications for registration have been filed in any jurisdiction.

(b) **Infringements.** Except where such suit, proceeding, claim, demand, action, investigation, breach, violation, infringement or interference has been resolved in favour of the Company or the Operating Companies, has been remedied, or would not have a Material Adverse Effect, to the Seller's knowledge, since January 1, 1999, none of the Company or the Operating Companies has received any notice (i) of a claim of adverse ownership or invalidity or other opposition to or conflict with any of the Intellectual Property Rights; (ii) of any currently outstanding or threatened suit, proceeding, claim, demand, action or investigation of any nature or kind relating to the Intellectual Property Rights; or (iii) that the use of any of the Intellectual Property Rights breaches, violates, infringes or interferes with any rights of any Person or requires payment for the use of any intellectual property right, know-how or technology of another Person.

3.1.29 **Real Property, Leased Premises and Mining Properties**

(a) To the Seller's knowledge, the Seller's Disclosure Schedule sets forth:

(i) a list of all Real Property;

(ii) a list of all Leased Premises; and

(iii) a list of all Mining Properties.

(b) An Operating Company is:

(i) the legal and beneficial owner of each of the Material Properties that is a Real Property;

(ii) the registered holder or holder of record of each of the Material Properties that is a Mining Property;

(iii) the exclusive lessee of each of the Material Properties that is Leased Premises;

in each case free and clear of any Encumbrances other than Permitted Encumbrances and any Encumbrances that would be disclosed by a search of title to the relevant Material Property.

(c) Except where such work order, deficiency, breach, or change in zoning has been remedied or is in the course of being remedied within the time limits prescribed by Applicable Law, or would not have a Material Adverse Effect, to the Seller's knowledge, since January 1, 1999, none of the Operating Companies has received any notice (i) of any work orders outstanding against the Material Properties; (ii) of any deficiency notices, requests or written advice of any breach of any Applicable Law in respect of the foregoing which could, if not corrected, become a work order or could require performance of work or expenditure of money to correct; (iii) of any outstanding application for a re-zoning of any of the Material Properties or any proposed or pending change to any zoning affecting the Material Properties; (iv) of any breach or default in any respect any Permitted Encumbrances which are easements or registered agreements or restrictions affecting the Material Properties, or of any event or condition which, in either case, with the giving of notice or the lapse of time, would constitute such a breach or default.

(d) Except where such failure to be in good standing or such claim or challenge has been remedied or is in the course of being remedied within the time limits prescribed by Applicable Law, or would not have a Material Adverse Effect, the Mining Properties that are Material Properties are in good standing with respect to all filings, fees, rents, taxes, assessments, work commitments and other similar matters required with respect thereto, and there are no adverse claims or challenges outstanding or, to the Seller's knowledge, threatened against the Operating Companies' right, title and interest in and to the Mining Properties that are Material Properties.

(e) The Seller's Disclosure Schedule sets out all executory agreements entered into by the Operating Companies to sell, transfer, encumber or otherwise dispose of their respective right, title and interest in and to the Properties or any right, title or interest derived from the Properties (other than any products derived from the Properties), or the air, surface, entry and easement rights relating to the Properties.

(f) All of the tailings, tailings ponds, tailings dams, and other tailings impound areas into which tailings are currently being deposited by the Operating Companies are operated by the Operating Companies and are located on the Properties.

(g) No information relating to the Anglo American Properties was contained in the Data Room.

3.1.30 **No Expropriation**

To the Seller's knowledge none of the Operating Companies has received notice of any expropriation proceeding in process or threatened against or affecting the Assets, and the Seller has no knowledge of any discussions or negotiations which could lead to any such expropriation.

3.1.31 **Government Grants**

The Seller's Disclosure Schedule lists all Contracts relating to grants or other forms of assistance, including loans with interest at below market rates, received by the Company, the Operating Companies from any Governmental Authority since January 1, 1999, and copies of the same have been made available to the Buyer prior to the Execution Date.

3.1.32 **Licences**

Except for those Licences where the failure to hold or comply with such Licences would not have a Material Adverse Effect:

(a) Seller's Disclosure Schedule sets forth the Licences held by the Operating Companies and to the Seller's knowledge each Operating Company has complied in all material respects with each Licence held by such Operating Company; and

(b) to the Seller's knowledge, since January 1, 1999, none of the Operating Companies has received any notice of any default under or breach of the provisions of any Licence, or of any proceedings in progress or threatened, which is expected to result in the revocation, cancellation, suspension or any adverse modification of any of such Licences.

3.1.33 **Books and Records**

Since January 1, 1999, the Books and Records have been maintained in accordance with good business practices, and fairly and correctly set out and disclose in all material respects all financial transactions relating to the Company and the Operating Companies since January 1, 1999.

3.1.34 **Bank Accounts**

The Seller's Disclosure Schedule sets out the name of each bank or other depository in which the Company and the Operating Companies maintain any account, trust account or safety deposit box, along with the names of all persons authorized to draw thereon or who have access thereto.

3.1.35 **Conduct of Business**

Since January 1, 2004, except as disclosed in the Financial Statements or the Monthly Management Reports, and except for matters which would not have a Material Adverse Effect, neither the Company nor any Operating Company has:

(a) conducted the Business outside of the ordinary course;

(b) accelerated the sale of ore, concentrates or refined minerals derived from the Properties outside of the ordinary course, or transferred, assigned, sold or otherwise disposed of any of its assets, including Inventory, cancelled any debts or claims, or otherwise carried on the Business, in each case other than in the ordinary course and other than transfers of Anglo American Properties;

(c) incurred or assumed any obligation or liability other than obligations or liabilities incurred in the ordinary course;

(d) suffered a cumulative operating loss on a consolidated basis for the period from January 1, 2004 to the Execution Date;

(e) managed their Inventories, Accounts Receivable and Accounts Payable other than in the ordinary course;

(f) increased the compensation paid or payable to its existing Employees or increased the benefits to which such Employees are entitled under any Pension Plan or other Benefit Plan or created any new Pension Plan or other Benefit Plan for any such Employees, except in the ordinary course or in accordance with obligations in existence on January 1, 2004;

(g) incurred any material capital expenditures in excess of the 2004 approved allocation for capital expenditures;

(h) made any loan or advance to any Person or purchased or otherwise acquired the stock, assets or obligations of, or any interest in, any Person, other than in the ordinary course;

(i) directly or indirectly, merged, amalgamated or consolidated with any Person, or sold, assigned, leased or otherwise disposed of all or a substantial portion of its Assets (whether now owned or hereafter acquired) to any Person or acquired (whether in one transaction or in a series of transactions), other than in the ordinary course, all or substantially all of the assets of, or any ownership interest in, any Person; or

(j) authorized or agreed or otherwise become committed to do any of the foregoing.

3.1.36 **Insurance**

(a) The Seller has delivered or made available, or has caused the Company and the Operating Companies to deliver or make available: (i) a summary of the current insurance coverage applicable to the Business and the Assets, (ii) true and complete and up-to-date copies of those insurance polices currently maintained by the Operating Companies which will continue after Closing, (iii) claims histories for the past five (5) years for each Operating Company, and (iv) the most recent inspection reports, if any, received from insurance underwriters as to the conditions of the Assets, the Properties and the Business.

(b) Each such insurance policy is in full force and effect and is not in default, whether as to the payment of premium or otherwise, under the terms thereof.

3.1.37 **Non-Arms Length Transactions**

Neither the Company nor either Operating Company is party to any material agreement with the Seller or any affiliate of the Seller.

3.1.38 **Joint Venture Interests**

The Seller's Disclosure Schedule lists all material partnerships, joint ventures, co-tenancies, or other similar jointly owned businesses in which an Operating Company is a partner, co-tenant, joint venturer or otherwise a participant.

3.1.39 **Bank Creditors/Loans/Liabilities**

The Seller's Disclosure Schedule sets out all guarantees or similar financial assistance granted or given by the Company or the Operating Companies in support of obligations of the Seller and its affiliates (other than the Company, the Operating Companies, the Minority-Owned or Inactive Corporations and any other corporation or entity in which any of them may own a direct or indirect interest) (the "**HBMS Financial Assistance**"). The HBMS Indebtedness and the HBMS Financial Assistance are in good standing and all obligations to be performed by the Company or the Operating Companies, as applicable thereunder have been performed to date. Except as described in the Seller's Disclosure Schedule, neither the Company nor the Operating Companies has, directly or indirectly, assumed, guaranteed or otherwise become liable for or in connection with any other debt obligation or other liability of any other Person.

3.2 Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller as set out in the following Subsections of this Section, subject to disclosure to the contrary in the Buyer's Disclosure Schedule, and acknowledges that the Seller is relying upon such representations and warranties in entering into this Agreement.

3.2.1 **Corporate Matters**

(a) The Buyer is a corporation duly incorporated, organized, and validly existing under the laws of its jurisdiction of incorporation.

(b) No proceedings have been taken or authorized by the Buyer or, to the Buyer's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Buyer, or with respect to the amalgamation, merger, consolidation, arrangement or reorganization relating to the Buyer.

(c) The Buyer has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, the Agreement and the Closing Documents to which it is a party. The Buyer has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, the Agreement and the Closing Documents to which it is a party.

(d) This Agreement has been, and each Closing Document to which the Buyer is a party will on Closing be, duly executed and delivered by the Buyer, and this Agreement constitutes, and each Closing Document to which the Buyer is a party will on Closing constitute, a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

3.2.2 **Absence of Conflicting Agreements**

None of the execution and delivery of, or the observance and performance by the Buyer of, any covenant or obligation under this Agreement or any Closing Document to which it is a party or the Closing contravenes or results in (with or without the giving of notice or lapse of time, or both) or will contravene or violate or result in any breach or default of, or acceleration of any obligation under:

(a) any Applicable Law;

(b) any Licence of the Buyer;

(c) the articles, by-laws, directors' or shareholders' resolutions of the Buyer;

(d) the provisions of any agreement, lease, mortgage, security document, obligation or instrument to which the Buyer is a party or by which the Buyer or its assets is affected or bound.

3.2.3 **Investment Canada Act**

The Buyer is not a "non-Canadian" within the meaning of the *Investment Canada Act* and no approval or consent is required under such Act in connection with the execution, delivery and performance of this Agreement and the Closing Documents by the Buyer.

3.2.4 **Consents and Approvals**

Except (i) for the Competition Act Approval, the HSR Act Approval, (ii) as identified in the Buyer's Disclosure Schedule, and (iii) where the failure to obtain such consent, approval, Licence, Order, authorization, registration or declaration, or to make such filing, would not have a Material Adverse Effect, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Buyer in connection with

(a) the Closing,

(b) the execution and delivery by the Buyer of this Agreement or any Closing Document to which it is a party, or

(c) the observance and performance by the Buyer of its obligations under this Agreement or any Closing Documents to which it is a party.

3.3 Commission

Each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that Party.

3.4 Survival of Representations and Warranties of Seller

All representations and warranties made by the Seller in this Agreement or any Closing Document shall survive the Closing as follows:

(a) the representations and warranties set forth in Sections 3.1.1(a), 3.1.1(b), 3.1.1(c), 3.1.1(d), 3.1.2, 3.1.3, 3.1.5, 3.1.6, 3.1.12, 3.1.13(a), 3.1.13(b), 3.1.13(e), and 3.3 shall survive the Closing without time limit;

(b) all other representations and warranties contained in this Agreement or any Closing Document shall survive

(i) in the case of the representations and warranties set forth in Sections 3.1.17, until the expiry of the relevant limitations period under Applicable Law for the institution of proceedings by the relevant Governmental Authority with respect to the matters contemplated in that Section; and

(ii) in the case of all other representations and warranties, until March 31, 2006.

After such period, the Seller shall not have any further liability with respect to such representations and warranties except with respect to claims properly made under them within such period.

3.5 **Survival of Representations and Warranties of Buyer**

All representations and warranties made by the Buyer in this Agreement or any Closing Document shall survive the Closing as follows:

(a) the representations and warranties set forth in Sections 3.2.1, 3.2.3 and 3.3 shall survive the Closing without time limit; and

(b) all of the other representations and warranties in this Agreement and in any Closing Document shall survive until March 31, 2006.

After such period, the Buyer shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made under them within such period.

3.6 **Knowledge of the Seller**

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Seller, it shall be deemed to refer to the actual knowledge of the persons named in Schedule "A" hereto, excluding any imputed knowledge or matters which should have been known.

3.7 **Knowledge of the Buyer**

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Buyer, it shall be deemed to refer to the actual knowledge of the persons named in Schedule "B" hereto, excluding any imputed knowledge or matters which should have been known.

3.8 **Seller's Disclosure Schedule**

(a) The Seller's Disclosure Schedule includes a list of the documents which were made available to the Buyer in the Data Room or through subsequent disclosure. The documents in this list form part of the Seller's Disclosure Schedule.

(b) If the Seller's Disclosure Schedule includes information by reference to a particular section of this Agreement, then that reference is for convenience only. The Buyer acknowledges that "disclosure to the contrary" in the Seller's Disclosure Schedule as referred to in Section 3.1 includes disclosure in any part of the Seller's Disclosure Schedule (including in the documents referred to in Section 3.8(a)), without the need for the Seller to include a reference in the Seller's Disclosure Schedule to any particular section of this Agreement.

(c) Certain agreements and other matters are listed in the Seller's Disclosure Schedule for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed therein by the terms of this Agreement. In no event shall the listing of such agreements and other matters in the Seller's Disclosure Schedule

be deemed or interpreted to broaden or otherwise amplify Seller's representations and warranties, covenants or agreements contained in this Agreement or in any Closing Document, or be taken as an admission by Seller that such disclosure is required to be made under the terms of any of such representations and warranties.

(d) The headings contained in the Seller's Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Seller's Disclosure Schedule or this Agreement.

(e) Disclosure of any fact or item in the Seller's Disclosure Schedule which is referenced to a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement if such disclosure would permit a reasonable person to find such disclosure relevant to such other sections.

(f) The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Seller's Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in the Seller's Disclosure Schedule is or is not material for purposes of this Agreement.

3.9 Disclosure

If, in the case of the Buyer the individuals named in Schedule "B", and in the case of the Seller, the individuals named in Schedule "A", have actual knowledge after the Execution Date and before the Closing Time, either as a result of their own investigation or as a result of disclosure by the other Party, of any fact(s), matter(s) or event(s) which are not disclosed in this Agreement or in the Seller's Disclosure Schedule or otherwise known at the Execution Date by the Buyer, which constitute(s) a breach or breaches of the representations and warranties made by the Seller in this Agreement as at the Execution Date or which would constitute a breach of any of the representations and warranties identified in Section 4.1.1(b)(i) made by the Seller with effect at and as of the Closing Time, the Party whose persons named in Schedule "A" or "B", as the case may be, have such knowledge (herein referred to as the "**Discovering Party**") shall forthwith give written notice thereof to the other Party, and both Parties shall meet and negotiate with a view to resolving the matter. If the Discovering Party gives such notice and the Parties fail to resolve the matter prior to the Closing Date, the Buyer may give written notice to the Seller prior to the Closing Date terminating this Agreement. If the Buyer gives such notice of termination, this Agreement shall thereupon terminate, Section 8.2 shall apply and the Buyer shall have no further or other right or remedy against the Seller in respect thereof except for the return of the Deposit and the Deposit Interest in accordance with the provisions hereof. If the Buyer fails to give such notice of termination, such fact(s), matter(s) or event(s) shall be deemed

not to constitute a breach or breaches of the representations and warranties made by the Seller in this Agreement nor a breach of the conditions precedent of Closing set forth in Article 4.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Buyer's Conditions

The Buyer shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 4.1 have been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Buyer and the Buyer may waive any of them in whole or in part in writing.

4.1.1 **Accuracy of Representations and Performance of Covenants**

(a) All of the representations and warranties of the Seller made in or pursuant to this Agreement shall, subject to Section 3.9, be true and correct in all material respects at and as of the Execution Date.

(b) At the Closing Time,

(i) the representations and warranties of the Seller made in Sections 3.1.1 to 3.1.16, 3.1.17(a), 3.1.17(b), 3.1.22(a), 3.1.22(b), 3.1.22(d), 3.1.27, 3.1.28(a), 3.1.29(a), 3.1.29(b), 3.1.31 and 3.1.34, shall, subject to Section 3.9, be true and correct in all material respects at and as of the Closing Time, except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(ii) the Seller shall have observed or performed in all material respects all of the obligations, covenants and agreements hereunder which it must perform at or before the Closing Time; and

(iii) the Seller shall have delivered to the Buyer a certificate dated as of the Closing Date and signed on behalf of the Seller by the Seller's Chairman, President or any Vice President, to the effect that the conditions specified in this Section 4.1 have been fulfilled.

4.1.2 **Consents, Authorizations and Registrations**

On or before the Closing Time, all consents, approvals, Orders and authorizations of any Governmental Authority (or registrations, declarations, filings or recordings with any of them), required for the Closing (other than routine post-closing notifications or filings) and those consents, approvals, Orders and authorizations of other Persons set out in the Buyer's Disclosure Schedule and the Seller's Disclosure Schedule shall have been obtained or made (except where the failure to obtain such consent, approval, Order or authorization of a Person other than a Governmental Authority would not have a Material Adverse Effect) and all applicable waiting periods shall have expired or been the subject of early termination, including but not limited to the Competition Act Approval, and the HSR Act Approval.

4.1.3 **Litigation**

There shall not be outstanding any litigation or proceeding against the Buyer or the Seller brought by any Governmental Authority that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect.

4.1.4 **Receipt of Closing Documentation**

The Buyer shall have received the Closing Documents required to be delivered by the Seller to the Buyer pursuant to Sections 6.2 and 6.4 in form (as to certification and otherwise) and substance satisfactory to the Buyer and its counsel, acting reasonably.

4.1.5 **Financing**

The Buyer shall have completed the Financing at or before the Closing Time.

4.1.6 **Repayment of Indebtedness**

The Company and the Operating Companies shall have repaid and terminated all HBMS Indebtedness, other than the Interim Period Advances and the Equipment Leases, and the Company and the Operating Companies shall have been released in writing from the HBMS Financial Assistance, and the Seller shall have provided evidence satisfactory to the Buyer of the repayment and termination of all such HBMS Indebtedness and the release from the HBMS Financial Assistance.

4.1.7 **Title Report**

The Buyer shall have received a title report as of the Execution Date (or such later date as may be practicable) concerning the Material Properties from local counsel retained by Buyer for such purpose, which title report does not disclose any Encumbrances or title defects relating to the Material Properties (other than Permitted Encumbrances or Encumbrances disclosed in Seller's Disclosure Schedule) which, when aggregated together, would have a Material Adverse Effect.

4.1.8 **Inter-Company Agreements**

All agreements for services between (i) the Company and each Operating Company on one side, and (ii) the Seller or any affiliate of the Seller (other than the Company or any Operating Company) on the other, (including but not limited to the services agreement of January 1, 2003 between HBMS and Ango American Exploration (Canada) Ltd.) shall have been terminated, and the Seller shall have provided evidence satisfactory to the Buyer of the termination of such agreements and the release from the Company and the Operating Companies from any obligations under such agreements.

4.1.9 **Shareholder Approval**

If the TSX Venture Exchange, or any Applicable Law, shall require the Buyer to obtain the approval of its shareholders for the transactions contemplated herein, the Buyer shall have obtained such approval.

4.2 Seller's Conditions

The Seller shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 4.2 have been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Seller and the Seller may waive any of them in whole or in part in writing.

4.2.1 **Accuracy of Representations and Performance of Covenants**

At the Closing Time,

(a) all of the representations and warranties of the Buyer made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the Closing Time except to the extent that such representations and warranties may be affected by events or transactions expressly permitted in this Agreement;

(b) the Buyer shall have observed or performed in all material respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time; and

(c) the Buyer shall have delivered to the Seller a certificate dated as of the Closing Date and signed on behalf of the Buyer by the Buyer's Chairman, President or any Vice President, to the effect that the conditions specified in this Section 4.2 have been fulfilled.

4.2.2 **Consents, Authorizations and Registrations**

All consents, approvals, Orders and authorizations of any Governmental Authority (or registrations, declarations, filings or recordings with any of them), required for the Closing (other than routine post-closing notifications or filings) and those consents, approvals, Orders and authorizations of other Persons set out in the Seller's Disclosure Schedule shall have been obtained or made (except where the failure to obtain such consent, approval, Order or authorization of a Person other than a Governmental Authority would not have a Material Adverse Effect) and all applicable waiting periods shall have expired or been the subject of early termination, on or before the Closing Time, including but not limited to the Competition Act Approval and the HSR Act Approval.

4.2.3 **Litigation**

There shall not be outstanding any litigation or proceeding against the Buyer or the Seller brought by any Governmental Authority that seeks to restrain, materially modify or

invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect.

4.2.4 **Receipt of Closing Documentation**

The Seller shall have received the Closing Documents required to be delivered by the Buyer to the Seller pursuant to Section 6.3 in form (as to certification and otherwise) and substance satisfactory to the Seller and its counsel, acting reasonably.

4.2.5 **Release of Guarantees and Other Obligations**

The Seller and each affiliate thereof (other than the Company or the Operating Companies) shall have been released in writing from all guarantees, indemnities and other liabilities for or in respect of any obligations or liabilities of the Company and the Operating Companies which are set out in the Seller's Disclosure Schedule.

4.3 Waiver

Any Party may waive, by written notice to the other Party, any condition set forth in this Article 4 which is for its benefit. No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

ARTICLE 5
PRE-CLOSING COVENANTS OF THE PARTIES

5.1 Conduct of Business Prior to Closing

During the Interim Period, the Seller shall, and shall cause the Company and the Operating Companies to, act as set out in this Section 5.1, unless the Buyer shall otherwise consent, such consent not to be unreasonably withheld or delayed.

5.1.1 **Conduct Business in Ordinary Course**

Except as otherwise contemplated or permitted by this Agreement, during the Interim Period the Company and the Operating Companies shall not:

(a) accelerate the sale of ore, concentrates or refined minerals derived from the Properties outside of the normal course of business, or transfer, assign, sell or otherwise dispose of any of its Assets, including Inventory, cancel any debts or claims, in each case other than in the ordinary course;

(b) incur or assume any obligation or liability other than obligations or liabilities incurred in the ordinary course;

(c) manage their Inventories, Accounts Receivable and Accounts Payable other than in the ordinary course;

(d) take any action or enter into any transaction which, if taken or entered into before the date of this Agreement, could cause any representation or warranty of the Seller in this Agreement to be incorrect or constitute a breach of any covenant or agreement of the Seller contained herein where such incorrectness would fail to disclose, or such breach would cause, a Material Adverse Effect;

(e) cause the Business to be conducted other than in compliance in all material respects with all Applicable Laws and all Licences in the names of the Operating Companies;

(f) create any Encumbrance, other than Permitted Encumbrances, attaching to or affecting any of the Purchased Securities, the Equity Securities of the Operating Companies, the Business or the Assets or any of their respective rights, title or interest therein or thereto; and

(g) authorize or agree or otherwise become committed to do any of the foregoing.

5.1.2 **Capital Expenditures**

During the Interim Period, the Company and the Operating Companies shall not make any material capital expenditures other than those anticipated Interim Period capital expenditures described in Seller's Disclosure Schedule, unless such expenditure is required in an emergency or to prevent, mitigate or remedy an accident or hazardous situation, a default under any Contract or other obligation or a breach of any Environmental Law or Applicable Law.

5.1.3 **Contracts Outside of the Ordinary Course**

During the Interim Period the Company and the Operating Companies shall not enter into any new Contract, obligation, or commitment other than in the ordinary course.

5.1.4 **Interim Period Equity Contributions and Distributions**

During the three days prior to the Closing Date, neither the Seller nor any affiliate of the Seller shall make or cause to be made Interim Period Equity Contributions, and neither the Company nor either Operating Company shall pay or cause to be paid or made any Interim Period Distributions.

5.1.5 **Issuance of Shares**

During the Interim Period the Company and the Operating Companies shall not issue any Equity Securities of the Company or the Operating Companies, except that until three days prior to the Closing Date, Equity Securities of the Company may be issued in consideration for an Interim Period Equity Contribution and Equity Securities of an Operating Company may be issued to the Company or an Operating Company.

5.1.6 **Sale of Assets or Mining Properties**

During the Interim Period the Company and the Operating Companies shall not:

(a) effect any sale, transfer or other disposal of any part of the Assets or Inventory other than in the ordinary course; and

(b) effect any sale, transfer or other disposal of any of the Properties.

5.1.7 **Indebtedness**

(a) Except for the Interim Period Advances, during the Interim Period the Company and the Operating Companies shall not incur or permit to exist any indebtedness for borrowed money on their part other than in the ordinary course. No Interim Period Advances shall be created except for bona fide business purposes of the Company or the Operating Companies.

(b) During the Interim Period, neither the Company nor the Operating Companies shall, directly or indirectly, assume, guarantee or otherwise become directly or contingently liable in connection with any debt, obligation or other liability of any other Person, other than the Company or an Operating Company in the ordinary course.

5.1.8 **Litigation**

During the Interim Period the Seller shall promptly notify the Buyer of the commencement of every Action or Legal Proceeding against the Company or either of the Operating Companies of which the Seller is aware, where the claim made against the Company or Operating Company exceeds $250,000. The Company and the Operating Companies shall not settle or compromise any such Action or Legal Proceeding or consent to the entry of any judgement with respect to any such Action or Legal Proceeding.

5.1.9 **Continue Insurance**

During the Interim Period the Company and the Operating Companies shall continue in force and good standing all policies of insurance maintained by the Company and the Operating Companies, or replacement policies therefor, and shall present all claims under such policies in a due and timely manner.

5.1.10 **Taxes**

During the Interim Period the Company and the Operating Companies shall (i) prepare and file all Tax Returns required to be filed prior to the Closing Time and (ii) shall pay all Taxes relating to the Business which become due and payable prior to the Closing Time.

5.1.11 **Employees**

(a) During the Interim Period the Company and the Operating Companies shall not make any general or specific increase in the remuneration of the Employees, officers or directors of the Company, the Operating Companies, nor grant to them any additional benefits except for normal salary increases at normal review dates in accordance with the normal policy of the Business or any Collective

Agreement to which the Company or the Operating Company in question are a party, and except for any increase agreed to prior to the Execution Date.

(b) If the employment of a Key Employee is terminated during the Interim Period, the Company and the Operating Companies shall give to the Buyer written notice of such termination forthwith.

5.2 Access to Information

5.2.1 **Access to Information by the Buyer**

During the Interim Period the Seller shall permit the Buyer and its employees, agents, counsel and accountants or other representatives to have reasonable access during business hours to:

(a) the Data Room and such additional information regarding the Company, the Operating Companies or the Business as the Buyer may reasonably request and the Seller elects to disclose;

(b) Monthly Management Reports for each month commencing with the month in which the Execution Date occurs;

(c) the officers and Senior Managers of the Company and the Operating Companies once per month on 48 hours' prior written notice to discuss the Monthly Management Report for the previous month, on condition that no Person given access unreasonably interferes with the ordinary conduct of the Business by the Company and the Operating Companies; and

(d) such other opportunities as the Buyer may reasonably request to meet with the officers and Senior Managers of the Company and the Operating Companies, on 48 hours' prior written notice, on condition that no Person given access unreasonably interferes with the ordinary conduct of the Business by the Company and the Operating Companies;

solely for the purpose of confirming the truth and accuracy of the Seller's representations and warranties and the performance of the Seller's covenants made in or pursuant to this Agreement.

5.2.2 **Access to Information by the Financiers**

During the Interim Period the Seller shall permit the Financiers and their employees, counsel and accountants or other representatives to have reasonable access during business hours to:

(a) the Data Room and such additional information regarding the Company, the Operating Companies or the Business as the Financiers may reasonably request and the Seller elect to disclose;

(b) Monthly Management Reports for each month commencing with the month in which the Execution Date occurs;

(c) the officers and Senior Managers of the Company and the Operating Companies once per month on 48 hours' prior written notice to discuss the Monthly Management Report for the previous month, on condition that no Person given access unreasonably interferes with the ordinary conduct of the Business by the Company and the Operating Companies; and

(d) such other opportunities as the Financiers may reasonably request to meet with the officers and Senior Managers of the Company and the Operating Companies, on 48 hours' prior written notice, on condition that no Person given access unreasonably interferes with the ordinary conduct of the Business by the Company and the Operating Companies.

for the purpose of carrying out the Financiers' due diligence investigations relating to the Financing, provided that each person granted such access has entered into a confidentiality agreement with the Seller on terms and conditions satisfactory to the Seller, acting reasonably, with respect to the information so disclosed.

5.3 Actions to Satisfy Closing Conditions

Each Party shall take all such reasonable action as is within its power to control, and shall use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, with a view to achieving compliance with all conditions set forth in Article 4. The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

5.3.1 **Consents and Waivers**

(a) Subject to Sections 5.3.2 and 5.3.3, the Seller shall at its own expense, subject to obtaining the full co-operation and assistance of the Buyer, use reasonable commercial efforts to obtain by the Closing Time all consents or waivers of any Person listed in the Seller's Disclosure Schedule as being required to consummate the transactions contemplated by this Agreement. For greater certainty, this Section shall not obligate the Seller, the Company, or the Operating Companies to make any payment to any Person or to pay any other charge or fee (except a payment contracted for with a third party or a payment to a third party to cover the third party's expenses associated with the consents referred to in this Section) or make additional payments, guarantees or financial contributions or arrangements or to institute legal or arbitration or other proceedings to obtain such consents or waivers. The Buyer shall provide to any Person whose consent is required to the transactions contemplated hereby, all such information relating to the Buyer including financial information, information relating to its business experience and the business experience of the individuals who ultimately control and operate the Buyer and with respect to its ability to perform and to operate the Business, as may be required by such Persons.

(b) Subject to Sections 5.3.2 and 5.3.3, the Buyer shall at its own expense, subject to obtaining the full co-operation and assistance of the Seller, use reasonable commercial efforts to obtain by the Closing Time all consents or waivers of any Person listed in the Buyer's Disclosure Schedule as being required to consummate the transactions contemplated by this Agreement. For greater certainty, this Section shall not obligate the Buyer to make any payment to any Person or to pay any other charge or fee (except a payment contracted for with a third party or a payment to a third party to cover the third party's expenses associated with the consents referred to in this Section) or make additional payments, guarantees or financial contributions or arrangements or to institute legal or arbitration or other proceedings to obtain such consents or waivers.

5.3.2 **Injunctions**

If any court or Governmental Authority having jurisdiction over any of the Parties issues any Order before the Closing Time which would prohibit or materially restrict or hinder the Closing, the Parties shall use their respective reasonable efforts to have such Order dissolved, revoked or otherwise eliminated as promptly as possible and, in any event, prior to the Closing Time.

5.3.3 **Filings with Governmental Authorities**

As soon as practicable after the Execution Date, the Parties shall make or cause to be made all filings, notices or requests for consent or approval required to be given or made to any Governmental Authority in connection with the sale and transfer of the Purchased Securities. Each Party shall furnish to the other such information and assistance as it may reasonably request in order to prepare any filings or submissions or notices to be made or given by such other Party. Without limiting the generality of the foregoing,

(a) the Buyer and the Seller and/or any of their Affiliates, as applicable, shall take promptly all actions necessary to make the filings required, or which the Buyer and the Seller jointly elect to make (collectively, the "**Anti-Trust Filings**"), under the HSR Act, the Competition Act, and any other applicable anti-trust laws in any applicable jurisdictions;

(b) if required, the Buyer shall prepare and file with the Commissioner a competitive impact statement concerning the competitive impact of the transactions contemplated by this Agreement, and shall comply at the earliest practicable date with any request for additional information or documentary material received by the Buyer in response to an Anti-Trust Filing;

(c) all requests and enquiries from any Governmental Authority shall be dealt with by the Buyer and the Seller in consultation with each other, and the Buyer and the Seller shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Authority upon being requested to do so by such Governmental Authority or by the other Party. Furthermore:

(i) the Buyer shall not extend or consent to any extension of any waiting period under the Competition Act or other similar laws or enter into any agreement with any Governmental Authority to not consummate the transactions contemplated by this Agreement, except with the consent of the Seller;

(ii) each of the Buyer and the Seller shall promptly notify the other of all oral or written communications of any nature with, to or from any Governmental Authority and provide the other Party with summaries of such oral communications and copies of such written communications;

(iii) each of the Buyer and the Seller shall permit the other to review in advance any proposed written communications of any nature with Governmental Authorities, including without limitation filings, submissions and the competitive impact statement to the Commissioner, and provide the other party with final copies thereof;

(iv) neither the Buyer nor the Seller shall participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Authority in respect of any filings, investigation or inquiry concerning the transactions contemplated by this Agreement unless it consults with the other Party in advance and gives the other party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Authority expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(d) the Buyer shall offer to take, and if such offer is accepted, commit to take, all steps which it is capable of taking to (i) avoid or eliminate impediments or objections that may be asserted by any Governmental Authority with respect to the transactions contemplated in this Agreement; and (ii) defend on the merits any proceeding brought in the Competition Tribunal or any court or other tribunal or any similar body by any Governmental Authority that would prevent, delay or hinder the closing of the transactions contemplated by this Agreement, including the defence and prosecution of appeals, as applicable; and

(e) the Company shall pay all filing fees associated with any Anti-Trust Filings and all other filings, notices or requests for approval required to be given or made to any Governmental Authority, provided that, if the Closing does not occur for any reason whatsoever, the Buyer shall reimburse the Company for 50% of all such fees, and the Seller shall be entitled to withhold the amount of such reimbursement from any repayment of the Deposit otherwise required to be made to the Buyer under this Agreement and shall remit the same to the Company on behalf of the Buyer.

5.3.4 **Financing**

(a) The Buyer shall take all action as is within its power to control and shall use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, to obtain on or before the Closing Time the Financing in an amount sufficient, when combined with other funds immediately available to the Buyer, to pay the Purchase Price. During the Interim Period the Buyer shall keep the Seller informed, on a regular and timely basis, of the progress and status of its negotiations with Financiers and shall promptly provide the Seller with a copy of each financing commitment received from time to time. The Buyer shall notify the Seller forthwith if any commitment with respect to the Financing is withdrawn or is amended in a material manner, or if completion of the Financing is expected to be delayed, together with details of each such withdrawal, amendment or expected delay.

(b) The Seller shall, and shall cause the Company and the Operating Companies to, use reasonable commercial efforts to facilitate the completion of the Financing by (i) providing to prospective Financiers the access described in Section 5.2.2 at the Buyer's cost, (ii) providing reasonable assistance to the Buyer (including such assistance of the Key Employees as Buyer may reasonably request) with the preparation of the Financing Documents at the Buyer's cost and (iii) making Key Employees available, on a reasonable basis, for participation in "road shows" conducted in connection with the Financing, at Buyer's cost. For greater certainty, the Buyer shall pay all travel and other out of pocket costs incurred by members of management of the Operating Companies as a result of their participation of in the preparation of any Financing Documents or in any "road show" conducted in connection with the Financing, but in no event shall the Buyer be responsible for paying any portion of the salaries or other compensation costs of such members of management, or for the legal fees and disbursements of the Seller's counsel.

(c) The Buyer shall provide to the Seller a copy of each Financing Document in a timely manner to permit the Seller to satisfy itself, prior to the filing, public disclosure or public use of such Financing Document, that the Financing Document does not contain any inaccurate or inappropriate statement concerning the Seller.

(d) Without limiting the Seller's express obligations and liabilities under this Agreement, the Buyer shall be solely responsible for the accuracy and completeness of the Financing Documents and for all acts and omissions of the management and other employees of the Operating Companies which may arise in providing assistance to the Buyer and the Financiers in connection with the Financing, and the Seller and its affiliates shall not in any way be responsible for the same or have any liability to the Buyer or the Financiers in connection with the same.

5.4 Investments in Other Persons

During the Interim Period, neither the Company nor any Operating Company shall, directly or indirectly, make any loan or advance (other than in connection with permitted capital expenditures and exploration expenses) to any Person or purchase or otherwise acquire the stock, assets or obligations of, or any interest in, any Person other than in the ordinary course or in respect of Interim Period Advances or Interim Period Equity Contributions, or transactions between the Company and the Operating Companies or between the Operating Companies.

5.5 Mergers, etc.

During the Interim Period, neither the Company nor any Operating Company shall, directly or indirectly, merge, amalgamate or consolidate with any Person, or sell, assign, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or here after acquired) to any Person or acquire (whether in one transaction or in a series of transactions) or all substantially all of the assets of any Person without the prior written consent of the Buyer.

5.6 Restrictions on Payments

During the Interim Period, neither the Company nor the Operating Companies shall make or pay any salaries, fees or other payments to any director, officer, or agent of the Company or the Operating Companies or pay management fees, royalties or similar payments to the Seller or affiliates of the Seller (other than to the Company or an Operating Company), except, in any such case, in the ordinary course.

5.7 Repayment Costs

All costs required to be paid by the Company or the Operating Companies relating to or in connection with obtaining releases from the HBMS Financial Assistance prior to and as a condition of Closing shall be to the account of the Seller and shall not be paid by the Company or the Operating Companies unless and only to the extent that such costs are paid by the Company or the Operating Companies from proceeds funded directly by the Seller or an affiliate of the Seller by Interim Period Advances and Interim Period Equity Contributions to the Company or the Operating Companies for the purposes of paying such costs. It is agreed that the obligation of the Operating Companies to indemnify the Bank of Nova Scotia in respect of payments it may make following the Execution Date under the letters of credit set forth in Seller's Disclosure Schedule shall not constitute HBMS Financial Assistance.

5.8 Delivery of Audits and Reconciled Financial Statements

To the extent not previously delivered to the Buyer prior to the Execution Date, the Seller shall use reasonable commercial efforts to cause to be delivered to the Buyer as soon as practicable after the Execution Date, and in any event not later than:

(a) October 22, 2004, the Company Three-Year Audited Financial Statements, the HBMS Three-Year Audited Financial Statements and the Interim Reviewed Financial Statements for the six month period ended June 30, 2004;

(b) November 15, 2004, the Interim Reviewed Financial Statements for the nine month period ended September 30, 2004 and the Reconciled Financial Statements.

All costs of the preparation and audit or review of the Company Three-Year Audited Financial Statements, the HBMS Three-Year Audited Financial Statements, and the Interim Reviewed Financial Statements, and the Reconciled Financial Statements shall be paid by the Company, provided that, if the Closing does not occur for any reason whatsoever, the Buyer shall reimburse the Company for 50% of all such costs, and the Seller shall be entitled to withhold the amount of such reimbursement from any repayment of the Deposit otherwise required to be made to the Buyer under this Agreement and shall remit the same to the Company on behalf of the Buyer.

ARTICLE 6
CLOSING ARRANGEMENTS

6.1 Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, or at such other place as may be agreed upon by the Seller and the Buyer.

6.2 Deliveries by the Seller

At the Closing Time, the Seller shall deliver or cause to be delivered to the Buyer (unless delivered previously) the following documents, agreements, instruments and items, in form and substance satisfactory to the Buyer and its legal counsel, acting reasonably:

(a) share certificates representing the Shares duly endorsed in blank for transfer, and shall cause the Company to enter the Buyer on the books of the Company as the holder of the Shares and to issue one or more share certificates representing the Shares to the Buyer and share certificates representing the issued and outstanding shares of the Operating Companies and the Minority Owned or Inactive Corporations owned directly or indirectly by the Company;

(b) an executed assignment of the Interim Period Advances to the Buyer, with an executed acknowledgement of the same by the Company and/or Operating Companies, as the case may be, who owe the Interim Period Advances, and any note or other security evidencing such Interim Period Advances;

(c) resignations, effective as of the Closing Date, of: (i) each director of the Company and the Operating Companies; (ii) each officer of the Company from all positions with the Company; and (iii) each officer of the Operating Companies and each director or officer of the Minority Owned or Inactive Corporations who is an employee, appointee, nominee or representative of the Seller named as such in the Seller's Disclosure Schedule and from whom the Buyer requests such resignations; and a signed comprehensive mutual release from each such director

and officer and from the Company, Operating Company or Minority Owned or Inactive Corporation, as applicable, of all claims against the other up to and including the Closing Time, including claims for current unpaid remuneration and advances made to the Company, Operating Company or Minority Owned or Inactive Corporation, as applicable, but excluding claims for indemnity to which the directors and officers are entitled under the Articles or by-laws of the Company, Operating Company or Minority Owned or Inactive Corporation, as applicable, or under any Applicable Laws;

(d) a resignation, effective as of the Closing Date, of the auditors of the Company and HBMS;

(e) a certificate dated as of the Closing Date and signed on behalf of the Seller by the Seller's Secretary or any Assistant Secretary in the agreed form:

(i) to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the articles and by-laws of the Seller, the Company Articles and by-laws of the Company, and the Operating Company Articles and by-laws of the Operating Companies, in effect at the Closing Date;

(ii) to the effect that the resolutions of the board of directors of the Seller (and the shareholders of the Seller if applicable) attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Seller under this Agreement is a correct and complete copy of the relevant resolutions; and

(iii) attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Seller and certifying the genuineness of such signatures;

(f) evidence in form satisfactory to the Buyer, acting reasonably, that all actions required to be taken by the Seller prior to Closing pursuant to Section 5.3 have been taken and all consents, approvals, Orders and authorizations required to be obtained by the Seller for the Closing pursuant to Section 4.1.2 have been obtained; and

(g) the Remittance Amount Escrow Agreement.

6.3 Deliveries by the Buyer

At the Closing Time, the Buyer shall deliver or cause to be delivered to the Seller (unless previously delivered) the following documents, agreements, instruments or items, in form and substance satisfactory to the Seller and its legal counsel, acting reasonably:

(a) the Purchase Price in accordance with Section 2.4, less any amount to be withheld pursuant to Section 2.7, which amount shall be delivered to the Escrow Agent in accordance with Section 2.7;

(b) a certificate dated as of the Closing Date and signed on behalf of the Buyer by the Buyer's Secretary or any Assistant Secretary in the agreed form:

(i) to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the articles and by-laws of the Buyer as in effect at the Closing Date;

(ii) to the effect that the resolutions of the board of directors of the Buyer attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Buyer under this Agreement is a correct and complete copy of the relevant resolutions; and

(iii) attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Buyer and certifying the genuineness of such signatures;

(c) evidence in form satisfactory to the Seller, acting reasonably, that all actions required to be taken by the Buyer prior to Closing pursuant to Section 5.3 have been taken and all consents, approvals, Orders and authorizations required to be obtained by the Buyer for the Closing pursuant to Section 4.2.2 have been obtained;

(d) the Remittance Amount Escrow Agreement.

6.4 Delivery of Records

On the Closing Date (or as soon thereafter as practicable), Seller shall deliver or cause to be delivered to the Buyer any Books and Records in the possession of the Seller which are not also in the possession of the Company or an Operating Company, subject to the following provisions:

(a) the Seller may retain

(i) with Buyer to have access thereto, the originals of all Books and Records that relate principally to the Seller or its affiliates other than the Company or the Operating Companies, and

(ii) copies of all Books and Records that contain information relating to the Seller or its affiliates other than the Company or Operating Companies, but that relate principally to the Company or Operating Companies; and

(b) the Seller may retain all Books and Records prepared in connection with the sale of the Purchased Securities, including offers received from prospective purchasers

of the Purchased Securities and any information relating to such offers, and need not deliver to the Buyer or grant the Buyer access to any such Books and Records.

ARTICLE 7
POST-CLOSING COVENANTS OF THE PARTIES

7.1.1 **Post-Closing Taxes**

The Buyer shall cause the Company and the Operating Company prepare and file all Tax Returns of the Company and the Operating Companies required to be filed from and after the Closing Time, including the Tax return for the period ending at the Closing Time.

7.1.2 **Insurance**

The Buyer acknowledges that certain insurance policies maintained by the Operating Companies as of the date hereof are reinsured under a blanket reinsurance policy maintained by affiliates of the Seller and will be terminated as a result of the purchase and sale of the Purchased Securities, and that as a result, the Buyer will be responsible for arranging for new insurance to replace such terminated insurance policies from and after the Closing Date.

7.2 **Post-Closing Access**

After the Closing, upon reasonable notice, the Buyer will give, or cause to be given, to the representatives, employees, counsel and accountants of the Seller and its affiliates, access, during normal business hours, to the Books and Records which relate to the Company, the Operating Companies and the Business and which relate to periods prior to the Closing, and will permit such persons to examine and copy such Records to the extent reasonably requested by the Seller in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes in respect of periods up to and including the Closing Date. In particular, the Buyer will give, or cause to be given, to the representatives and employees of Anglo American plc and its auditors, reasonable access to such Books and Records and to the auditors of Buyer and their working papers for the purposes of the preparation and audit of the consolidated financial statements of Anglo American plc for the year ended December 31, 2004. However, the Buyer shall not be obligated to take any action pursuant to this Section that would unreasonably disrupt the Company, the Operating Companies or the Business. The Seller, the Buyer, the Company and the Operating Companies will co-operate with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to any of the Company, the Operating Companies, the Purchased Securities, the Assets or the Business (or the income therefrom or assets thereof) in respect of periods up to and including the Closing Date.

7.3 **Non-Solicitation**

The Seller agrees on behalf of itself and its affiliates that it and they shall not, directly or indirectly, solicit, lure or hire any Employees of the Operating Companies (other than the Transferring Employees (as defined in Section 7.4), [illegible] r Employees seconded to the Operating Companies from the Seller or an affiliate [illegible] as disclosed in the Seller's Disclosure Schedule) or assist or aid in any such activity for a period of two (2) years from and

after the Closing Date, provided that the hiring of any Employee that makes an unsolicited approach to the Seller or as a result of public advertisement of an employment opportunity shall not be deemed a contravention of the covenant set forth in this Section.

7.4 Transferring Employees

7.4.1 Definitions

In this Section 7.4:

"**Assumptions**" means the actuarial methods and assumptions described in Exhibit B to the Report of the HBMS Pension Actuary dated April 2004 on the actuarial valuation of the Specified Pension Plan as at December 31, 2003;

"**Canadian Actuarial Practice**" means generally accepted actuarial practice in Canada which is compliant with the relevant standards of the Canadian Institute of Actuaries and Applicable Law, with, for the purposes of Section 7.4.2, such changes as may be prescribed by the Superintendent of Financial Institutions;

"**HBMS Pension Actuary**" the actuary for the Specified Pension Plan;

"**HBMS Trust**" means the funding arrangement of the Specified Pension Plan;

"**Post-retirement Liability**" means the present value of the liability of HBMS as at the Closing Date to provide the post-retirement benefits described in Section 7.4.4, determined in accordance with the actuarial methods and assumptions used in connection with preparation of the HBMS Financial Statements (as set out in the letter of January 28, 2004 by the HBMS Pension Actuary to the auditors of HBMS regarding Hudson Bay Mining and Smelting Co. Limited - Audit Examination of Non-pension Benefit Plans for Reporting to Anglo American plc), as well as Canadian Actuarial Practice and GAAP;

"**Seller's Pension Actuary**" means an actuary selected by the Seller;

"**Specified Pension Plan**" means the Salaried Retirement Income Plan for employees of Hudson Bay Mining and Smelting Co., Limited;

"**Supplemental Pension Liability**" means the present value of the liability of HBMS as at the Closing Date to provide the supplemental pension benefits described in Section 7.4.3, determined in accordance with the actuarial methods and assumptions used in connection with preparation of the HBMS Financial Statements (as set out in the letter of January 28, 2004 by the HBMS Pension Actuary to the auditors of HBMS regarding Hudson Bay Mining and Smelting Co. Limited - Audit Examination of Pension Plans for Reporting to Anglo American plc), as well as Canadian Actuarial Practice and GAAP;

"**Transfer Amount**" means the product of (i) the market value of the assets of the Specified Pension Plan as at the Closing Date multiplied by (ii) the ratio of

Transferred Liabilities to the amount equal to the higher of the going concern and the solvency liabilities in respect of the defined benefit pension benefits accrued under and pursuant to the Specified Pension Plan, to and including the Closing Date, for all participants in the Specified Pension Plan, determined in accordance with the Assumptions and Canadian Actuarial Practice;

"Transfer Date" means the last Business Day of the month in which the approval of the transfer of the Transfer Amount is received or so soon thereafter as is practicable;

"Transferred Liabilities" means an amount, determined as of the Closing Date, equal to the higher of the going concern and the solvency liabilities in respect of the defined benefit pension benefits accrued under and pursuant to the Specified Pension Plan, to and including the Closing Date, for the Transferred Employees, determined in accordance with the Assumptions and Canadian Actuarial Practice;

"Transferee Employer" means the Seller or an affiliate of the Seller that makes offers of employment to the Transferring Employees;

"Transferee Pension Plan" means a Pension Plan established by the Transferee Employer in which one or more of the Transferring Employees are entitled to participate;

"Transferee Trust" means the funding arrangement of the Transferee Pension Plan;

"Transferring Employees" means those employees of HBMS listed in the Seller's Disclosure Schedule who, on or before the Closing Date, accept an offer of employment with the Seller or an affiliate of the Seller.

7.4.2 **Registered Pension Plan**

The Transferring Employees are now employees of HBMS and participants in the Specified Pension Plan. On or before the Closing Date, the Transferring Employees will cease to be employees of HBMS, will cease to actively participate in the Specified Pension Plan and will become employees of the Transferee Employer. The Seller may, at its option but subject to regulatory approval, cause the Transferee Employer to establish a Transferee Pension Plan and require that certain assets of the HBMS Trust be transferred to such plan in accordance with Section 7.4.2(a). If no such transfer is requested, the Transferring Employees are to be entitled to exercise portability options in respect of the Specified Pension Plan, rather than being treated as employees transferring to a related company for purposes of the Specified Pension Plan.

(a) Possible Asset Transfer

If requested by the Seller prior to the Closing Date, subject to the regulatory approval of the transfer of the Transfer Amount contemplated in this Section 7.4.2 and effective as of the Closing Date, the Buyer shall cause HBMS to assign to the Transferee Employer and the Transferee Pension Plan and the Seller shall cause

the Transferee Employer to assume all of HBMS's liability and responsibility under and pursuant to the Specified Pension Plan in respect of the pension benefits accrued under the Specified Pension Plan, to and including the Closing Date, by the Transferred Employees.

In the event of such request, the Buyer agrees to cause the HBMS Pension Actuary to determine the Transferred Liabilities and the Buyer shall cause HBMS to file with the Superintendent of Financial Institutions pursuant to the *Pension Benefits Standards Act* (Canada) and with Canada Revenue Agency pursuant to the *Income Tax Act* (Canada) all necessary applications for approval of the transfer of the Transfer Amount, adjusted from the Closing Date to the Transfer Date as contemplated in this Section 7.4.2, from the HBMS Trust into the Transferee Trust. On the Transfer Date the Buyer shall cause to be transferred from the HBMS Trust to the Transferee Trust cash or assets acceptable to the Transferee Employer with a value equal to the Transfer Amount adjusted, upwards or downwards as appropriate, by the rate of investment return on the assets of the HBMS Trust during the period from the Closing Date to the Transfer Date. Any amounts actually paid by the Specified Pension Plan to or in respect of the Transferred Employees after the Closing Date but prior to the Transfer Date shall be deducted from the Transfer Amount (as adjusted).

If the Superintendent of Financial Institutions will not permit the transfer of the Transfer Amount from the Specified Pension Plan and the HBMS Trust unless an additional amount with respect to the liability of HBMS regarding the Transferring Employees is transferred from the HBMS Trust to the Transferee Trust (i.e. the Superintendent requires transfer of more than a pro rata share of assets), the Buyer shall cause HBMS to make an additional contribution to the Specified Pension Plan equal to the additional amount required to be transferred and to transfer the additional amount to the Transferee Trust together with the Transfer Amount, and the Seller shall pay an amount equal to such additional contribution to the Buyer.

(b) Employee Exercise of Portability Options

If a Transferring Employee exercises his or her portability rights under the Specified Pension Plan and, in order to pay the full commuted value of the Transferring Employee's rights (without reduction to reflect the funding deficiency of the Specified Pension Plan), an additional amount is required to be contributed to the Specified Pension Plan in respect of any unfunded liability regarding that Transferring Employee, the Buyer shall cause HBMS to make such additional contribution to the Specified Pension Plan and to pay the full commuted value, and the Seller shall pay an amount equal to such contribution to the Buyer.

(c) Payments Constitute Price Adjustments

Any amount paid by the Seller to the Buyer pursuant to Section 7.4.2(a) or 7.4.2(b) will constitute a reduction of the Purchase Price.

7.4.3 **HBMS Supplemental Plans**

For each of the Transferring Employees that is entitled to supplemental pension benefits from HBMS pursuant to the Hudson Bay Mining and Smelting Co., Limited Supplemental Retirement Income Plan, the Seller shall cause the Transferee Employer to assume the liability of the HBMS in respect of such supplemental pension benefits accrued by such Transferred Employee as at the Closing Date.

The Buyer agrees to cause the HBMS Pension Actuary to prepare a draft calculation of the Supplemental Pension Liability and, unless the Parties agree otherwise in writing, provide such calculations to the other Parties within 30 days after the Closing Date, together with applicable materials to support such calculations.

The Buyer shall cause HBMS to pay to the Transferee Employer an amount equal to the Supplemental Pension Liability, plus interest at the Prime Rate from the Closing Date until the date of payment, in cash on or prior to the tenth Business Day following the final determination of such amount pursuant to this Section 7.4.3 and, if applicable, 7.4.5.

7.4.4 **Assumption of Post-retirement Benefits**

For each of the Transferring Employees that is entitled to post-retirement benefits from HBMS as set out in the Seller's Disclosure Schedule, the Seller shall cause the Transferee Employer to assume the liability of HBMS as at the Closing Date in respect of such post-retirement benefits.

The Buyer agrees to cause the HBMS Pension Actuary to prepare a draft calculation of the Post-retirement Liability and, unless the Parties agree otherwise in writing, provide such calculations to the other Parties 30 days after the Closing Date, together with applicable materials to support such calculations.

The Buyer shall cause HBMS to pay to the Transferee Employer an amount equal to the Post-retirement Liability, plus interest at the Prime Rate from the Closing Date until the date of payment, in cash on or prior to the tenth Business Day following the final determination of such amount pursuant to this Section 7.4.4 and, if applicable, 7.4.5.

7.4.5 **Information and Disputes**

The Seller and the Seller's Pension Actuary shall have complete access to the documentation and financial and actuarial records of the HBMS relating to the Specified Pension Plan, the supplemental pension benefits referred to in Section 7.4.3 and the post-retirement benefits referred to in Section 7.4.4 as may be reasonably requested to the extent that such information is necessary to permit a review of any of the foregoing determinations and the Buyer will cause HBMS and the HBMS Pension Actuary to fully co-operate with and provide such

information to the Seller or the Seller's Pension Actuary as they may reasonably request in connection with such review.

If any Party disputes any item in any of the foregoing calculations (including, for greater certainty, any item on the financial statements on which such calculation is based), it shall give notice to the other Party of such dispute within 10 Business Days of receipt of details of any relevant calculation. In such event, the Parties shall in good faith seek to negotiate a resolution to any such dispute within 10 Business Days following delivery of any such notice. Any dispute between the Parties concerning such calculations shall be resolved by an independent actuary (whose determination shall be binding) jointly selected by the HBMS Pension Actuary and the Seller's Pension Actuary, and the expense of such independent actuary shall be paid one half by the Buyer and one half by the Seller.

7.4.6 **Indemnity by Seller**

Seller shall indemnify, defend and save harmless the Buyer and the Operating Companies from and against any and all Loss suffered or incurred by them as a result of a Claim made by any Transferring Employee against Buyer or an Operating Company in respect of amounts payable to such Transferring Employees pursuant to Pension Plans and other Benefit Plans of the Operating Companies, other than with respect to the exercise of rights in respect of the Specified Pension Plan as indicated in Section 7.4.2. The provisions of Article 9 (other than Section 9.6.1(a)) shall be applicable with respect thereto and terms defined in Article 9 shall have the same meaning when used herein.

7.5 **New Participants**

Those executive employees of HBMS listed in the Seller's Disclosure Schedule as New Participants will, as of the Closing Date, become active participants in the Salaried Retirement Income Plan for employees of Hudson Bay Mining and Smelting Co., Limited, as well as any applicable supplemental pension and other post-retirement benefit arrangements in which they are not now participating. HBMS will not assume any existing obligations to those New Participants under any pension or benefit arrangements with affiliates of the Seller other than HBMS and its subsidiaries, and there will not be any transfers to HBMS of assets related to such existing pension or benefit arrangements.

ARTICLE 8
GENERAL TERMINATION PROVISIONS

8.1 Termination

This Agreement may be terminated at any time at or prior to the Closing (the "Termination Date"):

(a) in writing, by mutual consent of the Parties;

(b) by written notice from the Seller to the Buyer if any of the conditions set forth in Section 4.2 is not satisfied at the Closing Time, or it becomes apparent that any

such condition cannot be satisfied at the Closing Time, and it is not waived by the Seller;

(c) by written notice from the Buyer to the Seller if any of the conditions set forth in Section 4.1 is not satisfied at the Closing Time, or it becomes apparent that any such condition cannot be satisfied at the Closing Time, and it is not waived by the Buyer;

(d) by written notice by the Buyer or the Seller if, for any reason other than default hereunder of the Party seeking such termination, the Closing has not occurred on or prior to January 1, 2005, except as such date may be extended by the mutual agreement of the Parties;

(e) by written notice from the Buyer to the Seller if, prior to the Closing Time

(i) there occurs any destruction or damage by fire or other cause or hazard to any of the Assets which would have a Material Adverse Effect and is not covered by insurance, or if covered by insurance cannot be restored to operating condition before the later of January 1, 2005, and the expiry of sixty (60) days from the date on which such destruction or damage occurred, or

(ii) if the Assets or any material part of them are expropriated or forcefully taken by any Governmental Authority or if notice of intention to expropriate a material part of the Assets has been filed in accordance with Applicable Law, where such expropriation or taking would have a Material Adverse Effect; or

(f) by written notice from the Seller to the Buyer if the Buyer has not paid the balance of the Deposit in accordance with Section 2.6 by the deadline prescribed in that Section.

8.2 Termination Procedure

In the event of the termination of this Agreement pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the Party so terminating to the other Party, and this Agreement shall terminate without further action by any Party. If this Agreement is terminated pursuant to Sections 3.9 or 8.1 hereof:

(a) all Information received by any Party shall continue to be treated as confidential in accordance with the Confidentiality Agreement, and each Party shall promptly and, in any event, within five (5) Business Days of receipt of a written request from the other Party,

(i) deliver to the other Party or,

(ii) if so requested by the other Party, destroy,

all tangible Information, and erase all Information in electronic form furnished by the other Party, its affiliates, and their respective Representatives to the Party or its Representatives, without retaining copies thereof. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing Information created by or for the Party or its Representatives, unless prepared exclusively from publicly available information. The Party shall deliver to the other Party a certificate confirming in writing its compliance with this clause;

(b) all filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made; and

(c) the Seller shall cause Fasken Martineau DuMoulin LLP to deal with the Deposit in accordance with Section 2.6; and

(d) the obligations provided for in this Section 8.2 and Sections 1.7, 3.9, 8.3, 10.1, 10.3 and 10.4 hereof and the Confidentiality Agreement shall survive any such termination.

8.3 **Effect of Termination**

(a) If this Agreement is terminated pursuant to Sections 8.1(b) or 8.1(c) by the Party entitled to the benefit of the conditions referred to in said Sections (the "First Party"):

(i) unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the First Party or have not been satisfied by reason of a default by the First Party hereunder, and except as otherwise provided herein to the contrary, the First Party shall be released from all obligations hereunder; and

(ii) unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other Party or have not been satisfied by reason of a default by the other Party hereunder, and except as otherwise provided herein to the contrary, then the other Party shall also be released from all obligations hereunder.

(b) If this Agreement is terminated pursuant to any other subsection of Section 8.1, there shall be no liability or obligation hereunder on the part of the Seller, the Buyer or any of their respective directors, officers, employees, Affiliates, agents, advisors or representatives, except for liability arising from a wilful or negligent breach of this Agreement in which case each Party will retain all remedies against the other Party, and except as otherwise provided herein to the contrary.

ARTICLE 9
INDEMNIFICATION

9.1 Definitions

As used in this Article 9:

"**Claim**" means any act, omission or state of facts and any demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto which may give rise to a right to indemnification under Sections 9.2 or 9.3;

"**Claim Notice**" means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Losses and the estimated amount of such Losses;

"**Direct Claim**" means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

"**Indemnifier**" means any Party obligated to provide indemnification under this Agreement;

"**Indemnified Party**" means any Person entitled to indemnification under this Agreement;

"**Indemnity Payment**" means any amount of Loss required to be paid pursuant to Sections 9.2 or 9.3;

"**Loss**" means any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, punitive damages, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, but excluding any indirect, consequential, special or exemplary damages including but not limited to loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of lenders, investors or buyers; and

"**Third Party Claim**" means any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Person who is not a Party or an affiliate of a Party.

9.2 Indemnification by Seller

Subject to the limits set forth in Section 9.6, the Seller shall indemnify, defend and save harmless the Buyer and each of its directors, officers and employees from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a) any breach of a representation or warranty made or given by the Seller in this Agreement or in any Closing Document in respect of which a Claim Notice is properly given to the Seller within the survival period set forth in Section 3.4 with respect to such representation or warranty;

(b) any failure by the Seller to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document; or

(c) any failure of Fasken Martineau DuMoulin LLP, the solicitors of the Seller, to deal with the Deposit in accordance with Section 2.6 hereof or the Remittance Amount in accordance with Section 2.7 hereof and the Remittance Amount Escrow Agreement.

9.3 Indemnification by the Buyer

Subject to the limits set forth in Section 9.6, the Buyer shall indemnify, defend and save harmless the Seller and each of its directors, officers and employees from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with:

(a) any breach of a representation or warranty made or given by the Buyer in this Agreement or in any Closing Document in respect of which a Claim Notice is properly given to the Buyer within the survival period set forth in Section 3.5 with respect to such representation or warranty; or

(b) any failure by the Buyer to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

9.4 Agency for Directors, Officers and Employees

Each of the Buyer and Seller agrees that it accepts each indemnity in favour of its directors, officers and employees as agent and trustee of each such director, officer and employee. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of that Party's directors, officers and employees on behalf of each such director, officer and employee.

9.5 Indemnification Procedure

9.5.1 **Procedures for Third Party Claims.**

(a) Promptly after receipt by an Indemnified Party of notice of a Third Party Claim, such Indemnified Party shall provide a Claim Notice to the Indemnifier within five (5) days after the Indemnified Party's receipt of notice of the Third Party Claim.

(b) The Indemnifier shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days after receipt of the Claim Notice, to assume the defence of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the

reasonable fees and disbursements of such counsel. The Indemnified Party shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier and may participate in such defence assisted by counsel of its own choice at its own expense.

(c) If the Indemnifier declines or fails to assume the defence of the Third Party Claim on the terms provided above within such thirty (30) day period, however, the Indemnified Party may, at its option, employ counsel to represent or defend it in any such Third Party Claim and, if such Third Party Claim is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifier for the Loss in question, the Indemnifier will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifier will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single Third Party Claim.

(d) In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifier, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party's own expense. The Indemnifier and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter.

(e) The Indemnified Party may not make any admission of liability or settle or compromise any Third Party Claim or consent to the entry of any judgement with respect to such Third Party Claim without the prior written consent of the Indemnifier, such consent not to be unreasonably withheld or delayed. Without the prior written consent of the Indemnified Party, the Indemnifier shall not enter into any compromise or settlement of any Third Party Claim which would lead to liability or create any financial or other material obligation on the part of the Indemnified Party.

9.5.2 **Failure to Give Timely Notice of Third Party Claim**

The failure to provide a Claim Notice of a Third Party Claim to the Indemnifier shall relieve the Indemnifier from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to provide a Claim Notice to the Indemnifier results in (i) the forfeiture by the Indemnifier of rights and defences otherwise available to the Indemnifier with respect to such Third Party Claim, (ii) material prejudice to the Indemnifier with respect to such Third Party Claim, or (iii) the loss of any right by the Indemnifier to recover any payment under its applicable insurance coverage.

9.5.3 **Procedures for Direct Claims**

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than 60 days after the Indemnified Party becomes aware of the facts and circumstances that would give rise to such Direct Claim. The Indemnifier shall then have a period of 30 days within which to respond in writing to such Direct Claim. If the Indemnifier does not so respond within such 30-day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

9.6 **Liability Limits**

9.6.1 **Seller's Liability Limits**

Notwithstanding anything to the contrary set forth in this Agreement, the Seller's obligation to indemnify, defend and hold the Buyer and its directors, officers and employees (the "**Buyer Indemnified Parties**") harmless shall be limited as follows:

(a) no claims for indemnification may be made and no Indemnity Payment shall be payable unless and until, after taking into account the limitations imposed by Section 9.6.2, the Buyer Indemnified Parties shall have suffered indemnifiable Losses

(i) in excess of $1,000,000 in respect of Claims arising as a result of or in connection with a breach of the representation or warranty given in Section 3.1.17,

(ii) in excess of $5,000,000 in the aggregate for all other Claims,

in which case the Buyer Indemnified Parties shall be entitled to recover all such Losses;

(b) in no event shall the aggregate Losses required to be paid by the Seller to the Buyer Indemnified Parties hereunder exceed 100% of the Purchase Price; and

(c) if any Applicable Law would give the Buyer Indemnified Parties, or any of them, the right, notwithstanding the express terms of Sections 9.2 and 3.4 to the contrary, to make a Claim in respect of a breach of a representation or warranty made or given by Seller in this Agreement or in any Closing Document after expiry of the survival period set forth in Section 3.4 with respect to such representation and warranty, the Parties agree that the aggregate Losses suffered or incurred by all Buyer Indemnified Parties as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00.

9.6.2 **General Liability Limits**

Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifier's obligation to indemnify, defend and hold an Indemnified Party harmless shall be limited as follows:

(a) for the purposes of computing the aggregate amount of Losses incurred by the Indemnified Party, the amount of the Losses in respect of a Claim shall be deemed to be an amount equal to, and any Indemnity Payments by the Indemnifier shall be limited to, the amount of Losses that remain after deducting therefrom (i) any third party insurance proceeds and any indemnity, contributions or other similar payment payable by any third party with respect thereto, and (ii) any net tax benefit recognized (by reason of a tax deduction, basis adjustment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party or any affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification;

(b) the amount of an Indemnity Payment shall be reduced to the extent appropriate to reflect the relative contribution to such Loss, if any, caused by actions taken by the Indemnified Party or any affiliate thereof after the Closing; and

(c) in any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnifier has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnifier the amount so recovered except to the extent that such amount has already been deducted in calculating the Indemnity Payment pursuant to Section 9.6.2(a) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifier to or on behalf of the Indemnified Party in respect of such matter, and (ii) any amount expended by the Indemnifier in pursuing or defending any claim arising out of such matter.

9.6.3 **Reasonable Steps to Mitigate**

The Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third Persons and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifier. The Indemnified Party's reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 9, and the Indemnifier will reimburse the Indemnified Party for the Indemnified Party's reasonable expenditures in undertaking the mitigation of such Losses, together with interest thereon from the date of payment to the date of repayment at the Prime Rate.

9.7 No Rights in Addition

The rights of indemnity set forth in this Article 9, as limited, are the respective Indemnified Party's sole and exclusive remedies for any Loss for which indemnity would be

claimed by the Indemnified Party pursuant to Section 9.2 or 9.3, as the case may be, and are expressly in lieu of all other remedies, including any independent common law or statutory rights or remedies which the Indemnified Party may have at any time, now or in the future, notwithstanding anything to the contrary in this Agreement.

ARTICLE 10
GENERAL

10.1 Expenses

Except as otherwise provided herein, each Party shall pay all expenses it incurs in authorizing, preparing, negotiating, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

10.2 Time

Time is of the essence of each provision of this Agreement.

10.3 Notices

(a) **Method of Delivery.** Any notice, demand or other communication (in this Section, a "**notice**") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i) delivered in person (including by courier) during normal business hours on a day which is a business day at the place of delivery and left with a receptionist or other responsible employee of the relevant party at the applicable address set forth below; or

(ii) sent by any electronic means of sending messages, including facsimile transmission or e-mail, which produces a paper record ("**Transmission**") during normal business hours on a day which is a business day at the place of receipt, charges prepaid and confirmed by prepaid first class mail;

in the case of a notice to the Seller, addressed to it at:

Anglo American International, S.A.
20 Carlton House Terrace
London, United Kingdom
SW1Y 5AN

Attention: [redacted]

Fax No.: [redacted]

with a copy to:

Anglo American plc
20 Carlton House Terrace
London, United Kingdom
SW1Y 5AN

Attention:

Fax No.:

and with another copy to:

Fasken Martineau DuMoulin LLP
P.O. Box 20, Suite 4200
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: 

Fax No.:

and in the case of a notice to the Buyer, addressed to it at:

OntZinc Corporation
6 Adelaide Street East, Suite 300
Toronto, Ontario
M5C 1H6

Attention:

Fax No.:

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: 

Fax No.:

(b) **Deemed Delivery.** Each notice sent in accordance with this Section shall be deemed to have been received:

(i) in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered, otherwise, on the first day thereafter which is a business day at the place of delivery;

(ii) in the case of facsimile transmission, on the same day that it was sent if the machine from which it was sent receives the answer back code of the party to whom it was sent before 5:00 p.m. (recipient's time) on such day, otherwise on the first day thereafter which is a business day at the place of receipt; or

(iii) in the case of e-mail, on the same day it was sent if sent before 5:00 p.m. (recipient's time) on such day, otherwise on the first day thereafter which is a business day at the place of receipt.

Any Party may change its address for notice by giving notice to the other Parties.

10.4 Confidentiality and Public Announcements

The provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof, and the terms of this Agreement shall be deemed to constitute "Information" as defined in the Confidentiality Agreement. Before the Closing Date, no Party shall make any public statement or issue any press release concerning the transactions contemplated by this Agreement without the prior written consent of the other Party except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of all Applicable Law. If any such public statement or release is so required, the Party making such disclosure shall consult with the other Parties prior to making such statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to all Parties. In the event that a Party becomes legally compelled to make any public statement or issue a press release, such Party shall provide the other Party with prompt written notice so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with this Section 10.4. Such Party shall consent to and assist the other Party in obtaining any protective order or other appropriate remedy that the other Party or any of its affiliates may seek for the purpose of delaying or obtaining an exemption from the requirement to make the public statement or issue the press release in question. In the event that such protective order or other remedy is not obtained, or that the other Party waives compliance with this Section 10.4, the Party shall make or issue only that portion of the public statement or the press release which the Party is advised by written opinion of counsel is legally required and the Party shall exercise reasonable commercial efforts to obtain a protective order or other reliable assurance that the public statement or press release shall be accorded confidential treatment.

10.5 Entire Agreement

This Agreement, the Buyer's Disclosure Schedule, the Seller's Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no

representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except for the representations, warranties and covenants of the Buyer in the Confidentiality Agreement, or as otherwise specifically set forth in this Agreement or in the Closing Documents.

10.6 Amendment

This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

10.7 Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

10.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not materially changed.

10.9 Agent for Service

The Seller acknowledges and agrees that service of any process, summons, notice or document to its address set forth above in accordance with the laws of the Province of Ontario shall be effective service of process of any Action, or Legal Proceeding brought against it in any such court, and in addition, the Seller hereby appoints and confirms FMD Service Inc. located at 66 Wellington Street West, Suite 3600, Toronto, Ontario, M5K 1N6, as its agent and attorney for service of process.

10.10 Assignment

(a) Either Party may, without the consent of the other Party, assign this Agreement and its rights hereunder to an affiliate, or, in the case of the Buyer, as security to any debt Financier of the Buyer, on condition that the assigning Party remain liable to observe and perform all of its covenants and obligations hereunder.

(b) Subject to paragraph (a),

(i) no Party may assign any rights or benefits under this Agreement to any Person without the prior written consent of the other Party;

(ii) each Party agrees to perform its obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those obligations; and

(iii) no assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against the other Party except to the extent that other Party has consented to it in writing.

(c) Subject to paragraphs (a) and (b) hereof, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

10.11 Tender

Any tender of documents or money hereunder may be made upon the relevant Party or its counsel and money shall be tendered by wire transfer of immediately available funds to such bank account as shall be designated in writing by the recipient at least three (3) Business Days prior to the payment date, or to the trust account of the recipient Party's solicitor if the recipient has not designated an account by that time.

10.12 Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

10.13 Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. (Toronto time) on the next Business Day.

10.14 Third Party Beneficiaries

Except as expressly provided in Section 9.4, nothing in this Agreement or in any Closing Document is intended expressly or by implication to, or shall, confer upon any Person other than the Parties and their Representatives, any rights or remedies of any kind.

10.15 Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

10.16 Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

10.17 Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by facsimile transmission. That Party shall be deemed to have executed this Agreement on the date it sent such facsimile transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

10.18 Language

The Parties have expressly required that this Agreement and all documents and notices relating hereto be drafted in English. Les parties aux présentes ont expressément exigé que la présente convention et tous les documents et avis qui y sont afférents soient rédigés en anglais.

[The rest of this page is deliberately left blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

ANGLO AMERICAN INTERNATIONAL, S.A.

By: *"Signed"*
Name: Alexander Pace-Bonello
Title: Director

ONTZINC CORPORATION

By: *"Signed"*
Name: Gregory Peebles
Title: Chairman

SCHEDULE "A"
PERSONS HAVING KNOWLEDGE FOR THE SELLER



SCHEDULE "B"
PERSONS HAVING KNOWLEDGE FOR THE BUYER

1. Gregory Peebles
2. Peter George
3. Douglas Scharf

SCHEDULE "C"
LIST OF MATERIAL PROPERTIES

(Properties on which HBMS's mining, milling and metallurgical operations are currently located)

I. FLIN FLON METALLURGICAL COMPLEX

Includes 777/CALLINAN MINE and FLIN FLON Concentrator, Tailings Impoundment, Mill/Smelter

Freehold Titles in name of HBMS - Manitoba

CT#	Brief Legal	Brief Description
1789274	Portion Sec 6 and 7-67-29 WPM	Flin Flon Plant Site
1789910	Portion 6-67-29 WPM	East of Flin Flon Plant Site
1790039	Portion 6-67-29 WPM	Flin Flon, Plant Site
1790063	Portion 6-67-29 WPM	East of Flin Flon Plant Site, Land for Emergency Pipeline - Reservoir to Ross Lake
1790115	Portion 6-67-29 WPM in Plan 2727 PLTO	East of Flin Flon Plant Site, Pipe Line on "Fort Pitt Claim"
1801931	Parc A Plan 2609 PLTO in 6-67-29 WPM	Flin Flon, Plant Site and Whitney Forum site
1801942	Portion 6-67-29	East of Flin Flon Plant Site

Freehold Titles in name of HBMS - Saskatchewan

CT#	Brief Legal	Brief Description
112958185	Plan No. BC2024 Ext 6 as described on CT 67PA14872 (now 112958185), description 6	West of Flin Flon Plant Site
112958208	Plan No. BC2024 Ext 3 as described on CT 67PA14871 (now 112958208), description 3	Flin Flon, Plant Site
112958220	Plan No. BC2024 Ext 4 as described on CT 67PA14871 (now 112958220), description 4	Flin Flon, Plant Site
112958242	SE Sec 12 Twp 67 Rge 30 W1 Plan No. BC2024 Ext 5 as described on CT 67PA14871 (now 112958242), description 5	Flin Flon, Plant Site

121830397	Blk/Par A, Plan No. 101832768 Ext 6 as described on CT 61PA14413 (now 121830397, description 6	Southwest of Flin Flon Plant
121830410	Blk/Par C, Plan No. BQ5718 Ext 0 as described on CT 92PA20963	Southwest of Flin Flon Plant
125869360	Blk/Par B, Plan No. BP3815 Extension 0 as described on CT# 92PA20998(1)	Flin Flon, Plant Site
125869382	Twp 67 Rge 30 W1 Extension 2 as described on CT# 92PA20998(1) descrition2	Flin Flon, Plant Site
126986563	Blk/Par A, Plan No. BQ53 Ext 1 as described on CT 61PA14413 (now 126986563)	Southwest of Flin Flon Plant
126986574	Blk/Par A, Plan No. BQ53 Ext 4 as described on CT61PA14413 (now 126986574	Southwest of Flin Flon Plant
126986596	Blk/Par A, Plan No. BQ53 Ext 5 as described on Ct 61PA14413 (now 126986596)	Southwest of Flin Flon Plant

<u>Surface Permits</u>

Surface Permit	DAN	DAN PERMIT	HBED
Surface Permit	GOLDEN POPPY	GOLDEN POPPY PERMIT	HBMS

<u>Surface Leases- Manitoba:</u>

Surface Lease	6SL	LA SALLE SURFACE LEASE	HBMS
Surface Lease	M45SL	BED BUG	HBMS
Surface Lease	M46SL	FLIN FLON FR	HBMS
Surface Lease	M47SL	B. NO. 47 FR	HBMS
Surface Lease	M48SL	B. NO. 46	HBMS
Surface Lease	M56SL	THE PAS 22	HBMS
Surface Lease	M60SL	THE PAS 29	HBMS
Surface Lease	M61SL	THE PAS 30	HBMS
Surface Lease	M62SL	THE PAS 31	HBMS
Surface Lease	M63SL	THE PAS 32	HBMS
Surface Lease	M64SL	THE PAS 33	HBMS
Surface Lease	M65SL	THE PAS 34	HBMS
Surface Lease	M66SL	THE PAS 35	HBMS
Surface Lease	M67SL	THE PAS 36	HBMS
Surface Lease	M78SL	THE PAS 23	HBMS
Surface Lease	M79SL	THE PAS 24	HBMS
Surface Lease	M83SL	MAYBE	HBMS

Surface Lease	M85SL	CRAIGGI FR	HBMS
Surface Lease	M86SL	SCHENLEY FR	HBMS

Surface Leases- Saskatchewan:

Surface Lease	MSL34	JANUARY SURF LEASE	HBED
Surface Lease	MSL35	JANETTE SURF LEASE	HBED
Surface Lease	MSL36	B #29 FR SURF LEASE	HBED
Surface Lease	MSL37	OWENS SURFACE LEASE	HBED
Surface Lease	MSL38	DAN SURFACE LEASE	HBED
Surface Lease	MSL39	A #1 FR SURF LEASE	HBED
Mineral Surface Lease	200026	MS 52 (Malachite)	HBMS
Mineral Surface Lease	200031	MS 80 (ROYAL CAZAZA)	HBMS

Miscellaneous Leases- Manitoba:

Misc Lease	MSC3351	MISC LEASE 3351	HBMS
Misc Lease	MSC3486	MISC LEASE 3486	HBMS
Misc Lease	MSC3542	MISC LEASE 3542	HBMS
Misc Lease	MSC3721	MISC LEASE 3721	HBMS
Misc Lease	MSC3775	MISC LEASE 3775	HBMS
Misc Lease	MSC3954	MISC LEASE 3954	HBMS

Mineral Leases- Manitoba

Mineral Lease	ML319	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML320	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML321	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML051	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML052	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML053	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML054	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML055	CALLINAN MIN LEASE	HBMS

Mineral Leases- Saskatchewan

Mineral Surface Lease	Q-1312	B49	HBMS
Mineral Surface Lease	Q-4097	A38FR	HBMS
Mining Lease	ML 5518	FFN LEASE	HBMS
Mineral Surface Lease	Q-952	MONROE	HBMS
Mineral Surface Lease	Q-1010	RHINOCEROS	HBMS
Mineral Surface Lease	Q-1020	DARNING NEEDLE	HBMS
Mineral Surface Lease	Q-1053	TORPEDO	HBMS
Mineral Surface Lease	Q-1063	RED TOP	HBMS
Mineral Surface Lease	Q-1074	WEE RED TOP	HBMS
Mineral Surface Lease	Q-1076	4 QUEENS	HBMS
Mineral Surface Lease	Q-1084	MARGUERITE	HBMS
Mineral Surface Lease	Q-1104	SKY PILOT	HBMS

Mineral Surface Lease	Q-1105	JOHNNY BARON	HBMS
Mineral Surface Lease	Q-1112	B.M. JUNIOR	HBMS
Mineral Surface Lease	Q-1145	BATTLESHIP	HBMS
Mineral Surface Lease	Q-1146	TWO BITS	HBMS
Mineral Surface Lease	Q-1160	LITTLE RED TOP FR.	HBMS
Mineral Surface Lease	Q-1164	RED ROSE	HBMS
Mineral Surface Lease	Q-1258	JANUARY LEASE	HBMS
Mineral Surface Lease	Q-1260	JANNETTE	HBMS
Mineral Surface Lease	Q-1273	EOLA	HBMS
Mineral Surface Lease	Q-1278	LILLY	HBMS
Mineral Surface Lease	Q-1281	VIRGINIA	HBMS
Mineral Surface Lease	Q-1282	1920	HBMS
Mineral Surface Lease	Q-1289	FOX TROT	HBMS
Mineral Surface Lease	Q-1290	AMARYLLIS	HBMS
Mineral Surface Lease	Q-1302	OH DON'T	HBMS
Mineral Surface Lease	Q-1303	MARY E.	HBMS
Mineral Surface Lease	Q-1527	GENERAL HEPBURN	HBMS
Mineral Surface Lease	Q-1933	DAN	HBMS

OIC Leases - Manitoba

OIC	11	NANCY	HBMS
OIC	12	VICTORIA	HBMS
OIC	13	APEX	HBMS
OIC	14	UNIQUE	HBMS
OIC	15	OUTLOOK	HBMS
OIC	16	LAKEVIEW	HBMS
OIC	17	EXTENSION	HBMS
OIC	180	BURKE	HBMS
OIC	21	SNOWSHOE FR	HBMS
OIC	22	SUNSHINE FR	HBMS
OIC	303	THE PAS 16	HBMS
OIC	330	FOX FR	HBMS
OIC	331	THE PAS 33	HBMS
OIC	332	THE PAS 30	HBMS
OIC	333	THE PAS 29	HBMS
OIC	334	THE PAS 19	HBMS
OIC	335	THE PAS 26	HBMS
OIC	336	THE PAS 13	HBMS
OIC	337	THE PAS 15	HBMS
OIC	338	THE PAS 10	HBMS
OIC	339	THE PAS 12	HBMS
OIC	340	THE PAS 1	HBMS
OIC	341	THE PAS 2	HBMS
OIC	342	THE PAS 3	HBMS
OIC	343	THE PAS 11	HBMS
OIC	344	THE PAS 14	HBMS
OIC	345	THE PAS 27	HBMS
OIC	346	THE PAS 31	HBMS

OIC	347	THE PAS 32	HBMS
OIC	348	THE PAS 4	HBMS
OIC	349	THE PAS 6	HBMS
OIC	350	THE PAS 7	HBMS
OIC	351	THE PAS 8	HBMS
OIC	352	THE PAS 9	HBMS
OIC	353	THE PAS 17	HBMS
OIC	354	THE PAS 18	HBMS
OIC	361	GRIZZLY FR	HBMS
OIC	400	THE PAS 34	HBMS
OIC	407	THE PAS 39	HBMS
OIC	408	THE PAS 22	HBMS
OIC	409	THE PAS 25	HBMS
OIC	410	THE PAS 23	HBMS
OIC	416	THE PAS 36	HBMS
OIC	417	THE PAS 24	HBMS
OIC	418	THE PAS 35	HBMS
OIC	419	THE PAS 37	HBMS
OIC	420	THE PAS 21	HBMS
OIC	421	THE PAS 38	HBMS
OIC	426	THE PAS 28	HBMS
OIC	427	THE PAS 20	HBMS
OIC	466	LASALLE	HBMS
OIC	467	FLIN SLAM	HBMS
OIC	470	THE PAS NO. 5	HBMS
OIC	576	BED BUG	HBMS
OIC	608	SCHENLEY FR	HBMS
OIC	611	HOLY SMOKE	HBMS
OIC	623	RAINBOW FR	HBMS
OIC	629	FOG	HBMS
OIC	630	FORT PITT	HBMS
OIC	632	CRAIGGI FR	HBMS
OIC	677	VENUS FR	HBMS
OIC	678	BEAR FR	HBMS
OIC	M18	B NO. 25 FR	HBMS
OIC	M3	CATHERINE	HBMS
OIC	M4408	BORDER FR	HBMS
OIC	M86	B NO. 46	HBMS
OIC	M87	B NO. 47 Fr.	HBMS
OIC	M88	B NO. 48	HBMS
OIC	M90	Flin Flon FR	HBMS
OIC	M907	B NO. 24	HBMS
OIC	M908	B NO. 49	HBMS

Claims- Manitoba

Claim	28390	HIGH FLYER	HBED
Claim	28391	FOX TROT	HBED
Claim	29171	OH DONT	HBED

Claim	29524	VIRGINIA	HBED
Claim	34600	MARY E	HBED

Quarry Leases: Saskatchewan

Quarry Lease	Y4172	Y-4172R5 (500024)	HBMS
Quarry Lease	Y4173	Y-4173R5 (500227)	HBMS

Quarry Surface Leases: Saskatchewan

Quarry Surface Lease	500024	Y-4172R5 SURF LEASE	HBMS
Quarry Surface Lease	500227	Y-4173R5 SURF LEASE	HBMS

II. TROUT LAKE

Miscellaneous Leases: Manitoba

Misc Lease	MSC3238	MISC LEASE 3238	HBMS
Misc Lease	MSC3537	MISC LEASE 3537	HBMS
Misc Lease	MSC3877	MISC LEASE 3877	HBMS

Mineral Leases: Manitoba

Mineral Lease	ML046	TROUT MINING LEASE	HBMS
Mineral Lease	ML047	TROUT MINING LEASE	HBMS
Mineral Lease	ML048	TROUT MINING LEASE	HBMS

Claims: Manitoba

Claim	37247	OUTLET NO. 1	HBMS
Claim	37248	OUTLET NO. 2	HBMS
Claim	37642	OUTLET NO. 3	HBMS
Claim	CB10185	TOP	HBMS
Claim	CB10194	TOP 1	HBMS
Claim	CB7033		HBMS
Claim	CB7103		HBMS
Claim	CB7105		HBMS
Claim	CB7265		HBMS
Claim	CB7458		HBMS
Claim	CB7459		HBMS
Claim	CB7460		HBMS
Claim	CB7461		HBMS
Claim	CB7475		HBMS
Claim	CB7476		HBMS
Claim	CB7478		HBMS
Claim	CB7479		HBMS
Claim	CB7480		HBMS

Claim	CB7481		HBMS
Claim	CB7482		HBMS
Claim	CB7483		HBMS
Claim	CB7484		HBMS
Claim	CB7489		HBMS
Claim	CB7888		HBMS
Claim	CB8502		HBMS
Claim	CB8514		HBMS
Claim	CB8515		HBMS
Claim	CB8516		HBED
Claim	CB8520		HBMS
Claim	CB8521		HBMS
Claim	CB8522		HBMS
Claim	CB8523		HBMS
Claim	CB8524		HBMS
Claim	CB8928		HBMS
Claim	CB8929		HBMS
Claim	CB9029		HBMS
Claim	CB9030		HBMS
Claim	P4771E	NU 1	HBED
Claim	P5060E	NU 2	HBED
Claim	P5061E	NU 3	HBED
Claim	P5062E	NU 4	HBED
Claim	P5063E	NU 5	HBED
Claim	P5064E	NU 6 FR.	HBED
Claim	W45261	BEV 1 FR.	HBMS
Claim	W45262	BEV 2 FR.	HBMS
Claim	W45263	BEV 3 FR.	HBMS
Claim	W45290	ZAP FR.	HBMS
Claim	W48657	TYKE 1	HBMS
Claim	W48658	TYKE 2	HBMS

III. KONUTO LAKE

Surface Lease: Saskatchewan

Surface Lease	200099	KONUTO SURFACE LEASE	HBMS

Mining Lease: Saskatchewan

Mining Lease	ML 5517	KONUTO LEASE	HBMS

IV. SNOW LAKE - includes <u>CHISEL NORTH MINE, SNOW LAKE Concentrator GHOST LAKE MINE disposal area, STALL LAKE disposal area, ANDERSON LAKE tailings area)</u>

Freehold Titles:

1537383	Snow Lake	B 24, P 747 PLTO in 68-17 Exc P 35325
1701609	Snow Lake	Plan 854 PLTO in 68-16&17 WPM
1770544	Snow Lake	Parcel G, P 4592 PLTO in 68-17 WPM
1823056	Snow Lake	L11, B10, P 646 PLTO in 68-17 WPM

Surface Leases:

Stall-Anderson

Surface Lease	M103SL	ASTRA 18	HBMS
Surface Lease	M110SL	ASTRA25, CHACO 13&14	HBMS
Surface Lease	M112SL	RAM 346 FR	HBMS
Surface Lease	M151SL	RAM 347 FR	HBMS

Chisel-Ghost

Surface Lease	2SL	PHOTO SURFACE LEASE	HBMS
Surface Lease	7SL	CHISEL N INTERM VENT	HBMS
Surface Lease	8SL	CHISEL N MAIN EXH RA	HBMS
Surface Lease	9SL	CHISEL N. DOWNCAST R	HBMS
Surface Lease	M104SL	OX 35	HBMS
Surface Lease	M105SL	OX 36	HBMS
Surface Lease	M106SL	OX 50	HBMS
Surface Lease	M107SL	OX51	HBMS
Surface Lease	M108SL	WAW 39	HBMS

Miscellaneous Leases:

Misc Lease	MSC3793	MISC LEASE 3793	HBMS
Misc Lease	MSC3794	MISC LEASE 3794	HBMS
Misc Lease	MSC3239	MISC LEASE 3239	HBMS
Misc Lease	MSC3240	MISC LEASE 3240	HBMS
Misc Lease	MSC3792	MISC LEASE 3792	HBMS

MINING PROPERTIES
Including Mineral Leases, Claims, OIC Leases:

OIC Leases (Chisel-Ghost)

OIC	M7394	OX NO. 426 FR	HBMS
OIC	M5724	OX NO. 108 (7SL)	HBMS
OIC	M5725	OX NO. 127	HBMS
OIC	M5726	OX 139	HBMS
OIC	M5727	OX 140	HBMS
OIC	M5728	OX 141	HBMS
OIC	M5729	OX 157	HBMS
OIC	M5730	OX 158	HBMS
OIC	M5731	OX 159	HBMS
OIC	M5732	OX 160	HBMS
OIC	M5733	OX NO. 161 FR	HBMS
OIC	M5734	OX NO. 421 FR	HBMS
OIC	M5735	OX NO. 422 FR	HBMS
OIC	M5736	OX NO. 423 FR	HBMS
OIC	M5737	OX NO. 424 FR	HBMS
OIC	M5738	OX NO. 425 FR	HBMS
OIC	M5739	OX NO. 439	HBMS
OIC	M5740	OX NO. 440	HBMS
OIC	M5741	OX NO. 441	HBMS
OIC	M5765	OX NO. 40 FR	HBMS
OIC	M5766	OX NO. 41 FR	HBMS
OIC	M5767	OX NO. 42	HBMS
OIC	M5768	OX NO. 43	HBMS
OIC	M5769	OX NO. 44	HBMS
OIC	M5770	OX NO. 45	HBMS
OIC	M5771	OX NO. 66	HBMS
OIC	M5772	OX NO. 67	HBMS
OIC	M5773	OX NO. 68	HBMS
OIC	M5774	OX NO. 69	HBMS
OIC	M5775	OX NO. 76	HBMS
OIC	M5776	OX NO. 95	HBMS
OIC	M5777	OX NO. 152	HBMS
OIC	M5778	OX NO. 153	HBMS
OIC	M5779	OX NO. 154	HBMS
OIC	M5780	OX NO. 155	HBMS
OIC	M5781	OX NO. 156	HBMS
OIC	M5782	OX NO. 352	HBMS
OIC	M5783	OX NO. 353	HBMS
OIC	M5784	OX NO. 354	HBMS
OIC	M5785	OX NO. 355 FR	HBMS
OIC	M5786	OX NO. 356	HBMS
OIC	M5787	OX NO. 357	HBMS
OIC	M5788	OX NO. 358	HBMS
OIC	M5789	OX NO. 359	HBMS

OIC	M5790	OX NO. 360	HBMS
OIC	M5791	OX NO. 377 FR	HBMS
OIC	M5792	OX NO. 415	HBMS
OIC	M5793	OX NO. 416	HBMS
OIC	M5794	OX NO. 427	HBMS
OIC	M5795	OX NO. 428	HBMS
OIC	M5796	OX NO. 429	HBMS
OIC	M5797	OX NO. 430	HBMS
OIC	M5798	OX NO. 431	HBMS
OIC	M5799	OX NO. 432	HBMS
OIC	M5800	OX NO. 434	HBMS
OIC	M5801	OX NO. 435	HBMS
OIC	M5802	OX NO. 436	HBMS
OIC	M5803	OX NO. 437	HBMS
OIC	M5804	OX NO. 438	HBMS
OIC	M5805	OX NO. 442 FR	HBMS
OIC	M5806	OX NO. 443 FR	HBMS
OIC	M5807	OX NO. 444 FR	HBMS
OIC	M5808	OX NO. 445 FR	HBMS
OIC	M5809	OX NO. 446	HBMS
OIC	M5810	OX NO. 447 FR	HBMS
OIC	M5811	OX NO. 448	HBMS
OIC	M5812	OX NO. 449	HBMS
OIC	M5813	OX NO. 450 FR	HBMS
OIC	M5814	OX NO. 451	HBMS
OIC	M5815	OX NO. 452 FR	HBMS
OIC	M5816	OX NO. 453	HBMS
OIC	M5817	OX NO. 454	HBMS
OIC	M5818	OX NO. 455	HBMS
OIC	M7157	OX NO. 1 FR	HBMS
OIC	M7158	OX NO. 1	HBMS
OIC	M7159	OX NO. 3 FR	HBMS
OIC	M7160	OX NO. 4	HBMS
OIC	M7161	OX NO. 5	HBMS
OIC	M7162	OX NO. 6	HBMS
OIC	M7163	OX NO. 7 FR	HBMS
OIC	M7164	OX NO. 8 FR	HBMS
OIC	M7165	OX NO. 9	HBMS
OIC	M7166	OX NO. 10	HBMS
OIC	M7167	OX NO. 11	HBMS
OIC	M7168	OX NO. 12	HBMS
OIC	M7169	OX NO. 13	HBMS
OIC	M7170	OX NO. 14	HBMS
OIC	M7171	OX NO. 15	HBMS
OIC	M7172	OX NO. 16	HBMS
OIC	M7173	OX NO. 17	HBMS
OIC	M7174	OX NO. 18	HBMS
OIC	M7175	OX NO. 19	HBMS
OIC	M7176	OX NO. 20	HBMS

OIC	M7177	OX NO. 21	HBMS
OIC	M7178	OX NO. 22	HBMS
OIC	M7179	OX NO. 23 FR	HBMS
OIC	M7180	OX NO. 24	HBMS
OIC	M7181	OX NO. 25	HBMS
OIC	M7182	OX NO. 26	HBMS
OIC	M7183	OX NO. 27	HBMS
OIC	M7184	OX NO. 28	HBMS
OIC	M7185	OX NO. 29	HBMS
OIC	M7186	OX NO. 30	HBMS
OIC	M7187	OX NO. 31	HBMS
OIC	M7188	OX NO. 32	HBMS
OIC	M7189	OX NO. 33	HBMS
OIC	M7190	OX NO. 34	HBMS
OIC	M7191	OX NO. 35	HBMS
OIC	M7192	OX NO. 36	HBMS
OIC	M7193	OX NO. 37	HBMS
OIC	M7194	OX NO. 38	HBMS
OIC	M7195	OX NO. 39 FR	HBMS
OIC	M7196	OX NO. 46	HBMS
OIC	M7197	OX NO. 47 FR	HBMS
OIC	M7198	OX NO. 48	HBMS
OIC	M7199	OX NO. 49	HBMS
OIC	M7200	OX NO. 50	HBMS
OIC	M7201	OX NO. 51	HBMS
OIC	M7202	OX NO. 52	HBMS
OIC	M7203	OX NO. 53	HBMS
OIC	M7204	OX NO. 54	HBMS
OIC	M7205	OX NO. 55	HBMS
OIC	M7206	OX NO. 56	HBMS
OIC	M7207	OX NO. 57	HBMS
OIC	M7208	OX NO. 58	HBMS
OIC	M7209	OX NO. 59	HBMS
OIC	M7210	OX NO. 60	HBMS
OIC	M7211	OX NO. 61 (9SL)	HBMS
OIC	M7212	OX NO. 62 (9SL)	HBMS
OIC	M7213	OX NO. 63	HBMS
OIC	M7214	OX NO. 64	HBMS
OIC	M7215	OX NO. 65	HBMS
OIC	M7216	OX NO. 70	HBMS
OIC	M7217	OX NO. 71	HBMS
OIC	M7218	OX NO. 72	HBMS
OIC	M7219	OX NO. 73	HBMS
OIC	M7220	OX NO. 74	HBMS
OIC	M7221	OX NO. 75	HBMS
OIC	M7222	OX NO. 77 (8SL)	HBMS
OIC	M7223	OX NO. 78 (9SL)	HBMS
OIC	M7224	OX NO. 79	HBMS
OIC	M7225	OX NO. 80	HBMS

OIC	M7226	OX NO. 81	HBMS
OIC	M7227	OX NO. 82	HBMS
OIC	M7228	OX NO. 83	HBMS
OIC	M7229	OX NO. 84	HBMS
OIC	M7230	OX NO. 87	HBMS
OIC	M7231	OX NO. 88	HBMS
OIC	M7232	OX NO. 89	HBMS
OIC	M7233	OX NO. 90	HBMS
OIC	M7234	OX NO. 91	HBMS
OIC	M7235	OX NO. 92	HBMS
OIC	M7236	OX NO. 93	HBMS
OIC	M7237	OX NO. 94 (8SL)	HBMS
OIC	M7238	OX NO. 96	HBMS
OIC	M7239	OX NO. 97	HBMS
OIC	M7240	OX NO. 98	HBMS
OIC	M7241	OX NO. 99	HBMS
OIC	M7242	OX NO. 100	HBMS
OIC	M7243	OX NO. 101	HBMS
OIC	M7244	OX NO. 102	HBMS
OIC	M7245	OX NO. 103	HBMS
OIC	M7246	OX NO. 104	HBMS
OIC	M7247	OX NO. 105	HBMS
OIC	M7248	OX NO. 106	HBMS
OIC	M7249	OX NO. 107	HBMS
OIC	M7250	OX NO. 109	HBMS
OIC	M7251	OX NO. 110	HBMS
OIC	M7252	OX NO. 111	HBMS
OIC	M7253	OX NO. 112	HBMS
OIC	M7254	OX NO. 113	HBMS
OIC	M7255	OX NO. 114	HBMS
OIC	M7256	OX NO. 115	HBMS
OIC	M7257	OX NO. 116	HBMS
OIC	M7258	OX NO. 119	HBMS
OIC	M7259	OX NO. 120	HBMS
OIC	M7260	OX NO. 121	HBMS
OIC	M7261	OX NO. 122	HBMS
OIC	M7262	OX NO. 123	HBMS
OIC	M7263	OX NO. 124	HBMS
OIC	M7264	OX NO. 125	HBMS
OIC	M7265	OX NO. 126	HBMS
OIC	M7266	OX NO. 128	HBMS
OIC	M7267	OX NO. 129	HBMS
OIC	M7268	OX NO. 130	HBMS
OIC	M7269	OX NO. 131	HBMS
OIC	M7270	OX NO. 132	HBMS
OIC	M7271	OX NO. 133 FR	HBMS
OIC	M7272	OX NO. 134 FR	HBMS
OIC	M7273	OX NO. 135	HBMS
OIC	M7274	OX NO. 136 FR	HBMS

OIC	M7275	OX NO. 137 FR	HBMS
OIC	M7276	OX NO. 138 FR	HBMS
OIC	M7277	OX NO. 142	HBMS
OIC	M7278	OX NO. 143	HBMS
OIC	M7279	OX NO. 144	HBMS
OIC	M7280	OX NO. 145	HBMS
OIC	M7281	OX NO. 146	HBMS
OIC	M7282	OX NO. 147	HBMS
OIC	M7283	OX NO. 341 FR	HBMS
OIC	M7284	OX NO. 342 FR	HBMS
OIC	M7285	OX NO. 347	HBMS
OIC	M7286	OX NO. 348	HBMS
OIC	M7287	OX NO. 349	HBMS
OIC	M7288	OX NO. 350 FR	HBMS
OIC	M7289	OX NO. 433 FR	HBMS
OIC	M7290	OX NO. 456 FR	HBMS
OIC	M7291	OX NO. 693	HBMS
OIC	M7307	WAW NO. 1 FR	HBMS
OIC	M7308	WAW NO. 2 FR	HBMS
OIC	M7309	WAW NO. 3 FR (7SL)	HBMS
OIC	M7310	WAW NO. 4 FR	HBMS
OIC	M7311	WAW NO. 5 FR	HBMS
OIC	M7312	WAW NO. 6 FR	HBMS
OIC	M7313	WAW NO. 7 FR	HBMS
OIC	M7314	WAW NO. 8 FR	HBMS
OIC	M7315	WAW NO. 9 FR	HBMS
OIC	M7316	WAW NO. 10 FR	HBMS
OIC	M7317	WAW NO. 11 FR	HBMS
OIC	M7318	WAW NO. 12 FR	HBMS
OIC	M7319	WAW NO. 13 FR	HBMS
OIC	M7320	WAW NO. 14 FR	HBMS
OIC	M7321	WAW NO. 15 FR	HBMS
OIC	M7322	WAW NO. 16 FR	HBMS
OIC	M7323	WAW NO. 17 FR	HBMS
OIC	M7324	WAW NO. 18 FR	HBMS
OIC	M7325	WAW NO. 19 FR	HBMS
OIC	M7326	WAW NO. 20 FR	HBMS
OIC	M7327	WAW NO. 21 FR	HBMS
OIC	M7328	WAW NO. 22 FR	HBMS
OIC	M7329	WAW NO. 23 FR	HBMS
OIC	M7330	WAW NO. 24 FR	HBMS
OIC	M7331	WAW NO. 25 FR	HBMS
OIC	M7332	WAW NO. 26 FR	HBMS
OIC	M7333	WAW NO. 27 FR	HBMS
OIC	M7334	WAW NO. 28 FR	HBMS
OIC	M7335	WAW NO. 29 FR	HBMS
OIC	M7336	WAW NO. 30 FR	HBMS
OIC	M7337	WAW NO. 31 FR	HBMS
OIC	M7338	WAW NO. 32 FR	HBMS

OIC	M7339	WAW NO. 33 FR	HBMS
OIC	M7340	WAW NO. 34 FR	HBMS
OIC	M7341	WAW NO. 35 FR	HBMS
OIC	M7342	WAW NO. 36 FR	HBMS
OIC	M7343	WAW NO. 37 FR	HBMS
OIC	M7344	WAW NO. 38 FR	HBMS
OIC	M7345	WAW NO. 39 FR	HBMS
OIC	M7346	WAW NO. 40 FR	HBMS
OIC	M7347	WAW NO. 41 FR	HBMS
OIC	M7390	OX NO. 417	HBMS
OIC	M7391	OX NO. 418 FR	HBMS
OIC	M7392	OX NO. 419 FR	HBMS
OIC	M7393	OX NO. 420 FR	HBMS

OIC Leases (Anderson Lake)

OIC	M 5706	ASTRA NO. 1 FR	HBMS
OIC	M 5707	ASTRA NO. 2	HBMS
OIC	M 5708	ASTRA NO. 3	HBMS
OIC	M 5709	ASTRA NO. 4	HBMS
OIC	M 5710	ASTRA NO. 12	HBMS
OIC	M 5711	ASTRA NO. 13	HBMS
OIC	M 5712	ASTRA NO. 14	HBMS
OIC	M 5713	ASTRA NO. 15	HBMS
OIC	M 5714	ASTRA NO. 16	HBMS
OIC	M 5715	ASTRA NO. 17	HBMS
OIC	M 5716	ASTRA NO. 18	HBMS
OIC	M 5717	ASTRA NO. 19	HBMS
OIC	M 5718	ASTRA NO. 20	HBMS
OIC	M 5719	ASTRA NO. 21	HBMS
OIC	M 5720	ASTRA NO. 22	HBMS
OIC	M 5721	ASTRA NO. 25 FR	HBMS
OIC	M 5722	ASTRA NO. 29	HBMS
OIC	M 5723	ASTRA NO. 30	HBMS
OIC	M 5742	RAM NO. 235 FR	HBMS
OIC	M 5743	RAM NO. 237 FR	HBMS
OIC	M 5744	RAM NO. 238	HBMS
OIC	M 5745	RAM NO. 239 FR	HBMS
OIC	M 5746	RAM NO. 240 FR	HBMS
OIC	M 5747	RAM NO. 251 FR	HBMS
OIC	M 5748	RAM NO. 252	HBMS
OIC	M 5749	RAM NO. 263	HBMS
OIC	M 5750	RAM NO. 255 FR	HBMS
OIC	M 5751	RAM NO. 256	HBMS
OIC	M 5752	RAM NO. 257	HBMS
OIC	M 5753	RAM NO. 258	HBMS
OIC	M 5754	RAM NO. 259 FR	HBMS
OIC	M 5755	RAM NO. 291 FR	HBMS
OIC	M 5756	RAM NO. 292 FR	HBMS
OIC	M 5757	RAM NO. 293	HBMS

OIC	M 5758	RAM NO. 312	HBMS
OIC	M 5759	RAM NO. 313	HBMS
OIC	M 7292	RAM NO. 314	HBMS
OIC	M 7293	RAM NO. 315	HBMS
OIC	M 7294	RAM NO. 318 FR	HBMS
OIC	M 7295	RAM NO. 319 FR	HBMS
OIC	M 7296	RAM NO. 339	HBMS
OIC	M 7297	RAM NO. 340	HBMS
OIC	M 7298	RAM NO. 341	HBMS
OIC	M 7299	RAM NO. 342	HBMS
OIC	M 7300	RAM NO. 343	HBMS
OIC	M 7301	RAM NO. 344	HBMS
OIC	M 7302	RAM NO. 346 FR	HBMS
OIC	M 7303	RAM NO. 347 FR	HBMS
OIC	M 7304	RAM NO. 348 FR	HBMS
OIC	M 7305	RAM NO. 349	HBMS
OIC	M 7306	RAM NO. 350	HBMS
OIC	M 7348	ASTRA NO. 31	HBMS
OIC	M 7349	ASTRA NO. 32	HBMS
OIC	M 7350	ASTRA NO. 33	HBMS
OIC	M 7351	ASTRA NO. 34	HBMS
OIC	M 7352	ASTRA NO. 35	HBMS
OIC	M 7353	ASTRA NO. 36	HBMS
OIC	M 7354	CHALCO NO. 1	HBMS
OIC	M 7355	CHALCO NO. 2	HBMS
OIC	M 7356	CHALCO NO. 3	HBMS
OIC	M 7357	CHALCO NO. 4	HBMS
OIC	M 7358	CHALCO NO. 5	HBMS
OIC	M 7359	CHALCO NO. 6	HBMS
OIC	M 7360	CHALCO NO. 7	HBMS
OIC	M 7361	CHALCO NO. 8	HBMS
OIC	M 7362	CHALCO NO. 9	HBMS
OIC	M 7363	CHALCO NO. 10	HBMS
OIC	M 7364	CHALCO NO. 11	HBMS
OIC	M 7365	CHALCO NO. 12	HBMS
OIC	M 7366	CHALCO NO. 13	HBMS
OIC	M 7370	RAM NO. 204	HBMS
OIC	M 7371	RAM NO. 205	HBMS
OIC	M 7372	RAM NO. 260	HBMS
OIC	M 7373	RAM NO. 268 FR	HBMS
OIC	M 7374	RAM NO. 269 FR	HBMS
OIC	M 7375	RAM NO. 289	HBMS
OIC	M 7376	RAM NO. 290	HBMS
OIC	M 7377	RAM NO. 294	HBMS
OIC	M 7378	RAM NO. 310	HBMS
OIC	M 7380	RAM NO. 311	HBMS
OIC	M 7381	RAM NO. 316	HBMS
OIC	M 7382	RAM NO. 317	HBMS
OIC	M 7383	RAM NO. 626 FR	HBMS

OIC	M 7388	PEG NO. 73	HBMS
OIC	M 7491	CHALCO NO. 14	HBMS
OIC	M 7492	CHALCO NO. 15	HBMS
OIC	M 7493	CHALCO NO. 16	HBMS
OIC	M 7494	CHALCO NO. 17	HBMS
OIC	M 7495	CHALCO NO. 18	HBMS
OIC	M 7496	ASTRA NO. 5	HBMS
OIC	M 7497	ASTRA NO. 6	HBMS
OIC	M 7498	ASTRA NO. 9	HBMS
OIC	M 7499	ASTRA NO. 10	HBMS
OIC	M 7500	ASTRA NO. 23 FR	HBMS
OIC	M 7501	ASTRA NO. 24 FR	HBMS
OIC	M 7502	ASTRA NO. 26	HBMS
OIC	M 7503	ASTRA NO. 28 FR	HBMS
OIC	M 7504	ASTRA NO. 38	HBMS
OIC	M 7505	ASTRA NO. 39	HBMS
OIC	M 7506	ASTRA NO. 40	HBMS
OIC	M 7507	ASTRA NO. 41	HBMS
OIC	M 7508	ASTRA NO. 44 FR	HBMS
OIC	M 7509	ASTRA NO. 45 FR	HBMS
OIC	M 7510	ASTRA NO. 46 FR	HBMS
OIC	M 7511	ASTRA NO. 47 FR	HBMS
OIC	M 7512	ASTRA NO. 48 FR	HBMS
OIC	M 7513	ASTRA NO. 49 FR	HBMS
OIC	M 7514	ASTRA NO. 50 FR	HBMS
OIC	M 7515	ASTRA NO. 51 FR	HBMS
OIC	M 7516	RAM NO. 627 FR	HBMS
OIC	M 7517	RAM NO. 628 FR	HBMS

Technical Report

on
Hudson Bay Mining and Smelting Co., Limited
Mining Assets
Flin Flon Greenstone Belt
Manitoba and Saskatchewan, Canada

for

ONTZINC Corporation
6 Adelaide St E
Toronto, Ontario, Canada


SEC MAIL
PROCESSING
RECEIVED
NOV 2 4 2004
WASH. D.C.
213
SECTION

Report #: 875

A. C. A. Howe International Limited
Toronto, Ontario

Michael Newbury, P.Eng.,
Associate Consulting Engineer

November 5, 2004

TABLE OF CONTENTS

FIGURES

TABLES

APPENDICES

1.0 SUMMARY

1.1 INTRODUCTION

A.C.A. Howe International Limited ("Howe") have completed a technical and economic review of the Life of Mine ("LOM") development plan prepared by Hudson Bay Mining and Smelting Co., Limited ("HBMS") for its assets in Manitoba and Saskatchewan, Canada under a commission from ONTZINC Corporation ("ONTZINC") in connection with the acquisition of HBMS.

This independent technical report has been prepared in compliance with National Instrument 43-101. The report is based on information supplied by HBMS in a Confidential Information Memorandum dated April 2004, detailed back-up material supplied at a data room in Winnipeg, site visits, discussion with the operating management, public information and our knowledge of similar mining operations throughout the world.

Certain excerpts from this technical report will be included in offering documents to be issued by ONTZINC in 2004 in support of several financings.

1.2 RESERVES AND RESOURCES

HBMS reports their reserves and resources internally generally in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves" ("the JORC Code") one of the prevailing standard international classification systems. However, the definitions are amended by the parent company that has SAMREC (South African Mineral Resource Evaluation Code) influence. Howe considers that the reserves and resources as reported to be reliable estimates and has restated the estimate in accordance with Canadian National Instrument 43-101 guidelines- ("NI 43-101"). The NI 43-101 resources within the active mining areas are:

Table 1-1 Howe NI 43-101 Resources, (as of January 1, 2004)

	Tonnes	Au g/t	Ag g/t	Cu %	Zn %
Measured	8,319,556	1.975	26.412	2.21	5.93
Indicated	20,009,282	2.1270	28.466	2.55	5.26
Total Measured and Indicted	28,328,838	2.082	27.862	2.45	5.45
Inferred	3,228,097	1.677	26.546	2.04	5.33

The above resources include the reserves as set out below.

Based on the proposed mining methods with the appropriate dilution and recovery the reserves as stated by Howe in accordance with NI 43-101 within the active mining areas are:

Table 1-2 Howe NI 43-101 Reserves, (as of January 1, 2004)

	Tonnes	Au g/t	Ag g/t	Cu %	Zn %
Proven	5,923,864	1.606	21.246	1.84	5.03
Probable	18,447,536	1.856	24.440	2.23	4.75
Total Proven and Probable	24,371,400	1.795	23.664	2.15	4.81

During 2004 prior to completion of the transaction the operations expect to mine and process 2.499 million tonnes from these reserves.

Howe fully expects that with normal mining practices, resources will be upgraded to reserve status and additional resources will be discovered. These additional resources will likely be down dip or lateral extensions of the existing reserves and resources in the mine plan.

Hudson Bay Exploration and Development ("HBED") has 11 mineral discoveries in the Flin Flon/Snow Lake area that are within trucking distance of the Flin Flon and Snow Lake concentrators. The geological potential of these discoveries is estimated to be approximately 30.0-32.0 million tonnes with grades ranging from 0.2 – 4.0 g/t gold; 13.0 – 34.0 g/t silver; 1.0 – 3.0 % copper and 1.3 – 8.7% zinc per tonne. There has been insufficient exploration to define a mineral resource on these discoveries and it is uncertain if further exploration will result in the discovery of a mineral resource on these properties.

1.3 MINE PLAN

The Howe plan is conservative and reflects a mature mining operation. The closure of some of the mining operations will result in a higher dependence on the 777/Callinan mine and the plan includes an increase in production at that mine. Howe believes that the Life of Mine ("LOM") plan is technically feasible and adequately engineered to reflect the physical characteristics of the ore bodies and mines and processes all of the Howe reserves. The mines are forecast to process an average of 1.9 million tonnes per year. However the actual production declines from a high of 2.5 million in 2004 to 1.35 million in 2011 as ore reserves are exhausted and mines close. In Howe's opinion the dilution that is included in the mine plan appears high based on inspection of the mining operations and is an area where there is potential for reduction and hence cash flow improvement.

1.4 METALLURGICAL

The process flow sheets, and plant operations are adequately designed and operated in an efficient manner consistent with the overall operations of HBMS. They benefit from a significant capital expenditure over the past few years that have upgraded the equipment and process. The concentrators are expected to process all the material from the mines and produce a declining volume of concentrate. The decline in captive production is offset by the purchase of concentrates enabling the metallurgical plants to operate at a constant output. HBMS has copper concentrate supply agreements until 2008. To assure the necessary volumes thereafter HBMS will have to obtain new sources. Zinc concentrates are purchased on the open market.

The HBMS zinc concentrate averages 50.6% zinc with declining production from 216,500 tonnes in 2004 to 112,900 tonnes in 2015. The HBMS copper concentrate averages 23.7% copper and with declining production from 198,300 tonnes in 2006 to 111,500 in 2015. HBMS also produces by-product values of gold, cadmium and silver.

1.5 REFINING

HBMS operates a smelter to process the copper concentrates into anode copper for final refining at the White Pine facility. Production from captive mining operations declines from 54,200 tonnes of copper in 2004 to 32,900 tonnes of copper in 2015. The balance to maintain a consistent annual 85,000 to 90,000 tonnes of copper production is from purchased concentrates.

The zinc plant processes all the zinc concentrates into special high-grade metal of varying dimensions. While metal production is maintained at 115,000 tonnes per year captive production declines from 106,480 tonnes to 57,480 tonnes in 2015 with the balance from purchased concentrates.

1.6 TAILINGS

Tailings management is adequate and provides a multi-staged process to clean the final discharge to acceptable standards. The existing facility is being expanded and will provide adequate volume to store the tailings that will be generated by the LOM plan.

1.7 ENVIRONMENTAL, HEALTH AND SAFETY MANAGEMENT

HBMS is aware of the environmental issues and aspects of its operations; is generally managing them in a manner consistent with industry practice and standards; and, is in material compliance at its operations. Closure concepts have been developed for its various sites and operations, along with order of magnitude cost estimates that have been accepted by the provincial environmental regulators. The HBMS order of magnitude estimates are base upon currently available technology. Howe was instructed by ONTZINC to prepare a worst case scenario closure budget for the HBMS assets in order to provide an estimate that could be used to formulate its bid for the HBMS assets. Howe has made adjustments to the projected HBMS environmental capital costs, estimated by HBMS to be approximately $50 million, for closure and reclamation with an additional $42 million to accommodate Howe's estimate of the required expenditures in a worst case scenario resulting in a total cost of $92 million. The increase is primarily related to higher costs for the decommissioning, restoration, and perpetual care of the Flin Flon tailings management facility. Howe has not taken any salvage value of the decommissioned assets into account in the estimate.

The safety performance at HBMS is measured by a variety of indices and all have improved markedly over the last 10 years. The key Lost Time Accident (LTA) frequency rate per 200,000 hours has fallen from 16.2 in 1994 to approximately 0.7 over the last three years. Injury severity has also dropped from 7,289 in 1994 to 208 in 2003. Safety is a top priority at HBMS and it continues to strive for excellence. HBMS is a safety performance leader in the North American mining industry.

The HBMS operations are certified to ISO 9001:2000 (Product Quality), ISO 14001:1996 (Environmental Management) and has been recommended for registration under SGS OHSAS 18001 (Safety Management) standards.

1.8 INFRASTRUCTURE

No significant issues were noted in Howe's review of the project infrastructure. The operation is well established in a mature community that has access by road, rail and air.

1.9 MINING LICENSE

It is Howe's understanding that all mining licenses and necessary permits for the operation of all the HBMS facilities are in-place and current.

1.10 CAPITAL COSTS

The Howe LOM plan projects a sustaining capital of $345.2 million and Howe considers that the potential for

any significant capital cost overruns is low. This capital includes the additional funds that Howe believes will be required to cover the environmental closure costs and comply with environmental standards.

The mining operations use two categories, sustaining capital and development capital. We have reviewed the expenditures and adjusted the HBMS operating capital and the sustaining capital estimates to more accurately reflect the actual operating cost expenditures. The total increase in operating costs is minimal as there is offset through the reduction in the HBMS capital costs. In general the equipment and operation are in good repair and benefit from substantial upgrade investments made over the past few years. Howe considers the projected capital costs to be realistic and achievable.

1.11 OPERATING COSTS

Howe considers the projected operating costs to be realistic and achievable and generally consistent with historical results. We have reclassified some of the HBMS projected operating capital as sustaining or development capital to more accurately reflect the project's operating expenditures. There is always the potential for cost savings and higher efficiency that in part may be achieved through a reduction in dilution. This would result in less waste being mined and a higher grade. The operating costs vary from mine to mine, however the total direct operating costs including treatment charges, the cost of purchased concentrates, freight and refining is approximately $0.30 (US$0.21) per pound of zinc net of by product revenues. Including all corporate overhead charges, the total cost per pound of zinc net of by product revenues is approximately $0.37 (US$0.26).

1.12 PROJECT ECONOMICS

Howe has prepared cash flow projections based on operational parameters that are discussed in detail elsewhere in this report. The cash flow projections are based on long term metal prices (2006-2017) of zinc at US$0.50 per pound, copper at US$0.90 per pound, gold at US$375.00 per ounce, silver at US$5.00 per ounce and C$/US$ exchange rate of 0.70 as summarised in Table 1.3. Howe is of the opinion that the cash flow projections reasonably reflect current metal and financial market trends.

TABLE 1-3 SUMMARY OF KEY RESULTS OF CASH FLOW PROJECTIONS

Parameter	(C$ amounts in millions)
Total Zinc Produced	3.308 billion lbs
Total Copper Produced	2.513 billion lbs
Ounces of Gold Produced	860,200 oz
Ounces of Silver Produced	18,634,400 oz
Total Tonnes Mined	24,371,800
Average Grade % Cu	2.15
Average Grade % Zn	4.81
Average Grade g/t Au	1.80
Average Grade g/t Ag	23.66
Zinc Revenue	2,370.3
Copper Revenue	3,289.6
Gold Revenue	463.1
Silver Revenue	134.3
Total Operating Costs	4,865.9
Free Cash Flow from Operations (after capital)	1,046.3
Total Capital Costs	345.2
Cash Surplus (after tax and cost of acquisition)	966.5
NPV @ 8% (cash surplus after tax and cost of acquisition)	588.4
NPV @ 10% (cash surplus after tax and cost of acquisition)	531.7
IRR (after acquisition cost $312 million)	25%

The following table illustrates the sensitivity of the project's Net Present Value ("NPV") to metal prices in US$ versus the C$/US$ exchange rate:

NPV @ 8% (millions)

C$/US$ Exchange Rate	Base Case $ 0.70	$ 0.75	$ 0.80	$ 0.85
Base Case Cu $.90/Zn $ .50	**588.4**	370.9	180.5	12.6
Cu $1.00/Zn $ .50	782.3	551.9	350.2	172.3
Cu $1.00/Zn $ .40	587.6	374.1	187.4	22.6
Cu $1.10/Zn $0.40	781.5	555.1	357.1	182.3
Cu $1.10/Zn$0.50	976.3	732.9	519.9	332.0
Current Cu $1.29/Zn$0.47	1,286.3	1023.5	793.5	590.5

The following table illustrates the sensitivity of the project's NPV to variation in copper and zinc metal prices in US$:

NPV @ 8% (millions)	Cu $ 0.75/lb	Cu $ 0.90/lb	Cu $ 1.00/lb	Cu $ 1.10/lb	Cu $ 1.30/lb
Zn $0.40/lb	102.8	393.7	587.6	781.5	1169.3
Zn $ 0.50/lb	297.5	**588.4**	782.3	976.3	1364.1
Zn $ 0.60/lb	492.3	783.2	977.1	1171.0	1558.9
Zn $ 0.70/lb	687.0	977.9	1171.8	1365.8	1753.4

The following table illustrates the sensitivity of the project's NPV to variations in operating and capital cost estimates:

NPV @ 8% (millions)	Cap Costs –10%	Cap Costs –5%	Base Case	Cap Costs +5%	Cap Costs + 10%
Op Costs –10%	906.2	894.5	882.9	871.2	859.5
Op Costs –5%	758.9	747.3	735.6	724.0	712.2
Base Case	611.8	600.0	**588.4**	576.7	565.1
Op Costs + 5%	464.6	452.9	441.2	429.5	417.8
OP Costs + 10%	317.3	305.7	294.0	282.3	270.1

The following table illustrates the project's NPV to variations in discount rate:

Discount Rate	5%	8.0%	10.0%	12.5%
NPV	693.7	**588.4**	532.7	472.5

Achievement of the cash flow as projected by Howe is dependent upon the successful implementation of the improvements included in the Howe LOM plan.

Overall, Howe considers the HBMS project to have minimal significant risks reflecting its maturity as an on going operating facility. Management is experienced with mining projects in northern climates, the mining methods selected (long hole stoping and mechanized cut and fill) are simple and well-suited for the ore bodies, the process flow sheet at each concentrator is simple and based on long-proven technology as is the copper smelter. The new zinc plant is state of the art technology and is relatively complex.

Howe is satisfied that notwithstanding the risks identified and modifications reported herein, the LOM Plan for the project has been based upon sound reasoning and engineering judgment and is achievable within the context of the normal risks associated with underground mining.

1.13 COMMENT ON THE HBMS LOM PLAN

The HBMS LOM plan is based on certain assumptions, which project improvements upon historical performance based on various assumptions. Although Howe finds the assumptions to be reasonable, if these improvements are not realized the projected cash flows may be less than forecast. The following comments summarizes Howe's opinion of the projected assumptions and their likely impact should they not materialize.

- The LOM plan projects increased underground operations over 2004 levels primarily at the 777/Callinan operation to offset the closure of the Kunoto mine.
- Howe considers that the total resources can be increased and recommends that some additional provision be made to allow further development for exploration of the down dip and lateral extensions of existing ore zones.
- Mine management projects certain improvements to operating costs, over and above that historically achieved in 2002. Howe have reviewed the underlying assumptions and appropriately modified the projection to incorporate any increased/reduced tonnages mined and treated.
- There are zones of mineralization not included in the plan that are on nearby exploration properties that provide significant potential for upgrading into resources and reserves that could extend the mine life and reduce the dependence on purchased concentrates. These resources are not included in the LOM plan.
- There are mineral resources that are classified as Inferred Mineral Resources (totalling 3.2 million tonnes) that occur totally within the existing underground mine envelopes. HBMS continually conducts drilling and exploration to upgrade this mineral resource to a category that will allow it to be included in the mine plan. Howe believes that this intensive exploration program is a prudent long-term mine planning approach.
- Howe estimates total environmental liability for the assets to be in the order of $92 million. In addition management believes that with the salvage value of the assets on closing it believes that it has significant assets that will substantially reduce the liability.
- Howe has allowed for a total planned capital expenditure of $345.2 million including sustaining capital, the additional capital development referred to above and the purchase of White Pine refinery.

1.14 RISK ASSESSMENT

1.14.1 Upside Potential

The following issues could have a positive impact on the HBMS operations:

- Improvement in the cash generated by operations from metal prices that are higher than the Howe base case forecast.
- HBMS has mining leases and mineral claims that contain some highly prospective exploration properties outside the existing mine workings. Zones of mineralization have been identified in these areas that have the potential to provide additional resources that could increase the operation's life.
- There is a high potential to discover significant additional reserves at depth below the existing workings, prolonging the project life and potentially improving economics.
- The capital costs include an expenditure of $16.4 million to purchase the White Pine refining facility that would result in lower costs for refining the copper and recovering the gold and silver. These improvements are included in the Howe LOM.
- Lower than anticipated process operating costs and capital savings.
- Improvement in the dilution and recovery of ore in the underground operations.

- Better than planned mill throughput, resulting in increased metal production.

1.14.2 Downside Risks

The following issues have the potential to have an adverse effect on the HBMS Project:

- Lower than forecasted head grade due to increased dilution or mineralization changes resulting in decreased metal production.
- Inability to maintain the conversion of resources to reserves at a reasonable cost as has been achieved in the past.
- Unfavourable tax rulings or changes in political climate could adversely affect profitability.
- The negative impact of the current US$/C$ exchange rate of 1.25 (October 2004) versus the Howe base case at 1.43.
- Increased capital costs for exploration and development of new resources.
- Increased operating costs relating to lower operating efficiency
- Inability to purchase zinc and copper concentrates at a reasonable price.
- Changes to environmental regulations and increased reclamation costs.

1.15 CONCLUSION

HBMS is a mature mining operation with over 75 years of operational history. The current management and operational personnel are recognized as leaders in the Canadian and international mining industry. Howe concludes that the long term mine planning and budget data that forms the underlying basis for this evaluation is of high quality and is unlikely to contain any material errors.

With its high quality ore reserve and resource base and an improving commodity price market, HBMS is forecast to produce significant cash flow going forward. The acquisition of HBMS represents a unique opportunity to acquire a proven mining company with a strong ore reserve and resource base, substantially refurbished operations and an experienced management team. The current proven and probable reserve and the ore body growth potential, particularly at the low cost Trout Lake and 777 mines provides potential to extend the current 13 year mine life. Apart from the extension to known ore bodies, HBMS' dedicated exploration team has a proven record of discovering new ore bodies, being credited with 19 of the 25 mines that HBMS has developed in its 75 year history. HBMS' large land position of 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further exploration that could result in the delineation of additional reserves that could result in a higher output and a longer mine life.

The views expressed by Howe in this technical report have been based on the fundamental assumptions that the current management resources and pro-active management skills and access to adequate capital necessary to achieve the LOM plan projections for the mining assets of HBMS will be available as projected.

Howe has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of HBMS' mining assets. The HBMS LOM plan for the mining assets as provided to Howe has been reviewed in detail for appropriateness, reasonableness, technical feasibility and economic viability. Where material differences were found, they were discussed with ONTZINC and HBMS and adjusted where appropriate. Howe considers that the resulting projections are based upon sound reasoning, engineering judgement and achievable mine plans, within the context of the risks associated with the global mining industry.

2.0 INTRODUCTION

2.1 GENERAL

A.C.A. Howe International Limited ("Howe") was commissioned by ONTZINC Corporation ("ONTZINC") as the Independent Technical Engineer to perform a technical and economic due diligence review of the producing mining areas and the related process plants ("Mining Assets") of Hudson Bay Mining and Smelting Co., Limited ("HBMS"). The Mining Assets are owned and operated by HBMS a wholly owned, private company subsidiary of Anglo American plc. ("Anglo"). The review was to be conducted with particular emphasis on the Life of Mine ("LOM") development plan prepared by HBMS as part of the proposed sale of HBMS by Anglo and financing of the purchase of HBMS by ONTZINC.

Throughout the review process, and as reported herein, Howe has made certain observations and statements which, though not necessarily material to the purpose of the review, may be of assistance to the long term operational effectiveness of the project.

A draft report was provided to ONTZINC in July 2004 (Howe 2004a). The draft report provided parameters upon which ONTZINC determined the financial basis for making an offer to purchase Hudson Bay Mining and Smelting Co., Limited.

ONTZINC was the successful bidder for the acquisition of the HBMS Mining Assets and this technical report, has been prepared in compliance with National Instrument 43-101 ("NI 43-10") and Canadian Institute of Mining Reserve Estimate Best Practice Guidelines 2003 ("CIM Guidelines"), will be used for filing with regulatory authorities and in support of several financings related to the acquisition of the Mining Assets.

2.2 TERMS OF REFERENCE

Howe was retained to prepare a due diligence review of the HBMS Mining Assets and their operations located in Flin Flon, Manitoba. This assessment was to focus on the reasonableness of production forecasts and related economic projections for the HBMS Operations in order to identify any areas that are problematic and provide initial concepts to mitigate the issue and assist ONTZINC and its financial advisor in proceeding with the acquisition of the HBMS Mining Assets. The report was to be prepared according to the guidelines set out in National Instrument 43-101 and Form 43-101F.

Howe's overall mandate was to review the LOM plan prepared by HBMS for the Mining Assets and confirm that it had been based on adequate data and formulated in accordance with sound mining and engineering principles. Howe's mandate is therefore not to re-design any of the elements, but rather to comment on the appropriateness, achievability, risks and opportunities of the design and development plan in the context of the operating history at the operations in Canada. In addition, Howe was to review and if necessary restate the reserves and resources in compliance with NI 43-101 and further if necessary make adjustments to the HBMS LOM. Howe was also mandated to evaluate a worst-case-scenario for the future environmental restoration and closure costs for the HBMS facilities to allow ONTZINC to consider and include these costs in its proposal to acquire the assets.

2.3 SCOPE AND CONDUCT

The scope of work undertaken by Howe involved an assessment of the following aspects of the mining assets of HBMS:

- Geology
- Mineral Resources
- Conversion of Mineral Resources to Mineral Reserves
- Exploration Potential

- Life of Mine Development and Production Plans ("LOM")
- Metallurgy and Processing Plants
- Tailings/Waste Disposal
- Environmental – Including Water Management, Mine Closure and Salvage Value
- Infrastructure
- Capital Expenditures and Operating Costs
- Economic Analysis and Cash Flow Model

2.4 CONSULTANT'S TECHNICAL TEAM MEMBERS AND RESPONSIBILITIES

A review team was drawn from technical personnel from Howe's office in Toronto, Ontario, subcontractors to Howe and ONTZINC's professional staff and consultants. The review team members and their areas of responsibility were as follows:

Project Director/Geologist	Mike Newbury P. Eng. (Associate Consulting Engineer, Howe)
	Peter George (President, ONTZINC, (P.Geo. Ontario)).
Reserves and Resources	Richard Knight (Chief Geologist, Balmat Mine, ONTZINC Employee)
Exploration Potential	Mike Newbury P. Eng. (Associate Consulting Engineer, Howe)
	Richard Knight (Chief Geologist, Balmat Mine, ONTZINC Employee)
Reserves and Resources	Richard Knight (Chief Geologist, Balmat Mine ONTZINC Employee)
	Mike Newbury (Associate Consulting Engineer, Howe)
Process	Ross MacFarlane (Senior Consulting Engineer to ONTZINC)
Environment/Permitting	Gerd Wiatzka (Consulting Engineer, Senes Consultants Limited)
	Wayne Clifton (Consulting Engineer, Clifton Associates)
Economics	Mike Newbury (Associate Consulting Engineer, Howe)

2.5 UNITS OF MEASUREMENT AND CURRENCY

All units of measure are metric unless otherwise noted. All currency is Canadian dollars unless otherwise noted. See Appendix A for units of measure as well as definitions of other abbreviations commonly used in the mining industry.

2.6 SOURCES OF INFORMATION AND SITE VISITS

In summary, this technical report has been based on:

- Inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure at each of the mining assets during June 2004 and September 2004;
- Full access to key mine and head office personnel for discussion and enquiry;
- A review and, where appropriate, modification of HBMS' estimates and classification of Mineral Resources and Mineral Reserves to comply with NI 43-101 and CIM Guidelines. In addition, methodologies applied by HBMS in determining such estimates and classifications were reviewed for each of the operating mines, including check calculations where appropriate;
- A review of, and where appropriate modification of, HBMS's LOM Plans and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable products for the mining assets;
- An examination of documentation made available by HBMS in respect of the Mining Assets in support of the operational planning and in particular the LOM plans and budgets; and
- A review of data pertaining to HBMS's exploration properties, including Mineral Resource estimations and classifications, with the objective to assess the exploration potential of the exploration assets.

Howe has reviewed the audited Mineral Resource and Mineral Reserve statements prepared by HBMS' Qualified Person's reports, HBMS' LOM plans, and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves.

A well-catalogued data room containing comprehensive information and documentation was made available to Howe prior to, during and subsequent to the site visit (See Appendix C). A site visit to the HBMS operations was made in mid-June 2004 and again in late September 2004. Howe representatives interviewed project personnel and examined the geology, mineralization, resources, data quality, exploration potential, infrastructure, terrain, environmental, metallurgical and access to the Property.

Howe did not conduct a review of mineral title and ownership and no opinion will be expressed by Howe on this subject. ONTZINC's legal counsel, Cassels Brock LLP, did carry out a thorough review of the title to the Mining Assets and found no material problems with title to the assets.

3.0 DISCLAIMER

Howe has taken the data and documentation provided by HBMS and its advisors in good faith and has checked this for adequacy and appropriateness. Howe has verified the treatment and interpretation of this data but has not evaluated the source data itself in detail. No warranties regarding the source data provided by others can therefore be given.

In preparing this report, Howe reviewed mining plans, geological reports and maps, miscellaneous technical papers, company letters and memoranda, and other public and private information as listed in the "Sources of Information" section at the conclusion of this report. Howe has assumed that all of the information and technical documents reviewed and listed in the "Sources of Information" are accurate and complete in all material aspects. While Howe carefully reviewed all of this information, Howe has not conducted an independent investigation to verify its accuracy and completeness. Howe has only reviewed the land tenure in a preliminary fashion, and has not independently verified the legal status or ownership of the Property or the underlying agreements.

Mr. Newbury and the other Howe and ONTZINC personnel made numerous site visits to Winnipeg and Flin Flon during the June to September 2004 period as noted in certificates in Section 15. Howe carried out discussions with ONTZINC and HBMS management and technical personnel and was provided full and open access to all available information relating to the projects.

HBMS has warranted to ONTZINC that a full disclosure of all material information in its possession or control has been made to ONTZINC and Howe. In addition, HBMS provided full disclosure of all reserve, resource, and operational data for the projects. ONTZINC has agreed that neither it nor its associates will make any claim against Howe to recover any loss or damage suffered as a result of Howe's reliance upon ONTZINC and HBMS. ONTZINC has also indemnified Howe against any claim arising out of the assignment to prepare this report, except where the claim arises as a result of any proved willful misconduct or negligence on the part of Howe. This indemnity is also applied to any consequential extension of work through queries, questions, public hearings or additional work required arising out of the engagement.

ONTZINC and HBMS have reviewed draft copies of the report for factual errors. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION

The HBMS assets are located in northern Manitoba and Saskatchewan, Canada (See Figure 4-1 and 4-2).


HUDSON
BAY
MANITOBA
ALBERTA
Trout Lake Mine
Chisel North Zinc Mine
and Snow Lake Ore
Concentrator
777 Mine
Flin FlonCopper
Smelter and Zinc Plant,
Ore Concentrator,
CallinanMine
KonutdLake Copper Mine
(Saskatchewan Property)
SASKATCHEWAN
ONTARIO
UNITED STATES

FIGURE 4-1
LOCATION MAP

4.2 MINING CLAIMS, MINING LEASES, AND SURFACE RIGHTS

HBMS controls approximately 277,900 hectares of mining lands in the Flin Flon district, comprised of 1,313 patented mineral claims (244,000 hectares) and 897 mineral leases (34,900 hectares).

The Flin Flon area is approximately 750km north of the provincial capital Winnipeg and is accessible by road, rail, and air. The holdings are centred in an area at 56.5 N and 99 W.

Based on the information supplied by HBMS and its legal advisor all of the claims and mineral leases are in good standing free of encumbrances.

A list of the land holdings that includes all the current operating assets is in Appendix C. The list is based on material supplied by HBMS and its legal counsel, to confirm the holdings. The location of the lands are shown on Figure 4-2.

SASKATCHEWAN
MANITOBA
FLIN FLON
SNOW LAKE

HBM&S / H.B.E.D.
PROPERTY HOLDINGS COMPILATION MAP
FLIN FLON - SNOW LAKE AREA

PLATE 2

0 20 40 60 KM

PROPERTY LEGEND
H.B.M.&S. / H.B.E.D. MINERAL LEASES
H.B.E.D. 100 % PROPERTY & PERMITS
H.B.E.D. MINERAL EXPLORATION LICENSE

FIGURE 4.2
MINING CLAIM AND LEASE LOCATION MAP

4.3 MINING AND PROCESSING ASSETS

Anglo holds a 100% interest in HBMS through 152640 Canada Inc, a wholly owned private Canadian company.


Trout Lake Mine
777/Callinan Mine
Konuto Mine
Chisel North Mine
Flin Flon Concentrator
Snow Lake Concentrator
Copper Concentrate
Zinc Concentrate
Flin Flon Smelter
Purchased Concentrate
Flin Flon Zinc Plant
Zochem Zinc Oxide
(1) Zinc mine

FIGURE 4.3
CURRENT OPERATING ASSETS OF HBMS

5.0 ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE AND PHYSIOGRAPHY

5.1 ACCESSIBILITY

The Flin Flon area is accessible by road, rail and air from southern Manitoba and Saskatchewan. Access to outlying exploration properties in the district varies from road access to charter aircraft in summer and road, snowmobile or charter aircraft in winter.

5.2 LOCAL RESOURCES

The town of Flin Flon has a population of approximately 7,000 people and the HBMS operation is the largest employer in the area. The presence of HBMS also provides the basis for secondary support and supply businesses in the area. The municipal, regional, and provincial government activities in the area also provide significant employment. There are also tourist camps and lumber operations in the district.

5.3 INFRASTRUCTURE

Flin Flon is a provincial regional government centre and the town is a major support centre for smaller communities in northwestern Manitoba as well as native communities. There is a regional hospital in Flin Flon and a newly built shopping centre, as well as all of the infrastructure required to support the local town. All of the infrastructure to support the large integrated mining operations of HBMS are in place and provide the basis for supporting other mining operations in the district.

5.4 CLIMATE, PHYSIOGRAPHY, FLORA AND FAUNA

This ecoregion is known as the Churchill River Upland. The following narrative is taken from the Environment Canada website (www.ec.gc.ca/soer-ree/English/Framework/Nardesc/default.cfm). The ecoregion is located along the southern edge of the Precambrian Shield in north-central Saskatchewan and Manitoba. It is marked by cool summers and very cold winters. The mean annual temperature is approximately -2.5°C. The mean summer temperature is 12.5°C and the mean winter temperature is -18.5°C. The mean annual precipitation ranges 400-500 mm. This ecoregion is classified as having a subhumid high boreal ecoclimate. It forms part of the continuous coniferous boreal forest that extends from northwestern Ontario to Great Slave Lake in the southern Northwest Territories. The predominant vegetation consists of closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and a ground cover of mosses and lichens. Black spruce is the climatic climax species. Depending on drainage, surficial material and local climate, trembling aspen, white birch, white spruce, and to a lesser extent balsam fir, occupy significant areas, especially in the eastern section. Bedrock exposures have fewer trees and are covered with lichens. Closed to open stands of stunted black spruce with ericaceous shrubs and a ground cover of sphagnum moss dominate poorly drained peat-filled depressions. Permafrost is distributed throughout the ecoregion, but is only widespread in organic deposits. Although local relief rarely exceeds 25 m, ridged to hummocky, massive Archean rocks form steeply sloping uplands and lowlands. Small to large lakes, comprising 30-40% of the ecoregion drain northeastward via the Churchill, Nelson and Seal river systems. In the western part of the ecoregion, uplands are covered with discontinuous sandy acidic tills, whereas extensive thin clayey lacustrine deposits, and locally prominent, sandy fluvioglacial uplands, are common in the eastern section. Exposed bedrock occurs throughout the ecoregion and is locally prominent. Dystric and Eutric Brunisols are associated with sandy uplands, whereas Gray Luvisols occur on clayey lacustrine uplands and loamy to silty fluvioglacial deposits. On level and in depressional areas, Gleysolic soils are associated with clayey sediments, whereas Mesisols and Organic Cryosols are associated with shallow to deep peatlands. A pulpwood and dimension lumber industry operates to a limited extent in the southern part of the ecoregion. Wildlife includes barren-ground caribou, moose, black bear, lynx, wolf, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, gray jay, hawk owl, and waterfowl, including ducks and geese. Trapping, hunting, fishing, and tourism are the dominant uses of land in this region. The major communities include Flin Flon and La Ronge. The population of the ecoregion is approximately 28,000.

6.0 PROJECT HISTORY

6.1 PERIOD PRIOR TO 1995

HBMS has a 75-year operational history in the Flin Flon greenstone belt of northern Manitoba and Saskatchewan.

Prospectors discovered the Flin Flon district in 1914 and production was initiated by HBMS in the district in the late 1920's. The Flin Flon mine, which accounts for 40% of production in the district, was put into production in 1930. Since 1930, HBMS has brought into production 25 ore bodies in Manitoba and Saskatchewan, 19 of which were discovered by HBMS. To date approximately 155 million tonnes of ore have been mined and processed through the Flin Flon Smelter complex. Four mines are currently operating as well as the concentrator facility at Snow Lake and the main concentrator and smelter facility at Flin Flon.

6.2 PERIOD 1995 TO 2004, AND THE 777 CAPITAL PROJECT

A strategic review in the mid-1990's by HBMS management found that the company was in decline, with reducing reserves, lower grades, rising costs, and a deteriorating safety record. At that time it was concluded that HBMS had less than a 10-year mine life with closure planned for 2005.

From the results of the strategic review, it was concluded that HBMS should continue with intensive exploration until 1999, the latest time an ore body could be developed for production before closure in 2005. With a limited budget, the exploration team focused on the area adjacent to the Callinan Mine, where exploration drilling had encountered significant intersections as early as 1993. On completion of the drilling program in 1997, it became evident that a major new discovery had been made, the '777' ore body, which had potential to extend the operation's life by another 12 to 16 years. However, while this discovery was promising, a number of critical factors would need to be addressed before HBMS' future could be assured. As part of any new project, HBMS would be required to demonstrate that it could reduce its cost profile and rationalize its work force while maintaining sound industrial relations and show a systematic improvement in safety performance. Similarly, any projects contemplated would need to address outstanding environmental issues.

Recognizing the threat of closure, HBMS management and employees looked to overcome these obstacles within the relatively short period of time available. By 1999 HBMS had transformed results and positive trends began to emerge on the back of a more performance-oriented culture. HBMS had significantly lowered its overall unit operating cost, dramatically improved safety performance and created a "can do" working environment. The commitment of the employees to the future of HBMS was reinforced by their approval of a unique collective bargaining agreement "Amending Agreement" which eliminated the possibility of a strike or a lockout up to 2012 should HBMS proceed with the development of the "The 777 Project. This created the basis for the approval of "The '777' Project", which would ensure sustained profitability over an extended life of mine, with enhanced environmental standards and operating conditions.

The aim of the 777 Project was to transform HBMS into a profitable, safe and cost efficient business, with an operation life through to 2016. In total the group of projects called for a capital expenditure of $426.6 million over a six-year period. By early 2004, this project was completed on schedule and on budget. The 777 Project consisted of discrete sub-projects:

- Construction and development of the 777 Mine in Flin Flon
- Construction and development of the Chisel North Mine in Snow Lake
- 15% expansion of the Flin Flon Zinc Plant and construction of a new cellhouse
- Expansion of the Flin Flon Concentrator by 20% to 2.18 million tonnes per year
- Reduction of Smelter spill (fugitive) gas by 90% at ground level
- Improvements to plant infrastructure in Flin Flon

The completion of the 777 Project has resulted in an improved mine/mill margin through substantial reduction in operating costs and higher grade of ore from the 777/Callinan Mine. There has been a substantial

improvement in productivity in part as a result of a reduction in the work force.

HBMS has a strong commitment to Safety, Health and Environment performance. Notable achievements included no lost time accidents during 2003 in the surface operations, Zinc Plant and Flin Flon concentrator and a record 995 days on the 777/Callinan Mine project without a lost time accident. The statistics include all HBMS employees as well as contractors who worked on the projects.

The substantial shift in HBMS performance transformed HBMS' prospects from a scheduled closure in 2005 to a business with sustainable operations combined with a major capital expenditure program and a solid business plan to 2017.

6.3 CURRENT STATUS

6.3.1 Overview

Hudson Bay Mining and Smelting Co. Limited ("HBMS") is a company incorporated in Canada and is wholly owned by Anglo American plc of South Africa. Its main business is the mining of ore and the extraction of copper, zinc, gold and silver from mining assets located in northern Manitoba and adjacent Saskatchewan. The operations consist of a fully integrated combination of mines and metallurgical facilities:

- Mining
  - Trout Lake Mine
  - 777/Callinan Mine
  - Konuto Mine
  - Chisel North Mine
- Concentration
  - Flin Flon Concentrator
  - Snow Lake Concentrator
- Flin Flon Metallurgical Facilities
  - Copper Smelter
  - Zinc Plant
- Surface Support Facilities

6.3.2 Sale of the HBMS Assets by Anglo American plc

In March 2004 Anglo, through its agent RBC Capital Markets ("RBC") of Toronto, offered as an acquisition opportunity the assets of Hudson Bay Mining and Smelting Co., Limited. Upon receipt of the Confidentiality Agreement interested parties were provided with a Confidential Information Memorandum ("the HBMS CIM").

By May 6, 2004, based on their review of the HBMS CIM, interested parties were asked to submit non-binding proposals. The proposals would be used to determine which interested parties, if any, would be invited by RBC and Anglo to continue to participate. The proposal was to reflect the best and most attractive basis upon which the party would make a binding acquisition proposal, including the cash payment that the party would be prepared to make.

Interested parties who were selected to continue in the transaction process, based on their non-binding proposals, were provided with, or given access to, additional information and documentation concerning HBMS, meetings with management, and opportunities to visit an extensive data room in Winnipeg and site visits to the Flin Flon area facilities.

Final binding offers were required to be submitted by interested parties by July 8, 2004. The offer closing date

was subsequently extended to July 22, 2004.

ONTZINC participated in the bid process and on September 17, 2004 was verbally advised by Anglo and RBC that it was the successful bidder. Ongoing negotiations culminated in signing of a formal Sales and Purchase Agreement on October 7, 2004 and a Press Release was issued by each of Anglo and ONTZINC announcing the agreement.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The Canadian Shield is one of the world's largest exposed areas of Precambrian rocks in the world. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain ("greenstone belts") of Archean (3.2 to 2.6 billion years old) age such as the Abitibi, Uchi, and Yellowknife greenstone belts and Proterozoic (1.88 to 1.92 billion years old) age such as the Flin Flon, and Lynn Lake greenstone belts.

These Precambrian greenstone belts of Canada and similar greenstone belts elsewhere in the world have been prolific base and precious metal producers during the past 100 years. These Precambrian greenstone belts are also known for the occurrence of some of the "giant" base metal ore bodies of the world, such as Kidd Creek Mine (Timmins, Ontario), Noranda Mine (Noranda, Quebec) and the Flin Flon/777/Callinan Mine Complex (HBMS, Flin Flon, Manitoba).


103°
102°
101°
100°
99°
55°
54°
Sahli granite
SOUTHERN KISSEYNEW DOMAIN
CENTRAL KISSEYNEW DOMAIN
FLIN FLON
ASSEMBLAGE
HANSON
LAKE
BLOCK
WEST AMISK
ASSEMBLAGE
ELBOW-ATHAPAP
ASSEMBLAGE
SNOW LAKE
ASSEMBLAGE
GLENNIE
DOMAIN
STANBERNOR
FAULT
ZONE
AMISK LAKE
DOMAIN
CUMBERLAND
DOMAIN
NAMEW
GNEISS
COMPLEX
CORMORANT
BATHOLITH
CLEARWATER
DOMAIN
EASTERN
KISSEYNEW
DOMAIN
SUPERIOR
BOUNDARY
ZONE
50 km

FIGURE 7.1

REGIONAL GEOLOGY MAP

7.2 LOCAL GEOLOGY

The ore bodies of the Flin Flon Greenstone Belt in northern Manitoba and Saskatchewan occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are precious metal rich copper-zinc volcanic massive sulphide (VMS) type hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. On the western side of the camp, near Flin Flon, the oldest and largest ore bodies such as the Flin Flon, 777 and Trout Lake ore bodies occur. Approximately 215 kilometres to the east, near the community of Snow Lake, significant VMS deposits occur such as Chisel North, Photo Lake, Stall and Anderson ore bodies.

The oldest rocks in the Flin Flon Greenstone belt consist of mafic volcanic-dominated flows and subordinate pyroclastics deposited in a juvenile island-arc tholeiitic setting. These volcanics have been collectively described as the Amisk Group. Locally, the subaqueous-dominated Amisk volcanics have been observed to abut ancient slivers of Archean intrusive rocks brought to the present surface by a prolonged process of folding and/or faulting.

The felsic volcanic rocks typically form less than 10% of the Amisk Group, they consist of the Louis, Hidden and Flin Flon formations where the latter is associated with the largest Zn-Cu VMS deposits in the belt. This relationship is most apparent for the large, rhyolite-hosted, Zn-dominated deposits (i.e., the Flin Flon, 777/Callinan, Trout Lake and Schist Lake ore bodies) that are clustered around the Flin Flon volcanic centre. As in the Snow Lake portion of the belt, there seems to be ample evidence that large, subvolcanic felsic intrusions have operated as geothermal heat engines that have driven the large-scale convective cells that have ultimately used superheated, chlorine-rich seawater to strip, then discharge base metals on the seafloor.

Three major periods of deformation have affected the Missi sedimentary and Amisk volcanic group rocks in the Flin Flon area. Only the major isoclinal folds associated with the second event have had any dramatic impact on the sediments and volcanics. Excellent stratigraphic top indicators and mineralogical zoning of the VMS deposits confirm these fold repetitions.

VMS deposits in the area range in size from 100,000 tonnes to the giant +100 million tonne Flin Flon/777/Callinan ore deposit. Several tools have contributed to a greatly increased rate of base metal deposit discoveries since 1950 including the adoption of the horizontal-loop electromagnetic equipment and by the volcanogenic massive sulphide exhalative models that became widely used in the late 1960's. In recent years the use of high-powered, sophisticated airborne geophysical systems methods, including Anglo's Spectrem airborne system, have yielded successes.


Cu-Zn MINES
B - Birch Lake
C - Callinan
Ce - Centennial
Co - Coronation
Cu - Cuprus
D - DonJon
F - Flin Flon
Fl - Flexar
K - Konuto
M - Mandy
N - North Star
P - Pine Bay
S - Schist Lake
T - Trout Lake
W - Westarm
WL - White Lake
T - Triple 7
Bear Lake block
Scotty L. block
Flin Flon
1866 Ma
1850 Ma
1838 Ma
1858 Ma
1847 Ma
1856 Ma
Amisk Lake
Phanerozoic cover
Phanerozoic cover
102°15' W
54°30' N
10 km
Sask. Man.


PRE-ACCRETION ASSEMBLAGES (1.92-1.88 Ga)
JUVENILE ARC
1.90-1.88 Ga
major mafic-felsic tholeiitic intrusives
calc-alkaline volcanics
arc rift basalt
tholeiitic, mafic-felsic volcanics
OCEAN FLOOR (BACK-ARC) 1.90 Ga
layered mafic-ultramafic complex
N-type MORB / E-type MORB
OCEANIC PLATEAU
tholeiitic basalt (age unknown)
'EVOLVED ARC'
felsic plutonic rocks (~1.920-1.903 Ga)
ARCHEAN SLICES
granitic rocks (~2.5 Ga)
POST-ACCRETION ROCKS (1.87-1.84 Ga)
BASINS
Missi Group sandstone, conglomerate
Schist-Wekusko suite greywacke, mafic sills
INTRUSIVE ROCKS
felsic
intermediate-mafic

FIGURE 7.2

LOCAL GEOLOGY

7.3 PROPERTY GEOLOGY

The following section provides a brief review of the geology and mineralization of 4 mines that are currently operated by HBMS in the Flin Flon – Snow Lake area of northern Manitoba and Saskatchewan.

These four deposits provide a reasonable overview of the base metal deposit types that have been mined to date in the area and form the basis for the exploration models used by HBMS for future exploration in the district.

7.3.1 Trout Lake Mine

The Trout Lake Mine is located beneath Trout Lake, approximately 6km northeast of the Flin Flon complex. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in the zinc plant and copper smelter.

7.3.1.1History

The Trout Lake Mine was discovered by Granges Exploration in the 1970's and was subsequently acquired by HBMS. The mine was discovered as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies.

7.3.1.2 Geology and Mineralization

The Trout Lake orebody sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is 8 metres. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers

7.3.2 777/Callinan Mine

The 777/Callinan Mine complex is situated approximately 1 km north of Flin Flon. The complex consists of three shafts, North Main was abandoned in 2000, South main is being used for emergency egress only and the new 777 Main Shaft is currently the primary access. The mine contains 68.6% of HBMS's reserves and 65.2% of the resources.

The 777 and Callinan orebodies are part of the Flin Flon deposit cluster of base metal ore bodies that occur in the immediate vicinity of and beneath the Flin Flon Concentrator, Zinc Plant and Copper Smelter.

7.3.2.1 History

The Flin Flon mine was discovered in 1915. Production commenced in 1928 and ceased in 1992. The Callinan ore body was discovered in 1984 approximately 2 km north of the original Flin Flon open pit. Callinan production commenced in 1989 and it is presently operating and is currently being serviced by the new 777 Mine production shaft.

The presence of the 777 ore body was first indicated in 1993 by an underground exploration hole that intersected the mineralization at a depth of 1000 metres below surface. In 1995 funding was made available to delineate the ore body by drilling and following approval of the 777 Capital Project in 1998 (See Section 6.2) development of the 777 Mine was initiated and full production at 1 million tonnes per year was achieved in early 2004.

Total production to date from the Flin Flon/777/Callinan ore bodies has been approximately 85.5 million tonnes grading 2.5 g/t Au, 38.2 g/t Ag, 2.2% Cu, and 4.3% Zn. Current proven and probable reserves in the 777/Callinan area are approximately 17.7 million tonnes grading 2.1 g/t Ag, 25.7 g/t Au, 2.5% Cu, and 4.2% Zn. The 777/Callinan area is open at depth.

7.3.2.2 Geology and Mineralization

The Flin Flon Mine Horizon, within which occur all of the Flin Flon, 777 and Callinan ore bodies, is comprised of a sequence of volcanic flow and volcaniclastic rocks that are dominantly basaltic in nature. In the mine area the Mine Horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees true and dips 50 to 60 degrees to the east.

7.3.3 Konuto Lake Mine

The Konuto Lake mine is situated approximately 24 km southwest of Flin Flon in Saskatchewan.

7.3.3.1 History

The Konuto Lake ore body was discovered by an airborne geophysical survey in 1994 with follow-up diamond drilling taking place the same year. The Konuto project capital development and construction started in 1997 and production began in 1999. In 2001 a parallel, wide lens was discovered and is currently being mined. The mine produces approximately 300,000 ore tonnes per annum from near vertical multiple lenses between 40m and 465m depths. Initial mining was by cut and fill using unconsolidated waste rockfill and since 2003 includes longhole open stoping.

7.3.3.2 Geology and Mineralization

The deposit consists of volcanic hosted massive sulphides overlain by barren basalt volcanic flows. Chalcopyrite and minor sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The horizon which hosts the deposit has been repeated by north trending isoclinal folding and is likely the same horizon that hosted the Birch-Flexar ore bodies two kilometres east of the Konuto deposit.

7.3.4 Chisel North Mine

The Chisel North Mine is 10 km west of the Snow Lake concentrator and about 6 km south of the town of Snow Lake. The mine is approximately 215 km east of Flin Flon.

7.3.4.1 History

In 1986, an exploration program was initiated to systematically explore the Chisel basin and in 1987 the Chisel North #1 lens was intersected. Further drilling through 1990 discovered and outlined the #2 and #4 lenses. Additional drilling in 1993 and 1994 was followed by 15 holes in 1997 to suitably define the ore body for a feasibility study. A total of 77,632m in 130 holes and wedges were drilled by 1998.

7.3.4.2 Geology and Mineralization

The deposit consists of massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400m and 650m depths in four stacked zinc rich sulphide lenses. The average thickness of Lens #1 is 10m, Lens #2 is 4.5m, Lens #3 is 7.7m, and Lens #4 is 5m. The lenses dip between 6 and 33 degrees.

7.4 DEPOSIT MODEL

VMS deposits belong to a large class of concordant massive sulphide deposits formed by the submarine discharge of hydrothermal solutions onto the seafloor in an active volcanic environment. The following description of the model is based on Lydon (1988a, b).

VMS deposits are synvolcanic accumulations of sulphide minerals in geological domains dominated by submarine volcanic rocks. The deposits are composed of iron sulphides (pyrite and pyrrhotite dominant) with subordinate amounts of chalcopyrite, sphalerite and galena. Typically a deposit consists of a stratiform lens of massive sulphide containing the bulk of the mineralization and a discordant zone of stockwork type sulphide mineralization within hydrothermally altered rocks of the stratigraphic footwall of the deposit.

The deposits are not confined to a single plate tectonic environment, to a particular petrochemical type of volcanism, or to any particular geological time span. They are not essential products of submarine volcanism, but are the result of special hydrologic, geothermal, and topographic conditions of the ocean floor.

The typical economic deposit may consist of several individual sulphide lenses or stockwork zones that contain 1 to 10 million tonnes of ore with average grades of 2 to 10% copper plus lead and zinc. The largest deposits contain in excess of 100 million tonnes of ore. Deposits tend to occur in clusters and within each cluster, individual deposits tend to occur within a single stratigraphic interval.

Characteristically, VMS deposits show a pronounced zonation of ore, gangue and hydrothermal alteration minerals outwards and upwards from the core of stockwork ore and the base of the massive sulphide lens. VMS deposits are best classified into just two major groups, copper-zinc type and zinc-lead-copper type, respectively, which reflects the associations of major ore metals and other geological characteristics.

The discovery of sulphide mound-chimney deposits on the modern ocean floor has not only provided corroboration of the hydrothermal exhalative model for the genesis of VMS deposits, but has also provided new impetus and opportunity to achieve an understanding of the ore-forming processes. Perhaps the major conclusion that emanates from the observations and calculations of the last decades is that it is perhaps a mistake to look for one genetic model to explain all VMS deposits. From observations on modern deposits alone, it is apparent that sulphides accumulate from buoyant plumes as well as dense brines; they can form on volcanic or sedimentary substrates, and they can occur in the topographic lows of rift structures or the topographic highs of seamounts. There are therefore few simple "rules of thumb" that are widely applicable for the prognostication of undiscovered VMS deposits. The most important factor in such prognostication is the understanding of the fundamental processes involved in the genesis of VMS deposits, and it is only this knowledge that will allow a prediction of how these processes will express themselves in a particular geological environment.

8.0 RESOURCE, RESERVES AND EXPLORATION POTENTIAL

8.1 HBMS RESOURCES

The following sets out the HBMS resource methodology and is based on a detailed information contained in the January 2004 "HBMS RESERVE & RESOURCE REPORT AS AT JANUARY 1, 2004" and discussions with HBMS personnel responsible for the estimate.

Only producing properties are included in the HBMS reserve and resource base. There are however, exploration properties (See Section 8.4) that have considerable drilling and sampling that have significant geological potential. In total this exploration work by HBED has delineated approximately 30 million tonnes. It is anticipated that further exploration and development will result in a significant portion of this resource being upgraded to a reserve and then mined.

8.1.1 Overview of HBMS Resource Methodology

The geological resource, consisting of measured, indicated and inferred resources, is prepared by the mine site-geologists from drill-core and development information such as drifting and raising on ore with comprehensive channel sampling, and information available from the mining of adjacent reserve blocks.

HBMS uses the resource definitions that are generally based on the JORC Code with modification as suggested by the parent Company. HBMS is not a public company in Canada and therefore does not report its reserves and resources in accordance with NI 43-101. The JORC code and the NI 43-101 definitions are basically identical (See comparison in Table 8-1).

HBMS policy attaches stringent requirements to the measured resource definition whereby a measured resource must be confirmed by underground excavation within the stoping block and there must be a mining plan in place.

All sampling is undertaken with respect to mineralization and lithologies. Ore boundaries are determined on a lithological basis. A number of different ore-types have been identified in each of the mines and each ore-type has a characteristic relationship between metal assays and specific gravity. This relationship has been physically determined and is periodically checked. Samples are composited into drill-hole intersections on a weighted average basis with a specific gravity assigned on the basis of the assays.

All of the resource estimation utilizes sophisticated 3D modelling software with capability for extensive statistical manipulation of the data. Kriging and variography are routinely utilized in resource estimation.

Upon completion, the mineral resource estimates, termed by HBMS "the geological resources", are supplied to the mine-site engineers who apply dilution based on assumptions relating to mining method to be used, and create what HBMS terms "the mining resource". Mining recoveries are developed or estimated from historical data and applied to all of the mining resources. The mine-site engineers and central engineering then apply economic parameters to all resources to create a "mineable reserve and resource". Any resource that does not meet economic criteria is classified as a "non-economic resource". The economic criteria are developed from life-of-mine analyses based on 2004 budgets prepared in Fall 2003. Resource blocks that may not be recoverable due to inefficiencies in the mining process are identified as "unrecoverable resources" and removed from the resource database. The economic resource is termed by HBMS "the mining resource". The mining resource forms the basis for the ongoing reserve estimates (See Section 8.2).

As discussed further in Section 8.3, Howe is of the opinion that HBMS is utilizing higher confidence limits for all of their resource and reserve categories than are implied by the JORC and NI 43-101 definitions and the CIM Guidelines. The proven category in the HBMS reserves and by inference the measured category of the HBMS resources are, by HBMS definition, at a very high level of confidence as they are based on detailed

stope planning and a prepared mining plan. This level of confidence exceeds confidence implied for proven and measured of JORC and NI 43-101. Reference to the CIM Guidelines, page 6, item 9 on reconciliation of NI 43-101 resource and reserve estimates with actual production, states that "since mineral resource and mineral reserve estimation is based upon much wider spaced sampling than that used for actual production, reconciliation may identify significant disparity between estimates and production". The CIM Guidelines are a codicil to the NI 43-101 regulations and therefore Howe is of the opinion that the Proven plus Probable Reserves and Measured plus Indicated Resources of HBMS are equivalent to the Proven and Measured categories respectively of NI 43-101. However, a substantial portion of the Inferred Resources in the HBMS resource estimates can be re-categorised as Indicated Resources in view of the information and the level of confidence in the estimate. HBMS states in their description of their resource and reserve protocol that inferred resources usually surround or are extensions of more confidently defined proven and probable reserves, and are, resources that are indicated by drilling but are just beyond the existing mine workings.

The Mineral Resources in this report have been re-classified from the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (the JORC Code) to NI 43-101 standards. The definitions of the three Mineral Resource classifications, Measured, Indicated and Inferred, according to JORC (September 1999) and to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000), are compared in the Table 8-1 .

8.1.2 Sampling Methods and Approach

The mining operations have detailed procedures for sampling the mineralization as operations proceed. All exploration and delineation drill core is logged, split and sent for assay. In addition the concentrators collect head samples to provide a check on the ore grade.

All sampling is conducted by a grade control geologist who is also responsible for logging core, geological mapping of the drifts and grade control.

8.1.3 Sample Preparation, Analysis, and Security

Sample preparation is done at each mine site for delivery to the central Flin Flon analytical laboratory. All sampling is under the supervision of a geologist. The laboratory is operated by qualified staff and technicians. The equipment is state of the art and operated in an efficient manner.

To provide a check on laboratory reproducibility, the site geologists routinely resubmit duplicate samples from rejects that have been returned by the laboratory. In addition the laboratory routinely submits samples for independent analysis to check its accuracy.

8.1.4 Data Verification

HBMS has its own laboratory facility that conducts all of the analytical work for the mines, concentrators, smelters and refineries. The operation has up-to-date equipment and an experienced staff that conducts its own QAQC program. This program includes analysis of daily blanks and standards, and sends a duplicate of every 50th sample to an external third-party laboratory for check analysis. The program follows standard guidelines and is an appropriate QAQC program.

In Howe's opinion the entire sampling and analytical process at HBMS is conducted according to acceptable industry standards and includes adequate checks and balances to assure that all work is of the highest quality.

TABLE 8 - 1

COMPARISON OF NI 43-101 AND JORC RESOURCE DEFINITIONS

NI 43-101 (August 2000)	The JORC Code (1999)
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.	An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.	An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.	A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

8.1.5 Resource Estimation

8.1.5.1 Geological Assumptions

All sampling is undertaken with respect to mineralization and lithologies. Ore boundaries are determined on a lithological basis. Samples are composited into drill-hole intersections on a weighted average basis with a specific gravity assigned on the basis of the assays.

To quickly eliminate from the resource calculations, intersections that will never translate into a reserve, an

indicator value of 1 or 0 is assigned to each intersection as a preliminary indication of its economic value. The value of the intersection is calculated based on the total value of the contained metal in the intersection based on current-year budget metal prices expressed in dollars per tonne. The threshold value is taken as an amount that is representative of some aspects of the current-year mining costs.

A number of different ore-types have been identified in each of the mines and each ore-type has a characteristic relationship between metal assays and specific gravity. This relationship has been physically determined and is periodically checked.

8.1.5.2 Variography

HBMS conducts extensive indicator variograms from the drill and wall samples globally. This information is used in classical statistics and probability plots to assess any patterns. High values are not cut but assigned a smaller sphere of influence that is dependent on the clustering of the high-grade values. Block estimates are made using ordinary kriging with three evaluations using smaller search patterns (90m, 60m and 40m) with between 3 and 6 data points required. This is a very conservative approach that may exclude zones of resource material that may be mined.

8.1.6 Resource Estimates

Resources and reserves for HBMS are evaluated by Competent Persons and are compliant with JORC code. The estimates are reconciled with prior years and ongoing production and the technical personnel at the parent Company Anglo review the calculation methodology. The estimation is conducted annually using a twelve-stage process that incorporates a conservative approach. The estimate extends for very limited distances beyond the existing drilling or mine developments. The resources do not include any exploration mineralization outside of the immediate producing mine areas. The HBMS resources as of January 1, 2004.

TABLE 8-2 HBMS RESOURCES (as of January1, 2004)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Measured	8,319,556	1.975	26.411	2.212	5.930
Indicated	13,701,614	2.140	26.418	2.613	4.928
Total Measured + Indicated	22,021,170	2.078	26.415	2.462	5.307
Inferred	9,535,764	1.956	30.758	2.281	5.750

8.2 HBMS RESERVES

The following sets out the HBMS reserve methodology and is based on detailed information contained in the January 2004 "HBMS RESERVE & RESOURCE REPORT AS AT JANUARY 1, 2004" and discussions with HBMS personnel responsible for the estimate.

Only producing properties are included in the HBMS reserve and resource base. Resources and reserves for HBMS are evaluated by Competent Persons and are compliant with JORC code. The estimates are reconciled with prior years and ongoing production and the technical personnel at the parent Company Anglo review the calculation methodology. The estimation is conducted annually using a twelve-stage process that incorporates a conservative approach. The estimate does not extend beyond the existing drilling or mine developments and does not include any exploration mineralization.

8.2.1 Overview of Reserve Methodology

The conversion of resources to reserves requires the inclusion of mining dilution, underground ore recovery and economic factors. These factors are applied to the resources on a stope block-by-block basis.

The measured, indicated and inferred resources are supplied by the mine geologists to the mine engineers who first determine and apply dilution factors to each stope block. A block recovery factor is then applied on a block by block basis prior to applying economic parameters to determine the final reserve estimate.

During the reserve calculation process certain stope blocks may not be recoverable due to inefficiencies in the mining process. This includes resources left in ribs and sill pillars, resources lost in stope walls, inaccessible resources, blasted resources left in stopes and resources lost in backfill. Such resources are identified as "Unrecoverable" and removed from the resource block database.

The mine site engineers and central engineering apply economic criteria to all resources. The mining resource that is recoverable is then re-categorized as proven and probable mineable reserves.

8.2.2 Dilution and Mine Recovery Parameters

The following table summarizes the dilution and recovery criteria used in the reserve estimates.

TABLE 8 – 3 DILUTION AND RECOVERY

Mine	Dilution %	Block Recovery %	Overall Recovery %
Trout Lake	28.0	53-85	74.6
Callinan	26.9	40-76	69.1
777	18.3	76-80	81.6
Konuto	21.2	67-93	80.2
Chisel Lake	25.0	80-84	81.5

Dilution is applied to all resources based on mining method selected, location, depth, etc. It is applied for each block in each operating mine.

Block recovery is the planned mining recovery for undeveloped resources at each mine.

Overall recovery is calculated for each mining area and can vary due to the mining plan. Overall Recovery shown is the average mining and mucking recoveries, including recoverable sill, crown and rib pillars, but excluding resources with 0% planned recovery and non-economic resource blocks.

8.2.3 Operating Cost Parameters

The following tables summarizes the operating cost parameters that are used in the reserve estimates:

TABLE 8 – 4A

MINE OPERATING COSTS $/tonne (2004 HBMS Reserve Estimates)				
	Trout Lake	777-Callinan	Konuto	Chisel North
Extraction	31.50	37.00	37.50	46.00
Development Operating	18.50	14.50	10.00	20.00
Total	50.00	51.50	47.50	66.00

TABLE 8 – 4B

PLANT OPERATING COSTS (2004 HBMS Reserve Estimates)				
	Snow Lake Concentrator per tonne of ore	Flin Flon Concentrator per tonne of ore	Zinc Plant per tonne of concentrate	Copper Plant per tonne of concentrate
Operating Costs	$ 16.00[1]	$ 7.30	$ 243.30	$ 128.90
Operating Capital	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Cost	$ 16.00	$ 7.30	$ 243.30	$ 128.90

(1) Snow Lake costs are higher as they include the cost of shipping concentrate to Flin Flon

8.2.4 Process Recovery Parameters

The following table summarizes the process (concentrator, zinc plant, and copper smelter) recovery parameters for gold, silver, copper and zinc:

TABLE 8 - 5

PROCESS RECOVERY PARAMETERS (2004 HBMS Reserve Estimates)				
	Au	Ag	Cu	Zn
Cu Concentrate	66.0%	56.0%	91.4%	7.8%
Zn Concentrate	10.0%	17.0%	3.4%	83.5%

Copper concentrates grade 23% copper and zinc concentrates grade 50.5% zinc.

REFINERY RECOVERY PARAMETERS (2004 HBMS Reserve Estimates)				
	Au	Ag	Cu	Zn
Zinc Plant	0%	0%	80%	97%
Copper Smelter	95%	95%	95%	5.5%
Refinery	98.5%	98.5%	99.7%	99.0%

8.2.5 Metal Price Parameters

HBMS has established long-range metal prices as part of the analysis to convert resources to reserves. The price assumptions to establish the January 1, 2004 reserves are:

TABLE 8 - 6

METAL PRICES (2004 HBMS Reserve Estimates)	
Copper	US$0.91/lb
Zinc	US$0.52/lb
Gold	US$325/oz
Silver	US$4.25/oz
C$:US$	1.33

The copper and zinc prices include premiums of US$0.0125 and US$0.0235 respectively.

TABLE 8-7 HBMS RESERVES (as of January 1, 2004)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Proven	5,923,864	1.606	21.246	1.843	5.026
Probable	12,173,090	1.875	23.231	2.267	4.414
Total Proven + Probable	18,096,954	1.787	22.581	2.128	4.614

It is common practice in an operating mine environment like HBMS, for inferred resources to be included in mine planning, along with the measured and indicated resources, for the purpose of planning for the short, medium and long term. The inferred blocks are the extensions of the mineral zones adjacent to blocks classified as measured and indicated. However, this presentation of the mineable reserves and resources is not in compliance with NI 43-101 and therefore, Howe has reviewed the estimates and restates them to conform with NI 43-101.

8.3 HOWE RE-STATMENT OF HBMS RESOURCE AND RESERVE ESTIMATES

8.3.1 Introduction

Howe has reviewed in detail the methodology that HBMS has used in their resource and reserve estimates and has found them to meet industry standard methods, commonly utilized in similar mining operations elsewhere in Canada. From discussions with mine personnel and a review of the detailed January 1, 2004 resource and reserve estimates for the 4 operating mines Howe is satisfied that all aspects of the HBMS resource and reserve estimation process follows acceptable industry standards in terms of QAQC procedures through all stages of the process. In addition, the resource and reserve estimates are subject to very thorough due diligence by their parent company Anglo American plc.

8.3.2 Comparison of HBMS Resource and Reserve Categories to NI 43-101 Categories

Howe also has reviewed in detail the classification of resources into the inferred, indicated and measured resource categories and proven and probable reserve categories. Howe has found that the HBMS utilization of the categories appears to be more strict than that used at other operating mines, and the categorization used by HBMS, in Howe's opinion far exceeds the confidence levels that are intended by NI-43-101 definitions. In Howe's opinion, the proven reserve and measured resource categories used by HBMS exceed the NI 43-101 standards as they require development excavations in-place and a detailed mine plan.

This increased level of confidence works its way down through the other resource categories and accordingly Howe reviewed the indicated and the inferred resources in terms of NI 43-101. Whilst some of the indicated resources could be classified as measured Howe concentrated on the inferred resources to determine what portion could in fact be indicated resources pursuant to the meaning of NI 43-101.

8.3.3 Howe Resource Statement

Based on the conclusions drawn in the Section 8.3.2 in Howe's opinion and with due consideration to the intent of the NI 43-101 definitions and the CIM Guidelines the inferred resources in the HBMS resource database were re-assessed. The result was a reduction in the inferred category and an increase in the indicated resource. The re-stated measured, indicated and inferred resources are presented in Table 8-8.

TABLE 8 - 8

HOWE RE-STATEMENT OF HBMS RESOURCES (as of January 1, 2004)					
	Tonnes	**Au (g/t)**	**Ag (g/t)**	**Cu (%)**	**Zn (%)**
Trout Lake					
Measured	3,271,024	1.640	19.038	1.82	6.03
Indicated	2,414,106	1.545	17.205	2.14	5.29
Callinan					
Measured	1,734,057	2.577	36.587	1.57	5.06
Indicated	944,752	2.155	29.125	1.31	4.42
777					
Measured	2,000,531	2.632	32.423	3.76	4.67
Indicated	15,652,909	2.300	30.476	2.80	5.04
Konuto Lake					
Measured	419,324	2.48	10.507	4.90	1.89
Indicated	84,225	2.128	10.629	5.38	1.46
Chisel North					
Measured	894,620	0.329	27.663	0.17	11.95
Indicated	913,290	0.669	24.743	0.34	10.09
Totals					
Measured	**8,319,556**	**1.975**	**26.412**	**2.21**	**5.93**
Indicated	**20,009,282**	**2.127**	**28.466**	**2.55**	**5.26**
Measured Plus Indicated	**28,328,838**	**2.082**	**27.862**	**2.45**	**5.5.45**
Inferred	**3,228,097**	**1.677**	**26.546**	**2.04**	**5.33**

8.3.4 Howe Reserve Statement

Table 8-9 is a recompilation of the HBMS reserves (see Tables 8-7 and 8-8 for the HBMS tabulation) based on the conclusions drawn in Section 8.3.2. In Howe's opinion and with due consideration to the intent of the NI 43-101 definitions and the CIM Guidelines that the re-stated resource database qualify for conversion to probable reserves, with the application of the appropriate economic and mine planning considerations. The re-stated Proven and Probable categories are presented in Table 8-9.

TABLE 8 - 9

HOWE RE-STATEMENT OF HBMS RESERVES (as of January 1, 2004)					
	Tonnes	**Au (g/t)**	**Ag (g/t)**	**Cu (%)**	**Zn (%)**
Trout Lake					
Proven	2,121,924	1.290	14.805	1.20	4.77
Probable	2,181,000	1.321	11.617	1.43	5.28
Callinan					
Proven	692,038	1.953	25.81	1.08	3.71
Probable	499.094	1.436	22.256	0.95	3.80
777					
Proven	1,774,804	2.412	29.853	3.23	4.35
Probable	14,777,806	2.044	26.93	2.53	4.50
Konuto Lake					
Proven	437,857	2.066	8.696	4.08	1.57
Probable	55,479	1.713	6.875	4.39	1.15
Chisel North					
Proven	897,242	0.266	22.060	0.14	9.66
Probable	934,157	0.368	17.204	0.20	8.1
Total Proven	**5,923,864**	**1.606**	**21.246**	**1.843**	**5.026**
Total Probable	**18,447,536**	**1.856**	**24.44**	**2.230**	**4.75**
Total Reserve	**24,371,400**	**1.795**	**23.664**	**2.15**	**4.81**

8.4 EXPLORATION POTENTIAL OUTSIDE MINING AREAS

8.4.1 Introduction

General information quoted below is based on historical statistics provided by HBMS and Hudson Bay Exploration Division ("HBED"). HBMS has an extensive database of exploration information for the Flin Flon greenstone belt based on their 75-years of activity as the leading player in the area. Their geological personnel have in-depth understanding of the geology and mineral deposits of the area and have very successfully applied this experience to the continuous discovery of new deposits.

There have been 25 base metal mines discovered in the camp including those that are currently being exploited by HBMS. HBED is credited with the discovery of 19 of these ore bodies. Ore bodies in the area range in size from the Mandy Mine, the earliest producer in the camp (102,000 tonnes of ore at 5.69% Cu and 13.95% Zn) to the giant Flin Flon ore body that produced 64 million tonnes of ore at 2.17% Cu, 4.13% Zn, 2.62g/t Au and 41.1g/t Ag between 1930 and 1992. When the Flin Flon deposit is combined with the adjacent 777 and Callinan mines which, are part of the same deposit environment, total production plus current reserves exceed 100 million tonnes. Total production by HBMS to date in the district is approximately 155 million tonnes. Six mines, Flin Flon (64 million tonnes), Trout Lake (25 million tonnes), 777 (16 million tonnes and open at depth), Callinan (8 million tonnes), Chisel UG (7.5 million tonnes), and Stall Lake (7.5 million tonnes) account for 85% of the historic production.

The Flin Flon, Callinan and 777 mines occur along a 3km length of felsic volcanic rocks of the Flin Flon volcanic centre. This area accounts for 70% of the ore mined in the district to date. There is significant exploration potential in the vicinity of these ore bodies.

On average, mine reserves have increased 2.5 times over the initial resource and reserve estimate over the life of the mine. Trout Lake mine resources and reserves have increased tenfold over its mine life. Between 1990 and 1999 (10 years) approximately $88.7 million was expended by HBMS on exploration in the region. This included: 606,000 meters of drilling at an estimated cost of $ 50.9 million (@$ 84/m), $11.2 million was spent on Spectrem AEM surveys, $ 24.9 million on AEM target follow up, land acquisition, and exploration overhead, and $ 1.7 million on underground exploration drilling. During this 10-year period approximately 23 million tonnes of ore were discovered at an average cost of $ 3.86 per tonne of ore.

HBED has 277,154 ha. of exploration ground including 244,000 ha. in 1,313 mineral claims and 34,900 ha. through 897 mineral leases in Manitoba and Saskatchewan. Annual holding costs are $375,000 as well as a $250,000 per annum work commitment over the lease covering the Flin Flon deposit that remains a future in-mine exploration target area.

HBED has 11 mineral discoveries in the Flin Flon/Snow Lake area that are within trucking distance of the Flin Flon and Snow Lake Concentrators. The geological potential of these discoveries is estimated to be approximately 30.0-32.0 million tones with grades ranging from 0.2 – 4.0 g/t gold; 13.0 – 34.0 g/t silver; 1.0 – 3.0 % copper and 1.3 – 8.7% zinc per tonne. There has been insufficient exploration to define a mineral resource on these discoveries and it is uncertain if additional exploration will result in the discovery of a mineral resource on these properties.

8.4.2 Mine Sites and Surrounding Area

Digital database compilation and interpretation around the Flin Flon, Trout Lake, and Chisel mines is well advanced with historic and recent geoscientific data being developed in 2D and 3D models. These three mine areas are felsic volcanic hosted Cu-Zn VMS target areas and there is significant potential for additional discoveries in the immediate area of the producing mines.

The work around the Flin Flon mine is being undertaken by a team of HBMS geoscientists along with an outside team lead by Dr. Harold Gibson, a highly respected VMS expert from Laurentian University in Sudbury, Ontario. Based on this data compilation and interpretation, new targets in the Flin Flon mine horizon and folded geological equivalents are expected to be defined during 2004.

A similar effort has been completed in the Trout Lake mine area as well and 35 targets have been selected for follow-up exploration.

The Flin Flon, Callinan and 777 mines occur along a 3km strike-length of Flin Flon mine felsic volcanic rocks related to the Flin Flon volcanic centre. This area accounts for 70% of the ore mined in the district to date. There is significant exploration potential in the local geological environment surrounding these ore bodies.

The Konuto Lake Mine area is prospective for copper rich VMS deposits in a mafic volcanic setting.

8.4.3 Regional Targets in Prospective Lithologies

There are numerous areas within the Flin Flon greenstone belt where similar geological settings to the mine areas can be identified. Over the years these areas have been prospected and mapped by HBMS geological personnel and a large database of information is available.

Historically airborne geophysics and follow-up ground geophysics and drilling have been instrumental for the success of HBED.

In the mid 1990's Anglo developed the sophisticated Spectrem Airborne Geophysical system which is considered the best currently available in the industry.

8.4.4 Spectrem Airborne Electromagnetic Targets

Figure 8-1 outlines the extensive airborne coverage that HBED has completed in the Flin Flon greenstone belt.

Howe has seen the results of the survey and there are an extensive number of significant geophysical responses that warrant ground follow-up.

As not all of the targets are currently covered with mining claims owned by HBED, it would be imprudent for Howe to consider providing any illustrations that would convey the extent of these targets.

In Howe's opinion the exploration potential of the district and the prospect for additional discoveries by HBMS warrants a significant exploration expenditure to extend the reserve life of the HBMS assets and extend the operating life of the extensive processing facilities that HBMS owns in the district.

SPECTREM SURVEY

CHURCHILL
(PROTEROZOIC)
PROVINCE

LYNN LAKE

LYNN LAKE
GREENSTONE
BELT

KILOMETERS
0 25 50 75

RUTTAN
MINE

LEAF
RAPIDS

RUSTY LAKE
GREENSTONE BELT

SASKATCHEWAN

MANITOBA

KISSEYNEW BASIN

SIMITAR LAKE
GREENSTONE BELT

TABBERNOR FAULT ZONE

KISSEYNEW
MARGIN ZONE

TROUT
LAKE
MINE

CALLINAN
MINE

PHOTO
MINE

CHISEL
NORTH

KONUTO
MINE

SUPERIOR
(ARCHEAN)
PROVINCE

NAMEW
GNEISS
DOMAIN

PALEOZOIC ROCKS

ATHAPAP
SHEAR ZONE



A member of the Anglo American plc group.



9.0 OVERVIEW OF OPERATIONS

HBMS has several certifications that attest to the quality of its operations: ISO 9001:2000 (Product Quality), ISO 14001:1996 (Environmental Management) and has been recommended for certification under SGS OHSAS 18001 (Safety Management).

9.1 MINING OPERATIONS

The underground mining operations of HBMS are undertaken as a fully independent stand-alone operation. The individual mines are managed on a day-to-day basis by the mine managers who along with their staff have considerable expertise and experience in underground mining. The current mine managers have all been with HBMS for in excess of ten years and have more than 20 years of experience in mining. This high degree of experience is consistent throughout the mine as many of the underground and surface people have more than 15 years of experience.

Each mine has adequate labour, stores and mining equipment for day-to-day operations and development required to open new mining areas and exploration.

At HBMS, all managerial instructions, recommended procedures and standards have been revised to comply with the current mining code of practice. Each underground employee has been trained to remain vigilant and examine the rock mass surroundings within which he is working. Tried and tested underground mining methodologies have been applied in all HBMS underground areas.

9.1.1 Trout Lake Mine

The Trout Lake mine is situated 6 km northeast of Flin Flon. The shaft has been sunk to a depth of 1091 meters. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a two-compartment 4.9 m diameter vertical shaft to a depth of 1091 m. The ramp extends to 1100 m below surface at an inclination of 15%. A 762 m long inclined conveyor delivers the ore from the shaft to the surface coarse ore bin.

The mine contains 18.9% of the reserves and 21.4% of the HBMS resources.

9.1.1.1 Trout Lake Mining Operations

The majority of operations at Trout Lake are on the "C" Zone, the Middle Zone and the H.I.O. Zone. Mining is by longhole open stoping using trackless equipment.

Trackless operations use 6.9 and 7.6 m^3 scooptrams for mucking and 40 or 50 t trucks to haul the ore to the ore pass system. An underground crusher crushes the ore to –150mm for hoisting to the surface. Ground conditions are good.

Hoisting is with a tower mounted friction hoist with a capacity in excess of 900,000 tpy using 12.5t skips. Men and materials can also be hoisted via the shaft and equipment can drive down the ramp.

The mine also has adequate power and water for drilling and development.

9.1.1.2 Trout Lake Historical Statistics

		2001	2002	2003
Tonnes Mined	(000's)	909.1	898.6	872.7
Zinc	%	4.06	4.21	4.82
Copper	%	1.40	1.63	1.17
Gold	g/t	1.17	1.34	1.78
Silver	g/t	10.46	12.10	20.40
Operating Cost	$/t	29.25	28.30	32.40
Manpower		183	181	183
Contained Zn	Mm lbs	81.35	83.38	92.71
Contained Cu	Mm lbs	20.84	32.28	22.50
Contained Au	oz	34,196	38,713	49.942
Contained Ag	oz	305,722	349,571	572,373

FIGURE 9.1

Trout Lake Mine
General Composite Longitudinal Projection
Looking North



HEADFRAME
LOOKING NORTH
0m L
TROUT LAKE
ORE BIN
OFFICE COMPLEX
80m L
MAIN RAMP NORTH
WASTE PASS RSE.
EXHAUST AIR VENT. RSE.
FRESH AIR RSE.
ESCAPE RSE.
SOUTH ZONE
VENT. RSE.
MAIN SHAFT
400m L
ORE PASS
FRESH AIR RSE.
NORTH ZONE
560m L SHAFT STA.
560m L
610m L SHAFT STA.
MIDDLE ZONE
765m L
"C" ZONE
800m L
870m L
ESC. RSE.
EXHAUST RSE.
1035m L
H.I.O. ZONE
CRUSHER STATION
SHAFT BOTTOM @1091m LEVEL
FRESH AIR RSE.
1 200m L
WEST ZONE
DEPOSIT OPEN AT DEPTH ORE GRADE MINERALIZATION INTERSECTED TO 1300m DEPTH
PROVEN & PROBABLE ORE
INFERRED RESOURCE
MINED OUT
EXISTING DEVELOPMENT
PROPOSED DEVELOPMENT
0m E.
400m E.
800m E.
1 200m E.
1 600m E.

9.1.2 777/Callinan Mine

The 777/Callinan Mine complex is situated approximately 1 km north of Flin Flon. The complex consists of three shafts. North Main was abandoned in 1988. South main is used for emergency egress only and the 777 is the primary shaft. The mine contains 68.6% of HBMS's reserves and 65.2% of the resources.

The mine also has an internal ramp system to allow movement between working levels. The 777 shaft is a 6.7 m diameter vertical shaft operating to a depth of 1530 m. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tpy using 16 t skips.

9.1.2.1 777/Callinan Mining operations

Mining is by a combination of mechanized cut and fill and longhole stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon Concentrator by pumping through a network of lined boreholes and pipes.

Mining operations are conducted down to a depth of 1469 m. Systematic pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent and requires little support.

Ventilation control is adequate and the main shaft is the primary fresh air intake. Dedicated compressors supply compressed air to each shaft. Air and water pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate power and water for mining purposes.

9.1.2.2 777/Callinan Historical Statistics

		2001	2002	2003
Tonnes Mined	(000's)	593.9	601.1	709.2
Zinc	%	4.23	3.95	3.96
Copper	%	2.40	2.31	2.80
Gold	g/t	2.16	1.95	1.91
Silver	g/t	24.89	19.17	21.81
Operating Cost	$/t	34.75	36.52	39.25
Manpower		178	177	177
Contained Zn	Mm lbs	55.37	52.33	61.90
Contained Cu	Mm lbs	31.41	30.60	43.77
Contained Au	oz	41,243	37,684	43,550
Contained Ag	oz	475,250	370,470	482,923

FIGURE 9.2

777/Callinan Mine

General Composite Longitudinal Projection
Looking East


LOOKING EAST
HBMS
METALLURGICAL
COMPLEX
777 MINE PROJECT
HEADFRAME
SOUTH MAIN
SHAFT
MAIN DWNCST.
VENT. RSE.
SURFACE
NORTH MAIN
SHAFT
MAIN SHAFT
FOR 777 MINE
JULY 2002
Shaft Complete Excavation
NORTH MAIN SHAFT
ABANDONED
IN 1998
SHAFT BEING
REFURBISHED
PROGRAMME
EXISTING
CALLINAN MINE
560m L
530m LEVEL TO SOUTH MAIN
EAST
ZONE
SOUTH
ZONE
690m LEVEL TO SOUTH MAIN
NORTH ZONE
RAIL HAUL TO SOUTH MAIN
840m LEVEL TO SOUTH MAIN
PUMP STATION
965m L
CRUSHER
1 060m L
MINED
OUT
PROVEN &
PROBABLE
ORE
INFERRED
RESOURCE
EXISTING
DEVELOPMENT
PROPOSED
DEVELOPMENT
EAST ZONE
777 ZONE
CRUSHER
STATION
1 560m L
17 000m X
17 500m X
18 000m X
18 500m X
19 000m X

9.1.3 Konuto Lake Mine

The Konuto Lake mine is situated approximately 24 km southwest of Flin Flon in Saskatchewan. The complex consists of a ramp to a depth of 456 m. The ramp is 5.5 by 4.2 m at -15% grade to a depth of 456 m. This provides all the access and is the conduit for all services.

The ore is crushed on surface under a contract and then hauled by a contractor over a company road to the concentrator at Flin Flon.

Konuto contains 3.1% of the reserves and 2.8% of the resources.

9.1.3.1 Konuto Lake Mining Operations.

Mining is by a combination of long hole and cut and fill using 5.7m^3 LHD's and 50 t trucks.

9.1.3.2 Konuto Lake Historical Statistics

		2001	2002	2003
Tonnes Mined	(000's)	200.6	298.9	321.5
Zinc	%	1.39	2.12	1.82
Copper	%	4.50	4.06	3.73
Gold	g/t	2.06	2.02	1.99
Silver	g/t	8.43	7.58	9.50
Operating Cost	$/t	34.75	36.52	39.25
Manpower		35	55	55
Contained Zn	Mm lbs	6.145	13.96	12.9
Contained Cu	Mm lbs	19.9	26.750	26.4
Contained Au	oz	13,285	19,400	18,810
Contained Ag	oz	54,368	72,840	98,195

FIGURE 9.3
KONUTO MINE


To
Flin Flon
To
Kink
Lake
Office Complex
Surface
To Denare Beach
Fresh
Air Fan
Portal
Main Ramp
32m L
Vent.
Esc.
Rse.
Lens #1
65m L
90m L
Lens
#2
115m L
140m L
165m L
190m L
215m L
Main Ramp
240m L
Back
Fill Rse.
265m L
Lens #3
Lens
#4
Lens
#1
290m L
315m L
340m L
350m L
365m L
Lens
#5

9.1.4 Chisel North Mine

The Chisel North Mine is 10 km west of the Snow Lake concentrator and about 6 km south of the town of Snow Lake. Access to the mine is by a 2.5 km decline. The mine is being operated from the 502m level to the 687m level. The mine has 9.4% of the reserves and 10.6% of the resources.

9.1.4.1 Chisel North Mining operations

Mining is by shrinkage and long hole stoping using trackless equipment, 7.5 m^3 LHD's and 50t trucks. The ore is hauled to surface for crushing and trucked to the Snow Lake concentrator by independent trucking contractors. Mining is by room and pillar and cut and fill.

9.1.4.2 Chisel North Historical Statistics

		2001	2002	2003
Tonnes Mined	(000's)	230.0	259.5	303.2
Zinc	%	11.29	10.57	11.32
Copper	%	0.23	0.22	0.20
Gold	g/t	0.55	0.55	0.62
Silver	g/t	19.17	18.92	20.26
Operating Cost	$/t	41.78	41.65	44.74
Manpower		54	65	72
Contained Zn	Mm lbs	55.37	52.3	61.89
Contained Cu	Mm lbs	31.4	30.6	43.8
Contained Au	oz	41,243	37,680	43,550
Contained Ag	oz	475,250	358,414	497,288

FIGURE 9-4


HBMS

Chisel North Zn Mine
General Longitudinal Projection
Main Access Decline and Ore Lenses
Looking South West South

LOOKING SOUTH WEST SOUTH
EXISTING PHOTO LAKE MINE
Fresh Air Fan
SURFACE @ PHOTO LAKE Mine (1536.5m El)
CRUSHER
Fan/Heater
Existing Fresh Air/Esc Rse
Photo Lake Ramp
Start of Chisel North Decline @ 1412m EL (124m L)
1400m Elv
Main Exhaust Raise (Raise Length: 380m)
Main DownCast Fresh Air/Escape Raise (Raise Length: 447m)
Main Ramp Decline (2.5 Km)
Main Decline from Photo Lake Mine
6.0mW x 5.0mH Drift
@-15% Grade
1150m Elv
No. 4 Ore Lens
#5 PANEL
#3 PANEL
#1 PANEL
MIDDLE PANEL
Fresh Air Transfer Rse to #1 Lens 10 Panel
Fresh Air Transfer Ramp
Exhaust Transfer Ventilation Raise (Proposed)
Escape Rse/ Fresh Air Raises (Proposed)
LEGEND
Phase IV Development
Development Completed
900m Elv
#4 LENS MID LOWER STOPE ATTACK
#1 Lens Ramp
No. 1 Ore Lens
No. 1 H.W. Lens
#1 Lens H.W. Ramp
No. 2 Ore Lens
#2 Lens Ramp
METRES 200 0 200 400 600 METRES

9.2 CONCENTRATORS

9.2.1 Flin Flon Concentrator

The concentrator has been expanded to a capacity of 2.18 million tonnes per year. The facility includes a paste backfill plant, a copper sulphate facility and a lime slaking plant. The complex also includes associated infrastructure facilities such as steam and compressed air maintenance shops and laboratories.

9.2.1.1 Processing

The concentrator is capable of handling the ore from each mine separately so that the blending can be done at the grinding stage. The ore is crushed in a two-staged process using cone crushers to –19mm with a combination of screens and recycling of oversized material. The fine ore is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 by 4.9m rod mills and a 5.0m by 9.7m ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 t/hr.

The copper circuit has six 40m cells for roughing/scavenging and a bank of four 16 m and four 8m cells for closed circuit cleaning. On removal of the copper the slurry is fed to the zinc circuit with nine 40m cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

The concentrates are dewatered in two 8m high rate thickeners and five 2.6m by 6m vacuum disc filters. The tailings are pumped through two lines to the tailing impoundment facility at the west side of the concentrator.

9.2.1.2 Historical Statistics

		2001	2002	2003
Tonnes Milled	(000's)	1,675.1	1,810.1	1,902.7
Zinc Recovery to Zinc Conc	%	76.7	76.5	78.9
Zinc Conc Grade	%	51.62	50.05	49.6
Copper Recovery to Copper Conc	%	90.0	94.3	91.9
Gold Recovery to Copper Conc	%	53.3	57.7	46.5
Silver Recovery to Copper Conc	%	53.8	63.9	47.9
Copper Con Grade	%	23.97	24.28	23.20
Operating Costs	$/t	7.90	7.96	8.09
Manpower		79	79	81

FIGURE 9 - 5: FLIN FLON PLANT FLOW SHEET

BLENDING AND CRUSHING


CALLINAN ORE
BELLY DUMP TRUCKS REQUIRED
(8) ANNEX BINS COARSE ORE (-6")
PAN FEEDERS
CONVEYOR 0
CONVEYOR 9
TRANSFER CAR
CONVEYOR 8
(3) NORTH MAIN MINE COARSE ORE BINS (-6")
APRON FEEDER
PAN FEEDER
APRON FEEDER
TROUT LAKE ORE
BELLY DUMP TRUCKS REQUIRED
(2) TROUT LAKE LOAD-IN COARSE ORE BINS (-6")
PAN FEEDERS
CONVEYOR 7
KONUTO/TROUT LAKE ORES
END DUMP TRUCKS REQUIRED
(3) CENTENIAL COARSE ORE BINS (-6")
PAN FEEDERS
CONVEYOR 6
CONVEYOR 1
SPLIT LEGS BIN WITH FEEDERS
(2) STANDARD 7ft SYMONS CRUSHERS ONLY USING ONE AT ANY GIVEN TIME
CONVEYOR 2
CONVEYOR 3
TO CONCENTRATOR
FINE ORE BINS SEE DWG: F-14-10-002
CONVEYOR 4
(5) DEISTER POLYDECK SCREENS (4ft x 10ft)
OVERSIZE (+1 1/4")
UNDERSIZE (-1 1/4")
CONVEYOR 12
CONVEYOR 13
SHORT HEAD 7ft SYMONS CRUSHER

FIGURE 9 - 6 FLIN FLON PLANT FLOW SHEET

GRINDING AND CONCENTRATING


GRINDING CIRCUIT
DWG: F-14-10-001
FROM CRUSHER CIRCUIT
CONVEYOR #4
FINE ORE BINS
CONVEYORS
ROD MILL #2
ROD MILL #1
PUMP BOX
PUMP BOX
BALL MILL
PRIMARY CYCLONE
FLASHCELL
CONC.
TAILS
FLASHCELL CONC. PUMP BOX
PUMP
PRIMARY CYCLONE FEED PUMP BOX
COPPER FLOTATION CIRCUIT
Cu CIRCUIT CONDITIONER
Cu ROUGHERS
Cu SCAVENGERS
Cu 1st CLEANER
Cu 2nd CLEANER
Cu ROUGHER FEED PUMP BOX
FINAL Cu CONC. FEED PUMP BOX
O/F TO 120 FT THICKENER
Cu THICKENER
Cu STOCK TANK
SPARE STOCK TANK
FLUSHBACK LINE TO Cu THICKENER
ZINC FLOTATION CIRCUIT
Zn CIRCUIT CONDITIONERS #1 & #2
Zn ROUGHERS
Zn SCAVENGERS
Zn 1st CLEANER
Zn 2nd CLEANER
Zn FINAL CLEANER
Zn ROUGHER FEED PUMP BOX
FINAL Zn TAILS
FEED BOX
FINAL Zn CONC. FEED PUMP BOX
O/F TO TAILS
Zn THICKENER
120 FT THICKENER
Zn STOCK TANK
FLUSHBACK LINE TO Zn THICKENER
TAILINGS PUMP BOX
TAILS TO
TAILINGS POND
PUMP
O/F
U/F
FILTER PLANT
Cu FILTERS
Zn FILTERS
SEE DWG: F-14-10-003
TO COPPER SMELTER
CONCENTRATE STORAGE
CONVEYORS
Cu CONCENTRATE
Zn CONCENTRATE
SEE DWG: F-14-10-004
TO ZINC PLANT
FEED PREPARATION

9.2.2 Snow Lake Concentrator

The Snow Lake Concentrator is approximately 215 road km east of Flin Flon. Concentrate is shipped by truck to Flin Flon.

The concentrator was built in 1979 and has a capacity of 1.4 million tonnes per year. It is now processing 295,000 tonnes per year. The facility processes only the Chisel lake ore and produces a zinc concentrate that is refined at the zinc plant in Flin Flon.

9.2.2.1 Processing

The ore is crushed to –19mm material by a single primary crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The ore is first ground in a rod mill and then in a ball mill. The zinc floatation is by a set of 4 zinc rougher cells three scavenger calls and a three stage cleaning circuit. The concentrates are dewatered and held in a storage shed.

The tailings are deposited in Lake Anderson and stored under water, which reduces the environmental issues. The area has sufficient volume for the projected mine life.

9.2.2.2 Historical Statistics

		2001	2002	2003
Tonnes Milled	(000's)	230.1	259.8	304.0
Zinc Recovery	%	96.9	97.2	97.3
Zinc Conc Grade	%	51.11	51.42	51.41
Operating Costs	$/t	18.47	16.32	15.50
Manpower		22	23	25

FIGURE 9 - 7 SNOW LAKE PLANT FLOW SHEET

GRINDING AND CONCENTRATING


GRINDING CIRCUIT
COPPER FLOTATION CIRCUIT
ZINC FLOTATION CIRCUIT
FILTER PLANT

9.3 SMELTERS

9.3.1 Copper Smelter

The copper smelter processes both Company and purchased concentrates with an annual capacity of approximately 90,000 tonnes of anode copper. The smelter has all the required facilities to operate efficiently.

9.3.1.1 Processing

The concentrates are delivered directly from the concentrators or by rail from outside purchases. The material is roasted in one of five, 6.6 by 9.1 metre roasters to remove approximately half of the sulphur. The calciine is processed through a reverberatory furnace to produce a copper matte. The matte is converted into blister copper in a converter and transferred to anode furnaces before being poured into anode moulds. The anodes are shipped to White Pine for processing into standard copper cathodes.

9.3.1.2 Waste Handling

The smelter has excellent procedures to handle all the wastes produced by the process. The roaster gasses are passed through an electrostatic precipitator to remove the dust, which is recycled to the reverberatory furnaces.

The slag is dumped in a slag dumpsite and is used for tailings dam construction.

FIGURE 9 - 8

HBMS Copper Smelter

Process Flow Sheet


EXTERNAL FLUX PILES
RAIL
COPPER CONCENTRATE & FLUX UNLOADING
WINTER OPERATION (THAW SHED FOR RAILCARS)
SUMMER OPERATION
COPPER CONCENTRATE
EXTERNAL STOCKPILES
CONC. UNLOADING
AND RECLAIM AFTER
DWG: F-14-10-002
FROM FILTER PLANT
HBMS Cu CONC. CONVEYORS
250 m
STACK
CONVEYOR
SiO2 FLUX ADDITION
CONCENTRATE
STORAGE
CONCENTRATE CONVEYORS
ROASTERS (5)
ROASTER GAS
GAS
ROASTER
PRECIPITATOR
CALCINE
DUST TO REVERB.
REVERB. GAS
ELECTROSTATIC
PRECIPITATOR
OFFGAS
BOILERS
REVERBERATORY
FURNACE (1)
CONVERTER
GAS
Cu DUST
Zn DUST
DUST TO ZINC PLANT
SPRAY CHAMBERS
HOODS
DUST
MATTE
SLAG
ANODE CASTING
WHEEL (1)
ANODE Cu TO REFINERY
BLISTER
COPPER
ANODE
FURNACES (2)
ANODE
COPPER
SLAG TO DUMP
SiO2 FLUX ADDITION
COPPER SLAG

FIGURE 9 - 9


HBMS

Flin Flon Zinc Plant

Zinc Process Flow Diagram

9.3.2 ZINC PLANT

The zinc plant is adjacent to the concentrator in Flin Flon and processes all the zinc concentrates by high-pressure leach into special high-grade zinc metal. The facility includes an oxygen plant and an electro winning cell house that has an annual capacity of 115,000 tonnes of refined and cast zinc metal.

9.3.2.1 Process

The concentrates are delivered directly from the concentrators or by rail, truck from outside purchases. The material is ground in a ball mill and fed directly to autoclaves that operate at 150 °C and 1100 kPa. The first stage is a low acid leach autoclave that recovers approximately 75% of the zinc. The material then is treated in a high acid leach autoclave that recovers most of the remaining zinc to achieve an overall recovery of 97%.

The zinc material is then treated in a four-stage purification process to neutralize the acid and remove other impurities such as copper and cadmium. The solution is then pumped to the cell house for electro winning to produce special high-grade zinc. The cell house has the capacity to produce 115,000 tonnes of cast zinc equivalent per year. The cathode zinc is stripped and melted in an induction furnace at the casting plant. The casting plant has a capacity to produce special high-grade zinc and alloys in three sizes.

9.3.2.2 Waste Handling

The zinc plant deposits its waste in a dedicated portion of the existing tailings area. The bulk of the material is gypsum and iron. This is a sealed section and any wastewater is treated and recycled through the zinc plant

9.4 INFRASTRUCTURE

9.4.1 General Description

The mine, concentrator, smelter and zinc plant are located adjacent to the town of Flin Flon that has all the amenities to support the company. The town is accessible by road, rail and air. There are a number of equipment suppliers in the area as well as Winnipeg.

9.4.2 Support Facilities

The operation has all the support facilities required for operation including a full machine shop that can manufacture parts required for repair. HBMS maintains a fully stocked warehouse with appropriate inventory. A considerable portion is on a consignment basis. Rail access allows HBMS to purchase many of the consumables such as propane and fuel oil in bulk.

9.4.3 Site Physical Conditions

The surface facilities are in good repair reflecting a significant upgrade and refurbishment that has been completed over the past few years. The 777 project was completed in 2004 and installed state of the art facilities. The under ground is well developed and the equipment is in good repair. The mine has a regular maintenance program for all the mobile equipment.

9.4.4 Manpower

The senior management team at HBMS is experienced, capable and well regarded within the mining industry. HBMS has attracted and retained a talented management team and recruited and trained a competent, stable and conscientious workforce, where morale is high and turnover rates are low.

At the end of January 2004, HBMS had a total permanent labour force in Flin Flon/Snow Lake of 1,378 employees, of which 1,134 employees are unionized. The main unions represented at HBMS are the Steelworkers, Machinists and Aerospace workers, and Association of Flin Flon Trades (five unions). In 1998, the new Amending Agreement was signed by all unions in the Flin Flon/Snow Lake areas, modifying the CBA's and establishing a framework for union/management relations through to 2012. The agreement prohibits strikes and lockouts and provides for binding arbitration in the event that negotiated contract settlements are not achieved. All current agreements are for a three year term ending December 31, 2005.

HBMS has continued a rigorous manpower reduction strategy and has reduced by 1,138 positions since 1991 including a significant 120 position restructuring in late 2003. This program including reductions associated with capital expenditures has resulted in a highly efficient and productive labour force. Opportunities are available to continue the program.

The mines, concentrators and metallurgical plants generally operate seven days per week, 363 days per year (metallurgical plants 365 days). Employees work a variety of shifts including 12-hour shifts with four days on and four days off and eight-hour shifts with five days on and two days off.



President & CEO
(Flin Flon)
Jones Peter R.
HBED
(Flin Flon)
Gilmore Kelly
VP Human Resources &
Technical Services
(Flin Flon)
Goodman Tom A.
Vice President &
General Counsel Corporate Affairs
(Winnipeg)
Gordon Brian D.
President
Mining Division
(Flin Flon)
Rood H.Russell
Chief Finacial Officer
(Winnipeg / Flin Flon)
Knowles John L.
Vice President
Metallurgy & SHE
(Flin Flon)
Hair Alan
Human Resources
Labour Relations
Personnel
Benefits
Community Engagement
Technical Services
Labs
Logistics
Capital Projects
Centralised Maintenance
Maintance Mgmt Systems
Legal Services
Corporate Secretary
Zochem
Corporate Affairs
CMM
Johnstone Tony F.
Trout Lake Mine
777 Mine
Konuto Lake Mine
Snow Lake Mine & Mill
Flin Flon Mill
Mine Engineering
Mine Geology
Accounting
Treasury
Information Technology
Finance
Financial Planning
Metallurgical
Smelter
Powerhouse
Zinc Plant
Train and Track
SHE
Industrial Hygiene
Environmental Services
Safety &Loss Control
Plant Protection

Permanent Employees on Roll All Locations and Categories	Actual Jan-04
Executive	9
Mine Technical Services	35
Trout Lake Mine	172
777 Mine	174
Konuto Lake Mine	45
Chisel North Mine	61
Snow Lake Concentrator	25
Flin Flon Concentrator	83
Smelter	214
Zinc Plant	261
Powerhouse	39
Analytical Services	23
Maintenance	113
SHEQ/HR	56
Logistics	20
Finance	19
Information Technology	17
Ruttan	1
Total	**1,367**
HBED Flin Flon	11
Total Positions	**1,378**
Zochem Brampton	39
Total Positions	***1,417***

9.4.5 Health and Saftey

The safety performance at HBMS is measured by a variety of indices and all have improved markedly over the last 10 years. The key Lost Time Accident (LTA) frequency rate per 200,000 hours has fallen from 16.2 in 1994 to approximately 0.7 over the last three years. Injury severity has also dropped from 7,289 in 1994 to 208 in 2003. Safety is a top priority at HBMS and it continues to strive for excellence. HBMS is a safety performance leader in the North American mining industry.

As a result of the significant reduction in the LTA severity frequency there has been an additional benefit of a reduction from $5 million in 1995 to $1 million in 2003 from the Worker's Compensation Board (WCB) assessment.

These continuous improvements have been and continue to be achieved by several ongoing safety programs.

This graph demonstrates the improvement in accident severity over the past 10 years.


7 289
3 337
5 410
562
417
288
2 471
139
125
208
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

HBMS is currently engaged in achieving certification of its Safety Management System under OHSAS 18001. Progress towards this goal is expected to allow an external certification audit in 2004. In December 2003 HBMS was successfully audited and certified to the high performance of Level 7 of the Det Norske Veritas International Safety Rating System.

Consistent with ongoing reduction of personnel, since the early 1990s, the 2003 restructuring focused largely on administrative and overhead activities. The reductions are permanent and sustainable, and have resulted in a simplification of the company, which has facilitated a reduction in senior staffing levels. Restructured work systems were built around the concept of shared services, which saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labour efficiency. A total of 120 positions were reduced with 109 individuals leaving the company through various means including retirement (44), voluntary severance (24), and involuntary severance (26).

9.4.6 Marketing

HBMS and Considar Inc. each own 50% of the voting shares of Considar Metal Marketing S.A.. Considar Inc. is a major U.S. trading corporation and a world leading materials and non-ferrous metals group listed on the Brussels Stock Exchange. Considar Metal Marketing S.A. owns Considar Metal Marketing Inc. ("CMM"). CMM markets HBMS zinc metal, copper metal, and zinc oxide predominantly in North America and provides a service to HBMS to identify, acquire and deliver zinc and copper concentrates at advantageous terms. In practical terms, the market revenues received by CMM, and marketing costs incurred in earning revenues, are passed on to HBMS. The partners in CMM set an annual target profitability level ($0.7 million for 2004) and share equally in net annual profits and losses.


Considar Metal
Marketing Inc.

In terms of HBMS, CMM's relevant significant contracts include:

1. An agreement with HBMS, under which HBMS sells to CMM all of its production for sale to third parties, including copper anodes, zinc metal and zinc oxide. The Agreement requires that CMM purchase from HBMS a minimum of 85,000 tonnes of copper anode, 80,000 tonnes of zinc metal and 28,000 tonnes of zinc oxide each year.

2. CMM has an agreement with Considar WP Acquisition Corp. ("Considar WP"), a separate company controlled by Considar Inc., under which CMM has the exclusive right to acquire all of the issued and outstanding shares in the capital stock of White Pine Copper Refinery Inc. ("White Pine"). White Pine is a Delaware company, which owns and operates a refinery in White Pine, Michigan. As well, this agreement provides that CMM may be required by Considar WP to purchase those shares. The purchase price to be paid by CMM for the shares is US$13 million (subject to certain adjustments on closing). The purchase and sale of this refinery may occur as early as January 2005 or as late as January 2007 (unless CMM and Considar WP agree to different dates). During the period of time that Considar WP remains the owner of the shares of White Pine, it is required to operate the refinery in accordance with standards agreed to by CMM.

3. CMM has a tolling agreement with White Pine under which CMM annually delivers approximately 85,000 short tons of specification copper anodes to White Pine for refining. This agreement is in effect until the transaction relating to CMM's acquisition of the shares of White Pine is completed.

4. CMM has a slimes sale agreement with The International Metals & Minerals Co. Ltd. ("IMM") under which IMM purchases CMM's entire White Pine refinery slimes production for 2004.

HBMS also has the right to acquire the White Pine Copper Refinery that is located in the western Upper Peninsula area of Michigan, approximately 160 kilometres north of Rhinelander, Wisconsin close to the town of White Pine. The facility is adjacent to Michigan state highway 64 and 29 kilometres southwest of the town of Ontonagon, a port city on Lake Superior.

The Refinery and related facilities are located in a metallurgical process plant area previously operated by Copper Range Company ("CRC") and BHP White Pine Refinery Inc. which, in the case of CRC, owned and operated the White Pine copper mine and smelter. CRC closed the mine and smelter and rehabilitated the site outside of the fenced area that is now owned by Considar WP Acquisition Corp. The White Pine refinery and related facilities have been isolated from the remaining copper facilities, both environmentally and otherwise, with the state of Michigan providing an Environmental Covenant "not to sue".

The facilities at White Pine Refinery Inc. include:

- An approximately 64,000 tonne/annum cathode copper refinery
- Anode receiving and storage
- Cathode storage and shipping
- An Asarco furnace and shape plant (not operating)
- An anode caster (not operating)
- A smelter converter aisle (not operating)
- 38 acres of capped, re-vegetated and fenced land
- An administration office complex

The operating facilities are in excellent condition and the refinery is fully functional and well maintained and was constructed in 1982 for approximately US$83 million.

White Pine has contracted with CMM to purchase approximately 85,000 short tons/annum of copper anode each year.

The refinery processes the copper anode to refined copper cathode at a toll charge of US 8.375¢/lb cathode. The refining charge is a condition of the White Pine purchase arrangement, and at the time of negotiation was typical of market conditions, which were characterised by a shortage of refining capacity in North America. On acquisition, refining costs will drop to actual refinery operating costs, currently in the order of US 5.00¢/lb to US 5.50¢/lb. The cathode is sold to Sudamin Metall GmbH by CMM at the White Pine loading dock. Spent anode from the process is shipped from White Pine to the CCR Noranda refinery in Montreal. Spent anode represents approximately 17% of the anode shipped to the White Pine refinery. Slimes residue from the refining process containing precious metals is shipped to The International Metals & Minerals Co.

The US$13 million capital investment to purchase the White Pine refinery will provide a dedicated vertically integrated refinery facility for HBMS. The capital expenditure has been included in the long-term plan to occur in 2005. Based on the reduced cost of refining, the investment in the White Pine refinery will provide an excellent return, while at the same time providing an assured refining capability.

10.0 ENVIRONMENTAL AND PERMITTING

10.1 APPROACH

Gerd Wiatzka, SENES Consultants Limited ("SENES") and Wayne Clifton of Clifton Associates ("Clifton") were retained through Howe to assist ONTZINC Corporation in the assessment of the reasonableness of HBMS statements with respect to environmental status and liabilities of their operation(s). In addition Senes and Clifton were instructed to prepare a worst-case-scenario closure budget for the HBMS assets in order to provide ONTZINC with an estimate that could be used in formulating its bid for the assets.

SENES and Clifton participated in a site visit and reviewed selected documents. The following summarizes their opinions of the environmental status of the HBMS operations. This opinion is based on observations and HBMS responses to questions and comments during the site visit of 23 and 24 June 2004, a review of documents, one day in the data room in Winnipeg, and subsequent responses from questions to HBMS.

SENES and Clifton both have prior experience with the HBMS operations.

10.2 REVIEW BASIS

The major source documents seen as part of the review included:

- Information provided by ONTZINC by fax on June 16, 2004 that contained a section on Environmental Aspects of Acquisition, including closure costing, and the Executive Summary of the comments of the May. 16, 2004 URS report entitled "Hudson Bay Mining and Smelting Co. Limited 2004 Environmental Compliance Audit Manitoba, Saskatchewan, and Ontario Facilities (URS 2004a);
- The Conceptual Decommissioning Plan for the Flin Flon Facility. This document was available for review at the RBC Dominion Securities Inc. office in Toronto before and after the June site visit; and
- The Confidential Information Memorandum generated by RBC Capital Markets dated April 2004.

10.3 GENERAL FINDINGS

Based on the site visit, the review of the information available HBMS is aware of the environmental issues and aspects of its operations; is generally managing them in a manner consistent with industry practice and standards; and, is in material compliance at its operations. Closure concepts have been developed for its various sites and operations, along with order of magnitude cost estimates that have been accepted by the regulators.

Anglo American International plc, the parent company and sole shareholder of HBMS also has a strong, world-wide emphasis on Environmental, Health and Safety Management at its operations.

10.4 ENVIRONMENTAL, HEALTH AND SAFETY MANAGEMENT

Although not specifically reviewed, HBMS has been evolving and improving its environmental, health, and safety management programs since the initiation of the 777 Project planning stage in 1995 (see discussion in Section 6.2). Dramatic improvements have been reported in the CIM with respect to health and safety performance over the last decade, with HBMS now ranking among best practice accident frequencies for the industry. HBMS has several certifications that attest to the quality of its operations: ISO 9001:2000 (Product Quality), ISO 14001:1996 (Environmental Management) and has been recently recommended for certification under SGS OHSAS 18001 (Safety Management).

10.5 OPERATIONAL ENVIRONMENTAL PERFORMANCE AND LIABILITIES

10.5.1 Legal Compliance

Environmental performance was recently audited by an external consultant (URS 2004a). The findings of the audit indicate that for the most part HBMS is compliant with regulatory requirements. Any items of non-compliance that were identified and listed have been or are being acted upon.

10.5.2 Air Quality

Since the early 1990s, significant capital has been invested for environmental improvements at the smelter to reduce emissions. These improvements have included smelter and refinery process system upgrades as well as air cleaning system installations that have resulted in substantial reductions of airborne emissions. HBMS has participated in the industry/government ARET and SOP programs. ARET reduction targets have been met, and HBMS is currently at 73% of the 2008 SOP reduction targets and expects to achieve an 80% reduction (from 1988 levels) by 2008 and 90% thereafter, without significant capital outflows.

Ambient air quality issues have been a recent concern in association with tailings dusting. HBMS has undertaken corrective actions through slag cover placement over exposed beaches and is presently in the process of changing its tailings deposition plan in an attempt to minimize dust potential.

10.5.3 Water Quality

Water management and water quality is an area that HBMS has focused its environmental work over the years. The acid generating nature of the concentrator tailings, common to all base metal operations of this type, can impact surface waters downstream from the tailings management facility. Currently all effluents from the tailings management facility are treated and in compliance with environmental regulations.

The HBMS environmental management technical support group continuously monitor water quality, as well as other environmental factors such as, air quality, and soil contamination. Since 2002, the HBMS environmental management group has identified three environmental events that resulted in seven occurrences where environmental thresholds were exceeded. These occurrences were not related to water acidity but rather to build up of ammonia in the tailings pond water during winter months. The ammonia is a residue from explosives used in the mining operations. HBMS notified the regulatory authorities and dealt with each of the events expeditiously such that no citations or fines were levied.

10.5.4 Contaminated Facilities & Soils

The mill plant and metallurgical facilities and site reflect the impacts of historic and current operations. HBMS has undertaken some clean up of the plant and site area as part of recent plant site improvements and waste management areas. Full cleanup and restoration will only be undertaken at closure. Progressive reclamation of past operating sites has occurred with good results according to the best of our knowledge.

10.6 CLOSURE CONCEPTS AND LIABILITIES

10.6.1 General

Closure concepts and order of magnitude estimates have been developed for all of the HBMS sites. These documents have been provided to the regulators as required for regulatory review and feedback. The current concepts were formally submitted in 1997 for the first time, and are reviewed on a five-year basis thereafter. As at January 2004, closure liabilities have been estimated by HBMS at approximately $50 million. Of this amount about $4 million is related to remote sites and the remainder for the Flin Flon area.

10.6.2 Remote Sites

HBMS has operated remote mines in the vicinity of Flin Flon over the years, most of which have been successfully decommissioned and some returned to the Crown. Based on their past experience with remote mine sites, it is expected that the closure plans and costs for current operations at remote sites should generally be in line with the proposed concepts and cost estimate. In addition to the primary facilities at Flin Flon, HBMS has other sites at Snow Lake (concentrator and Anderson Lake Tailings Management Facility (TMF)), Trout Lake (mine), Chisel (mine), and Konuto (mine). Conceptual closure plans have been developed for each site and cost estimates have been prepared for the purpose of negotiating the financial guarantees required by the Province of Manitoba.

The plans are conceptual only and, with the exception of Konuto, may not be implemented for some time, enhancing risks related to changes in regulatory environment and price escalation.

The costs are based on implementation as part of ongoing mine operations. Should events precipitate a more rapid closure costs would probably escalate. In addition no contingency is provided to cover construction risk.

No provision is made for post-closure modifications if monitoring indicates performance is not acceptable to the regulators.

10.6.3 Flin Flon Area

Closure of the main Flin Flon facility and tailings area will be challenging given its historic nature and the high acid rock drainage (ARD) potential of the contained tailings. The government Joint Review Group (JRG) has approved present concepts and cost estimates for minimizing water inflow and post-closure perpetual water treatment. These concepts will require periodic updates and detailed planning in future as the facility nears its end of life. In general the concepts provide a rationale approach for the collection and treatment of contaminated waters.

10.7 POTENTIAL ISSUES/CONCERNS

10.7.1 Operational

In general, it appears that HBMS is working in accordance with current regulatory requirements or making changes in those areas that compliance has been an issue. Areas of uncertainty that could have possible implications on annual operating costs include:

- The soon to be released new Environment Canada air quality requirements that have resulted from the BEMAG (Base Metal Multi-stakeholder Advisory Group) federal initiative;
- Un-confined discharge at Anderson Lake may be an issue in future under the new MMER; and
- Future initiatives may result in the need to assess, and if necessary treat, off-site soils in the community during operations.

10.7.2 Closure

In general, the closure concepts and cost estimates as developed by HBMS to date appear to be reasonable and rational for the various sites. Higher confidence in the concepts can be expected at remote sites where limited issues exist due to the absence of milling or tailings facilities.

Although the existing HBMS closure concepts for the Flin Flon area are reasonable and reflect the current state-of-the-art technology for dealing with the requirements to reclaim the site, Howe's estimate of the closure costs were representative of a worst-case-scenario and included funds for the potential of undetermined issues that could influence future , costs, including:

- **Ross Lake**

  a) The status of any cleanup requirement of the Ross Lake sediments – this is not covered by any allowance at this time in the closure costs;

- **Water Treatment**

  a) The final design and construction of an appropriate water treatment plant for tailings treatment – current cost allowances are based upon existing technology whereas 15 years from now new, technology that would require higher expenditures could be required;

  b) ;

  c) Sludge management and deposition may become an issue in the future - although sludge management has not been assessed, HBMS believes that sludge placement underground may provide a cost effective solution;

- **Perpetual Care, Maintenance, Monitoring**

  Future regulations may require long perpetual care (decades) that would require a trust fund to be set up to cover the cost of such a program.

- **Off site soil contamination**

  a) HMBS have not included for the cleanup of off-site soils in the current closure plans. Although HBMS has indicated this is not a problem and that the medical officer of health is on record as saying there are no issues in this regard, this is an area where evolving regulations may result in future un-quantifiable liabilities.

  b) A study on the trace metals emissions from Cu/Zn smelters and refineries in Canada it was shown that at HBMS the risk quotients for ecological impacts exceed 1.0 (compared with 25th percentile critical load) for both copper and cadmium out to a distance of at least 2 km (based on TSP monitoring data), and exceed 1.0 for both zinc and lead to 0.6 km from the smelter. This suggests that the emission of these trace metals may cause ecological harm in about 25% of the area within these distances from the HBMS smelter - which of course could be a future cleanup liability either during operation or at closure.

The Province is a major stakeholder in these sites and must be a party to any discussions that modify the closure plans in any way. They also have reportedly limited HBMS exposure to closure costs on at least one other occasion so consultation with them will be essential if discussions move to the next stage.

10.7.3 Howe Capital Investment Budget for Closure

On balance the existing HBMS closure concepts and costs estimates are reasonable. They are based on currently available technology and have been accepted and approved by the regulatory authorities. Howe was instructed by ONTZINC to rigorously review the long-term capital cost estimates for mine, plant and tailings management facility decommissioning, restoration, and long-term perpetual care and monitoring of the environment. Accordingly Howe has taken a conservative approach that assumes a worst-case scenario for the long-term closure plans for the Flin Flon and Snow Lake tailings management facilities ("TMF").

Table 10-1 compares the HBMS environmental budget with the Howe environmental budget for the period 2005 to 2018. The major difference in the capital estimates relate to the decommissioning, restoration, and perpetual care estimates for the Flin Flon TMF. Howe has not credited any salvage value of the decommissioned assets into its estimate. The capital cost estimates for this worst-case-scenario have been included in the economic evaluation (Section 12).

TABLE 10-1 CLOSURE COSTS AND ONGOING ENVIRONMENTAL MONITORING

($ Millions)	**HBMS ESTIMATES (2003) Managements Best Estimate**	**HOWE ESTIMATES (2004) Worst Case Scenario**
DECOMMISIONING		
FLIN FLON MINES, SMELTER, PLANT &TMF	$22.8	$59.0
SNOW LAKE PLANT & TMF	$ 0.7	$ 0.7
CHISEL NORTH MINE	$ 0.3	$ 0.6
TROUT LAKE MINE	$ 0.7	$ 1.2
KONUTO MINE	$ 0.1	$ 0.1
OTHER PAST PRODUCERS	$ 4.6	$ 4.6
ROADS, RAILWAYS,	$ 2.6	$ 2.6
SUBTOTAL	***$31.8***	***$68. 8***
RESTORATION		
FLIN FLON SITE AND TMF	$10.7	$ 7.6
SNOW LAKE PLANT &TMF	$ 1.5	$ 1.5
CHISEL NORTH MINE	$ 0.3	$ 0.7
TROUT LAKE MINE	$ 0.9	$ 1.4
KONUTO MINE	$ 0.1	$ 0.1
OTHER PAST PRODUCERS	$ 3.0	$ 3.0
SUBTOTAL	***$16.5***	***$14.3***
PERPETUAL CARE		
FLIN FLON TMF	$ 1.8	$ 7.0
SNOW LAKE TMF		$ 2.0
SUBTOTAL	***$ 1.8***	***$ 9.0***
TOTALS	**$50.1**	**$92.1**

11.0 CAPITAL AND OPERATING COSTS

11.1 CAPITAL COSTS

HBMS has a detailed capital expenditure program that includes operating capital and "stay-in-business" capital. We have reviewed both categories and have reapportioned some of the capital to operating expenses. Howe's estimate of the total capital is $345.2 million over the Howe LOM plan. While the expenditures in general are adequate and consistent for an operation of this size we have not reviewed in detail individual expenditures.

The total sustaining capital for the Howe LOM:

($ Millions)	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**
Major Projects	10.1	16.4												
Mine Development	21.1	26.9	23.9	16.8	16.9	10.3	7.2	5.7	6.6	3.8	1.6	0.9	0.2	0
Other Capital	3.9	15.3	10.9	7.5	5.9	5.4	4.5	4.0	4.1	2.8	2.0	1.6	0.5	0
Environmental	0.7	1.0	2.1	1.1	-	-	-	-	-	0.7	0.6	2.7	20.7	62.5
Total	35.8	59.6	36.9	25.4	22.8	15.7	11.7	9.7	10.7	7.3	4.3	5.2	21.4	62.5

11.1.1 Mine Development Capital

The mining operations use two categories, sustaining capital and development capital. We have reviewed the expenditures and adjusted the expenditures to be either capital or operating costs to reflect the nature of the expenditures.

($Millions)	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**
777	8.96	9.34	11.3	9.62	8.13	7.23	6.59	5.25	6.49	3.83	1.64	0.87	0.17
Trout Lake	8.80	10.6	7.0	4.34	6.00	2.32	0.32	0.26					
Konuto	1.74	1.04											
Chisel	1.60	6.00	5.64	2.84	2.74	0.75	0.31	0.20	0.10				
Total	21.1	26.9	23.9	16.8	16.9	10.3	7.22	5.71	6.59	3.83	1.64	.87	0.17

11.1.2 Sustaining Capital

The concentrators have been upgraded over the past few years and do not require any major refurbishment during the LOM. The shorter projected life at Snow Lake requires only minimal expenditure. The smelter and the zinc plant have had significant upgrades over the past few years and therefore do require only normal refurbishment expenditures to furnace liners and other areas of high wear. The LOM includes capital to maintain the existing support facilities and to refurbish the buildings and other operations that are common aspects. The largest expenditure is for the purchase of the White Pine Refinery ($16.4 million) that could improve the cash flow as a result of lowering the current refinery costs. Normal repair and upgrade have been included in the capital costs estimated in the LOM as:

$ Millions	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Projects	10.1	16.4											
Mills	0	2.2	1.9	0.6	1.1	0.4	0.3	0.3	0.2	0.2	0.1	0.1	
Smelter	0	3.8	3.0	2.2	2.0	1.6	1.4	1.1	1.2	0.5	0.5	0.5	
Zinc Plant	0	4.0	3.5	2.0	1.5	1.5	1.5	1.5	1.5	1.0	0.5	0.5	0.5
General	3.9	5.3	2.5	2.3	1.8	1.2	1.2	1.1	1.1	1.1	0.8	0.5	
Total	14.0	31.7	10.4	7.2	5.6	5.2	4.3	3.9	4.0	2.7	2.0	1.6	0.5

11.1.3 Environmental Capital

The estimated LOM capital costs for the environmental work and closure are:

($Millions)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Decommission	0.3	0.7	1.8	1.1	0	0	0	0	0	0.7	0.6	2.7	20.7	62.5
Restoration	0.4	0.3	0.3	0	0	0	0	0	0	0	0	0	0	0
Total	0.7	1.0	2.1	1.1	0	0	0	0	0	0.7	0.6	2.7	20.7	62.5

11.2 OPERATING COSTS

11.2.1 Mining Costs

The mining costs vary at each mine according to the time of mining used and the underground configuration of the ore. The direct mining costs (ore extraction) are relatively similar for each mine reflecting the similarity of the ore zones.

$/t	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
777/Callinan	41.68	42.07	41.02	40.59	40.57	38.96	39.42	42.12	42.26	43.17	41.26	31.27	31.27	31.27
Trout Lake	34.23	38.71	36.10	39.37	38.05	31.71	30.36							
Konuto	39.08	40.73												
Chisel	51.25	69.70	58.30	54.22	52.67	46.82	43.95	43.25	42.07					

11.2.2 Concentrator Costs

There are two concentrators that process the ore from the mining operations. Snow Lake was built to service the eastern part of the Flin Flon greenstone belt. Flin Flon was the original concentrator and processes ore for the western part of the Flin Flon greenstone belt.

Currently the Snow Lake concentrator processes ore only from the Chisel North mine. The Snow Lake costs are higher than the Flin Flon concentrator due to the trucking and low throughput costs from the Snow Lake concentrator to the Flin Flon smelter complex.

The milling cost at each concentrator is:

$/t (ore)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Flin Flon	7.30	8.10	7.90	7.40	7.80	8.20	7.90	8.30	9.00	9.00	9.00	9.10	8.60	8.60
Snow Lake	16.41	16.78	15.89	15.89	15.89	15.89	15.89	15.89	15.89	15.61				

11.2.3 Smelter and Zinc Plant Costs

The copper smelter processes all the copper concentrates from the mines as well as all purchased copper concentrates. It has the capacity to produce 90,000 tonnes of anode copper per year. The smelter has 214 employees and operates 24 hours per day 365 days per year although there are shut down periods for planned maintenance.

The zinc plant including the cell house also operates 365 days per year on 12-hour shifts and employs 261.

The operating costs for the smelter and zinc plant per tonne of concentrate

$/t (conc)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Copper Smelter	128.9	133.5	126.7	123.1	124.6	118.4	118.6	119.1	125.7	118.1	117.4	117.7	120.3	120.3
Zinc Plant	243.3	249.9	242.8	241.3	238.0	239.8	245.3	243.6	241.8	241.8	240.2	240.6	251.3	251.3

11.2.4 Infrastructure Costs

All the surface and related infrastructure costs are included in each of the operating areas in proportion to their requirements. This includes areas such as the laboratory, central maintenance, health and safety and management.

12.0 ECONOMIC EVALUATION

12.1 INTRODUCTION

Howe has prepared a Life-of-Mine Plan ("LOM") based on the resource base of 24.3 million tonnes, utilizing the underground resources to the greatest extent possible to provide feed to meet the available plant treatment capacity. Howe confirms that HBMS has in place adequate equipment and resources to operate at the projected level of production and that the underground mines and surface concentrators, smelter and refinery have the capacity to achieve the proposed tonnage production as set out in the LOM. However, it is noted that captive production does not provide all the feed necessary to maintain the smelter and zinc plant at full capacity.

The LOM Plan commences January 1, 2004 and ends Dec. 31, 2017 and for modeling purposes the mines are assumed to close when the present mineral reserves run out. The actual timing of the closure will ultimately depend on the success of each operation to replenish mineral reserves. The mines have a history of identifying additional mineral resources and subsequently converting these mineral resources to mineral reserves. As such, capital expenditure profiles call for completion of the underground mine development programs, mine and mill equipment requirements and closure and reclamation costs. The capital cost estimate does not include any estimate of the salvage value of the assets.

The LOM Plans and the technical economic projections include forward-looking statements that are not historical facts. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

12.2 ECONOMIC PARAMETERS

The economic evaluation uses the following metal and exchange prices:

	2004	2005	2006-2018
Copper	US$1.23/lb	US$1.20/lb	US$0.90/lb
Zinc	US$0.48/lb	US$0.56/lb	US$0.50/lb
Gold	US$425/oz	US$425/oz	US$375/oz
Silver	US$6.00/oz	US$6.00/oz	US$5.00/oz
C$:US$	1.25	1.33	1.43

These prices are slightly different from those used by HBMS in its LOM and in the prices used by HBMS to establish the cut-off values for the HBMS January 1, 2004 ore reserve estimates.

The economic appraisal of the LOM by Howe has been completed using Microsoft Excel® software. The economic model is based on a model prepared by HBMS and adjusted and expanded by Howe for analysis purposes. The adjustments to reserves, resources and capital costs have been discussed in detail elsewhere in this report.

12.3 BASE CASE FISCAL AND TAXATION PARAMETERS

Capital and operating costs are stated in first quarter 2004 Canadian dollars and no provision has been made for inflation. All Howe's cash flow projections are in constant 2004 Canadian dollars.

The operation is subject to the Canadian tax system however there are considerable tax credits and therefore ONTZINC does not expect to pay taxes during the LOM plan.

12.4 TECHNICAL MODEL INPUTS

Only currently delineated proven and probable underground reserves are mined through the term of the LOM. Production rates, ore grades and metallurgical recoveries over this period have been reviewed by Howe and found to be attainable and sustainable and included as presented.

12.5 OPERATING COSTS

Operating costs are based on the projections made by HBMS and adjusted by Howe as appropriate to accommodate the capital cost and operating cost split.

There are several additional cost and revenue items of a general and administration nature that have been included in the Howe financial projections. Capital taxes (to province of Manitoba) and profit sharing plan costs cannot be determined until the final corporate structure of the new owner and the structure of the financing are defined. These costs could be $4 to $10 million per year.

A general and administrative cost has also been included by Howe averaging $20 million per year to cover senior management, human resources, insurance, accounting and other corporate functions.

In addition net income from Zoechem averaging $2.6 million per year and "opening working capital" comprised of cash and receivables that will be remain in HBMS on closing of the acquisition have been included. The $30 million cash portion of the opening working capital has been allocated by Howe to 2005 and the $100 million in receivables has been allocated to 2017, the final year of production in the Howe LOM.

12.6 CAPITAL COSTS

No major capital projects are planned during the LOM period. The mine infrastructure currently in place is sufficient to support the planned steady state mining production levels for the period. Capital projects are therefore expected to relate primarily to:

Refurbishment of major plant and equipment

Tailings dams repair and expansion

Waste development (inclined or flat) to access new blocks of ground

Environmental costs and closure and rehabilitation costs

The total capital expenditure is projected to be $345.2 million over the LOM plan. All capital expenditure can be internally funded. The current capital expenditure includes a provision for ongoing expected exploration expenditures within the LOM plan to develop and mine all the delineated inferred resources however there is no provision for exploration of new or projected resources outside the existing mining areas.

12.7 CASH FLOW PROJECTIONS

Howe has prepared cash flow projections based on operational parameters that have been discussed in detail elsewhere in this report. The base case cash flow projections are presented in Table 12-2. Howe is of the opinion that the cash flow projections reasonably reflect current metal and financial market trends.

TABLE 12-1 SUMMARY OF KEY RESULTS OF CASH FLOW PROJECTIONS

Parameter	($ amounts in millions)
Total Zinc Produced	3.308 billion lbs
Total Copper Produced	2.513 billion lbs
Ounces of Gold Produced	860,200 oz
Ounces of Silver Produced	18,634,400 oz
Total Tonnes Mined	24,371,400
Average Grade % Cu	2.15
Average Grade % Zn	4.81
Average Grade g/t Au	1.80
Average Grade g/t Ag	23.66
Zinc Revenue	2,370.3
Copper Revenue	3,289.6
Gold Revenue	463.1
Silver Revenue	134.3
Total Operating Costs	4,865.9
Free Cash Flow from Operations (after capital)	1,046.3
Total Capital Costs	345.2
Cash Surplus (after tax and pre acquisition costs)	966.5
NPV @ 8% (cash surplus after tax and pre acquisition costs)	588.4
NPV @ 10% (cash surplus after tax and pre acquisition costs)	531.7
IRR (after acquisition cost $312 million)	25.0%

Achievement of the cash flow as projected by Howe is dependent upon the successful implementation of the improvements included in the HBMS LOM plan.

Overall, Howe considers the HBMS project to have minimal significant risks reflecting its maturity as an on going operating facility. Management is experienced with mining projects in northern climates, the mining methods selected (long hole stoping and mechanized cut and fill) are simple and well-suited for the ore bodies, the process flow sheet at each concentrator is simple and based on long-proven technology as is the copper smelter. The new zinc plant is state of the art technology and is relatively complex.

Howe is satisfied that notwithstanding the risks identified and modifications reported herein, the LOM Plan for the project has been based upon sound reasoning and engineering judgment and is achievable within the context of the normal risks associated with underground mining.

12.8 HOWE'S REVIEW OF HBMS' LOM PLAN

The HBMS LOM plan is based on certain assumptions, which project improvements upon historical performance based on various assumptions. Although Howe finds the assumptions to be reasonable, if these improvements are not realized the projected cash flows may be les than forecast. The following comments summarizes Howe's opinion of the projected assumptions and their likely impact should they not materialize.

- The HBMS LOM plan projects increased underground operations over 2004 levels primarily at the 777/Callinan operation to offset closures at other operations. This improvement is to be achieved by improved mining practices, reduced transportation lengths expansion of equipment and better dilution control.

- Howe considers that the total resources can be increased and recommends that some additional provision be made to allow further development for exploration of the down dip and lateral extensions of existing ore zones.

- Mine management projects certain improvements to operating costs, over and above that historically achieved in 2002. Howe have reviewed the underlying assumptions and appropriately modified the projection to incorporate any increased/reduced tonnages mined and treated.

- There are zones of mineralization not included in the plan that are on nearby exploration properties that provide significant potential for upgrading into resources and reserves that could extend the mine life and reduce the dependence on purchased concentrates.

- There are mineral resources that are classified as Inferred Mineral Resources (totalling 3.2 million tonnes) that occur totally within the existing underground mine envelopes. HBMS continually conducts drilling and exploration to upgrade this mineral resource to a category that will allow it to be included in the mine plan. Howe believes that this intensive exploration program is a prudent long-term mine planning approach.

- Howe estimates total environmental liability for the assets to be in the order of $92 million. In addition management believes that with the salvage value of the assets on closing it believes that it has significant assets that will substantially reduce the liability.

- Howe has allowed for a total planned capital expenditure of $345.2 million including sustaining capital, the additional capital development referred to above and the purchase of White Pine refinery.

12.9 SENSITIVITY ANALYSIS

The project has been assessed on the capability to generate cash flow with a number of sensitivities. It is able to withstand the impact of negative changes in a number of parameters and maintain a positive cash flow. The following tables demonstrate the robust nature of the project. In all cases the long term price of gold and silver have been kept constant at US$375 and US$ 5.00, respectively.

This analysis suggests that the project is most sensitive to the Canadian dollar/ US dollar exchange rate. The following tables assess the economic projections for the project for the period from Jan. 1, 2005 to the end of the current reserve life.

In Howe's opinion, the current HBMS assets would have withstood the lowest zinc prices of the last decade without suffering operating losses.

The following table illustrates the sensitivity of the project's Net Present Value ("NPV") to metal prices in US$ versus the C$/US$ exchange rate:

NPV @ 8% (millions)

C$/US$ Exchange Rate	Base Case $ 0.70	$ 0.75	$ 0.80	$ 0.85
Base Case Cu $.90/Zn $ .50	**588.4**	370.9	180.5	12.6
Cu $1.00/Zn $ .50	782.3	551.9	350.2	172.3
Cu $1.00/Zn $ .40	587.6	374.1	187.4	22.6
Cu $1.10/Zn $0.40	781.5	555.1	357.1	182.3
Cu $1.10/Zn$0.50	976.3	732.9	519.9	332.0
Current Cu $1.29/Zn$0.47	1,286.3	1023.5	793.5	590.5

The following table illustrates the sensitivity of the project's NPV to variation in copper and zinc metal prices in US$:

NPV @ 8% (millions)	Cu $ 0.75/lb	Cu $ 0.90/lb	Cu $ 1.00/lb	Cu $ 1.10/lb	Cu $ 1.30/lb
Zn $0.40/lb	102.8	393.7	587.6	781.5	1169.3
Zn $ 0.50/lb	297.5	**588.4**	782.3	976.3	1364.1
Zn $ 0.60/lb	492.3	783.2	977.1	1171.0	1558.9
Zn $ 0.70/lb	687.0	977.9	1171.8	1365.8	1753.4

The following table illustrates the sensitivity of the project's NPV to variations in operating and capital cost estimates:

NPV @ 8% (millions)	Cap Costs –10%	Cap Costs –5%	Base Case	Cap Costs +5%	Cap Costs + 10%
Op Costs –10%	906.2	894.5	882.9	871.2	859.5
Op Costs –5%	758.9	747.3	735.6	724.0	712.2
Base Case	611.8	600.0	**588.4**	576.7	565.1
Op Costs + 5%	464.6	452.9	441.2	429.5	417.8
OP Costs + 10%	317.3	305.7	294.0	282.3	270.1

The following table illustrates the project's NPV to variations in discount rate:

Discount Rate	5%	8.0%	10.0%	12.5%
NPV	693.7	**588.4**	532.7	472.5

12.10 RISK ASSESSMENT

12.10.1 Upside Potential

The following issues could have a positive impact on the HBMS operations:

- Improvement in the cash generated by operations from metal prices that are higher than the Howe base case forecast.
- HBMS has mining leases and mineral claims that contain some highly prospective exploration properties outside the existing mine workings. Zones of mineralization have been identified in these

areas that have the potential to provide additional resources that could increase the operation's life.

- There is a high potential to discover significant additional reserves at depth below the existing workings, prolonging the project life and potentially improving economics.
- The capital costs include an expenditure of $16.4 million to purchase the White Pine refining facility that would result in lower costs for refining the copper and recovering the gold and silver. These improvements are included in the Howe LOM.
- Lower than anticipated process operating costs and capital savings.
- Improvement in the dilution and recovery of ore in the underground operations.
- Better than planned mill throughput, resulting in increased precious metal production.

12.10.2 Downside Risks

The following issues have the potential to have an adverse effect on the HBMS Project:

- Lower than forecasted head grade due to increased dilution or mineralization changes resulting in decreased metal production.
- Inability to maintain the conversion of resources to reserves at a reasonable cost as has been achieved in the past.
- Unfavourable tax rulings or changes in political climate could adversely affect profitability.
- The negative impact of the current US$/C$ exchange rate of 1.25 (October 2004) versus the Howe base case at 1.43.
- Increased capital costs for exploration and development of new resources.
- Increased operating costs relating to lower operating efficiency
- Inability to purchase zinc and copper concentrates at a reasonable price.
- Changes to environmental regulations and increased reclamation costs.

BASED ON HOWE 43-101 REVIEW OCTOBER 2004
Constant 2004 C$ - ASSUMES EFFECTIVE DATE OF CLOSING IS OCTOBER 1, 2004

TABLE 12-2 HOWE FINANCIAL PROJECTIONS, HUDSON BAY MINING AND SMELTING CO., LIMITED

	Units	Actual 2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Totals
PRODUCTION																	
Ore Mined	000 t	2,498.6	2,348.0	2,404.2	2,476.2	2,194.6	2,000.2	1,526.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	824.0	-	24,371.4
Zinc Average Grade	%	5.19%	5.03%	5.15%	5.07%	5.07%	5.06%	4.87%	4.35%	4.35%	4.35%	4.35%	4.35%	4.35%	4.35%	0.00%	4.81%
Copper Average Grade	%	2.01%	1.94%	1.85%	1.84%	1.90%	1.96%	2.23%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	0.00%	2.15%
Gold Average Grade	g/t	1.578	1.596	1.618	1.608	1.647	1.680	1.859	2.060	2.060	2.060	2.060	2.060	2.060	2.060	-	1.80
Silver Average Grade	g/t	16.711	20.091	21.696	21.449	22.509	23.414	26.189	27.050	27.050	27.050	27.050	27.050	27.050	27.050	-	23.67
RESERVES (AT JAN 1, 2004)																	
Proven All Mines	000 t	5,924	3,425	1,077	-	-	-	-	-	-	-	-	-	-	-	-	
Probable All Mines	000 t	18,447	18,447	18,447	17,120	14,644	12,449	10,449	8,923	7,573	6,223	4,873	3,523	2,173	823	-	
Balance Remaining	000 t	24,371	21,872	19,524	17,120	14,644	12,449	10,449	8,923	7,573	6,223	4,873	3,523	2,173	823	-	
METAL CONTAINED IN CONCENTRATES (HBMS MINES)																	
Zinc	000 t	105.6	96.1	100.9	102.2	90.7	82.3	60.5	47.8	47.8	47.8	47.8	47.8	47.8	29.2	-	848.8
Copper	000 t	44.9	40.7	39.9	40.7	37.4	35.1	30.5	30.2	30.2	30.2	30.2	30.2	30.2	18.4	-	424.1
Gold	000 oz	79.4	75.5	78.4	80.3	72.9	67.8	57.2	56.1	56.1	56.1	56.1	56.1	56.1	34.2	-	802.6
Silver	000 oz	799.6	806.9	892.2	908.4	844.9	801.1	683.6	624.6	624.6	624.6	624.6	624.6	624.6	381.2	-	9,065.9
METAL CONTAINED IN CONCENTRATES (PURCHASED)																	
Zinc	000 t	4.4	12.2	19.6	13.0	27.9	32.9	54.9	67.6	67.6	67.6	67.6	67.6	67.6	85.7	-	651.8
Copper	000 t	41.8	44.8	48.4	47.9	51.4	53.4	58.9	58.7	57.9	62.1	59.7	60.8	55.9	56.1	-	715.9
Gold	000 oz	2.4	3.6	3.9	3.9	4.2	4.3	4.7	4.6	4.6	5.0	4.8	4.9	4.5	4.5	-	57.6
Silver	000 oz	429.8	601.1	644.6	679.1	691.6	73.0	840.0	844.3	844.7	918.6	881.7	898.8	825.6	825.6	-	9,568.5
TOTAL METAL PRODUCTION INCLUDING PURCHASED CONCENTRATES																	
Zinc	000 t	110.0	108.3	120.5	115.2	118.5	115.3	115.4	115.4	115.4	115.4	115.4	115.4	115.4	114.9	-	1,500.6
Copper	000 t	86.7	85.5	88.2	88.7	88.8	88.5	89.4	88.9	88.1	92.3	89.9	91.0	86.2	74.6	-	1,139.9
Gold	000 oz	81.8	79.2	82.3	84.2	77.0	72.1	61.9	60.7	60.7	61.0	60.8	60.9	60.6	38.7	-	860.2
Silver	000 oz	1,229.4	1,408.0	1,536.7	1,587.6	1,536.5	874.0	1,523.5	1,468.9	1,469.3	1,543.2	1,506.3	1,523.4	1,450.2	1,206.8	-	18,634.4
METAL PRICES (Howe Base Case)																	
Zinc	US$/lb	0.49	0.56	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	
Copper	US$/lb	1.24	1.20	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	
Gold	US$/oz	425.00	425.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	375.00	
Silver	US$/oz	0.00	6.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	
EXCHANGE RATES		1.250	1.330	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	1.429	
Zinc Revenue	000 C$	147,174	177,844	189,786	181,424	186,650	181,504	181,701	181,747	181,747	181,747	181,747	181,747	181,747	180,949	-	2,370,335.6
Copper Revenue	000 C$	296,465	300,747	250,137	251,301	251,574	250,874	253,262	251,913	249,727	261,644	254,835	257,937	244,224	211,408	-	3,289,582.8
Gold Revenue	000 C$	43,456	44,746	44,108	45,102	41,272	38,620	33,180	32,509	32,511	32,695	32,577	32,633	32,448	20,746	-	463,148.5
Silver Revenue	000 C$	9,220	11,236	10,977	11,340	10,975	6,243	10,882	10,492	10,495	11,023	10,759	10,881	10,359	8,620	-	134,281.3
GROSS REVENUE	000 C$	496,317	534,572	495,007	489,167	490,471	477,241	479,025	476,661	474,479	487,109	479,918	483,198	468,777	421,723	-	6,257,348

TABLE 12-2 HOWE FINANCIAL PROJECTIONS, HUDSON BAY MINING AND SMELTING CO., LIMITED

BASED ON HOWE 43-101 REVIEW OCTOBER 2004
Constant 2004 C$ - ASSUMES EFFECTIVE DATE OF CLOSING IS OCTOBER 1, 2004

	Units	*Actual* 2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Totals
COST OF PRODUCTION																	
Mining	000 C$	99,353	100,473	100,265	100,376	91,645	79,729	61,621	53,874	56,862	57,050	58,421	55,700	42,214	25,766	-	883,996
Flin Flon Concentrator	000 C$	16,066	16,752	16,736	16,398	15,052	14,100	10,706	11,259	12,164	12,191	12,150	12,258	11,543	7,045	-	168,353
Snow Lake Concentrator	000 C$	4,608	4,467	4,225	4,225	4,225	4,225	2,732	-	-	-	-	-	-	-	-	24,096
Copper Plant	000 C$	40,370	38,381	37,706	38,414	37,804	36,356	36,553	36,796	38,702	39,006	37,752	38,337	37,255	31,057	-	484,117
Zinc Plant	000 C$	54,469	51,372	55,920	54,543	55,896	54,772	56,120	55,733	55,824	56,332	55,951	56,041	59,088	58,878	-	726,471
Freight and Refining	000 C$	10,556	20,383	17,451	17,553	17,541	17,486	17,622	17,488	17,328	18,181	17,717	17,931	17,006	14,708		228,396
Cost of Purchased Concentrates	000 C$	133,319	148,241	116,019	122,605	144,429	155,767	193,477	206,965	205,049	215,279	209,720	212,282	201,189	219,405		2,350,426
Total Costs	000 C$	358,973	380,068	348,321	354,114	366,592	362,435	378,830	382,114	385,929	398,039	391,711	392,549	368,294	356,859	-	4,865,856
CASH FLOW FROM OPERATIONS	000 C$	137,345	154,504	146,686	135,053	123,878	114,806	100,195	94,547	88,550	89,070	88,207	90,649	100,483	64,864	-	1,391,493
CAPITAL EXPENDITURES																	
Major Projects	000 C$	10,100	16,400	-	-	-	-	-	-	-	-	-	-	-	-	-	16,400
Development Capital	000 C$	21,096	26,947	23,927	16,803	16,865	10,308	7,220	5,521	6,494	3,835	1,641	875	175	-	-	120,610
Sustaining Capital	000 C$	5,000	28,200	24,000	15,400	14,000	7,300	6,100	4,800	6,800	5,200	2,600	1,900	500	-	-	116,800
Environmental	000 C$	723	954	2,094	1,080	-	-	-	-	-	653	643	2,744	20,705	62,475		91,348
Total Capital Expense	000 C$	36,919	72,501	50,021	33,283	30,865	17,608	13,320	10,321	13,294	9,688	4,884	5,519	21,380	62,475	-	345,158
NET CASH FROM OPERATIONS	000 C$	100,426	82,003	96,665	101,770	93,013	97,198	86,876	84,226	75,257	79,382	83,323	85,131	79,103	2,389	-	1,046,335
Opening Working Capital	000 C$	-	30,000	-	-	-	-	-	-	-	-	-	-	-	100,000	-	130,000
Corporate Capital Tax	000 C$	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC		-
Zochem Net Income	000 C$	500	1,900	2,500	2,600	2,900	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700		34,200
Operational G&A	000 C$	25,900	24,800	22,500	20,500	19,500	19,500	19,500	19,500	19,500	19,500	19,500	19,500	19,500	19,500		262,800
Profit Sharing	10%	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC	**NC		-
NET CASH AFTER OTHER ITEMS		75,026	89,103	76,665	83,870	76,413	80,398	70,076	67,426	58,457	62,582	66,523	68,331	62,303	85,589		966,491
OTZ ACQUISITION COST		312,000															312,000
CASH SURPLUS AFTER ACQUISITION	000 C$	(293,244)	89,103	76,665	83,870	76,413	80,398	70,076	67,426	58,457	62,582	66,523	68,331	62,303	85,589	-	654,491
CUMULATIVE CASH SURPLUS	000 C$		(204,141)	(127,476)	(43,606)	32,807	113,205	183,281	250,706	309,163	371,745	438,269	506,599	568,902	654,491	654,491	

NC Not calculated

Corporate capital tax and profit sharing cannot be determined until details of the financing and the corporate structure have been established. The total annual cost could be in the $4 to 10 million dollar range

IRR (Inc Acquisition Cost)	25%
NPV after Tax before Acquisition Cost	
NPV (5% discount rate)	$693,696
NPV(8.0% discount rate)	$588,415
NPV (10% discount rate)	$531,695
NPV (12.5% discount rate)	$472,456

13.0 CONCLUSIONS

HBMS is a mature mining operation with over 75 years of operational history. The current management and operational personnel are recognized as leaders in the Canadian and international mining industry. Howe concludes that the long term mine planning and budget data that forms the underlying basis for this evaluation is of high quality and is unlikely to contain any material errors.

The high quality ore reserve and resource base and an improving commodity price market will enable HBMS to produce significant cash flow in the future. The acquisition of HBMS by ONTZINC represents a unique opportunity to acquire a proven mining company with a strong ore reserve and resource base, substantially refurbished operations and an experienced management team. The current proven and probable reserve and the ore body growth opportunity, particularly at the low cost Trout Lake and 777/Callinan mines provides potential to extend the current 13 year mine life. Apart from the extension to known ore bodies, HBMS' dedicated exploration team has a proven record of discovering new ore bodies, being credited with 19 of the 25 mines that HBMS has developed in its 75 year history. HBMS' large land position of 280,000 hectares in Manitoba and Saskatchewan offers excellent potential for further exploration that could result in the delineation of additional reserves that could result in a higher output and a longer mine life.

The views expressed by Howe in this technical report have been based on the fundamental assumptions that the current management resources and pro-active management skills and access to adequate capital necessary to achieve the LOM plan projections for the mining assets of HBMS will be available as projected.

Howe has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of HBMS' mining assets. The HBMS LOM plan for the mining assets as provided to Howe have been reviewed in detail for appropriateness, reasonableness, technical feasibility and economic viability. Where material differences were found, they were discussed with ONTZINC and HBMS and adjusted where appropriate. Howe considers that the resulting Howe projections are based upon sound reasoning, engineering judgement and achievable mine plans, within the context of the risks associated with the global mining industry.

14.0 REFERENCES

HBMS 2004 Data Room Files, Winnipeg, Manitoba (See Appendix C for itemized list).

Howe 2004 Draft Technical and Economic Due Diligence Review of the Hudson Bay Mining and Smelting Assets, Provinces of Manitoba and Saskatchewan, Canada; unpublished technical report by A. C. A Howe International, July 2004.

Lydon, John W., 1988a, Volcanogenic Massive Sulphide Deposits Part 1: A Descriptive Model, Geoscience Canada Reprint Series 3, Ore Deposit Models, page 145.

Lydon, John W., 1988b, Volcanogenic Massive Sulphide Deposits Part 2: Genetic Models, Geoscience Canada Reprint Series 3, Ore Deposit Models, page 155.

URS 2004a, report entitled "Hudson Bay Mining and Smelting Co. Ltd., 2004 Environmental Compliance Audit Manitoba, Saskatchewan, and Ontario Facilities

URS 2004b, report entitled "Hudson Bay Mining and Smelting Co. Ltd., 2004 Environmental Site Assessment of Previously Mined Sites and Explored Properties, British Columbia, Manitoba, Saskatchewan and Yukon.

15.0 CERTIFICATES

I, Michael Newbury of 192 Douglas Ave. Toronto, Ont. do hereby certify that:

1. I am a registered professional Engineer in the Province of Ontario and a Member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum with in excess of thirty years of experience in the evaluation of mineral deposits and projects. I have an Honours B.Sc. in economic geology from Queen's University and a M.Sc. in Mining from McGill University. I am a "qualified person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (the "National Instrument")

2. I visited the Project (as defined in this report) between June 21 and June 24, 2004.

3. I am responsible for the preparation of this report based on the sources and documents described in the report.

4. As of the date of this report, I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission to disclose which makes this report misleading.

5. I am not nor do I expect to become an insider, associate, affiliated entity, partner or employee of ONTZINC or an insider or affiliated entity of ONTZINC.

6. I do not own or expect to receive any securities of ONTZINC or an affiliated entity of ONTZINC or any ownership or royalty interest in Hudson Bay Mining and Smelting.

7. I have not received the majority of my income in the three years prior to the date of this report from any of: ONTZINC, insiders or affiliated entities of ONTZINC.

8. I am not nor do I expect to become an insider, affiliate or partner of a person or company that has an ownership or royalty interest in a property which has a boundary within two kilometres of the closest boundary of the properties held by ONTZINC.

9. Other than as stated in this report, I have had no prior involvement with ONTZINC or Hudson Bay Mining and Smelting.

10. I have read the National Instrument and Form 43-101F1, and this report has been prepared in accordance therewith.

11. I hereby give my consent to ONTZINC to use this report in support of its application to the TSX Venture Exchange in respect of the acquisition of Hudson Bay Mining and Smelting and the Prospectus of ONTZINC in connection therewith, and to reference this report in any applicable disclosure document, provided that no portion is to be used out of context in such a manner as to convey a meaning which differs from that set out in the whole.

Original Signed by

33834011

Michael Newbury, P. Eng.
November 5, 2004
Toronto, Ontario

LICENSED PROFESSIONAL ENGINEER
MICHAEL C. NEWBURY
PROVINCE OF ONTARIO

APPENDIX A

UNITS OF MEASURE AND ABBREVIATIONS

Ag	Silver
ARET	Accelerated Reduction and Elimination of Toxics
Au	Gold
BMAG	* re air quality in enviro section
Cu	Copper
DMT	dry metric tonne
ESP	* re air quality in enviro section
g	gram
g/l	grams per litre
g/t	grams per tonne
g/s	grams per second
km	kilometre
km/h	kilometre per hour
kV	Kilovolt
kWh	Kilowatt-hour
lb(s)	pound(s)
LOM	Life of Mine
l/s	litres per second
m	meters
m/h	meters per hour
m/s	meters per second
m^3	cubic meter
m^3/h	cubic meters per hour

mm	millimetre
Mt/a	million tonnes per annum
MW	Megawatt
No.	number
SOP	* re air quality in enviro section
TMF	tailings management facility
tonne(s)	metric tonne(s)
t/a	tonnes per annum
t/m	tonnes per month
t/d	tonnes per day
t/h	tonnes per hour
US$M	US$ x 1,000,000
US$(1000)	US$ x 1000
Zn	Zinc

APPENDIX B

LIST OF MATERIAL PROPERTIES

(Properties on which HBMS's mining, milling and metallurgical operations are currently located)

I. FLIN FLON METALLURGICAL COMPLEX

Includes 777/CALLINAN MINE and FLIN FLON Concentrator, Tailings Impoundment, Mill/Smelter

Freehold Titles in name of HBMS - Manitoba

CT#	Brief Legal	Brief Description
1789274	Portion Sec 6 and 7-67-29 WPM	Flin Flon Plant Site
1789910	Portion 6-67-29 WPM	East of Flin Flon Plant Site
1790039	Portion 6-67-29 WPM	Flin Flon, Plant Site
1790063	Portion 6-67-29 WPM	East of Flin Flon Plant Site, Land for Emergency Pipeline - Reservoir to Ross Lake
1790115	Portion 6-67-29 WPM in Plan 2727 PLTO	East of Flin Flon Plant Site, Pipe Line on "Fort Pitt Claim"
1801931	Parc A Plan 2609 PLTO in 6-67-29 WPM	Flin Flon, Plant Site and Whitney Forum site
1801942	Portion 6-67-29	East of Flin Flon Plant Site

Freehold Titles in name of HBMS - Saskatchewan

CT#	Brief Legal	Brief Description
112958185	Plan No. BC2024 Ext 6 as described on CT 67PA14872 (now 112958185), description 6	West of Flin Flon Plant Site
112958208	Plan No. BC2024 Ext 3 as described on CT 67PA14871 (now 112958208), description 3	Flin Flon, Plant Site
112958220	Plan No. BC2024 Ext 4 as described on CT 67PA14871 (now 112958220), description 4	Flin Flon, Plant Site
112958242	SE Sec 12 Twp 67 Rge 30 W1 Plan No. BC2024 Ext 5 as described on CT 67PA14871 (now 112958242), description 5	Flin Flon, Plant Site
121830397	Blk/Par A, Plan No. 101832768 Ext 6 as described on CT 61PA14413 (now 121830397, description 6	Southwest of Flin Flon Plant
121830410	Blk/Par C, Plan No. BQ5718 Ext 0 as	Southwest of Flin Flon Plant

	described on CT 92PA20963	
125869360	Blk/Par B, Plan No. BP3815 Extension 0 as described on CT# 92PA20998(1)	Flin Flon, Plant Site
125869382	Twp 67 Rge 30 W1 Extension 2 as described on CT# 92PA20998(1) descrition2	Flin Flon, Plant Site
126986563	Blk/Par A, Plan No. BQ53 Ext 1 as described on CT 61PA14413 (now 126986563)	Southwest of Flin Flon Plant
126986574	Blk/Par A, Plan No. BQ53 Ext 4 as described on CT61PA14413 (now 126986574	Southwest of Flin Flon Plant
126986596	Blk/Par A, Plan No. BQ53 Ext 5 as described on Ct 61PA14413 (now 126986596)	Southwest of Flin Flon Plant

Surface Permits

Surface Permit	DAN	DAN PERMIT	HBED
Surface Permit	GOLDEN POPPY	GOLDEN POPPY PERMIT	HBMS

Surface Leases- Manitoba:

Surface Lease	6SL	LA SALLE SURFACE LEASE	HBMS
Surface Lease	M45SL	BED BUG	HBMS
Surface Lease	M46SL	FLIN FLON FR	HBMS
Surface Lease	M47SL	B. NO. 47 FR	HBMS
Surface Lease	M48SL	B. NO. 46	HBMS
Surface Lease	M56SL	THE PAS 22	HBMS
Surface Lease	M60SL	THE PAS 29	HBMS
Surface Lease	M61SL	THE PAS 30	HBMS
Surface Lease	M62SL	THE PAS 31	HBMS
Surface Lease	M63SL	THE PAS 32	HBMS
Surface Lease	M64SL	THE PAS 33	HBMS
Surface Lease	M65SL	THE PAS 34	HBMS
Surface Lease	M66SL	THE PAS 35	HBMS
Surface Lease	M67SL	THE PAS 36	HBMS
Surface Lease	M78SL	THE PAS 23	HBMS
Surface Lease	M79SL	THE PAS 24	HBMS
Surface Lease	M83SL	MAYBE	HBMS
Surface Lease	M85SL	CRAIGGI FR	HBMS
Surface Lease	M86SL	SCHENLEY FR	HBMS

Surface Leases- Saskatchewan:

Surface Lease	MSL34	JANUARY SURF LEASE	HBED

Surface Lease	MSL35	JANETTE SURF LEASE	HBED
Surface Lease	MSL36	B #29 FR SURF LEASE	HBED
Surface Lease	MSL37	OWENS SURFACE LEASE	HBED
Surface Lease	MSL38	DAN SURFACE LEASE	HBED
Surface Lease	MSL39	A #1 FR SURF LEASE	HBED
Mineral Surface Lease	200026	MS 52 (Malachite)	HBMS
Mineral Surface Lease	200031	MS 80 (ROYAL CAZAZA)	HBMS

Miscellaneous Leases- Manitoba:

Misc Lease	MSC3351	MISC LEASE 3351	HBMS
Misc Lease	MSC3486	MISC LEASE 3486	HBMS
Misc Lease	MSC3542	MISC LEASE 3542	HBMS
Misc Lease	MSC3721	MISC LEASE 3721	HBMS
Misc Lease	MSC3775	MISC LEASE 3775	HBMS
Misc Lease	MSC3954	MISC LEASE 3954	HBMS

Mineral Leases- Manitoba

Mineral Lease	ML319	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML320	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML321	FLIN FLON MIN LEASE	HBMS
Mineral Lease	ML051	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML052	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML053	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML054	CALLINAN MIN LEASE	HBMS
Mineral Lease	ML055	CALLINAN MIN LEASE	HBMS

Mineral Leases- Saskatchewan

Mineral Surface Lease	Q-1312	B49	HBMS
Mineral Surface Lease	Q-4097	A38FR	HBMS
Mining Lease	ML 5518	FFN LEASE	HBMS
Mineral Surface Lease	Q-952	MONROE	HBMS
Mineral Surface Lease	Q-1010	RHINOCEROS	HBMS
Mineral Surface Lease	Q-1020	DARNING NEEDLE	HBMS
Mineral Surface Lease	Q-1053	TORPEDO	HBMS
Mineral Surface Lease	Q-1063	RED TOP	HBMS
Mineral Surface Lease	Q-1074	WEE RED TOP	HBMS
Mineral Surface Lease	Q-1076	4 QUEENS	HBMS
Mineral Surface Lease	Q-1084	MARGUERITE	HBMS
Mineral Surface Lease	Q-1104	SKY PILOT	HBMS
Mineral Surface Lease	Q-1105	JOHNNY BARON	HBMS
Mineral Surface Lease	Q-1112	B.M. JUNIOR	HBMS
Mineral Surface Lease	Q-1145	BATTLESHIP	HBMS
Mineral Surface Lease	Q-1146	TWO BITS	HBMS
Mineral Surface Lease	Q-1160	LITTLE RED TOP FR.	HBMS
Mineral Surface Lease	Q-1164	RED ROSE	HBMS
Mineral Surface Lease	Q-1258	JANUARY LEASE	HBMS
Mineral Surface Lease	Q-1260	JANNETTE	HBMS

Mineral Surface Lease	Q-1273	EOLA	HBMS
Mineral Surface Lease	Q-1278	LILLY	HBMS
Mineral Surface Lease	Q-1281	VIRGINIA	HBMS
Mineral Surface Lease	Q-1282	1920	HBMS
Mineral Surface Lease	Q-1289	FOX TROT	HBMS
Mineral Surface Lease	Q-1290	AMARYLLIS	HBMS
Mineral Surface Lease	Q-1302	OH DON'T	HBMS
Mineral Surface Lease	Q-1303	MARY E.	HBMS
Mineral Surface Lease	Q-1527	GENERAL HEPBURN	HBMS
Mineral Surface Lease	Q-1933	DAN	HBMS

OIC Leases - Manitoba

OIC	11	NANCY	HBMS
OIC	12	VICTORIA	HBMS
OIC	13	APEX	HBMS
OIC	14	UNIQUE	HBMS
OIC	15	OUTLOOK	HBMS
OIC	16	LAKEVIEW	HBMS
OIC	17	EXTENSION	HBMS
OIC	180	BURKE	HBMS
OIC	21	SNOWSHOE FR	HBMS
OIC	22	SUNSHINE FR	HBMS
OIC	303	THE PAS 16	HBMS
OIC	330	FOX FR	HBMS
OIC	331	THE PAS 33	HBMS
OIC	332	THE PAS 30	HBMS
OIC	333	THE PAS 29	HBMS
OIC	334	THE PAS 19	HBMS
OIC	335	THE PAS 26	HBMS
OIC	336	THE PAS 13	HBMS
OIC	337	THE PAS 15	HBMS
OIC	338	THE PAS 10	HBMS
OIC	339	THE PAS 12	HBMS
OIC	340	THE PAS 1	HBMS
OIC	341	THE PAS 2	HBMS
OIC	342	THE PAS 3	HBMS
OIC	343	THE PAS 11	HBMS
OIC	344	THE PAS 14	HBMS
OIC	345	THE PAS 27	HBMS
OIC	346	THE PAS 31	HBMS
OIC	347	THE PAS 32	HBMS
OIC	348	THE PAS 4	HBMS
OIC	349	THE PAS 6	HBMS
OIC	350	THE PAS 7	HBMS
OIC	351	THE PAS 8	HBMS
OIC	352	THE PAS 9	HBMS
OIC	353	THE PAS 17	HBMS
OIC	354	THE PAS 18	HBMS
OIC	361	GRIZZLY FR	HBMS

OIC	400	THE PAS 34	HBMS
OIC	407	THE PAS 39	HBMS
OIC	408	THE PAS 22	HBMS
OIC	409	THE PAS 25	HBMS
OIC	410	THE PAS 23	HBMS
OIC	416	THE PAS 36	HBMS
OIC	417	THE PAS 24	HBMS
OIC	418	THE PAS 35	HBMS
OIC	419	THE PAS 37	HBMS
OIC	420	THE PAS 21	HBMS
OIC	421	THE PAS 38	HBMS
OIC	426	THE PAS 28	HBMS
OIC	427	THE PAS 20	HBMS
OIC	466	LASALLE	HBMS
OIC	467	FLIN SLAM	HBMS
OIC	470	THE PAS NO. 5	HBMS
OIC	576	BED BUG	HBMS
OIC	608	SCHENLEY FR	HBMS
OIC	611	HOLY SMOKE	HBMS
OIC	623	RAINBOW FR	HBMS
OIC	629	FOG	HBMS
OIC	630	FORT PITT	HBMS
OIC	632	CRAIGGI FR	HBMS
OIC	677	VENUS FR	HBMS
OIC	678	BEAR FR	HBMS
OIC	M18	B NO. 25 FR	HBMS
OIC	M3	CATHERINE	HBMS
OIC	M4408	BORDER FR	HBMS
OIC	M86	B NO. 46	HBMS
OIC	M87	B NO. 47 Fr.	HBMS
OIC	M88	B NO. 48	HBMS
OIC	M90	Flin Flon FR	HBMS
OIC	M907	B NO. 24	HBMS
OIC	M908	B NO. 49	HBMS

Claims- Manitoba

Claim	28390	HIGH FLYER	HBED
Claim	28391	FOX TROT	HBED
Claim	29171	OH DON'T	HBED
Claim	29524	VIRGINIA	HBED
Claim	34600	MARY E	HBED

Quarry Leases: Saskatchewan

Quarry Lease	Y4172	Y-4172R5 (500024)	HBMS
Quarry Lease	Y4173	Y-4173R5 (500227)	HBMS

Quarry Surface Leases: Saskatchewan

Quarry Surface Lease	500024	Y-4172R5 SURF LEASE	HBMS

Quarry Surface Lease	500227	Y-4173R5 SURF LEASE	HBMS

II. TROUT LAKE

Miscellaneous Leases: Manitoba

Misc Lease	MSC3238	MISC LEASE 3238	HBMS
Misc Lease	MSC3537	MISC LEASE 3537	HBMS
Misc Lease	MSC3877	MISC LEASE 3877	HBMS

Mineral Leases: Manitoba

Mineral Lease	ML046	TROUT MINING LEASE	HBMS
Mineral Lease	ML047	TROUT MINING LEASE	HBMS
Mineral Lease	ML048	TROUT MINING LEASE	HBMS

Claims: Manitoba

Claim	37247	OUTLET NO. 1	HBMS
Claim	37248	OUTLET NO. 2	HBMS
Claim	37642	OUTLET NO. 3	HBMS
Claim	CB10185	TOP	HBMS
Claim	CB10194	TOP 1	HBMS
Claim	CB7033		HBMS
Claim	CB7103		HBMS
Claim	CB7105		HBMS
Claim	CB7265		HBMS
Claim	CB7458		HBMS
Claim	CB7459		HBMS
Claim	CB7460		HBMS
Claim	CB7461		HBMS
Claim	CB7475		HBMS
Claim	CB7476		HBMS
Claim	CB7478		HBMS
Claim	CB7479		HBMS
Claim	CB7480		HBMS
Claim	CB7481		HBMS
Claim	CB7482		HBMS
Claim	CB7483		HBMS
Claim	CB7484		HBMS
Claim	CB7489		HBMS
Claim	CB7888		HBMS
Claim	CB8502		HBMS
Claim	CB8514		HBMS
Claim	CB8515		HBMS
Claim	CB8516		HBED
Claim	CB8520		HBMS
Claim	CB8521		HBMS
Claim	CB8522		HBMS

Claim	CB8523		HBMS
Claim	CB8524		HBMS
Claim	CB8928		HBMS
Claim	CB8929		HBMS
Claim	CB9029		HBMS
Claim	CB9030		HBMS
Claim	P4771E	NU 1	HBED
Claim	P5060E	NU 2	HBED
Claim	P5061E	NU 3	HBED
Claim	P5062E	NU 4	HBED
Claim	P5063E	NU 5	HBED
Claim	P5064E	NU 6 FR.	HBED
Claim	W45261	BEV 1 FR.	HBMS
Claim	W45262	BEV 2 FR.	HBMS
Claim	W45263	BEV 3 FR.	HBMS
Claim	W45290	ZAP FR.	HBMS
Claim	W48657	TYKE 1	HBMS
Claim	W48658	TYKE 2	HBMS

III. KONUTO LAKE

Surface Lease: Saskatchewan

Surface Lease	200099	KONUTO SURFACE LEASE	HBMS

Mining Lease: Saskatchewan

Mining Lease	ML 5517	KONUTO LEASE	HBMS

IV. SNOW LAKE - includes CHISEL NORTH MINE, SNOW LAKE Concentrator GHOST LAKE MINE disposal area, STALL LAKE disposal area, ANDERSON LAKE tailings area)

Freehold Titles:

1537383	Snow Lake	B 24, P 747 PLTO in 68-17 Exc P 35325
1701609	Snow Lake	Plan 854 PLTO in 68-16&17 WPM
1770544	Snow Lake	Parcel G, P 4592 PLTO in 68-17 WPM
1823056	Snow Lake	L11, B10, P 646 PLTO in 68-17 WPM

Surface Leases:

Stall-Anderson

Surface Lease	M103SL	ASTRA 18	HBMS
Surface Lease	M110SL	ASTRA25, CHACO 13&14	HBMS
Surface Lease	M112SL	RAM 346 FR	HBMS

Surface Lease	M151SL	RAM 347 FR	HBMS
Chisel-Ghost			
Surface Lease	2SL	PHOTO SURFACE LEASE	HBMS
Surface Lease	7SL	CHISEL N INTERM VENT	HBMS
Surface Lease	8SL	CHISEL N MAIN EXH RA	HBMS
Surface Lease	9SL	CHISEL N. DOWNCAST R	HBMS
Surface Lease	M104SL	OX 35	HBMS
Surface Lease	M105SL	OX 36	HBMS
Surface Lease	M106SL	OX 50	HBMS
Surface Lease	M107SL	OX51	HBMS
Surface Lease	M108SL	WAW 39	HBMS

Miscellaneous Leases:

Misc Lease	MSC3793	MISC LEASE 3793	HBMS
Misc Lease	MSC3794	MISC LEASE 3794	HBMS
Misc Lease	MSC3239	MISC LEASE 3239	HBMS
Misc Lease	MSC3240	MISC LEASE 3240	HBMS
Misc Lease	MSC3792	MISC LEASE 3792	HBMS

MINING PROPERTIES
Including Mineral Leases, Claims, OIC Leases:

OIC Leases (Chisel-Ghost)

OIC	M7394	OX NO. 426 FR	HBMS
OIC	M5724	OX NO. 108 (7SL)	HBMS
OIC	M5725	OX NO. 127	HBMS
OIC	M5726	OX 139	HBMS
OIC	M5727	OX 140	HBMS
OIC	M5728	OX 141	HBMS
OIC	M5729	OX 157	HBMS
OIC	M5730	OX 158	HBMS
OIC	M5731	OX 159	HBMS
OIC	M5732	OX 160	HBMS
OIC	M5733	OX NO. 161 FR	HBMS
OIC	M5734	OX NO. 421 FR	HBMS
OIC	M5735	OX NO. 422 FR	HBMS
OIC	M5736	OX NO. 423 FR	HBMS
OIC	M5737	OX NO. 424 FR	HBMS
OIC	M5738	OX NO. 425 FR	HBMS
OIC	M5739	OX NO. 439	HBMS
OIC	M5740	OX NO. 440	HBMS
OIC	M5741	OX NO. 441	HBMS
OIC	M5765	OX NO. 40 FR	HBMS
OIC	M5766	OX NO. 41 FR	HBMS
OIC	M5767	OX NO. 42	HBMS
OIC	M5768	OX NO. 43	HBMS

OIC	M5769	OX NO. 44	HBMS
OIC	M5770	OX NO. 45	HBMS
OIC	M5771	OX NO. 66	HBMS
OIC	M5772	OX NO. 67	HBMS
OIC	M5773	OX NO. 68	HBMS
OIC	M5774	OX NO. 69	HBMS
OIC	M5775	OX NO. 76	HBMS
OIC	M5776	OX NO. 95	HBMS
OIC	M5777	OX NO. 152	HBMS
OIC	M5778	OX NO. 153	HBMS
OIC	M5779	OX NO. 154	HBMS
OIC	M5780	OX NO. 155	HBMS
OIC	M5781	OX NO. 156	HBMS
OIC	M5782	OX NO. 352	HBMS
OIC	M5783	OX NO. 353	HBMS
OIC	M5784	OX NO. 354	HBMS
OIC	M5785	OX NO. 355 FR	HBMS
OIC	M5786	OX NO. 356	HBMS
OIC	M5787	OX NO. 357	HBMS
OIC	M5788	OX NO. 358	HBMS
OIC	M5789	OX NO. 359	HBMS
OIC	M5790	OX NO. 360	HBMS
OIC	M5791	OX NO. 377 FR	HBMS
OIC	M5792	OX NO. 415	HBMS
OIC	M5793	OX NO. 416	HBMS
OIC	M5794	OX NO. 427	HBMS
OIC	M5795	OX NO. 428	HBMS
OIC	M5796	OX NO. 429	HBMS
OIC	M5797	OX NO. 430	HBMS
OIC	M5798	OX NO. 431	HBMS
OIC	M5799	OX NO. 432	HBMS
OIC	M5800	OX NO. 434	HBMS
OIC	M5801	OX NO. 435	HBMS
OIC	M5802	OX NO. 436	HBMS
OIC	M5803	OX NO. 437	HBMS
OIC	M5804	OX NO. 438	HBMS
OIC	M5805	OX NO. 442 FR	HBMS
OIC	M5806	OX NO. 443 FR	HBMS
OIC	M5807	OX NO. 444 FR	HBMS
OIC	M5808	OX NO. 445 FR	HBMS
OIC	M5809	OX NO. 446	HBMS
OIC	M5810	OX NO. 447 FR	HBMS
OIC	M5811	OX NO. 448	HBMS
OIC	M5812	OX NO. 449	HBMS
OIC	M5813	OX NO. 450 FR	HBMS
OIC	M5814	OX NO. 451	HBMS
OIC	M5815	OX NO. 452 FR	HBMS
OIC	M5816	OX NO. 453	HBMS
OIC	M5817	OX NO. 454	HBMS
OIC	M5818	OX NO. 455	HBMS
OIC	M7157	OX NO. 1 FR	HBMS

OIC	M7158	OX NO. 1	HBMS
OIC	M7159	OX NO. 3 FR	HBMS
OIC	M7160	OX NO. 4	HBMS
OIC	M7161	OX NO. 5	HBMS
OIC	M7162	OX NO. 6	HBMS
OIC	M7163	OX NO. 7 FR	HBMS
OIC	M7164	OX NO. 8 FR	HBMS
OIC	M7165	OX NO. 9	HBMS
OIC	M7166	OX NO. 10	HBMS
OIC	M7167	OX NO. 11	HBMS
OIC	M7168	OX NO. 12	HBMS
OIC	M7169	OX NO. 13	HBMS
OIC	M7170	OX NO. 14	HBMS
OIC	M7171	OX NO. 15	HBMS
OIC	M7172	OX NO. 16	HBMS
OIC	M7173	OX NO. 17	HBMS
OIC	M7174	OX NO. 18	HBMS
OIC	M7175	OX NO. 19	HBMS
OIC	M7176	OX NO. 20	HBMS
OIC	M7177	OX NO. 21	HBMS
OIC	M7178	OX NO. 22	HBMS
OIC	M7179	OX NO. 23 FR	HBMS
OIC	M7180	OX NO. 24	HBMS
OIC	M7181	OX NO. 25	HBMS
OIC	M7182	OX NO. 26	HBMS
OIC	M7183	OX NO. 27	HBMS
OIC	M7184	OX NO. 28	HBMS
OIC	M7185	OX NO. 29	HBMS
OIC	M7186	OX NO. 30	HBMS
OIC	M7187	OX NO. 31	HBMS
OIC	M7188	OX NO. 32	HBMS
OIC	M7189	OX NO. 33	HBMS
OIC	M7190	OX NO. 34	HBMS
OIC	M7191	OX NO. 35	HBMS
OIC	M7192	OX NO. 36	HBMS
OIC	M7193	OX NO. 37	HBMS
OIC	M7194	OX NO. 38	HBMS
OIC	M7195	OX NO. 39 FR	HBMS
OIC	M7196	OX NO. 46	HBMS
OIC	M7197	OX NO. 47 FR	HBMS
OIC	M7198	OX NO. 48	HBMS
OIC	M7199	OX NO. 49	HBMS
OIC	M7200	OX NO. 50	HBMS
OIC	M7201	OX NO. 51	HBMS
OIC	M7202	OX NO. 52	HBMS
OIC	M7203	OX NO. 53	HBMS
OIC	M7204	OX NO. 54	HBMS
OIC	M7205	OX NO. 55	HBMS
OIC	M7206	OX NO. 56	HBMS
OIC	M7207	OX NO. 57	HBMS
OIC	M7208	OX NO. 58	HBMS

OIC	M7209	OX NO. 59	HBMS
OIC	M7210	OX NO. 60	HBMS
OIC	M7211	OX NO. 61 (9SL)	HBMS
OIC	M7212	OX NO. 62 (9SL)	HBMS
OIC	M7213	OX NO. 63	HBMS
OIC	M7214	OX NO. 64	HBMS
OIC	M7215	OX NO. 65	HBMS
OIC	M7216	OX NO. 70	HBMS
OIC	M7217	OX NO. 71	HBMS
OIC	M7218	OX NO. 72	HBMS
OIC	M7219	OX NO. 73	HBMS
OIC	M7220	OX NO. 74	HBMS
OIC	M7221	OX NO. 75	HBMS
OIC	M7222	OX NO. 77 (8SL)	HBMS
OIC	M7223	OX NO. 78 (9SL)	HBMS
OIC	M7224	OX NO. 79	HBMS
OIC	M7225	OX NO. 80	HBMS
OIC	M7226	OX NO. 81	HBMS
OIC	M7227	OX NO. 82	HBMS
OIC	M7228	OX NO. 83	HBMS
OIC	M7229	OX NO. 84	HBMS
OIC	M7230	OX NO. 87	HBMS
OIC	M7231	OX NO. 88	HBMS
OIC	M7232	OX NO. 89	HBMS
OIC	M7233	OX NO. 90	HBMS
OIC	M7234	OX NO. 91	HBMS
OIC	M7235	OX NO. 92	HBMS
OIC	M7236	OX NO. 93	HBMS
OIC	M7237	OX NO. 94 (8SL)	HBMS
OIC	M7238	OX NO. 96	HBMS
OIC	M7239	OX NO. 97	HBMS
OIC	M7240	OX NO. 98	HBMS
OIC	M7241	OX NO. 99	HBMS
OIC	M7242	OX NO. 100	HBMS
OIC	M7243	OX NO. 101	HBMS
OIC	M7244	OX NO. 102	HBMS
OIC	M7245	OX NO. 103	HBMS
OIC	M7246	OX NO. 104	HBMS
OIC	M7247	OX NO. 105	HBMS
OIC	M7248	OX NO. 106	HBMS
OIC	M7249	OX NO. 107	HBMS
OIC	M7250	OX NO. 109	HBMS
OIC	M7251	OX NO. 110	HBMS
OIC	M7252	OX NO. 111	HBMS
OIC	M7253	OX NO. 112	HBMS
OIC	M7254	OX NO. 113	HBMS
OIC	M7255	OX NO. 114	HBMS
OIC	M7256	OX NO. 115	HBMS
OIC	M7257	OX NO. 116	HBMS
OIC	M7258	OX NO. 119	HBMS
OIC	M7259	OX NO. 120	HBMS

OIC	M7260	OX NO. 121	HBMS
OIC	M7261	OX NO. 122	HBMS
OIC	M7262	OX NO. 123	HBMS
OIC	M7263	OX NO. 124	HBMS
OIC	M7264	OX NO. 125	HBMS
OIC	M7265	OX NO. 126	HBMS
OIC	M7266	OX NO. 128	HBMS
OIC	M7267	OX NO. 129	HBMS
OIC	M7268	OX NO. 130	HBMS
OIC	M7269	OX NO. 131	HBMS
OIC	M7270	OX NO. 132	HBMS
OIC	M7271	OX NO. 133 FR	HBMS
OIC	M7272	OX NO. 134 FR	HBMS
OIC	M7273	OX NO. 135	HBMS
OIC	M7274	OX NO. 136 FR	HBMS
OIC	M7275	OX NO. 137 FR	HBMS
OIC	M7276	OX NO. 138 FR	HBMS
OIC	M7277	OX NO. 142	HBMS
OIC	M7278	OX NO. 143	HBMS
OIC	M7279	OX NO. 144	HBMS
OIC	M7280	OX NO. 145	HBMS
OIC	M7281	OX NO. 146	HBMS
OIC	M7282	OX NO. 147	HBMS
OIC	M7283	OX NO. 341 FR	HBMS
OIC	M7284	OX NO. 342 FR	HBMS
OIC	M7285	OX NO. 347	HBMS
OIC	M7286	OX NO. 348	HBMS
OIC	M7287	OX NO. 349	HBMS
OIC	M7288	OX NO. 350 FR	HBMS
OIC	M7289	OX NO. 433 FR	HBMS
OIC	M7290	OX NO. 456 FR	HBMS
OIC	M7291	OX NO. 693	HBMS
OIC	M7307	WAW NO. 1 FR	HBMS
OIC	M7308	WAW NO. 2 FR	HBMS
OIC	M7309	WAW NO. 3 FR (7SL)	HBMS
OIC	M7310	WAW NO. 4 FR	HBMS
OIC	M7311	WAW NO. 5 FR	HBMS
OIC	M7312	WAW NO. 6 FR	HBMS
OIC	M7313	WAW NO. 7 FR	HBMS
OIC	M7314	WAW NO. 8 FR	HBMS
OIC	M7315	WAW NO. 9 FR	HBMS
OIC	M7316	WAW NO. 10 FR	HBMS
OIC	M7317	WAW NO. 11 FR	HBMS
OIC	M7318	WAW NO. 12 FR	HBMS
OIC	M7319	WAW NO. 13 FR	HBMS
OIC	M7320	WAW NO. 14 FR	HBMS
OIC	M7321	WAW NO. 15 FR	HBMS
OIC	M7322	WAW NO. 16 FR	HBMS
OIC	M7323	WAW NO. 17 FR	HBMS
OIC	M7324	WAW NO. 18 FR	HBMS
OIC	M7325	WAW NO. 19 FR	HBMS

OIC	M7326	WAW NO. 20 FR	HBMS
OIC	M7327	WAW NO. 21 FR	HBMS
OIC	M7328	WAW NO. 22 FR	HBMS
OIC	M7329	WAW NO. 23 FR	HBMS
OIC	M7330	WAW NO. 24 FR	HBMS
OIC	M7331	WAW NO. 25 FR	HBMS
OIC	M7332	WAW NO. 26 FR	HBMS
OIC	M7333	WAW NO. 27 FR	HBMS
OIC	M7334	WAW NO. 28 FR	HBMS
OIC	M7335	WAW NO. 29 FR	HBMS
OIC	M7336	WAW NO. 30 FR	HBMS
OIC	M7337	WAW NO. 31 FR	HBMS
OIC	M7338	WAW NO. 32 FR	HBMS
OIC	M7339	WAW NO. 33 FR	HBMS
OIC	M7340	WAW NO. 34 FR	HBMS
OIC	M7341	WAW NO. 35 FR	HBMS
OIC	M7342	WAW NO. 36 FR	HBMS
OIC	M7343	WAW NO. 37 FR	HBMS
OIC	M7344	WAW NO. 38 FR	HBMS
OIC	M7345	WAW NO. 39 FR	HBMS
OIC	M7346	WAW NO. 40 FR	HBMS
OIC	M7347	WAW NO. 41 FR	HBMS
OIC	M7390	OX NO. 417	HBMS
OIC	M7391	OX NO. 418 FR	HBMS
OIC	M7392	OX NO. 419 FR	HBMS
OIC	M7393	OX NO. 420 FR	HBMS

OIC Leases (Anderson Lake)

OIC	M 5706	ASTRA NO. 1 FR	HBMS
OIC	M 5707	ASTRA NO. 2	HBMS
OIC	M 5708	ASTRA NO. 3	HBMS
OIC	M 5709	ASTRA NO. 4	HBMS
OIC	M 5710	ASTRA NO. 12	HBMS
OIC	M 5711	ASTRA NO. 13	HBMS
OIC	M 5712	ASTRA NO. 14	HBMS
OIC	M 5713	ASTRA NO. 15	HBMS
OIC	M 5714	ASTRA NO. 16	HBMS
OIC	M 5715	ASTRA NO. 17	HBMS
OIC	M 5716	ASTRA NO. 18	HBMS
OIC	M 5717	ASTRA NO. 19	HBMS
OIC	M 5718	ASTRA NO. 20	HBMS
OIC	M 5719	ASTRA NO. 21	HBMS
OIC	M 5720	ASTRA NO. 22	HBMS
OIC	M 5721	ASTRA NO. 25 FR	HBMS
OIC	M 5722	ASTRA NO. 29	HBMS
OIC	M 5723	ASTRA NO. 30	HBMS
OIC	M 5742	RAM NO. 235 FR	HBMS
OIC	M 5743	RAM NO. 237 FR	HBMS
OIC	M 5744	RAM NO. 238	HBMS
OIC	M 5745	RAM NO. 239 FR	HBMS

OIC	M 5746	RAM NO. 240 FR	HBMS
OIC	M 5747	RAM NO. 251 FR	HBMS
OIC	M 5748	RAM NO. 252	HBMS
OIC	M 5749	RAM NO. 263	HBMS
OIC	M 5750	RAM NO. 255 FR	HBMS
OIC	M 5751	RAM NO. 256	HBMS
OIC	M 5752	RAM NO. 257	HBMS
OIC	M 5753	RAM NO. 258	HBMS
OIC	M 5754	RAM NO. 259 FR	HBMS
OIC	M 5755	RAM NO. 291 FR	HBMS
OIC	M 5756	RAM NO. 292 FR	HBMS
OIC	M 5757	RAM NO. 293	HBMS
OIC	M 5758	RAM NO. 312	HBMS
OIC	M 5759	RAM NO. 313	HBMS
OIC	M 7292	RAM NO. 314	HBMS
OIC	M 7293	RAM NO. 315	HBMS
OIC	M 7294	RAM NO. 318 FR	HBMS
OIC	M 7295	RAM NO. 319 FR	HBMS
OIC	M 7296	RAM NO. 339	HBMS
OIC	M 7297	RAM NO. 340	HBMS
OIC	M 7298	RAM NO. 341	HBMS
OIC	M 7299	RAM NO. 342	HBMS
OIC	M 7300	RAM NO. 343	HBMS
OIC	M 7301	RAM NO. 344	HBMS
OIC	M 7302	RAM NO. 346 FR	HBMS
OIC	M 7303	RAM NO. 347 FR	HBMS
OIC	M 7304	RAM NO. 348 FR	HBMS
OIC	M 7305	RAM NO. 349	HBMS
OIC	M 7306	RAM NO. 350	HBMS
OIC	M 7348	ASTRA NO. 31	HBMS
OIC	M 7349	ASTRA NO. 32	HBMS
OIC	M 7350	ASTRA NO. 33	HBMS
OIC	M 7351	ASTRA NO. 34	HBMS
OIC	M 7352	ASTRA NO. 35	HBMS
OIC	M 7353	ASTRA NO. 36	HBMS
OIC	M 7354	CHALCO NO. 1	HBMS
OIC	M 7355	CHALCO NO. 2	HBMS
OIC	M 7356	CHALCO NO. 3	HBMS
OIC	M 7357	CHALCO NO. 4	HBMS
OIC	M 7358	CHALCO NO. 5	HBMS
OIC	M 7359	CHALCO NO. 6	HBMS
OIC	M 7360	CHALCO NO. 7	HBMS
OIC	M 7361	CHALCO NO. 8	HBMS
OIC	M 7362	CHALCO NO. 9	HBMS
OIC	M 7363	CHALCO NO. 10	HBMS
OIC	M 7364	CHALCO NO. 11	HBMS
OIC	M 7365	CHALCO NO. 12	HBMS
OIC	M 7366	CHALCO NO. 13	HBMS
OIC	M 7370	RAM NO. 204	HBMS
OIC	M 7371	RAM NO. 205	HBMS
OIC	M 7372	RAM NO. 260	HBMS

OIC	M 7373	RAM NO. 268 FR	HBMS
OIC	M 7374	RAM NO. 269 FR	HBMS
OIC	M 7375	RAM NO. 289	HBMS
OIC	M 7376	RAM NO. 290	HBMS
OIC	M 7377	RAM NO. 294	HBMS
OIC	M 7378	RAM NO. 310	HBMS
OIC	M 7380	RAM NO. 311	HBMS
OIC	M 7381	RAM NO. 316	HBMS
OIC	M 7382	RAM NO. 317	HBMS
OIC	M 7383	RAM NO. 626 FR	HBMS
OIC	M 7388	PEG NO. 73	HBMS
OIC	M 7491	CHALCO NO. 14	HBMS
OIC	M 7492	CHALCO NO. 15	HBMS
OIC	M 7493	CHALCO NO. 16	HBMS
OIC	M 7494	CHALCO NO. 17	HBMS
OIC	M 7495	CHALCO NO. 18	HBMS
OIC	M 7496	ASTRA NO. 5	HBMS
OIC	M 7497	ASTRA NO. 6	HBMS
OIC	M 7498	ASTRA NO. 9	HBMS
OIC	M 7499	ASTRA NO. 10	HBMS
OIC	M 7500	ASTRA NO. 23 FR	HBMS
OIC	M 7501	ASTRA NO. 24 FR	HBMS
OIC	M 7502	ASTRA NO. 26	HBMS
OIC	M 7503	ASTRA NO. 28 FR	HBMS
OIC	M 7504	ASTRA NO. 38	HBMS
OIC	M 7505	ASTRA NO. 39	HBMS
OIC	M 7506	ASTRA NO. 40	HBMS
OIC	M 7507	ASTRA NO. 41	HBMS
OIC	M 7508	ASTRA NO. 44 FR	HBMS
OIC	M 7509	ASTRA NO. 45 FR	HBMS
OIC	M 7510	ASTRA NO. 46 FR	HBMS
OIC	M 7511	ASTRA NO. 47 FR	HBMS
OIC	M 7512	ASTRA NO. 48 FR	HBMS
OIC	M 7513	ASTRA NO. 49 FR	HBMS
OIC	M 7514	ASTRA NO. 50 FR	HBMS
OIC	M 7515	ASTRA NO. 51 FR	HBMS
OIC	M 7516	RAM NO. 627 FR	HBMS
OIC	M 7517	RAM NO. 628 FR	HBMS

APPENDIX C
DATA ROOM LISTING

Definitions:
"152640" means 152640 Canada Inc.
"AAEC" means Anglo American Exploration (Canada) Ltd.
"CRA" means Canada Revenue Agency
"CMM" means Considar Metal Marketing Inc.
"HBED" means Hudson Bay Exploration and Development Company Limited
"HBMS" means Hudson Bay Mining and Smelting Co., Limited.
"MMER" means the Metal Mining Effluent Regulations to the *Fisheries Act* (Canada), SOR/2002-222
"White Pine" means White Pine Copper Refinery Inc.

1. General Information and Corporate Matters
(A) Overall Corporate Structure Chart and Information Sheets
(1) Officers' Information for HBMS, HBED and 152640
(2) Chart showing corporate ownership of 152640, HBMS, HBED and subsidiaries
(B) HBMS Organizational Chart
(C) HBMS Profile dated April 26, 2001
(D) HBMS Newsletters and Pictures
(1) Various HBMS Pictures
(2) Newsletters
A. Konuto Champions (4 issues)
B. The Ore Zone (4 issues)
C. Trout Lake Scoopy (8 issues)
D. Central Services Group (CSG) Communicator (13 issues)
E. SHE Newsletter (Safety/Health Environment) (1 issue)
F. The Zinc Plant HASC Newsletter Health and Safety Committee (5 issues)
G. Z News (20 issues)
H. HBMS Smelter News (8 issues)
I. Connections (8 issues)
J. HBMS Focus (19 issues)

(E) HBMS Minute Books and Constating Documents
(1) Articles of Arrangement, Charter Documents
(2) By-laws, Securities register, Directors register, Officers register
(3) Minute Book for HBMS 1991, 1992
(4) Minute Book for HBMS 1993, 1994, 1995
(5) Minute Book for HBMS 1996, 1997
(6) Minute Book for HBMS 1998
(7) Minute Book for HBMS 1999
(8) Minute Book for HBMS 2000, 2001, 2002
(9) Minute Book for HBMS 2003, 2004
(F) HBED Organizational Chart
(G) Minute Book for HBED 1989 - present, together with Stock Registry and Share Certificate books
(H) Minute Book for 152640 1986 - present (3 volumes)
(I) Zochem Organizational Chart
(J) Zochem Website Information as at April 14, 2004
(K) Zohem Profile

2. Financial Statements, Budgets, Forecasts and Financial Reports
(A) HBMS Consolidated Financial Statements 1999 - 2003
(B) HBMS "Yellow Book" Monthly Operations Management Report 1999 - March, 2004
(C) HBMS Major Expenditure Report 1999 - March, 2004

(D) HBMS Long Term Base Case Life of Mine
(E) HBMS Restructured Budget dated March 1, 2004
(F) Rolling Production Forecast (2004 2+10)
(G) Deferred Reclamation Costs at December 31, 2003 – Working Papers
(H) HBED Financial Statements 2002, 2003
(I) 152640 Financial Statements 1986 - 1990; 1992 - 2003
(J) Zochem Financial Statements 2000 - present
(K) Mingold Resources Inc. Financial Statements 2002, 2003
(L) Stikine Copper Limited Financial Statements 2003

3. Financing Agreements
(A) HBMS Financing Agreements
(1) Amended and Restated Loan Agreement for Revolving Term Credit Facility made between HBMS and the Bank of Nova Scotia dated as of June 1, 2001, with amendments dated as of July 18, 2002 and May 30, 2003
(2) Manitoba Loan Agreement dated June 14, 1991 made between HBMS and The Queen in Right of the Province of Manitoba, with amendments dated August 30, 1994, March 14, 1997 and March 14, 1999
(3) Reimbursement Agreement for Standby Letter of Credit made HBMS and the Bank of Nova Scotia dated April 16, 1999, with Letter of Credit dated June 22, 2000, as amended
(B) HBMS Lease Financing Agreements
(1) Lease #50279 between the Bank of Nova Scotia and HBMS dated January 1, 2004
(2) Lease #50280 between the Bank of Nova Scotia and HBMS dated January 1, 2004
(3) Lease #50281 between the Bank of Nova Scotia and HBMS dated January 1, 2004
(4) Lease Contract between HBMS and Milne Office Systems Inc. (undated)
(5) Lease Agreement between HMBS and Caterpillar Financial Services Limited re caterpillar scoop tram dated January 15, 2004
(6) Lease Agreement between HMBS and Caterpillar Financial Services Limited re caterpillar wheel loader 988G dated January 7, 2004
(7) Lease Agreement between IKON Office Solutions Inc. and HBMS (copiers and faxes) dated December 30, 2001; Addendum dated December 30, 2001

(8) Lease Agreement between HMBS and Caterpillar Financial Services Limited re caterpillar excavator dated December 30, 1999
(9) Lease Agreement between HMBS and Caterpillar Financial Services Limited re caterpillar wheel loader dated December 20, 1999
(10) Lease Agreement between HMBS and Caterpillar Financial Services Limited re integrated tool carrier dated January 24, 2000
(11) Lease Agreement between HMBS and Caterpillar Financial Services Limited re caterpillar wheel loader dated January 24, 2000
(12) Lease Agreement dated December 21, 1999 between Powell Equipment Limited and HBMS
(13) HBMS Letter of Award to Oracle Corporation dated March 16, 2004 (Application and Data Base maintenance and support)
(14) **[intentionally deleted]**
(15) Lease Agreement between HBMS and Bank of Nova Scotia, dated

April 23, 2002, re Boltec 35B
(16) Lease Agreement between HBMS and Bank of Nova Scotia, dated March 11, 2002, re MT5010 Truck
(17) Lease Agreement dated March 11, 2002 between the Bank of Nova Scotia as Lessor, Atlas Copco Construction and Mining Canada, a division of Atlas Copco Canada Inc. as Supplier and HBMS, as Lessee
(18) Lease Agreement dated June 8, 1999 between the Bank of Nova Scotia as Lessor, Atlas Copco Construction and Mining Canada, a division of Atlas Copco Canada Inc. as Supplier and HBMS, as Lessee
(19) Lease Agreement dated November 1, 1998 between the Bank of Nova Scotia, as Lessor, Atlas Copco Construction and Mining Canada, a division of Atlas Copco Canada Inc. as Supplier and HBMS, as Lessee

4. Taxation / Assessments

(A) Notices of Assessment
(1) CRA Notices of Assessment for HBMS for the taxation years ended
A. 2002
B. 2001
C. 2000
(2) CRA Notices of Assessment for HBED for the taxation years ended
A. 2002
B. 2001
C. 2000
(3) CRA Notices of Assessment for 152640 for the taxation years ended
A. 2002
B. 2001
C. 2000
(B) Income Tax Returns
(1) HBMS CRA T2 Corporation Income Tax Return for the taxation years ended
A. 2002
B. 2001
C. 2000
(2) HBED CRA T2 Corporation Income Tax Return for the taxation years ended
A. 2002
B. 2001
C. 2000
(3) 152640 CRA T2 Corporation Income Tax Return for the taxation years ended
A. 2002
B. 2001
C. 2000
(C) SRED Returns
(1) CRA Form T661E(03) - Claim for Scientific Research and Experimental Development carried out in Canada for the taxation year ending December 31, 2002
(D) Provincial Tax Returns and Notices of Assessment
(1) HBMS
A. Manitoba Finance Taxation Form MG-4396 (Revised 2003) Corporation Capital Tax Return for the fiscal year end December 31, 2002
B. Manitoba Finance Retail Sales Tax Returns 2002 - March,

2004
C. Manitoba Finance Taxation Form M195 Annual Mining Tax
Return for the fiscal period ended December 31, 2001 (nil
return for 2002 to be filed)
D. Saskatchewan Finance Revenue Division Corporation
Capital Tax Return for the fiscal year end December 31,
2002, together with Notice of Assessment
E. Saskatchewan Finance Provincial Sales Tax Returns 2002 -
March, 2004
F. Saskatchewan Energy and Mines Mining Royalty Return
Annual Form EM134 (revised 99-01-01) for the year ending
December 31, 2001 (nil return for 2002 to be filed)
G. Ontario Ministry of Finance Corporations Tax Branch Notice
of Assessment for the year ended December 31, 2002 and
Corporations Tax Return CT23-Certification Form Diskette
filing for the year ended December 31, 2002, together with
Notice of Assessment
H. Revenue Quebec Sales Tax Returns 2002 - March, 2004
(2) HBED
A. British Columbia Ministry of Provincial Revenue General
Return pursuant to the *Corporation Capital Tax Act* for the
year ended December 31, 2002
(3) 152640
A. Manitoba Finance Taxation Form MG-4396 (Revised 2003)
Corporation Capital Tax Return for the fiscal year ended
December 31, 2003
(E) GST Returns
(1) HBMS GST Returns
A. 2004
B. 2003
C. 2002
D. 2001
E. 2000
(F) Agreements with taxing authorities
(1) Summary of grants in lieu of taxes 1998-2003
(2) Letter Agreement dated October 18, 1994 in respect of Snow Lake
grant in lieu of taxes, together with memorandum in respect of 1997
and 1998 grants, and Agreement among Her Majesty the Queen in
Right of the Province of Manitoba, The Town of Snow Lake, The
School District of Snow Lake No. 2309 and HBMS dated August
15, 2001
(3) Financial Agreement between the Province of Manitoba, the City of
Flin Flon, the Community Development Limited and HBMS made
as of the 20th day of April, 1982 respecting grant in lieu of taxes
(4) Flin Flon 2003 Operating Budget
(5) Letter Agreement dated April 26, 2001 in respect of Leaf Rapids
grant in lieu of taxes
(6) Creighton 2003 tax assessments
(G) Tax Pools

5. Insurance Policies and Claims
(A) Policies
(1) Commercial General Liability Policy No. CRX-58618 and related
correspondence
(2) Professional Liability – Policy No. 0454249 and related
correspondence

(3) Travel Accident – Policy No. 9221825 and Endorsements 1 – 8
(4) Manitoba Automobile Policy No. AMI000390111 and related correspondence
(5) AIG American Home Assurance Company – PD/BI Policy No. 7729045 and related correspondence
(B) Summary of all insurance policies
(C) Claims
(1) Trout Lake jaw crusher failure May 5, 2002 claim
(2) Converter explosion claim – Date of Loss February, 1996
A. Report of BDO Hayes Smith dated January 23, 2004
B. Report of Crawford Technical Services dated January 29, 2004

6. Litigation and other Legal Proceedings
(A) Litigation and Possible Claims
(1) Audit Letter for year ended 2002
(2) Audit Letter for year ended 2003
(B) Arbitrations
(1) Summary of Grievance Arbitrations
(2) Grievance Reports
(3) Interest arbitration award dated October 20, 2002 with dissent along with clarification of award dated January 31, 2002 (the Jamieson Award)

7. HBMS Contracts
(A) List of HBMS Contractors
(B) HBMS Contract Register
(C) General Contracts
(1) Explosives Supply Agreement dated the 1st day of June, 2002 between HBMS and Western Explosives Ltd.
(2) Highland Valley Copper and HBMS – Sales Agreement made as of January 23, 1998 (Ref: HMS-S1-98)
(3) Highland Valley Copper and HBMS – Sales Agreement made as of September 24, 1993 (Ref: HMS-F1-93), Memorandum of Agreement dated December 9, 1996; Sales Contract Amending Agreement made as of November 10, 1998, Memorandum of Agreement dated January 23, 1998, January 14, 1999, December 14, 2000, February 28, 2002, February 19, 2003, Sales Contract Amending Agreement made as of December 2, 2003, Memorandum of Agreement dated February 13, 2004
(4) Agreement between Highland Valley Copper and HBMS dated November 26, 2002 (Ref: NGIS 2-02)
(5) Agreement between HBMS and Compania Minera Dona Ines de Collahuasi SCM, dated March 12, 1999, together with Amendment dated May 18, 1999 and Pricing Memoranda Nos. 1 – 7
(6) HBMS and Outokumpu Mines Inc. - Namew Lake Joint Venture Agreement dated as of April 23, 1987, Settlement Agreement dated June 21, 1990, Amending Agreement dated July 31, 1991, Agreement dated December 3, 1991 and Joint Venture Amending Agreement dated November 3, 1993
(7) HBMS and Trafigura AG dated November 17, 2003
(8) Agreement made the 30th day of January, 1996 between the Manitoba Hydro Electric Board and HBMS
(9) Agreement made the 29th day of December, 1987 between the Manitoba Hydro Electric Board and HBMS

(10) Agreement made the 2nd day of March, 1994 between the Manitoba Hydro Electric Board and HBMS
(11) Agreement made the 12th day of January, 1999 between the Manitoba Hydro Electric Board and HBMS
(12) Services Agreement between HBMS and AAEC dated January 1, 2003
(13) Lease made March 10, 1995 between HBMS and Phantom Lake Golf Club Inc.
(14) Agreement made the 1st day of January, 1972 between HBMS and HBED
(15) Agreement made September 7, 1983 between Manitoba Hydro Electric Board and Sherritt Gordon Mines Limited
(16) Agreement made June 30, 1971 between Manitoba Hydro Electric Board and Sherritt Gordon Mines Limited, together with amending agreement dated September 7, 1983
(17) Potable Water Agreement made January 1, 2003 between HBMS and Vocational Training Centre (Association for Community Living – Manitoba Inc.); letters attached as follows:
A. Letter from M. Machibroda to Vocational Training Centre dated January 13, 2004
B. Letter from M. Machibroda to Vocational Training Centre dated January 22, 2004
C. Letter from M. Machibroda to Vocational Training Centre dated February 6, 2004
D. Letter from M. Machibroda to Vocational Training Centre dated March 22, 2004
(18) Lease Agreement made the 1st day of March, 1996 between HBMS and Saskatchewan Telecommunications Holding Corporation and MTS Mobility Inc., together with renewal dated September 17, 2001
(19) Restated Net Profits Interest Agreement made the 1st day of July, 1991 between HBMS and Her Majesty the Queen in Right of the Province of Manitoba as represented by the Minister of Energy and Mines
(20) Agreement between Sherritt Gordon Limited and HBMS effective June 1, 1991, and letter of assignment dated September 8, 1997
(21) HBMS Provincial Highway Crossing Agreement between Her Majesty the Queen in Right of the Province of Saskatchewan and HBMS dated December 1, 1997
(22) Agreement between HBMS and Prairie Plants Systems Inc. dated April 16, 2000
(23) Lime Haul Agreement dated August 1, 2000 between HBMS and Northern Bulk Hauling Ltd.
(24) Agreement dated May 12, 1994, between HBMS and Strilkiwski Contracting Ltd. with contract modifications attached
(25) Trout Lake Ore Haul Agreement dated June 1, 1999 between HBMS and Northern Bulk Hauling Limited
(26) Amended and Restated Option Agreement made among HBMS, as optionor, TVX Gold Inc., as optionee, High River Gold Mines Ltd. and 1126774 Ontario Ltd., as of June 6, 1997, together with amending agreements dated February 27, 1998, February 27, 1999, February 27, 2001, June 28, 2002, January 30, 2004 and February, 2004
(27) Exclusive Auction Agreement between HBMS and Dove Bid, Inc.
(28) Sale of Scrap Zinc Letter Agreement between HBMS and Logan Iron and Metal Co. Ltd. dated March 19, 2004
(29) Technical Assistance Agreement between HBMS and Air Liquide

Process and Construction
(30) Commitment Letter from HBMS to the City of Flin Flon dated May 10, 2000 in respect of secondary Sewage Treatment Plant
(31) Galore Creek Option Agreement among QIT-FER et Titane Inc., Spectrumgold Inc., HBMS and Stikine Copper Limited dated July 31, 2003
(32) Agreement between HBMS and Betteridge Enterprises Ltd. dated February 9, 2004 relating to copper concentrate
(33) First Rate Custom Agreement between HBMS and Manitoba Telecom Services dated June 6, 2003
(34) Agreement between HBMS and Gene's Electronics Ltd. effective May 1, 2003, together with letter of extension dated May 10, 2004
(D) Freight/Haulage Agreements
(1) March 10, 2004 letter from HBMS and March 11, 2004 letter from CN regarding the acceptance of an offer subject to modification described regarding fuel price range
(2) **[intentionally deleted]**
(3) Hudson Bay Railway, L.L.C. and HBMS Agreement - Hudson Bay Demurrage and Services Tariff - HBR-6500
(4) Sale and Use of Rail Bed Agreement between HBMS and Foran Mining Corporation dated March 30, 2004
(E) Material Supply Contracts
(1) Item No. CS1 Material Supply Contract. Copy of a Petroleum Products Agreement between Imperial Oil and HBMS, signed April 1, 2001, as well as a copy of an Agreement Extension Letter dated January 26, 2004
(2) Copy of Petroleum Products Agreement between Imperial Oil and HBMS, made as of January 1, 2002
(3) Correspondence and a copy of a Propane Supply Agreement made as of the 1st day of August, 1995 between HBMS and Stittco Energy Limited, memo regarding pricing and discounts regarding daily rack, weekly average rack, bi-monthly average rack and monthly average rack prices and Petro Canada invoices regarding prepaid freight as well as price notification effective March 15, 2004 from Petro Canada addressed to HBMS
(4) Reprint of purchase orders to Petro Canada relating to purchase of fuel and related documents
(5) Correspondence and copy of a Drilling Tools Supply Agreement made as of July 1, 1995 between HBMS and Boart Long Year Inc.
(6) Agreement between HBMS and Sandvik Tamrock Canada Inc.
A. Haulage Trucks and LHD Agreement 2000 dated April 28 2000, together with letter agreements dated April 18, 2000 and December 20, 2002
B. Supply of underground Mobile Equipment Agreement
C. Agreement relating to remanufactured Torro 40D 2001
D. Agreement relating to remanufactured Torro 1400 2002
(7) Lime Supply and Purchase Agreement between HBMS and Continental Lime Ltd. dated January 1, 1997, together with amendments dated January 1, 2000 and January 1, 2003
(8) Correspondence from Limpact International Limited to HBMS regarding new cap hoods dated January 6, 2003, January 7, 2003 and April 2, 2004
(9) Ackland's Contract No. 02-40-VS - Vendor Stocking Agreement, made the 1st day of February, 2002, between HBMS and Ackland's Granger Inc., and letter of award dated March 31, 2004 from HBMS to Ackland's Granger Inc.

(10) Contract No. 3-29-V6 - Vendor Stocking Agreement between HBMS and R.C. Moffat Supply Ltd. and letter from R.C. Moffat Supply Ltd. to HBMS dated April 7, 2004 re pricing
(11) Consignment Tires Contract No. 02-46-MS - Vendor Stocking Agreement for Consignment Inventory, made the 1st day of February, 2003, between HBMS and Kal Tire
(12) Letter dated November 14, 2003 from Moly-Cop Canada to HBMS regarding grinding ball pricing for 2004
(13) Correspondence and a copy of Vendor Stocking Agreement, made the 1st day of January, 2002, between HBMS and Kinecor Inc.
(14) Vendor Stocking Agreement 2-44, made the 20th day of December, 2002, between HBMS and Eecol Electric (Sask) Ltd.
(F) Capital Projects Contracts
(1) Contract No. GC9501 - General construction work and services between HBMS and Northwest (Thompson) Ltd.
(2) Contract No. GC9613 - Fabrication and installation services between HBMS and Frontier Industries Ltd.
(3) Contract No. GC9706 - Raisebore slot program, Trout Lake Mine *between HBMS and J.S. Redpath Limited*
(4) Contract No. GC9737 - Miscellaneous services between HBMS and Bob's Contracting Ltd.
(5) Contract No. GC9808 - Independent review of physical integrity, management and operating practices of HBMS tailing facilities between HBMS and Golder Associates Ltd.
(6) Contract No. GC9923 - Miscellaneous mechanical services between HBMS and Denare Beach Mechanical
(7) Contract No. GC0019 - Miscellaneous services Chisel North Mine between HBMS and Procon Equipment, together with Contract Modifications dated January 21, 2004 and March 4, 2004
(8) Contract No. GC0051 - Drilling agreement between HBMS and R.M. McIssac Drilling, a division of Major Drilling Group International Inc., together with Contract Modifications dated January 27, 2004, March 5, 2004 and March 12, 2004
(9) Contract No. C0051-01 - Drilling agreement between HBMS and Boart Long Year Inc., together with Contract Modifications dated January 29, 2004 and March 4, 2004 and quotation for percussive drilling services dated February 21, 2004
(10) Contract No. N038-C209 - Design supply and installation office/dry building between HBMS and Central Canadian Structures (1998) Ltd.
(11) SNC - Lavlin Reference No. 013772-P-701 - Letter of award dated March 2, 2000 in respect of transformer/rectifiers. The 777 project - zinc plant expansion project
(12) Copy of purchase requisition - Requisition No. R163868 dated February 6, 2003
(13) February 5, 2003 letter to HBMS from ABB Inc. proposal for the "Cell House New Replacement Transformer"
(14) Contract No. N032-C402 - Supply, install and commissioning of overflowed discharged ball mill between HBMS, buyer and Norberg Machinery Limited, seller
(15) Contract No. EN9802 - Flin Flon tailings pond and embankment construction between HBMS and McKeans Trucking Service Ltd.
(16) Contract No. SRR11444 - Hoist control system General Electric Proposal No. 439P-BC-BT, Revision 0 between HBMS and General Electric Canada Engineering Services
(17) Contract No. TL02-C302 - Lateral development between HBMS

and Cementation Skanska Canada Inc.
(18) Contract No. N030-E102 - Tank house technology design and equipment supply between HBMS and Asturiana de Zinc, S.A
(19) Contract No. CH03-C103 - Electro-light cooling towers, replacement curtains and curtain holders between HBMS and Desom Systems Incorporated
(20) Contract No. NO38-C503 - Office/dry building mechanical installations between HBMS and Suer and Pollon Mechanical Partnership
(21) Contract No. N038-C305 - Underground development and construction between HBMS and J.S. Redpath Limited
(G) General Projects and Contracting Procedures Manual - Revision 5, February 13, 1996

8. HBED
(A) Field Trip Guide Book from 8th IAGOD Symposium Geology and Mineral Deposits of the Flin Flon and Thompson Belts, Manitoba (Field Trip 10)
(B) Field Trip Guide Book - Tectonic Assembly of the Paleoproterozoic Flin Flon Belt and Setting up of VMS Deposits (Field Trip B1)
(C) "Preliminary" HBMS Zone Compilation March 26, 2004
(D) Agreements
(1) Letter Agreement among Pioneer Metals Corporation, HBED and Placer Dome Canada Limited, dated August 28, 1996, relating to option granted to Pioneer Metals Corporation to acquire an interest in the Nokomis Lake Claims, Manitoba, together with amending agreements dated July 10, 2002 and July 15, 2003
(2) Option Agreement between Consolidated Callinan Flin Flon Mines Limited, as Optionor and HBED, as Optionee, dated August 15, 1967, together with amending agreements dated September 27, 1976, June 11, 1982, August 27, 1982, August 31, 1982 and October 30, 1984
(3) HBMS and Consolidated Callinan Flin Flon Mines Limited and HBED - Net Profits Interest and Royalty Agreement dated January 1, 1988 and Statement of Net Profits Interest and Royalty of Callinan Mine dated June 30, 2003
(4) Net Profits Interest Agreement between Thomas A. Rogstad and HBED dated August 9, 1989
(5) Renewal of Mineral Lease Q-1010 among Her Majesty the Queen in Right of the Province of Saskatchewan, HBMS, Helen Robbins Miller, Ruth Robbins, Jane Robbins, Barbara Robbins, Richard Robbins and Wendy Robbins Vogel dated 1998, together with letter from Department of Mineral Resources dated February 14, 1962
(6) Option Agreement between HBED, as optionor, and Strider Resources Limited, as optionee, dated as of December 12, 2002
(7) Option Agreement between W. Bruce Dunlop Limited, as optionor, and HBED, dated January 15, 2004
(8) Assignment Agreement among Manitoba Mineral Resources Ltd., HBED and HBMS, dated as of May 9, 1995 relating to Pine Bay, ML-60 and Sour
(9) Amisk Lake Joint Venture Agreement between Saskatchewan Mining Development Corporation and HBED, dated January 1, 1984, together with Counterpart Agreement and Assignment by Arctic Gold Corporation dated October 29, 1984, letter of understanding from Saskatchewan Mining Development Corporation dated October 29, 1984, Assignment by J.M.B. Canadian Explorations Ltd. dated July 19, 1984, Confirmation

Letter Agreement from HBED dated November 27, 1986 and
disposition listings dated December 7, 1994 and June 19, 1997
(10) Option Agreement between HBED, as optionor, and Marksmen
Resources Ltd., as optionee, dated as of February 15, 2000 as
amended by Amending Agreements dated September 28, 2000
and August 31, 2001
(11) Lynn-Wellmet Joint Venture Agreement Assignment dated June 15,
1992, together with consent to sale among 2791341 Manitoba Ltd.,
Manitoba Mineral Resources Ltd. and HBED
(12) Lynn Lake Joint Venture Agreement between Sherritt Gordon
Mines Limited and Her Majesty the Queen in Right of Manitoba
dated August 4, 1977, together with amendments, consent to sale
among 1791341 Manitoba Ltd., Manitoba Mineral Resources Ltd.
and HBED dated December 1, 1994 and assignment dated January
25, 1995 between Manitoba Mineral Resources ltd. and HBED
(13) Spruce Point Prospectors Royalty Agreement among M.J. Moreau,
J.H. Proudfoot and J.A. Woodard and HBED dated February 1,
1983
(E) Services and supplies
(1) Core Drilling and Services Agreement between HBED and Major
Drilling Group International Inc., dated as of January 7, 2004
(2) Agreement between HBED and ENS Land Management.
Agreement among HBED, HBMS and AAEC dated August 6,
2003, together with Copyright Assignment and Moral Rights Waiver
issued by Janelle Tofan in favour of HBED, HBMS and AAEC,
dated August 6, 2003. Effective until Aug. 5, 2004. Mineral
Property Management Consulting Services
(3) Staking, Linecutting and Geophysical Services Agreement between
HBED and J. D. Sigfrid and Associates Ltd., dated as of February
25, 2004
(4) Borehole and Surface Pulse Electromagnetic Geophysical Services
Agreement between HBED and Koop Geotechnical Services Inc.,
dated January 14, 2004
(5) Staking Services Agreement between HBED and Precambrian
Enterprises, dated as of March 17, 2004
(6) Application submitted for Exploration Assistance Agreement
(Government of Manitoba) for the period of April 1, 2004 to Oct. 31,
2004. Confirmation of acceptance pending
(7) Application submitted for Exploration Assistance Agreement
(Government of Saskatchewan) for the period of April 1, 2004 to
March 31, 2005. Confirmation of acceptance pending
(8) Letter of Understanding between HBED and Laurentian University,
dated January, 2004, re: Laurentian University Co-Operative
Research funding, as amended in February, 2004
(F) VMS Exploration Properties - (2 vols.) containing information on target
properties in the camp along with maps (page size) showing areas flown
by SPECTREM and Hudson Bay properties
(G) Desktop Property Map - shows active mines, dormant mineral
occurrences, HBED/HBMS mineral claims, leases, permits, OIC leases,
jv/option properties (located in Map Room)
(H) Desktop Map of camp - shows untested SPECTREM anomalies (located
in Map Room)
(I) Note on Status of untested SPECTREM anomalies

9. Zochem
(A) Gas Agreements

(1) Master Purchase/Sale Agreement - Eastern between Zochem, a division of HBMS and Coral Energy Canada Inc., dated June 1, 2002
(2) FT - Transportation Assignment Agreement between Zochem and Enbridge Gas Distribution Inc., dated February 13, 2004, along with an assignment of certain rights under an FT- Transportation Contract dated October 24, 1989
(3) Gas Transportation Agreement between Enbridge Gas Distribution Inc. and Zochem, dated February 13, 2004

10. Environmental
(A) Audits
(1) HBMS Saskatchewan, Manitoba and Ontario Environmental Compliance Audit of Operations 2004 **[in progress by URS Norecol; report will be included when it becomes available]**
(2) URS Environmental Audit Report December, 2001 (URS File 39832-003), which attaches as Appendix A the Operating Orders, Permits and Licenses for:
A. **Chisel Lake Mine Complex:** Manitoba Environment Act Notice of Alteration; Manitoba Environment Act Licence 1501 RR; Manitoba Environment Act Licence 1501 R (superseded); Waste Disposal Ground Operating Permit - Permit No. 5-052
B. **Flin Flon Complex** - Saskatchewan Operating Approval IO-168; Manitoba Clean Environment Commission Order 1013; Inco and HBMS Smelter Complex Regulation, Man. Reg. 165/88; Manitoba Environment Order 86 HW (Northern Environment Recovery Ltd.) and Saskatchewan Storage Facility Registration Certificate W8-6-2
C. **Konuto Mine Complex** - Saskatchewan Environment Management Approval IO-158
D. **Namew Mine Complex** - Manitoba Environment Natural Service Water Discharge; Management Environment Stage 3 Licence 1488 and Manitoba Waste Disposal Grounds Operating Permits 5-053
E. **Osborne Lake Mine Complex** - Manitoba Waste Disposal Grounds Operating Permit 5-058
F. **Photo Lake Mine / Chisel Lake Mine Complex** - Manitoba Environment Notice of Alteration; Manitoba Act Licence 1919S2RR
G. **Ruttan Mine Complex**- Manitoba Clean Environment Commission Order 858 VO and Manitoba Waste Disposal Grounds Operating Permit 5-054
H. **Stall Lake / Snow Lake Complex** - Manitoba Clean Environment Commission Order 765 and Manitoba Clean Environment Commission Order 766; Manitoba Designation of Anderson Lake as a tailings impoundment area and Manitoba Waste Disposal Grounds Operating Permit 5-051
I. **Trout Lake Mine Complex** - Clean Environment Commission Order 997
J. **Westarm Mine Complex** - Clean Environment Commission Order 893VO
K. **Zochem Facility** - Ontario Ministry of the Environment and Amended Certificate of Approval - Air No. 7160-4K2RYH
(B) Site Assessments
(1) Phase 1 Environmental Site Assessments of HBMS non -

operational sites and selected HBED Sites, **[in progress by URS Norecol; reports will be included when they become available]**
(C) Air Emissions (Regulatory Material, Data Collection and Reporting)
(1) Canada-Wide Standards for Particulate Matter (PM) and Ozone (endorsed by the Canadian Counsel of Ministers of the Environment, June 5 and 6, 2000, Quebec City)
(2) *The Environment Act* (Manitoba) Objectives and Guidelines for Various Air Pollutants - Ambient Air Quality Criteria (September, 1999)
(3) (Saskatchewan) Clean Air Regulations, R.R.S., c. C-12.1, Reg. 1, made under *The Clean Air Act* (Saskatchewan)
(4) Sulfur Dioxide data collected from Continuous Monitoring Stations and reported to Manitoba Conservation (Larry Strachan, Environmental Approvals) on an approximately quarterly basis April of 2002 to March of 2004
(5) Inco and HBMS Smelter Complex Regulation, Man. Reg. 165/88 as amended by Manitoba Regulation 181/88 (the "Smelter Regulation"), together with e-mail from Manitoba Environment clarifying the public meeting requirements set out in the Smelter Regulation
(6) Order issued pursuant to section 24(4) of *The Environment Act* (Manitoba), dated June 25, 1991, together with rescinded Order, dated April 30, 1991
(7) Data on particulate material and sulfur dioxide emissions from the 825 foot (main) stack collected from January, 2002 to February, 2004 and submitted to Manitoba Conservation (Larry Strachan, Environmental Approvals) pursuant to the Smelter Regulation
(8) Ambient Particulate data monthly reports (Creighton School) from January, 2002 to January, 2004 as submitted to Saskatchewan Environment (IO-180)
(9) Report "Air Quality within the Flin Flon Area; October, November and December 2003," together with Distribution List
(10) Report "Air Quality within the Flin Flon Area; October, November and December 2002," together with Distribution List
(11) Report "Air Quality within the Flin Flon Area; July, August, September 2002," together with Distribution List
(12) Report "Air Quality within the Flin Flon Area; April, May, June 2002," together with Distribution List
(13) Report "Air Quality within the Flin Flon Area; January, February, March 2002," together with Distribution List
(14) Letter from HBMS to Manitoba Conservation, January 27, 2004 re HBMS progress towards the Canada Wide Standard for Mercury.
(15) "Stack Emissions Report - Dioxins/Furans, Environment Canada EPS 1/RM/2, HBMS Flin Flon," prepared for HBMS by Church and Trought Inc., June 2002 (Revised March 2003)
(D) Effluent Discharges (Regulatory Material and Data Collection and Reporting)
(1) Copy of MMER
(2) MMER Annual Report for 2003
(3) Quarterly MMER test data for 2003 submitted to Environment Canada
(4) Summary of Effluent Monitoring Results for 2002
(5) Effluent Quality Results for January and February, 2004 for Ruttan and other mine sites
(6) HBMS Effluent Quality Reports prepared and reported to Manitoba Conservation/SERM monthly from January, 2002 to February, 2004

(7) Saskatchewan Environment Environmental Inspection - Flin Flon Tailings Impoundment System and Konuto Lake Mine Reports from May, 2002, October, 2002, January, 2003, August, 2003 and January, 2004
(8) Results of effluent samples collected by Manitoba Conservation: June 4 and 26, 2002, Anderson Lake Outfall and Chisel North Mine/Chisel Open Pit (South Dam); August 14, 2002, Ruttan-Brehaut Weir; September 30, 2002, North Weir and Trout Lake Surface Sump; December 16, 2003, North Weir and Trout Lake Surface Sump discharges
(E) MMER Incident Reports
(1) February 18, 2004, letter to Environment Canada and attached data updating report of January 14, 2004 Acute Lethality tests at North Weir
(2) Letter, dated April 10, 2003 to Environment Canada updating oral report of elevated Radium - 266 in Trout Lake Surface Sump effluent as of Feb/Mar/03
(3) Letter, dated January 16, 2003 to Environment Canada reporting elevated pH at Chisel Treatment Plant effluent in December 2002
(4) June 6, 2003 Environment Canada Warning re alleged Fisheries Act/MMER violation re Chisel pH in December of 2002 (File No. 4108-2003-01-29-001)
(F) MMER Transitional Authorizations for Deleterious and Acutely Lethal Substances
(1) Transitional Authorization for deleterious substances for the Flin Flon Tailings Impoundment System final discharge point
(2) Transitional Authorization for deleterious substances for Konuto Lake Mine, Denare Beach, Saskatchewan
(3) Transitional Authorization for acutely lethal effluent at Konuto Lake Mine, Denare Beach, Saskatchewan
(4) Transitional Authorization for deleterious substances for Trout Lake Mine, Flin Flon, Manitoba.
(5) Transitional Authorization for acutely lethal effluent at Trout Lake Mines, Flin Flon, Manitoba
(6) Transitional Authorization for deleterious substances at Chisel North Mine final discharge point, Snow Lake, Manitoba
(7) Transitional Authorization for acutely lethal effluent at Chisel North Mine, Snow Lake, Manitoba
(G) Provincial Environmental Licenses with Correspondence from Regulators
(1) Renewed Saskatchewan Approval to Operate Pollutant Control Facilities IO-180 (regarding the Flin Flon operation), dated March 31, 2003 (expiry March 31, 2005)
(2) Renewed Saskatchewan Environment Approval to Operate Pollutant Control Facilities No. I0-173 (regarding Konuto Lake Mines), dated October 25, 2001 (expiry October 31, 2004)
(3) Clean Environment Commission Order No. 1013VC dated October 1, 1986 (Flin Flon final discharge point)
(4) Clean Environment Commission Order No. 997, dated August 15, 1983 (Trout Lake Mine)
(5) Clean Environment Commission Order Nos. 765 and 766, dated December 29, 1977 (Stall Lake Mine and Ore Concentrator)
(6) The Designation of Anderson Lake as Tailings Impoundment Area and the requirements for the control of the deposit of tailings into Anderson Lake by the Minister of State (Environment) pursuant to the *Fisheries Act* (Canada) and The Metal Mining Liquid Effluent Regulations

(7) Clean Environment Commission Order No. 839VO, dated November 28, 1979 (Westarm Mine)
(8) Letter, dated March 10, 2000 from Manitoba Conservation to HBMS regarding Photo Lake Mine/Chisel Lake Mine Notice of Alteration and enclosed Environment Act Licence No. 1919 S2 RR issued June 6, 1995, revised January 30, 1998, revised again March 10, 2000
(9) Letter, dated June 8, 2001 from Manitoba Conservation to HBMS regarding Chisel Lake Mine Environment Act Licence No. 1501RR - Clause 17 and Environment Act Licence No. 1501RR, issue date January 30, 1998, approving revision requested by HBMS
(10) Letter, dated January 30, 1998 from Manitoba Conservation to HBMS, Environmental Approvals, accepting as minor alteration the Notice of Alteration to Licenses No. 1919 S2 and 1501R
(11) Letter, dated May 16, 2003 from Manitoba Conservation to HBMS regarding Ruttan Mine - continuing applicability of Environment Act Licence No. 858VO. Also letter, dated May 13, 2003 from HBMS to Manitoba Conservation re permanent closure of Ruttan Mine tailings pond discharge to Brehaut Lake
(12) Manitoba Clean Environment Commission Order No. 858VO, dated February 12, 1980, as varied by Order in Council 85/80 of January 30, 1980 (re Ruttan Mine effluent)
(13) Letter, dated July 17, 2002 from Manitoba Conservation to HBMS regarding Namew Lake Mine Decommissioning Plan monitoring requirements. Also letter, dated May 25, 1994 from Manitoba Environment to HBMS regarding former Namew Lake Mine - acceptance of proposed discharge of natural surface water discharge
(14) Environment Act Licence - Licence No. 1488 issued July 8, 1991 (Stage 3 Licence for Namew Lake Mine)
(H) Reports, Inventories and Licenses re Specific Substances
(1) PCB Material Inventory Reports to Environment Canada and Provincial regulatory authorities, December 19, 2001 until December 16, 2003
(2) List of PCB Capacitors - currently listed as in use
(3) Update on Asbestos Inventory and Removal Projects. Materials that were identified during the 1999 survey along with any materials that have been located during subsequent inspections
(I) Canadian Nuclear Safety Commission Radiation Action Management Program 2002
(1) Radiation Management Program 2002. Also included is the Inspection Report for the Canadian Nuclear Safety Commission Inspection on September 24, 2003 - Index No. 216253. Also a copy of the Inspection Report for the CNSC Inspection on September 24-25, 2003 - Index No. 216254
(2) CNSC Nuclear Substances and Radiation Devices Licence No. 03831-1-04.0
(J) Closure Plans
(1) HBMS Memo, dated March 31, 2003 and attached report re Flin Flon Plant Site and Tailings Impoundment System Conceptual Closure Plan
(2) Trout Lake Mine Closure Plan, dated March 2003
(3) Chisel North Mine Closure Plan, dated March 2003
(4) Stall Lake Concentrator and Anderson Lake Tailings Management Facility Closure Plan, dated April, 2003
(5) Letters from Manitoba Industry, Economic Development and Mines

regarding comments on the closure plans and financial security for Trout Lake Mine, Chisel North Mine and Stall Lake Concentrator and Anderson Lake Tailings Management Facility
(6) Letter, dated January 26, 2000 from HBMS to SERM accepting January 26, 2000 revised plan together with the revised Decommissioning Plan for Konuto Lake Mine
(K) Decommissioning Plans
(1) Ruttan Mine Property Decommissioning Plan January, 2002
(2) Namew Lake Mine/Mill Decommissioning Plan
(L) Environmental Liaison Committee and Healthy Flin Flon Meetings
(1) Note to File explaining the Environmental Liaison Committee (ELC) and sub-committees
(2) Minutes and Agenda of the first ELC meeting of October 15, 1996
(3) August Sulfur Dioxide Data Report of October 17, 1996
(4) Letter to Manitoba Director of Environmental Approvals from HBMS, dated September 13, 1996, enclosing Sulfur Dioxide data collected from the monitoring stations as of August, 1996
(5) Environmental Liaison Committee "HBMS Overview and Update", dated October 15, 1996 (graphs showing air emissions 1985 - 1996 and presentation overheads)
(6) Meetings of Meeting of the Health Effects and Monitoring Subcommittee of the Flin Flon Environment Liaison Committee held on May 1, 2000
(7) Analysis of Elevated HiVol Readings, Barrow Provincial Building ~ 1999
(8) Air Quality Measurements Conducted in the Flin Flon Area as of April, 1999
(9) Notes of the Meeting of the Spill Gas Subcommittee of the Flin Flon Environment Liaison Committee held May 1, 2000
(10) Draft Proposed Meeting Agendas of the ELC Emissions Subcommittee and the Flin Flon Air Quality Public Meeting, 2003 and Health Effects and Monitoring Sub-committee to be held May 6, both prepared by Manitoba Conservation May 5, 2003
(M) Tailings
(1) Flin Flon Tailings Impoundment System Operations Manual
(2) Annual Review of the Ruttan Tailings Impoundment System and Review of Closure Construction, dated June, 2003 - final report by BGC Engineering
(3) Annual Review of the Ruttan Tailings Impoundment System, dated June, 2002 - final report, by BGC Engineering, together with letter to Director of Mines, Manitoba Industry, Trade and Mines from HBMS, dated July 23, 2003 (enclosing report)
(4) Annual Inspection of the Chisel North Project, Snow Lake, dated June, 2003 - final report, by BGC Engineering, together with letter to HBMS from BGC Engineering Inc., dated July 2, 2003 (enclosing report)
(5) Anderson Lake Dam and Chisel Dam Inspection as of June, 2002 - final report by BGC Engineering, together with letter to HBMS from BGC Engineering Inc., dated August 22, 2002 (enclosing report)
(6) Annual Review of the Flin Flon Tailings Impoundment System, dated July 4, 2003 - final report by BGC Engineering
(7) Annual Review of the Flin Flon Tailings Impoundment Systems, dated October 7, 2002 - final report, by BGC Engineering
(N) WHMIS Inventory
(1) List of products, dated March 24, 2002
(O) CEPA (1999) Pollution Prevention Plan Process

(1) HBMS - Response to Presentations by Environment Canada at BEMAG, Ottawa February 12-13, 2004
(2) Report entitled "SOP, BEMAG and Emission Reductions", dated October 21, 2003
(3) Reports from the BEMAG Meeting held October 16-17, 2003 re Annual Emission Limits for Particulate Matter, Sulphur Dioxide and CEPA-Metal from 1998
(4) Report jointly commissioned by HBMS and INCO, prepared by Chemtrade Logistics, Inc., dated February, 2002 concerning the marketing of sulphuric acid from northern Manitoba
(5) Draft Working Document, entitled "Pollution Prevention Planning for Releases from Base Metals Smelters and Refineries under Part 4 of the *Canadian Environment Protection Act, 1999*," prepared by Minerals and Metals Branch Pollution Prevention Directorate Environment Canada for discussion, dated February 12-13, 2004
(6) Base Metals Environmental Stakeholder Advisory Group Report of Proceedings at Meeting held October 16-17, 2003, prepared by INTERSOL for Environment Canada
(7) Draft Environmental Code of Practice for Base Metals Smelters and Refineries, First Edition, prepared for Multi-stakeholder Consultations. Revision October 8, 2003
(8) Letter to P. Finlay from L. Strachan dated May 10, 2004 re Proposed Targets and Schedules in CEPA Notice Requiring Pollution Prevention Plans enclosing, *Manitoba Conservation Response to the Proposed Federal CEPA Emission Targets and Schedules for Base Metal Smelters* and *Wording Listed in the CCME CWS for Mercury;*
(9) Letter to P. Finlay from G. Peeling dated May 10, 2004 re initiative to reduce emissions of metals deemed toxic under CEPA;
(10) SENES Consultants Limited, *Long Range Calpuff Dispersion Modelling Study for INCO, Thompson, Manitoba*, April, 2004;
(11) Letter to the Members of BEMAG from P. Finlay, Chair of BEMAG dated April 21, 2004 re final planned meeting;
(12) Draft Proposed Meeting Agenda of BEMAG for April 26, 2004;
(13) Draft Meeting Notes of Conference Call #7 dated April 8, 2004;
(14) Meeting Notes of Conference Call #6 dated January 8, 2004;
(15) *Targets and Schedules in CEPA Notice Requiring Pollution Prevention Plans*, BEMAG dated April 26, 2004;
(16) *Base Metals Smelters Emissions*, BEMAG's third meeting dated April 21, 2004;
(17) Canadian Environmental Protection Act 1999 (CEPA), *Process and Timelines Requirements*, BEMAG meeting of April 26, 2004;
(18) *Review of Factors Considered in Revising the Emission Reduction Targets for Base Metal Smelters, April 2004*, BEMAG meeting of April 26, 2004;
(19) Letter to P. Finlay from W. Fraser dated March 8, 2004 re comments on the Emission Reduction Targets and Schedules;
(20) HBMS Releases and Emissions chart;
(21) HBMS Response to Presentations by Environment Canada at BEMAG, Ottawa, Febuary 12-13, 2004;
(22) Letter to P. Jones from G. Doer dated February 12, 2004 re the government shares the same concerns regarding the BEMAG process;
(23) Letter to D. Anderson, Minister of Environment from P. Jones dated February 9, 2004 re economic consequences;
(24) HBMS Response to Draft Environment Canada Emission

Reduction Guidelines dated January 27, 2004;
(25) *Pollution Prevention Planning for Releases from Base Metals Smelters and Refineries Under Part 4 of the Canadian Environmental Protection Act, 1999*, prepared by Minerals and Metals Branch, Pollution Prevention Directorate Environment Canada dated February 7, 2004;
(26) Letter to D. Anderson from S. Struthers, Minister of Conservation dated Februarys 5, 2004 re BEMAG process;
(27) Letter to R. Alcock from P. Jones dated January 27, 2004;
(28) Letter to G. Doer from P. Jones dated January 27, 2004;
(29) HBMS Response to Draft Environment Canada Emission Reduction Guidelines dated January 27, 2004;
(30) SOP, BEMAG and Emission Reductions report dated January 27, 2004;
(31) Letter to D. Anderson from B. Chertow, Canadian Copper & Recycling Business Unit, Noranda Inc. dated October 15, 2004;
(32) News Release, *Noranda's Horne Smelter Announces Measures to Regain Profitibaility, Operating Costs will be Reduced by $30 Million,* dated October 15, 2003;
(33) Letter to D. Anderson from P. Jones dated November 12, 2004 re Noranda letter;
(34) Letter to P. Jones from D. Anderson dated January 12, 2004;
(35) Letter to M. Mihychuk from J. Loring, Thompson Operations dated November 4, 2003 re different view from that of Noranda's press release and letter;
(36) *Draft Toxics Management Strategy Base Metal Smelters and Refineries* report prepared by Noranda Inc/Falconbridge Limited;
(P) MAC Environmental Progress Report 2003 and 2002
(1) The Mining Association of Canada, Environmental Progress Report 2003
(2) The Mining Association of Canada, Total Releases by Company and Substance December, 2003
(3) The Mining Association of Canada, Metals in the Environment Research Network December, 2003
(4) The Mining Association of Canada, Tailings and Water Management Facilities December, 2003
(5) The Mining Association of Canada, Orphaned/Abandoned Mines in Canada December, 2003
(6) The Mining Association of Canada, Greenhouse Gas Progress Report December, 2003
(7) The Mining Association of Canada, Metal Mining Effluent Regulation and Environmental Effects Monitoring December, 2003
(8) The Mining Association of Canada, Recycling December, 2003
(9) The Mining Association of Canada, Contact information December, 2003
(10) The Mining Association of Canada, Environmental Progress Report 2002
(11) The Mining Association of Canada, Total Releases by Company and Substance, December 2002
(12) The Mining Association of Canada, Mine Environment Neutral Draining December, 2002
(13) The Mining Association of Canada, Metal Mining Effluent Regulations and Environmental Effects Monitoring December, 2002
(14) The Mining Association of Canada, Toxicological Investigations of Mining Effluence (TIME) Network December, 2002
(15) The Mining Association of Canada, Orphan/Abandoned Mines in

Canada December, 2002
(16) The Mining Association of Canada, Recycling December 2002
(17) The Mining Association of Canada, Greenhouse Gas Progress Report December, 2002
(Q) Flin Flon Tailings Impoundment System Dust Event (Creighton) - December 06, 2002
(1) List of the Tailings Dust Working Group Members as of April 29, 2003
(2) HBMS TMA Working Group, Meeting Minutes of May 28, 2003, April 23, 2003 and April 14, 2003
(3) HBMS TMA Working Group Meeting Minutes of March 17, 2003 and attaching Dr. Irvine's Comments on Air Quality Sampling, dated March 16, 2003
(4) HBMS TMA Working Group Meeting Minutes of March 3, 2003
(5) Draft HBMS TMA Working Group Meeting Minutes of November 26, 2003
(6) Meeting Minutes of the Tailings Dust Liaison Committee of February 11, 2003
(7) Saskatchewan Environment Media Release dated March 25, 2003 concerning the Tailings Dust Storms in Creighton
(8) Summary of Tailings Dust Management, dated June 17, 2003
(R) Saskatchewan Environment Annual Reports 2002 and 2003
(1) Letter to Saskatchewan Environment from HBMS, dated February 27, 2004, regarding the Flin Flon Tailings Impoundment System - Annual Report and enclosing same (being HBMS Saskatchewan Government Annual Report, Flin Flon Tailings Impoundment System (IO-180), January 1, 2003 - December 31, 2003)
(2) Letter to Saskatchewan Environment from HBMS, dated February 28, 2003, regarding the Flin Flon Tailings Impoundment System - Annual Report and enclosing same (being HBMS Saskatchewan Government Annual Report, Flin Flon Tailings Impoundment System (IO-168), January 1, 2002 - December 31, 2002)
(3) Letter to Saskatchewan Environment from HBMS, dated February 9, 2004, regarding the Konuto Lake Mine - Annual Report and enclosing same (being HBMS Saskatchewan Government Annual Report, Konuto Lake Mine (IO-173), January 1, 2003 - December 31, 2003)
(4) Letter to Saskatchewan Environment from HBMS, dated January 28, 2003, regarding the Konuto Lake Mine - Annual Report and enclosing same (being HBMS Saskatchewan Government Annual Report, Konuto Lake Mine (IO-173), January 1, 2002 - December 31, 2002)
(5) Letter to Saskatchewan Environment from HBMS, dated May 12, 2003 enclosing the final draft of the HBMS Status of the Environment Report - 2003
(S) HBMS Internal Environmental Reports
(1) Monthly Report - Environmental Control Department from January, 2002 until September, 2003
(2) HBMS Environmental Control, Weekly Reports beginning the week of January 7-13, 2002 to week ending March 21, 2004
(T) Reclamation Security Agreements
(1) Security Agreement between HBMS in favour of Her Majesty the Queen in Right of the Province of Saskatchewan with respect to the Corporation's reclamation undertakings in the Province of Saskatchewan, issued March 31, 1999, together with Security Agreement Report dated May 31, 2003

(2) Security Agreement between HBMS in favour of Her Majesty the Queen in Right of the Province of Manitoba with respect to the Corporation's environmental rehabilitation undertakings in the Province of Manitoba (to be signed by Government), dated May 13th, 2003
(3) Draft Security Priorities Agreement between Her Majesty the Queen in Right of the Province of Saskatchewan and the Province of Manitoba
(U) Spill Report Information
(1) HBMS letter, dated April 2, 2004, concerning the report of the Ferrite Spill of March 27, 2004 report to Saskatchewan Environment, attaching:
A. Spill Occurrence Report "HBMS: Ferrite Solution Spill - March 27, 2004"
B. HBMS Inter-office correspondence to E. Caba from T. Chacula, ZPL General Foreman re Lime Consumed for Neutralization
(V) Previously Explored Sites: Wellgreen
(1) Letter, dated July 5, 2001 to Water Resources Division, Yukon Region, DIAND from HBMS re Inspection Report - Wellgreen Property
(2) HBMS Water Resources Inspection Report of May 22, 2001 regarding inspection of Wellgreen Property, Alaska Highway North, Quil Creek Drainage
(3) Letter, dated May 30, 2001, from HBMS to Indian and Northern Affairs Canada, re Wellgreen Mine
(4) Letter, dated May 23, 2001, to HBMS from Indian and Northern Affairs Canada, re Wellgreen Mine
(5) Letter, dated November 27, 2001, to HBMS from Indian and Northern Affairs Canada, re Wellgreen Mine
(6) Letter, dated July 30, 1999 to Dumoulin Black from HBMS re HBMS' Interest in Wellgreen Property attaching:
A. Letter Agreement between Galactic Resources Ltd. and HBMS, dated May 21, 1987 re Hudson-Yukon Mining Co. Ltd.
B. Assumption of Indebtedness, dated May 21, 1987
(7) Letter to HBMS from Dumoulin Black, dated July 12, 1999 re Wellgreen Property, Yukon Territory, with attached Schedule "A"
(8) Letter to HBMS from Dumoulin Black, dated March 29, 1999 re Wellgreen Property, Yukon Territory
(9) Letter to International All-North Resources Ltd., from HBMS, dated March 17, 1999 re Wellgreen Property
(10) Letter to HBMS from International All-North Resources Ltd. dated March 9, 1999 re Wellgreen Property
(11) Letter to Norther Affairs Program from HBMS dated June 2, 1993 re Wellgreen Property
(12) Environmental Engineering Overview dated August 4, 1993, with attached sketch of mill site and photos
(13) Assignment of Lease, dated July 18, 1991
(14) "Oxidation of Yukon Mine Tailings," Regional Program Report by the Department of Environment, Environmental Protection Service, Pacific Region, Yukon Branch, dated May, 1984
(15) Letter to Northern Natural Resources & Environment Branch from HBMS, dated April 9, 1974 re Tailings Pond - Hudson-Yukon
(16) Letter to HBMS from Northern Natural Resources & Environment Branch, dated April 1, 1974 re Tailings Pond at Hudson-Yukon

(17) Letter to HBMS from Northern Natural Resources & Environment Branch, dated January 9, 1974 re water licence at Hudson-Yukon
(18) Letter to Northern Natural Resources & Environment Branch from HBMS, dated November 26, 1973
(19) Letter to HBMS from Northern Natural Resources & Environment Branch, dated November 6, 1971 re tailings pond dam construction at Quill Creek, Yukon Territory with attached sketch
(20) Department of Indian Affairs and Northern Development Mining Industry - Information Sheet for Water-Use Application for Hudson-Yukon Mining Co. Ltd. 4326
(21) Department of Indian Affairs and Northern Development, Yukon Territory Water Board Licence Number Y2L3-0002, dated May 1, 1973 granting a water licence for Hudson-Yukon Mining Co. Ltd re Mile 1111, Alaska Hwy at Quill Creek
(22) Yukon Territory Water Board Monitoring Program No. 73-01 sampling points for The Hudson-Yukon Mining Co. Ltd., Quill Creek Mine with diagram of same
(23) Photos, 2003 (black and white)
(W) Previously Explored Sites: Stikine/Galore Creek
(1) *Galore Creek Gold-Silver-Project, Project Description* prepared by Spectrum Gold Inc.
(2) *2003 Diamond Drilling Assessment Report on the Galore Creek Property* prepared by M. Stammers, J. Muntzert, S. Petsel, dated December, 2003;
(3) Memorandum to E. Finlayson and D. Birak, Stikine Copper Limited from M. Fields and E. Yarrow re Work Report Summary of 1992 Activities enclosing:
A. Environmental base line studies and summaries of the 1991/92 data as well as reports and data from July and October data trips;
B. memo from S. Enns re field visit August 9 to 15;
C. report on the Grace property prepared by S. Enns;
(4) *Progress Report 1991, Galore Creek Project*, Liard Mining Division, B.C. prepared by E. Yarrow and S. Enns dated April, 1992 with attached Appendices:
A. Galore Creek Inventory and Conditions
B. Galore Creek Claim Status
C. Analytical Test Work and Procedures
D. Computer Disckettes - Assay and Geological Data
E. Central Zone - Cu-Au Frequency Plots
F. DDH Survey Results
G. Microfiche - 1991 Drill Logs, Aerodate and IP Reports
H. Geotechnical Data - RQD Drill Logs and Report by Heah
I. Environmental Studies - Analytical Results
J. R. Sillitoe Reports
K. Characteristics of Alkaline Cu-Au Porphyry Deposits
L. 1991 Mineral Reserve Estimates - Kennecott, Salt Lake City
M. Preliminary 1992 Budget Proposals
(5) Blue Expanding File, enclosing Figures 91-10 to 91-92, illustrations as outlined in the Galore Creek Project Progress Report, 1991;
(6) Email to HBMS from Kennecott Exploration Company, dated September 22, 2003 re Galore Creek Property with attached emails from HBMS to Kennecott Exporation Company
(7) Letter to Kennecott Canada Exploration Inc. from Norecol Dames & Moore, dated September 16, 1999 re Galore Creek Mineral Property, Reclamation Requirements

(8) Letter to Kennecott Exploration Company from URS Norecol Dames & Moore Inc., dated September 13, 2002 re draft Galore Creek Reclamation Reassessment
(9) Excerpt from the Mining Journal, London, "Industry in Action", dated August 15, 2003
(10) Letter to HBMS from D. Gregory, Kennecott Canada Exploration Inc., dated November 10, 2000 re Galore Creek Reclamation
(11) Letter to HBMS from Kinnecott Canada Exporation Inc., dated June 28, 1999 re Assessment of Closure Costs at Galore Creek
(X) Previously Explored Sites: Baffin Land Iron
(1) Report re Property by W. Fraser
(2) Colored photographs of the:
I. Assumption Harbor
II. Drill Camp
III. Road
IV. Airstrip
V. Airstrip/drums
VI. Basecamp
(3) Report by Strathcona Mineral Services Limited, entitled "Baffinland Iron Mines Limited, Mary River Camps", dated August 29, 1989 with attached photos
(Y) Previously Explored Sites: Tom Valley #1
(1) Proposal for Water Sampling at Tom Valley, Yukon Territory, Inquiry No. ED03-E101 prepared for HBMS by Gartner Lee Limited, dated April, 2003
(2) Letter to Gartner Lee Limited from HBMS, dated June 6, 2003 re: Environment Department, Contract Number ED03-E101, Water Sampling at Tom Valley, Yukon Territory with Contract attached
(3) Yukon Territory Water Board Reasons For Decision, Granting License in Water Use Application QZ99-046 to HBMS, dated December 31, 2002
(4) CEAA Environmental Assessment Act Screening Report And Project Summary Yukon Territory Water Board Type B Water Use Licence, dated November 19, 2002
(5) Type B Water Use License Information Sheet for Quartz Mine Undertakings (undated)
(6) Yukon Waters Act Schedule IV Application for HBMS not dated
(7) Report on HBMS Tom Mine Property, Support Documentation for Water Use Licence Application, dated February, 2000
(Z) Previously Explored Sites: Tom Valley #2
(1) Tom Valley Property 2000 Water Quality Study, dated April, 2001
(2) 2001 Water Quality Monitoring Report Tom Valley Property, dated May, 2002
(AA) Previously Explored Sites: Tom Valley #3
(1) 2002 Water Quality Monitoring Report - Tom Valley Property (Water Use Application QZ99-046), dated March, 2003
(2) 2003 Water Quality Monitoring Report - Tom Valley Property (Water Licence QZ99-046), dated December, 2003
(BB) Previously Explored Sites: Tom Valley #4
(1) Letter to HBMS from Yukon Water Board, dated March 26, 2004 re: Water Use Licence QZ99-046, HBMS, Proposed Study of Contaminant Loadings in Sekie Creek
(2) Letter to Yukon Water Board from Yukon Environment, dated March 24, 2004 re: Water Use Licence QZ99-046, HBMS Proposed Study of Contaminant Loadings in Sekie Creek #2
(3) Letter to Gartner Lee Limited from Yukon Environment, dated

February 5, 2004 re: Proposed Study Design for Tom Valley Property, Yukon Territory (Water Licence QZ99-046)
(4) Letter to Yukon Water Board from Environment Canada, Environmental Protection Branch, dated March 22, 2004 re: QZ99-046 HBMS Tom Valley Property - Proposed Study as Required under Section 25 of Water Licence, attaching Environment Canada Review Recommendations to Yukon Water Board re: HBMS Tom Valley Property - Required Study under QZ99-046
(5) Letter to N. de Graff, Environment Canada and Government of Yukon from Yukon Water Board, dated March 8, 2004, re: Water Use Licence QZ99-046, HBMS Proposed Study of Contaminant Loadings in Sekie Creek
(6) Letter to Yukon Water Board from Gartner Lee Limited, dated January 30, 2004 re: 23320-Proposed Study for Tom Valley Property, Yukon Territory (Tom Valley Property Water Licence - QZ99-046); and attached Letter to W. Fraser from Gartner Lee Limited date January 30, 2004 re: 23-320 (HBMS Contract No. ED03-E101) - Proposed Study Design for Tom Valley Property, Yukon Territory
(7) Facsimile and Letter to HBMS from Gartner Lee Limited, dated January 20, 2004, re: 23320 - Preliminary Cost Estimates for Phase 1. of Tom Valley Required Study Design
(8) Letter to Yukon Water Board from Gartner Lee Limited, dated December 24, 2003 re: 23320 - Notification of Delay in Submission of Proposed Study Design for Tom Valley Property, Yukon Territory (Class B Water Licence - QZ99-046)
(9) Letter to Yukon Water Board from Gartner Lee Limited, dated December 12, 2003 re: Tom Valley Annual Report - Water Licence QZ99-046
(10) Letter to HBMS from Gartner Lee Limited, dated October 6, 2003 re: Contract No. ED03-E101, Service Requisition No. 14686 - Additional Work Requested for Tom Valley Project, Yukon Territory attaching a Scope Change and Contract Modification
(11) Gartner Lee Limited Memorandum to HBMS, dated September 15, 2003 re: Field Memorandum - Tom Valley Property September 2003 Water Sampling attaching Table 1. (September 3 & 4 Surface Water Sampling) and photographs
(12) Gartner Lee Limited Memorandum to HBMS, dated July 28, 2003 re: Field Memorandum - Tom Valley Property July 2003 Water Sampling attaching Table 1. (July 14 & 15 2003 Surface Water Sampling) and photographs
(13) Letter to HBMS from Gartner Lee Limited, dated July 7, 2003 (Draft for Discussion) re: 23-320 (HBMS Contract No. ED03-E101) - Proposed Study Design for Tom Valley Property, Yukon Territory
(14) 2003 Photos
(15) Letter to HBMS from Indian and Northern Affairs Canada Water Resources, dated November 29, 2000 re: Site visit to Tom Claim Property, September 12, 2000 attaching an Inspection Report, dated September 21, 2000
(16) Federal Land Inspection Report, dated September 16, 1999
(17) Federal Land Inspection Report, dated August 23, 1994 attaching letter to Northern Affairs Program, Land Resources from Indian and Northern Affairs Canada, dated August 24, 1994 re: Hudson Bay Mining - Tom Property clean-up August 1994 - Lease 105001-0000-0003, with diagram of Tom Property, Contract Document/Scope of Work (Tom Valley Minesite Cleanup)

(18) Email from Indian and Northern Affairs Canada to HBMS dated December 16, 1999, with attached Notes from Meeting dated December 15, 1999, Whitehorse, Yukon
(19) Indian and Northern Affairs Lease between Her Majesty the Queen in right of Canada and HBED, dated June 7, 1996
(20) Government of Canada Memorandum to Federal Lands from L. Gill, Resource Management Officer, Ross River dated July 16, 1993 re: HBED Lease 105001-000-0003 attaching Letter to L. Gill from Ross River Dena Council, dated June 28, 1993 and a Federal Land Inspection Report, dated July 16, 1993
(CC) Draft Zochem Site Assessment Report and Compliance Audit

11. Pension and Benefit Plans
(A) Breakdown of HBMS benefit costs for 2003 actual and the 2004 budget
(1) Copy of HBMS benefit summary for salary Groups A through C Band
(2) Copy of HBMS benefit summary for salary Group D Band
(3) Summary of benefits for pensioners and widows covered under health plan
(4) HBMS Health Plan Agreement, effective January 2, 2002
(B) Senior Employee Bonus Plan
(1) Anglo Base Metals Performance and Reward Guidelines
(C) Profit Sharing Plan
(1) See 2003 Collective Bargaining Agreements
(2) Statement of Profit Sharing Plan prepared by Deloitte & Touche HBMS, dated December 31, 2002
(3) Gainsharing Program
(D) Underground Mine Bonus System
(1) Description of the existing HBMS incentive system
(2) Appendix 1 Supervisory Bonus
(3) Appendix 2 Mine Bonus subdivided into:
A. 777 Mine
I. flat rate contracts linked variable contracts 777 occupation bonus, calculation procedure, development example, long hole drilling example, drilling and blasting rates, shot pleading and cable bolting rates, trades bonus computations, bonus summary by employee
B. Trout Lake Mine
I. flat rate contracts, linked variable contracts, calculation procedure, development example, long hole drilling example, drilling and blasting rates, shot pleading and cable bolting rates, trades bonus computations, bonus summary by employee
C. Konuto Lake Mine
I. linked and flat rate contracts, calculation procedure, development example, drilling and blasting rates, trades bonus computations, bonus summary by employee
D. Chisel North Mine
I. bonus methodology 2003 bonus by pay period; bonus summary by employee
(4) Appendix 3 - Bi-weekly Bonus Payout Examples from September 4, 2003 - February 18, 2004:
(E) Cash Receipts and Disbursements of HBMS Employees' Death Benefit Plan, dated December 31, 2003

(F) Cash Receipts and Disbursements of HBMS Employee's Sick Benefit Plan, dated December 31, 2003
(G) Valuation Revised Retirement Pension Plan as at December 31, 2003
(H) Valuation Salaried Retirement Income Plan as at December 31, 2003
(I) Valuation Supplemental Retirement Income Plan projected to April 1, 2005
(J) Post Retirement Benefit Valuation report by Mercer Human Resources Consulting dated December 16, 2003
(K) Revised Retirement Pension Plan

(L) Salaried Retirement Income Plan
(M) Supplemental Retirement Income Plan
(N) Hourly Employees Retirement Income Plan for Zochem Division
(O) Salaried Employees Retirement Income Plan for Zochem Division
(P) Money Purchase Pension Plan
(Q) Minutes of Retirement Committee Meetings 1999 – 2004
(R) HBMS Employees Sick Benefit Plan and By-Laws effective October 22, 1992
(S) Agreement between HBMS and Pharmasave Health Centre #470 regarding dispensing fees and related matters
(T) History and By-Laws of the Flin Flon and District Assessment and Referral Service Inc.
(U) Workers Compensation Board
(1) Manitoba and Saskatchewan Assessments 1991 - 2004
(V) Irrevocable Order to Pay from HBMS to Thompson Dorfman Sweatman dated December 23, 2003, together with directions from HBMS in respect thereof

12. Labour and Employment
(A) HBMS Collective Bargaining Information
(1) Collective Bargaining Agreements
A. Collective Bargaining Agreement between HBMS and United Steel Workers of America, Local Union No. 7106, effective January 1, 2003
B. Collective Bargaining Agreement between HBMS and International Association of Machinist and Aerospace Workers Machinist, Local No. 1848, effective January 1, 2003
C. Collective Bargaining Agreement between HBMS and International Brotherhood of Boilermakers; Iron Ship Builders; Blacksmiths, Forgers and Helpers; Local Union No. 451; United Brotherhood of Carpenters and Joiners of America, Local Union No. 1614; International Union of Operating Engineers, Local Union No. 828, effective January 1, 2003
D. Collective Bargaining Agreement between HBMS and International Brotherhood of Electrical Workers Local, Union No. 1405, effective January 1, 2003
E. Collective Bargaining Agreement between HBMS and United Steelworkers of America, Local Union No. 9338 effective January 1, 2003
F. Collective Agreement between HBMS and United Steelworkers of America, Local 8144, Leaf Rapids, Manitoba 2000 for June 11, 200 - May 31, 2003
G. Agreement between HBMS, Zochem Division of HBMS and Communications Energy and Paper Works Union of Canada, July 1, 2003 to June 30, 2006

(2) Project 2012 Amending Agreement and Project Status Documentation
A. Memorandum of Agreement dated July 15, 1998 between HBMS and United Steelworkers of America, Local Nos. 7106 and 8262; International Brotherhood of Electrical Workers, Local Union No. 1405; International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, Local Union No. 451; United Brotherhood of Carpenters and Joiners of America, Local Union No. 1614; Brotherhood of Painters and Allied Trades, Local Union No. 1497; International Union of Operating Engineers, Local Union No. 828; International Association of Machinist and Aerospace Workers, Flin Flon Lodge No. 1848; Office and Technical Workers United Steelworkers of America, Local Union No. 9338
B. Letter, dated September 9, 2003 from HBMS attaching Project 2012 project status to June 30, 2003 - Ledger Report No. 9
C. Letter of June 3, 2003 from Peter R. Jones attaching Project 2012 project status to December 31, 2002 - Ledger Report No. 8
D. Letter of September 20, 2002 attaching project status to June 30, 2002 - Ledger Report No. 7
E. Letter of February 25, 2002 attaching project status to December 31, 2001 - Ledger Report No. 6
F. Letter of August 23, 2001 attaching project status to June 30, 2001 - Ledger Report No. 5
G. Letter of March 20, 2001 attaching project status to December 31, 2000 - Ledger Report No. 4
H. Letter of September 13, 2000 attaching project status to June 30, 2000 - Ledger Report No. 3
I. Copy of project status to December 31, 1999 - Ledger Report No. 2
J. Project status to June 30, 1999 - Ledger Report No. 1
K. Copy of HBMS Project 2014 project status to March 31, 1999
(B) Collective Bargaining Certificates
(1) International Association of Machinists, Lodge 1848 issued March 2, 1945
(2) International Brotherhood of Electrical Workers, Local B 1405 issued March 3, 1945
(3) International Brotherhood of Boilermakers, Iron Shipbuilders and Helpers of America, Local Lodge No. 451, dated March 5, 1945
(4) International Brotherhood of Electrical Workers, Local 1598 issued May 12, 1950
(5) International Union of Operating Engineers, Local Union No. 828 issued April 19, 1952
(6) United Steelworkers of America issued March 10, 1967
(7) Bricklayers, Masons, Cement Block Layers, Marble Masons and Vitrolite Tile Setter, Terrazzo Workers, International Union No. 1 of Manitoba issued August 8, 1967
(8) Successorship certification issued to the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers & Helpers, Local 451, dated March 3, 1999
(C) HBMS Shift Agreements
(1) Representative Shift Agreements (there are approximately 70 such

agreements – terms are similar to the following)
A. Hourly certified - 10 hour - Konuto Lake Mine - IBEW (Electricians)
B. Hourly certified - 11.428 hour - Smelter - USWA (Anode Furnace Operator)
C. Hourly certified - 11 hour + 25 minutes - Trout Lake Mine - IAM (Heavy Duty Mechanics)
D. Hourly certified - 11.5 hour - Smelter - USWA (Concentrate Loader Operator)
E. Hourly certified - 12 hour - Konuto Lake Mine – USWA
F. Staff certified - 10 hour - 777 Mine - USWA (Surveyors)
Note: This agreement states "Callinan" (all Callinan agreements were transferred to 777 Mine)
G. Non-certified staff - 10 hour - Analytical (Group Leaders)
H. Non-certified staff - 11.5 hour - Snow Lake (Project Supervisors)
I. Non-certified staff - 12 hour - Konuto Lake Mine (Shift Bosses)
Note: This agreement states "Westarm Associate" (when Konuto started it was known as "Westarm Associate" and when it went became operational, changed to "Konuto" with all shift agreements transferred to Konuto)
(D) Manpower Summary
(E) Flin Flon Mineral Area Documents and Agreements
(1) Agreement among Government of Canada, Province of Manitoba, Province of Saskatchewan, HBMS, United Steelworkers of America and Association of Flin Flon Trade Unions, made October 2, 1990 re: definition of "Flin Flon Mineral Area"
(2) Agreement between Government of Canada and Province of Manitoba re: compensation for enforcement of Canada Labour Code, dated August 10, 1992
(3) An Act respecting HBMS, C. 62
(4) Bill C-98, An Act to commence an Act respecting HBMS as passed by the House of Commons December 14, 1987
(F) Hudson Bay Mining Employees Health Association
(1) Incorporation Act
(2) Bylaws
(G) Executive Compensation Arrangements
(H) Employment Policies and Manuals
(1) Smelter Policy Manual and Plant Rules and Regulations
(2) Smelter Orientation Manual
(3) Modern Safety Management Training Manual
(4) Loss Control Policy, dated April 8, 2003
(5) Non-Punitive Discipline Policy revised February 1, 2000
(6) Letter of July 3, 2000 to the International Brotherhood of Boilermakers regarding Pension Refunds.
(7) Loss Control Safety System Smelter

13. Safety & Health
(A) HBMS Safety, Health and Environment Reports 2002 and 2003
(1) HBMS Safety Health Environment and Community Engagement Report 2002
(2) HBMS Sustainability Report 2003
(B) Mine Inspector Improvement Orders and related documents 2003
(1) Smelter
A. HBMS Compliance with Improvement Orders, Document No.

PWO-554, dated November 21, 2003, together with Improvement Order and Report Form, dated November 12, 2003
B. Improvement Order and Report Form, dated November 19, 2003
C. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated December 16, 2003 re: Order issued December 16, 2003
D. Reportable Occurrence to Mine Safety Unit, Document No. PWO-553, dated November 10, 2003
E. Improvement Order and Report Form, dated October 15, 2003 (No orders)
F. Reportable Occurrence to Mine Safety Unit, Document No. PWO-553, dated September 23, 2003
G. Improvement Order and Report Form, dated September 10, 2003 re Smelter
H. Reportable Occurrence to Mine Safety Unit, Document No. PWO-553, dated September 10, 2003
I. Annual Emergency Procedure Report, dated September 5, 2003
J. Letter, dated August 19, 2003 to Mines Safety Unit from HBMS re: Response to August 13, 2003 Inspection Report
K. Improvement Order and Report Form, dated August 13, 2003 re: Smelter
L. Improvement Order and Report Form, dated July 10, 2003
M. Letter, dated August 15, 2003 to Mines Inspector from HBMS re reportable injury
N. Letter, dated May 14, 2003 to Mines Safety Unit from HBMS re: Inspection Report of May 7, 2003
O. Improvement Order and Report Form, dated May 7, 2003 re: Smelter
P. Letter, dated April 23, 2003 to Mines Inspector from B. Bage, President of United Steelworkers of America Local 7106 re alleged incident of April 7, 2003
Q. Improvement Order and Report Form, dated April 30, 2003 re Smelter (no Order - Finding of "No Discriminatory Action")
R. HBMS facsimile to Mines Safety Unit from HBMS, dated April 21, 2003 re incident reported on April 11, 2003
S. Letter, dated April 9, 2003 to Mines Safety Unit from HBMS re Response to Inspection Report of April 3, 2003
T. Improvement Order and Report Form, dated April 3, 2003 re Smelter
U. Letter, dated April 2, 2003 to Mines Safety Unit from HBMS re Response to Inspection Report of March 18, 2003
V. Reportable Incident Report to Mines Safety Unit, Document No. PWO-501 of March 29, 2003
W. Letter, dated March 25, 2003 to Mines Safety Unit from HBMS re Response to Inspection Report of March 18, 2003
X. Improvement Order and Report Form, dated March 18, 2003 re Smelter
Y. Letter, dated February 25, 2003 to Mines Inspection Branch from HBMS, attaching Joint Safety and Health Committee investigation of incident reported on February 17, 2003
Z. Letter, dated February 11, 2003 to Mines Inspection Branch from HBMS re Response to Inspection Report of February 5, 2003

AA. Improvement Order and Report Form, dated February 5, 2003 re Smelter and Powerhouse
BB. Letter, dated January 16, 2003 to Mines Safety Unit from M. Zimmer re Response to Inspection Report of January 14, 2003
CC. Letter, dated January 17, 2003 to Mines Safety Unit from HBMS, attaching Joint Safety and Health Committee investigation of incident reported on January 10, 2003
DD. Letter, dated January 16, 2003 to Mines Safety Unit from HBMS re Response to Inspection Report of January 14, 2003
EE. Improvement Order and Report Form, dated January 14, 2003 re Smelter
(2) Trout Lake
A. Reportable Occurrence to Mine Safety Unit, Document No. PWO-553 of December 18, 2003
B. Letter, dated November 7, 2003 to Mines Inspection Branch from HBMS, re remedial action taken as per Improvement Order and Report Form for Trout Lake, dated October 24, 2003
C. Improvement Order and Report Form, dated October 24, 2003 re Mine
D. Letter, dated October 3, 2003 to Mines Inspection Branch from HBMS re remedial action taken as per Improvement Order and Report Form resulting from inspection of September 17, 2003
E. Improvement Order and Report Form, dated September 17, 2003 re Mine
F. Letter to Mines Inspection Branch from HBMS, dated September 11, 2003 re remedial action taken as per Improvement Order and Report Form from inspection of Trout Lake Mine of August 28, 2003
G. Improvement Order and Report Form, dated August 28, 2003 re Mines
H. Letter, dated August 8, 2003 to Mines Inspection Branch from HBMS re remedial action taken as per Improvement Order and Report Form from inspection of Trout Lake Mine of July 31, 2003
I. Improvement Order and Report Form, dated July 31, 2003 re Mines
J. Letter, dated May 27, 2003 to Mines Safety Unit from HBMS re remedial action taken as per Improvement Order and Report Form for May 21, 2003
K. Improvement Order and Report Form, dated May 22, 2003 re May 21, 2003 Inspection of Trout Lake Mine
L. Letter, dated May 14, 2003 to Safety Health Officer, Manitoba Labour and Immigration from HBMS re remedial action taken as per Improvement Order and Report Form for February 26, 2003
M. Letter to Mines Safety Unit from HBMS, dated March 21, 2003 re remedial action taken as per Improvement Order and Report Form, dated March 13, 2003
N. Improvement Order and Report Form, dated March 13, 2003 re Trout Lake Mine
O. Letter to J. Mandryk from HBMS, dated March 4, 2003 re remedial action taken as per Improvement Order and Report

Form, dated February 26, 2003
P. Letter to Mines Inspection Branch from HBMS, dated February 24, 2003 re remedial action taken as per Improvement Order and Report Form, dated February 18, 2003
Q. Improvement Order and Report Form, dated February 26, 2003
R. Improvement Order and Report Form, dated February 18, 2003
S. Improvement Order and Report Form, dated January 3, 2003 re Trout Lake Mine
T. Letter to Mines Safety Unit from HBMS, dated January 10, 2003 re remedial action taken as per Improvement Order and Report Form, dated January 3, 2003
(3) Zinc Plant
A. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated January 9, 2004 re Order Issued December 12, 2003
B. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated December 17, 2003 re Order Issued December 12, 2003
C. Improvement Order and Report Form, dated December 16, 2003 re Smelter
D. Improvement Order and Report Form, dated December 12, 2003 re Zinc Plant
E. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated November 3, 2003 re Order Issued October 28, 2003
F. Improvement Order and Report Form, dated October 28, 2003 re Zinc Plant
G. Improvement Order and Report Form, dated September 26, 2003 re Zinc Plant
H. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated October 17, 2003 re Order Issued September 26, 2003
I. HBMS Compliance with Improvement Orders, Document No. PWO-554, dated October 3, 2003 re Order Issued September 26, 2003
J. Improvement Order and Report Form, dated September 26, 2003 re Zinc Plant
K. Reportable Occurrence Report to Mine Safety Unit, Document No. PWO-553, dated September 17, 2003
L. Improvement Order and Report Form, dated August 27, 2003 re Zinc Plant
M. Letter to Mines Inspection Branch from HBMS, dated July 30, 2003 re Reporting of Compliance with orders, dated July 23, 2003
N. Improvement Order and Report Form, dated July 23, 2003 re Zinc Plant
O. HBMS - Zinc Plant Accident Investigation Form No. ZXO-053, dated June 13, 2003 re Ken Erickson Accident, dated June 6, 2003
P. Reportable Incident Report to Mines Mine Safety Unit, Document No. PWO-501 re incident of June 6, 2003
Q. Reportable Incident Report to Mines Safety Unit, Document No. PWO-501 re incident of July 27, 2003

R. two Letters to Mines Safety Unit from HBMS, dated June 2, 2003 re reporting of compliance with orders, dated May 29, 2003
S. Letter to Mines Safety Unit from HBMS, dated June 2, 2003 re Report on No Gap Report (re withdrawal of Bill Bage Right to Refuse), dated May 30, 2003
T. Improvement Order and Report Form, dated May 30, 2003 re attendance of May 29, 2003 at Zinc Plant-Casting PLTAsbestos Removal Area
U. Improvement Order and Report Form, dated May 30, 2003 of May 28, 2003 of Zinc Plant-ZPL-Cellhouse (no orders)
V. Improvement Order and Report Form, dated May 30, 2003 re Bill Bage Right to Refuse in Zinc Castings PLT Area
W. Annual Emergency Procedure Report conducted on May 26, 2003
X. Letter to Mines Safety Unit from HBMS, dated May 8, 2003 re compliance with improvement orders, dated April 30, 2003
Y. Improvement Order and Report Form, dated May 1, 2003 re April 30, 2003 attendance at Zinc PLT-ZPL-Cellhouse
Z. Letter to Mines Safety Unit from HBMS, dated March 27, 2003 re March 12, 2003 inspection
AA. Letter to Mines Safety Unit from HBMS, dated March 12, 2003 re reporting of compliance with improvement orders, dated March 11, 2003 and attaching "Acid Mist test results from Feb. 6, 2003 compared to October 8, 2002"
BB. Improvement Order and Report Form, dated March 12, 2003 re March 11, 2003 attendance at Zinc PLT-ZPL-Cellhouse
CC. Letter to Mines Inspection Branch from HBMS, dated February 17, 2003 re reporting of compliance with improvement orders dated February 13, 2003
DD. Improvement Order and Report Form, dated February 14, 2003 re Zinc Plant;
EE. HBMS facsimile to P. Jones from R. Rebelo, Industrial Hygiene Technologist, dated February 14, 2003 attaching Acid Mist Results from Thursday, February 13, 2003
FF. Improvement Order and Report Form, dated July 23, 2003 re Zinc Plant
GG. Letter to Mines Inspection Branch from HBMS, dated February 27, 2003 re update to request for information on acid mist levels from the January 24, 2003 inspection, attaching Acid Mist test results
HH. Letter to Mines Inspection Branch from HBMS, dated January 28, 2003 re reporting of compliance with improvement orders, dated January 24, 2002
II. Improvement Order and Report Form, dated January 24, 2003 re Zinc Plant
(4) Callinan
A. Letter, dated December 24, 2003 to Mines Inspection Branch from HBMS re Improvement Order Callinan/777 Mine - December 19, 2003
B. Letter, dated December 19, 2003 to Mines Inspection Branch from HBMS re Improvement Order Callinan/777 Mine - December 18, 2003
C. Improvement Order and Report Form, dated December 18, 2003
D. Letter, dated December 11, 2003 to Mine Safety Unit,

Manitoba Labour and Immigration from HBMS, 777 Mine Manager re Improvement Order and Report Form - 777 Mine November 18, 2003
E. Improvement Order and Report Form, dated November 18, 2003
F. Facsimile, dated November 26, 2003 to Manitoba Labour from Mine Safety Unit re Extension for 777 Dry Switchrooms, granted as per request
G. Letter with Request to Mine Safety Unit from B. Lantz re Hours of Hoist Operation, dated December 5, 2003
H. HBMS Unsafe Condition Report No. 03-12-09-01 to S. Polegato from L. Olson and D. Derman, dated December 9, 2003 re Trout Lake Mine
I. Reportable Incident Report Mine Safety Unit of December 11, 2003 for 777 Mine
J. Letter, dated November 19, 2003 to Mines Inspection Branch from HBMS re Improvement Order Callinan Mine - November 12, 2003
K. Improvement Order and Report Form, dated November 12, 2003
L. Letter, dated October 27, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine - October 21, 2003
M. Improvement Order and Report Form, dated October 21, 2003
N. Letter, dated September 18, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine of September 15, 2003
O. Stop Work Order, dated September 15, 2003 re Mine
P. Letter to HBMS Mines Inspection Branch re discontinuation of Stop Work Order, dated September 15, 2003
Q. Improvement Order and Report Form, dated September 15, 2003
R. Letter, dated August 29, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine - August 27, 2003
S. Improvement Order and Report Form, dated August 27, 2003
T. Letter, dated August 6, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine - July 30, 2003
U. Improvement Order and Report Form, dated July 30, 2003
V. Reportable Incident Report to Mines Safety Unit of June 5, 2003 for Callinan Mine
W. Reportable Incident Report to Mines Safety Unit of June 6, 2003 for Callinan Mine
X. Letter, dated May 14, 2003 to Mines Safety Unit from HBMS re Improvement Order, Callinan Mine - May 13, 2003
Y. Improvement Order and Report Form, dated May 13, 2003 re Callinan Mine
Z. Reportable Incident Report to Mines Safety Unit of April 15, 2003 for Callinan Mine
AA. Letter, dated April 8, 2003 to Mines Safety Unit from HBMS re Improvement Order, Callinan Mine - March 28, 2003
BB. Improvement Order and Report Form, dated March 28, 2003 re Callinan Mine

CC. Letter, dated February 21, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine - February 19, 2003
DD. Reportable Incident Report to Mines Safety Unit of February 8, 2003 for Callinan Mine
EE. Reportable Incident Report to Mines Safety Unit of February 24, 2003 for Callinan Mine
FF. Improvement Order and Report Form, dated February 19, 2003
GG. Improvement Order and Report Form, dated January 22, 2003 re Mine
HH. Letter, dated January 27, 2003 to Mines Inspection Branch from HBMS re Improvement Order, Callinan Mine - January 22, 2003
(5) Konuto
A. Improvement Order and Report Form, dated October 20, 2003 re Mine
B. HBMS facsimile to Loss Control from G. Beauchamp, Senior Engineer, dated November 4, 2003 attaching HBMS Compliance with Improvement Orders, dated November 3, 2003 re: improvement order, dated October 20, 2003
C. Improvement Order and Report Form, dated September 16, 2003 re Mine
D. Letter, dated August 27, 2003 to Mines Inspection Branch from HBMS re Improvement Order of August 25, 2003
E. Improvement Order and Report Form, dated August 25, 2003 re Metal Mines
F. Letter, dated July 30, 2003 to Mines Inspection Branch from HBMS re Report Form and Improvement Order of July 28, 2003
G. Improvement Order and Report Form, dated July 28, 2003 re Mine
H. Letter, dated May 20, 2003 to Mines Inspection Branch from HBMS and G. Reimer, Health & Safety Co-Chair re Use of 3M 2097 Carbon Filters Underground
I. Letter, dated June 20, 2003 to Mines Inspection Branch from HBMS from G. Ogilvie re Report and Form and Improvement Order of June 19, 2003
J. Improvement Order and Report Form, dated June 19, 2003 re Mine
K. Letter, dated May 16, 2003 to Mines Inspection Branch from G. Ogilivie re Report Form and Improvement Order of May 14, 2003; Improvement Order and Report Form, dated May 14, 2003 re Mine
L. Letter, dated January 22, 2003 to Mines Inspection Branch from G. Ogilvie re Report Form and Improvement Order of January 21, 2003
M. Improvement Order and Report Form dated January 31, 2003
(6) 777
A. Improvement Order and Report Form, dated November 18, 2003 re Contract Mine Development, Misc. Service Incidental to Mine
B. Improvement Order and Report Form, dated November 19, 2003 re Metal Mine
C. Diagram entitled "10t CBSP Series Chain Hoist with Plain

Trolley"
D. Letter, dated November 18, 2003 to Mines Inspection Branch from HBMS re 777 Mine Project-Inspection Report, dated November 13, 2003
E. Improvement Order and Report Form, dated November 13, 2003 re Mine
F. Improvement Order and Report Form, dated October 23, 2003 re Mine
G. Letter, dated October 1, 2003 to Mines Inspection Branch from HBMS re 777 Mine Project-Inspection Report, dated September 18, 2003
H. Letter, dated September 23, 2003 to Mines Inspection Branch from HBMS re 777 Mine Project-Inspection Report, dated September 15, 2003
I. Improvement Order and Report Form, dated September 15, 2003 re Metal Mine
J. Improvement Order and Report Form, dated September 18, 2003 re Mine
K. Mines Incident Report of September 14, 2003 prepared by E. Hodgins, JHSC
L. Improvement Order and Report Form, dated September 22, 2003 re Metal Mine
M. Stop Work Order, dated September 15, 2003 re Metal Mine
N. Letter to Mines Inspection Branch from HBMS, dated August 28, 2003 re Inspection Report, dated August 26, 2003
O. Improvement Order and Report Form, dated August 26, 2003 re Mine
P. Letter, dated August 5, 2003 to E. Hodgins, Safety Superintendent, Manitoba Labour, from Mines Inspection Branch re Test of Fire Procedures
Q. Letter to Mines Inspection Branch from HBMS, dated August 15, 2003 re Inspection Report, dated July 29, 2003;
R. Improvement Order and Report Form, dated July 29, 2003 re Mine
S. Mines Incident Report of June 30, 2003 prepared by E. Hodgins, JHSC
T. Letter, dated June 23, 2003 to Mines Inspection Branch from HBMS re Inspection Report, dated June 20, 2003
U. Memo, dated June 22, 2003 to HBMS from P. Ingram, J.S. Redpath Ltd., re Improvement Orders of June 20, 2003
V. Improvement Order and Report Form, dated June 20, 2003 re Mine Development
W. Letter to Mines Inspection Branch from HBMS, dated June 13, 2003 re 1082 mL Fall of Ground June 7, 2003 and attached report
X. Improvement Order and Report Form, dated June 10, 2003 re Triple 7 Mine
Y. Improvement Order and Report Form, dated March 20, 2003 re Mine
Z. Letter to Mines Inspection Branch from HBMS, dated February 27, 2003 re Inspection Report, dated February 21, 2003
AA. Improvement Order and Report Form, dated February 21, 2003 re Mine
BB. Improvement Order and Report Form, dated January 23, 2003 re Metal Mine

CC. Facsimile to HBMS from Mines Inspection Branch, dated January 28, 2003 re Use of Diesel Equipment Underground #1403 Toro Scooptram Operating all Areas of the Triple 7 Mine
DD. Letter, dated January 29, 2003 to Mines Inspection Branch from HBMS re Improvement Order and Report Form, dated January 23, 2003
EE. Stop Work Order, dated January 23, 2003 re Mine
FF. Discontinue Stop Work Order Request, dated January 29, 2003
GG. Facsimile, dated January 29, 2003 to HBMS from Mines Inspection Branch attaching approved Discontinue Stop Work Order Request
HH. Letter, dated January 29, 2003 to HBMS from Mines Inspection Branch re Stop Work Order Issues January 23, 2003
II. Stop Work Order, dated January 23, 2003
(7) Chisel North
A. HBMS Compliance with Improvement Orders, issued November 24, 2003, Document No. PWO-554, dated November 27, 2003
B. Improvement Order and Report Form, dated November 24, 2003 re Mine
C. Improvement Order and Report Form, dated October 29, 2003 re Mine
D. HBMS Compliance with Improvement Orders, issued September 9, 2003, Document No. PWO-554, dated September 17, 2003
E. Improvement Order and Report Form, dated September 9, 2003 re Mine
F. Improvement Order and Report Form, dated June 18, 2003 re Mine
G. Letter to Mines Inspection Branch from J. Mihalicz, dated July 23, 2003
H. Improvement Order and Report Form, dated August 15, 2003 re Mine
I. Improvement Order and Report Form, dated July 22, 2003 re Mines
J. Improvement Order and Report Form, dated April 28, 2003 re Mine
K. Improvement Order and Report Form, dated March 12, 2003 re Mines
L. Improvement Order and Report Form, dated February 11, 2003 re Mines
M. Improvement Order and Report Form, dated January 8, 2003 re Mines
N. Improvement Order and Report Form, dated May 9, 2003 re Mines
O. Letter, dated February 18, 2003 to Mines Inspection Branch from HBMS, Foreman Chisel North Mine
P. Letter, dated January 9, 2003 to J. Haines from R. Libbey
(8) Central Services Group
A. Improvement Order and Report Form, dated October 10, 2003 re Central Service (Surface Shop)
B. Memo dated February 26, 2003 to J. Mandryk, CRSP from HBMS re compliance with Improvement Order, dated

February 24, 2003
C. Improvement Order and Report Form, dated February 24, 2003 re Metal Mines
D. Memo dated January 14, 2003 to D. Mymko from HBMS re Improvement Order, dated January 8, 2003
E. Improvement Order and Report Form, dated January 9, 2003 re Surface Shops
(9) Electrical
A. Letter, dated January 2, 2003 to J. Mandryk from HBMS re compliance with several improvement orders
B. HBMS facsimile, dated January 7, 2003 to J. Mandryk from N. Illich attaching HBMS Accident/Incident Report No. 020979, dated December 14, 2002 (Trout Lake)
C. Statement given by Pat Jones regarding the 820 Level Incident
D. Letter, dated January 10, 2003 to HBMS from Manitoba Labour and Immigration, re Electrical Incidents at Trout Lake Mine
(10) Flin Flon Mill and Crusher
A. Improvement Order and Report Form, dated December 19, 2003 re Mill and Crusher
B. Letter, dated November 28, 2003 to Manitoba Labour and Immigration from HBMS, re Mill and Crusher Inspection of November 17, 2003
C. Letter to J. Mandryk, dated November 27, 2003 re Electrical Inspection of the Mill Crusher, and Paste Plant of November 17, 2003
D. Improvement Order and Report Form, dated November 17, 2003 re electrical inspection of mill, crusher and paste plant
E. Improvement Order and Report Form, dated November 17, 2003 re Mill and Crusher
F. Letter, dated August 29, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection of October 17, 2003
G. Improvement Order and Report Form, dated October 17, 2003 re Mill and Crusher
H. Letter, dated August 24, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection October 17, 2003
I. Letter, dated September 16, 2003 to Manitoba Labour and Immigration from HBMS, re Mill and Crusher Inspection of September 12, 2003
J. Improvement Order and Report Form, dated September 12, 2003 re Crusher and Mill
K. Letter, dated August 14, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection of August 12, 2003
L. Improvement Order and Report Form, dated August 12, 2003 re Crusher and Mill
M. Improvement Order and Report Form, dated July 18, 2003 re Crusher and Mill
N. Letter, dated July 23, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection of July 18, 2003
O. Letter to D. Mymko from HBMS, dated June 27, 2003
P. Letter, dated May 22, 2003 to D. Mymko from HBMS re Mill

and Crusher Inspection of May 15, 2003
Q. HBMS Inter-office Correspondence, dated May 16, 2003 to K. Hoover from C. Avery re C5 Tripper Car
R. Improvement Order and Report Form, dated May 22, 2003 re Crusher and Mill
S. Improvement Order and Report Form dated May 16, 2003 re inspection of May 15, 2003 re Crusher and Mill
T. Letter, dated April 28, 2003 to D. Mymko from HBMS re Mill and Crusher Inspection of April 23, 2003
U. Reportable Incident Report to Mines Safety Unit, dated May 2, 2003 re incident of May 1, 2003
V. Improvement Order and Report Form, dated April 23, 2003 re Crusher and Mill
W. Letter, dated March 25, 2003 to D. Mymko from HBMS re Mill and Crusher Inspection of March 20, 2003
X. Re-Inspection Report, dated March 26, 2003
Y. Improvement Order and Report Form dated March 21, 2003 re inspection of March 20, 2003 re Crusher and Mill
Z. Letter, dated March 6, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection March 3, 2003
AA. Improvement Order and Report Form re inspection of March 3, 2003 re Crusher and Mill
BB. Letter, dated February 26, 2003 to Manitoba Labour and Immigration from HBMS re Crusher Dust Control Project with attached action plan for dust abatement in the crushing plant
CC. Letter, dated February 7, 2003 to Manitoba Labour and Immigration from HBMS re Mill and Crusher Inspection of January 31, 2003
DD. Improvement Order and Report Form, dated January 31, 2003
(11) Correspondence
A. Draft Annual Emergency Procedure Report re test conducted September 5, 2003
B. Letter, dated January 9, 2003 to HBMS from Manitoba Labour and Immigration re Workplace Safety and Health Program
C. Letter, dated December 20, 2002 to HBMS from Manitoba Labour and Immigration re Annual Tests and Reports of Emergency Warning System
D. Letter, dated January 16, 2003 to Manitoba Labour and Immigration from HBMS replying to letter of December 20, 2002
E. HBMS Industrial Hygiene memo, dated May 15, 2001 to A. Hair from R. Rebelo re Smelter Converter Pit Sulfur Dioxide Monitoring
F. HBMS Industrial Hygiene memo, dated June 4, 2001 to A. Hair from R. Rebelo re Smelter Converter Pit Area Dust Metal Analysis
G. Letter, dated January 13, 2003 to Labour and Immigration from HBMS re response to letter from D. Mymko of December 19, 2002
H. Letter, dated January 16, 2003 to HBMS from Labour and Immigration responding to letter of January 13, 2003 re Mymko inspection and order of October 22, 2002
I. Letter, dated November 29, 2002 to D. Mymko from HBMS

re inspection of October 22, 2002
J. Letter, dated January 17, 2003 to G. Newman, Certified Technicians and Technologists from HBMS
K. Reportable Incident Report to Mines Safety Unit of January 6, 2002
L. Reportable Incident Report to Mines Safety Unit of January 10, 2003
M. Letter, dated January 17, 2003 to Manitoba Labour and Immigration from R. Rood replying to letter of December 20, 2002 and Test of Emergency Systems
(C) Mine Inspector Improvement Orders and related documents 2002
(1) Correspondence and Reports
A. Letter, dated October 28, 2002 re emergency procedures to Workplace Safety and Health from HBMS
B. Revised Minutes of Meeting Concerning the Emergency Warning System of June 14, 2002
C. Minutes of Mine Warning Systems Meeting of July 26, 2002
D. HBMS Flin Flon Operations Emergency Procedures issued December 30, 2002, revised July 26, 2002,
E. Emergency Warning System Audit Form (blank form)
(2) Chisel North
A. Letter, dated November 18, 2002 to Mines Inspection Branch from R. Libbey re compliance with order
B. Improvement Order and Report Form, dated September 13, 2002 re Mill Complex
C. Letter, dated April 9, 2002 to Mines Inspection Branch from R. Libbey re compliance with order
D. Letter, dated February 27, 2002 to Mines Inspection Branch from R. Libbey re compliance with order
E. Improvement Order and Report Form, dated February 26, 2002 re Mine
F. Letter, dated February 8, 2002 to Mines Inspection Branch from R. Doak, Manager Snow Lake Area re order of January 7, 2002
G. Letter, dated January 30, 2002 to Mines Inspection Branch from R. Libbey re compliance with orders
H. Improvement Order and Report Form, dated January 22, 2002
(3) Central Services Group
A. HBMS Memo, dated October 1, 2002 to Department of Labour from HBMS re Improvement Order, dated September 26, 2002
B. Letter, dated January 8, 2002 to Department of Labour from HBMS enclosing excerpts of overhead crane log book
C. Excerpt from Overhead Crane Log Book, by Manitoba Workplace Safety and Health Division
(4) Flin Flon Mill
A. Letter, dated December 23, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection of December 18, 2002
B. Letter, dated December 20, 2002 to Department of Labour from HBMS re Inspection Report of October 17, 2002
C. Improvement Order and Report Form, dated December 18, 2002 re Crusher and Mill
D. Improvement Order and Report Form, dated November 6, 2002 re Crusher and Mill

E. Letter, dated November 12, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection of November 6, 2002
F. Letter, dated October 9, 2002 Department of Labour from HBMS re Mill and Crusher Inspection October 4, 2002
G. Letter, dated August 16, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection August 8, 2002
H. Improvement Order and Report Form, dated August 8, 2002 re Crusher and Mill
I. Letter, dated June 21, 2002 to D Department of Labour from HBMS re Mill and Crusher Inspection of May 28, 2002
J. Letter, dated June 4, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection May 28, 2002
K. Improvement Order and Report Form, dated May 28, 2002 re Crusher and Mill
L. Letter, dated April 16, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection April 9, 2002
M. Improvement Order and Report Form, dated April 9, 2002 re Crusher and Mill
N. Improvement Order and Report Form, dated March 7, 2002 re Crusher and Mill
O. Letter, dated March 12, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection of March 7, 2002
P. Letter, dated February 13, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection February 7, 2002
Q. Improvement Order and Report Form, dated February 7, 2002 re Crusher and Mill
R. Re-Inspection Report, dated February 5, 2002
S. Improvement Order and Report Form, dated January 29, 2002 re Miscellaneous Metal Mines
T. Letter, dated February 5, 2002 to Workplace Safety and Health from HBMS re Mill and Crusher Inspection January 29, 2002
U. Letter, dated February 4, 2002 to Department of Labour from HBMS re inspection of January 30, 2002
V. Improvement Order and Report Form, dated January 30, 2002 re Metal Mine
W. Letter, dated February 5, 2002 to Workplace Safety and Health from HBMS re Mill and Crusher Inspection of January 29, 2002
X. Reportable Incident Report to Mines Safety Unit, Document No. PWO-501, of January 18, 2002 for Flin Flon Mine
Y. Shaw Crane Incident Report for January 18, 2002 of D. McElroy
Z. Improvement Order and Report Form, dated January 10, 2002 Crusher and Mill
AA. Letter, dated January 17, 2002 to Department of Labour from HBMS re Mill and Crusher Inspection January 10, 2001
(5) Zinc Plant
A. Letter, dated December 23, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with improvement orders, dated December 20, 2002
B. Improvement Order and Report Form, dated December 20, 2002 re Zinc PLT-ZPL-Cellhouse
C. Letter, dated November 19, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with

improvement orders, dated November 19, 2002
D. Improvement Order and Report Form, dated November 19, 2002 re Zinc PLT-ZPL-Cellhouse
E. Letter, dated October 16, 2002 to Mines Inspection Branch from HBMS re reporting compliance with improvement orders, dated October 8, 2002
F. Improvement Order and Report Form, dated October 9, 2002 re October 8, 2002 inspection of ZPL-Zinc PLTCellhouse
G. Letter, dated August 19, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with improvement orders, dated August 13, 2002
H. Improvement Order and Report Form, dated August 14, 2002 re August 13, 2002 inspection of Zinc PLT ZPL & Cellhouse
I. Letter, dated June 12, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with improvement orders dates June 11, 2002
J. Improvement Order and Report Form, dated June 11, 2002 re Zinc PLT - ZPL-Cellhouse
K. Letter, to HBMS from Workplace Safety and Health, dated May 7, 2002 re Appeal of Improvement Orders, dated February 13, 2002
L. Letter, dated April 24, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with Improvement Orders, dated April 23, 2002
M. Improvement Order and Report Form, dated April 23, 2002 re: Zinc PLT-ZPL-Cellhouse
N. Letter, dated April 2, 2002 to Mines Inspection Branch from HBMS re Column Removal near Zinc Plant Purification Area
O. Letter, dated April 1, 2002 to HBMS from H. Boge re Column Removal near Purification Area with attached sketches and drawing ZPD-3248
P. Letter, dated March 28, 2002 to Workplace Safety and Health from HBMS re Improvement Order, dated January 15, 2002
Q. Letter, dated March 28, 2002 to HBMS from Workplace Safety and Health re Improvement order and Report Form, dated March 26, 2002
R. Letter, dated March 27, 2002 to Workplace Safety and Health from HBMS re Reporting of Compliance with improvement orders, dated March 26, 2002
S. Improvement Order and Report Form, dated March 26, 2002 re Zinc PLT-ZPL-Cellhouse
T. Facsimile to P. Jones and I. Cooper from the Zinc Plant office, dated March 26, 2002 re Mines Inspectors Tour
U. Letter, dated March 26, 2002 to Mines Inspection Branch from HBMS re reporting of compliance with improvement orders, dated March 26, 2002
V. Improvement Order and Report Form, dated March 26, 2002 re Zinc PLT-ZPL-Cellhouse
W. Letter, dated March 5, 2002 to HBMS from Workplace Safety and Health re Improvement Order, dated January 15, 2002 - HBMS and Letter of appeal, dated January 18, 2002
X. Letter, dated February 27, 2002 to HBMS from Workplace Safety and Health re Improvement Order and Report Form, dated February 13, 2002 and letters of February 15 and 21

re appeal of order
Y. Facsimile letter, dated March 8, 2002 to Workplace Safety and Health from HBMS re Improvement Order and Report Forms, dated February 13, 2002 and January 15, 2002
Z. Facsimile letter, dated March 13, 2002 to Workplace Safety and Health from HBMS re Improvement Order and Report Form, dated February 13, 2002
AA. Letter, dated February 21, 2002 to Workplace Safety and Health from HBMS re Improvement Order and Report Form relating to February 12, 2002 inspection, dated February 13, 2002 ("Improvement Order") and Appeal to Director, dated February 15, 2002
BB. Letter, dated January 18, 2002 to Workplace Safety and Health from HBMS re reporting of compliance with improvement orders, dated January 15, 2002
CC. Facsimile letter, dated February 21, 2002 to Workplace Safety and Health from HBMS re Improvement Order and Report Form, dated January 15, 2002 & Appeal to Director, dated January 18, 2002 HBMS
DD. Reportable Incident Report to Mine Safety Unit, dated February 21, 2002
EE. Letter, dated February 18, 2002 to Workplace Safety and Health from HBMS re reporting of compliance with improvement orders, dated February 12, 2002
FF. Letter, dated January 18, 2002 to Workplace Safety and Health from HBMS re reporting of compliance with improvement orders dated January 15, 2002
GG. Fax of Improvement Order and Report Form, dated February 13, 2002 re February 12, 2002 inspection of Zinc PLT & ZPL & Cellhouse
HH. Improvement Order and Report Form, dated January 30, 2002 re Metal Mines
II. Letter, dated January 31, 2002 to Mines Inspection Branch from HBMS re Improvement Order and Form, dated January 8, 2002 re inspection of October 12, 2001
JJ. Improvement Order and Report Form dated January 8, 2002 re inspection of October 12, 2001 re Zinc Plant
KK. HBMS Zinc Plant Process Flow Document No. ZXC-009 printed January 22, 2002
LL. Letter, dated January 28, 2002 to HBMS from Workplace Safety and Health re Improvement Order and Report Form served January 15, 2002
MM. Facsimile, dated January 28, 2002 to Workplace Safety and Health from HBMS re lifting of Stop Work Order issued in improvement report and order form of January 15, 2002
NN. 777 Projects Loss Control Meeting Report, dated January 29, 2001
OO. Letter, dated January 28, 2002 to HBMS from Bob's Contracting Ltd. re Safe Work Procedure for Mini Excavator Operating in the Pachuka Tank Demolition Area of HBMS's ZPL Building
PP. Letter, dated January 25, 2002 to HBMS from Workplace Safety and Labour re Fax, dated January 24, 2002 requesting removal of stop work order
QQ. Fax from I. Cooper from HBMS of letter, dated January 24, 2002 from HBMS to Mines Inspection Branch re Reporting

of Compliance with improvement orders, dated January 8, 2002
RR. Letter, dated January 7, 2002 to HBMS from Workplace Safety and Health attaching Improvement Order and Report Form, dated January 8, 2002 re Zinc Plant re inspection of Ocotber 12, 2001
SS. HBMS Zinc Plant Process Description Document No. ZXI-518, dated March 23, 2001
TT. Letter, dated January 22, 2002 to Workplace Safety and Health from HBMS re Improvement Order and Report Form, dated January 5, 2002 (the "Improvement Order") & Appeal to Director, dated January 18, 2002 HBMS
UU. Improvement Order and Report Form, dated January 15, 2002 re Zinc PLT & ZPL & Cellhouse
VV. Letter dated January 18, 2002 to Workplace Safety and Health from HBMS re Thursday, January 3, 2002 conditions at cellhouse
(6) Smelter
A. Letter dated November 29, 2002 to Workplace Safety and Health from HBMS re inspection report of October 22, 2002
B. Letter, dated October 28, 2002 to Workplace Safety and Health from HBMS re Inspection Report of October 22, 2002
C. Improvement Order and Report Form, dated October 22, 2002 re Smelter
D. Letter, dated December 19, 2002 to HBMS from Workplace Safety and Health re letter, dated November 29, 2002 re inspection report of October 22, 2002
E. Improvement Order and Report Form, dated December 17, 2002 re Smelter
F. Improvement Order and Report Form, dated November 15, 2002 re Smelter
G. Letter, dated November 22, 2002 to Workplace Safety and Health from HBMS re 2002-06 Improvement Order Response
H. Letter, dated September 11, 2002 to Workplace Safety and Health from HBMS re inspection report of September 5, 2002
I. Improvement Order and Report Form, dated September 6, 2002 re Sept 5, 2002 inspection of Smelter
J. Improvement Order and Report Form, dated August 7, 2002 re Smelter
K. Letter, dated June 24, 2002 to Workplace Safety and Health from HBMS re inspection report of June 18, 2002
L. Reportable Incident Report to Mines Safety Unit of June 7, 2002 for Flin Flon Mine
M. Improvement Order and Report Form, dated June 18, 2002 re Smelter
N. Letter, dated May 21, 2002 to Workplace Safety and Health from HBMS re inspection report of May 7, 2002
O. HBMS Memo, dated May 22, 2002 to M. Zimmer from HBMS re monitoring of Centac Blower #5 Oil Mist (in response to Mines Inspector Report)
P. Letter, dated May 13, 2002 to Mines Safety Unit from HBMS re inspection report of May 7, 2002
Q. Improvement Order and Report Form, dated May 7, 2002 re Smelter

R. Reportable Incident Report to Mines Safety Unit of April 18, 2002 re Electrical/Crane for the Flin Flon Mine
S. Letter, dated April 16, 2002 to Mines Safety Unit from HBMS re inspection report of April 10, 2002
T. Improvement Order and Report Form, dated April 10, 2002 re Smelter
U. Letter, dated April 1, 2002 to Mines Safety Unit from HBMS replying to request for details of complaints made
V. Letter, dated March 12, 2002 to Mines Safety Unit from HBMS re inspection report of March 5, 2002
W. Improvement Order and Report Form, dated March 5, 2002 re Smelter
X. Letter, dated February 28, 2002 to Mines Safety Unit from HBMS re improvement order and report form, dated January 25, 2002 attaching, "Status of Union Recommendations," Status of Management Recommendations," and "Next Reverberatory Furnace Shutdown"
Y. Reportable Incident Report Mines Safety Unit of February 28, 2002 re Cranes for the Flin Flon Mine
Z. Letter, dated February 27, 2002 to Mines Safety Unit from HBMS re soot suppression system
AA. Reportable Incident Report to Mines Safety Unit of February 26, 2002 re Cranes
BB. Letter, dated February 21, 2002 to Mines Safety Unit from HBMS re inspection report of February 15, 2002
CC. Improvement Order and Report Form, dated February 15, 2002 re Feb 14, 2002 inspection of Smelter
DD. Reportable Incident Report to Mines Safety Unit of February 14, 2002 re Cranes
EE. Letter, dated January 25, 2002 to HBMS from Mines Safety Unit attaching Improvement Order and Report Form
FF. Improvement Order and Report Form re inspection of January 25, 2002 re Smelter
GG. Letter, dated February 7, 2002 to Mines Safety Unit from HBMS re inspection report of January 31, 2002
HH. Improvement Order and Report Form, dated January 31, 2002 re Metal Mines
II. Letter, dated February 7, 2002 to Mines Inspection Branch from HBMS re inspection report of January 31, 2002
JJ. Improvement Order and Report Form, dated January 31, 2002 re Smelter
KK. Letter, dated January 22, 2002 to Director of Regional Prosecutions & Legal Education from Chief Medical Examiner, re recommendation for an inquest into the death of Steven Ryan Ewing attaching Inquest Notification list
LL. Mines Incident Report re incident occurring January 5, 2002 at the anode casting area
MM. Improvement Order and Report Form, dated December 18, 2002 re Smelter
NN. Letter, dated January 4, 2002 to Mines Inspection Branch from HBMS re inspection report of December 18, 2001
OO. Improvement Order and Report Form, dated January 3, 2002 re Smelter
PP. Letter, dated January 10, 2002 to Mines Inspection Branch from HBMS re inspection report of January 3, 2002
(7) 777

A. Improvement Order and Report Form, dated December 18, 2002 re Mine (no orders)
B. Improvement Order and Report Form, dated October 15, 2002 (no orders)
C. Letter, dated October 16, 2002 to Mines Inspection Branch from HBMS re inspection report of September 20, 2002
D. Improvement Order and Report Form, dated September 20, 2002 re Mine
E. Improvement Order and Report Form, dated July 17, 2002 re Mine (no orders)
F. Improvement Order and Report Form, dated May 29, 2002 re Mine (no orders)
G. Improvement Order and Report Form, dated February 8, 2002 re Mine
H. Stop Work Order, dated February 7, 2002 re Metal Mines
I. Improvement Order and Report Form, dated January 15, 2002 re J.S. Redpath-Shaft (no orders)
(8) Callinan / 777 Project
A. Improvement Order and Report Form, dated November 29, 2002 re Mine (no orders)
B. Improvement Order and Report Form, dated January 16, 2002 re Miscellaneous Metal Mine (no orders)
(9) Callinan
A. Letter, dated December 6, 2002 to Department of Labour from HBMS re improvement order and report form of November 29, 2002
B. Letter, dated November 19, 2002 to Workplace Safety and Health from HBMS re August 29, 2002 improvement order
C. Letter, dated October 31, 2002 to Department of Labour from HBMS re improvement order and report form of October 18, 2002
D. Improvement Order and Report Form, dated October 18, 2002 re Oct 17, 2002 inspection of Callinan Mine
E. Improvement Order and Report Form, dated August 29, 2002 re Metal Mines
F. Letter, dated September 12, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of August 29, 2002
G. Letter, to Workplace Safety and Health from HBMS, dated September 10, 2002 re improvement order and report of August 29, 2002
H. Letter, dated August 8, 2002 to Workplace Safety and Health from HBMS re fall of ground-Callinan Mine-follow up to July 29, 2002 incident
I. Letter, dated June 21, 2002 to Workplace Safety and Health re improvement order and report form of May 29, 2002
J. Letter, dated May 22, 2002 to Workplace Safety and Health from HBMS re inspection report of April 30, 2002
K. Improvement Order and Report Form, dated April 26, 2002 re Trout Lake
L. Letter, dated April 10, 2002 to Workplace Safety and Health from HBMS re inspection report of March 22, 2002
M. Improvement Order and Report Form, dated March 22, 2002 re Callinan Mine
N. Letter, dated March 18, 2002 to Workplace Safety and Health from HBMS re inspection report of March 1, 2002

O. Improvement Order and Report Form, dated March 1, 2002 re Feb 28, 2002 inspection of Callinan Mine
P. Letter, dated February 13, 2002 to HBMS from Workplace Safety and Health re discontinuation of stop work orders issued on February 7, 2002 and February 8, 2002
Q. Stop Work Order, dated February 8, 2002 re Trout Lake and Callinan Mine
R. Letter, dated February 21, 2002 to Workplace Safety and Health from HBMS re inspection report of January 30, 2002
S. Improvement Order and Report Form, dated January 30, 2002 re Callinan Mine
(10) Trout Lake
A. Letter, dated November 28, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of November 26, 2002
B. Letter, dated November 28, 2002 to Workplace Safety and Health from B HBMS re improvement order and report form of November 22, 2002
C. Letter, dated December 4, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of November 25, 2002
D. Improvement Order and Report Form, dated November 26, 2002 re Trout Lake Mine
E. Improvement Order and Report Form, dated November 25, 2002 re Metal Mines
F. Improvement Order and Report Form, dated November 1, 2002 re Oct 31, 2002 inspection of Trout Lake Mine
G. Letter, dated November 7, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of November 1, 2002
H. Improvement Order and Report Form, dated November 22, 2002 re Trout Lake Mine
I. Letter, dated October 4, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of September 25, 2002
J. Improvement Order and Report Form, dated September 25, 2002 re Sept 24 inspection of Trout Lake
K. Letter, dated August 29, 2002 to Workplace Safety and Health from HBMS re improvement order and report of August 15, 2002
L. Improvement Order and Report Form, dated August 16, 2002 re Aug 15, 2002 inspection of Trout Lake Mine
M. Improvement Order and Report Form, dated June 26, 2002 re June 25, 2002 inspection of Trout Lake Mine
N. Letter, dated July 10, 2002 to Workplace Safety and Health from HBMS re improvement order and report form, dated June 25, 2002
O. Reportable Incident Report to Mines Safety Unit, Document No. PWO-501 re incident of July 8, 2002 re unusual gaseous condition
P. Letter, dated June 5, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of May 22, 2002
Q. Improvement Order and Report Form, dated May 22, 2002 re Trout Lake Mine
R. Mines Incident Report, dated May 16, 2002 re park brakes

failed on 122 explosives truck in the 910 decline
S. Mines Incident Report, dated May 5, 2002 re cardboard resin boxes caught fire on #282 Bolter
T. Improvement Order and Report Form, dated April 26, 2002 re Trout Lake
U. Letter, dated May 13, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of April 26, 2002
V. Letter, dated March 22, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of March 12, 2002
W. Improvement Order and Report Form, dated December 11, 2002 re Trout Lake Head frame
X. Letter, dated March 6, 2002 to Mines Inspection Branch from HBMS re improvement order and report form of December 11, 2001
Y. Letter, dated March 7, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of February 20, 2002
Z. Improvement Order and Report Form, dated February 20, 2002 re Trout Lake Mine
AA. Improvement Order and Report Form, dated, March 13, 2002 re March 12 , 2002 inspection of Tout Lake Mine
BB. Letter, dated January 9, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of December 19, 2001
CC. Improvement Order and Report Form, dated December 19, 2001 re Trout Lake
DD. Letter, dated February 4, 2002 to Workplace Safety and Health from HBMS re improvement order and report form of January 22, 2002
EE. Improvement Order and Report Form, dated January 23, 2002 re Jan 22, 2002 inspection of Trout Lake
(11) Konuto
A. Improvement Order and Report Form, dated December 17, 2002 (no orders)
B. Letter, dated December 13, 2002 to Mines Inspection Branch from HBMS re improvement order and report form of November 29, 2002
C. Improvement Order and Report Form, dated November 29, 2002 re Mine
D. Letter, dated October 30, 2002 to Mines Inspection Branch from HBMS re improvement order and report form of October 24, 2002
E. HBMS Inter-office correspondence, dated October 29, 2002 to G. Ogilvie from D. Peake re lockout procedures and training for Wrebicki Crusher Personnel
F. Improvement Order and Report Form, dated October 24, 2002 re Mines
G. Improvement Order and Report Form, dated July 16, 2002 re Mines (no orders)
H. Improvement Order and Report Form, dated May 28, 2002 re Mines (no orders)
I. Reportable Incident Report to Mines Safety Unit of May 13, 2002 re twisted ankle at the Konuto Lake Mine
J. Improvement Order and Report Form, dated May 21, 2002

re Mines (no orders)
K. Letter, dated April 23, 2002 to Mines Inspection Branch from HBMS re inspection order of April 23, 2002
L. Improvement Order and Report Form, dated April 23, 2002 re Mines
M. Stop Work Order, dated February 7, 2002 re Mines
N. Improvement Order and Report Form, dated January 15, 2002 re Mine
O. Letter, dated January 18, 2002 to Mines Inspection Branch from HBMS re inspection order of January 15, 2002

14. Mining Operations

(A) Equipment
(1) Equipment List – Flin Flon metallurgical complex, 777 mine, Callinan Mine – as reported pursuant to Security Agreement, dated March 31, 1999 between HBMS and the Province of Saskatchewan
(B) Mines and Concentrators
(1) HBMS Reserve and Resource Report as at March 31, 2003, together with Summary as at January 1, 2004
A. 777 Mine Geology - data disk (see CD-ROM)
B. Callinan Mine Geology - data disk (see CD-ROM)
C. Trout Lake Mine Geology - data disk (see CD-ROM)
D. Chisel North Mine Geology - data disk (see CD-ROM)
E. Konuto Lake Mine Geology - data disk (see CD-ROM)
(2) HBMS 2003 Life of Mine
A. HBMS 777 deposit
B. Trout Lake Mine
C. Konuto Lake Mine
D. Chisel North Project
(3) Life of Mine Studies
A. Review as of March 31, 2003
B. March 31, 2003 Mineable Reserves and Resources Overview and Highlight
C. The Callinan Mine April, 2003 Geological Resource
D. The Geological Resource Review 2003 777 Mine Project August 11, 2003
E. Trout Lake Mine April, 2003 Geological Resource
F. Konuto Lake Mine April 1, 2003 Geological Resource Review
G. The Chisel North Mine 2003 Geological Resource June 10, 2003
H. Trout Lake Mine Geological Resource
I. Galore Creek Geological Resource
J. Mineable Reserve & Resource as at March 31, 2003 (see CD-ROM)
(4) HBMS Concentrators Summary
(5) Smelter Process Description
(6) Reduction of Fugitive Sulphur Dioxide Emissions from HBMS's Copper Smelter, dated November 2, 2001
(7) Smelter Process Flow Chart
(8) Diagram – Smelter General Arrangement, Updated August 1978 (located in Map Room)
(9) Zinc Plan Process Description
(10) HBMS Zinc Plan Expansion, dated November 1, 2001
(11) Zinc Plant Process Flow Sheets
(12) Diagram - General Arrangement of Zinc Plant Diagram – Zinc Plant – Zinc Pressure Leach, Oxide Leaching Plant and Sulphide

Leaching Plant, General Arrangement Drawing, Rev. 2, October, 1993 (located in Map Room)
(13) Diagram – Zinc Casting Plant, Zinc Tankhouse, Stack Dust, Leach Plant and Feed Preparation Area, General Arrangement Drawing, Rev. 1, September, 1994 (located in Map Room)
(14) Powerhouse Operations and Utilities Services
(15) HBMS Metallurgical Balance Reports
A. March, 2004
B. December, 2003
C. December, 2002
D. December, 2001
E. December, 2000
F. December, 1999
(16) HBMS Surface Infrastructure Demolition Plans Overlay Photomap, Sheets 1 and 2, dated June, 2002 (located in the Map Room)
(17) Trout Lake (located in the Map Room)
A. Mine Escape Route and Refuge Stations
B. Trout Lake Mine Longitudinal View Looking North, September 28, 1999
C. Surface Plan, August, 1996
(18) Flin Flon Mill - Crusher, Schematic Process Flow Diagram, June, 2001 (located in the Map Room)
(19) Flin Flon Mill - Crusher, Schematic Process Flow Diagram, 2002 – 03 (located in the Map Room)
(20) Snow Lake - Chisel North Zinc Mine (located in the Map Room)
A. Circuit Process Flow Diagram for Concentrator Crusher, March 8, 2000, Rev. 0
B. Circuit Process Flow Diagram, May 28, 2002, Rev. Q
C. Lower Section of General Composite, 3D View, July 10, 2003
D. Schematic Longitudinal Projection of Chisel North Main Access, Decline and Ore Lenses, March 5, 2002, Rev. 12
(21) 777 Mine Project (located in Map Room)
A. Detailed Engineering Facilities Location Plan, October, 1999, Rev. Q
B. Level Development - Crosscut to Raise Base and Shaft, 690 ml, Surface Location East of Trout Haul Rd., November, 1999, Rev. 3
C. General Arrangement, Major Project Development, September 24, 2003, Rev. Q
D. 1262m Level, January 28, 2004, Rev. 0
E. 1412m Level, Level Plan & North Ramp, February, 2004 - 3 Month Forecast and January 24, 2004 update, Rev. 0
F. 1465m Level, General Arrangement, November 5, 2003, Rev. 0
G. 1508m Level, General Arrangement and Ramp to Shaft Bottom, November 5, 2003, Rev. 0
H. Longitudinal Projection, Ventilation Quantities and Direction of Air Flow, March 24, 2004, Rev. 0
I. Longitudinal Projection, Looking East, March 22, 2004
J. Schematic Ore Path Flow Sheet -2004, March 11, 2004, Rev. 1
K. Flin Flon Ore - 3D Composite View, Looking North East
(22) Konuto Lake (located in Map Room)
A. Surface Layout, Buildings and Planned Extensions, April 22, 2003, Rev. 3

B. Unlabelled map showing various mine levels, March 22, 2004
C. Longitudinal Projections (Looking East), mined out area for period January 1 to December 31, 2003, March 22, 2004, Rev, 0 (lens 1, 2 and 3)
D. Longitudinal Projections (Looking East), mined out area for period January 1 to December 31, 2003, March 22, 2004, Rev, 0 (lens 4 and 5 and lens composite)
(C) 2003 Resource Long-Section Book: Longitudinal Projects
(1) Chisel North Mine
(2) Callinan Mine
(3) Trout Lake Mine
(4) Konuto Lake Mine
(5) 777 Mine
(D) Technical Papers and Miscellaneous Publications
(1) Safety Health and Environment March, 2004 (a Power Point presentation)
(2) CMJ HBMS 777 Mines from April, 2004 titled Lucky 777
(3) HBMS profile, dated February 14, 2003
(4) Newspaper articles regarding the medicinal marijuana grown at Prairie Plant Systems in Flin Flon, Manitoba
(5) Focus on Northern Manitoba, Volume 2, No. 1 spring, 2002 - article on Project 777
(6) Around the Province, Project Updates, Published by the Manitoba Building and Construction Trades Council 2001. Article on 777 Project
(7) HBMS Zinc Plant Expansion, dated September 8, 2001
(8) CIM Bulletin, July, 2001. Technical paper titled Metal Mining - The 777 Project Creating a New Future
(9) May, 2001 edition of Connections entitled "HB Sweeps Provincial Mine Rescue Competition"
(10) Newspaper articles from the Winnipeg Free Press entitled "The Blast That Saved Flin Flon"
(11) Massmin 2000, Brisbane, Queensland. October 29 to November 2, 2000. Title of article - Hudson Bay Mining & Smelting - "A Turnaround Success"
(12) Massmin 2000, Brisbane, Queensland. October 29 to November 2, 2000, article titled "A New Future at HBMS - The 777 Project"
(13) Article from the website www.mining-journal.com titled "Hudson Bay Extending Its Life"
(14) Northern Affairs - Focus - February, 2002 issue
(15) May, 2000 issue of the 777 Project - Repositioning Flin Flon on the World Market
(16) Article published in Optima - December, 1999 titled "Renaissance at Canada's Legendary Hudson Bay"
(17) BHP Copper White Pine Refinery Overview - September, 1998
(18) Special report HBMS Supplement to Trade and Commerce Magazine 1998
(19) CIM Vancouver 1997 Abstract-Blast Damage Assessment at the Trout Lake Mine
(20) The 777 Project - Creating a New Future
(21) 777 Mine Project: From Construction to Initial Production, October, 2003
(22) Case Study of Using Steel Fibre Reinforced Shot Creek for Primary Ground Support at HBMS
(23) Vertical Setting Cones to reduce pump maintenance costs at Trout

Lake Mines. Presented at CIM Maintenance/ Engineering Conference, Saskatoon, Säskatchewan, September 13-16, 1998
(24) Improving Ground Support Design by Historical Ground Fall at HBMS
(25) Trout Lake and Callinan Mines: Case Studies of Capable Support Design Improvement Through Multiple Faceted Design, including "smart" technology as an aid to ground support design performance evaluation
(26) Dilution Evaluation Using Cavity Monitoring System at HBMS – Trout Lake Mine
(27) Forecasting of Stope at Depth Using Risk Models
(28) Open Stope Exposure Time and Stope Dilution
(29) Reduction of Fugitive Sulphur Dioxide Emission from HBMS Copper Smelter
(30) The Operation of the HBMS Zinc Pressure Leach Plant

15. CMM Documents and Agreements
(A) Articles of Incorporation and Bylaws of CMM
(B) Tolling Contract between CMM and White Pine dated June 4, 2000, together with letter agreements dated June 4, 2000, June 7, 2000 (x2) and May 16, 2001
(C) Purchase and Sale Agreement between HBMS and CMM dated May 19, 1999
(D) Purchase and Sale Agreement among HBMS, CMM, Considar WP Acquisition Corp. and White Pine dated June 4, 2000, as amended by letter agreement dated May 16, 2001
(1) Administrative Agreement and Covenant Not to Sue among Michigan Department of Attorney General, Michigan Department of Water Avidity and BHP Copper White Pine Refinery Inc. dated January 26, 1998
(2) BHP Copper White Pine Refinery Inc. disclosure schedule
(E) Spent Anode Agreement between CMM and Noranda Inc. dated April 1, 2002
(F) Cathode Sale Agreement between CMM and Sudamin Metall GmbH, dated February 24, 2003
(G) White Pine due diligence report prepared by HBMS dated May, 1999 (vols. 1-5)

16. Certifications
(A) HBMS
(1) ISO 9001 Certificates and Audit Results
A. Certificate CA03/3110 SGS System Certification ISO 9001: 2000, together with 9001: 200 Management System Certification Audit Report for HBMS Zinc Casting Plants
B. Certificate CA04/3129 SGS System Certificate ISO 9001: 2000 for HBMS Copper Anode Casting, together with the 9001: 2000 Management System Certificate Audit Report for HBMS Copper Anode Casting
(2) ISO 14001 EMS
A. HBMS ISO 14001: 1996 Certification being Certificate No. CA03/2971.0/E
B. ISO 14001 Management System Certification Audit Report, dated June 26, 2003
C. ISO 14001 Management System Certification Audit Report, dated February 26, 2004
(B) Zochem

(1) ISO 9001 Certificate FM73948, together with Assessment Report and Audit Results
(2) ISO 14001 EMS73949, together with Assessment Report

17. Real Property Interests
(A) Freehold Interests
(1) Real Property listing
(B) Leases
(1) Lease of premises at 201 Portage Avenue, Winnipeg, Manitoba, between Portage & Main Development Ltd. and HBMS, dated August 4, 2001
(C) Mineral Dispositions
(1) Canadian Land Holding Report and memo, dated April 27, 2004

18. Intellectual Property
(A) Trade-marks
(1) Canadian Intellectual Property Office Search Results
(2) Summary of International Trade-Mark Registrations
(B) Patents
(1) Canadian Intellectual Property Office search results

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exemptions, may not be offered or sold in the United States of America or to a U.S. person. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

New Issue November 10, 2004

ONTZINC CORPORATION

$ •

• Subscription Receipts, each representing the right to receive One Common Share and One-Half of One Common Share Purchase Warrant

We are hereby offering to the public a total of • subscription receipts ("Subscription Receipts") at a price of $ • (the "Offering Price") per Subscription Receipt (the "Offering"). After giving effect to our proposed • old for one new share capital consolidation (the "Consolidation"), each Subscription Receipt will entitle the holder thereof to receive one common share (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant referred to as a "Warrant"), without payment of additional consideration and without any further action upon satisfaction of the Escrow Release Conditions (as defined below). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $ • at any time before 5:00 p.m. (Toronto time) on • . We will issue and sell the Subscription Receipts pursuant to an underwriting agreement dated • , 2004 (the "Underwriting Agreement") between GMP Securities Ltd., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. (collectively, the "Underwriters") and us. The Offering Price of the Subscription Receipts will be determined by negotiation between us and the Underwriters. See "Plan of Distribution".

We are offering the Subscription Receipts to finance a portion of the purchase price for our acquisition (the "Acquisition") of Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. ("Anglo American"). See "General Development of the Business — Acquisition of HBMS" and "Use of Proceeds".

The aggregate proceeds of $ • from this Offering (the "Escrowed Funds") will be deposited at the closing of the Offering with Equity Transfer Services Inc., as escrow agent (the "Escrow Agent"), pending satisfaction of the Escrow Release Conditions (as defined herein). Provided that the Escrow Release Conditions, including the Consolidation, are satisfied prior to 5:00 p.m. (Toronto time) on February 28, 2005 (the "Deadline"), each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration or any further action by holders of Subscription Receipts and the Escrow Agent will pay to the Underwriters the Underwriters' fee (together with interest or income earned thereon), and release the balance of the Escrowed Funds (together with interest or other income thereon) to us no later than 5:00 p.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied on or before the Deadline, or if the Acquisition Agreement (as defined herein) is terminated prior to such time (in either case the "Termination Time"), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any). See "General Development of the Business — Acquisition of HBMS", "Use of Proceeds" and "Details of the Offering".

Price: $ • per Subscription Receipt

	Price to the Public	Underwriters' Fee(2)	Net Proceeds to the Company(3)
Per Subscription Receipt	$ •	$ •	$ •
Total(1)(4)	$ •	$ •	$ •

(1) We have granted the Underwriters an option (the "Underwriters' Option") exercisable until the closing of this Offering to purchase up to an additional • Subscription Receipts at the Offering Price. We have also granted the Underwriters an option (the "Over-Allotment Option") exercisable for a period of 30 days from the date of the closing of this Offering to purchase up to an additional • Subscription Receipts at the Offering Price solely to cover any over-allotments and for market stabilization purposes. The aggregate proceeds raised in connection with any exercise of the Underwriter's Option or the Over-Allotment Option will also be held in escrow by the Escrow Agent until the earlier of the satisfaction of the Escrow Release Conditions or the Termination Time.

(2) In consideration for the services rendered by the Underwriters in connection with the Offering, we will pay the Underwriters a fee equal to 6% of the gross proceeds received from the sale of all Subscription Receipts and issue to the Underwriters that number of broker warrants equal to 6% of the aggregate number of Subscription Receipts issued in connection with the Offering, each such broker warrant entitling the holder thereof to acquire one Common Share at a price equal to 115% of the Offering Price for a period of 24 months from the closing date of the Offering. No additional commission or fee will be payable to the Underwriters in connection with the issuance of the Common Shares or Warrants upon the exchange of the Subscription Receipts or upon the exercise of the Warrants. This Prospectus also qualifies the grant of the Underwriters' Option, the grant of the Over-Allotment Option, the distribution of the Subscription Receipts upon the exercise of such options, or either of them, and the issue of the broker warrants. See "Plan of Distribution".

(3) After deducting the Underwriters' fee, but before deducting our expenses in connection with the Offering, estimated to be $ • , which will be paid from the proceeds of the Offering.

(4) If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to ONTZINC will be $ • , $ • and $ • , respectively. If both the Underwriters' Option and the Over-Allotment Option are exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to ONTZINC will be $ • , $ • and $ • , respectively.

(continued on next page)

(continued from cover)

An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Risk Factors".

We do not intend to apply to list or post for trading the Subscription Receipts on any stock exchange or other market. The Common Shares trade on the TSX Venture Exchange ("TSX-V") under the symbol "OTZ". The closing price of the Common Shares on the TSX-V on November 9, 2004, the last day on which the Common Shares traded prior to the filing of this Prospectus, was $0.16. Completion of the Acquisition is subject to us fulfilling all of the requirements of the TSX-V.

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and delivered by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by our legal counsel, Cassels Brock & Blackwell LLP, and by Ogilvy Renault, on behalf of the Underwriters.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will occur on or about • , 2004, or on such other date as we may agree with the Underwriters (the "Closing"). A certificate or certificates representing the Subscription Receipts will be issued in registered form only to The Canadian Depositary for Securities Limited ("CDS") or its nominee and will be deposited with CDS on Closing. We will issue the certificate or certificates representing the Common Shares and Warrants issuable upon exchange of the Subscription Receipts in registered form only to CDS on the date of issue of the Common Shares and Warrants. Notwithstanding the foregoing, Subscription Receipts, Common Shares and Warrants issued in the United States or to U.S. persons will be in the form of a definitive certificate delivered to the holders thereof. See "Details of the Offering".

TABLE OF CONTENTS

You should only rely on the information contained in this Prospectus. Neither we nor the Underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the Underwriters are making an offer to sell these Subscription Receipts in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, operating results, financial condition and prospects may have changed since that date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this Prospectus including, but not limited to, statements with respect to our future financial or operating performance and that of our subsidiaries and projects, the future price and consumption of zinc and copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures (including environmental capital costs for closure and reclamation of mines), the availability of third party concentrate, mine life projections and cash flow estimates. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we or others "plan", "expect", "project", "intend", "believe", "predict", "estimate", "forecast", or "anticipate" or a statement that certain events or conditions "may" or "will" occur, you must remember that these expectations may not be correct or that we or others, as the case may be, may not accomplish such goals. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. Forward-looking statements are based on our opinions and estimates at the date of such statements, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ

materially from what we project in the forward-looking statements. These factors include the inherent risks involved in the acquisition of HBMS, fluctuating metal prices and currency exchange rates, the exploration, development and operation of mineral properties, the uncertainties involved in interpreting drilling results, project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this Prospectus under the heading "Risk Factors". Unless required by applicable securities laws, we have no intention to update or revise any forward-looking statements if circumstances, estimates or opinions change. You are cautioned not to place undue reliance on forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

The financial results and information of ONTZINC and those of 152640 Canada Inc. ("HBMS Parent"), the immediate parent of HBMS, in this Prospectus are presented in accordance with Canadian generally accepted accounting principles ("GAAP").

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This Prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for the nine months ended September 30, 2004 and for each of the three years ended December 31, 2003, 2002 and 2001 as reported by the Bank of Canada, were as follows:

	Nine months ended September 30,	Year ended December 31,		
	2004	2003	2002	2001
Closing	$1.25	$1.30	$1.58	$1.59
High	1.40	1.58	1.62	1.60
Low	1.26	1.28	1.40	1.49
Average(1)	1.33	1.40	1.57	1.55

(1) Calculated as an average of the daily noon rates for each period.

On November 9, 2004, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.20.

ELIGIBILITY FOR INVESTMENT

In the opinion of our counsel, Cassels Brock & Blackwell, LLP, and Ogilvy Renault, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) (the "Tax Act") and the regulations currently in force thereunder (the "Regulations"), the Subscription Receipts will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans ("Deferred Income Plans") and for trusts governed by registered education savings plans ("RESPs") provided that we deal at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the plan trust. However, based on proposed amendments to the Regulations that will, when adopted, apply to property acquired after February 27, 2004 (the "Proposed Amendments"), the Subscriptions Receipts will not be qualified investments under the Tax Act for Deferred Income Plans and for trusts governed by RESPs. Such counsel have been advised by the Department of Finance (Canada) that the Proposed Amendments are to be modified in a manner that would permit the Subscription Receipts to be qualified investments for Deferred Income Plans and trusts governed by RESPs. However, there is no assurance that the Proposed Amendments will be modified in such a manner or what the effective date of such modification would be. The acquisition of non-qualified investments by Deferred Income Plans and trusts governed by RESPs can result in the imposition of penalty taxes on the holding of or income from such non-qualified investments and, in the case of a trust governed by a RESP, the revocation of the registration of the plan. In the opinion of such counsel, the Common Shares and the Warrants will be qualified investments under the Tax Act for Deferred Income Plans and for trusts governed by RESPs, provided that, in the case of the Warrants, we deal at arms' length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the plan trust. In addition, such counsel are of the opinion, based in part on a certificate of an officer of ONTZINC to certain factual matters, that the Subscription Receipts, Common Shares and Warrants, if issued on the date hereof, would not constitute "foreign property" for purposes of Part XI of the Tax Act.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and financial statements contained elsewhere in this Prospectus. You should carefully review the entire contents of this Prospectus, including the risk factors section, and consult your legal and other professional advisors having relevant experience.

Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to ONTZINC Corporation and its subsidiaries and joint ventures after giving effect to the Acquisition and references to "ONTZINC" refer to ONTZINC Corporation and its subsidiaries prior to the Acquisition. *References to the Howe Report are to a report entitled "Technical Report on Hudson Bay Mining and Smelting Assets, Flin Flon Greenstone Belt, Manitoba and Saskatchewan, Canada", dated November 5, 2004 (the "Howe Report"), which has been prepared for us in connection with the Acquisition by Michael Newbury, P.Eng., of A.C.A. Howe International Limited ("Howe"), a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects* ("NI 43-101").

Our Business

ONTZINC recently agreed to acquire from Anglo American all of the outstanding shares of HBMS Parent for a cash purchase price of approximately $325 million, subject to adjustment on closing, currently estimated to be approximately $13 million, for a net purchase price of $312 million. Upon completion of the Acquisition, we will be an integrated base metals mining and smelting company and will be one of the ten largest zinc producers in North America. We will have:

- the 777/Callinan and Trout Lake zinc and copper mines near Flin Flon, Manitoba, the Chisel North zinc mine near Snow Lake, Manitoba and the Konuto Lake copper mine in Saskatchewan (the "HBMS Mines"), which have, based on the Howe Report, aggregate estimated proven and probable mineral reserves of approximately 24.4 million tonnes of ore, grading 4.81% zinc and 2.15% copper, and an additional estimated 3.2 million tonnes of inferred mineral resources, grading 5.33% zinc and 2.04% copper;
- a metallurgical complex located in Flin Flon, Manitoba and a zinc concentrator near Snow Lake, Manitoba; the Flin Flon metallurgical complex is comprised of a zinc and copper concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of 115,000 tonnes of cast zinc and 90,000 tonnes of anode copper, as well as gold and silver by-products;
- a zinc oxide plant with annual production capacity of 45,000 tonnes; and
- a 50% interest in an established marketing joint venture, Considar Metal Marketing Inc. ("CMM").

HBMS recently completed a $435 million capital expenditure program (the "777 Project"), that involved the construction and development of the 777 mine in Flin Flon and the Chisel North mine in Snow Lake, expansion of the Flin Flon concentrator, expansion of the Flin Flon zinc plant, including construction of an electrolytic cellhouse and other infrastructure upgrades. This project has led to improvements in operating margins of the mines, workplace productivity and workplace safety.

Total 2003 HBMS production was 117,500 tonnes of refined zinc, 83,100 tonnes of refined copper, 57,800 ounces of gold and 1,039,400 ounces of silver, derived from 228,500 tonnes of zinc concentrate (including 46,300 tonnes of purchased concentrate) and 273,100 tonnes of copper concentrate (including 108,800 tonnes of purchased concentrate). Based on its estimate of mineral reserves in the Howe Report, Howe estimates that the HBMS Mines will have a 13 year mine life. Howe projects that the HBMS metallurgical plants will produce approximately 3.308 billion pounds of zinc and 2.513 billion pounds of copper from both domestic and purchased concentrate over the planned 13 year mine life. Future production and cost information is based on assumptions and estimates that are subject to a number of risks and uncertainties and, as a result, our actual results or achievements may be materially different. See "Mineral Potential of Our Material Properties" for further details as to the nature of this information.

In respect of the Acquisition we have entered into an acquisition agreement with Anglo American, dated October 7, 2004 (the "Acquisition Agreement"). The Acquisition is subject to regulatory and stock exchange approval and other closing conditions, including our completion of financing to fund the purchase price. ONTZINC and Anglo American have obtained an advance ruling certificate under the *Competition Act* (Canada).

We also own two development projects: the Balmat mine in the State of New York, and the Gay's River mine in the Province of Nova Scotia, Canada; and two exploration projects: the Southwestern Ontario Project in the province of Ontario, Canada, and the San Antonio project in Chile.

Our Competitive Strengths

We believe that the following business strengths will enable us to increase our production and profitability:

- modern, upgraded facilities, as a result of a recent investment of approximately $435 million;
- a significant land position, selected over many decades, of approximately 280,000 hectares primarily in Manitoba and Saskatchewan with significant exploration potential;
- vertically integrated operations, incorporating four mines, two concentrators, a copper smelter, a zinc plant, a zinc oxide production division and a marketing joint venture;
- an experienced management team with a proven record of success in all aspects of the mining industry;
- a stable workforce with significant operational experience at all levels, and a strong safety record; and
- a well developed, low-cost infrastructure, including historically low cost electrical power as well as access to rail, road and air transportation.

Our Strategy

Our immediate objective is to successfully complete the Acquisition and retain key HBMS personnel. Upon achieving this objective, the key components of our strategy will include:

- identifying further opportunities to lower costs;
- investigating opportunities for mine development and mineral reserve exploration;
- pursuing growth through selective acquisitions; and
- maintaining strong safety and environmental performance.

Plan of Financing

ONTZINC plans to finance the Acquisition with the net proceeds of this Offering and the net proceeds from the proposed sale (the "Debt Financing") of up to $ ● aggregate principal amount of senior secured notes (the "Notes") of a newly formed wholly-owned subsidiary that will, after the Acquisition, own, and subsequently merge with, HBMS. We will guarantee the Notes. We expect that the Notes will have a seven year maturity. The Notes will contain covenants that, among other things, restrict our ability in certain circumstances to declare or pay dividends or make other distributions on our Common Shares, incur additional debt, enter into sale or leaseback transactions, create liens, make investments, engage in transactions with affiliates, consolidate or merge into other entities or sell assets. The completion of the Acquisition is subject to the successful completion of both this Offering and the Debt Financing. See "Use of Proceeds" and "Capitalization".

Summary Unaudited Pro Forma Consolidated Financial Information

The following summary unaudited pro forma consolidated financial information gives effect to the Acquisition, the Consolidation, this Offering and the Debt Financing, as if such events had occurred on January 1, 2003 for results of operations purposes, and on June 30, 2004 for balance sheet purposes. This summary unaudited pro forma consolidated financial information is based on available information and certain assumptions we consider reasonable and is presented for illustrative purposes only. It does not purport to represent what our results of operations or financial position would have been if the Acquisition, the Consolidation and the financings had occurred on the dates indicated. The summary unaudited pro forma consolidated financial information is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of ONTZINC and the historical consolidated financial statements of HBMS Parent, including the notes thereto, included elsewhere in this Prospectus.

	Pro Forma for the Six Months Ended June 30, 2004	Pro Forma for the Year Ended December 31, 2003
	(unaudited)	(unaudited)
	(dollars in thousands, except per share amounts)	
Results of Operations:		
Net revenues	$272,102	$417,914
Net income (loss)	•	•
Per Common Share:		
Basic earnings (loss)	•	•
Diluted earnings (loss)	•	•

	Pro Forma as at June 30, 2004
	(unaudited)
	(dollars in thousands)
Balance Sheet:	
Cash and cash equivalents	$ •
Total assets	•
Total liabilities	•
Shareholders' equity	•

If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, there will be, on a pro forma basis, an additional • Common Shares outstanding.

Summary Consolidated Financial Information of HBMS Parent

The following tables set forth summary consolidated financial information of HBMS Parent as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at June 30, 2004 and for the six months ended June 30, 2004 and 2003. This summary consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of HBMS Parent, including the notes thereto, and the associated management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements of HBMS Parent have been prepared in accordance with Canadian GAAP.

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	(dollars in thousands)				
Statement of Operations:					
Sales	$ 272,102	$206,176	$ 417,914	$ 436,092	$ 390,589
Total revenue	274,878	206,281	418,757	439,568	409,583
Operating costs	219,727	221,669	430,626	440,431	417,364
General and administrative	4,043	4,017	6,907	9,561	10,321
Depreciation and amortization	25,621	34,401	70,709	66,429	73,327
Accretion	618	756	2,078	1,890	1,937
Exploration	—	—	5,550	4,538	2,130
Foreign exchange (gain) loss	1,039	(33,599)	(37,272)	(2,021)	33,021
Asset impairment	—	—	268,944	—	—
Total costs and expenses	251,206	227,244	747,542	520,828	538,100
Net earnings (loss)	23,613	(21,645)	(330,103)	(82,958)	(129,725)
Statement of Cash Flows:					
Cash generated by (applied to) operating activities	$ 44,129	$ 27,719	$ (3,739)	$ (11,819)	$ (69,561)
Cash generated by (applied to) investing activities	(32,301)	(59,853)	(118,366)	(112,897)	(188,436)
Cash generated by (applied to) financing activities	11,066	34,217	121,629	115,430	271,286
Balance Sheet:					
Cash and cash equivalents	$ 26,421		$ 3,527	$ 4,003	
Total assets	557,400		512,396	733,418	
Total liabilities	1,480,659		1,459,310	1,349,984	
Shareholder's (deficiency)	(923,259)		(946,914)	(616,566)	

Summary Consolidated Financial Information of ONTZINC Corporation

The following tables set forth summary consolidated financial information of ONTZINC as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at June 30, 2004 and for the six months ended June 30, 2004 and 2003. This summary consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, and management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	(dollars in thousands, except per share amounts)				
Statement of Operations:					
Net revenue	$ 13	$ —	$ 8	$ 2	$ 1
Net loss	2,883	581	5,179	958	2,878
Statement of Cash Flows:					
Cash applied to operating activities	$ (2,749)	$ (569)	$ (3,176)	$ (961)	$ (469)
Cash generated by (applied to) financing activities	7,074	642	8,466	(203)	274
Cash generated by (applied to) investing activities	(3,348)	1	(3,371)	1,340	181
Per Common Share:					
Basic and diluted loss[(1)]	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.08)
Weighted average number of Common Shares outstanding (millions)	187	94	113	68	35
Balance Sheet:					
Cash and cash equivalents	$ 3,091		$ 2,114	$ 195	
Total assets	15,584		12,455	4,576	
Total liabilities	3,502		2,833	1,234	
Shareholders' equity	12,082		9,622	3,342	

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation. Had the Consolidation occurred on January 1, 2001, basic and diluted loss per Common Share would have been $ • and $ • for the six months ended June 30, 2004 and 2003, respectively, and $ • , $ • and $ • for the years ended December 31, 2003, 2002 and 2001, respectively.

The Offering

Offering: ● Subscription Receipts. We will create and issue the Subscription Receipts pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") among Equity Transfer Services Inc., as escrow agent thereunder, the Underwriters and us. After giving effect to the Consolidation, upon exchange each Subscription Receipt will entitle the holder thereof to receive one new Common Share and one-half of one Warrant, without payment of additional consideration and without any further action required by the holder. Provided the Escrow Release Conditions have been met, the Subscription Receipts will be deemed to be exchanged at 5:00 p.m. (Toronto time) on the date that the Acquisition is completed. Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $ ● at any time prior to 5:00 p.m. (Toronto time) on ● .

Underwriters' Option We have granted the Underwriters an option (the "Underwriters' Option") exercisable in whole or in part at any time prior to the Closing of this Offering to purchase at the Offering Price ● additional Subscription Receipts (for aggregate gross proceeds of up to $ ●). See "Plan of Distribution".

Over-Allotment Option We have granted the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part at any time until 30 days following the date of Closing of this Offering to purchase at the Offering Price ● additional Subscription Receipts (for aggregate gross proceeds of up to $ ●) to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution". In the event that the Underwriters exercise the Over-Allotment Option after the closing of the Acquisition, then we will issue the appropriate number of Common Shares and Warrants in lieu of Subscription Receipts.

Amount of Offering: $ ● ($ ● if both the Underwriters' Option and the Over-Allotment Option are exercised in full).

Escrow of Proceeds The gross proceeds from the sale of the Subscription Receipts (the "Escrowed Funds") will be delivered to and held in escrow by the Escrow Agent. The Escrowed Funds will be invested in short term interest bearing or discount obligations issued or guaranteed by the government of Canada, a province of Canada, or a Canadian chartered bank, provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service as directed in writing by us, pending receipt by the Escrow Agent of a notice in the prescribed form (the "Escrow Release Notice") from us and countersigned by GMP Securities Ltd., on behalf of the Underwriters. Such Escrow Release Notice shall confirm that (i) all of the conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to our satisfaction and that any waivers under or amendments to the Acquisition Agreement shall not cause the description of the Acquisition set out in this Prospectus to contain a misrepresentation (as defined in securities legislation) and that the parties to the Acquisition Agreement are prepared to close on the next business day; (ii) our shareholders have approved the Consolidation; and (iii) we and the lead manager in connection with the Debt Financing have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day (collectively, the "Escrow Release Conditions"), and it shall direct and instruct the Escrow Agent to issue and deliver the Common Shares and Warrants to the holders of Subscription Receipts in the manner and on the conditions set out in the Subscription Receipt Agreement. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on February 28, 2005 (the "Deadline"), the Escrow Agent will (i) issue to the holders

of Subscription Receipts, without payment of additional consideration or any further action by such holders, one Common Share and one-half of one Warrant for each Subscription Receipt held, (ii) pay to the Underwriters the Underwriters' fee (together with interest or income earned thereon) and (iii) release the balance of the Escrowed Funds to the Company (together with interest or other income earned thereon) no later than 5:00 p.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied on or before the Deadline, or if the Acquisition Agreement is terminated prior to such time (in either case, the "Termination Time"), the Escrow Agent will return to Subscription Receipt holders commencing on the third business day following the Termination Time an amount equal to the purchase price thereof and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any).

Use of Proceeds: The net proceeds to us from the Offering are estimated to be $ • million ($ • million if the Underwriters' Option is exercised in full, and $ • million if both the Underwriters' Option and the Over-Allotment Option are exercised in full), after deducting the Underwriters' fee and the estimated expenses of this Offering. We intend to use the net proceeds from this Offering, together with the net proceeds from the Debt Financing, to fund the purchase price for the Acquisition (currently $312 million, subject to final adjustment at closing), for transaction costs relating to the Acquisition, the Offering and the Debt Financing (approximately $20 million) and for general corporate and working capital purposes, which may include repayment of debt. See "Use of Proceeds".

Risk Factors: **An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. See "Risk Factors".**

OUR BUSINESS

Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to ONTZINC Corporation and its subsidiaries and joint ventures after giving effect to the Acquisition. References to "ONTZINC" refer to ONTZINC Corporation and its subsidiaries prior to the Acquisition.

Our Business

ONTZINC recently agreed to acquire from Anglo American all of the outstanding shares of HBMS Parent, for a cash purchase price of approximately $325 million, subject to adjustment on closing, currently estimated to be approximately $13 million, for a net purchase price of $312 million. Upon completion of the Acquisition, we will be an integrated base metals mining and smelting company and will be one of the ten largest zinc producers in North America. We will have:

- the HBMS Mines, which have, based on the Howe Report, aggregate estimated proven and probable mineral reserves of approximately 24.4 million tonnes of ore, grading 4.81% zinc and 2.15% copper, and an additional estimated 3.2 million tonnes of inferred mineral resources, grading 5.33% zinc and 2.04% copper;
- a metallurgical complex located in Flin Flon, Manitoba and a zinc concentrator near Snow Lake, Manitoba; the Flin Flon metallurgical complex is comprised of a zinc and copper concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of 115,000 tonnes of cast zinc and 90,000 tonnes of anode copper, as well as gold and silver by-products;
- a zinc oxide plant with annual production capacity of 45,000 tonnes;
- a seasoned exploration team with a proven track record of discovering new ore bodies, together with a land position of approximately 280,000 hectares located primarily in Manitoba and Saskatchewan, offering potential for further mineral discoveries;
- experienced mine and production management, and a stable work-force with an excellent health and safety record; and
- a 50% interest in an established marketing joint venture, CMM.

HBMS recently completed the 777 Project, a $435 million capital expenditure program, that involved the construction and development of the 777 mine in Flin Flon and the Chisel North mine in Snow Lake, expansion of the Flin Flon concentrator, expansion of the Flin Flon zinc plant, including construction of an electrolytic cellhouse and other infrastructure upgrades. This project has lead to improvements in operating margins of the mines, workplace productivity and workplace safety.

Total 2003 HBMS production was 117,800 tonnes of refined zinc, 83,100 tonnes of refined copper, 57,800 ounces of gold and 1,039,400 ounces of silver, derived from 228,500 tonnes of zinc concentrate (including 46,300 tonnes of purchased concentrate) and 273,100 tonnes of copper concentrate (including 108,800 tonnes of purchased concentrate).

We also own two development projects: the Balmat mine in the State of New York, and the Gay's River mine in the Province of Nova Scotia, Canada; and two exploration projects: the Southwestern Ontario Project in the province of Ontario, Canada, and the San Antonio project in Chile.

Our Competitive Strengths

We believe that the following business strengths will enable us to increase our production and profitability.

Modern, Upgraded Facilities

Between 1998 and 2004, we invested approximately $435 million to expand, modernize and improve our mines and plants. The 777 Project involved construction and development of the modern 777 and Chisel North mines, capacity expansion at the zinc concentrator in Flin Flon and expansion of our zinc plant, including the installation of an electrolytic cellhouse. The design of our zinc plant permits a further 15% capacity expansion.

The 777 Project improved our productivity through both the implementation of new technology and streamlining of our workforce. This has translated into operating efficiencies, cost reductions and the production of higher grades of ore.

Land Position with Strategic Exploration Potential

We hold a land position of approximately 280,000 hectares in Manitoba and Saskatchewan. Over our more than 75 year operating history, we have brought into production over 25 ore bodies on our lands. Currently, we operate four mines on this land. These mines will, according to estimates in the Howe Report, have a 13 year mine life. Our land position includes select portions of the highly productive Flin Flon greenstone belt that we believe have excellent potential for further ore body discoveries. Since much of this property is within 100 kilometres of our two concentrators, we anticipate that we will be able to economically exploit even small ore bodies that we discover.

We also own 51,276 acres of mineral rights in northern New York and lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

Vertically Integrated Operations

Our Flin Flon and Snow Lake operations are comprised of four operating mines, two concentrators, a 90,000 tonne per year copper smelter and an 115,000 tonne per year zinc plant. These integrated operations limit our exposure to fluctuating third party treatment and refining charges. In addition, we have available capacity at our metallurgical plants, currently filled by purchased concentrates, which gives us the flexibility to develop ore bodies in the area of Flin Flon and Snow Lake that a mining company without proximate metallurgical plants could not develop profitably after payment of transportation and treatment charges. Our zinc oxide production division, Zochem, receives and processes a significant amount of our zinc metal production. This off-take mitigates the impact on us of volume cycles and price volatility in the zinc metal market. Through CMM, our marketing joint venture, we monitor and maintain customer relationships that have, historically, supported demand and premium pricing for our zinc, zinc oxide and copper.

Experienced Management Team

The ONTZINC management team has considerable experience in identifying, acquiring and financing mining operations as well as managing public companies. We believe this experience provides a solid base on which to expand our operations. The HBMS management team also has a proven record of success in various aspects of the mining industry, including mining, processing, marketing and the subsequent reclamation of mines. The experience of management at HBMS was integral to the success of the 777 Project, which was completed ahead of schedule and on budget.

Skilled and Stable Workforce and Strong Safety Record

The HBMS workforce is well trained, historically stable and has significant operational experience at all levels. There has not been a labour work stoppage at the existing HBMS operations in over thirty years, despite significant labour reductions since 1991. Moreover, HBMS has a labour stability agreement in place until 2012 providing a framework for labour relations that mitigates the risk of strikes or lockouts at its operations. See "Our Business — Operations — Employees."

HBMS has established a strong safety record. Earlier this year, HBMS was recommended for registration of its Safety Management System under Occupational Health and Safety Assessment Series 18001 ("OHSAS 18001"). For the three years ended December 31, 2003, HBMS experienced an average annual rate of approximately 0.7 lost time injury frequency per 200,000 hours worked. In addition to lower worker compensation costs, we believe that improvements in the safety of the HBMS workforce assists in maintaining healthy labour relations between the HBMS management and workforce.

Well-Developed Low-cost Infrastructure

We have a well-developed, low-cost infrastructure. Substantially all of our electrical power is supplied by Manitoba Hydro from both its and Saskatchewan Power Corporation's power grids, which are fed by three hydroelectric generating stations. Historically, the price of electricity from Manitoba Hydro has been among the lowest offered by major energy utilities in North America. The water supply for the Flin Flon metallurgical complex is pumped from nearby Trout Lake. Further, the Flin Flon properties have well developed access to rail, road and air transportation. Rail access allows concentrates and many other key consumables, such as propane and fuel oil, to be purchased in bulk. It also provides the lowest cost transport of our products.

Our Strategy

Our immediate objective is to successfully complete the acquisition of HBMS and retain key personnel from HBMS. The Acquisition will transform us into a significant producer of zinc and copper. HBMS' total revenues for the twelve months ended June 30, 2004 were over $480 million.

Our strategy is to leverage our proven operating assets, significant mineral reserves and experienced workforce to:

Identify Further Opportunities to Lower our Costs

Over the past decade, we have lowered our costs through infrastructure investments, a focus on workplace safety, targeted workforce reduction and an increase in production. We will continue to review further opportunities to reduce our costs of production, including lowering our costs for copper refining through the anticipated purchase by CMM of the White Pine copper refinery. Increasing production of concentrate from the HBMS Mines or other of our properties proximate to or otherwise synergistic with our metallurgical facilities is our most significant opportunity to reduce our costs and improve our profitability.

Investigate Opportunities for Mine Development and Mineral Reserve Exploration

We plan to exploit ore bodies and pursue expanded exploration programs. We believe that there remains significant potential to discover additional mineral reserves within the HBMS Mines, particularly at the Trout Lake and 777/Callinan mines. We also intend to focus our exploration program on the HBMS land position in Manitoba and Saskatchewan. Reopening the Balmat mine is also a priority. Using the experienced operations managers from HBMS and the marketing experience of CMM, we believe that we can reproduce many of the operational efficiencies of HBMS at the Balmat mine. We will also investigate the potential for integrating these operations with our metallurgical facilities in Flin Flon. We will otherwise focus our development and exploration programs on our other existing projects or future projects to the extent they present attractive opportunities to expand our mineral reserves.

Pursue Growth Through Selective Acquisitions

We believe there is opportunity for future growth through selective acquisitions of operating assets and properties at an advanced state of development. Leveraging the expertise of our management team, we intend to pursue a selective and disciplined acquisition strategy in areas of political stability, with a particular focus on properties in North America, South America and Australia.

Maintain Strong Safety and Environmental Performance

One of our core values is protecting the health and welfare of our employees and the environment. We have achieved an excellent safety record in recent years and we are committed to maintaining this record. We intend to continue to adhere to strict environmental compliance standards with a goal of continually improving our environmental performance. Each of the Flin Flon and Snow Lake operations has recently been certified to the ISO 14001:1996 Environmental Management System. We believe that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency.

Operations

We are a vertically integrated base metals mining and smelting company. The following chart outlines our current operations flow.


Trout Lake Mine
777/Callinan Mine
Konuto Mine
Chisel North Mine
Flin Flon Concentrator
Snow Lake Concentrator
Domestic Copper Concentrate
Domestic Zinc Concentrate
Copper Smelter
Purchased Concentrate
Zinc Plant
Zochem Zinc Oxide
CMM, Marketing Joint Venture

The following map shows the locations of our facilities in Manitoba and Saskatchewan.


HUDSON BAY
MANITOBA
ALBERTA
SASKATCHEWAN
ONTARIO
UNITED STATES

The Balmat mine is located in St. Lawrence County, New York State, approximately 32 kilometres south of the St. Lawrence River.

Historical Production

We produce zinc and copper products from concentrates sourced from the HBMS Mines ("domestic concentrates") and from concentrates purchased from other parties ("purchased concentrates"). The chart below sets out our total metal production from the HBMS operations for the years ended December 31, 2003, 2002 and 2001.

		Production Summary		
	Units	**2003**	**2002**	**2001**
Metal Production from Domestic Concentrates				
Zinc	000s tonnes	93.6	101.8	78.3
Copper	000s tonnes	42.1	45.5	55.1
Gold	000s troy ounces	53.6	54.8	64.6
Silver	000s troy ounces	601.4	768.6	855.7
Metal Production from Purchased Concentrates				
Zinc	000s tonnes	24.3	6.2	10.1
Copper	000s tonnes	41.0	40.1	26.4
Gold	000s troy ounces	4.2	4.4	4.0
Silver	000s troy ounces	438.0	460.0	349.2
Total Metal Production				
Zinc	000s tonnes	117.8	108.1	88.4
Copper	000s tonnes	83.1	85.7	81.6
Gold	000s troy ounces	57.8	59.1	68.6
Silver	000s troy ounces	1,039.4	1,228.6	1,204.9

Underground Mining Operations

Our material properties are the HBMS Mines and related plants and the Balmat mine. The HBMS Mines consist of the 777/Callinan, Trout Lake and Chisel North mines in northern Manitoba and the Konuto Lake mine in northern Saskatchewan. The Balmat mine is not currently in operation. Each of the HBMS Mines and the Balmat mine is an underground mine.

The HBMS Mines

Location

Other than the Chisel North mine, the HBMS Mines are within 24 kilometres of Flin Flon. The Chisel North mine is approximately 215 kilometres from Flin Flon. The Town of Flin Flon is approximately 750 kilometres north of Winnipeg, the capital of the Province of Manitoba. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations.

Annual rental costs for the mineral rights are approximately $280,000, based on a rate of $8.00 per hectare.

The geographical area has cool summers and very cold winters with a mean annual temperature of −2.5°C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

Geology

The HBMS Mines are located in the Canadian shield, one of the world's largest exposed areas of Precambrian rocks. Within the Canadian shield are large, deformed remnants of ancient volcanic-sedimentary terrain ("greenstone belts"), which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon greenstone belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are precious metal rich and of the copper-zinc volcanic massive sulphide ("VMS") type hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS deposits are best classified into just two major groups, copper-zinc type and zinc-lead-copper type, respectively, which reflects the associations of major ore metals and other geological characteristics. VMS deposits in the area range in size from less than 100,000 tonnes to the more than 100 million tonne Flin Flon/777/Callinan cluster of ore bodies.

History

HBMS has operated in the Flin Flon greenstone belt for more than 75 years. During this period, HBMS has mined approximately 155 million tonnes of ore.

In the mid-1990s, a strategic review of the HBMS operations showed a company in decline; HBMS had declining reserves, lower ore grades, rising costs and a poor safety record. At this time, HBMS concluded that it had less than a ten-year mine life and planned closure of operations before 2005.

In connection with the closure plan, HBMS decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on our drilling program, we discovered the 777 ore body and by 1997 had defined this ore body. The 777 ore body had the potential to extend our operations for another 12 to 16 years, if a number of critical factors were first addressed. As a result, we significantly lowered our overall unit operating cost, improved our safety performance and created a performance-oriented culture.

777/Callinan Mine

The 777/Callinan mine is situated approximately one kilometre north of Flin Flon and is part of the Flin Flon deposit cluster of ore bodies. According to the Howe Report, the 777/Callinan mine contains approximately 68.6% of the estimated HBMS mineral reserves.

This mine was first indicated in 1993 by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres. In 1995, a drilling program delineated the ore body. In 1999, HBMS commenced the development of the 777 mine as part of the 777 Project and commercial production from the mine commenced in January 2004.

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, 777 and Callinan ore bodies, is comprised of a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees true and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels. The 777 shaft is a 6.7 metre diameter vertical shaft to a depth of 1,530 metres. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a cage and counterweight and a single drum hoist operates a small cage.

Mining is by a combination of mechanized cut and fill and longhole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate and the main shaft is the primary fresh air intake. Dedicated compressors supply compressed air. Air and water pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

The following chart sets forth the production of the 777/Callinan mine during 2003, 2002 and 2001.

777/Callinan Mine Historical Statistics

	Units	2003	2002	2001
Ore Mined	000s tonnes	709.2	601.1	593.9
Zinc	%	3.96	3.95	4.23
Copper	%	2.80	2.31	2.40
Gold	grams/tonne	1.91	1.95	2.16
Silver	grams/tonne	21.81	19.17	24.89
Manpower	persons	177	177	178
Contained Zinc	tonnes	28,078	23,737	25,116
	(Mm lbs)	(61.90)	(52.33)	(55.37)
Contained Copper	tonnes	19,584	13,880	14,243
	(Mm lbs)	(43.77)	(30.60)	(31.41)
Contained Gold	kilograms	1,354.4	1,177.6	1,282.7
	(troy oz)	(43,550)	(37,684)	(41,243)
Contained Silver	kilograms	15,018.9	11,521.6	14,780.3
	(troy oz)	(482,923)	(370,470)	(475,250)

Trout Lake Mine

The Trout Lake mine is located beneath Trout Lake, approximately six kilometres northeast of Flin Flon. According to the Howe Report, the Trout Lake mine contains approximately 18.9% of the estimated HBMS mineral reserves.

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1988.

The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is 8 metres. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 metres. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The main shaft is a circular two-compartment 4.9 metre diameter vertical shaft operating to a depth of 1,091 metres. The ramp extends to 1,100 metres below surface at an inclination of 15% from the horizontal. A 762 metre long inclined conveyor delivers the ore from the underground crusher to the coarse ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in HBMS' zinc plant and copper smelter.

The following chart sets forth the production of the Trout Lake mine during 2003, 2002 and 2001.

Trout Lake Mine Historical Statistics

	Units	2003	2002	2001
Ore Mined	000s tonnes	872.7	898.6	909.1
Zinc	%	4.82	4.21	4.06
Copper	%	1.17	1.63	1.40
Gold	grams/tonne	1.78	1.34	1.17
Silver	grams/tonne	20.40	12.10	10.46
Manpower	persons	183	181	183
Contained Zinc	tonnes	42,053	37,821	36,900
	(Mm lbs)	(92.71)	(83.38)	(81.35)
Contained Copper	tonnes	10,206	14,642	9,453
	(Mm lbs)	(22.50)	(32.28)	(20.84)
Contained Gold	kilograms	1,553.2	1,204.0	1,063.5
	(troy oz)	(49,942)	(38,713)	(34,196)
Contained Silver	kilograms	17,800.8	10 871.7	9,508.0
	(troy oz)	(572,373)	(349,571)	(305,722)

Konuto Lake Mine

The Konuto Lake mine is situated in Saskatchewan, approximately 24 kilometres southwest of Flin Flon. According to the Howe Report, the Konuto Lake mine contains approximately 3.1% of the estimated HBMS mineral reserves.

The Konuto Lake ore body was discovered by an airborne geophysical survey in 1994 with follow-up diamond drilling taking place the same year. The Konuto project capital development and construction started in 1997 and production began in 1999. In 2001 a parallel, wide lens was discovered and is currently being mined. The mine produces approximately 300,000 ore tonnes per annum from near vertical multiple lenses between 40m and 465m depths. Initial mining was by cut and fill using unconsolidated waste rockfill and since 2003 includes longhole open stoping.

The deposit consists of volcanic hosted massive sulphides overlain by barren basalt volcanic flows. Chalcopyrite and minor sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The horizon that hosts the deposit has been repeated by north trending isoclinal folding and may be the same horizon that hosted the Birch-Flexar ore bodies two kilometres east of the Konuto Lake deposit.

The mine consists of a ramp to a depth of 456 metres. Mining is by a combination of longhole open and cut and fill stoping. The ore is crushed on surface under a contract and then hauled over a company road to the concentrator at Flin Flon.

The following chart sets forth the production of the Konuto Lake mine during 2003, 2002 and 2001.

Konuto Lake Mine Historical Statistics

	Units	2003	2002	2001
Ore Mined	000s tonnes	321.5	298.9	200.6
Zinc	%	1.82	2.12	1.39
Copper	%	3.73	4.06	4.50
Gold	grams/tonne	1.99	2.02	2.06
Silver	grams/tonne	9.50	7.58	8.43
Manpower	persons	55	55	35
Contained Zinc	tonnes	5,851	6,332	2,787
	(Mm lbs)	(12.9)	(13.96)	(6.145)
Contained Copper	tonnes	11,975	12,137	9,027
	(Mm lbs)	(26.4)	(26.750)	(19.9)
Contained Gold	kilograms	585.0	603.3	413.2
	(troy oz)	(18,810)	(19,400)	(13,285)
Contained Silver	kilograms	3,053.9	2,265.3	1,690.8
	(troy oz)	(98,195)	(72,840)	(54,368)

Chisel North Mine

The Chisel North mine is ten kilometres west of the Snow Lake concentrator and about six kilometres south of the town of Snow Lake, which is approximately 215 kilometres from Flin Flon. According to the Howe Report, the Chisel North mine contains approximately 9.4% of the estimated HBMS mineral reserves.

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 metres in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June 2000.

The deposit consists of massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 metre and 650 metre depths in four stacked zinc rich sulphide lenses.

The mine is currently being operated from the 502 metre level to the 687 metre level. Mining is by room and pillar and post pillar cut and fill using trackless equipment. The ore is hauled to surface for crushing and trucking to the Snow Lake concentrator, by independent trucking contractors.

The following chart sets forth the production of the Chisel North mine during 2003, 2002 and 2001.

Chisel North Mine Historical Statistics

	Units	2003	2002	2001
Ore Mined	000s tonnes	303.2	259.5	230.0
Zinc	%	11.32	10.57	11.29
Copper	%	0.20	0.22	0.23
Gold	grams/tonne	0.62	0.55	0.55
Silver	grams/tonne	20.26	18.92	19.17
Manpower	persons	72	65	54
Contained Zinc	tonnes	28,073.1	23,723.1	25,116
	(Mm lbs)	(61.89)	(52.3)	(55.37)
Contained Copper	tonnes	19,867.5	13,880.7	14,243
	(Mm lbs)	(43.8)	(30.6)	(31.4)
Contained Gold	kilograms	1,354.4	1,171.8	1,282.7
	(troy oz)	(43,550)	(37,680)	(41,243)
Contained Silver	kilograms	15,465.7	11,146.7	14,780.3
	(troy oz)	(497,288)	(358,414)	(475,250)

The Balmat Mine

Note that Imperial units of measurement (i.e. tons, acres, etc.) are used in this description of the Balmat Mine.

The Balmat mine is located in the Balmat-Edwards mining district in St. Lawrence County, New York State about 32 kilometres south of the St. Lawrence river. The area has been a mining district for over 90 years and all the infrastructure required for ongoing operations at the Balmat mine is available in the immediate area.

The Balmat property comprises four separate zinc mines and related assets, including a 5,000-ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. The mine was put on care and maintenance in October 2001 due to low zinc prices. At present, we believe that only the Balmat No. 4 mine can be reactivated economically. As such, the following summary relates solely to the Balmat No. 4 mine.

We indirectly own 51,276 acres of mineral rights in St. Lawrence (51,175 acres) and Franklin (101 acres) counties in northern New York. We lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

If we reactivate Balmat No. 4 mine, we expect to mine four recently discovered ore bodies, namely the Mud Pond, Mahler, New Fold and Northeast Fowler ore bodies. Leased claims cover 38% of the Mud Pond ore body, 15% of the Mahler ore body, 33% of the New Fold ore body and 40% of the Northeast Fowler trend. The leased claims are subject to a 4% net smelter return royalty. Leases have an initial 20-year term and are renewable for additional terms of 20 years.

History

Between 1915 and 2001, over 43 million tons of ore grading 9.4% zinc were mined from the four mines that have comprised the Balmat-Edwards zinc district. Drilling and development subsequent to 1996 led to a ten-fold increase in Mud Pond ore reserves. The New Fold orebody was discovered in 1997. Prior to October 2001, when the mine was put on care and maintenance, over 9.4 million tons of ore grading 8% zinc was produced from the Balmat No. 4 mine.

Geology

The Balmat-Edwards district occurs in the Frontenac Arch, an area characterised by a northwesterly trending window of Precambrian rocks overlain by and exposed beneath younger Paleozoic strata and Pleistocene glacial and lacustrine deposits.

The Balmat-Edwards zinc deposits occur in Proterozoic metasedimentary rocks of the Grenville Supergroup.

The zinc orebodies occur in siliceous dolomitic and evaporite-bearing marbles of the Upper Marble Formation, the uppermost of four metasedimentary formations mapped in the district. The Upper Marble is exposed in the core of the Sylvia Lake syncline, a major recumbent, doubly plunging, isoclinal fold lying between the towns of Balmat and Edwards. The Balmat mine is located in the southwestern hinge area of the Sylvia Lake syncline.

Mineralization

The majority of the 14 orebodies in the Balmat Mine are arranged in three "clusters", containing three to five orebodies each.

The mineralization is dominantly zinc sulphide with lead sulphide and iron sulphide. The zinc to lead ratio is approximately 35 to 1.

Stratiform "parent" and stratabound but generally crosscutting "daughter" massive sulphide orebodies plunge gently (15 to 25 degrees) from north-northwest to northeast and generally range in size from 500,000 to 10,000,000 tons. Ore occurs as both tabular and podiform bodies with complex cross-sectional configurations.

Sampling and Analysis

All assays are done at the mine site using appropriate quality-control, quality-assurance checks.

The assay laboratory/metallurgical testing facility has established, documented and supervised procedures for sample preparation, assaying and metallurgical tests. In addition, there is a documented procedure for quality control assurance. The laboratory is certified by the State of New York to carry out analyses for environmental purposes.

Historic data indicates consistently very close correlation between estimated mill head grades versus calculated mill head grades, concentrate grades and tailings losses.

Concentrators

Flin Flon Concentrator

At the Flin Flon concentrator, we produce zinc and copper concentrates from ore mined at the 777/Callinan, Trout Lake and Konuto Lake mines. As part of the 777 Project the capacity of the Flin Flon concentrator was expanded from 1.81 million tonnes of ore per year to 2.18 million tonnes of ore per year. The concentrator can handle ore from each mine separately and blending is done at the grinding stage.

The Flin Flon concentrator facility includes a paste backfill, copper sulphate and lime slaking plant. The facility also includes associated infrastructure facilities such as maintenance shops and laboratories.

The ore is crushed in a two-staged process using cone crushers to -19mm with a combination of screens and recycling of oversized material. The fine material is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 metre by 4.9 metre rod mills and a 5.0 metre by 9.7 metre ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 tonnes per hour.

The copper circuit has six 40 m^3 cells for roughing/scavenging and a bank of four 16 m^3 and four 8 m^3 cells for closed circuit cleaning. On removal of the copper the slurry is fed to the zinc circuit with nine 40m^3 cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

The concentrates are dewatered in two 8 metre diameter high rate thickeners and five 2.6 metre by 6 metre vacuum disc filters. Both copper and zinc concentrate are transferred to the concentrator storage sheds prior to treatment in the metallurgical complex. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. We plan to expand the tailings pond in 2005.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres east of Flin Flon. The facility processes only the Chisel North mine ore and produces zinc concentrate that is processed at the zinc plant in Flin Flon. Concentrate is shipped by truck to Flin Flon. The Snow Lake concentrator processes approximately 295,000 tonnes of ore per year.

After being shut down in 1998, we reopened the Snow Lake Concentrator in 2000 in connection with the commencement of production at the Chisel North mine. The Snow Lake concentrator has a rated capacity of 1.4 million tonnes of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities. However, all of the circuits necessary to throughput rated capacity are not in operation at this time. Power, water, vacuum and other services are available to allow refurbishment to the full production rate.

The ore is crushed to -19mm material by a single primary crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The crushed ore is first ground in a rod mill and then in a ball mill. The zinc flotation is by a set of four zinc rougher cells, three scavenger cells and a three stage cleaning circuit. The concentrates are dewatered and held in a storage shed.

Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns. We expect that the tailings area will have sufficient volume for the projected mine life.

Balmat Concentrator

The 5,000 ton per day concentrator was commissioned in 1971. In the past, the Balmat concentrator has produced zinc concentrate that is coarse grained and free from any appreciable amounts of elements deletrious to the smelting and refining process.

Concentrator Production

The following chart sets forth certain information regarding the total concentrate produced at the HBMS Mines during the most recently completed three fiscal years.

		Flin Flon Concentrator			Snow Lake Concentrator		
Production Data		**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Ore Milled	000s tonnes	1,902.7	1,810.1	1675.1	304.0	259.8	230.1
Zinc	%	4.01	3.74	3.85	11.32	10.56	11.29
Copper	%	2.21	2.26	2.15	0.20	0.22	0.23
Gold	grams/tonne	1.88	1.65	1.64	0.62	0.55	0.55
Silver	grams/tonne	19.08	13.64	15.5	20.26	18.82	19.13
Zinc Concentrate	000s tonnes	121.2	103.5	95.8	65.1	51.9	49.3
Zinc Grade	%	49.6	50.05	51.62	51.41	51.42	51.11
Zinc Recovery to Zinc Concentrate	%	78.9	76.5	76.7	97.3	97.2	96.9
Copper Concentrate	000s tonnes	166.3	159.1	135.3	—	—	—
Copper Grade	%	23.2	24.28	23.97	—	—	—
Copper Recovery to Copper Concentrate	%	91.9	94.3	90.0	—	—	—
Gold Recovery to Copper Concentrate	%	46.5	57.7	53.3	—	—	—
Silver Recovery to Copper Concentrate	%	47.9	63.9	53.8	—	—	—
Manpower:	persons	81	79	79	25	23	22
Productivity:	tonnes milled per employee	23,491	22,913	21,204	12,161	11,294	10,459

Zinc Plant

Our zinc plant produces special high-grade ("SHG") zinc metal of varying dimensions, from zinc concentrate. Our plant is one of four primary zinc producers in North America. We produced 117,800 tonnes of refined cast zinc in 2003. As part of the 777 Project, the capacity of the zinc plant was expanded by 15% to 115,000 tonnes of cast zinc per year.

Both domestic concentrate and purchased concentrate is processed at the plant. Approximately 22% and 3% of concentrate treated at our zinc plant in 2003 and the first six months of 2004, respectively, was purchased concentrate. We expect that our need for purchased concentrates will increase, due to declining zinc production at our mines. In the past, we have purchased zinc concentrates from a number of North American mines. We do not currently have any contracts to purchase zinc concentrate. However, we anticipate that future concentrate requirements will be fully met from both North and South American sources.

The plant incorporates a two-stage zinc pressure leach plant. The zinc pressure leach plant uses Dynatec technology to recover zinc from zinc sulphide concentrates. The concentrate is treated in a high acid leach autoclave and a low acid leach autoclave that recovers most of the zinc. The zinc plant also includes a solution purification stage and a modern electro-winning cellhouse designed by Asturiana de Zinc, which uses the largest cathodes in operation. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a cellhouse, a casting plant and a zinc storage area with the ability to load trucks or rail cars.

The zinc solutions from the pressure leach plant are treated in a four-stage purification process to remove impurities such as copper and cadmium. Following purification, the solution is pumped to the cell house for electro-winning to produce SHG zinc. The cathode zinc is then melted in an induction furnace at the casting plant. The casting plant can produce SHG and zinc alloys in three sizes.

The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum and iron. Wastewater is treated and recycled through the zinc plant.

The zinc casting plant is certified to ISO 9001-2000 (quality).

Copper Smelter

At the our copper smelter, copper concentrates are processed into anodes, which are then shipped by rail to the White Pine copper refinery. There the anodes are refined into market standard copper cathodes.

The copper smelter has an annual capacity of 90,000 tonnes of anode copper. In 2003, we produced 83,100 tonnes, undergoing a one-month shutdown during the year, compared to 85,700 tonnes in 2002 with no shutdown.

Both domestic concentrate and purchased concentrate is refined at the smelter. Approximately 40% and 37% of concentrate treated at our copper smelter in 2003 and the first six months of 2004, respectively, was purchased concentrate. Concentrate has previously been purchased from a number of North American mines, with the principal supplier being the Highland Valley Copper mine in British Columbia. A frame agreement with Highland Valley Copper provides for 72,000 dry metric tonnes (dmt) of concentrate per year through 2008. There is also an evergreen concentrate agreement for 40,000 dmt of concentrate per year with Collahuasi, a Chilean company, which agreement expires in 2008. In the past, concentrates deliverable under the Collahuasi concentrate agreement, have been swapped for North American concentrates.

Copper concentrate is delivered to the smelter by conveyor or rail. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, anode refining and casting and rail car loading of anodes.

The converter gas handling system at the smelter has reduced fugitive gas emissions at ground level by 90% since 2000, and HBMS has reduced total particulate emission in compliance with regulations and the voluntary Accelerated Reduction and Elimination of Toxics ("ARET") program.

The concentrate is roasted in one of five 6.6 metre by 9.1 metre roasters to remove approximately half of the sulphur. The calcine is then processed through a reverberatory furnace to produce copper matte. The matte is converted into blister copper in converters and then refined and cast into anode in a wheel mould.

The smelter has procedures to handle all the wastes produced by the process. The roaster gasses are passed through an electrostatic precipitator to remove dust, which is recycled to the furnaces. The slag is dumped in a slag dumpsite and is used for tailings dam construction.

Zochem

Zochem is the value-added zinc oxide production division of HBMS, located in Brampton, Ontario. Zochem is a stand-alone operation that takes between 32,000 tonnes and 41,000 tonnes of our zinc metal production per year, buffering our production schedules and inventories against the impact of zinc market cyclicality. In 2003, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 18% of the North American market.

The Zochem facilities have a total capacity of 45,000 tonnes per year of zinc oxide. In 2003, Zochem produced 36,700 tonnes of zinc. The zinc oxide produced by Zochem is sold through CMM.

Zochem is registered to ISO 9001:2000 (quality), OHSAS 18001 (safety management system) and ISO 14001:1996 (environmental management system).

White Pine Copper Refinery

The White Pine copper refinery processes copper anode into refined copper cathode. The White Pine copper refinery is located in the western upper peninsula of Michigan. Pursuant to a tolling agreement with CMM, White Pine Copper Refinery Inc. has agreed to process approximately 85,000 short tons of copper anode per year supplied by CMM at a toll charge of US$0.08375 per pound of cathode copper.

The tolling agreement will terminate upon CMM exercising its option to acquire White Pine Copper Refinery Inc., which option CMM holds pursuant to an agreement with Considar WP Acquisition Corp., a subsidiary of Considar Inc. ("Considar"), which is our joint venture partner in CMM. This call option may be exercised after June 30, 2005 but before September 30, 2005 or after June 30, 2006 but before September 30, 2006. Pursuant to the agreement, Considar WP Acquisition Corp. may also compel CMM to purchase White Pine Copper Refinery Inc. This put option may be exercised between July 1 and September 30, 2005. We anticipate that we will purchase the White Pine copper refinery. The purchase price to be paid by us for White Pine Copper Refinery Inc. is US$13 million, subject to certain adjustments.

The White Pine Copper Refinery Inc. is the beneficiary of an agreement with the State of Michigan pursuant to which the State of Michigan has covenanted not to take any action against White Pine for cleanup costs at the White Pine property in connection with contamination that existed at the time it acquired the property, including contamination emanating from, or attributable to, such contamination, under certain sections of the *Natural Resources and Environmental Protection Act* (Michigan). Pursuant to this agreement White Pine Copper Refinery Inc. has agreed to certain conditions, including certain remedial obligations. If we purchase the White Pine Copper Refinery we expect that this covenant not to sue will continue for our benefit.

Employees

We have approximately 1,380 permanent employees in the Flin Flon and Snow Lake areas, of whom approximately 1,135 are unionized. Unions representing steelworkers, machinists and aerospace workers, electrical workers, boilermakers, carpenters, painters and operating engineers are among the unions represented. In 1998, HBMS entered into an amending agreement in respect of certain existing collective bargaining agreements, establishing a framework for union/management relations to 2012, subject to the satisfaction of certain ongoing conditions. The amending agreement prohibits strikes and lockouts and provides for binding arbitration in the event that negotiated contract settlements are not achieved. All current collective bargaining agreements are for three-year terms, with the current term ending on December 31, 2005 in the Flin Flon and Snow Lake areas. We also have a profit sharing plan whereby 10% of HBMS' after tax earnings for any given fiscal year will be distributed to all employees at the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Our Zochem division employs 39 people, 23 of whom are unionized. Zochem and the Communication, Energy, and Paperworkers union have a three-year collective agreement, which expires in July, 2006. The Flin Flon amending agreement does not apply to the Zochem collective bargaining agreement.

Since 1991, we have maintained a rigorous manpower reduction strategy, which reduced our workforce by 1,138 permanent positions, including 120 positions in late 2003. Consistent with our ongoing reduction of personnel, the 2003 restructuring focused largely on administrative and overhead activities. The reductions are permanent and sustainable, and have resulted in a streamlining of our company. Restructured work systems were built at the end of 2003 around the concept of shared services, which saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labour efficiency.

During the fiscal year ended December 31, 2003, ONTZINC had, on average, twelve employees.

Health and Safety

The safety performance at our HBMS facilities is measured by a variety of indices and has markedly improved in all categories over the last ten years. Lost time accident (LTA) frequency rates per 200,000 hours worked have fallen from 16.2 accidents in 1994 to consistently in the 0.7 range over the last three years. Injury severity per 200,000 hours worked has also dropped from 7,289 days in 1994 to 208 in 2003.

As a result of the significant reduction in the LTA and severity frequency rate per 200,000 hours worked, there was a reduction in HBMS' Worker's Compensation Board assessments from approximately $5 million in 1995 to approximately $1 million in 2003.

After an external audit in October 2004, we have been recommended for certification of our Safety Management System under OHSAS 18001. We expect to receive this certification before the end of 2004.

Principal Products and Marketing

Our primary products are zinc metal, copper metal and zinc oxide. We also produce gold, silver and lead as by-products.

We market our metals through CMM. HBMS formed CMM as a joint venture company with Considar, a U.S. trading corporation. HBMS and Considar each owns 50% of the shares of Considar Metal Marketing S.A., which in turns owns CMM. CMM markets, predominantly in North America, all of our zinc metal, copper metal and zinc oxide production. CMM also assists us in identifying and acquiring additional zinc and copper concentrates to fill the capacity of the HBMS metallurgical complex.

Based on targeted marketing, quality products and long-standing customer relationships, we have historically received a market premium on zinc and copper sales, typically in the range of US$0.025 to US$0.055 per pound of zinc and US$0.01 to US$0.04 per pound of copper. Our continuing receipt of these premiums will depend on regional supply and demand within the North American market and the continued success of the marketing efforts of CMM.

White Pine Copper Refinery Inc. has agreed to purchase approximately 85,000 short tons of copper per year from CMM, pursuant to the tolling agreement. See "Our Business — Operations — White Pine Copper Refinery".

Suppliers and Raw Materials

We spend a significant percentage of our annual consolidated revenue to procure goods and services in support of our business activities. Principal goods and services include copper and zinc concentrate, maintenance and repair parts and services, electricity, fuel and lubricants, ground support materials, explosives, tires, chemical reagents and ventilation supplies. We use suppliers or independent contractors for a portion of our equipment rebuilds and repairs both on and off-site, as well as for construction and reclamation activities and to support computer systems.

Competition

The base metals mineral exploration and mining business is highly competitive. We compete with numerous other companies for the discovery and acquisition of mineral rich properties that can be developed and produced from economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purchase of such properties. Many of these companies are substantially larger and have greater financial resources than we do. Our ability to acquire additional mineral

reserves in the future will depend not only on our ability to develop and operate our current properties, but also on our ability to identify and acquire suitable producing properties or prospects for base metals development or mineral exploration. We also compete with manufacturers of substitute materials or products for which zinc and copper are traditionally used. For example, steel treated with epoxy resins or paint may be used in place of zinc-based galvanized steel and aluminium based conductors may be used in place of copper-based conductors. However, due to the metallic properties of zinc and copper, there are few, if any, substitutes of either that are of comparable quality. Following the completion of the Acquisition, we will be among the top ten producers of zinc in North America.

Environmental Liabilities

We have a dedicated team of six engineers and technicians who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations.

Air Quality

During the past ten years, we have invested a significant amount to reduce emissions from our copper smelter, resulting in reductions of airborne emissions. We have participated in the Environment Canada ARET and Strategic Options Process ("SOP") programs. We have achieved the ARET reductions and 73% of the 2008 SOP reduction targets. By 2008, we expect to reduce our emissions to 80% of 1988 levels without any significant capital outflows.

On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. If implemented in its proposed form, we would not comply with the proposed regulation, and the costs of complying would be material.

In an effort to improve ambient air quality in the Flin Flon area close to the tailings deposition site, we have placed a slag cover over exposed tailings beaches. Further, we are currently changing our tailings deposit plan to minimize dusting potential.

Water Quality

Water management and water quality is an area on which HBMS has focussed attention over recent years. The acid generating nature of the concentrate tailings, common to all base metals operations of this type, has the potential to affect activities downstream from the tailings management facility. Currently, treated effluents from the tailings management facility are in compliance with environmental regulations.

Since the introduction of MMER in 2002, HBMS has had three events that have resulted in seven situations in which environmental thresholds were exceeded. HBMS has acted to resolve each of these events. No fines have been levied in respect of such events to date.

Contaminated Soils and Facilities

The concentrators, metallurgical facilities and mine sites reflect the impact of historic and current operations. HBMS has undertaken some clean up of the plant and mine areas as part of recent plant site improvements and waste management programs. Full cleanup and restoration will only be undertaken at closure. We believe that progressive reclamation of past operating sites has occurred with good results. As shown in the financial statements of HBMS Parent, we estimate that total reclamation costs relating to the closure of all our facilities in Manitoba and Saskatchewan will be approximately $51.1 million and the net present value of these costs is $32.4 million. At the request of ONTZINC, Howe prepared a worst case scenario estimate of the total environmental capital costs for closure and reclamation that was $92 million.

Zinc Industry Overview

Zinc Properties and Applications

Brook Hunt, an independent mining and metal industry consultant, estimates global demand for refined zinc metal will be approximately 10.2 million tonnes in 2004. Traditionally, zinc has been used for purposes relating to industrial and commercial construction and for protecting and improving the durability and corrosion resistance of steel. It is now also being used in batteries, water purification systems and undersea cables. Zinc possesses a number of industrially desirable properties including:

- good corrosion resistance;
- relatively hard metal;
- low melting point;
- ductility.

Zinc is durable and its ability to react with iron is of particular significance as it prolongs the life of steel when used as a galvanized or applied coating. Zinc alloys readily with other metals such as copper, aluminium and magnesium. It is relatively hard, making it suitable for die-casting, but still soft enough to be formed, rolled or extruded. Zinc is usually found in ore bodies in association with other minerals; commonly copper, lead, silver and gold.

Properties

Reactivity with iron. Corrosion resistance

Low melting point. Fluidity. Capacity for surface treatment. Strength

Alloying characteristics

Heating

Zinc

Formability

Essential nutrient

Chemical

Electrochemical

Applications

Zinc oxide, zinc stearate Tires, all rubber goods, paint pigments, ceramic glazes, electrostatic copying paper

Zinc compounds Food industry, animal feed, fertilizers, pharmaceutical industry, cosmetics industry

Corrosion protection for steel Building/construction, energy/power, street furniture, agriculture automotive/transport

Batteries Automotive/transport, computers, medical equipment, consumer products

Zinc

Die casting and gravity casting Automotive equipment, household appliances, fittings, toys, tools, etc.

Rolled zinc sheet Building/construction

Brass (copper-zinc alloy) aluminum alloys, magnesium alloys Building/construction, fittings, automotive and electrical components etc.

Zinc Industry Trends and Fundamentals

The most common use of zinc is to protect steel from corrosion, or galvanizing, which, in 2003, accounted for approximately 53% of total zinc usage, according to Brook Hunt. Demand in steel production and auto manufacturing are the principal drivers of demand for zinc. After galvanizing, zinc is commonly used in the production of brass and die casting, representing 16% and 13% of 2003 consumption, respectively. Zinc is also used in products such as automobile tires, batteries, fertilizers, pharmaceuticals and cosmetics.

2003 World Zinc Consumption by First Use


Misc 4%
Oxides & Chemicals 7%
Die-casting Alloys 13%
Brass Semis & Castings 16%
Rolled & Extruded 7%
Galvanizing 53%

2003 World Zinc Consumption by End Use


Other 10%
Consumer Products 10%
Industrial Machinery 10%
Transport 25%
Construction 45%

Source: Brook Hunt, November 2004

According to Brook Hunt, China is now the largest consumer of zinc at approximately 20% of world consumption. Brook Hunt projects that the requirement for zinc mine production (in terms of contained zinc metal) will increase by an average of 3.9% per annum from 2004 until 2010, as shown in the following graph:

Global Mine Supply Imbalance (in Kt Zn contained metal)


14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Requirement for Zinc Mine Production
Mine Production Capacity
Highly Probable New Mines
Probable A Projects
Probable B Projects

Source: Brook Hunt, November 2004

The Probable A Projects include those projects that Brook Hunt believes are almost certain to proceed to production but where the timing is still uncertain; the Probable B Projects include projects that might normally be classed only as possible, but in a period of rising prices and high market expectations there is a much increased likelihood of obtaining the necessary working capital for them to advance rapidly to the production decision point.

According to Brook Hunt, the zinc market is relatively fragmented with the top five zinc mining companies representing approximately 26.7% of zinc mine output and the top five zinc smelting companies representing approximately 32.6% of world smelter output in 2003. The following table shows Brook Hunt's estimate of the ten largest zinc mining and smelting companies based on 2003 production:

Major Zinc Producers — Mines (2003)

Company	Kt Zn(1)	%
Teck Cominco Limited	672.6	7.1
Pasminco	670.2	7.0
Noranda	567.7	6.0
Glencore	329.9	3.5
Anglo American plc(2)	305.5	3.2
Hindustan Zinc	293.0	3.1
Minera Volcan	273.4	2.9
BHP Billiton	230.9	2.4
Industrias Penoles	221.6	2.3
Xstrata AG	189.5	2.0
Total Top 10 Producers	3,754	39.4%
Other	5,766	60.6%
Total World Production	9,521	100.0%

Major Zinc Producers — Smelters (2003)

Company	Kt Zn(1)	%
Korea Zinc Group	935.5	9.5
Pasminco	681.5	6.9
Xstrata AG	609.0	6.2
Umicore	577.7	5.9
Outokumpu	407.4	4.1
Teck Cominco Limited	389.0	3.9
Glencore	297.3	3.0
Noranda Income Fund	267.3	2.7
Votorantim	257.0	2.6
Hunan Nonferrous Ind	253.3	2.6
Total Top 10 Producers	4,675	47.4%
Other	5,182	52.6%
Total World Production	9,857	100.0%

Source: Brook Hunt, 2004.

(1) Represents thousands of tonnes of zinc metal.

(2) Includes HBMS (HBMS produced 117.8 Kt Zn in 2003).

On November 5, 2004, the spot price of zinc on the London Metal Exchange ("LME") was US$0.48 per pound and the LME zinc inventory level was approximately 698,800 tonnes. The price of zinc has increased approximately 16.4% over the last twelve months. LME zinc inventories year-to-date have declined by approximately 5.6%, coinciding with a 3.8% increase in the LME spot zinc price.

Historical Zinc Prices and Inventory Levels (US$/lb)
(January 1994-November 5, 2004)


LME Spot Zinc Price (US$/lb)
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
1,400
1,200
1,000
800
600
400
200
0
LME Zinc Inventory ('000s of tonnes)
Jan-94
Mar-96
Apr-98
Jun-00
Aug-02
Nov-04
LME Zinc Inventory
LME Zinc Price

Copper Industry Overview

Copper Properties and Applications

According to Brook Hunt, 16.9 million tonnes of refined copper will be consumed globally in 2004, making it the third most commonly used metal, behind steel and aluminium. Copper consumption is highly correlated with global industrial production rates as the metal possesses a number of industrially desirable properties including:

- high electrical and thermal conductivity;
- formability and ease of joining by soldering and brazing;
- corrosion resistance;
- alloying ability.

These properties make it attractive for a wide range of applications in construction, electrical and electronic, transportation, and industrial markets.



Properties
Easily made into wire and sheet
Good conductor & non magnetic
Excellent alloying properties
Biostatic
Copper
Corrosion resistance
Machinable & formable
Excellent heat transfer
Strong, durable & recyclable
Applications
Electronics
Computers Data Cables
Telephone wire
Construction
Plumbing, taps
Tubes Fittings
Air conditioning
Copper
Electrical
Power Cables
Transformers
Motors
Industrial & Transportation
Automobiles, Ship hulls
Motors and wiring
Heat exchangers
Turbine blades

According to Brook Hunt, in recent years, growth in world copper demand has been driven largely by consumption growth in China and the former Eastern Bloc countries. Chinese copper demand has surged mainly because of the strong economic growth, the rise in income levels, and increased urbanization, which have led to an increase in the production of consumer durables. According to Brook Hunt, in 2002, China became the largest consumer of copper, surpassing the United States. China's demand for copper imports has been driven by the country's significant copper smelting and refining capacity and its limited sources of domestic copper concentrate production.

2003 Western World Copper Consumption by First Use

Other
9.1%
Cu Alloys
16.9%
Tube
10.7%
Sheet/Strip
8.0%
Wire Rod
55.2%

2003 Western World Copper Consumption by End Use


Consumer
Products
11%
Transport
11%
Construction
37%
Industrial
Machinery
15%
Electronic
products
26%

Source: Brook Hunt, November 2004

Brook Hunt projects that the requirement for copper mine production (in terms of contained copper metal) will increase by an average of 3.6% per annum from 2004 until 2010, as shown in the following graph:

Global Mine Supply Imbalance (in Kt Cu contained metal)


30,000
25,000
20,000
15,000
10,000
5,000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Requirement for
Zinc Mine Production
Mine Production Capacity
Highly Probable
New Mines
Probable A Projects
Probable B Projects

Source: Brook Hunt, November 2004

The Probable A Projects include those projects that Brook Hunt believes are almost certain to proceed to production but where the timing is still uncertain; the Probable B Projects include projects that might normally be classed only as possible, but in a period of rising prices and high market expectations there is a much increased likelihood of obtaining the necessary working capital for them to advance rapidly to the production decision point.

According to Brook Hunt, in 2003 the top five copper mining companies were responsible for approximately 37.0% of copper mine output and the top five copper smelting companies produced approximately 25.5% of world copper smelter output. The following table shows Brook Hunt's estimate of the ten largest mining and smelting companies based on 2003 production capability:

Major Copper Producers — Mines (2003)

Company	Kt Cu(1)	%
Codelco	1,701	12.4
Phelps Dodge	1,009	7.4
BHP Billiton	928	6.8
Rio Tinto	758	5.6
Anglo American plc(2)	664	4.9
Grupo Mexico	648	4.7
F-McM Copper & Gold	558	4.1
KGHM Polska Miedz	503	3.7
Kazakhmys	422	3.1
RAO Norilsk	392	2.9
Total Top 10 Producers	7,584	55.5%
Other	6,080	44.5%
Total World Production	13,365	100.0%

Major Copper Producers — Smelters (2003)

Company	Kt Cu(1)	%
Codelco	908	7.6
Nippon Mining and Metals	615	5.1
KGHM Polska Miedz	530	4.4
Mitsubishi Materials	502	4.2
Noranda	490	4.1
Grupo Mexico	461	3.9
RAO Norilsk	451	3.8
Kazakhmys	417	3.5
Norddeutsche Affinerie	397	3.3
Jiangxi Copper Company	343	2.9
Total Top 10 Producers	5,114	42.8%
Other	6,838	57.2%
Total World Production	11,952	100.0%

Source: Brook Hunt, November 2004.

(1) Represents thousands of tonnes of Copper metal.

(2) Includes HBMS (HBMS produced 83.1 Kt Cu in 2003).

On November 5, 2004, the spot price of copper on the LME was US$1.37 per pound and the LME copper inventory level was approximately 74,000 tonnes. The price of copper has increased approximately 44.2% over the past year. LME copper inventories year-to-date have declined by approximately 82.9%, coinciding with a 30.5% increase in the LME spot copper price.

Historical Copper Prices and Inventory Levels (US $/lb)
(January 1994-November 5, 2004)


$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
LME Spot Copper Price (US$/lb)
1200
1000
800
600
400
200
0
LME Copper Inventory ('000s of tonnes)
Jan-94
May-95
Sep-96
Jan-98
June-99
Oct-00
Feb-02
July-03
Nov-04
LME Copper Inventory
LME Copper Price

INDUSTRY REGULATION

Land and Mineral Rights

The mining interests of HBMS are governed by the laws of the province in which the mining interests are situated. HBMS has interests in mining interests which are held as freehold titles, mine or mineral claims, mineral leases, mining leases, quarrying dispositions, quarry mineral leases, quarry permits, sand and gravel leases, surface leases, surface permits, Order-in-Council leases, leases of Crown lands or minerals, general permits relating to Crown lands and exploration licences. The rights applicable to such interests are described, circumscribed, limited, restricted and qualified by the laws of the province applicable to such interests, and by the terms of the grant of such interests to HBMS. Royalty payments may be required to be paid on mineral leases.

Manitoba

Manitoba mineral leases are granted, under *The Mines and Minerals Act* (Manitoba), generally for terms of 21 years. Upon application, a lessee is entitled to the renewal of the lease for further terms of 21 years if, at the time of the application for renewal, the lessee is in compliance with *The Mines and Minerals Act* and the terms and conditions of the mineral lease.

The annual lease rental rate for a mineral lease in production is currently $8.00 per hectare per year. There are no other charges required to maintain the leases. Prior to obtaining a mineral lease in Manitoba, the applicant must first obtain a mineral prospecting licence and a mineral exploration licence. The costs associated with a mineral prospecting licence, if issued to a corporation, is $200. The mineral exploration licence application fee is $300 with a deposit of $0.50 per hectare also required.

A mineral lease includes and is subject to a reserve, in favour of the Province, of royalties in respect of minerals that are produced under the lease. The royalty reserved to the Province in respect of a mineral must be calculated in accordance with the regulations. However, no royalties will be paid in respect of a mineral for which a royalty would otherwise be payable, if a tax is payable under *The Mining Tax Act* (Manitoba).

Saskatchewan

Saskatchewan mineral leases are granted under *The Crown Minerals Act, Mineral Disposition Regulations, 1986* (Saskatchewan). The term of a lease is ten years, renewable for a further term of ten years if the holder has complied with *The Crown Minerals Act* (Saskatchewan) and associated regulations. Annual license fees of $25 per hectare are payable in each of the first ten years of the lease, with a minimum of $800 per lease; $50 per hectare in years 11 through 20 of a renewed lease, with a minimum of $800 per lease; and $75 per hectare thereafter, with a minimum of $1,200 per lease. Prior to obtaining a mineral lease in Saskatchewan, the applicant must first apply for a permit to explore provincial mineral lands. The costs associated with a permit to explore provincial mineral lands are: a recording fee of $0.15 per hectare with a minimum of $1,500 and a maximum of $7,500, a cash deposit of $15,000, and expenditure requirements of $1.25 per hectare in the first permit year and $4.00 per hectare in subsequent permit years. The term of the permit is two years and may not be renewed.

Royalty payments are payable under a lease of provincial mineral land upon or in respect of all materials produced, saved or recovered from, or allocated under a unitization agreement to any provincial mineral lands.

Environmental Regulation

The mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including, but not limited to:

- employee health and safety;
- air quality;
- water quality and availability;
- the protection and enhancement of the environment (including the protection of plants and wildlife);

- the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and
- the reclamation and restoration of mining properties after mining is completed.

HBMS mining operations are regulated primarily by provincial legislation, although HBMS must also comply with applicable federal legislation and local by-laws.

Both of the provinces in which HBMS operates have stringent environmental legislation and requirements. These laws require regulatory approval of many aspects of our mining and production operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of various permits, licences and approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of environmental legislation (including permits, licences and approvals) may result in the imposition of fines, other penalties, clean-up orders or the interruption of our activities, which could have a material adverse effect on HBMS operations.

Provincial Environmental Legislation

In general, Manitoba and Saskatchewan have similar environmental legislation. Both Manitoba and Saskatchewan have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

In Manitoba, air emissions from HBMS' metallurgical complex are governed by the *Inco Limited and Hudson Bay Mining and Smelting Co., Limited Smelter Complex Regulation* (the "HBMS Regulation"), made under *The Environment Act* (Manitoba) (the "EA"). The HBMS Regulation sets maximum levels of sulphur dioxide emissions and particulate emissions that HBMS may emit. The HMBS Regulation also sets requirements for ambient air monitoring, stack sampling, and particulate emission monitoring and measurement.

Under *The Mines and Minerals Act* (Manitoba), before the holder of a mineral lease in Manitoba may commence mining, the holder must first submit a mine closure plan. A mine closure plan sets out a program for protection of the environment during the life of a project and for rehabilitation of the project site upon closing of the project, which includes the provision of security to the Province for performance of rehabilitation work in accordance with an approved mine closure plan.

In Saskatchewan, environmental matters relating to mining operations are governed primarily by *The Environmental Management and Protection Act, 2002* (Saskatchewan) (the "EMPA") and the *Mineral Industry Environmental Protection Regulations, 1996* (Saskatchewan) (the "MIEP") made under the EMPA. The EMPA and its regulations require permits and approvals for the operation of any facility that discharges a pollutant into the environment. Under the MIEP, the Saskatchewan government also regulates the decommissioning, abandonment and reclamation of a mine or operation and requires that an assurance fund be established to ensure the completion of the decommissioning and reclamation of the mining site. We have entered into security agreements in favour of the Provinces of Saskatchewan and Manitoba, whereby we have pledged certain HBMS mining assets as collateral to cover decommissioning costs.

In Ontario, environmental matters related to the Zochem plant are primarily governed by the *Environmental Protection Act* (Ontario) ("EPA"), *Ontario Water Resources Act* ("OWRA") and the regulations thereunder. The EPA regulates discharges to the natural environment including air, land, noise, odour and vibration. The EPA also regulates waste handling, storage, disposal and transportation. The OWRA regulates discharges to surface and ground water. Zochem may be required under either or both the EPA and the OWRA to obtain certain permits and certificates relating to, among other things, the storage of hazardous products, storm water management and water use. Both the EPA and the OWRA provide for penalties and clean-up orders to be levied in the event of non-compliant discharges.

Federal Environmental Legislation

HBMS must comply with the *Canadian Environmental Protection Act, 1999* ("CEPA"), which regulates certain restricted and prohibited substances, and can require the preparation of pollution prevention plans. Emissions to water from HBMS' mining operations are regulated by the MMER. On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including HBMS' metallurgical complex. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below HBMS' current emission levels.

The federal *Canadian Environmental Assessment Act* ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include projects requiring the disposition of federal lands and projects requiring federal approvals.

Zinc and copper mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the *Fisheries Act* (Canada) for the construction of a project that may result in the harmful alteration of fish habitat, or the *Navigable Waters Protection Act* (Canada) if the water course is navigable by watercraft.

Municipal By-laws

HBMS is also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and sanitary discharges and nuisance situations.

Kyoto Protocol

The processing of zinc and copper results in the production of various combustion products including carbon compounds. Canada, as a party to the *United Nations Framework Convention on Climate Change* (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the "Kyoto Protocol"), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which results from zinc and copper production. Many other countries are also party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In December 2002, Canada ratified the Kyoto Protocol.

Environmental Management and Compliance

We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

We believe that we are in material compliance with all applicable environmental legislation. We believe that all approvals currently required to conduct our current mining operations have been obtained. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, none of which have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing zinc and copper mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may result in increased capital and/or operating costs as well as delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Health and Safety and Labour Regulations

The *Act Respecting Hudson Bay Mining and Smelting Co., Limited* (Canada) was enacted in 1947, placing HBMS under federal jurisdiction. As a result, HBMS is governed by federal labour legislation and must report annually under the *Employment Equity Act* (Canada).

The *Act Respecting Hudson Bay Mining and Smelting Co., Limited* was amended to delegate safety and health matters to the Manitoba government and, as a result, the following pieces of Manitoba legislation apply to HBMS: *The Workplace Safety and Health* Act (Manitoba), *The Manitoba Hydro Act* (Manitoba), *The Fire Prevention Act* (Manitoba), *The Gas and Oil Burners Act* (Manitoba), and *The Steam and Pressure Plants Act* (Manitoba). As a result, generally, labour matters are regulated federally and workplace safety and health is regulated provincially.

Aboriginal Rights

Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties. In Manitoba and Saskatchewan there are many treaties in place. Aboriginal rights and claims are currently handled under the terms of those treaties.

Electric Utility Industry

The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. Future legislation changes could increase the price at which electrical power is available to HBMS and, as a result, could increase HBMS costs of zinc and copper production.

GENERAL DEVELOPMENT OF THE BUSINESS

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the *Business Corporations Act* (Ontario). On March 12, 2002, we acquired OntZinc Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation.

Our head office is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario M5C 1H6.

Our History

Pursuant to a securities exchange agreement entered into in January 2002, we changed our name from Pan American Resources Inc. to ONTZINC Corporation and the corporation formerly named OntZinc Corporation changed its name to Pan American Resources Corp. and became our wholly-owned subsidiary. As a result of the foregoing, we indirectly acquired a 100% interest in the Southwestern Ontario Project.

In November 2001, we entered into a joint venture agreement with Regal Consolidated Ventures Limited ("Regal"), pursuant to which we acquired a 50% interest in the Gay's River Property. Pasminco Resources Canada Company ("Pasminco") holds a 2% net smelter return royalty in respect of the Gay's River Property. In November 2002, we purchased the remaining 50% interest in the Gay's River Property from Regal and in connection therewith we issued to Regal 12 million Common Shares. We have agreed to issue to Regal an additional 2 million Common Shares upon the completion of the business plan for re-opening the Gay's River mine and an additional 4 million Common Shares upon a production decision being made. In March 2004, we paid to Pasminco $2 million in satisfaction of the purchase price of the Gay's River Property. We now have a 100% interest in the Gay's River Property subject to a 2% net smelter royalty payable to Pasminco.

In May 2002, we sold our interest in the San Antonio Project, a copper, gold and porphyry project, to a private Chilean mining group for US$850,000. On April 5, 2004, we regained control of the project following the

failure of the purchaser to complete scheduled payments. We currently indirectly hold a 100% interest in the San Antonio Project.

As of September 2003, one of our subsidiaries acquired the Balmat Mine from ZCA Mines, Inc. ("ZCA") for US$20 million, pursuant to an asset purchase agreement (the "Balmat Acquisition Agreement"). The purchase price is payable wholly out of 30% of any future net cash flow from operations after allowing for reasonable capital and exploration expenditures and a further US$5 million is payable if the price of zinc is sustained at US$0.70 per pound for a consecutive 24 month period in the five years following the date of the Balmat Acquisition Agreement. Pursuant to the Balmat Acquisition Agreement, we assumed certain future liabilities, including, all future debts, obligations, commitments and liabilities arising out of or directly relating to the ownership and operation of the Balmat Mine and, in particular, any future liabilities relating to the reclamation of such mine.

In order to meet the anticipated financial requirements associated with maintaining and reactivating the Balmat Mine, we have completed several private placements of securities. Proceeds of these private placements have also been used for working capital purposes. See "Prior Sales".

Acquisition of HBMS

On October 7, 2004, we entered into the Acquisition Agreement to acquire from Anglo American all of the issued and outstanding shares of HBMS Parent, which holds all of the issued and outstanding shares of HBMS, for a cash purchase price of $325 million, subject to adjustment on closing, currently estimated to be approximately $13 million, for a net purchase price of $312 million. Pursuant to the Acquisition Agreement, we have deposited $500,000 with Anglo American, which will be credited against the purchase price upon the completion of the Acquisition. We expect the Acquisition to close before the end of the year.

The closing of the Acquisition is subject to regulatory and other approvals, and the satisfaction of customary closing conditions, including obtaining the necessary financing. We have called a special meeting of our shareholders for December 8, 2004 to consider and, if deemed advisable, authorize, among other things, the Consolidation and the associated change of our name to HudBay Minerals Inc. We have applied to the TSX-V for approval of the Acquisition. ONTZINC and Anglo American have obtained an advance ruling certificate under the *Competition Act* (Canada) in respect of the Acquisition.

Completion of the Acquisition is subject to conditions precedent that are typical for a transaction of this nature. However, either party may waive any condition precedent set forth in the Acquisition Agreement that is for its benefit. We and Anglo American have agreed to indemnify each other from and against all losses suffered as a result of, or arising in connection with, any breach of a representation or warranty or any failure to satisfy any covenant under the Acquisition Agreement. However, certain of the representations and warranties provided to us by Anglo American, including those relating to HBMS' involvement in litigation or regulatory proceedings and its compliance with applicable laws and regulations and, in particular, environmental regulations, will only survive after the closing of the Acquisition until March 31, 2006. The obligation of Anglo American to indemnify us is further limited as follows: (i) Anglo American will not be required to cover any losses that in the aggregate exceed the purchase price paid for HBMS; and (ii) no claims may be made unless losses exceed $1 million in connection with a breach of a representation or warranty in respect of certain taxation and pension matters or an aggregate of $5 million in respect of all other claims.

If for any reason, other than the default of the party seeking termination, the Acquisition is not completed by January 1, 2005, or such other date as may be mutually agreed to by us and Anglo American, either party may terminate the Acquisition Agreement.

We plan to finance the Acquisition with the net proceeds of this Offering and the net proceeds from the proposed Debt Financing. We expect that the Notes issued pursuant to the Debt Financing will have a seven year maturity. The Notes will contain covenants that, among other things, restrict our ability in certain circumstances to declare or pay dividends or make other distributions on our Common Shares, incur additional debt, enter into sale or leaseback transactions, create liens, make investments, engage in transactions with affiliates, consolidate or merge into other entities or sell assets. See "Use of Proceeds" and "Capitalization".

See "Management's Discussion and Analysis" for a description of the impact of the Acquisition on the operating results and financial position of the Company.

As a result of the Acquisition and the other events described above, we hold the principal subsidiaries and properties shown in the following chart. The chart shows the jurisdiction of incorporation of our principal subsidiaries and the percentage of voting securities we beneficially own or over which we have control or direction. For each of our principal properties, the chart also shows our beneficial interest in the project and the location of the project.



ONTZINC CORPORATION
(Ontario)
100%
Balmat Holding Corporation
(Delaware, USA)
100%
St. Lawrence Zinc
Company LLC
(Delaware, USA)
Balmat Mine Project
and Exploration Properties
(New York, USA)
100%
Hudson Bay Mining
and Smelting Co., Limited
(Canada)
777/Callinan Mine
(Flin Flon,
Manitoba)
Trout Lake
Mine
(Flin Flon,
Manitoba)
Konuto Lake
Mine
(Saskatchewan)
Chisel North
Mine
(Snow Lake,
Manitoba)
50%
Considar Metal
Marketing S.A.
(Luxembourg)
100%
Hudson Bay
Exploration and
Development
Company Limited
(Canada)
Metallurgical
Facilities and
Concentrators
(Manitoba and
Saskatchewan)
Zochem
(Brampton,
Ontario)
100%
Considar Metal
Marketing Inc.
(Canada)
Exploration
Properties

MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES

Upon the completion of the Acquisition, our material properties will be the HBMS Mines and the Balmat mine. At this time, only the HBMS Mines are producing. The Balmat mine is scheduled to begin producing zinc concentrate in early 2005, subject to obtaining the necessary financing.

HBMS Mines

The following information regarding HBMS, its mineral reserves and resources and the Life-of-Mine ("LOM") Plan has been derived from and, in some cases, excerpted from the Howe Report.

Mineral Reserves and Inferred Mineral Resources

The basis for Howe's resource and reserve methodology included a review of the HBMS reserve and resource report entitled "HBMS Reserve & Resource Report as at January 1, 2004", and discussions with HBMS personnel responsible for the estimates.

The mineral reserves are classified as proven mineral reserves or probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Howe Estimate of HBMS Reserves (as at January 1, 2004)[1][2]

	Tonnes	*Au (g/t)*	*Ag (g/t)*	*Cu (%)*	*Zn (%)*
Trout Lake					
Proven	2,121,924	1.290	14.805	1.20	4.77
Probable	2,181,000	1.321	11.617	1.43	5.28
Callinan					
Proven	692,038	1.953	25.81	1.08	3.71
Probable	499.094	1.436	22.256	0.95	3.80
777					
Proven	1,774,804	2.412	29.853	3.23	4.35
Probable	14,777,806	2.044	26.93	2.53	4.50
Konuto Lake					
Proven	437,857	2.066	8.696	4.08	1.57
Probable	55,479	1.713	6.875	4.39	1.15
Chisel North					
Proven	897,242	0.266	22.060	0.14	9.66
Probable	934,157	0.368	17.204	0.20	8.1
Total Proven	**5,923,864**	**1.606**	**21.246**	**1.843**	**5.026**
Total Probable	**18,447,536**	**1.856**	**24.44**	**2.230**	**4.75**
Total Reserve	**24,371,400**	**1.795**	**23.664**	**2.15**	**4.81**

(1) Economic evaluations applied to mineral resources on an annual basis by HBMS to convert mineral resources to mineral reserves are based on a block by block evaluation of the net payable metal for the resource blocks versus current operating costs, mining recovery and dilution. The zinc price used for mineral reserve estimation was US$0.52 per pound, the copper price was US$0.91 per pound, the gold price was US$325 per ounce and the silver price was US$4.25 per ounce.

(2) Planned 2004 mining operations will decrease the stated mineral reserve base by approximately 2.5 million tonnes.

Howe estimates that there was, as at January 1, 2004, an aggregate of 3,228,097 tonnes of inferred mineral resources at the HBMS Mines, grading 5.33% zinc, 2.04% copper, 1.677 grams of gold per tonne and 26.546 grams of silver per tonne. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Life of Mine Plan

Howe has prepared an LOM Plan that commences January 1, 2004 and ends on December 31, 2017. For purposes of these economic forecasts, Howe assumes that only currently delineated proven and probable underground mineral reserves are mined through the term of the LOM and the HBMS Mines will close when the current mineral reserves run out. The Howe Report estimates that the HBMS Mines will process an average of 1.9 million tonnes of ore per year. However, actual production is projected to decline from a high of 2.5 million tonnes of ore per year in 2004 to 1.35 million tonnes of ore per year in 2011, as ore reserves are exhausted and mines close. Production rates, ore grades and metallurgical recoveries over this period have been reviewed by Howe and found to be attainable and sustainable.

The LOM Plan, particularly the technical economic projections, include forward-looking statements that are not historical facts. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Certain Assumptions

Howe's LOM Plan is based on a number of assumptions. In addition to the many assumptions and estimates underlying the mineral reserve estimates and the calculation of the operating costs for the production of those mineral reserves, key assumptions include:

- Total planned capital expenditure of $345.2 million, including sustaining capital, additional capital development and the purchase price of the White Pine copper refinery.
- Increased underground operations over 2004 levels, primarily at the 777/Callinan mine, to offset closures at other operations. This improvement is to be realized by improved mining practices, reduced transportation distances, expansion of equipment and better dilution control.
- Certain improvements to owner operating costs, over and above that historically achieved in 2002.

These, along with other assumptions and estimates used for the LOM Plan, are subject to a number of other risks and uncertainties. Actual results could differ materially from Howe's assumptions and estimates as a result of, among other things, changes in or unidentified geological and mining conditions, differences in the actual and the assumed effects of regulation by governmental agencies, inaccurate estimates regarding or changes in assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore and other factors affecting our business. For a full discussion of the risks of our business, see "Risk Factors". If any of these assumptions or estimates are incorrect, the projected cash flows from the HBMS Mines may be materially less than forecasted.

Capital Costs and Operating Costs

The total capital expenditure is projected to be $345.2 million over the LOM Plan. All capital expenditure is assumed to be internally funded. The current capital expenditure includes a provision for ongoing expected exploration expenditures within the LOM Plan to develop and mine all the delineated inferred mineral resources. However, there is no provision for exploration of new or projected resources outside the existing mining areas. The mine infrastructure currently in place is sufficient to support the planned mining production levels for the LOM. Capital projects are expected to relate primarily to refurbishment of major plant and equipment, tailings dams maintenance and expansion, waste development (inclined or flat) to access new blocks of ground, environmental costs and closure and rehabilitation costs, and improvements to meet emission standards.

The operating costs in Howe's LOM Plan for the mines, concentrators, copper smelter, zinc plant, tailings management facility, freight and other site services are based on HBMS' historic operating costs. It also includes the costs for purchased concentrate and certain general and administrative costs. Capital taxes, potential payments under HBMS' profit sharing plan and interest expense have not been included.

Economic Evaluation

Howe has prepared an economic model based on the LOM Plan. The economic evaluation uses the following metal and exchange prices. The metal prices are based on a consensus of current industry forecasts.

	2004	2005	2006-2018
Copper (US$/lb)	1.23	1.20	0.90
Zinc (US$/lb)	0.48	0.56	0.50
Gold (US$/oz)	425	425	375
Silver (US$/oz)	6.00	6.00	5.00
C$:US$	1.25	1.33	1.43

All capital and operating costs are stated on a constant Canadian dollar basis using first quarter 2004 Canadian dollars, and no provision has been made for inflation or escalation of costs or metal prices. All LOM Plan cash flow projections are also stated in constant 2004 Canadian dollars. HBMS does not expect to pay income taxes during the LOM Plan because of considerable tax losses and credits.

The mining assets also generate additional revenues for treating copper and zinc concentrates from other sources and sundry revenues including by-product sales and silver sales. The LOM Plan incorporates increasing purchases of copper and zinc concentrates to maintain a constant level of saleable metals.

The following table summarizes the key modelling parameters of Howe's LOM financial projections:

Parameter	Base Case Assumption
Total Copper produced	2.513 billion lbs
Total Zinc produced	3.308 billion lbs
Total Gold produced	860,200 oz
Total Silver produced	18,634,400 oz
Total Tonnes Mined	24,371,400
Average Grade % Cu	2.15
Average Grade % Zn	4.81
Average Grade g/t Au	1.80
Average Grade g/t Ag	23.66

Key Base Case Model Results	Millions of Canadian dollars
Zinc Revenue	$ 2,370
Copper Revenue	3,290
Gold Revenue	463
Silver Revenue	134
Total Revenue	6,257
Total Operating Costs	(4,866)
Total Capital Costs	(345)
Cash Surplus (after tax)	$ 966
NPV @ 8% (cash surplus (after tax) excluding acquisition)	$ 588
NPV @ 10% (cash surplus (after tax) excluding acquisition)	$ 532

The project has also been assessed on the capability to generate cash flow with a number of sensitivities. This analysis suggests that the project is most sensitive to the Canadian dollar/U.S. dollar exchange rate. The tables below, which are derived from the Howe Report, indicate the net present value ("NPV") of HBMS at various copper and zinc prices, discount rates, Canadian dollar / U.S. dollar exchange rates, and capital and operating costs. NPV includes the discounted sums of the positive cash flows from production and the negative

cash flows associated with on-going capital costs during the mine life, reclamation and closure. However, the NPV is calculated on an unlevered basis, without regard for the Debt Financing.

The tables below do not represent a forecast of copper prices or zinc prices, discount rates, Canadian dollar / U.S. dollar exchange rates or capital and operating costs. See "Risk Factors — Risks Relating to Our Business".

The following table illustrates the NPV sensitivity to metal prices and to Canadian/U.S. dollar exchange rates at a fixed discount rate of 8%:

Sensitivity of NPV to Copper and Zinc Prices and U.S. Dollar Conversion Rates — Discount Rate of 8% (millions)

US$/C$ Exchange	$0.70	$0.75	$0.80	$0.85
Base Case Cu $0.90/Zn $0.50	**588.4**	370.9	180.5	12.6
Cu $1.00/Zn $0.50	782.3	551.9	350.2	172.3
Cu $1.00/Zn $0.40	587.6	374.1	187.4	22.6
Cu $1.10/Zn $0.40	781.5	555.1	357.1	182.3
Cu $1.10/Zn$0.50	976.3	732.9	519.9	332.0
Current Cu $1.29/Zn$0.47	1,286.3	1,023.5	793.5	590.5

The following table illustrates the NPV sensitivity to fluctuations in copper and zinc prices at a fixed Canadian/U.S. dollar exchange rate of US$0.70 to C$1.00 and fixed discount rate of 8%:

Sensitivity of NPV to Copper and Zinc Prices — Discount Rate of 8% (millions)

	Cu $0.75/lb	Cu $0.90/lb	Cu $1.00/lb	Cu $1.10/lb	Cu $1.30/lb
Zn $0.40/lb	102.8	393.7	587.6	781.5	1,169.3
Zn $0.50/lb	297.5	**588.4**	782.3	976.3	1,364.1
Zn $0.60/lb	492.3	783.2	977.1	1,171.0	1,558.9
Zn $0.70/lb	687.0	977.9	1,171.8	1,365.8	1,753.4

The following table illustrates the NPV sensitivity to capital and operating costs at a Canadian/U.S. dollar fixed exchange rate of US$0.70 to C$1.00, a fixed discount rate of 8%, and fixed metal prices of US$0.90 / lb for copper and US$0.50 / lb for Zinc:

Sensitivity of NPV to Capital and Operating Costs — Discount Rate of 8% (millions)

	Cap Costs – 10%	Cap Costs – 5%	Base Case	Cap Costs + 5%	Cap Costs + 10%
Op Costs – 10%	906.2	894.5	882.9	871.2	859.5
Op Costs – 5%	758.9	747.3	735.6	724.0	712.2
Base Case	611.8	600.0	**588.4**	576.7	565.1
Op Costs + 5%	464.6	452.9	441.2	429.5	417.8
OP Costs + 10%	317.3	305.7	294.0	282.3	270.1

The following table illustrates the NPV sensitivity for a range of discount rates, for the base case NPV after tax and prior to acquisition costs:

Sensitivity of NPV to Discount Rates

Discount Rate	5%	8.0%	10.0%	12.5%
NPV (millions)	693.7	**588.4**	532.7	472.5

Balmat Mine

A report entitled "Reserve and Resource Audit, Balmat No. 4 Mine, Balmat-Edwards Mining District, Balmat, New York, USA", dated January 2003, (the "Balmat Report") has been prepared for the Company by John E. Steers, P. Eng., a qualified person under National Instrument 43-101. The following information regarding the Balmat Mine and plant has been derived from and, in some cases, excerpted from the Balmat Report. Note that "tons" are the units of measurement in the Balmat Report (one ton equals 0.90718 tonnes).

Mineral Reserves and Inferred Mineral Resources

The following table sets out the three estimated mineral reserves for Balmat mine as at January 20, 2003.

Balmat Mineral Reserve Estimates[1][2]

Category	Tons Ore	Zinc (%)
Proven Mineral Reserves	395,047	12.87
Probable Mineral Reserves	1,508,528	11.71
Total Proven and Probable	**1,975,575**	**11.94**

(1) The mineral reserve estimates set out in the table above have been prepared by John Steers, a qualified person under NI 43-101. The mineral reserves are classified as proven or probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000.

(2) The mineral reserves were calculated using a cut-off grade of 6% zinc per ton and an average mining recovery of 85%, and minimum heights in the 5.5 to 8.0 foot range depending on mining method.

In addition to the mineral reserves, there are estimated to be an aggregate of approximately 3,100,000 tons of inferred mineral resources, grading 12.9% zinc per ton. Dilution is incorporated in the mineral resources through minimum mining heights assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Exploration and Development

Since 1996, surface and underground drilling has added an additional 11 million tons of mineral resources in four new ore zones (Mahler, Mud Pond, New Fold and Northeast Fowler) at a cost of finding of approximately $0.17 per ton.

The total cost of our proposed exploration program is approximately $1.5 million dollars, excluding drilling on proximate exploration lands. The objective of such plan is to revert to smaller scale mining with more geological control in order to increase grade by lowering dilution and increasing the cut-off grades. We plan to have new development completed at such a rate as to provide an adequate inventory of ore to sustain uninterrupted operations.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information gives effect to the *Acquisition, the Consolidation, this Offering and the Debt Financing, as if such events had occurred on* January 1, 2003 for results of operations purposes, and on June 30, 2004 for balance sheet purposes. This selected unaudited pro forma consolidated financial information is based on available information and certain assumptions we consider reasonable and is presented for illustrative purposes only. It does not purport to represent what our results of operations or financial position would have been if the Acquisition, the Consolidation and the financings had occurred on the dates indicated. The selected pro forma consolidated financial information is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of ONTZINC and the historical consolidated financial statements of HBMS Parent, including the notes thereto, included elsewhere in this Prospectus.

	Pro Forma for the Six Months Ended June 30, 2004	Pro Forma for the Year Ended December 31, 2003
	(unaudited)	(unaudited)
	(dollars in thousands, except per share amounts)	
Results of Operations:		
Net revenues	$272,102	$417,914
Net income (loss)	●	●
Per Common Share:		
Basic earnings (loss)	●	●
Diluted earnings (loss)	●	●

	Pro Forma as at June 30, 2004
	(unaudited)
	(dollars in thousands)
Balance Sheet:	
Cash and cash equivalents	$ ●
Total assets	●
Total liabilities	●
Shareholders' equity	●

If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, there will be, on a pro forma basis, an additional ● Common Shares outstanding.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HBMS PARENT

The following tables set forth selected consolidated financial information of HBMS Parent as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at June 30, 2004 and for the six months ended June 30, 2004 and 2003. The selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of HBMS Parent, including the notes thereto, and the associated management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements of HBMS Parent have been prepared in accordance with Canadian GAAP.

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	(dollars in thousands)				
Statement of Operations:					
Sales	$ 272,102	$206,176	$ 417,914	$ 436,092	$ 390,589
Total revenue	274,878	206,281	418,757	439,568	409,583
Operating costs	219,727	221,669	430,626	440,431	417,364
General and administrative	4,043	4,017	6,907	9,561	10,321
Depreciation and amortization	25,621	34,401	70,709	66,429	73,327
Accretion	618	756	2,078	1,890	1,937
Exploration	—	—	5,550	4,538	2,130
Foreign exchange (gain) loss	1,039	(33,599)	(37,272)	(2,021)	33,021
Asset impairment	—	—	268,944	—	—
Total costs and expenses	251,206	227,244	747,542	520,828	538,100
Net earnings (loss)	23,613	(21,645)	(330,103)	(82,958)	(129,725)
Statement of Cash Flows:					
Cash generated by (applied to) operating activities	$ 44,129	$ 27,719	$ (3,739)	$ (11,819)	$ (69,561)
Cash generated by (applied to) investing activities	(32,301)	(59,853)	(118,366)	(112,897)	(188,436)
Cash generated by (applied to) financing activities	11,066	34,217	121,629	115,430	271,286
Balance Sheet:					
Cash and cash equivalents	$ 26,421		$ 3,527	$ 4,003	
Total assets	557,400		512,396	733,418	
Total liabilities	1,480,659		1,459,310	1,349,984	
Shareholder's deficiency	(923,259)		(946,914)	(616,566)	

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ONTZINC

The following tables set forth selected consolidated financial information as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at June 30, 2004 and for the six months ended June 30, 2004 and 2003. The selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, and management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	(dollars in thousands, except per share amounts)				
Statement of Operations:					
Net revenue	$ 13	$ —	$ 8	$ 2	$ 1
Net loss	2,883	581	5,179	958	2,878
Statement of Cash Flows:					
Cash applied to operating activities	$ (2,749)	$ (569)	$ (3,176)	$ (961)	$ (469)
Cash generated by (applied to) financing activities	7,074	642	8,466	(203)	274
Cash generated by (applied to) investing activities	(3,348)	1	(3,371)	1,340	181
Per Common Share:					
Basic and diluted loss[1]	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.08)
Weighted average number of Common Shares outstanding (millions)	187	94	113	68	35
Balance Sheet:					
Cash and cash equivalents	$ 3,091		$ 2,114	$ 195	
Total assets	15,584		12,455	4,576	
Total liabilities	3,502		2,833	1,234	
Shareholders' equity	12,082		9,622	3,342	

Note:

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation. Had the Consolidation occurred on January 1, 2001, basic and diluted loss per Common Share would have been $ • and $ • for the six months ended June 30, 2004 and 2003, respectively, and $ • , $ • and $ • for the years ended December 31, 2003, 2002 and 2001, respectively.

Quarterly Information

The following table sets forth our selected consolidated financial information for each of the ten most recently completed quarters ending June 30, 2004.

	2004		2003				2002			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(dollars in thousands, except earnings per share)									
For the period:										
Net revenue	$ 7	$ 6	$ 3	$ 5	$—	$—	$ 1	$ 1	$—	$—
Net loss	(947)	(1,936)	(3,396)	(1,202)	(254)	(327)	(575)	(135)	(153)	(327)
Per Common Share:										
Basic and diluted loss[1]	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)

Note:

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation.

Dividends

We have never paid a dividend on the Common Shares and do not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by us will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ONTZINC

You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes thereto that appear elsewhere in this Prospectus. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Note Regarding Forward-Looking Statements". Events discussed elsewhere in this Prospectus have not been included in the discussion below.

Overview

We are a mineral company with our primary focus on the exploration, development and operation of zinc projects.

Our strategy is to focus on the acquisition of high quality mining assets at an advanced stage of development or that are in production. We will continue to identify further selective acquisition opportunities in the base metals field.

We currently own 100% of four projects:

- the Balmat Mine, a zinc mine in New York State, at which we plan to restart operations in early 2005;
- the Gay's River Mine, a zinc/lead/gypsum mine in Nova Scotia, Canada, on which we plan to conduct a preproduction development program over the next two years;
- the Southwestern Ontario Project, a zinc exploration project comprised of mineral leases covering approximately 10,500 hectares, on which we plan to conduct a drilling and geophysical program during the next two years;
- the San Antonio Project, a zinc exploration project in Chile, on which we propose to undertake a drilling program to provide a preliminary assessment of the economic potential of the porphyry system during the next two years.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

We incurred a loss of $2,882,607 for the six months ended June 30, 2004, compared to a loss of $581,010 for the six months ended June 30, 2003.

For the six months ended June 30, 2004, management fees were $284,000 compared with nil in the corresponding period in 2003, because of the addition of senior management late in 2003.

Professional fees were $255,753 for the six months ended June 30, 2004, compared with $348,614 in the corresponding period in 2003. The decrease reflects the fact that certain costs related to financing activities in process at June 30, 2004 have been accounted for as deferred financing and acquisition costs.

Mine care and maintenance costs increased to $1,713,573 for the six months ended June 30, 2004, from $(1,090) in the corresponding period in 2003, principally because of costs associated with the Balmat Mine which was acquired in September 2003.

General and administrative expenses increased to $86,054 for the six months ended June 30, 2004 from $17,233 in the corresponding period in 2003, reflecting the addition of senior management and increased operating and financing activities.

Travel costs for the six month period ended June 30, 2004 were $128,390, compared with $71,099 in the corresponding period in 2003. The increase is attributable to our investigation of several international acquisition opportunities in 2004.

A foreign exchange gain of $82,557 was recorded for the six months ended June 30, 2004, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. A loss of $102,617 was recorded in the corresponding period in 2003, primarily on account of foreign currency translation adjustments relating to the San Antonio Project.

We issued $2.0 million principal amount of secured convertible debentures in December 2003 and an additional $600,000 principal amount of secured convertible debentures in January 2004. The debentures mature December 19, 2005 and bear interest at a rate of 12% per year, payable semi-annually. Commissions and legal costs of $216,236 were incurred in connection with the private placements and have been recorded as deferred financing costs. For accounting purposes under Canadian GAAP, we have segregated the debentures into their debt and equity components: debenture interest of $498,544 in the first half of 2004 includes accretion expense of $333,044 on the debt component of the debentures. Amortization of the financing costs associated with the debenture issue for the six months ended June 30, 2004 was $54,059.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During 2003 and 2002, we did not have any revenue other than interest earned. Our loss increased substantially during 2003 to $5,178,651 from $958,319 during 2002. The increased loss resulted from, among other things, increased care and maintenance expenses arising in connection with the acquisition of the Balmat Mine, increased costs associated with various other acquisition projects, write-down of accounts receivable and stock option compensation expense.

For the year ended December 31, 2003, management fees were $60,000, compared with $24,547 in 2002. Prior to the addition of senior management late in 2003, our executive officers were compensated primarily through grants of options.

Mine care and maintenance costs were $1,590,504 for the year ended December 31, 2003, compared with $147,531 in 2002, principally because of the costs associated with the Balmat Mine which was acquired in September 2003. Expenditures in 2002 related to the Gay's River Mine.

A foreign exchange gain of $206,794 was recorded for the year ended December 31, 2003, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. A loss of $4,278 was recorded in 2002.

Professional fees in 2003 were $895,372 compared with $307,725 in 2002. This increase reflects several initiatives to acquire major zinc operations and fees paid with respect to financings that did not materialize. Travel expenses associated with these initiatives were $347,088 in 2003. There were no comparable expenditures in 2002.

In 2003, we made a $711,001 provision for bad debts reflecting the write-down of the receivable arising from the sale of the San Antonio Project in Chile in 2002.

Stock option compensation expense of $1,463,000 charged in 2003 reflects the application of the fair value method of accounting for stock options granted to employees and consultants during the year. In 2002, all options granted were capitalized to exploration and development projects.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During 2002 and 2001, we did not have any revenue other than interest earned. Our loss was reduced significantly during 2002 to $958,319 from $2,878,300 in 2001. The reduced loss partly resulted from significantly lower costs of exploration activities in Chile, reflecting our strategic decision in 2001 to dispose of the San Antonio Project and refocus our activities on Canadian operations. Chilean exploration costs were $233,351 in 2002 compared with $2,713,672 in 2001. In 2001, the San Antonio Project in Chile was written down to its estimated net realizable value.

Expenditures on mine care and maintenance were $147,531 during 2002, reflecting our acquisition of the Gay's River Mine in March 2002. There were no comparable expenditures in 2001.

Investor relations and general and administrative costs also increased from $129,757 to $172,507 during 2002, reflecting our higher levels of corporate activity.

Cash Flows

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

As of June 30, 2004, we had cash and cash equivalents of $3,091,381 compared to $268,462 at June 30, 2003.

Cash required for operating purposes was $2,748,885 during the six months ended June 30, 2004, compared with $569,487 in the same period in 2003. This increased cash requirement reflects the greater operating loss for the period, attributable primarily to increases in management fees, mine care and maintenance, general and administrative expense, and debenture interest.

Financing activities generated $7,074,304 in the first half of 2004, compared with $641,543 during the previous year.

Investing activities used cash of $3,347,773 in the six months ended June 30, 2004 compared with a source of cash of $1,225 in the corresponding period of the previous year. During 2004, investment in mineral properties amounted to $2,898,256, including $2.0 million paid to Pasminco in satisfaction of the final cash purchase price outstanding in respect of the Gay's River Mine. The investment in mineral properties also includes the costs of the exploration drilling program at Balmat and expenditures to maintain exploration rights at other properties. Environmental deposits paid to governmental agencies were $328,900 during 2004. We have fully satisfied obligations in this regard and no further payments are required at this time.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

As of December 31, 2003, we had cash and cash equivalents of $2,113,735 compared to $195,181 at December 31, 2002.

Cash required for operating activities in 2003 was $3,176,431 compared with $960,524 in the previous year. The increase in operating costs resulted from increased mine care and maintenance fees, professional fees and travel costs.

In 2003, we raised $8,466,029 through financing activities. In contrast, we incurred a cash requirement of $203,286 in 2002. During 2003, we completed several private placements of securities for aggregate net proceeds of $8,636,872. We did not complete a financing during 2002.

Investing activities in 2003 required funding of $3,371,044 compared with cash received from such activities of $1,340,161 in 2002. The major items in 2003 were costs of $1,576,655 associated with the acquisition of the Balmat Mine, and environmental deposits with government agencies in respect of the Balmat and Gay's River mine properties totalling $1,588,129. In 2002, proceeds received in respect of mineral properties of $946,778 included the sale of the San Antonio Project assets for $1,200,360 and costs of $253,582 at Gay's River Mine and the Southwestern Ontario Project.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

As of December 31, 2002, we had cash and cash equivalents of $195,181 compared to $18,830 at December 31, 2001.

Cash required for operating activities in 2002 was $960,524 compared with $468,816 in the previous year. Professional fees increased to $307,725 in 2002 from $81,330 in 2001 primarily on account of the merger and acquisition activity undertaken during 2002 in relation to the Gay's River Mine and Southwestern Ontario projects. Mine care and maintenance increased to $147,531 in 2002 from nil in 2001 reflecting the acquisition of the Gay's River Mine.

We did not engage in any significant financing activities during 2002 and 2001. We financed our activities substantially through proceeds from the sale of mineral properties.

Investing activities in 2002 generated cash of $1,340,161 compared to $181,309 in 2001.

Liquidity

We do not currently have operating cash flows. Revenues are limited to interest earned on cash and cash equivalents. Currently, our ability to meet obligations and continue as a going concern is dependent on our ability to identify and complete future financings. Share issues during 2003 resulted in net proceeds of approximately $8.6 million on the issuance of approximately 81.2 million shares.

Approximately $925,000 of the cash held by us as of June 30, 2004 is designated to fund exploration drilling activity in the second half of 2004 at the Gay's River Mine and the Southwestern Ontario Project pursuant to the flow-through share issue in December 2003.

As at June 30, 2004, we had 203,104,679 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 118,320,712 common shares.

We have entered into a mandate agreement with RMB Resources Limited ("RMB") pursuant to which RMB undertakes a work program with a view to arranging a debt facility for St. Lawrence Zinc Company LLP of up to US$10 million with a member of the First Rand Group ("the Lender"). The debt facility is intended to partly fund the redevelopment and start-up costs of the Balmat Mine. The financing is subject to a number of terms and conditions including approval of the Lender's credit committee.

On September 30, 2004, we completed a private placement, initially announced on August 24, 2004, for gross proceeds of $1,726,000 through the sale of 34,520,000 units at a price of $0.05 per unit. Each such unit was comprised of one Common Share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire a Common Share for a period of two years from the date of issuance, at a price of $0.06 per share. Securities issued pursuant to the private placement are subject to a four month hold period. The agent in connection with the placement received as payment $117,280 in fees and 3,452,000 broker warrants. The broker warrants are exercisable at the issue price of $0.05 per unit for a period of two years from the closing date. In addition, the agent was granted an over-allotment option entitling the agent to purchase up to 5,178,000 units at a price of $0.09 per unit at any time prior to November 30, 2004. Each such unit is comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable for one Common Share at a price of $0.12 for a period of two years from the date of issue. The agent is entitled to receive broker warrants entitling it to purchase that number of units equal

to 10% of the units sold pursuant to the over-allotment, at a price of $0.09 per unit. We expect that the agent will exercise this over-allotment option.

Related Party Transactions

Recent Transactions

Mr. Peebles, our Chairman and Chief Executive Officer, purchased 10 million units of the Company pursuant to the private placement completed on September 30, 2004, at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at a price of $0.06 per Common Share at any time prior to September 30, 2006.

Six Months Ended June 30, 2004

During the six months ended June 30, 2004, we incurred costs totalling $329,940 for legal services provided by two law firms with which a senior officer and a director were associated. We plan to continue using the firms as legal counsel.

Year Ended December 31, 2003

In 2003, we incurred costs totalling $428,000 for legal services. Two of our directors were associated with two law firms that provided these services.

In connection with our acquisition of the Balmat Mine, we required financial assistance from an individual who was a director and an officer at the time. The former director and officer provided financial assistance to us in the form of a loan secured against the shares of our subsidiary that was acquiring the Balmat Mine. Financing fees paid to such director and officer amounted to US$1.0 million. The loans, together with the financing fees, were repaid from the proceeds of subsequent financings and the security interest in the shares of our subsidiary has been released.

In 2003, we converted debt in the amount of $362,724 owed to related parties into 3,022,691 Common Shares.

Years Ended December 31, 2002 and 2001

We paid $24,547 and $42,000 in 2002 and 2001 respectively for general and administrative costs charged by a corporation controlled by one of our officers.

Commitments and Contractual Obligations

As a result of a flow-through share agreement entered into at the end of 2003, we are required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Tax Act, prior to December 31, 2004. We expect to meet these commitments through exploration activities at the Gay's River Mine and the Southwestern Ontario Project.

As shown below, at June 30, 2004 we had contractual cash obligations of approximately $1,217,000.

Contractual Cash Obligations

	Total	Less than 1 year	1-3 years
Operating leases	$ 217,000	$ 87,000	$130,000
Canadian Exploration Expenses to be incurred	1,000,000	1,000,000	—
Total	$1,217,000	$1,087,000	$130,000

We are not involved in any off balance sheet transactions.

Capitalized Exploration and Development Costs

	San Antonio Project	Southwestern Ontario Project	Gay's River Mine	Balmat Mine	Total
Year ended December 31, 2002	$ —	$213,081	$ 40,501	$ —	$253,582
Year ended December 31, 2003	—	208,981	67,485	—	276,466
Six months ended June 30, 2004	121,549	138,947	151,516	486,244	898,256

We defer all development and exploration costs relating to specific properties until those properties are brought into production. None of our properties were brought into production during the period under review.

Proposed Transaction

We expect that the Acquisition and the related equity and debt financings will transform our financial condition and position us to be a significant zinc and copper producer in the global base metals industry.

In connection with the Acquisition, we have received an indicative term sheet for an operating line of credit in the amount of $50 million to be secured by accounts receivable and inventories. We intend to negotiate with the Province of Manitoba for the continuation of their existing loan to HBMS. The existing loan is repayable together with a premium on a change of control of HBMS. If we are unable to renegotiate this loan, the principal amount outstanding thereunder will be repaid prior to completion of the Acquisition. See "Capitalization".

HBMS has derivative contracts in place in which Anglo American plc is the counterparty. It is our intention to leave these contracts is place.

We believe that our cash and short term investments and cash flow from operations, together with borrowings under our operating line, will be sufficient to fund our operations and commitments for the remainder of fiscal 2004 and fiscal 2005, including exercising our option to acquire the White Pine refinery and bringing the Balmat mine into production. However, the actual amount of future cash flow and commitments are subject to a number of risks and uncertainties and, therefore, may vary from our projections. As a result, we cannot assure you that our sources of liquidity will be sufficient to enable us to meet our commitments. See "Risk Factors — Risks Relating to Our Business".

Critical Accounting Policies

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including asset retirement obligations, future income tax valuation reserves, and valuation of options, warrants and the equity component of convertible debentures.

Asset Retirement Obligations

The accounting for asset retirement obligations encompasses the accounting for legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. The retirement of a long-lived asset is its other than temporary removal from service, including its sale, abandonment, recycling or disposal in some other manner but not its temporary idling.

We recognize asset retirement obligations as liabilities when a legal obligation with respect to the retirement of an asset is incurred, with the initial measurement of the obligation at fair value. These obligations are accreted to full value over time through charges to income. In addition, an asset retirement cost equivalent to the liabilities is capitalized as part of the related asset's carrying value and is subsequently depreciated over the asset's useful life. A liability for an asset retirement obligation is incurred over more than one reporting period when the events that create the obligation occur over more than one reporting period. For example, if a facility is permanently closed but the closure plan is developed over more than one reporting period, the cost of the closure of the facility is incurred over the reporting periods when the closure plan is finalized. Any

incremental liability incurred in a subsequent reporting period is considered to be an additional layer of the original liability. Each layer is initially measured at fair value. As required, a separate layer is measured and recognized and accounted for prospectively. Our asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities.

Our operations have been, and may in the future be, affected from time to time in varying degrees by changes in environmental laws and regulations, including those for asset retirement obligation costs. Both the likelihood of future changes in laws and regulations and their overall effect upon us vary greatly from country to country and are not predictable. Our policy is to meet or, if possible, surpass environmental standards set by relevant legislation, by the application of technically proven and economically feasible measures.

For environmental issues that may not involve the retirement of an asset, where we are a responsible party and it is determined that a liability exists, and amounts can be quantified and determined, we will accrue for the estimated liability. In determining whether a liability exists in respect of such environmental issues, we apply the criteria for liability recognition under applicable accounting standards.

Income and Mining Taxes

Income and mining taxes comprise the provision (relief) for taxes actually paid or payable (received or receivable) and future taxes. Future income and mining taxes are computed using the asset and liability method whereby future income and mining tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Future income and mining tax assets and liabilities are computed using current foreign currency exchange rates and using income tax rates in effect when the temporary differences are expected to reverse. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the period of substantive enactment. The provision or relief for deferred income and mining taxes is based on the changes in future income and mining tax assets and liabilities during the period. In estimated future income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to that amount that it is more likely than not to be realized.

Asset Impairment

When the net carrying value of an item or group of items of property, plant and equipment, less its related provision for asset retirement obligation costs and future income and mining taxes, exceeds the estimated undiscounted future net cash flows (which includes payments required to meet asset retirement obligations) together with its residual value, the excess of the carrying value over the fair value is charged to earnings. In estimating future net cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. In general, all assets at a particular operation are used together to generate cash flow. Estimates of future cash flows are subject to risks and uncertainties.

We periodically review our equity method investments to determine whether a decline in fair value (as measured by discounted future cash flows) below the carrying amount is other than temporary.

Accounting Changes

Effective January 1, 2004, we adopted the recommendations under Section 3110, Asset Retirement Obligations, of The Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of long-lived assets.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following financial statement balances were restated.

Consolidated Balance Sheets

	December 31, 2003			December 31, 2002		
	As reported	Change	As restated	As reported	Change	As restated
Assets:						
Mineral properties and deferred exploration expenditures	$ 5,186,629	$724,598	$ 5,911,227	$ 3,333,508	$237,632	$ 3,571,140
Liabilities:						
Asset retirement obligation	—	768,657	768,657	—	247,533	247,533
Deficit	19,051,973	44,059	19,096,032	13,907,480	9,901	13,917,381

Consolidated Statements of Operations and Deficit

	Year ended December 31, 2003			Year ended December 31, 2002		
	As reported	Change	As restated	As reported	Change	As restated
Accretion expense	$ —	$34,158	$ 34,158	$ —	$9,901	$ 9,901
Loss for the period	5,144,493	34,158	5,178,651	948,418	9,901	958,319

Generally Accepted Accounting Principles

Effective January 1, 2004, we adopted Canadian Institute of Chartered Accountants ("CICA") section 1100, Generally Accepted Accounting Principles. CICA section 1100 describes what constitutes Canadian GAAP and its sources. Adoption of this section did not have a significant impact on our results of operations or financial condition.

Hedging Relationships

Effective January 1, 2004, we adopted a new accounting guideline issued by the CICA in respect of hedging relationships which provides guidance concerning documentation and effectiveness testing for derivative contracts. Since we did not use derivative financial instruments during the six month period ended June 30, 2004, adoption of this guideline did not have any impact on our results of operations or financial condition.

Financial Instruments

Some of our assets and liabilities constitute financial instruments. The assumptions we use to estimate their fair values are as follows; carrying value for cash, receivables, payables and accruals; by reference to quoted market price for similar issues where applicable, otherwise carrying value, for convertible debentures. We have not incurred any gains or losses in connections with these instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF HBMS PARENT

You should read this discussion and analysis in conjunction with the consolidated financial statements of HBMS Parent and related notes thereto that appear elsewhere in this Prospectus. All figures are in Canadian dollars unless otherwise noted. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Note Regarding Forward-Looking Statements".

Overview

Nature of Business

Through its wholly-owned subsidiary, HBMS, HBMS Parent explores for, develops, mines and processes base metals and endeavours to continuously improve its cost and safety performance and environmental standards. In this Management's Discussion and Analysis, references to HBMS Parent include, where appropriate, HBMS.

HBMS Parent undertakes exploration and development activities, primarily within economic transportation distance of its metal processing complex located in Flin Flon, Manitoba, Canada. HBMS Parent's production facilities consist of four operating mines, two concentrators and metallurgical facilities consisting of a zinc plant and copper smelter complex for the extraction of zinc and copper with gold and silver by-products. The Trout Lake, Konuto, and 777/Callinan mines are located in the Flin Flon area, and ore from these mines is processed through the Flin Flon concentrator. The Chisel North mine and concentrator are located in the Snow Lake area. The Ruttan mine and concentrator at Leaf Rapids were closed in mid-2002 as the operation was no longer economic. A downstream operating division of HBMS Parent, Zochem, consumes on average between 25% and 30% of HBMS Parent's zinc production to produce zinc oxide.

Between 1998 and 2004, HBMS Parent invested approximately $435 million in the 777 Project, which involved construction of the new 777 mine in Flin Flon, development of the Chisel North mine near Snow Lake, expansion of the Flin Flon concentrator capacity from 1.81 million to 2.18 million tonnes per year, and expansion of the Flin Flon zinc plant, including construction of a state-of-the-art electrolytic cellhouse with capacity to support annual production of 115,000 tonnes of cast zinc.

Also in 1998, and in support of the 777 Project, HBMS Parent entered into an amending agreement in respect of certain existing collective bargaining agreements, which amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated contract settlements are not achieved. In late 2003, HBMS Parent restructured its administrative and overhead activities by building work systems around the concept of shared services. This saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labour efficiency. This resulted in a permanent reduction of 120 positions and a simplification of the company.

The 777 Project, the labor amending agreement, closure of the Ruttan mine and the 2003 restructuring have resulted in a smaller workforce, higher labor productivity and lower unit operating costs and improved zinc and copper grades.

HBMS Parent endeavors to operate the zinc plant and copper smelter at full capacity at all times. Purchased concentrates are used to fill excess plant capacity not utilized in the processing of concentrates produced from domestic mines. As such, requirements for purchased concentrates are determined by plant capacity and production capability at company owned mines. For the period January 1, 2001 to June 30, 2004, 56% of copper production came from company owned mines, while the remaining 44% came from purchased concentrates. For the same period, company mines contributed 88% of total zinc production with only 12% being sourced from purchased concentrate. The contribution to income earned from processing purchased concentrates is dependent upon the treatment and refining charges (TC/RCs) defined in the purchase agreement, as well as the freight cost (net of any credit from the vendor) of transporting the concentrate to Flin Flon. TC/RCs are set by the market on the basis of supply and demand for concentrates. Freight credits are generally set at parity with transport cost to a major world port. Fluctuations in TC/RCs and ocean freight costs can affect the extent to which economic purchased concentrate is available to HBMS Parent. As well, purchased concentrate availability can also be affected by operational changes at the concentrate supplier's mines.

Metal sales volumes for any given period are affected by the volume and grade of ore mined, metal recovery through the concentrator and grade of purchased concentrate. For the 2001-2003 period, total ore volume mined declined and grade improved primarily as a result of the mid-2002 closure of the high volume, low grade Ruttan mine. In the first half of 2004, both zinc and copper grades improved further as the new 777 Mine came into commercial production.

HBMS Parent sells substantially all of its copper anode, cast zinc and zinc oxide to its indirect 50%-owned joint venture marketing company, CMM. CMM contracts with the White Pine copper refinery and other third parties to refine copper anodes into market-standard cathodes, and simultaneously to extract the contained precious metals from the anodes. The copper cathodes and precious metals are sold at market prices. Cast zinc slabs and blocks and zinc oxide are sold by CMM to customers in Eastern Canada and the United States. Sales of zinc oxide typically generate less than 10% of HBMS Parent's revenues.

The financial results of Considar Metal Marketing S.A. ("CMMSA"), which is a joint venture company that is 50% owned by HBMS, are proportionately consolidated in the financial statements of HBMS Parent. CMMSA owns all of the shares of CMM.

HBMS Parent requires the use of specialized facilities and technology and relies on such facilities to maintain its production levels. HBMS Parent is highly integrated and as such does not allocate resources to, or report individual facilities as, profit centres.

Key Factors Affecting the Business

Key factors affecting the results of operations and financial condition of HBMS Parent are zinc and copper prices, the U.S. dollar/Canadian dollar exchange rate, ore volume and grade, concentrator recoveries, treatment and refining charges for purchased concentrates, shipping costs, heavy fuel oil price, electrical power costs and the availability of, and wages for, labor.

Concentrate purchases can differ materially from year to year depending primarily upon production from the HBMS Mines and, to a lesser degree, the treatment and refining charge regime in the concentrate market. Treatment and refining charges, together with concentrate freight costs, directly impact the profitability of processing purchased concentrate. As the contribution earned from domestic concentrate is significantly larger than that earned from purchased concentrate, HBMS seeks to optimize ore volume and grade from its own mines. However, there is limited ability to change mine plans on short notice. As a result, concentrator recoveries are key in that metal not recovered through the concentrator will generally be replaced with less profitable purchased material.

Although copper sales generally account for a greater portion of total revenue than zinc sales, revenue (and income) is more sensitive to zinc price fluctuations as a much larger portion of zinc metal production comes from domestic concentrate. The U.S. dollar/Canadian dollar exchange rate is key to HBMS Parent in that metal is sold in U.S. dollars while the majority of costs, with the exception of concentrate purchases and refining, are incurred in Canadian dollars.

Fluctuations in the price of heavy fuel oil, although having a noticeable impact on smelter costs, have a relatively small impact on overall HBMS Parent's costs compared to similar fluctuations in metal price or exchange rate. Electrical power costs are incurred primarily in the electrolytic cellhouse. On a unit basis, power costs remained unchanged for several years prior to 2004, with an approximate 5% increase approved in 2004, and a further 5% increase expected in 2005. Labour wages remained generally stable in recent years and this is expected to continue in the near future under the terms of the collective bargaining agreement.

Results of Operations

The following table sets forth sales information and realized prices for the periods indicated.

Sales		2004 First Half	2003 First Half	2003 Full Year	2002 Full Year	2001 Full Year
Zinc	Tonnes	54,539	62,075	118,589	105,192	87,948
Copper	Tonnes	39,766	42,522	80,480	83,452	79,165
Gold	oz	34,837	32,214	57,636	59,319	68,972
Silver	oz	507,823	566,477	1,035,553	1,233,602	1,207,879
Zinc (Incl sales to Zochem)	(000 $)	77,704	71,751	140,653	131,945	122,578
Less Sales to Zochem		(19,813)	(19,812)	(35,870)	(28,972)	(29,010)
Zochem Zinc Oxide Sales		27,614	24,186	46,111	46,414	55,442
Copper		153,537	103,061	213,135	211,484	192,871
Gold		17,311	14,616	27,288	28,874	31,557
Silver		4,405	3,600	7,003	8,994	8,304
Cd and Other		52	8	40	56	60
Total HBMS Parent Sales before Adjustment		260,810	197,410	398,360	398,795	381,802
Adjustment to Consolidate CMM-SA		11,292	8,766	19,554	37,297	8,787
Total Consolidated HBMS Parent Sales	(000 $)	272,102	206,176	417,914	436,092	390,589
Gross Realized Metal Prices:						
Zinc	US$/lb	0.48	0.36	0.38	0.36	0.41
Copper	US$/lb	1.34	0.76	0.86	0.73	0.71
Gold	US$/oz	383.08	316.94	339.22	309.97	295.35
Silver	US$/oz	6.63	4.37	4.83	4.64	4.44
Average Exchange Rate for Period	$/US$	1.3387	1.4541	1.4010	1.5709	1.5491

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenue

Revenue in the six months ended June 30, 2004 was $274.9 million compared to $206.3 million in the six months ended June 30, 2003, representing an increase of $68.6 million, or 33.3%. Metal prices were the largest single factor affecting sales in the first six months of 2004. Realized copper prices increased from US$0.76/lb in the first half of 2003 to US$1.34/lb in the first half of 2004, and realized zinc prices increased from US$0.36/lb in the first half of 2003 to US$0.48/lb in the first half of 2004. The effect of these increased prices was partially offset by a decline in the U.S. dollar compared to the Canadian dollar, and by lower production levels. Total metal sales in the six months ended June 30, 2004 were 54,539 tonnes of zinc and 39,766 tonnes of copper, compared to 62,075 tonnes of zinc and 42,522 tonnes of copper in the six months ended June 30, 2003, or declines of 12.1% and 6.5%, respectively. Zinc sales in 2003 were augmented by approximately 4,000 tonnes of zinc cathode sold from inventory. An unusually high ore grade ratio of copper to zinc in the first half of 2004 negatively affected zinc recoveries in the Flin Flon concentrator and resulted in lower zinc metal production rates compared to 2003. Copper production in the first half of 2004 was also affected by lower grade purchased concentrate feedstock.

Operating Costs

Operating costs in the six months ended June 30, 2004 were $219.7 million compared to $221.7 million in the six months ended June 30, 2003, representing a decrease of $2.0 million, or 0.9%. Excluding purchased concentrates, operating costs in the first half of 2004 were $152.4 million compared to $167.4 million in the first half of 2003. Incorporated in the lower 2004 costs are the effects of the restructuring program that was completed in late 2003. Contributing to the higher cost in 2003 was a drawdown of opening inventory that increased the volume and cost of sales. Concentrate purchases were $67.3 million in the first six months of 2004

compared to $54.3 million in same period in 2003, reflecting higher metal prices which more than offset volumes that were approximately 12% lower in the first six months of 2004. Minimal zinc concentrate was purchased in the first half of 2004 due to increased concentrate production from the HBMS Mines and concentrators. During the first six months of 2004, unit power costs were unchanged from the same period in 2003. Heavy fuel oil cost was $0.9 million lower in the first six months of 2004 due to a 11% reduction in price from an average of $0.269/litre in the first half of 2003 compared to $0.239/litre in the first half of 2004.

General and Administrative

General and administrative costs in the six months ended June 30, 2004 were $4.0 million, which was approximately the same as in the six months ended June 30, 2003.

Depreciation and Amortization

Depreciation and amortization in the six months ended June 30, 2004 was $25.6 million compared to $34.4 million in the six months ended June 30, 2003, representing a decrease of $8.8 million, or 25.5%. The impairment charge recorded at the end of 2003 reduced asset values with a corresponding reduction in amortization and depreciation.

Foreign Exchange

HBMS Parent had a foreign exchange loss of $1.0 million in the first six months of 2004 compared to a foreign exchange gain of $33.6 million in the first six months of 2003. The gain in 2003 was primarily the result of the retirement in the first half of 2003 of U.S. dollar denominated commercial paper instruments, following a strengthening of the Canadian dollar against the U.S. dollar.

Net Income

As a result of the foregoing, HBMS Parent had net income of $23.6 million in the first six months of 2004 compared to a net loss of $21.6 million in the first six months of 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenue

Revenue in fiscal 2003 was $418.8 million compared to $439.6 million in fiscal 2002, representing a decrease of $20.8 million or 4.7%.

Zinc metal sales in fiscal 2003 were 118,589 tonnes compared to 105,192 tonnes in fiscal 2002, or an increase of 12.7%, primarily as a result of the installation of a cathode charging system in November 2002, which corrected melting furnace inductor failures that had occurred in fiscal 2002. Realized zinc prices increased from US$0.36/lb in 2002 to US$0.38/lb in 2003 and the U.S. dollar weakened by 11% against the Canadian dollar from 2002 to 2003. The net result was that zinc sales revenues were 7% higher in fiscal 2003 than in fiscal 2002.

Copper metal sales were 80,480 tonnes in fiscal 2003 compared to 83,452 tonnes in fiscal 2002, or a decrease of 3.7%. The reduction in fiscal 2003 was due partially to a one month vacation shutdown of the copper smelter. Realized copper prices increased from US$0.73/lb in fiscal 2002 to US$0.86/lb in fiscal 2003, though the weaker U.S. currency moderated the effect on sales. Copper sales revenues were 0.8% higher in fiscal 2003 than in fiscal 2002.

With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, precious metal by-product volume dropped. Gold and silver production in fiscal 2003 was 2% and 15% lower, respectively, than in 2002. Realized gold price was US$339/oz in fiscal 2003 compared to US$310/oz in fiscal 2002, and realized silver price was US$4.83/oz in fiscal 2003 compared to US$4.64/oz in fiscal 2002. The combination of the increase in prices, the decrease in volume and a weaker U.S. dollar compared to fiscal 2002 resulted in precious metal sales revenues that were 9% lower in fiscal 2003 than in fiscal 2002.

Operating Costs

Operating costs in fiscal 2003 were $430.6 million compared to $440.4 million in fiscal 2002, representing a decrease of $9.8 million, or 2.3%. Excluding purchased concentrates, operating costs in fiscal 2003 were $34.1 million lower than in fiscal 2002, due in part to the fact that fiscal 2003 did not include operating expenses of the high volume, low grade Ruttan mine which was closed in June 2002, partially offset by increased production from the higher grade 777/Callinan deposits. Concentrate purchases were $24.3 million higher in fiscal 2003 compared fiscal 2002, primarily to meet requirements to replace material from the Ruttan mine. General wages for hourly employees did not change from fiscal 2002 to fiscal 2003. Other significant cost elements include power rates, which remained unchanged, and heavy fuel oil, which rose to $0.255/litre in fiscal 2003 compared to $0.221/litre in fiscal 2002. The heavy fuel oil price increase was offset by improvements in process efficiencies as total consumption decreased from 55.9 million litres in 2002 to 47.5 million litres in 2003.

General and Administrative

General and administrative costs in fiscal 2003 were $6.9 million compared to $9.6 million in fiscal 2002, representing a decrease of $2.7 million or 28.1%. In 2003, accruals were reduced to reflect lower projected performance-related payroll costs. Included in 2002 were additional management training costs and travel, and legal costs relating to customer credit issues.

Depreciation and Amortization

Depreciation and amortization in fiscal 2003 was $70.7 million compared to $66.4 million in fiscal 2002, representing an increase of $4.3 million, or 6.4%, primarily as a result of depreciation associated with the newly expanded zinc plant and new cellhouse, partially offset by the decrease in depreciation resulting from the closure of the Ruttan mine.

Accretion and Exploration

Accretion and exploration costs in fiscal 2003 were $7.6 million compared to $6.4 million in fiscal 2002, representing an increase of $1.2 million, or 18.7%, primarily resulting from an increase in exploration activity in 2003.

Foreign Exchange

HBMS Parent had a foreign exchange gain of $37.3 million in fiscal 2003 compared to a foreign exchange gain of $2.0 million in fiscal 2002. The gain in fiscal 2003 was due to the retirement of U.S. dollar denominated commercial paper instruments that had been issued in prior years when the U.S. dollar was much higher compared to the Canadian dollar.

Impairment

During 2003, a review of the realizable value of HBMS Parent's assets in relation to their book value resulted in the recording of an impairment charge of $268.9 million. The impairment was determined using an estimate of future cash flows arising from estimated recoverable mine production, plant production levels, expected metal sales prices and cash costs of production, capital and reclamation, all of which are contained in detailed engineering life-of-mine plans.

Net Income

As a result of the foregoing, HBMS Parent had a net loss of $330.1 million in fiscal 2003 compared to a net loss of $83.0 million in fiscal 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenue

Revenue in fiscal 2002 was $439.6 million compared to $409.6 million in fiscal 2001, representing an increase of $30.0 million or 7.3%.

Zinc metal sales in fiscal 2002 were 105,192 tonnes compared to 87,948 tonnes in fiscal 2001, or an increase of 19.6%, as a result of processing of additional concentrate purchased to feed expanded capacity at the zinc plant and new electrolytic cellhouse commissioned in mid-2001. Realized zinc prices decreased from US$0.41/lb in 2001 to US$0.36/lb in 2002 and the U.S. dollar strengthened by 1% against the Canadian dollar from 2001 to 2002. The net result was that zinc sales revenues were 7.6% higher in fiscal 2002 than in fiscal 2001.

Copper metal sales were 83,452 tonnes in fiscal 2002 compared to 79,165 tonnes in fiscal 2001, or an increase of 5.4%. Realized copper prices increased from US$0.71/lb in fiscal 2001 to US$0.73/lb and, together with the impact of the strengthened U.S. dollar compared to the Canadian dollar, copper sales revenues were 9.7% higher in fiscal 2002 than in fiscal 2001.

With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, gold by-product volume dropped, with 2002 gold production 14% lower than in 2001. Silver production was unchanged with the reduction from the closure of the Ruttan mine offset by additional silver in purchased concentrate. Realized gold price was US$310/oz in fiscal 2002 compared to US$295/oz in fiscal 2001, and realized silver price was US$4.64/oz in fiscal 2002 compared to US$4.44/oz in fiscal 2001. The combination of the increase in prices, the decrease in gold volume and a stronger U.S. dollar compared to fiscal 2001 resulted in precious metal sales revenues that were 9% lower in fiscal 2002 than in fiscal 2001.

Revenue for fiscal 2001 also included $17.3 million of business interruption insurance, compared to $1.7 million in fiscal 2002. The insurance settlements in both 2001 and 2002 related to a flood at the Ruttan mine and an accident in the copper smelter, both of which occurred in 2000.

Operating Costs

Operating costs in fiscal 2002 were $440.4 million compared to $417.4 million in fiscal 2001, representing an increase of $23.0 million, or 5.5%. Excluding purchased concentrates, operating costs in fiscal 2002 were $8.5 million lower than in fiscal 2001 due in part to the fact that the second half of fiscal 2002 excluded operating expenses of the Ruttan mine, which was closed in June 2002. Concentrate purchases were $31.5 million higher in fiscal 2002 compared to fiscal 2001, primarily to fill the increased zinc production capacity following completion of the zinc plant expansion and electrolytic cellhouse in mid 2001 and to meet requirements to replace material from the Ruttan mine. Power rates and heavy fuel oil prices remained unchanged. Included in fiscal 2001 operating costs was a $10.0 million writedown of inventories and a provision of $5.0 million for projected costs associated with the decision near year-end to close the Ruttan mine and concentrator in mid-2002. General wages for hourly employees in fiscal 2002 increased 1.75% from fiscal 2001 rates. Other significant cost elements include power rates which remained constant, and heavy fuel oil, which was also constant at $0.221/litre in fiscal 2002 compared to $0.223/litre in fiscal 2001.

General and Administrative

General and administrative costs in fiscal 2002 were $9.6 million compared to $10.3 million in fiscal 2001, representing a decrease of $0.7 million or 6.8%. This was due primarily to legal costs associated with a smelter accident that occurred in August 2000.

Depreciation and Amortization

Depreciation and amortization in fiscal 2002 was $66.4 million compared to $73.3 million in fiscal 2001, representing a decrease of $6.9 million, or 9.4%. Accelerated depreciation and amortization of $16 million was recognized in 2001 in anticipation of the Ruttan mine closure. Offsetting this, cellhouse depreciation began during 2002.

Accretion and Exploration

Accretion and exploration in fiscal 2002 was $6.4 million compared to $4.1 million in fiscal 2001, representing an increase of $2.3 million, or 56.1% due primarily to increased exploration activity in 2002.

Foreign Exchange

HBMS Parent had a foreign exchange gain of $2.0 million in fiscal 2002 compared to a foreign exchange loss of $33.0 million in fiscal 2001. The loss in fiscal 2001 was primarily due to the impact of the weaker Canadian dollar on U.S. dollar denominated commercial paper instruments.

Net Income

As a result of the foregoing, HBMS Parent had a net loss of $83.0 million in fiscal 2002 compared to a net loss of $129.7 million in fiscal 2001.

Cash Flows, Liquidity and Capital Resources

Liquidity and Capital Resources

HBMS Parent's liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance and development of its mines and facilities, to fund working capital needs and to meet its debt service requirements. Its primary sources of liquidity are cash generated from operating activities and amounts available to it under its line of credit. In years prior to 2004, liquidity shortfalls were met with funding from Anglo American, HBMS Parent's parent Company. During 2004, HBMS Parent has generated sufficient cash flow from operations to meet all of its operating and capital requirements.

HBMS Parent maintains a $30 million line of credit with its bank. HBMS Parent's obligation under this line of credit are guaranteed by Anglo American plc. The facility is used for short-term cash requirements and to secure letters of credit, and bears interest at the prime rate.

HBMS Parent has an interest free loan from the Province of Manitoba that is secured by an irrevocable standby letter of credit and guaranteed by Anglo American plc. In June of each of 2002, 2003 and 2004, HBMS Parent made repayments of $2 million in accordance with the terms of the loan agreement. The balance at June 30 2004 was $17.5 million. Under the terms of the agreement with the Province, the loan is repayable in installments of $2 million in 2005, $4 million in each of 2006 and 2007 and $7.5 million in 2008.

Until 2003, HBMS Parent maintained a commercial paper facility with a group of Canadian chartered banks, with a limit of US$300 million. The facility was guaranteed by Anglo American and was used to fund cash requirements for operations and capital expenditures. During 2003 the facility was entirely repaid with funds provided by an issue of preferred shares to Anglo American.

Cash Flow — Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Cash flow from operating activities in the first six months of 2004 was $44.1 million, compared to $27.7 million in the first six months of 2003, primarily due to higher metal prices in the first six months of 2004, partially offset by U.S. dollar weakness.

Total capital expenditures in the first half of 2004 were $32.3 million, including $12.4 million of capital expenditures relating to completion of the 777 mine and the Flin Flon concentrator, and the balance for capital development in the mines. Total capital expenditures in the first six months of 2003 were $59.9 million, which included $31.7 million relating to the 777 Project, and the balance of $28.2 being capital development and equipment.

Financing activities in the first six months of 2004 included $14.4 million of sale leasebacks to finance mobile mine equipment and repayment of $2.0 million of the loan from the province of Manitoba. In the first half of 2003, commercial paper borrowings of $477.8 million were repaid with proceeds from the issuance of preferred shares in the amount of $512.0 million to Anglo American. The balance of funds from the equity issue was used to fund operations and capital expenditures in the first half of 2003.

Cash Flow — Fiscal 2001, 2002 and 2003

During 2001, 2002 and 2003, HBMS Parent consumed significant amounts of cash resources in its operations and capital investments. Cash outflows before financing were $504.8 million in total during the years 2001 through 2003. The major factor in this period was capital expenditures, which were $419.7 million in total during the period. Major project costs, primarily for the 777 Project, were $247.8 million of the total capital expenditures, the balance of which was for mine development and other sustaining capital.

Cash used by operating activities was $69.6 million in 2001, declining to $11.8 million in 2002 and $3.7 million in 2003. The expanded zinc plant capacity and new zinc cellhouse, commissioned in 2001 to replace the previous facility and closure of the high volume, low margin Ruttan mine in 2002, contributed to improved cash flow from operations.

To maintain liquidity during this period, commercial paper debt was issued to third parties in 2001 which, together with previously outstanding commercial paper debt, was repaid in 2002 and 2003. HBMS Parent's remaining net cash requirements were funded by equity injections from Anglo American. In 2003, Anglo American injected $601.3 million of equity to fund the full repayment of HBMS Parent's commercial paper borrowings and its operating cash requirements for the year.

Contractual Obligations

The following table summarizes, as at June 30, 2004, certain of HBMS Parent's contractual obligations for the period specified:

Contractual Obligations (as at June 30, 2004)	Total	Payments Due by Period: Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(C$000)		
Long-term debt obligations	$17,500	$ 2,000	$15,500	$ —	$ —
Capital lease obligations	13,079	3,161	8,209	1,709	—
Operating lease obligations	7,928	3,552	4,376	—	—
Purchase obligations	11,293	11,293	—	—	—
Pension and other employee future benefits obligations	13,543	13,543			
Asset retirement obligations	32,438	2,277	7,366	1,644	21,151
Other long-term liabilities and contractual obligations	1,005	1,005	—	—	—
Total	$96,786	$36,831	$35,451	$3,353	$21,151

The following is a description of certain of the contractual obligations outlined in the above table:

Purchase Obligations

Copper Refinery Obligation

HBMS Parent has entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that HBMS Parent is unable to meet the terms of the contract, it would be required to make a payment of US$0.04 per pound of copper anode not delivered. The approximate amount of this obligation is C$9.1 million.

Copper Concentrate Purchase Obligation

HBMS Parent has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually for years 2004 to 2008. Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If HBMS Parent cannot process the deemed tonnage in a timely manner, management believes that HBMS Parent will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

HBMS Parent has a commitment to purchase 40,000 dry metric tonnes per year of copper concentrate from a related party (Compania Minera Dona Ines de Collahuasi) through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period

following delivery of the concentrate, less a treatment, refining, and freight credit. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If HBMS Parent cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

No amount is included in the table due to the fact that price is dependent on future market prices.

Other

The remainder of purchase obligations comprises routine orders to purchase goods and services.

Pension and Other Employee Future Benefits Obligations

Pension and other employee future benefits obligations represent the various contractual funding requirements for HBMS Parent's pension plan and other employee future benefits in the 12 months ended June 30, 2005. The obligatory funding requirements for the pension plan and other employee future benefits are actuarily determined and are subject to future uncertainties, including the expected rate of return on plan assets, and the discount rate on pension obligations, each of which may change over time.

Asset Retirement Obligation

The amounts included in the asset retirement obligation represent the estimated fair value of HBMS Parent's present legal obligation for closure and related costs at all of its existing operating and non-operating mines and properties based upon the closure plans applicable to those mines and properties.

Other Commitments and Agreements

HBMS Parent has certain other commitments and agreements that are not included in the table above, including a profit sharing plan whereby 10% of its after tax earnings for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. See Note 18 to the consolidated financial statements of HBMS Parent contained elsewhere in this Prospectus.

Risk Profile

Overview

HBMS Parent is subject to various risks in its day-to-day operations. The likelihood and severity of these risks are mitigated by application of high standards in the planning, construction and operation of HBMS Parent's facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. HBMS Parent has a solid track record of developing and operating base metal mines, and its safety record, as expressed by the widely-used frequency measure of lost time accidents per 200,000 hours worked, has followed a steady improvement curve, from more than 16 in 1994 to 0.7 in the first half of 2004.

Business risk is also mitigated through the purchase of insurance coverage, including coverage for property damage, business interruption and liability.

Financial Risk and Financial Instruments

HBMS Parent's net income is sensitive to fluctuations in metal prices. Further, the market prices of all of HBMS Parent's metal products are U.S. dollar based and HBMS Parent's net income is therefore sensitive to

fluctuations in the US$/C$ exchange rate. The approximate sensitivities of 2004 net income to movements in metal prices and exchange rates, using the first half of 2004 as a basis, are shown in the following table.

	Change	Earnings Impact
Copper	US1¢/lb	C$1.3 million
Zinc	US1¢/lb	C$3.0 million
Gold	US$10/oz	C$0.9 million
Silver	US$1/oz	C$0.8 million
Exchange Rate	C1¢/U.S.dollar	C$2.7 million

In order to mitigate the impact of fluctuating metal prices and exchange rates, from time to time HBMS Parent enters into hedging transactions pursuant to its Hedge Risk Management Policies and Procedures. The Policies prohibit the implementing of uncovered hedges and HBMS Parent does not use complex derivatives to hedge its exposures and does not hold hedges for speculative purposes. The accounting policy relating to financial instruments and commodity contracts and details of forward contracts and options held by HBMS Parent are set out in Notes 2 and 14 to the financial statements.

Credit Risk

Essentially all HBMS Parent sales are to CMM. CMM's financial results are proportionately consolidated into HBMS Parent's financial statements. All of HBMS Parent's accounts receivable from metal sales are with CMM. CMM provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. CMM mitigates its credit risk by carrying out credit evaluations on its customers, by making a significant portion of its sales on a cash basis and by maintaining insurance on its accounts receivable.

HBMS Parent is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. HBMS Parent does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

Operational Risk

The business of metal mining and processing is generally subject to certain types of risks and hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, vessel or other structural failure, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, monetary losses and possible legal liability. As a result HBMS Parent could be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

HBMS Parent's reserves and resources are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. To maintain or grow production levels over the long term HBMS Parent must continually replace mineral reserves depleted by production by upgrading mineral resources to reserves, expanding known orebodies or locating new ones. Success in mineral exploration is highly uncertain and there is a risk that future depletion of mineral reserves, through normal mining operations, will not be adequately replaced.

Environmental Risk

HBMS Parent's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. HBMS Parent is required to obtain governmental permits and to comply with applicable decommissioning and reclamation rules. Although HBMS Parent makes provision for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that HBMS Parent has been or will be at all times in complete compliance with such laws and

regulations or that the costs of complying will not have a material adverse effect on its financial performance, liquidity and results of operations.

Transactions with Related Parties

All of the issued and outstanding shares of HBMS Parent are indirectly owned by Anglo American plc. HBMS Parent is related to companies controlled by Anglo American plc or over which Anglo American plc has significant influence.

Transactions with related parties are carried out in the normal course of business. From time to time HBMS Parent exchanges product of like quality and quantity at different geographic locations to reduce freight costs that would otherwise be incurred if the material were physically shipped to the original purchasers. The exchange partner is sometimes a related party. All transactions of this nature are at competitive market rates and terms. Details of related party transactions and balances are set out in Note 16 to the financial statements.

Critical Accounting Estimates

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. HBMS Parent evaluates the estimates periodically, including those relating to ore reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

Ore Reserves

Ore reserves are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production basis based on related proven and probable ore reserves.

Impairment

The carrying value of HBMS Parent's operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value. During 2003 HBMS Parent determined that the carrying value of its property, plant and equipment and unamortized mine development expenditures did not reflect the fair value of those assets based on future potential earnings and costs. The carrying values of these items were written down by a total of $269 million based on the discounted cash flows forecast to be generated by HBMS Parent's assets.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of HBMS Parent's inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at HBMS Parent's metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

Future Tax Assets and Liabilities

HBMS Parent uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. HBMS Parent evaluates the carrying value of its future tax assets periodically be assessing its valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommisioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Restoration costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from HBMS Parent estimates.

Pensions and Other Employee Future Benefits

HBMS Parent's on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by HBMS Parent, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Changes in Accounting Policies

Financial Instruments and Commodity Contracts

Effective January 1, 2004, the CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

As a result of this change in accounting policy, HBMS Parent's earnings for the six months ended June 30, 2004, decreased by $0.4 million. Total assets increased by $11.5 million and total liabilities increased by $1.9 million as at June 30, 2004 as a result of this new accounting policy. Cash flow was not affected by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

Further details on this change in accounting policy are set out in Note 2 to the financial statements.

USE OF PROCEEDS

The gross proceeds from this Offering of $ • ($ • if both the Underwriters' Option and the Over-Allotment option are exercised in full) will be deposited into escrow (the "Escrowed Funds") at the closing of the Offering, with Equity Transfer Services Inc., as escrow agent (the "Escrow Agent").

Provided that the Escrow Release Conditions are satisfied prior to the Termination Time, the Escrowed Funds (together with interest or other income earned thereon) will be released to the Company no later than 5:00 p.m. (Toronto time) on the closing date of the Acquisition. We intend to use the net proceeds from this Offering, after deducting the fees payable to the Underwriters and expenses of this Offering, together with the net proceeds of the Debt Financing, to fund the purchase price for the Acquisition ($325 million, subject to adjustment on closing, such adjustment currently estimated to be approximately $13 million for a net purchase price of $312 million) for transaction costs relating to the Acquisition (approximately $20 million) and for general corporate and working capital purposes, which may include repayment of debt.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Subscription Receipts

The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") to be entered into by us with Equity Transfer Services Inc.,

as escrow agent (the "Escrow Agent"). The following summary of the Subscription Receipt Agreement is not complete and is qualified in its entirety by reference to the Subscription Receipt Agreement.

After giving effect to the Consolidation, upon exchange each Subscription Receipt entitles the holder thereof to acquire one Common Share and one-half of one Warrant for no additional consideration. The number of Common Shares issuable upon exchange will be subject to adjustment in certain circumstances, as more fully described below. Upon satisfaction of the Escrow Release Conditions, outstanding Subscription Receipts will be automatically exchanged with no action required by the holders thereof. If the Escrow Release conditions are not satisfied, or if the Acquisition Agreement is terminated, prior to the Deadline (in either case, the "Termination Time"), commencing on the third business day following the Termination Time the Escrow Agent will return to holders of Subscription Receipts an amount equal to the Offering Price for the Subscription Receipts plus a pro rata share of the interest or income earned thereon (less applicable withholding tax, if any).

The Subscription Receipt Agreement provides for adjustment in the number of Common Shares issuable upon the exchange of the Subscription Receipts upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Subscription Receipt Agreement, or a distribution of Common Shares upon the exercise of the Subscription Receipts or pursuant to the exercise of directors, officers or employee stock options granted under the Company's stock option plans);

(b) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Subscription Receipt Agreement, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Subscription Receipt Agreement also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Subscription Receipts in the event of the following: (1) reclassification of the Common Shares; (2) consolidation, amalgamation, plan of arrangement or merger of us with or into another entity (other than a consolidation, amalgamation, plan of arrangement or merger that does not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the our subsidiaries) of our undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

No adjustment in the number of Common Shares purchasable upon the exercise of the Subscription Receipts will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares to be received upon exchange by at least one one-hundredth of a Common Share.

No fractional Common Shares will be issuable upon the exercise of any Subscription Receipts, as a result of the Consolidation or otherwise, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Subscription Receipts will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

From time to time, the Escrow Agent and us, without the consent of the holders of Subscription Receipts, may amend or supplement the Subscription Receipts for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Subscription Receipts. Any amendment or supplement to the Subscription Receipt Agreement that adversely affects the

interests of the holders of the Subscription Receipts may only be made by "extraordinary resolution", which is defined in the Subscription Receipt Agreement as a resolution either (1) passed at a meeting of the holders of Subscription Receipts at which there are holders of Subscription Receipts present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Subscription Receipts and passed by the affirmative vote of holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts.

Common Shares

We are authorized to issue an unlimited number of Common Shares of which there are 237,624,415 issued and outstanding as of November 8, 2004. We have called a special meeting of our shareholders at which shareholders will consider and, if deemed advisable, authorize the Consolidation on the basis of one Common Share for every • Common Shares outstanding. After giving effect to the exchange of the Subscription Receipts and presuming the completion of the Consolidation, there will be approximately • Common Shares (• Common Shares if both the Underwriters' Option and the Over-Allotment Option are exercised in full) issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be created and issued pursuant to a warrant indenture (the "Warrant Indenture") that we will enter into with Equity Transfer Services Inc., as warrant agent thereunder (the "Warrant Agent"). We will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, once negotiated.

Each whole Warrant will entitle the holder to purchase one Common Share at a price of $ • . The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on • , after which time the Warrants will expire and become null and void. Under the Warrant Indenture, we will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Corporation's stock option plans);

(b) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights that a holder of Common Shares would have.

From time to time, we and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants.

Rights

Our board of directors has implemented a shareholder rights plan (the "Rights Plan") under the terms of a shareholder rights plan agreement dated as of November 9, 2004 between us and Equity Transfer Services Inc., as rights agent (the "Rights Agreement"). The Rights Plan is subject to shareholder approval at a special meeting of Shareholders to be held on December 8, 2004. The fundamental objectives of the Rights Plan are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our board of directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the board of directors, the Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

One Right has been issued by us in respect of each Common Share which is currently outstanding, and one Right will be issued in respect of each Common Share issued during the balance of the term of the Rights Plan (which term expires on November 9, 2007, assuming we receive shareholder approval as provided above) prior to the Separation Time, as described below.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and treated separately from the Common Shares.

The Rights will separate from the Common Shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

For the purposes of the Rights Plan the requirements for a Permitted Bid include the following:

(a) the take-over bid must be made by way of a take-over bid circular;

(b) the take-over bid must be made to all shareholders, other than the bidder;

(c) the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

(d) if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten days from the date of such public announcement;

(e) the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(f) the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

CAPITALIZATION

	As at December 31, 2003[1]	As at June 30, 2004[1]	After Giving Effect to the Exchange of the Subscription Receipts, the Debt Financing, the Consolidation, Reduction of Stated Capital and the Acquisition[2][3]
		(unaudited) (in thousands)	(unaudited)
Long term debt (including current portion):			
Obligations under capital leases	$ —	$ —	$13,079
Debt obligations	—	—	17,500
Other liabilities	—	—	1,005
Convertible debentures	2,000	2,933	2,933
Senior secured notes	—	—	•
Shareholders' equity:			
Common shares	21,379	24,848	•
(Authorized — unlimited)	(169,848 shares)	(203,105 shares)	(• shares)
Share subscription receivable	(250)	(90)	(90)
Common shares to be issued	47 (768 shares)	—	—
Share purchase options	1,580 (16,500 options)	1,694 (17,895 options)	1,694 (17,895 options)
Share purchase warrants	4,434 (78,894 warrants)	5,843 (90,426 warrants)	• (• warrants)
Share purchase warrants to be issued	51 (768 warrants)	—	—
Contributed surplus	516	516	516
Deficit	(19,096)	(21,979)	—
Total capitalization	$ 10,661	$13,765	$ •

Notes:

(1) See our consolidated financial statements.

(2) See the pro forma consolidated financial statements.

(3) A special meeting of the shareholders of ONTZINC has been called for December 8, 2004, to, among other things: authorize the consolidation of the Common Shares on the basis of one new Common Share for up to 40 old Common Shares; and to authorize a reduction of the stated capital by approximately $21,978,000.

The following summarizes the material indebtedness and other liabilities that we expect to have following the completion of the Acquisition.

Notes

We plan to finance the Acquisition with the net proceeds of this Offering and the net proceeds of the proposed Debt Financing.

On a pro forma basis we have assumed an issuance of an aggregate principal amount of US$ • million • % senior secured notes due • , 2011. Considered in Canadian currency, total proceeds would be converted at an exchange rate of US$1.00 = • , for net proceeds of • .

Province of Manitoba Loan

HBMS currently has an interest free loan in the amount of $17.5 million from the Province of Manitoba, secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and guaranteed by Anglo American plc. This loan is due in instalments of $2 million on June 14, 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. The existing terms of this loan provide that it is repayable, together with a premium, on a change of control of HBMS. We intend to negotiate with the Province of Manitoba to continue this loan on terms comparable to the existing loan. If we are unable to re-negotiate this loan the principal

amount outstanding thereunder will be repaid prior to completion of the Acquisition. The pro forma consolidated balance sheet and statements of operations contemplate continuation of the loan.

Capital Lease Obligations

As at June 30, 2004, HBMS had capital lease obligations in respect of which the minimum lease payments over the next five years total approximately $13.1 million. Details of these payments are more fully described in Note 7 "Obligations Under Capital Lease" to the consolidated financial statements of HBMS Parent. Following the Acquisition, we will be responsible for the HBMS capital lease obligations, as reflected in the pro forma consolidated balance sheet and statements of operations.

Bank Line of Credit

We have received an indicative term sheet for an operating line of credit in the amount of $50 million to be secured by accounts receivable and inventories. The line of credit will be utilized to cover short-term cash requirements and to secure letters of credit.

Reclamation Security Agreements

HBMS has a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of HBMS' reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, HBMS has granted to the Province of Saskatchewan security interests in all mining equipment, buildings and fixtures owned by HBMS and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures.

In addition, HBMS has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of HBMS' reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, HBMS has granted to the Province of Manitoba security interests in all mining equipment, buildings and fixtures owned by HBMS and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures.

The security interests granted to the Provinces of Saskatchewan and Manitoba rank *pari passu.*

OPTIONS TO PURCHASE SECURITIES

Share Incentive Plan

Our share option plan (the "Share Option Plan") dated July 9, 2002, as amended July 5, 2004 is designed to encourage our directors, senior officers, employees and consultants and those of our affiliates and other designated persons to own Common Shares. Options may be granted under the Share Option Plan only to our directors, senior officers, employees and consultants and those of our subsidiaries and other designated persons as designated from time to time by the board of directors. The number of shares that may be reserved for issuance under the Share Option Plan is limited to 10% of the issued and outstanding Common Shares as at the date of the grant of Options. The maximum number of Common Shares that may be reserved for issuance to any one person under the Share Option Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis). Any shares subject to an option that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Share Option Plan. The option price of any Common Shares cannot be less than the closing price of the Common Shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSX-V. Options granted under the Share Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be our employee, senior officer, director or consultant or that of any of our subsidiaries or ceasing to have a designated relationship with us, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Share Option Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant change in our capitalization. Subject to shareholder approval in certain circumstances, the board of directors may from time to time amend or revise the terms of the Share Option Plan.

The following is a summary of options that have been granted to our directors, officers, employees or consultants under the Share Option Plan that were outstanding as of November 5, 2004.

Class of Optionee (Number of Optionees in Class)	Number of Common Shares Under Option	Date of Grant	Exercise Price ($)	Expiry Date
Executive officers and past executive officers as a group (4)	300,000	12-Mar-02	$0.11	26-Aug-06
	700,000	30-Jul-03	$0.11	1-Aug-08
	1,100,000	27-Nov-03	$0.10	27-Nov-08
	8,000,000	21-July-04	$0.12	21-July-09
	4,000,000	9-Nov-04	$0.16	9-Nov-09
Directors and past directors who are not also executive officers as a group (4)	750,000	14-Jun-01	$0.15	13-Jun-06
	425,000	12-Mar-02	$0.25	26-Aug-06
	1,000,000	30-Jul-03	$0.11	28-Aug-08
	1,420,000	1-Aug-03	$0.11	1-Aug-08
	250,000	27-Nov-03	$0.10	27-Nov-08
	350,000	2-Dec-03	$0.25	26-Aug-07
	400,000	2-Dec-03	$0.10	26-Aug-07
	400,000	2-Dec-03	$0.10	26-Aug-07
Employees (6)	150,000	14-Jun-01	$0.15	13-Jun-06
	500,000	27-Nov-03	$0.10	27-Nov-08
	400,000	3-Dec-03	$0.25	26-Aug-07
	75,000	1-Jan-04	$0.10	27-Nov-08
	500,000	7-Jun-04	$0.10	7-Jun-09
	75,000	30-Jul-03	$0.11	1-Aug-08
	20,795,000			

WARRANTS

As at November 5, 2004, the following warrants to purchase Common Shares were outstanding. The table below does not include the Warrants that are to be issued upon exchange of the Subscription Receipts.

Number Outstanding	Exercise Price	Expiry Date
350,000	$0.13	February 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,086,544	0.13	August 25, 2005
250,000	0.10	October 3, 2005
26,672,734	0.14	September 8-23, 2005
33,000,000	US$0.12	October 9-21, 2005
768,400	US$0.12	January 13, 2006
1,984,200	$0.30	December 23-31, 2005
374,840	0.25	December 30, 2005(1)
15,553,798	0.20	March 31, 2006
17,260,000	0.06	September 28, 2006
3,452,000	0.05	September 28, 2006(2)
111,208,166		

Notes:

(1) Each common share purchase warrant is exercisable for one unit, which is comprised of one Common Share and one-half of one common share purchase warrant. Each whole underlying whole common share purchase warrant entitles the holder thereof to purchase one Common Share at a price of $0.30 at any time prior to December 31, 2005.

(2) Each common share purchase warrant is exercisable for one unit, which is comprised of one Common Share and one-half of one common share purchase warrant. Each whole underlying common share purchase warrant entitles the holder thereof to purchase one Common Share at a price of $0.06 at any time prior to September 28, 2006.

PRIOR SALES

The following table contains details of prior sales of Common Shares during the preceding twelve month period.

Date of Issuance	Number of Common Shares	Price per Common Share
September 2004[1]	34,520,000	$0.05
June 2004[2]	31,107,594	$0.18
April 2004[3]	160,000	$0.25
December 2003[4]	4,068,400	$0.25
November 2003[5]	1,183,333	US$0.15

Notes:

(1) Private placement of 34,520,000 units at a price of $0.05 per unit, each such unit being comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one Common Share upon the payment of $0.06, at any time prior to September 30, 2006. In connection with the private placement of units of ONTZINC completed on September 30, 2004, Northern Securities Inc., the lead agent in respect of that financing, holds an over-allotment option to purchase up to 5,178,000 units at an issue price of $0.09 per unit, at any time prior to November 30, 2004. Each such unit is comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable for one Common Share at a price of $0.12 for a period of two years from the date of issue. In addition, Northern Securities Inc. is entitled to receive broker warrants entitling it to purchase that number of Units equal to 10% of the units sold pursuant to the over-allotment, at a price of $0.09 per unit. We expect that Northern Securities will exercise this over-allotment option.

(2) Private placement of 31,107,594 units at a price of $0.18 per unit, each unit being comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one Common Share upon the payment of $0.20, at any time prior to March 31, 2006.

(3) We settled $40,000 of amounts owing to a creditor through the issuance of 160,000 Common Shares.

(4) Private placement of 4,068,400 units at a price of $0.25 per unit, each unit being comprised of one flow-through Common Share and one-half of a flow-through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one flow-through Common Share upon the payment of $0.30, at any time prior to December 23 to 31, 2005.

(5) Private placement of 1,833,333 Common Shares at a price of US$0.15 per Common Share.

PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed on the TSX-V under the symbol "OTZ". The volume of trading and the closing price of our Common Shares during the periods indicated are set forth in the following table.

Period	High ($)	Low ($)	Volume (Shares)
2002			
Fourth Quarter	$0.17	$0.05	8,047,248
2003			
First Quarter	$0.14	$0.07	3,139,966
Second Quarter	0.19	0.07	5,977,970
Third Quarter	0.30	0.07	12,292,356
Fourth Quarter	0.35	0.20	17,580,925
2004			
First Quarter	$0.26	$0.145	59,094,841
Second Quarter	0.165	0.08	55,023,631
July	0.10	0.045	19,391,744
August	0.07	0.05	10,110,806
September	0.06	0.045	5,784,172
October	0.16	0.05	50,090,108

On November 9, 2004, the last day on which the Common Shares traded prior to the date of this Prospectus, the closing price of our Common Shares on the TSX-V was $0.16 per share.

ESCROWED SECURITIES

The following table sets forth information relating to our securities held in escrow as of November 9, 2004.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares[(1)]	1,818,756	0.8%
Common Shares[(2)]	5,400,000	2.3%
Common Shares[(3)]	4,850,245	2.0%
Common Shares[(4)]	31,308,909	13.2%

Notes:

(1) In respect of the Common Shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the security holders and us, dated April 19, 2003, the remaining dates of release are: January 5, 2005, July 5, 2005, January 5, 2006, July 5, 2006 and January 5, 2007. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(2) In respect of the shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the securityholders and us, dated December 3, 2002, the remaining dates upon which escrowed Common Shares are scheduled to be released are December 4, 2004, June 4, 2005 and December 4, 2005. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(3) In respect of the shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the securityholders and us, dated February 28, 2002, the sole remaining date of release is March 12, 2005. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(4) In respect of the shares held pursuant to a pooling agreement among Equity Transfer Services Inc. (an escrow agent), our insiders who hold Common Shares and us, dated October 13, 2004. Such Common Shares will be released from escrow upon the earlier of the completion or termination of the Acquisition.

PRINCIPAL SHAREHOLDERS

To the best of our knowledge, as of the date of this Prospectus, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares before giving effect to the issue and exchange of Subscription Receipts is as follows.

Shareholder	Number of Common Shares	Percentage of Outstanding Common Shares Before Giving Effect to the Exchange of the Subscription Receipts	Percentage of Outstanding Common Shares After Giving Effect to the Exchange of the Subscription Receipts
Gregory Peebles[(1)]	30,200,000	12.71%	•

(1) Mr. Peebles also holds 14,539,797 common share purchase warrants and 10,526,000 share purchase options.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position, principal occupation and number of shares beneficially owned by each person who is one of our directors and/or executive officers. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at November 5, 2004. All of our directors hold office until the next annual meeting of our shareholders or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
GREGORY J. PEEBLES[(1)] . Toronto, Ontario	Director since March 12, 2002 and Chairman, Chief Executive Officer	Chairman and Chief Executive Officer of the Company	30,200,000
RICHARD W. BRISSENDEN[(1)] .... Toronto, Ontario	Director since June 13, 2003	Chairman of Excellon Resources Inc.	Nil
PETER T. GEORGE ..... *Hamilton, Ontario*	Director since April 21, 2004 and President	President of the Company	708,909
CHRISTOPHER O. IRWIN[(1)].............. Toronto, Ontario	Director since June 13, 2003 and Corporate Secretary	Lawyer at Wildeboer & Dellelce LLP	200,000
DOUGLAS SCHARF..... Toronto, Ontario	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of the Company	Nil

(1) Member of the Audit Committee.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Peebles who, from June 1983 to August 2004, was a partner at the law firm Cassels Brock & Blackwell LLP; Mr. George who, from October 2003 to April 2004, was Vice President of Exploration and New Projects with us, and prior thereto, from January, 1996 to October 2003, was Associate Geologist with A.C.A. Howe International, Limited. and a self-employed consulting geologist; Mr. Irwin who, from January 2001 to December 2003, was an associate at the law firm of Power Budd LLP, and prior thereto, from December 1998 to January 2000, was an associate at the law firm of Boyle & Company; and Mr. Scharf who, from June, 1996, has been the President of Douglas Scharf International Inc., a firm that provides financial services to mining companies.

As at November 8, 2004, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 31,108,909 Common Shares, representing approximately 13.10% of the total number of Common Shares outstanding before giving effect to the exchange of the Subscription Receipts.

Our Directors and Officers Following the Acquisition

The following table sets forth the name, municipality of residence, position and principal occupation of each person who will be one of our directors and/or executive officers following the completion of the Acquisition. Note that the following table does not include a statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers. All directors will be entitled to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company	Principal Occupation
GREGORY J. PEEBLES Toronto, Ontario	Director since March 12, 2002 and Executive Chairman and Managing Director	Executive Chairman and Managing Director of the Company
RICHARD W. BRISSENDEN[(1)] Toronto, Ontario	Director since June 13, 2003	Chairman of Excellon Resources Inc.
PETER T. GEORGE Hamilton, Ontario	Director since April 21, 2004 and Vice President, Exploration	Vice President, Exploration of the Company
CHRISTOPHER O. IRWIN[(1)] Toronto, Ontario	Director since June 13, 2003	Lawyer at Wildeboer & Dellelce LLP
PETER JONES Flin Flon, Manitoba	Director[(2)], President and Chief Executive Officer	President and Chief Executive Officer of the Company
IAN CONN Dallas, Texas	Director[(2)]	Management consultant
NORMAN ANDERSON Vancouver, British Columbia	Director[(2)]	President of Anderson & Associates
JAMES W. ASHCROFT Sudbury, Ontario	Director[(2)]	Mining Consultant
DOUGLAS SCHARF Toronto, Ontario	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of the Company
H. RUSSELL ROOD Winnipeg, Manitoba	President, Mining Division	President, Mining Division of the Company
ALAN HAIR Winnipeg, Manitoba	Vice President, Metallurgy, Safety, Health and Environment	Vice President, Metallurgy, Safety, Health and Environment of the Company
JOHN KNOWLES Winnipeg, Manitoba	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Company
BRIAN GORDON Winnipeg, Manitoba	Vice President and General Counsel	Vice President and General Counsel of the Company
TOM GOODMAN Winnipeg, Manitoba	Vice President, Technical Services and Human Resources	Vice President, Technical Services and Human Resources of the Company

(1) Member of the Audit Committee.

(2) Nominated for election as director at special meeting of shareholders to be held on December 8, 2004, or any adjournment thereof, subject to completion of Acquisition.

Directors and Officers

The following is a brief biography of each individual who will be one of our directors and/or officers following the Acquisition.

Gregory J. Peebles — *Chairman, Chief Executive Officer and Director.* Mr. Peebles is responsible for overseeing our strategy and operations. He has extensive experience both in senior executive and management roles, along with corporate law experience. He has been involved with a number of public and private companies, serving as a director of a number of mining companies and frequently dealing with acquisitions and

divestitures, corporate finance and corporate governance. His specialty is mergers and acquisitions, having completed many such transactions in the Canadian and overseas business communities. While a leading corporate law practitioner, he was extensively involved in the senior executive of Cassels Brock & Blackwell LLP, having been Managing Partner and Chairman of the firm's finance committee, as well as Head of the Business Law Department for over five years. In 1981, Mr. Peebles earned his Bachelor of Laws from the University of Western Ontario in London, Ontario and is a member of the Canadian Bar Association and a former member of the Canadian Managing Partner Roundtable.

Richard Brissenden — *Director.* Mr. Brissenden is a Chartered Accountant. He has been Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Since February 1996, he has been President of Regal Goldfields Limited, a mineral exploration and development company. Mr. Brissenden also serves as a director of several other public companies.

Peter George — *Vice President, Exploration and Director.* Mr. George is responsible for mine project evaluation and development, ongoing exploration programs and identifying and assessing new mineral projects for acquisition. Mr. George has over 36 years of experience in Canada and throughout the international mining industry. He holds an Honours Bachelor of Science in Geology from Queen's University in Kingston, Ontario is a Fellow of the Geological Association of Canada and a member of the Association of Professional Geoscientists of Ontario.

Chris Irwin — *Director.* Mr. Irwin has been an associate of Wildeboer Dellelce, LLP since January 2004. From January 2001 to December 2004, he was an associate of Power Budd LLP, Barristers and Solicitors. Prior thereto, from December 1998 to December 2000, he was an associate of Boyle & Company, Barristers and Solicitors. Mr. Irwin received his Bachelor of Arts from Bishop's University in Lennoxville, Québec in 1990 and his Bachelor of Laws from the University of New Brunswick in Fredericton, New Brunswick in 1994. Mr. Irwin has been a member of the Law Society of Upper Canada since 1996. Mr. Irwin is a director and/or officer of several public companies.

Peter R. Jones, P. Eng. — *President, Chief Executive Officer and Director.* Mr. Jones has been the President and Chief Executive Officer of HBMS since 2002. He joined HBMS in 1995 as Vice President Mining and has subsequently held the positions of Senior Vice President Projects and President Metallurgical Division. As Senior Vice President Projects he was responsible for the 777 Project. Prior to joining HBMS, he held senior positions in operations and projects with Cominco Limited, Cape Breton Development Corporation and Cominco Engineering Services. He has a broad background having worked in potash mines, coal mines, open pit and underground lead zinc mines, gold mines and has directed extensive feasibility studies and management services for a wide range of clients throughout the world. Mr. Jones graduated from the Camborne School of Mines, United Kingdom in 1969 and the Banff School of Advanced Management in 1984. Mr. Jones is the President of the Mining Association of Manitoba and a Director of the Mining Association of Canada.

Ian Conn — *Director.* Mr. Conn is the personal advisor of several chief executive officers in China, France and Australia. He is the former president and chief executive officer of the Asian Pacific Business Unit, Thomas Group Incorporated Limited. Mr. Conn obtained a Bachelor of Engineering from Queen's University in Kingston, Ontario. He has served as a member of a number boards of directors.

Norman Anderson, P.Eng. — *Director.* Mr. Anderson has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Anderson & Associates. He has been active in consulting, particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson serves on a number of boards of directors of public companies. Mr. Anderson is a fellow and Chartered Engineer of the Institute of Mining and Metallurgy, and a member of CIM and the American Institute of Mining, Metallurgical, and Petroleum Engineers.

James W. Aschroft, P.Eng — *Director.* Mr. Ashcroft is the president of J.W. Ashcroft & Associates, a mining consulting company. As a former president of INCO Limited, he managed a vertically-integrated mining company, which during his tenure completed a $270 million mining project, improved its safety and environment record and maintained stable labour relations. He received a national diploma in engineering at Wigan Mining

College in Lancashire, England and has completed an Executive Management Training Course at the Richard Ivey School of Business. Mr. Ashcroft serves on a number of boards of directors and, in some cases, sits on the health and environment, audit and corporate governance committees of such boards.

Douglas Scharf — *Executive Vice-President, Corporate Development.* Mr. Scharf has over 25 years of experience in the international base metals mining and smelting and precious metals sectors. He has been involved in a number of acquisitions, mergers, financings and development projects. As the Chief Financial Officer of the Dome Mines Group of Companies, he was instrumental in the formation of Placer Dome Inc. Mr. Scharf was the Vice President, Finance of Placer Dome Inc. and also a Director and the Chief Financial Officer of Inmet Mining Corporation. He has served as a director and advisor to a number of mining companies. Mr. Scharf is a Chartered Accountant and has a Bachelor of Arts in Economics from York University in Toronto, Ontario.

H. Russell Rood — *President, Mining Division.* Mr. Rood has been with HBMS for six years, prior to which he worked for De Beers, holding various senior management positions. Mr. Rood holds a Bachelor of Civil Engineering and Bachelor of Mining Engineering degrees from the University of Witwatersrand in South Africa. He also attended a part time management program through the School of Business Leadership in Johannesburg, South Africa. Mr. Rood is a member of the South African Institute of Mining.

Alan Hair — *Vice President, Metallurgy, Safety, Health & Environment.* Since joining HBMS in 1996, Mr. Hair has held various operational management roles in the surface plants and was appointed the Vice-President, Metallurgy in early 2004. Prior to joining HBMS, Mr. Hair was Smelting Manager at MIM's zinc smelter in Avonmouth, England. He graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering.

John L. Knowles — *Vice President and Chief Financial Officer.* Mr. Knowles has been involved in the natural resource industry for twenty years, holding senior positions in public and private companies in Canada and Africa. He is a Chartered Accountant and he holds an Honours Bachelor of Commerce degree from Queen's University. He serves on the Tax Committee of the Mining Association of Manitoba Inc. and is Vice-President Finance of Anglo American Exploration (Canada) Limited, a company related to HBMS.

Brian D. Gordon — *Vice President and General Counsel.* Mr. Gordon obtained his Bachelor of Law from the University of Manitoba. Formerly a partner with a major Manitoba law firm, he joined HBMS in 1994 as director, general counsel and corporate secretary. Mr. Gordon is a member of the Law Society of Manitoba and of the Canadian Bar Association.

Tom A. Goodman — *Vice President, Technical Services and Human Resources.* Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He has worked for Anglo-American for over 26 years in a wide variety of operational, technical, and management positions. He recently returned to HBMS after managing a copper smelting and refining company for Anglo American group in Zambia. Mr. Goodman is a member of Canadian Institute of Mining, Metallurgy and Petroleum and The Minerals, Metals & Materials Society.

Committees of the Board of Directors

The board of directors currently has an audit committee. The board of directors ensures that the composition of the audit committee meets the applicable independence requirements of its committee charter and applicable legal and regulatory requirements. Following the completion of the Acquisition, and subject to shareholder approval, the majority of the directors will be independent. Further, following the completion of the Acquisition, the board of directors expects to introduce a compensation committee and a corporate governance and nominating committee.

Audit Committee

The members of our audit committee are Messrs. Peebles, Brissenden and Irwin. Audit committee responsibilities include: oversight of the quality and integrity of our internal controls and procedures; reviewing annual and quarterly financial statements and related management discussion and analysis; monitoring our compliance with legal and regulatory requirements related to financial reporting; engaging the independent auditor; approving independent audit fees; reviewing the qualifications, performance and independence of our independent auditor; considering the recommendations of the independent auditor; monitoring significant changes in accounting policies; evaluating reports of actual or threatened litigation; and examining improprieties or suspected improprieties with respect to accounts and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist it in performing its functions. Except for Mr. Peebles, the members of the audit committee are considered to be independent directors within the meaning of Multilateral Instrument 52-110 *Audit Committees*. Following the completion of the Acquisition, the composition of the audit committee will change so that all of the directors on such committee will be independent.

Corporate Cease Trade Orders or Bankruptcies

None of our directors, officers or other members of our management is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Brissenden, who is a director of Royal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 due to its failure to file financial statements. Mr. Brissenden was also a director of Trenton Industries Inc., which was placed in receivership in 1995. Mr. Brissenden resigned from the board of directors of Trenton Industries Inc. immediately preceding the bankruptcy of that company.

Penalties and Sanctions

None of our directors, officers or other members of management is, or within the ten years prior to the date hereof has been (i) subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (ii) subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long-term compensation for services in all capacities to us and our subsidiaries for the three financial years ended December 31, 2003, December 31, 2002 and December 31, 2001 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 2003, the Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers whose total salary and bonus exceeded $150,000 (approximately US$117,575) (the "Named Executive Officers").

Summary Compensation Table[1]

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
DOUGLAS SCHARF Chief Financial Officer[2]	2003	37,200	Nil	Nil	500,000

Notes:

(1) Mr. Clifford Frame resigned as President and Chief Executive Officer of the Company effective April 21, 2004. Mr. Peebles was appointed as Chairman of the Company on April 21, 2004. Mr. George was appointed as President of the Company on April 21, 2004. Mr. Frame earned no salary or bonus and $58,700 in other compensation in 2003. Mr. Frame was granted 6,600,000 options in 2003 and 1,400,000 options in 2002, all of which have expired unexercised. In 2002, Mr. Frame earned no Salary, Bonus or Other Compensation.

(2) Mr. Scharf was appointed Senior Vice President and Chief Financial Officer on October 7, 2003.

No stock options were granted to the Named Executive Officers, and no stock options were exercised by the Named Executive Officers, during the financial year ended December 31, 2003, other than 8,000,000 stock options granted to Mr. Frame, which expired unexercised in 2004, and the 500,000 stock options granted to Mr. Scharf.

The following table (presented in accordance with the Regulation) sets forth details of the financial year-end value of unexercised options on an aggregated basis.

Financial Year-End Option Values[1]

Name	Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003	
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
DOUGLAS SCHARF Chief Financial Officer[2]	500,000	0	$7,500	$0

Notes:

(1) Mr. Frame was granted 8,000,000 options during 2002 and 2003, all of which were exercisable as at December 31, 2003. The value of such options as at December 31, 2003 was $785,000. Mr Frame resigned as President and Chief Executive Officer of the Company effective April 21, 2004 and all such previously granted options expired unexercised.

(2) On July 5, 2004 the Company re-priced 2,575,000 previously granted options to $0.10, including the 500,000 options granted to Mr. Scharf. The value of such options to Mr. Scharf as at December 31, 2003, based on the revised price, would have been $7,500.

Option Repricing

On July 5, 2004, our shareholders approved the repricing of options previously granted to our directors, senior officers and employees. In accordance with the purpose of the Share Option Plan, we repriced the outstanding options to provide greater personal incentive to our directors, senior officers and employees to advance our interests. The following table sets forth certain information (as prescribed by securities regulation) regarding the only downward repricing of options conducted by us during the previous ten years.

Name	Date of Repricing	Securities Under Options Repriced (#)	Market Price of Securities at Time of Repricing (Per Security)	Exercise Price at time of Repricing (Per Security)	New Exercise Price (Per Security)	Length of Original Option Term Remaining at Date of Repricing
DOUGLAS SCHARF	July 5, 2004	500,000	$0.09	$0.024	$0.10	Four years

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth details of our compensation plans, as of December 31, 2003, under which our equity securities were authorized for issuance.

Plan Category	Equity Compensation	Plan Information	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	Number of Securities to be issued upon exercise of outstanding Options, Warrants and Rights	Weighted — Average exercise price of outstanding Options, Warrants and Rights	
	(a)	(b)	(c)
Equity Compensation Plan Approved by Shareholders	16,500,000	$0.16	Nil
Equity Compensation Plan Not Approved by Shareholders	Nil	Nil	Nil
Total	**16,500,000**	**$0.16**	**Nil**

Employment Agreements

Mr. Peebles, our Chairman and Chief Executive Officer, is currently being compensated at the rate of $500,000 per year. He is eligible for an annual bonus equal to up to 100% of his annual salary, such bonus, if any, to be determined by our directors. Mr. Peebles is also entitled to various perquisites commensurate with his position.

Peter George has agreed to act as our President and a director, and to provide technical support relating to acquisitions, new projects and exploration projects. Mr. George receives a monthly consultancy fee of $30,000, of which $10,000 is to be paid on a monthly basis, $10,000 is to be deferred until we are in a position to pay this amount in full and $10,000 is a retention bonus to be accrued and paid to Mr. George upon him staying with us for a term to be agreed upon. Any unpaid balance will be accrued and paid at such time as our financial condition permits. In addition, Mr. George is entitled to participate in our Stock Option Plan and is eligible for periodic bonuses based upon the achievement of specified goals and objectives, the amount and timing of such bonuses will be determined by our Chief Executive Officer.

Through Douglas Scharf International Inc., Douglas Scharf has agreed to act as our Chief Financial Officer. Mr. Scharf receives a monthly consulting fee of $30,000, of which $10,000 is to be paid on a monthly basis, $10,000 is to be deferred until we are in a position to pay this amount in full and $10,000 is a retention bonus to be accrued and paid to Mr. Scharf upon him staying with us for a term to be agreed upon. Any unpaid balance will be accrued and paid at such time as our financial condition permits, with all unpaid fees to be paid in full no later than April 30, 2006. In addition, Mr. Scharf is entitled to participate in our Stock Option Plan and is

eligible for periodic bonuses based upon the achievement of specified goals and objectives, the amount and timing of such bonuses will be determined by our Chief Executive Officer.

Compensation of Directors

We paid no fees to any of the other non-executive directors for meetings attended. We reimbursed all directors for out-of-pocket expenses reasonably incurred while performing their duties. As described above, we paid two legal firms, with which two of our directors were associated, for legal services provided during our most recent fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to us or any of our subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with us or any of our subsidiaries.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated • , 2004 (the "Underwriting Agreement") between GMP Securities Ltd., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc., and Northern Securities Inc. (collectively, the "Underwriters") and us, we have agreed to issue and sell • Subscription Receipts and the Underwriters have agreed to purchase on • , 2004, or on such other date that we may agree upon with the Underwriters, but not later than February 28, 2005, subject to the terms and conditions stated therein, all but not less than all of such Subscription Receipts at a price of $ • per Subscription Receipt, payable to us against delivery of the Subscription Receipts. The Offering Price for the Subscription Receipts was determined by negotiation between us and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion on the basis of their assessment of the state of financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take-up and pay for all of the Subscription Receipts if any of the Subscription Receipts are purchased under the Underwriting Agreement. Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Under the Underwriting Agreement we have agreed to indemnify the Underwriters and each of their affiliates, directors, officers, employees, partners and agents against certain liabilities.

We have granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at any time prior to the Closing of this Offering, to purchase an additional • Subscription Receipts at the Offering Price.

We have also granted the Underwriters an option (the "Over-Allotment Option"), exercisable at any time until 30 days following the Closing of this Offering, to purchase an additional • Subscription Receipts at the Offering Price. The Over-Allotment option is exercisable in whole or in part only for the purpose of covering over-allotments, if any, or for market stabilization purposes. If the Over-Allotment Option is exercised after closing of the Acquisition, we will issue the appropriate number of Common Shares and Warrants in lieu of Subscription Receipts.

We have agreed to pay the Underwriters an aggregate fee of $ • for the services provided by the Underwriters in distributing the Subscription Receipts under this Offering, which fee will be paid upon release of the Escrowed Proceeds. At the Closing of the Offering we will deliver to the Underwriters a promissory note evidencing our commitment to pay $ • , which portion of the fee will be payable regardless of whether the Acquisition is completed. In addition, we have agreed to issue to the Underwriters, in accordance with the instructions of GMP Securities Ltd., that number of broker warrants equal to 6% of the aggregate number of Subscription Receipts issued in connection with the Offering, each such broker warrant entitling the holder

thereof to acquire one Common Share at a price equal to 115% of the Offering Price for a period of 24 months from the date of closing of the Offering.

This Prospectus qualifies the grant of the Underwriters' Option, the Over-Allotment Option, the distribution of the Subscription Receipts offered upon the exercise of such options, or either of them, and the broker warrants issued to the Underwriters.

If the Over-Allotment Option is exercised in full, the total gross proceeds from the Offering, the underwriting fee and the net proceeds to us will be $ • , $ • and $ • , respectively. If the Underwriters' Option and the Over-Allotment Option are both exercised in full, the total gross proceeds from the Offering, the underwriting fee and the net proceeds to us will be $ • , $ • and $ • , respectively.

Pursuant to policy statements of l'Autorité des Marchés Financiers (Québec) and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase the Subscription Receipts or Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Subscription Receipts, the Common Shares and the Warrants to be issued in exchange for the Subscription Receipts and the Common Shares issuable upon exercise of the Warrants, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Subscription Receipts as part of the distribution of the Subscription Receipts at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this and the next paragraph have the meanings given to them in Regulation S under the U.S. Securities Act.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts in the United States or to, or for the benefit of, U.S. persons. In addition, until 40 days after the commencement of the offering of the Subscription Receipts, an offer or sale of the Subscription Receipts within the United States by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act.

DETAILS OF THE OFFERING

This Offering consists of an aggregate of • Subscription Receipts at a price of $ • per Subscription Receipt. After giving effect to the Consolidation, each Subscription Receipt will entitle the holder thereof with the right to receive, without payment of additional consideration and without any further action, one Common Share (subject to adjustment in accordance with the Subscription Receipt Agreement) and one-half of one Warrant upon satisfaction of the Escrow Release Conditions (as such term is defined below).

The following is a summary of the material attributes and characteristics of the Subscription Receipts. **This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Subscription Receipt Agreement to be entered into between the Company, the Underwriters and Escrow Agent and to be dated as of the date of the Closing Date.**

The Subscription Receipts will be issued on the Closing Date of this Offering pursuant to the terms of the Subscription Receipt Agreement. All Subscription Receipts will rank *pari passu*.

The Escrowed Funds will be delivered to and held in escrow by the Escrow Agent. The Escrowed Funds will be invested in short term interest bearing or discount obligations issued or guaranteed by the government of

Canada, a province of Canada, or a Canadian chartered bank, provided that such obligations are rated at least R1 (middle) by DBRS Inc. or an equivalent rating service as directed in writing by us, pending receipt by the Escrow Agent of the Escrow Release Notice from us and countersigned by GMP Securities Ltd., on behalf of the Underwriters. Such Escrow Release Notice shall confirm that (i) all of the conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to our satisfaction and that any waivers under or amendments to the Acquisition Agreement shall not cause the description of the Acquisition set out in this Prospectus to contain a misrepresentation (as defined in securities legislation) and that the parties to the Acquisition Agreement are prepared to close on the next business day; (ii) our shareholders have approved the Consolidation; and (iii) we and the lead manager in connection with the Debt Financing have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day (collectively, the "Escrow Release Conditions"), and it shall direct and instruct the Escrow Agent to issue and deliver the Common Shares and the Warrants to the holders of Subscription Receipts in the manner and on the conditions set out in the Subscription Receipt Agreement. Provided that the Escrow Release Conditions are satisfied prior to the Deadline, the Escrow Agent will (i) issue to the holders of Subscription Receipts, without payment of additional consideration or any further action by such holders, one Common Share and one-half of a Warrant for each Subscription Receipt held, (ii) pay to the Underwriters the Underwriters' fee (together with interest or income earned thereon) and (iii) release the balance of the Escrowed Funds to the Company (together with interest or other income earned thereon) no later than 5:00 p.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Acquisition Agreement is terminated prior to such time (in either case, the "Termination Time"), the Escrow Agent will return to Subscription Receipt holders commencing on the third business day following the Termination Time an amount equal to the purchase price thereof and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any).

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares and Warrants to such purchaser upon the exchange of the Subscription Receipts. The right of rescission will entitle the purchaser to receive the amount paid for the Subscription Receipts if this Prospectus or any amendment contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of closing of the Offering.

Subject to applicable law, we will be entitled to purchase the Subscription Receipts by private agreement or otherwise.

Subscriptions for the Subscription Receipts will be received subject to the rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will occur on or about • , 2004 (the "Closing Date"), or such other date as we and the Underwriters, may agree to, but in any event not later than • , 2004.

The Subscription Receipts, and the Common Shares and Warrants issuable upon exchange of the Subscription Receipts, will be issued in "book entry only" form and must be purchased or transferred through a CDS participant. We will cause global certificates representing newly issued Subscription Receipts, Common Shares and Warrants to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of such securities must be exercised through, and all payments or other money to which such holders are entitled will be made or delivered by, CDS or a CDS participant through which the holders hold such securities. Each person who acquires Subscription Receipts will receive only a customer confirmation of purchase from the registered dealer from or through which the Subscription Receipts are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS participants having interests in the Subscription Receipts. Notwithstanding the foregoing, Subscription Receipts, Common Shares and Warrants issued in the United States or to U.S. persons will be in the form of a definitive certificate delivered to the holders thereof.

The holders of Subscription Receipts are not shareholders of the Company. The holders of Subscription Receipts are entitled only to receive Common Shares and Warrants on the exchange of their Subscription Receipts or to require us to purchase the Subscription Receipts at the issue price and to be paid a pro rata share of interest earned or income generated thereon as described in this Prospectus. See "Description of Securities Being Distributed — Subscription Receipts".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of our counsel, Cassels Brock & Blackwell LLP, and Ogilvy Renault, counsel to the Underwriters, the following is, as of the date of this Offering, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Subscription Receipts under this Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length and is not affiliated with the Company and holds the Subscription Receipts or the Common Shares and the Warrants issuable on the exchange of Subscription Receipts (collectively, the "Securities") as capital property. Generally, the Securities would be considered to be capital property to a holder provided that the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a holder that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules), a specified financial institution or a holder an interest in which is a tax shelter investment (all as defined in the Tax Act).

This summary is based upon the facts set out in this Offering, the provisions of the Tax Act and the regulations under the Tax Act in force at the date of this Offering and counsel's understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency (the "CCRA") and takes into account all specific proposals to amend the Tax Act and the regulations under the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Offering ("Tax Proposals"). There can be no assurance that any Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or CCRA administrative practices or policies, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Offering.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder of Securities. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Acquisition of Common Shares and Warrants pursuant to Subscription Receipts

No gain or loss will be realized by a holder either (1) on the exchange of a Subscription Receipt for one Common Share and one-half of one Warrant evidenced thereby. Purchasers of a Subscription Receipt entitling the holder to acquire one Common Share and one-half of one Warrant will be required to allocate the aggregate cost thereof between the Common Share and one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. We will allocate $ • to each Common Share and $ • to the one-half Warrant. We believe that such allocation is reasonable, but such allocation will not be binding on the CCRA.

The cost to a holder of a Common Share and one-half of one Warrant acquired on the exchange of a Subscription Receipt will include the amount paid by that holder for the Subscription Receipt. The adjusted cost base of a holder's Common Shares will be determined by averaging the cost of Common Shares acquired on the exchange of Subscription Receipts with the adjusted cost base of other Common Shares, if any, held by the holder as capital property at the time of the exchange.

Exercise or Expiry of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of (i) the holder's adjusted cost base of the Warrant so exercised, and (ii) the price paid for the Common Share (i.e., the exercise price of the Warrant). The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of the expired Warrant

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

Other Dispositions of Subscription Receipts, Common Shares and Warrants

A disposition or deemed disposition by a holder of a Subscription Receipt (for greater certainty, other than on the exchange thereof for a Common Share and one half of one Warrant), a Common Share or a Warrant (other than a disposition of a Warrant on the exercise or expiry thereof) will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt, Common Share or Warrant, as the case may be, are greater (or less) than the aggregate of the holder's adjusted cost base of the Subscription Receipt, Common Share or Warrant, as the case may be, and any reasonable costs of disposition. A holder's adjusted cost base of a Subscription Receipt will generally be the amount paid therefor plus any reasonable costs of acquisition. One-half of any capital gain (a "taxable capital gain") generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss (an "allowable capital loss") realized in a taxation year may generally be deducted from taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains for a particular year may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. The amount of any capital loss realized by a holder that is a corporation on the disposition of Common Shares may be reduced by the amount of any dividends received or deemed to be received by such holder subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. If a holder is a "Canadian-controlled private corporation", as defined in the Tax Act, the holder may be liable to pay an additional refundable tax of 6⅔% on some types of income, including interest and taxable capital gains.

Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have the Common Shares treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Repayment of Issue Price and Interest

If the Escrow Release Conditions are not satisfied prior to the Deadline, a holder will receive the issue price paid for the Subscription Receipt and the holder's share of interest earned on the Escrowed Funds (less any applicable withholding tax. The holder will not generally realize any income, gain or loss on the repayment to the holder of the issue price.

Where a holder is entitled to receive the holder's share of interest earned on the Escrowed Funds, a holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing income for a taxation year any interest accrued to the holder on the Escrowed Funds to the end of the holder's taxation year, or that is receivable or received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's

income for a preceding taxation year. Any other holder that is entitled to receive the holder's share of interest earned on the Escrowed Funds will be required to include in income for a taxation year such interest as is received or receivable by the holder in that taxation year, depending on the method regularly followed by the holder in computing income.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. In addition to the risk factors described elsewhere in this Prospectus, the risk factors that should be taken into account in assessing our activities and deciding to invest in us include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of any investment in us and should be taken into account in assessing our activities.

Risks Relating to the Acquisition

Our significant indebtedness following the Acquisition could adversely affect our ability to operate our business.

Upon completing the Acquisition, we will have a significant amount of indebtedness and significant debt service obligations. After giving pro forma effect to the Acquisition and the financing thereof, as at June 30, 2004, we would have had outstanding debt of $ ● million and our ratio of total debt to total capitalization would have been ● . This high degree of leverage could materially and adversely affect us in a number of ways including:

- limiting our flexibility to plan for, or react to, changes in our business or market conditions;
- limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, and in particular for the exploration and development of our current properties and projects;
- limiting our access to cash available from operations for future acquisitions and our business in general;
- increasing our vulnerability to the impact of adverse economic and industry conditions; and
- placing us at a disadvantage compared to our competitors that have a lower degree of leverage.

In addition, we may not be able to generate sufficient cash flows from operations to service our indebtedness, in which case, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing indebtedness or obtain additional financing, any of which could materially adversely affect our operations and ability to implement our business strategy.

We may incur unexpected costs or liabilities as a result of the Acquisition.

Although we conducted what we believed to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of the acquired business or assets. Following our acquisition of HBMS, we may discover that we have acquired substantial undisclosed liabilities. Such liabilities could have an adverse impact on our business, financial condition, results of operations or cash flows.

Risks Relating to Our Business

The market price of metals is volatile.

Our earnings and financial condition depend upon the market prices of metals, which fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are highly cyclical in nature. Demand is affected by numerous factors beyond our control, including the world supply of metals, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in

international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years. Future price declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, a significant decrease in commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Our operations will be subject to currency fluctuations.

As our core operations will be located in Canada following the Acquisition, our costs and expenses will primarily be in Canadian dollars. However, our revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will eliminate the risk of such fluctuations.

We may engage in hedging activities to minimize the effects of declines in metal prices.

We may in the future engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

We face significant environmental risks.

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. Environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

We are subject to substantial government regulation.

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities (including those of HBMS) are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

The costs of compliance with the Kyoto Protocol could have a material adverse effect on our operations.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but will do so shortly. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations.

Increased concentrate costs could adversely affect our operations.

We rely on the availability of reasonably priced copper and zinc concentrates to operate the HBMS metallurgical complex at full capacity. Production of concentrate from the HBMS Mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, in the past, HBMS has purchased significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. See "Our Business — Operations". Following the Acquisition, we expect to continue to purchase large amounts of copper and zinc concentrate from third parties. Our purchases of these concentrates may increase significantly in the future.

The availability of concentrate may be influenced by a number of factors, many of which are not within our control, including operational difficulties at the concentrate suppliers' mines. Shortages of these concentrates have occurred in the past and may occur in the future. We do not have any purchased zinc concentrate contracts in place. Although we have such contracts for copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for our purposes. The price we pay for concentrate is dependent upon (i) treatment and refining charges, which are set at market prices on the basis of supply and demand for concentrates, and agreed between the vendors of the concentrate and HBMS, and (ii) freight costs of transporting the concentrate to HBMS' Flin Flon metallurgical complex, each of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrates will adversely affect our profitability and the economic viability of our processing operations.

Our exploration activities may not result in discoveries of commercial quantities of ore.

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and

environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot assure you that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Estimates of mineral reserves and projected cash flows may prove to be inaccurate.

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this Prospectus are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in this Prospectus, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Mining operations are inherently dangerous and subject to conditions or events beyond our control, the occurrence of which could have a material adverse effect on our business; Insurance may not cover these risks and hazards adequately or at all.

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Title to some of our mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties (including the properties to be acquired in connection with the Acquisition), there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to acquire desirable mining assets in the future.

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in our current or future debt instruments may restrict and limit our ability to pursue future acquisitions. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance.

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek to replace and expand mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Increased energy prices could adversely affect our operations.

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

Our revenues will be dependent on our metal production; sustaining current production levels or increasing our mineral production depends on our ability to bring new mines into production and to expand mineral reserves at existing mines.

We generate revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at the HBMS Mines is expected to decline over the LOM. In addition, these production estimates and the life-of-mine estimates included in this Prospectus may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mineral reserves and mineral resources is largely dependent on market conditions, the regulatory environment and available technology. As a result, our ability to maintain our current production or increase our annual production of metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Reclamation and mine closure costs could adversely affect our cash flow from operations.

In view of the uncertainties concerning future removal and site restoration costs on our properties including those held by HBMS, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. At the request of ONTZINC, Howe prepared a worst case scenario estimate of the total environmental capital costs for closure and reclamation of $92 million. As shown in the financial statements of HBMS Parent, we estimate that total reclamation costs relating to the closure of all of our facilities in Manitoba and Saskatchewan will be approximately $51.1 million. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that HBMS provides to the governments of the Provinces of Manitoba and Saskatchewan consists of its lands and the equipment, buildings and fixtures located at the HBMS metallurgical complex. To the extent that the value of this collateral becomes insufficient to cover the amount of financial assurance we are required to post, we may be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance.

Although we accrue for future closure costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations.

The temporary shutdown of any of our operations could expose us to significant costs and adversely affect our access to skilled labour.

From time to time, we may have to temporarily shutdown our copper smelting and/or zinc refining operations or one or more of our mines if they are commercially unviable. There are a number of factors that may cause our operations to be unviable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, we will have to continue to expend capital to maintain the plant and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, we may be required to engage in environmental remediation of the plant sites, which would require us to incur additional costs. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial conditions.

We are required to obtain government permits in order to conduct mining operations.

Government approvals and permits are currently required in connection with all of our operations and further approvals and permits may be required in the future. We must obtain and maintain a variety of licences

and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Disruption of transportation services or increased transportation costs could have a material adverse effect on our business, financial condition and results of operations.

At the HBMS properties, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrates to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to our customers. We may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products becomes unavailable, our ability to market our products could suffer. Additionally, increases in our transportation costs relative to our competitors could make our operations less competitive and could affect our profitability.

We are dependent upon key management personnel and executives.

We are dependent upon a number of key management personnel, including the services of certain key HBMS employees. Our ability to manage our exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We have not entered into agreements for the employment of any of these key individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel. We do not maintain "key person" life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on us.

Our business will depend on good relations with our employees.

Production at our mining operations depends on the efforts of our employees. Although certain HBMS unionized employees have agreed to "no-strike" clauses in their collective bargaining agreements, which run until 2012, there can be no assurance that our business will not suffer from work stoppages. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or otherwise in our relationship with our employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to credit risk from our customers to whom we provide credit in the normal course of our operations and in connection with certain derivative contracts.

We provide credit to our customers in the normal course of our operations. HBMS' accounts receivable are with CMM. Although CMM mitigates credit risk by carrying out credit evaluations on its customers, making a significant portion of its sales on a cash basis and maintaining insurance on its accounts receivable, if customers default on the credit extended to them, results of operations could be materially adversely affected. Further, we enter into derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we will be further exposed to credit risk.

Risks Relating to the Offering

There is no market for the active trading of Subscription Receipts and no market is expected to develop.

There is currently no market through which the Subscription Receipts may be sold. Therefore purchasers of Subscription Receipts may not be able to resell Subscription Receipts purchased under this Prospectus. We have applied to list the Common Shares issuable upon exchange of the Subscription Receipts on the TSX-V. Listing will be subject to us fulfilling all listing requirements of the TSX-V.

Our share price may be adversely affected by factors beyond our control.

The Common Shares are listed on the TSX-V. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in zinc and copper prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities continue to not follow our securities; the lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of Common Shares; and the size of our public float may limit the ability of some institutions to invest in our securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

LEGAL PROCEEDINGS

In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, a division of HBMS, CMM and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and cannot currently assess its potential liability in relation to this claim.

An action has been commenced against Hudson Bay Exploration and Development Company Limited, Anglo American Exploration (Canada) Ltd. and certain employees claiming a breach of confidence relating to mining claims staked by the defendants in Northern Québec. The plaintiff has alleged that the defendants misused confidential information to its detriment. The plaintiff is seeking, among other things, to have the claims transferred to the plaintiff, along with unspecified damages.

In 1994, HBMS received $18.5 million pursuant to a litigation settlement agreement. The Canada Revenue Agency has questioned HBMS' treatment of the receipt of these funds as non-taxable damages. HBMS has had discussions with the Canada Revenue Agency in this regard which may lead to litigation.

HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HBMS' former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No further steps have been taken by the plaintiffs to proceed with their claims since 1995.

A claim has been filed against HBMS in relation to the workplace death of an employee. We understand that such a claim is statute barred pursuant to the *Workers Compensation Act.* We understand that HBMS believes that it has a good defence to this claim and that HBMS should not be held liable in respect of this claim. The Chief Medical Examiner of the Province of Manitoba has also commenced an inquest into this workplace death. The inquest is currently underway.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere in this Prospectus, none of our directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect us or any of our subsidiaries.

In connection with our purchase of the Balmat Mine, St. Lawrence Zinc Company LLP, one of our subsidiaries received assistance from Frame Mining Company ("FMC"), a company controlled by a former officer and director of ONTZINC. FMC advanced US$1 million to our subsidiary in order for it to assume an environmental bond. Further, FMC provided security on a proposed US$4 million project loan to our subsidiary. As security for these debts, we pledged a 51% interest in our subsidiary. Under the terms of the agreement, 26% of the ownership interest held as security was released to us after the repayment of the US$1.0 million advanced by FMC and an additional payment of US$200,000. The remaining 25% ownership interest held as security was released upon the final repayment of US$800,000 to FMC.

In 2003, we settled $362,724 of related party debts through the issuance of 3,022,691 Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, Toronto, Ontario.

The Escrow Agent for the Subscription Receipts is Equity Transfer Services Inc. at its principal offices in Toronto, Ontario. The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by us within the two years prior to the date hereof or which will be entered into in connection with the Offering, other than in the ordinary course of business, are as follows:

1. the Acquisition Agreement referred to under the heading "General Development of the Business — Acquisition of HBMS";
2. the Balmat Acquisition Agreement referred to under the heading "General Development of the Business of the Company";
3. the Rights Plan referred to under the heading "Description of Securities being Distributed — Rights";
4. the Underwriting Agreement referred to under the heading "Plan of Distribution";
5. the Subscription Receipt Agreement referred to under the heading "Description of Securities Being Distributed"; and
6. the Warrant Indenture referred to under the heading "Description of Securities being Distributed — Warrants".

Copies of the foregoing agreements may be inspected at our head office during normal business hours during the period of distribution of the securities qualified hereunder and for a period of 30 days thereafter.

EXPERTS

Certain legal matters relating to the distribution of the Subscription Receipts will be passed upon by Cassels Brock & Blackwell LLP, on our behalf, and by Ogilvy Renault, on behalf of the Underwriters.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase the securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this Prospectus

"basalt"	A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.
"CIM"	Canadian Institute of Mining, Metallurgy and Petroleum.
"concentrator"	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.
"double-drum hoist"	A hoist with two drums that can be driven separately or together by a clutch.
"felsic"	A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.
"grade"	The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals. Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
"hectare"	One hectare equals 2.47 acres.
"Kt"	One thousand tonnes.
"mafic"	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.
"metallurgy"	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
"mine"	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.
"mineral reserves"	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

"proven mineral reserves"	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
"probable mineral reserves"	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"mineral resources"	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:
"measured mineral resource"	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
"indicated mineral resource"	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"inferred mineral resource"	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"mineralization"	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.
"Mm"	Millions.
"mm"	Millimetres (0.001 metres).
"NI 43-101"	National Instrument 43-101 — Standards of Disclosure for Mineral Projects.
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"ounce" or "oz"	Troy ounce, equal to approximately 31.103 grams.
"pressure leaching"	In chemical extraction of valuable ore constituents, use of an autoclave to speed processing by means of increased temperatures and pressures.

"recovery"	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.
"roasting"	Heating an ore to effect some chemical change that will facilitate smelting.
"stratiform"	Having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.
"stratigraphic sequence"	A chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption; e.g., a sequence of bedded rocks of interregional scope, bounded by unconformities.
"stratigraphy"	The science of rock strata. It is concerned not only with the original succession and age relations of rock strata but also with their form, distribution, lithologic composition, fossil content, geophysical and geochemical properties; indeed, with all characters and attributes of rocks as strata; and their interpretation in terms of environment or mode of origin, and geologic history.
"tailings"	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.
"ton"	An English unit of measurement 1,102 kilograms.
"tonne"	A metric tonne, 1,000 kilograms or 2,204.6 pounds.

Conversion Table

To Convert	To	Multiply by
Short tons	Tonnes	1.10231
Long tons	Tonnes	0.98422
Pounds	Tonnes	2204.62
Ounces (troy)	Tonnes	32,150
Ounces (troy)	Kilograms	32.150
Ounces (troy)	Grams	0.03215
Ounces (troy)/short ton	Grams/tonne	0.02917
Acres	Hectares	2.47105
Miles	Kilometres	0.62137
Feet	Metres	3.28084

INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements of

ONTZINC CORPORATION

June 30, 2004

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To: The Directors of ONTZINC Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of ONTZINC Corporation (the "Corporation" or "ONTZINC") as at June 30, 2004 and the unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned ONTZINC to the unaudited consolidated financial statements of the Corporation as at June 30, 2004 and for the six months then ended and the audited consolidated financial statements of the Corporation for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned HBMS to the unaudited consolidated financial statements of 152640 Canada Inc., the parent company of Hudson Bay Mining and Smelting Co., Limited, ("HBMS") as at June 30, 2004 and for the six months then ended and the audited financial statements of HBMS for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of the Corporation of who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
4. The officials:
   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ONTZINC and HBMS as at June 30, 2004 and for the six months then ended and for the year ended December 31, 2003, and found the amounts in the column captioned pro forma to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less then either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
● , 2004

Chartered Accountants

ONTZINC CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

June 30, 2004

($000)

	ONTZINC	HBMS	Pro forma adjustments (note 2)		Pro forma
ASSETS					
Current assets					
Cash	$ 3,091	$ 26,421	$ (312,194)	(a)	$ •
			•	(b)	
			•	(c)	
Accounts receivable	—	71,785	—		71,785
Inventories	—	81,329	—		81,329
Prepaid expenses and other current assets	746	1,311	—		2,057
Current portion of fair value of derivatives	—	6,751	—		6,751
	3,837	187,597	•		•
Investments	—	152	—		152
Property, plant and equipment	128	364,916	—		365,044
Mining properties, leases and deferred exploration expenses	8,809	—	—		8,809
Environmental deposits	1,917	—	—		1,917
Fair value of derivatives	—	4,735	—		4,735
Deferred financing costs	891	—	•	(c)	891
	$ 15,582	$ 557,400	$ •		$ •
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	$ 1,035	$ 62,642	$ —		$ 63,677
Current portion of obligations under capital lease	—	2,525	—		2,525
Current portion of long-term debt	—	2,000	—		2,000
Current portion of fair value of derivatives	—	2,152	—		2,152
	1,035	69,319	—		70,354
Obligations under capital leases	—	10,554	—		10,554
Debt obligations	1,683	15,500	—	(c)	17,183
Pension obligation	—	34,308	13,000	(a)	47,308
Other employee future benefits	—	37,570	21,788	(a)	59,358
Asset retirement obligations	781	32,438	—		33,219
Fair value of derivative instruments	—	1,393	—		1,393
Deferred charge derivative instruments	—	8,331	—		8,331
Other non-current liabilities	—	1,005			1,005
Senior secured notes	—	—	•	(c)	•
Redeemable preferred shares	—	1,270,241	(1,270,241)	(a)	—
SHAREHOLDERS' EQUITY					
Common shares	24,848	15,021	(15,021)	(a)	2,870
			(21,978)	(d)	
Subscription receipts	—	—	•	(b)	•
Share subscription receivable	(90)	—	—		(90)
Warrants	5,843	—	—		5,843
Stock options	1,694	—	—		1,694
Contributed surplus	516	117,847	(117,847)	(a)	516
Equity component of convertible debentures	1,250	—	—		1,250
Cumulative translation adjustment	—	(209)	209	(a)	—
Deficit	(21,978)	(1,055,918)	1,055,918	(a)	—
			21,978	(d)	
	12,083	(923,259)	•		•
	$ 15,582	$ 557,400	$ •		$ •

The accompanying notes form an integral part of these pro forma financial statements.

ONTZINC CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For The Six Month Period Ended June 30, 2004

($000)

	OntZinc	HBMS	Pro forma adjustments (note 3)		Pro forma
Revenues:					
Net sales	$ —	$272,102	$ —		$272,102
Other income	13	2,776	—		2,789
	13	274,878	—		274,891
Costs and expenses:					
Operating	—	219,727	—		219,727
General and administrative	2,790	4,043	—		6,833
Depreciation, depletion, amortization and accretion expense	87	26,239	•	(b)	•
Foreign exchange loss (gain)	(83)	1,039	—		956
Loss on derivative instruments	—	158	—		158
Interest expense	499	—	•	(a)	•
	3,293	251,206	•		•
Earnings (loss) before income taxes	(3,280)	23,672	•		•
Income taxes expense (recovery)	(397)	59	—		(338)
Earnings (loss) for the period	$ (2,883)	$ 23,613	$ •		$ •
Earnings (loss) per share (note 4)	$ (0.02)				$ •
Weighted average number of common shares outstanding (note 4)	187,221,822				•

The accompanying notes form an integral part of these pro forma financial statements.

ONTZINC CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For The Year Ended December 31, 2003

($000)

	OntZinc	HBMS	Pro forma adjustments (note 3)		Pro forma
Revenues:					
Net sales	$ —	$417,914	$ —		$417,914
Other income	8	843	—		851
	8	418,757	—		418,765
Costs and expenses:					
Operating	—	430,626	—		430,626
General and administrative	5,354	6,907	—		12,261
Depreciation, depletion, amortization and accretion expense	39	72,787	•	(b)	•
Exploration	—	5,550	—		5,550
Foreign exchange loss (gain)	(207)	(37,272)	—		(37,479)
Interest expense	—	—	•	(a)	—
Asset impairment	—	268,944	—		268,944
	5,186	747,542	•		•
Loss before taxes	(5,178)	(328,785)	•		•
Income tax expense	—	1,318	—		1,318
Loss for the period	$ (5,178)	$330,103	$ •		$ •
Loss per share (note 4)	$ (0.05)				$ •
Weighted average number of common shares outstanding (note 4)	113,087,890				•

The accompanying notes form an integral part of these pro forma financial statements.

ONTZINC CORPORATION

NOTES TO CONSOLIDATED PRO FORMA BALANCE SHEET AND STATEMENTS OF INCOME

($ 000)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial information as at June 30, 2004, for the six months ended June 30, 2004 and for the year ended December 31, 2003 is based on the historical financial statements of OntZinc Corporation (the "Corporation") and Hudson Bay Mining and Smelting Co., Limited ("HBMS"). The pro forma consolidated financial statements have been compiled from information in the:

a) audited financial statements of the Corporation for the year ended December 31, 2003;

b) unaudited financial statements of the Corporation for the six months ended June 30, 2004;

c) audited financial statements of HBMS for the year ended December 31, 2003;

d) unaudited financial statements of HBMS for the six months ended June 30, 2004; and

e) the additional information described in the "Pro Forma Transactions" below.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Corporation's historical financial statements and accompanying notes for its fiscal year ended December 31, 2003 and the six month period ended June 30, 2004 and HBMS's historical financial statements and accompanying notes for the fiscal year ended December 31, 2003 and the six months ended June 30, 2004, each included elsewhere in this Prospectus.

The financial statements of the Corporation and of HBMS used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Corporation has reviewed the accounting policies of HBMS and believe they are materially consistent with the Corporation's accounting policies. No adjustments have been made to the pro forma financial statements to conform accounting policies.

The unaudited pro forma balance sheet as at June 30, 2004 gives effect to the acquisition of HBMS and the issuance of the senior secured notes and subscription receipts as if they had occurred on June 30, 2004. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2004 and for the year ended December 31, 2003 give effect to the acquisition of HBMS and the issuance of the senior secured notes and subscription receipts as if they occurred on January 1, 2003.

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it necessarily indicative of future results that may occur.

Pro forma adjustments are necessary to reflect the issuance of subscription receipts and the subsequent exchange into common shares and warrants of the Corporation, the acquisition of HBMS, the issuance of senior secured notes and related interest and estimated transaction costs. The pro forma adjustments and allocation of the purchase price for HBMS are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator. The final valuation will be based on the actual net tangible and intangible assets of HBMS that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements. In addition, the impact of integration activities, the timing of the completion of the acquisition and other changes in HBMS' net tangible and intangible assets prior to completion of the acquisition could cause material differences in the information presented.

There were no intercompany balances or transactions between the Corporation and HBMS.

2. PRO FORMA TRANSACTIONS

(a) Acquisition of HBMS:

On October 7, 2004, the Corporation entered into a share purchase agreement to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of HBMS, for a cash purchase price of $325 million, subject to adjustments on closing estimated to be $12,806,000 (net cash purchase price of approximately $312 million).

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date.

($ 000)

2. PRO FORMA TRANSACTIONS (Continued)

The preliminary allocation of the total consideration to the assets acquired and liabilities assumed is as follows:

Purchase price	$312,194
Book value of net asset acquired, including redeemable shares	346,982
Excess of net asset over purchase price	$ 34,788
Allocated to:	
Pension obligation	$ 13,000
Other employee future benefits	21,788
	$ 34,788

The Corporation has preliminarily allocated the excess of the net assets over the purchase price to the pension obligation and other employee future benefits.

The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator. The actual net tangible and intangible assets of HBMS that exist as of the date of the completion of the transaction. Any final adjustments may change the allocation of the purchase price which could affect the values preliminarily assigned to the assets acquired and liabilities assumed and such adjustments may be material.

(b) Issuance of subscription receipts:

To reflect the issuance of subscription receipts and exchange into common shares and warrants of • subscription receipts for gross proceeds of $ • , and assumed issue costs of $ • , for net proceeds of $ • .

(c) Issuance of senior secured notes:

In connection with the acquisition of HBMS, a newly incorporated subsidiary of the Corporation will be completing an issuance of $ • senior secured notes due • , 2011 bearing interest at • %. Estimated costs of completing the issuance of the senior secured notes include Underwriters' fees of $ • and other costs of $ • .

(d) Stated capital reduction:

To reflect the elimination of the Corporation's historical deficit through a stated capital reduction of $21,978.

3. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS:

(a) To record 6 months and 12 months of interest, respectively, on the senior secured debentures.

(b) To record 6 months and 12 months of amortization, respectively, of the deferred financing costs related to the issuance of the secured subordinate notes.

4. EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share in the pro forma consolidated statements of operations is based on the pro forma number of common shares of the Corporation outstanding for the six months ended June 30, 2004 and the year ended December 31, 2003 had the issuance of the common shares of the Corporation related to the pro forma transactions taken place on January 1, 2003.

The calculation of diluted earnings per share in the pro forma statement of earnings for the six months ended June 30, 2004 is based on the pro forma number of common shares of the Corporation had the issuance of the common shares of the Corporation related to the pro forma transactions taken place on January 1, 2004. Potentially dilutive common shares outstanding as of November • , 2004 have also been included in the determination of the weighted average number of common shares outstanding under the treasury stock method.

The share consolidation on a • for 1 basis, as outlined in the Prospectus, has been reflected as if the consolidation had taken place on January 1, 2003.

Consolidated Financial Statements of

152640 CANADA INC.

For the financial years ended December 31, 2003, 2002 and 2001 and for the six month periods ended June 30, 2004 and 2003

AUDITORS' REPORT

To the Director of
152640 Canada Inc.

We have audited the consolidated balance sheets of 152640 Canada Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Winnipeg, Manitoba
October 25, 2004

•
Chartered Accountants

152640 CANADA INC.

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
ASSETS			
Current assets			
Cash and cash equivalents	26,421	3,527	4,003
Accounts receivable	73,057	63,911	60,484
Less: allowance for doubtful items	(1,272)	(1,180)	(1,071)
Inventories (note 4)	81,329	80,885	78,154
Prepaid expenses and other assets	1,311	6,865	12,172
Current portion of fair value of derivatives (note 14)	6,751	—	—
	187,597	154,008	153,742
Investments (note 5)	152	152	152
Property, plant and equipment (note 6)	364,916	358,236	579,524
Fair value of derivatives (note 14)	4,735	—	—
	557,400	512,396	733,418
LIABILITIES			
Current liabilities			
Accounts payable	38,439	49,412	55,954
Accrued liabilities	24,203	18,032	17,433
Current portion of obligations under capital lease (note 7)	2,525	13	123
Current portion of long-term debt (note 8)	2,000	2,000	479,522
Current portion of fair value of derivatives (note 14)	2,152	—	—
	69,319	69,457	553,032
Obligations under capital leases (note 7)	10,554	—	13
Debt obligations (note 8)	15,500	17,500	19,500
Pension obligation (note 9)	34,308	33,669	34,596
Other employee future benefits (note10)	37,570	36,608	34,085
Asset retirement obligation (note 2)	32,438	30,825	36,884
Fair value of derivative instruments (note 14)	1,393	—	—
Deferred charge derivative instruments (note 14)	8,331	—	—
Other non-current liabilities	1,005	1,010	2,907
	210,418	189,069	681,017
Redeemable preferred shares (note 11)	1,270,241	1,270,241	668,967
	1,480,659	1,459,310	1,349,984
SHAREHOLDER'S EQUITY (DEFICIENCY)			
Common shares — Issued 122,348 shares (note 11)	15,021	15,021	15,021
Contributed surplus (note 11)	117,847	117,847	117,847
Deficit	(1,055,918)	(1,079,531)	(749,428)
Cumulative translation adjustments	(209)	(251)	(6)
	(923,259)	(946,914)	(616,566)
	557,400	512,396	733,418

Nature of operations and going concern (note 1); **Contingencies** (note 12); **Commitments** (note 18)

The notes constitute an integral part of the consolidated financial statements.

152640 CANADA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in Canadian dollars)

	For the six months Ended June 30		For the years ended December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Revenue					
Sales	272,102	206,176	417,914	436,092	390,589
Other income	29	105	843	1,775	1,722
Amortization of deferred charge of derivative instruments	2,747	—	—	—	—
Business interruption insurance	—	—	—	1,701	17,272
	274,878	206,281	418,757	439,568	409,583
Costs and expenses					
Operating	219,727	221,669	430,626	440,431	417,364
General and administrative	4,043	4,017	6,907	9,561	10,321
Depreciation and amortization	25,621	34,401	70,709	66,429	73,327
Accretion	618	756	2,078	1,890	1,937
Exploration	—	—	5,550	4,538	2,130
Foreign exchange (gain) loss	1,039	(33,599)	(37,272)	(2,021)	33,021
Loss on derivative instruments (note 14)	158	—	—	—	—
Asset impairment (note 6)	—	—	268,944	—	—
	251,206	227,244	747,542	520,828	538,100
Net income (loss) before taxes	23,672	(20,963)	(328,785)	(81,260)	(128,517)
Taxes (note 13)	(59)	(682)	(1,318)	(1,698)	(1,208)
Earnings (loss) for the period	23,613	(21,645)	(330,103)	(82,958)	(129,725)
Deficit — beginning of period	(1,079,531)	(749,428)	(749,428)	(666,470)	(536,745)
Deficit — end of period	(1,055,918)	(771,073)	(1,079,531)	(749,428)	(666,470)

The notes constitute an integral part of the consolidated financial statements.

152640 CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

	For the six months Ended June 30		For the years ended December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
CASH GENERATED (UTILIZED BY):					
Operating activities					
Earnings (loss) for the period	23,613	(21,645)	(330,103)	(82,958)	(129,725)
Items not affecting cash					
Depreciation and amortization	25,621	34,401	70,709	66,428	73,327
Asset impairment	—	—	268,944	—	—
Unrealized portion of change in fair value of derivatives	3,137	—	—	—	—
Amortization of deferred charge derivative instruments	(2,747)	—	—	—	—
Net change in non-cash working capital items (note 22)	(8,746)	15,024	(6,685)	16,129	(17,877)
Other non-cash operating items (note 23)	3,251	(61)	(6,604)	(11,418)	4,714
	44,129	27,719	(3,739)	(11,819)	(69,561)
Investing activities					
Capital expenditures	(32,301)	(59,853)	(118,366)	(112,897)	(188,523)
Proceeds from sale of investments	—	—	—	—	87
	(32,301)	(59,853)	(118,366)	(112,897)	(188,436)
Financing activities					
(Repayments) proceeds from bank	—	—	—	(2,291)	528
Proceeds from sales leaseback	14,353	—	—	—	—
Repayments of obligations under capital lease	(1,287)	(60)	(123)	(113)	(37)
(Repayments) proceeds from borrowings	(2,000)	(477,760)	(479,522)	(8,220)	84,138
Preferred shares issued	—	512,037	601,274	126,054	186,657
	11,066	34,217	121,629	115,430	271,286
Change in cash and cash equivalents	22,894	2,083	(476)	(9,286)	13,289
Cash and cash equivalents — beginning of period	3,527	4,003	4,003	13,289	—
Cash and cash equivalents — end of period	26,421	6,086	3,527	4,003	13,289
Supplementary information					
Interest paid	358	723	748	9,104	17,105
Capital tax paid	89	1,143	2,094	1,720	1,108

The notes constitute an integral part of the consolidated financial statements.

152640 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001 (Audited) and the Six Months Ended June 30, 2004 and 2003 (Unaudited) (expressed in Canadian dollars)

1. NATURE OF THE OPERATIONS AND GOING CONCERN

152640 Canada Inc. (the Company) is an indirect wholly-owned subsidiary of Anglo American plc (AAplc) (the Parent), a company incorporated in England and Wales. The Company, through its wholly-owned subsidiary, Hudson Bay Mining and Smelting Co., Limited, is a base metals producer. Hudson Bay Mining and Smelting Co., Limited's base metals facilities consist of mines, mills and a metallurgical complex for the extraction of copper and zinc. Hudson Bay Mining and Smelting Co., Limited also undertakes exploration and development activities. These activities are conducted in the provinces of Manitoba and Saskatchewan, Canada. Hudson Bay Mining and Smelting Co., Limited also operates a zinc oxide plant in Ontario. The Company requires the use of specialized facilities and technology and relies on such facilities to maintain their production levels. The Company is also affected by market prices of zinc and copper, operating costs and interest rates.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's attainment of profitable operations, continued financial support from its shareholder, the ability of the Company to raise equity financing, external financings and further share issuances to meet the Company's liabilities as they become payable. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported loss for the year and the balance sheet classification used.

On October 7, 2004, the Parent entered into an agreement to sell the Company to ONTZINC Corporation of Toronto, Canada. The terms of the agreement are such that the closing of the sale, which is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing, is to occur on or prior to January 1, 2005.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are presented in Canadian dollars.

These consolidated financial statements include the financial statements of 152640 Canada Inc., its wholly-owned subsidiary, Hudson Bay Mining & Smelting Co., Limited and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint control. Inter-company accounts and transactions have been eliminated on consolidation.

The interim consolidated financial statements as at June 30, 2004 and for the six-months ended June 30, 2004 and 2003 do not include all disclosures normally provided in annual consolidated financial statements. In management's opinion, the unaudited consolidated financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

The following is a summary of significant accounting policies of the Company:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the use of management estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include ore reserve determinations, in-process inventory quantities, plant and equipment lives and salvage values, contingent liabilities, future income tax valuation reserves, asset retirement obligation, fair value of derivative instruments, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

Foreign currency translation

Monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The assets and liabilities of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholder's equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 — Foreign Currency Translation, in respect of foreign currency translation that eliminate the deferral and

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. The adoption of the standard, which has been applied retroactively with no restatement of prior periods, did not have a significant effect on the Company's financial statements.

Revenue recognition

Sales are recognized and revenues are recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. A number of the Company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the final determination of metal weights, assay and price are recognized as revenue adjustments as they occur until the price is finalized.

General and administrative expenses

The Company classifies general and administrative expenses as those related to the corporate administrative activities of Hudson Bay Mining and Smelting Co., Limited which is principally comprised of senior executive compensation, corporate memberships, legal, audit, actuarial and public relations consulting.

Shipping and handling expenses

The Company includes shipping and handling costs in operating costs.

Taxes

The provision for income and mining taxes is based on the liability method. Future income tax assets and liabilities are determined based on the difference between tax bases of the Company's assets and liabilities, and the respective amounts reported in the financial statements. Future tax assets or liabilities are calculated by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Future tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided. The Company has not recognized these assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest-bearing instruments with original maturity dates less than three months.

Inventories

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventories represent the average cost of the in-process inventories incurred prior to the refining and casting process, plus applicable refining and casting costs.

Supplies are valued at the lower of cost, replacement and value-in-use. Cost is determined on an average basis.

Investments

Investments include marketable securities recorded at lower of cost or market.

2. **BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property, plant and equipment

(a) **Mineral properties** — Mineral exploration costs are expensed as incurred. When management's evaluation indicates that the property is capable of economical commercial production, as a result of establishing proven and probable resources, future costs are capitalized as mine development expenditures.

(b) **Mine development expenditures** — Exploration and development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit of production method. The unit of production amortization is based on the related proven and probable tons of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve or resource at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, ore and waste pass raises, exploration drifts and exploration diamond drilling.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. This includes ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any production revenue prior to commercial production, net of related costs, is offset against the development costs.

(c) **Buildings, plant and equipment** — Expenditures for building, plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Buildings, plant and equipment, including assets under capital lease, are depreciated on either a unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tons of ore reserves. The assets using the straight-line method are depreciated over the estimated useful lives of the assets, which range from 1 to 15 years. The Company also includes future estimated residual values in its determination of depreciation.

(d) **Capitalized interest** — Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(e) **Asset impairment** — The Company reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. All long-lived assets are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

Pension and other employee future benefits

The Company maintains non-contributory and contributory defined benefit final average pension plans for its employees. The plans are funded and administered with relevant regulations and actuarial guidelines. The Company also operates a defined contribution plan for certain employees. Pension obligations are based on actuarial determinations. Certain actuarial assumptions used in the determination are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions.

(expressed in Canadian dollars)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company provides on-going health care benefits to certain pensioners known as "Special Category Members". Special Category Members include pensioners who retired with an unreduced pension or other early or special arrangements. The group also includes widows, widowers and dependant children of deceased members.

The Company provides long-term disability income, health benefits and other post employment benefits to hourly paid employees and long-term disability health benefits to salaried employees.

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA 3110 — Asset Retirement Obligations ("CICA 3110"), the new accounting standard on asset retirement obligations. The adoption of CICA 3110 did not have a significant impact on the Company, as the Company's policy for asset retirement obligations was consistent with the accounting standards outlined in CICA 3110. The provisions of CICA 3110 require the asset retirement obligation to be recorded at fair value at the time the legal liability exists and can be measured. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset. The company has recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, the company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the Consolidated Statement of Operations and Deficit based on application of an interest component to the existing liability.

Total undiscounted future cashflows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $51.1 million. A credit adjusted risk-free rate of 4% has been utilized to determine the obligation recorded in the balance sheet. Management anticipates that such obligations will substantially be settled at or near the closure of the mining facility currently expected to be 2016.

Financial instruments and commodity contracts

The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk. Prior to January 1, 2004, gains and losses on these contracts were deferred and recognized in the period to which the gains and losses of the underlying transaction relate.

On January 1, 2004, the Company prospectively adopted the amendments made to the CICA Accounting Guideline 13 ("AcG-13") "Hedging relationships" and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". This guideline addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in net earnings.

Although, in management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity and foreign exchange risk, the Company has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly, will account for all these derivative instruments using the fair value accounting method. Management may evaluate, from time to time, its hedge accounting policies and practices and may elect to designate and document contracts as hedges in the future.

The impact on the Company's consolidated financial statements at January 1, 2004 due to the implementation of this accounting standard resulted in the recognition of currency and commodity derivative instrument assets with a fair value of $16.7 million, derivative instrument liabilities with a fair value of $5.6 million and a net deferred charge of $11.1 million which will be recognized into net earnings over the term of the previously designated hedged item.

Net income or expense associated with an interest rate swap agreement is recognized on the accrual basis over the life of the swap agreements as a component of interest. The cost of each option contract is amortized on a straight-line basis over the life of the contract. During the periods presented, the Company had no interest rate swaps.

3. DEVELOPMENT OF ACCOUNTING STANDARDS

Financial Instruments

The AcSB is in the process of finalizing its financial instruments proposals (Section 3855, Financial Instruments — Recognition and Measurement, and Section 1530 — Comprehensive Income), which will introduce standards addressing the following issues, specifically: classification of financial assets and liabilities, when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses and the introduction of the concept of comprehensive income. Final standards are expected to be issued in the first quarter of 2005 with effective dates for fiscal years starting on or after October 1, 2006.

As an element of the financial project noted above, the AcSB is finalizing a proposal on accounting for derivatives and hedges (Section 3865). The basics of the new rules are as follows:

- all derivatives must be measured at fair value
- changes in fair value must be recognized immediately in earnings unless it qualifies as a hedge
- changes in the value of a "fair value" hedge must be recognized in earnings immediately, but is off-set by a change in the carrying value of the hedged item
- changes in the fair value of a "cash flow" hedge are accumulated in Other Comprehensive Income (OCI) until the hedged item affects earnings.

The new standard will combine current guidance and provide additional clarity around the application of hedge accounting under Canadian GAAP.

Non monetary transactions

In March 2004, the AcSB issued an Exposure Draft of a proposed new Section 3830, Non monetary transactions. This Exposure Draft proposes to replace culmination of the earnings process as the test for fair value measurement of a non monetary transaction with a test for commercial substance. This Exposure Draft would require that non monetary transactions be recorded at fair value unless they lack commercial substance, previously these transactions were recorded at fair value except when they do not represent the culmination of the earnings process. A final standard is expected in the fourth quarter of 2004 to be effective in the month of issuance.

4. INVENTORIES

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Work in process	56,317	51,075	47,408
Finished goods	10,106	15,053	15,604
Materials and supplies	14,906	14,757	15,142
	81,329	80,885	78,154

5. INVESTMENTS

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Marketable securities, at cost	152	152	152
Quoted market value	438	368	305

6. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Property, plant and equipment	944,787	920,304	894,630
Accumulated depreciation	(733,629)	(782,269)	(541,268)
	211,158	138,035	353,362
Mine development	619,453	772,614	682,203
Accumulated amortization	(465,695)	(552,413)	(456,041)
	153,758	220,201	226,162
	364,916	358,236	579,524

During 2004, certain fully depreciated redundant assets for previously closed mines were removed from property, plant and equipment ($52.1 million) and mine development ($104.7 million) along with their associated accumulated depreciation or amortization.

Included in the property, plant and equipment are the following:

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Property, plant and equipment under construction or development	14,075	222,552	165,996
Decommissioning assets, net of amortization	1,620	1,062	3,097
Capitalized interest	24,548	24,548	23,890
Equipment under capital lease			
Cost	15,059	706	705
Accumulated depreciation	(889)	(563)	(187)
	14,170	143	518
Amortization expense related to equipment under capital lease	325	61	58

During 2003, in accordance with its policy on asset impairment, the Company determined that the carrying value of the property, plant and equipment and unamortized mine development expenditures did not reflect the net amounts that are recoverable based on future potential earnings and costs under current market conditions and ore reserve levels (see note 2). The carrying values of these items were reduced as follows:

	December 31, 2003
	$000
Property, plant and equipment	215,573
Unamortized mine development expenditures	53,371
	268,944

7. OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into capital lease obligations for equipment.

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Lease obligations	13,079	13	136
Less: Current portion of obligation	(2,525)	(13)	(123)
	10,554	—	13

The following represents the minimum lease payments for equipment used in operations for the next five years:

	June 30, 2004	December 31, 2003
	$000 (unaudited)	$000
2004	1,583	14
2005	3,161	—
2006	3,161	—
2007	3,491	—
2008	3,418	—
Less: Imputed interest	(1,735)	(1)
	13,079	13

The interest rate averages 5.5% and is fixed for the term of the leases that expire in 2007 and 2008.

8. DEBT OBLIGATIONS

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Province of Manitoba	17,500	19,500	21,500
Commercial paper	—	—	472,783
Bank loan	—	—	4,739
	17,500	19,500	499,022
Less: Current portion of long-term debt	2,000	2,000	479,522
	15,500	17,500	19,500

The interest free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and guaranteed by the Parent and is due in instalments of $2 million on June 14 of 2004 and 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. The Province can declare all indebtedness to be due and payable in full on the instalment date immediately following the date of termination of Project 2012. Project 2012 is a defined set of capital projects and shall be deemed to terminate if the Board has directed the Project cease, or the Company fails to maintain the agreed level of capital expenditures on Project 2012 during the term of the loan. During 2003, the cumulative capital expenditures on the Project met the total Project commitment.

8. DEBT OBLIGATIONS (Continued)

The Commercial Paper represents short-term notes payable, which were rolled over or refinanced by the Company on a long-term basis. The Commercial Paper bears interest at short-term market rates and is guaranteed by the Parent. The Commercial Paper for 2002 included denominations of US$161.7 million and $216.1 million which are swapped into US$ at a total of US$137.6 million. In 2003, Commercial Paper was repaid from cash received from issuance of preferred shares.

Interest on long-term debt during 2003 amounted to $1.5 million (2002 — $9.1 million) and is included in operating costs.

The Company has a line of credit up to a maximum of $30 million which bears interest at the prime rate and is guaranteed by the Parent. The line of credit is utilized to cover short-term cash requirements and to secure letters of credit.

	June 30, 2004	December 31	
		2003	2002
	$000 (unaudited)	$000	$000
Outstanding letters of credit	5,200	4,000	1,600

The outstanding letters of credit reduce the amounts available under the line of credit.

9. PENSION OBLIGATION

The Company maintains non-contributory and contributory defined benefit pension plans for its employees.

Information about the Company's non-contributory and contributory defined benefit plan is as follows:

	December 31	
	2003	2002
	$000	$000
Change in pension obligation		
Obligation at beginning of year	165,332	158,696
Service cost	5,542	5,121
Interest cost	11,538	10,453
Plan amendments	18,333	2,820
Actuarial (gains) losses	(1,555)	4,119
Benefits paid	(12,643)	(15,877)
Obligation at end of year	186,547	165,332
Change in pension plan assets		
Fair value of plan assets at beginning of year	117,677	127,942
Actual return on plan assets	10,575	(6,258)
Employer contributions	18,869	11,870
Benefits paid	(12,643)	(15,877)
Fair value of plan assets at end of year	134,478	117,677
Unfunded status of plans at end of year	(52,069)	(47,655)
Unrecognized actuarial and investment losses	9,183	13,059
Unrecognized prior service costs	9,217	—
Net pension obligation at end of year	(33,669)	(34,596)

As a result of the closure of the Ruttan mine, the Company plans to settle its obligations under the pension plans for the former employees of the Ruttan mine through the purchase of insurance contracts by which the insurer assumes all of the Company's risks and

9. PENSION OBLIGATION (Continued)

obligations under the plans. Finalization of the settlements will occur in the future. In 2002, the former employees of the closed Ruttan mine no longer earned further benefit entitlement under their benefit plans.

Pension expense includes the following components:

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Service cost	2,875	2,771	5,542	5,121	5,399
Interest cost	6,160	4,090	11,538	10,443	10,342
Expected return on plan assets	(4,824)	(3,988)	(8,398)	(8,271)	(8,841)
Amortization of actuarial and investment losses	4	72	144	—	—
Amortization of unrecognized prior service costs	3,009	4,377	8,733	—	447
Settlement of Ruttan wind-ups	—	—	—	2,820	934
Defined benefit pension expense	7,224	7,322	17,559	10,113	8,281
Defined contribution pension expense	112	106	384	150	160
Pension expense	7,336	7,428	17,943	10,263	8,441

The weighted average assumptions used in the determination of the accrued benefit obligations were as follows:

	December 31		
	2003	2002	2001
	%	%	%
Discount rate	6.85	6.75	6.75
Expected return on plan assets	7.55	6.95	6.50
Rate of compensation increase	4.25	4.25	4.25

The pension plan weighted average asset allocations, by asset category were as follows:

	December 31		
	2003	2002	2001
	%	%	%
Equity securities	58.2	53.9	55.3
Debt securities	41.8	46.1	44.7
	100.0	100.0	100.0

10. OTHER EMPLOYEE FUTURE BENEFITS

Information about the Company's post retirement and other post employment benefits is as follows:

	December 31	
	2003	2002
	$000	$000
Change in other employee future benefits		
Obligation at beginning of year	34,489	33,929
Service cost	1,668	525
Interest cost	2,256	2,121
Plan amendments	306	—
Actuarial losses	(813)	(467)
Benefits paid	(1,706)	(1,619)
Obligation at end of year	36,200	34,489
Unfunded status of plans at end of year	(36,200)	(34,489)
Unrecognized actuarial and investment losses	(408)	404
Net other employee future benefits at end of year	(36,608)	(34,085)

Other employee future benefits expense includes the following components:

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Service cost	884	834	1,668	525	1,859
Interest cost	1,297	531	2,256	2,121	2,056
Amortization of unrecognized prior service costs	4	153	306	—	(1,150)
Other	—	—	—	(674)	—
Other employee future benefit expense	2,185	1,518	4,230	1,972	2,765

The weighted average assumptions used in the determination of other employee future benefits expense and obligations were as follows:

	2003	2002	2001
	%	%	%
Discount rate	7.00	6.75	6.75
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	4.25	4.25	4.75

The health care cost trend rate used in measuring other employee future benefits was assumed to begin at 9.08% in 2004, gradually declining to 4.5% by 2009 and remaining at those levels thereafter.

11. REDEEMABLE PREFERRED SHARES, COMMON SHARES AND CONTRIBUTED SURPLUS

Share Capital

The authorized and issued share capital of the Company is as follows:

Authorized

An unlimited number of non-voting preferred shares, entitled to non-cumulative dividends as and when declared. These shares are redeemable at the option of the holder and as such they are recorded as a liability. These shares are also redeemable at the option of the Company.

11. REDEEMABLE PREFERRED SHARES, COMMON SHARES AND CONTRIBUTED SURPLUS (Continued)

An unlimited number of voting common shares.

Issued

	June 30, 2004	December 31	
	(unaudited)	2003	2002
Redeemable Preferred shares			
Issued	127,024,042	127,024,042	66,896,730
Stated capital ($000s)	1,270,241	1,270,241	668,967
Common shares			
Issued	122,348	122,348	122,348
Stated capital ($000s)	15,021	15,021	15,021

Contributed surplus

Contributed surplus represents amounts contributed by the parent prior to January 1, 2001.

12. CONTINGENCIES

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Since the outcome is uncertain, no amount has been recorded in these consolidated financial statements.

The significant claims and litigation matters are as follows:

(a) Statements of claim were filed against Saskatchewan Power Corporation ("SaskPower"), the Company and Churchill River Power Company Limited ("CRP") on February 10, 1995 seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan which were transferred by CRP, formerly a wholly-owned subsidiary of the Company, to SaskPower in 1981. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the financial statements.

(b) In 2004, two complaints were filed in the State of North Carolina, U.S.A., naming numerous defendants, including the Company and its joint venture, Considar Metal Marketing Inc. The claims seek damages in the amount of $67 million that are alleged to have been sustained as a result of an accident which occurred at a plant owned by West Pharmaceuticals Services, Inc. in Kinston, North Carolina. The defendants have retained counsel to defend the claims and liability is denied. The likelihood of success of the claims cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the financial statements.

(c) On April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages including against Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. The claim alleges a breach of confidence and claims damages as a result of such breach. The defendants have retained counsel to defend the claim and liability is denied. The likelihood of success of the claim cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claim will not be material to the financial statements.

13. TAXES

Tax expense consists largely of large corporation tax. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision:

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Statutory tax rate	42.62%	44.12%	44.12%	46.12%	46.12%
Tax expense (benefit) at statutory rate	10,089	(9,249)	(145,060)	(37,477)	(59,272)
Resource and depletion allowance net of resource taxes (recovery)	(8,539)	2,192		10,874	7,016
Benefit of current tax losses not recognized	(11,130)	7,919	11,983	37,634	36,686
Benefit of other timing differences not recognized	9,580	14,036	153,294	(2,687)	3,418
Other permanent differences	—	(14,898)	(20,217)	(8,344)	12,152
Large corporation tax and other	59	682	1,318	1,698	1,208
	59	682	1,318	1,698	1,208

The Company has non-capital loss carryforwards of approximately $215.8 million (2002 — $188.6 million) which have not been recognized in the financial statements. Additionally, temporary differences between the tax and accounting bases of assets and liabilities which would result in an income tax asset of $229.4 million (2002 — $139.4 million) have not been recognized. Comparative balances for non-capital loss carryforwards and unrecognized income tax assets were previously reported as $201.5 million and $129.6 million. The 2002 amounts were originally reported based on expected filing with regulatory authorities and have been restated to reflect the actual filings. These losses expire as follows:

2007	$35,720,000
2008	71,323,000
2009	81,598,000
2010	27,161,000

Through its joint venture interest in Considar Metal Marketing SA, the Company has non-capital loss carryforwards of approximately $0.3 million (2002 — $0.02 million) which have not been recognized in the financial statements. The tax benefits pertaining to non-capital loss carryforwards expire as follows:

2007	$ 22,000
2010	243,000

14. RISK MANAGEMENT USING FINANCIAL INSTRUMENTS

As discussed in Note 2, on January 1, 2004 the fair value of all outstanding derivative instruments that are not recorded as accounting hedges were recorded on the Consolidated Balance Sheet with an offsetting amount to deferred charge as applicable. The deferred charge is recognized into revenue or expense, as applicable over the term of the previously hedged item. Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. Of the total deferred charge of $11.1 million recorded at January 1, 2004, $2.8 million has been recognized as revenue in the six months ended June 30, 2004, and the balance will be recognized as follows (in millions):

2004	Quarter 1	n/a	Quarter 2	n/a	Quarter 3	$1.7	Quarter 4	$2.1
2005	Quarter 1	$0.6	Quarter 2	$0.5	Quarter 3	$0.5	Quarter 4	$0.4
2006	Quarter 1	$0.7	Quarter 2	$0.9	Quarter 3	$0.9	Quarter 4	nil

The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings. The loss on financial instruments includes the unrealized fair value loss of $3.2 million and settled gains of $3.0 million.

(expressed in Canadian dollars)

14. RISK MANAGEMENT USING FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk Management

The Company uses forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. Forward exchange sales contracts with a nominal US dollar value have been entered into to manage the risk associated with anticipated future foreign currency exposures (2004 — US$26 million at $1.5551, 2005 — US$8 million at $1.5868, 2006 — US$6 million at $1.5890).

The Company uses currency collar contracts, whereby the Company establishes a range within which the Company manages its exposure to currency fluctuations. The Company has outstanding currency call option contracts, giving it the right but not the obligation to purchase (2004 — US$8 million at $1.5650, 2005 — US$8 million at $1.5650, 2006 — US$6 million at $1.5650) and outstanding currency put option contracts, giving the buyer the right but not the obligation to sell to the Company (2004 — US$8 million at $1.6010, 2005 — US$8 million at $1.6040, 2006 — US$6 million at $1.6065).

Credit Risk

The Company provides credit to its customer in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. All of the Company's accounts receivables are with Considar Metal Marketing, a joint venture.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

Commodity Price Risk Management

The Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts and option contracts. The Company has gold forward sales contracts at average rates of US$317.30 for 16,100 ounces in 2004, US$329.71 for 16,200 ounces in 2005 and US$332.63 for 2,200 ounces in 2006.

The Company uses commodity collar contracts, whereby the Company establishes a range within which the Company manages its exposure to commodity fluctuations. The Company has outstanding gold call option contracts, giving it the right but not the obligation to purchase at US$415.75 for 37,200 ounces in 2004 and US$450 for 20,400 ounces in 2005 and outstanding gold put option contracts, giving the it the right but not the obligation to sell at US$380 for 37,200 ounces in 2004 and at US$390 for 20,400 ounces in 2005.

Through its joint venture interest in Considar Metal Marketing SA, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide, and accordingly, enters into forward zinc purchase contracts. At December 31, 2003, the joint venture had outstanding forward contracts to purchase 30,114 tonnes of zinc at prices ranging from US$802 to US$1,010 per tonne with settlement dates in the next three years.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments held by the Company is shown in the following table:

	December 31			
	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
	$000	$000	$000	$000
Assets				
Cash	3,537	3,537	4,003	4,003
Accounts receivable	62,731	62,731	59,413	59,413
Liabilities				
Accounts payable and accrued liabilities	67,444	67,444	73,387	73,387
Current portion of long-term debt	2,000	2,000	479,522	479,522
Current portion of obligations under capital lease	13	13	123	123
Long-term debt	17,500	16,514	19,500	18,319
Derivative instruments				
Foreign exchange risk				
Asset	1,390	15,922	—	999
Liability	—	—	270	5,710

The carrying value for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital lease approximate their fair value due to their short-term nature. The fair value of long-term debt has been determined using discounted cash flows at current market rates. Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.

16. RELATED PARTY INFORMATION

All of the common and preferred shares of the Company are owned indirectly by AAplc. The Company is related to companies controlled by AAplc or over which AAplc has a significant influence.

16. RELATED PARTY INFORMATION (Continued)

The following table summarizes the Company's related party transactions for the periods:

	Type of transaction	Classification	June 30		December 31		
			2004	2003	2003	2002	2001
			$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Common control enterprise							
Anglo American (Luxembourg) SA	Derivative instruments	Derivative instruments	1,956	1,051	3,395	—	—
Anglo American Exploration (Canada) Ltd.	Management fees	Other income	13	13	25	25	25
			1,969	1,064	3,420	25	25
Common control enterprise							
Compania Minera Dona Ines de Collahuasi	Concentrate purchases	Operating	24,380	14,433	29,141	4,913	13,829
Anglo American Exploration (Canada) Ltd.	Exploration	Exploration	—	—	5,640	7,064	10,223
Boart Longyear Inc.	Services and supplies	Operating	1,730	1,725	3,611	4,280	4,817
Anglo American (Luxembourg) SA	Derivative instruments	Derivative instruments	—	—	—	4,462	3,019
Anglo American Corporation	Consulting	General and administrative	—	17	—	—	161
Other	Technical/personnal	Operating	15	23	261	432	579
			26,125	16,198	38,653	21,151	32,628
Significantly influenced investee							
Considar SA	Marketing	General and administrative	—	—	—	—	123

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Traders in, and producers of, base metals often exchange product of like quality and weight at different geographic locations to reduce freight costs that otherwise would be incurred if the metal were physically shipped to the desired locations. The Company also makes use of this marketing tool, and sometimes the exchange partner is a company under common control. All transactions of this nature are at competitive market rates and terms.

16. RELATED PARTY INFORMATION (Continued)

At the end of the periods, the amounts due (to) from related entities are as follows:

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Common control enterprise					
Anglo American Exploration (Canada) Ltd.	9,317	7,460	4,152	1,622	5,501
Anglo American (Luxembourg) SA	7,364	1,452	—	(402)	(514)
Boart Longyear Inc.	(339)	(151)	(294)	(220)	(422)
Other	25	173	(27)	79	176
	16,367	8,934	3,831	1,079	4,741
Significantly influenced investee					
Baffinland Iron Mines	—	—	—	—	122

These balances are payable on demand and have arisen from the sales of product and provision of services referred to above.

As at June 30, 2004, cash and cash equivalents include a short-term interest-bearing deposit of $15.1 million with Anglo American (Luxembourg) SA.

17. INVESTMENT IN JOINT VENTURES

Considar Metal Marketing SA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a Joint Venture in which the Company holds a 50% interest. The Joint Venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc., carries on the business of providing metal marketing to customers in various metal related industries.

Prior to 2004, the Company held an interest in the Namew Lake Joint Venture which was inactive during the period covered by these financial statements.

17. INVESTMENT IN JOINT VENTURES (Continued)

The following is a summary of the Company's 50% pro rata share of the assets, liabilities, revenues and expenses of the Considar Metal Marketing SA Joint Venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to intercompany eliminations.

	December 31	
	2003	2002
	$000	$000
ASSETS		
Current assets		
Cash	761	870
Accounts receivable	16,600	17,534
Inventories	26,416	25,266
Prepaid expense and other assets	32	29
	43,809	43,699
Property, plant and equipment	117	134
	43,926	43,833
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	43,347	42,674
SHAREHOLDER'S EQUITY		
Share capital	1,605	1,605
Cumulative translation adjustment	(251)	(6)
Deficit	(775)	(440)
	579	1,159
	43,926	43,833
REVENUES		
Sales	240,141	257,102
Other income	345	144
	240,486	257,246
COSTS AND EXPENSES		
Operating, general and administrative	240,785	257,257
Depreciation and amortization	32	43
	240,817	257,300
Loss before taxes and for the year	(331)	(54)
Cash flow resulting from operating activities	155	426
Cash flow resulting from financing activities	—	—
Cash flow resulting from investing activities	(15)	(15)

(expressed in Canadian dollars)

18. COMMITMENTS

Operating lease commitments

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from 1 to 4 years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

	June 30 2004	December 31 2003
	$ (unaudited)	$
2004	1,776,413	2,074,000
2005	3,376,000	751,000
2006	2,479,000	251,000
2007	297,000	—

Through its joint venture interest in Considar Metal marketing SA, as at December 31, 2003, the Company has various lease commitments for facilities and equipment which expire in periods ranging from 1 to 8 years. The aggregate remaining minimum annual lease payments required for the next five years are as follows:

	December 31 2003
	$
2004	209,000
2005	233,000
2006	231,000
2007	219,000
2008 and thereafter	747,000

Buy sell commitments

The Company has entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that the Company is unable to meet the terms of the contract, it would be required to make a payment of US$0.04 per pound of copper anode not delivered.

The Company has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery as follows:

2004 to 2008	72,000 tonnes annually

Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company has a commitment to purchase 40,000 DMT per year of copper concentrate from a related party (Compania Minera Dona Ines de Collahuasi) through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining, and freight credit. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If the Company cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(expressed in Canadian dollars)

18. COMMITMENTS (Continued)

Other commitments and agreements

a) The Company has provided relocation grants and guaranteed buy-back of new homes for employees who were required to move out of Company owned housing due to demolition. As of December 31, 2003, management believes the market value of the new homes purchased exceeds the related guarantee amounts.

b) In September 1999, the 777 Project, which will extend the mine life to 2016, was approved at a projected cost of US$240 million. In proceeding with this project, contracts and commitments totalling CAD $10.5 million were in place at December 31, 2003.

c) In December 2003, the Company established retention arrangements for certain employees. These arrangements provide for payments upon the occurrence of triggering events, which include change of control of the Company and continued employment of the specified employees to specified dates. The amount of payments to be made, if any, is dependent on future events, the certainty of which are not reasonably determinable at this time. The Company has accrued the estimated liability of $0.3 million to June 30, 2004.

d) Under a Purchase and Sale Agreement made between Considar Metal Marketing Inc. ("CMM"), Considar WP Acquisition Corp. ("Considar WP") and White Pine Copper Refinery Inc. ("White Pine"), dated June 4, 2000 and amended on May 16, 2001, CMM has a right to acquire all of the issued and outstanding shares of White Pine from Considar WP by giving notice to Considar WP at certain times in 2004, 2005 or 2006. In addition, Considar WP has the right to require that CMM purchase such shares by giving notice to CMM by a certain time in 2005.

   CMM is a wholly-owned subsidiary of Considar Metal Marketing, S.A. ("CMMSA"). Hudson Bay Mining and Smelting Co., Limited ("HBMS") and Considar, Inc. ("Considar") are the holders of all of the issued and outstanding shares of CMMSA. Pursuant to a letter agreement between HBMS and Considar, dated June 4, 2000, if HBMS and Considar cannot agree on some alternate form of financing for the acquisition of the shares of White Pine by CMM, each of HBMS and Considar have agreed to make available to CMM sufficient funds to pay one half of the purchase price of US$13 million for such shares and for all other amounts payable by CMM under the Purchase and Sale Agreement at and after the closing of the transaction.

e) On the majority of the Callinan/777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6⅔% of the net proceeds of production if cumulative and aggregate cash flow for the year is positive. To date, the aggregate cash flow has been significantly negative.

f) Hudson Bay Mining and Smelting Co., Limited has a Profit Sharing Plan whereby 10% of the Company's After Tax Earnings (excluding provisions for future income tax) calculated in accordance with UK general accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon / Snow Lake operations, with the exception of executive officers and key management personnel.

g) The Company entered into an agreement with the Saskatchewan Government on March 31, 1999 with respect to the Company's reclamation undertakings. In addition, the Company entered into a similar agreement with the Manitoba Government on May 7, 2004. The Company has pledged the company's mining equipment, buildings and fixtures on lands in Manitoba and Saskatchewan that include the Flin Flon metallurgical complex and certain associated mines to the Saskatchewan and Manitoba Governments for the reclamation obligation. As at December 31, 2003, the net book value of the assets is approximately $237.5 million, with an estimated salvage value at the time of decommissioning of $47.6 million. The security interests granted to the Province's of Saskatchewan and Manitoba rank *pari passu.*

h) In the normal course of operations, the company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

19. BUSINESS INTERRUPTION INSURANCE

In August 2000, the Company had a smelter incident and a flood in the Ruttan mine. Both incidents resulted in the operations being shut down for a period of time. The financial impact of the incidents has been recorded in the income statement in 2000. In 2003, the Company has business interruption insurance and received insurance proceeds of $2.3 million (2002 — $5.0 million). At December 31, 2003, the Company had an outstanding receivable of $0.9 million relating to the Ruttan mine flood. The smelter incident claim was settled in 2002.

20. RUTTAN MINE

The Company ceased operations at the Ruttan mine in June 2002. The Company recognized in operating costs a closure expense of $21.5 million in December 2001 to reflect the imminent closure. The charge included accelerated asset amortization and depreciation, a commitment to the Town of Leaf Rapids, supplies inventory provision, and employee-related costs (closure and severance liability, vacation accrual and worker's compensation). At December 31, 2003, substantially all of these costs have been incurred.

21. RESTRUCTURING

As a result of restructuring activities, employee termination benefits of $5.5 million were recorded in operating costs in 2003. Substantially all of these costs were paid by the end of the year.

22. NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Net change in non-cash working capital items					
Accounts receivable	(9,054)	(2,022)	(3,318)	19,299	3,322
Inventories	(444)	16,298	(2,731)	9,494	(5,705)
Accounts payable and accrued liabilities	(4,802)	(6,913)	(5,943)	(8,157)	(11,408)
Prepaid expenses and other assets	5,554	7,661	5,307	(4,507)	(4,086)
	(8,746)	15,024	(6,685)	16,129	(17,877)

23. NET CHANGE IN OTHER NON-CASH OPERATING ITEMS

	June 30		December 31		
	2004	2003	2003	2002	2001
	$000 (unaudited)	$000 (unaudited)	$000	$000	$000
Net change in other non-cash operating items					
Pension obligation	639	1,184	(927)	(1,610)	690
Other employee future benefits	962	691	2,523	352	1,267
Asset retirement obligation	1,613	(1,153)	(6,059)	(718)	567
Other non-current liabilities	37	(783)	(2,142)	(9,442)	2,190
	3,251	(61)	(6,605)	(11,418)	4,714

24. SUBSEQUENT EVENTS

On October 7, 2004, the Parent entered into an agreement to sell the Company (see also Note 1).

25. SEGMENTED INFORMATION

The CICA Handbook Section 1701, Segment Disclosures, establishes standards for reporting information about a company's operating segments. The Company is an integrated base metals producer and operates in a single reportable operating segment.

Consolidated Financial Statements of

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Years ended December 31, 2003, 2002 and 2001

AUDITORS' REPORT

To the Board of Directors of ONTZINC Corporation

We have audited the consolidated balance sheets of ONTZINC Corporation (a Development Stage Enterprise) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
April 5, 2004, except
as to notes 7 and 11 which are
as of • , 2004

Chartered Accountants

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

	June 30, 2004	December 31, 2003	December 31, 2002
	(Unaudited)	(Restated — note 2(a))	
Assets			
Current assets:			
Cash and cash equivalents	$ 3,091,381	$ 2,113,735	$ 195,181
Debenture subscription receivable (note 6)	—	2,000,000	—
Amounts receivable (note 5)	—	—	474,361
Prepaid expenses and other	746,479	643,967	80,575
	3,837,860	4,757,702	750,117
Capital assets (note 4)	128,086	28,802	14,471
Mineral properties and deferred exploration expenditures (note 3)	8,809,483	5,911,227	3,571,140
Deferred financing and acquisition costs (note 6)	891,480	169,000	4,000
Long-term receivable (note 5)	—	—	236,640
Environmental deposits (note 3(a))	1,917,029	1,588,129	—
	$15,583,938	$12,454,860	$ 4,576,368
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 1,034,497	$ 1,021,549	$ 614,559
Loans payable	—	—	9,998
Due to companies related by common directors (note 10)	4,155	4,155	362,724
	1,038,652	1,025,704	987,281
Reclamation liabilities (note 2(a))	780,507	768,657	247,533
Convertible debentures (note 6)	1,683,044	1,038,500	—
Shareholders' equity:			
Common shares (note 7(a))	24,847,656	21,379,060	16,625,595
Share subscription receivable	(90,000)	(250,000)	—
Shares to be issued (note 7(a))	—	47,072	—
Warrants (note 7(b))	5,842,778	4,433,514	—
Warrants to be issued (note 7(a))	—	50,545	—
Stock options (note 7(c))	1,693,600	1,580,000	117,000
Contributed surplus	516,340	516,340	516,340
Equity component of convertible debentures (note 6)	1,250,000	961,500	—
Deficit	(21,978,639)	(19,096,032)	(13,917,381)
	12,081,735	9,621,999	3,341,554
Going concern (note 1)			
Commitments and contingencies (notes 3(a), 3(b) and 9)			
Subsequent events (notes 7 and 11)			
	$15,583,938	$12,454,860	$ 4,576,368

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

	Six months ended June 30,		Years ended December 31,		
	2004	2003[1]	2003[1]	2002[1]	2001
	(Unaudited)				
Interest income	$ 13,479	$ 214	$ 7,567	$ 2,194	$ 614
Expenses:					
Salaries and benefits	34,195	32,280	64,614	13,375	—
Management fees	284,000	—	60,000	24,547	—
Professional fees	255,753	348,614	895,372	307,725	81,330
Mine care and maintenance	1,713,573	(1,090)	1,590,504	147,531	—
Investor relations and listing fees	81,315	35,216	89,442	92,513	54,552
General and administrative	86,054	17,233	108,019	79,994	75,205
Insurance	—	—	13,029	12,500	—
Rent	46,577	52,116	101,322	42,548	—
Travel	128,390	71,099	347,088	—	—
Foreign exchange loss (gain)	(82,557)	102,617	(206,794)	4,278	(42,980)
Depreciation	21,333	1,690	5,463	1,608	—
Gain on settlement of liabilities	—	—	—	(9,358)	(56,308)
Loss (gain) on sale of assets	—	(90,000)	(90,000)	—	31,638
Chilean exploration activities	—	—	—	233,351	2,713,672
Provision for bad debts (note 5)	—	—	711,001	—	—
Stock option compensation (note 7(c))	160,000	—	1,463,000	—	—
Write-down of deferred charges	—	—	—	—	21,805
Amortization of deferred financing costs	54,059	—	—	—	—
Accretion expense on reclamation liabilities	11,850	11,449	34,158	9,901	—
Debenture interest	498,544	—	—	—	—
	3,293,086	581,224	5,186,218	960,513	2,878,914
Loss before income taxes	(3,279,607)	(581,010)	(5,178,651)	(958,319)	(2,878,300)
Income tax recovery	397,000	—	—	—	—
Loss for the period	(2,882,607)	(581,010)	(5,178,651)	(958,319)	(2,878,300)
Deficit, beginning of period	(19,096,032)	(13,917,381)	(13,917,381)	(12,959,062)	(10,080,762)
Deficit, end of period	$(21,978,639)	$(14,498,391)	$(19,096,032)	$(13,917,381)	$(12,959,062)
Basic and diluted loss per share (note 7(d))	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.08)

(1) Restated — note 2(a)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows

	Six months ended June 30,		Years ended December 31,		
	2004	2003(1)	2003(1)	2002(1)	2001
	(Unaudited)				
Cash provided by (used in):					
Operating activities:					
Loss for the period	$(2,882,607)	$(581,010)	$(5,178,651)	$(958,319)	$(2,878,300)
Items not involving cash:					
Future income taxes	(397,000)	—	—	—	—
Depreciation	21,333	1,690	5,463	1,608	—
Amortization of deferred financing costs	54,059	—	—	—	—
Provision for bad debts	—	—	711,001	—	—
Stock option compensation	160,000	—	1,463,000	—	—
Accretion of debt component of convertible debentures	333,044	—	—	—	—
Accretion expense on reclamation liabilities	11,850	11,449	34,158	9,901	—
Gain on settlement of liabilities	—	—	—	(9,358)	(56,308)
Loss (gain) on sale of assets	—	(90,000)	(90,000)	—	31,638
Write-down of mineral properties	—	—	—	—	2,472,141
Write-down of deferred charges	—	—	—	—	21,805
Unrealized loss (gain) on foreign exchange	—	—	—	—	(32,480)
Change in non-cash operating working capital	(49,564)	88,384	(121,402)	(4,356)	(27,312)
	(2,748,885)	(569,487)	(3,176,431)	(960,524)	(468,816)
Financing activities:					
Due to companies related by common directors	—	—	4,155	(32,778)	112,437
Increase (decrease) in loans payable	—	—	(9,998)	(162,508)	161,864
Issuance of common shares, net of issuance costs	5,083,316	641,543	8,636,872	—	—
Proceeds on exercise of stock options	63,800	—	—	—	—
Proceeds on exercise of warrants	103,727	—	—	—	—
Decrease in debenture subscription receivable	2,000,000	—	—	—	—
Issuance of convertible debentures	600,000	—	—	—	—
Financing and acquisition costs	(776,539)	—	(165,000)	(8,000)	—
	7,074,304	641,543	8,466,029	(203,286)	274,301

(1) Restated — note 2(a)

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows (continued)

	Six months ended June 30,		Years ended December 31,		
	2004	2003[1]	2003[1]	2002[1]	2001
	(Unaudited)				
Investing activities:					
Proceeds received in (investment in) respect of mineral properties	(2,898,256)	(83,931)	(276,466)	946,778	181,309
Proceeds on sale of assets	—	90,000	90,000	—	—
Acquisition of Balmat mine (note 3(a))	—	—	(1,576,655)	—	—
Increase in environmental deposits	(328,900)	—	(1,588,129)	—	—
Additions to capital assets	(120,617)	(4,844)	(19,794)	(16,079)	—
Cash acquired with property acquisitions	—	—	—	409,462	—
	(3,347,773)	1,225	(3,371,044)	1,340,161	181,309
Increase (decrease) in cash and cash equivalents	977,646	73,281	1,918,554	176,351	(13,206)
Cash and cash equivalents, beginning of period	2,113,735	195,181	195,181	18,830	32,036
Cash and cash equivalents, end of period	$3,091,381	$268,462	$2,113,735	$ 195,181	$ 18,830
Supplemental cash flow information:					
Interest paid	$ 156,000	$ —	$ —	$ —	$ 10,921
Supplemental disclosure of non-cash financing and investing activities:					
Issuance of convertible debentures	—	—	2,000,000	—	—
Share subscription receivable	90,000	245,846	250,000	—	—
Shares issued in settlement of amounts due to companies related by common directors	—	362,724	362,724	—	—
Shares issued in settlement of other indebtedness	40,000	35,000	35,000	—	50,000

(1) Restated — note 2(a)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001 (Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

ONTZINC Corporation (the "Company") is incorporated under the Ontario Business Corporations Act. The Company is engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

1. GOING CONCERN:

As at December 31, 2003, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future financing.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies are summarized as follows:

(a) Basis of presentation:

These consolidated financial statements reflect the financial position of the Company as at December 31, 2003 and 2002 and its results of operations and its cash flows for the years ended December 31, 2003, 2002 and 2001. The financial position as at June 30, 2004 and the results of operations and cash flows for the six-month periods ended June 30, 2004 and 2003 are unaudited. The unaudited financial statements, in the opinion of management, contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods and the accounting policies applied thereon are consistent with those described below, except for the change in accounting policy in connection with the new accounting recommendations for Asset Retirement Obligations.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of The Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following financial statement balances were restated as follows:

Consolidated Balance Sheets

	December 31, 2003			December 31, 2002		
	As reported	Change	As restated	As reported	Change	As restated
Assets and Liabilities:						
Mineral properties and deferred exploration expenditures	$ 5,186,629	$724,598	$ 5,911,227	$ 3,333,508	$237,632	$ 3,571,140
Asset retirement obligation	—	768,657	768,657	—	247,533	247,533
Deficit	19,051,973	44,059	19,096,032	13,907,480	9,901	13,917,381

2. SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Consolidated Statements of Operations and Deficit

	Year ended December 31, 2003			Year ended December 31, 2002		
	As reported	Change	As restated	As reported	Change	As restated
Accretion expense	$ —	$ 34,158	$ 34,158	$ —	$ 9,901	$ 9,901
Loss for the period	5,144,493	34,158	5,178,651	948,418	9,901	958,319

(b) Translation of foreign currencies:

Monetary assets and liabilities of the Company's operations in the United States and Chile are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates, and non-monetary assets and liabilities are translated at the historical rates of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Gains and losses on foreign currency translation are included in the statements of operations.

(c) Cash and cash equivalents:

Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

(d) Financial instruments:

Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, debenture subscription receivable, share subscription receivable, amounts receivable, accounts payable and accrued liabilities, loans payable and due to companies related by virtue of directors in common, approximate their recorded amounts because of their short-term nature.

The fair value of the convertible debentures approximates the carrying value as the yield on the convertible debentures approximates the interest rates the Company could obtain on similar financing.

(e) Mineral properties and deferred exploration expenditures:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recovery of costs of mineral properties and deferred exploration expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration, development and future profitable production or proceeds from disposition of such properties.

(f) Capital assets:

Capital assets are stated at cost. Depreciation of furniture and fixtures and computer equipment is provided on a declining-balance basis at 20% and 30% per annum, respectively.

(g) Stock-based compensation plans:

Effective January 1, 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments — Amendments. Section 3870 is applied prospectively to all stock-based compensation granted on or after January 1, 2003. All stock options issued in 2002 were related to the acquisition of the Gay's River property and have been capitalized as such.

Prior to January 1, 2003, the Company did not recognize any compensation cost when options were issued. Any consideration paid on the exercise of options was recorded as share capital.

The Company's stock-based compensation plan is described in note 7(c). The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES: (Continued)

(h) Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Loss per share:

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(j) Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenue and expenses for each year presented. Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES:

	Six months ended June 30, 2004	Years ended December 31, 2003	2002	2001
	(Unaudited)	(Restated — note 2(a))		
Balmat mine (a)	$2,549,865	$2,063,621	$ —	$ —
Gay's River (b)	5,468,369	3,316,853	3,249,368	—
Southwestern Ontario (c)	669,700	530,753	321,772	108,691
San Antonio (d)	121,549	—	—	1,353,880
	$8,809,483	$5,911,227	$3,571,140	$1,462,571

(a) Balmat mine:

	Six months ended June 30, 2004	Years ended December 31, 2003	2002	2001
	(Unaudited)	(Restated — note 2(a))		
Balance, beginning of period	$2,063,621	$ —	$ —	$ —
Acquisition costs	—	1,576,655	—	—
Deferred exploration costs	486,244	—	—	—
Reclamation liability	—	486,966	—	—
Balance, end of period	$2,549,865	$2,063,621	$ —	$ —

During the year, the Company established a wholly owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purpose of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. Total consideration paid consisted of a cash deposit of U.S. $1 million required to assume an environmental bond. In addition, contingent consideration, consisting of U.S. $20 million, was provided for in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration is payable out of 30% of the net future cash flow from operations after

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES: (Continued)**

allowing for reasonable capital and exploration expenditures. An additional U.S. $5 million is payable if the price of zinc is sustained at U.S. $0.70 per pound for a period of 24 consecutive months prior to the fifth anniversary of the date on which the initial U.S. $20 million is paid. In order to acquire the Balmat mine, the Company required financial assistance from a related party (note 10(a)).

Certain of the mining properties at the Balmat mine will be subject to a net smelter royalty of up to 4%. The mining properties subject to these net smelter royalties are governed under mineral rights leases with an initial term of 20 years renewable for additional terms of 20 years.

(b) Gay's River:

	Six months ended June 30, 2004	Years ended December 31,		
		2003	2002	2001
	(Unaudited)	(Restated — note 2(a))		
Balance, beginning of period	$3,316,853	$3,249,368	$ —	$ —
Acquisition costs	2,000,000	—	2,971,235	—
Deferred exploration costs	151,516	67,485	40,501	—
Reclamation liability	—	—	237,632	—
Balance, end of period	$5,468,369	$3,316,853	$3,249,368	$ —

On March 10, 2002, the Company completed the acquisition of a 50% controlling interest in the Gay's River zinc property in Nova Scotia and the remaining 50% in the Southwestern Ontario project. The acquisition of the properties, together with the assumption of cash of $409,462 and liabilities of $123,599, was completed through the issuance of 38,334,984 common shares (at $0.06 per common share, being the share price on the date the acquisition was announced) valued at $2,300,098 and 2,125,000 options valued at $72,000.

On December 4, 2002, the Company completed the acquisition of the remaining 50% of the Gay's River property from Regal Consolidated Ventures Limited ("Regal") through the issuance of 12,000,000 common shares (at $0.07 per common share, being the share price on the date the acquisition was announced) valued at $840,000 and 1,150,000 options valued at $45,000.

On March 25, 2004, the Company paid Pasminco Resources Canada Company $2,000,000 under the terms of the agreement. The Company has a 100% interest in the property subject to a 2% net smelter royalty.

An additional 6,000,000 common shares are to be issued to Regal as follows:

(i) 2,000,000 when the business plan for re-opening the mine has been completed; and

(ii) 4,000,000 when a production decision has been made.

No value has currently been ascribed to the shares that may be issued.

(c) Southwestern Ontario:

	Six months ended June 30, 2004	Years ended December 31,		
		2003	2002	2001
	(Unaudited)			
Balance, beginning of period	$530,753	$321,772	$108,691	$ 50,000
Deferred exploration costs	138,947	208,981	213,081	83,691
Recoveries	—	—	—	(25,000)
Balance, end of period	$669,700	$530,753	$321,772	$108,691

In August 2000, the Company entered into an agreement to acquire certain confidential information related to the exploration program for Mississippi Valley Type Lead-Zinc Mineralization (the "Property") in Southwestern Ontario. Pursuant to the

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES: (Continued)

agreement, during 2000, the Company paid $50,000 for the confidential information. The owner of the information will retain a 1% net smelter royalty on all lands acquired directly or indirectly by the Company as a result of the confidential information.

The Company has a 100% interest in the mineral property leases. All mineral leases will be subject to a net smelter royalty of between 1% and 2.5%.

As at December 31, 2003, the Company has leased a total of approximately 24,000 acres of land as part of its Southwestern Ontario project. The lease terms are generally for 10 years and the annual lease payment is $2.00 per acre.

(d) San Antonio:

On May 25, 1995, the Company entered into an agreement (the "Option Agreement") to explore and develop a group of properties located in Chile (the "Properties"). Pursuant to the Option Agreement, the Company earned a 100% interest in the Properties.

In 2002, the Company sold its interest in the San Antonio project to a private Chilean mining group for U.S. $850,000 (note 5). A write-down to estimated net realizable value was recorded in 2001.

4. CAPITAL ASSETS:

June 30, 2004	Cost	Accumulated depreciation	Net book value
Mining Equipment	$112,744	$16,911	$ 95,833
Furniture and fixtures	24,089	7,181	16,908
Computer equipment	19,657	4,312	15,345
	$156,490	$28,404	$128,086
December 31, 2003			
Furniture and fixtures	$ 24,089	$ 5,303	$ 18,786
Computer equipment	11,784	1,768	10,016
	$ 35,873	$ 7,071	$ 28,802
December 31, 2002			
Furniture and fixtures	$ 16,079	$ 1,608	$ 14,471

5. AMOUNTS RECEIVABLE:

In 2002, the Company sold its interest in the San Antonio property for U.S. $850,000.

	2003	2002	2001
May 2003	U.S. $150,000	U.S. $150,000	U.S. $ —
November 2003	150,000	150,000	—
May 2004	150,000	150,000	—
	450,000	450,000	—
Less provision for bad debt	450,000	—	—
	U.S. $ —	U.S. $450,000	U.S. $ —

At December 31, 2002, these amounts were recorded as $711,001 in the Company's consolidated balance sheets. The purchaser did not make the scheduled payments in May and November 2003 totalling U.S. $300,000. As a result, in 2003, the Company recorded a provision against the remaining instalments receivable and, in 2004, received judgment in Chile to regain title to the San Antonio project.

6. CONVERTIBLE DEBENTURES:

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placement were received in January 2004. Commissions and legal costs of $216,236 at June 30, 2004 ($165,000 at December 31, 2003) were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debenture, being two years.

The debentures are secured by a charge over the assets of the Company and its Canadian subsidiaries. Providing certain conditions are met, the Company is not restricted from incurring additional indebtedness (subject to a maximum borrowing of $91 million per each specific project or acquisition) or from mortgaging, pledging or charging its properties to secure any indebtedness.

The debentures are convertible at the debenture holders' option into common shares of the Company prior to maturity at a conversion price of $0.26 per share. The Company has the right to require debenture holders to convert their debentures into common shares if the average closing price of the shares has been at least $0.65 in any 30 consecutive trading days.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $1,250,000 at June 30, 2004 ($961,500 at December 31, 2003), is included within shareholders' equity. The value was estimated as at the date of issuance using the Black-Scholes option pricing model with the following assumptions: common share dividend yield of 0%, expected share price volatility of 100%, risk-free interest rate of 4.5% and a term of 2 years. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005.

7. SHARE CAPITAL:

(a) Common shares:

Authorized:

Unlimited common shares

Issued:

	Six months ended June 30		Years ended December 31					
	2004		2003		2002		2001	
	Common Shares	Amount	Common Shares	Amount	Common Shares	Amount	Common Shares	Amount
Balance, beginning of period	169,847,776	$21,379,060	88,669,968	$16,625,595	38,334,984	$13,489,497	37,834,984	$13,439,497
Issued for property acquisition (note 4)	—	—	—	—	50,334,984	3,140,098	—	—
Issued for debt	160,000	40,000	3,372,691	397,724	—	—	500,000	50,000
Issued on private placements, net	31,775,994	5,621,439	77,455,117	9,666,015	—	—	—	—
Exercise of warrants	740,909	140,772	350,000	52,500	—	—	—	—
Exercise of options	580,000	110,200	—	—	—	—	—	—
Value attributed to warrants issued	—	(1,395,765)	—	(4,484,059)	—	—	—	—
Tax effect of flow through shares	—	(397,000)	—	—	—	—	—	—
Share issue costs	—	(651,050)	—	(878,715)	—	(4,000)	—	—
Balance, end of period	203,104,679	$24,847,656	169,847,776	$21,379,060	88,669,968	$16,625,595	38,334,984	$13,489,497

7. SHARE CAPITAL: (Continued)

During 2004, the Company completed the following private placements:

(i) In September 2004, 34,520,000 units at a price of $0.05 per unit for gross proceeds of $1,726,000. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.06 per share.

In addition the broker was issued 3,452,000 broker warrants exercisable at $0.09 per share for a period of two years from the closing date and paid a commission of $117,280. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $0.09 at any time prior to November 30, 2004. Each broker unit is comprised of one common share and one half of a broker common share purchase warrant. Each whole broker common share purchase warrant is exercisable for one common share at an exercise price of $0.12 for a period of two years from the date of issue.

The Chairman and the Chief Executive Officer of the Company purchased 10,000,000 of these units.

(ii) In June 2004, 31,107,594 units at a price of $0.18 per unit for gross proceeds of $5,599,367. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.20 per share.

(iii) In April 2004, the Company settled $40,000 of amounts owing to a creditor through the issuance of 160,000 common shares.

During 2003, the Company completed the following private placements:

(i) In May 2003, 7,000,000 units at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consists of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months from the date of closing.

(ii) In June 2003, 4,930,650 units at a price of $0.10 per unit for gross proceeds of $493,065. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share.

(iii) In September 2003, 27,272,734 units at a price of $0.11 per unit for gross proceeds of $3,000,001. Each unit consists of one common share and one common share purchase warrant. Each warrant entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.14 per share.

(iv) In October 2003, 33,768,400 units at a price of U.S. $0.10 per unit for gross proceeds of $4,273,082 (U.S. $3,376,840). Each unit consists of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one common share for a period of two years from the date of issuance exercisable at a price of U.S. $0.12 per share. Of the 33,768,400 units subscribed, 768,400 were issued to the subscriber after December 31, 2003. The related value of these units has been classified as shares to be issued and warrants to be issued.

(v) In November 2003, 1,183,333 common shares at a price of U.S. $0.15 per share for gross proceeds of $229,839 (U.S. $177,500).

(vi) In December 2003, 4,068,400 units at a price of $0.25 per unit for gross proceeds of $1,017,100. Each unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one flow-through common share for a period of two years from the date of issuance exercisable at a price of $0.30 per share. In addition 406,840 warrants valued at $54,923 and exercisable at $0.25 per share were issued to brokers and have been accounted for as issue costs. The Company is required to spend the proceeds from the flow-through private placement on qualifying Canadian exploration activities during 2004.

The tax benefit to be renounced to the holders of the flow-through common shares will be charged to capital stock when the renouncement is made in 2004.

(vii) The Company settled $362,724 of related party debts through the issuance of 3,022,691 common shares and $35,000 of other amounts payable through the issuance of 350,000 units of the Company, each unit being one common share and one common share purchase warrant exercisable at $0.13 per share for two years from the date of closing. In addition, the Company issued 250,000 warrants exercisable at $0.10 per share for two years in settlement of a debt to a supplier.

7. **SHARE CAPITAL: (Continued)**

(b) Warrants:

	Number	Amount
Warrants outstanding, January 1, 2003	—	$ —
Issued on private placements:		
(i)	7,000,000	350,000
(ii)	4,930,650	244,610
(iii)	27,272,734	1,363,637
(iv)	33,000,000	2,170,740
(vi)	2,441,040	299,027
(vii)	600,000	23,000
Exercised	(350,000)	(17,500)
Warrants outstanding, December 31, 2003	74,894,424	4,433,514
Issued on private placements	16,322,197	1,452,309
Exercised	(740,909)	(37,045)
Cancelled	(50,000)	(6,000)
Warrants outstanding, June 30, 2004	90,425,712	$5,842,778

Warrants outstanding to acquire common shares of the Company at June 30, 2004 are as follows:

Warrants outstanding	Exercise price	Expiry date
350,000	$0.13	February 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,125,000	0.13	August 25, 2005
250,000	0.10	October 3, 2005
26,531,825	0.14	September 8 - 23, 2005
33,000,000	U.S. $0.12	October 9 - 21, 2005
768,400	U.S. $0.12	January 13, 2006
1,984,200	0.30	December 23 - 31, 2005
406,840	0.25	December 30, 2005
15,553,797	0.20	March 31, 2006

For purposes of the warrant valuation, the fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

(c) Stock option plan:

Under the Company's stock option plan, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

7. **SHARE CAPITAL: (Continued)**

A summary of the changes in the outstanding stock options is as follows:

	Six months ended June 30		Years ended December 31					
	2004		2003		2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance, beginning of period	16,500,000	$0.16	4,275,000	$0.19[(1)]	2,125,000	$0.18	2,210,000	$0.90
Cancelled	(25,000)	0.15	—	—	(400,000)	0.15	(175,000)	1.19
Expired	—	—	—	—	(725,000)	0.25	(1,310,000)	1.22
Granted	2,000,000	0.10	12,225,000	0.16	3,275,000	0.21	1,400,000	0.15
Exercised	(580,000)	0.11	—	—	—	—	—	—
Outstanding, end of period	17,895,000	0.15	16,500,000	0.16	4,275,000	0.19	2,125,000	0.18

(1) On July 5, 2004, the Company re-priced an aggregate of 2,575,000 previously granted options to $0.10. The options were previously exercisable at prices ranging from $0.11 to $0.24 per share with expiry dates from June 13, 2006 to November 27, 2008.

The following table summarizes the options outstanding at June 30, 2004.

Number of options outstanding and currently exercisable	Exercise price	Weighted average remaining contractual life (years)
8,170,000	$0.11	3.9
2,300,000	0.15	2.0
3,000,000	0.23	4.4
1,925,000	0.24	4.4
500,000	0.25	3.2
2,000,000	0.10	4.9

The fair value of the options granted during 2003 and 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

Stock based compensation amounted to $160,000 and $1,493,000 for the six-month ended June 30, 2004 and the year ended December 31, 2003, respectively. In 2002, all options granted were in connection with the acquisition of the Gay's River property and have been capitalized as such.

7. SHARE CAPITAL: (Continued)

(d) Loss per share:

	Six months ended June 30,		Year ended December 31,		
	2004	2003[i]	2003[i]	2002[i]	2001
Numerator:					
Loss for the year	$(2,882,607)	$(581,010)	$(5,178,651)	$(958,319)	$(2,878,300)
Denominator:					
Weighted average number of common shares outstanding	187,221,822	93,635,094	113,087,890	70,900,534	37,873,888
Escrowed shares	—	—	—	(2,425,000)	(2,425,000)
	187,221,822	93,635,094	113,087,890	68,475,534	35,448,888
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.05)	$(0.01)	$(0.08)

Note: (i) Restated — note 2(a)

As a result of net losses in each of the periods, the potential effect of exercising stock options has not been included in the calculation of diluted loss per share because to do so would be anti-dilutive.

8. INCOME TAXES:

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rate of approximately 39% (2002 — 40%; 2001 — 40%) to income before taxes as follows:

	2003	2002	2001
	(Restated — note 2(a))		
Expected income tax recovery using statutory income tax rates	$2,020,000	$383,000	$1,151,000
Tax benefit of losses not currently recognized	(1,450,000)	(383,000)	(1,151,000)
Non-deductible stock option compensation	(570,000)	—	—
	$ —	$ —	$ —

8. INCOME TAXES: (Continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
	(Restated — note 2(a))		
Canada:			
Non-capital losses	$2,588,000	$3,996,000	$1,290,000
Capital losses	131,000	60,000	60,000
Mineral properties	2,238,000	2,186,000	900,000
Share issue costs	312,000	104,000	130,000
Capital assets	26,000	33,000	—
	5,295,000	6,379,000	2,380,000
U.S.:			
Non-capital losses	520,000	—	—
Other	(631,000)	—	—
	(111,000)	—	—
Valuation allowance	(5,184,000)	(6,379,000)	(2,380,000)
	$ —	$ —	$ —

The Company and its subsidiaries have incurred non-capital losses for Canadian income tax purposes of approximately $7.0 million which expire in 2004 to 2010. The benefit of these losses has not been recognized for accounting purposes.

Certain of the Company's non-capital losses and tax pools are restricted in their use.

9. COMMITMENTS:

The Company is committed to make the following payments for the rental of its office premises in Toronto and loading facility in Nova Scotia:

2004	$103,379
2005	70,963
2006	70,963
2007	23,653

10. RELATED PARTY TRANSACTIONS:

(a) In order to close the acquisition of the Balmat mine (note 3(a)), St. Lawrence received financial assistance from Frame Mining Company ("Framco"), a company controlled by an officer and director of the Company. Framco advanced U.S. $1 million to St. Lawrence in order for St. Lawrence to assume an environmental bond. In addition, Framco agreed to provide security on a proposed U.S. $4 million project loan to St. Lawrence. As security for these debts, the Company agreed to pledge a 51% interest in St. Lawrence. Under the terms of the agreement, 26% of the ownership interest held as security was released to the Company subsequent to the repayment of the U.S. $1 million advanced by Framco and an additional payment of U.S. $200,000. The remaining 25% ownership interest was released upon the final repayment of U.S. $800,000 to Framco. The amounts paid to Framco have been included in the acquisition cost of the Balmat mine.

(b) During 2003, two officers advanced $110,000 to the Company for operating purposes. The advances were repaid through the issuance of 1,100,000 of the units issued in May 2003.

(c) In 2002, the Company entered into agreements with related parties to convert $362,724 of outstanding debts to 3,022,691 common shares (note 7(a)).

10. RELATED PARTY TRANSACTIONS: (Continued)

(d) In 2002 and 2001, general and administrative costs of $24,547 and $42,000, respectively, were charged by a corporation controlled by an officer of the Company. These transactions were in the normal course of business and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(e) During the six months ended June 30, 2004 and the year ended December 31, 2003, the Company paid $329,940 and $428,000, respectively, to two law firms which are associated with two of the Company's directors.

(f) In September 2004, the Chairman of the Company acquired 10,000,000 units in connection with a private placement completed by the Company (note 7).

11. SUBSEQUENT EVENTS:

(a) Subsequent to June 30, 2004, the Company abandoned its plans to issue common shares in the United Kingdom and list its common shares on the London Stock Exchange's Alternative Investment Market. As a result, deferred financing costs related to the share issuance and listing amounting to $261,963 included in deferred financing and acquisition costs at June 30, 2004 will be written off in the quarter ending September 30, 2004.

(b) On October 7, 2004, the Company entered into a share purchase agreement to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd., for a cash purchase price of $325 million, subject to adjustments on closing estimated to be $14,805,000. The acquisition is subject to regulatory and stock exchange approval and other customary closing conditions, including completion of the related financing of the acquisition.

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator.

(c) On November • , 2004, the Company filed a preliminary prospectus in each of the provinces of Canada in respect of an offering of • subscription receipts, for total gross proceeds of $ • . Each subscription receipt will entitle the holder to receive one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $ • at any time for a period of 24 months from the closing date of the offering.

AUDITOR'S CONSENT
KPMG LLP

The Board of Directors of ONTZINC Corporation

We have read the Prospectus of ONTZINC Corporation (the "Company") dated • , 2004 relating to the sale and issue of • Subscription Receipts of the Company. We have compiled with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of they years in the three-year period ended December 31, 2003. Our report is dated April 5, 2004 (except as to notes 7 and 11 which are as of • , 2004).

Toronto, Canada
• , 2004

Chartered Accountants

AUDITORS' CONSENT
DELOITTE & TOUCHE LLP

We have read the Prospectus of ONTZINC Corporation (the "Corporation") dated • , 2004 relating to the sale and issue of • Subscription Receipts, each representing the right to receive One Common Share and One-Half of One Common Share Purchase Warrant of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the Director of 152640 Canada Inc. (the "Company") on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated October 25, 2004.

Winnipeg, Manitoba
• , 2004

•
Chartered Accountants

CERTIFICATE OF THE COMPANY

Dated: November 10, 2004.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick),by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations under those acts. This Prospectus, as required by the *Securities Act* (Québec) and the regulations under that act, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) GREGORY J. PEEBLES
Chief Executive Officer

(Signed) DOUGLAS SCHARF
Senior Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER GEORGE
Director

(Signed) CHRISTOPHER O. IRWIN
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 10, 2004.

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations under those acts. To our knowledge, this Prospectus, as required by the *Securities Act* (Québec) and the regulations under that act, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

(Signed) MARK WELLINGS

CANACCORD CAPITAL CORPORATION	HAYWOOD SECURITIES INC.	ORION SECURITIES INC.
(Signed) JENS J. MAYER	(Signed) JOHN D. WILLETT	(Signed) DOUGLAS BELL
HARRIS PARTNERS LIMITED	MCFARLANE GORDON INC.	NORTHERN SECURITIES INC.
(Signed) WILLIAM WASHINGTON	(Signed) BRADLEY D. GRIFFITHS	(Signed) VICTOR PHILIP ALBOINI

PROSPECTUS PROVISOIRE

Nouvelle émission — Le 10 novembre 2004

ONTZINC CORPORATION

• $

• reçus de souscription, chacun représentant le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire

Par les présentes, nous offrons dans le public un total de • reçus de souscription (les « reçus de souscription ») au prix de • $ (le « prix d'offre ») le reçu de souscription (le « placement »). Compte tenu de notre consolidation du capital-actions proposée à raison de • ancienne action contre une nouvelle action (la « consolidation »), chaque reçu de souscription conférera à son porteur le droit de recevoir une action ordinaire (une « action ordinaire ») et un demi-bon de souscription d'action ordinaire (chaque bon de souscription d'action ordinaire entier appelé un « bon de souscription »), sans devoir payer une contrepartie supplémentaire ni devoir prendre d'autres mesures, une fois satisfaites les conditions de libération du blocage (comme ce terme est défini ci-dessous). Chaque bon de souscription conférera à son porteur le droit d'acheter une action ordinaire au prix de • $, en tout temps avant 17 h (heure de Toronto) le •. Nous émettrons et vendrons les reçus de souscription aux termes d'une convention de prise ferme datée du • 2004 (la « convention de prise ferme ») que nous avons conclue avec Valeurs mobilières GMP Ltée, La Corporation Canaccord Capital, Valeurs Mobilières Haywood Inc., Valeurs Mobilières Orion Inc., Les Associés Harris Limitée, McFarlane Gordon Inc. et Valeurs mobilières Northern Inc. (les « preneurs fermes »). Nous fixerons le prix d'offre des reçus de souscription par voie de négociation avec les preneurs fermes. Se reporter à la rubrique intitulée « Mode de placement ».

Nous offrons les reçus de souscription en vue de financer une portion du prix d'achat de notre acquisition (l'« acquisition ») de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB ») auprès d'Anglo American International, S.A. (« Anglo American »). Se reporter aux rubriques intitulées « Évolution générale des activités – Acquisition de CMMB » et « Emploi du produit ».

Le produit total tiré du présent placement s'élevant à • $ (les « fonds entiercés ») sera déposé à la clôture du placement auprès d'Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »), en attendant la satisfaction des conditions de libération du blocage (comme ce terme est défini dans les présentes). À la condition que les conditions de libération du blocage, notamment la consolidation, soient satisfaites avant 17 h (heure de Toronto) le 28 février 2005 (l'« échéance »), chaque reçu de souscription sera automatiquement échangé contre une action ordinaire et un demi-bon de souscription, sans que les porteurs de reçus de souscription n'aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, et l'agent d'entiercement versera aux preneurs fermes une rémunération des preneurs fermes (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci) et libérera le reste des fonds entiercés (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) en notre faveur au plus tard à 17 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas satisfaites au plus tard à l'échéance, ou si la convention d'acquisition (comme ce terme est défini dans les présentes) est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le

moment d'expiration, un montant correspondant au prix d'offre et à leur quote-part proportionnelle de l'intérêt produit ou des autres revenus réalisés sur celui-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu). Se reporter aux rubriques intitulées « Évolution générale des activités – Acquisition de CMMB », « Emploi du produit » et « Modalités du placement ».

Prix : • $ le reçu de souscription

	Prix d'offre	Rémunération des preneurs fermes[2)]	Produit net revenant à la Société[3)]
Par reçu de souscription	• $	• $	• $
Total[1)4)]	• $	• $	• $

1) Nous avons octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») pouvant être levée jusqu'à la clôture du présent placement en vue d'acheter jusqu'à • reçus de souscriptions supplémentaires au prix d'offre. Nous avons également octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée pendant une période de 30 jours à compter de la date de clôture du présent placement en vue d'acheter jusqu'à • reçus de souscription supplémentaires, au prix d'offre, uniquement aux fins de couverture des attributions excédentaires et de stabilisation du marché. Le produit total réuni dans le cadre de toute levée de l'option des preneurs fermes ou de l'option pour attributions excédentaires sera également bloqué par l'agent d'entiercement jusqu'à la satisfaction des conditions de libération du blocage ou le moment d'expiration, selon la première de ces occurrences.

2) En contrepartie des services rendus par les preneurs fermes dans le cadre du placement, nous leur verserons une rémunération correspondant à 6 % du produit brut reçu de la vente de tous les reçus de souscription et leur émettrons le nombre de bons de souscription de courtier correspondant à 6 % du nombre total de reçus de souscription émis dans le cadre du placement, chaque bon de souscription de courtier conférant à son porteur le droit d'acquérir une action ordinaire à un prix correspondant à 115 % du prix d'offre, pendant une période de 24 mois débutant à la date de clôture du placement. Aucune commission ou rémunération supplémentaire ne sera payable aux preneurs fermes dans le cadre de l'émission des actions ordinaires ou des bons de souscription à l'échange des reçus de souscription ou à l'exercice des bons de souscription. Le présent prospectus vise également l'octroi de l'option des preneurs fermes, l'octroi de l'option pour attributions excédentaires et le placement des reçus de souscription offerts à la levée de ces options, ou l'un ou l'autre d'entre eux, et l'émission des bons de souscription de courtier. Se reporter à la rubrique intitulée « Mode de placement ».

3) *Déduction faite de la rémunération des preneurs fermes, mais avant la déduction de nos dépenses dans le cadre du placement, qui sont* estimées s'élever à • $, qui seront payées à partir du produit tiré du placement.

4) Si l'option des preneurs fermes est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à ONTZINC s'élèveront respectivement à • $, • $ et • $. Si l'option des preneurs fermes et l'option pour attributions excédentaires sont toutes deux levées intégralement, le prix d'offre total, l'option des preneurs fermes, la rémunération des preneurs fermes et le produit net revenant à ONTZINC s'élèveront respectivement à • $, • $ et • $.

Un placement dans les reçus de souscription est hautement spéculatif et comporte des risques importants que les souscripteurs éventuels devraient examiner attentivement avant d'acheter ces titres. Les risques mentionnés dans le présent prospectus devraient être examinés attentivement par les souscripteurs éventuels dans le cadre d'un placement dans ces titres. Se reporter à la rubrique intitulée « Facteurs de risque ».

Nous n'avons pas l'intention de demander l'inscription ou l'affichage aux fins de négociation des reçus de souscription à la cote d'une bourse ou d'un autre marché quelconque. Les actions ordinaires sont négociées à la cote de la Bourse de croissance TSX (la « TSX de croissance ») sous le symbole « OTZ ». Le cours de clôture des actions ordinaires à la cote de la TSX de croissance le 9 novembre 2004, soit le dernier jour au cours duquel les actions ordinaires ont été négociées avant le dépôt du présent prospectus, était de 0,16 $. La réalisation de l'acquisition est également assujettie à ce que nous satisfassions toutes les exigences de la TSX de croissance.

Les preneurs fermes offrent conditionnellement, pour leur propre compte, les reçus de souscription, sous réserve de leur vente préalable et sous les réserves d'usage concernant leur émission et leur remise par nous-même et leur acceptation par les preneurs fermes, conformément aux conditions qui sont contenues dans la convention de prise ferme dont il est question à la rubrique intitulée « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par nos conseillers juridiques, Cassels Brock & Blackwell LLP, et par Ogilvy Renault, pour le compte des preneurs fermes.

Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et il est possible de clore les registres de souscription en tout temps, sans préavis. La clôture du présent placement devrait avoir lieu vers le • 2004, ou à une autre date dont nous pourrons convenir avec les preneurs fermes (la « clôture »).

Un ou plusieurs certificats représentant les reçus de souscription seront émis sous forme nominative seulement à La Caisse canadienne de dépôt de valeurs Limitée (la « CDS ») ou à son prête-nom et seront déposés auprès de la CDS à la clôture. À la date d'émission des actions ordinaires et des bons de souscription, nous émettrons sous forme nominative uniquement, à la CDS, le ou les certificats représentant les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription. Nonobstant ce qui précède, les reçus de souscription, les actions ordinaires et les bons de souscription seront émis aux Etats-Unis ou à une personne des Etats-Unis en la forme d'un certificat définitif remis à leurs porteurs. Se reporter à la rubrique intitulée « Modalités du placement ».

TABLE DES MATIÈRES

Vous ne devriez vous fier qu'aux renseignements qui sont contenus dans le présent prospectus. Ni les preneurs fermes ni nous-même n'avons autorisé toute autre personne à vous fournir des renseignements différents. Si toute personne vous fournit des renseignements différents ou contradictoires, vous ne devriez pas vous y fier. Ni les preneurs fermes ni nous-même ne présentons une offre de vente de ces reçus de souscription dans tout territoire où une offre ou une vente est interdite. Vous devriez présumer que les renseignements qui figurent dans le présent prospectus sont exacts uniquement à la date figurant sur la page couverture de celui-ci. Nos activités, nos résultats d'exploitation, notre situation financière et nos perspectives pourraient avoir changé depuis cette date.

MISE EN GARDE CONCERNANT LES ÉNONCÉS PROSPECTIFS

Nous faisons des « déclarations prospectives » dans l'ensemble du présent prospectus notamment, des déclarations concernant notre rendement financier ou de l'exploitation futur ainsi que celui de nos filiales et de nos projets, le prix et la consommation futurs du zinc et du cuivre, l'estimation des réserves minérales et des ressources minérales, la réalisation des estimations des réserves minières, le moment et le montant de la production future estimative, les coûts de production, les dépenses en immobilisation, l'exploitation et la prospection (notamment les coûts en capital environnementaux liés à la fermeture et à la remise en état des mines), la disponibilité des concentrés de minerai de tiers, les projections en ce qui a trait à la vie de la mine et les estimations relatives aux flux de

trésorerie. Lorsque vous lisez une déclaration qui ne constitue pas simplement un énoncé de fait historique, comme lorsque nous décrivons ce que nous-même ou d'autres « planifions », « nous attendons à », « projetons », « prévoyons », « croyons », « prédisons », « estimons » ou « anticipons » ou une déclaration selon laquelle certains événements ou certaines conditions « pourraient avoir » ou « auront » lieu, vous devez tenir compte du fait que ces attentes pourraient être erronées ou que nous ou d'autres, selon le cas, pourrions ne pas atteindre ces objectifs. De même, les déclarations qui décrivent nos objectifs ou nos plans constituent ou peuvent constituer des énoncés prospectifs. Les énoncés prospectifs sont fondés sur nos opinions et nos estimations en date de ces déclarations et sont assujettis à divers risques et incertitudes ainsi qu'à d'autres facteurs qui pourraient faire en sorte que les événements ou les résultats réels diffèrent considérablement de ce que nous prévoyons dans les énoncés prospectifs. Ces facteurs s'entendent notamment des risques inhérents associés à l'acquisition de CMMB; de la fluctuation des prix des métaux et des taux de change des devises; de l'exploration, de la mise en valeur et de l'exploitation des propriétés minières; des incertitudes associées à l'interprétation des résultats de forage; du dépassement des coûts projetés ou des coûts et des dépenses imprévus; des incertitudes relatives à la disponibilité du financement et aux coûts de financement nécessaires à l'avenir; et d'autres facteurs décrits dans le présent prospectus à la rubrique intitulée « Facteurs de risque ». À moins que les lois sur les valeurs mobilières applicables ne le prescrivent, nous n'avons pas l'intention de mettre à jour ou de revoir les énoncés prospectifs en cas de changement dans les circonstances, les estimations ou les opinions. Vous ne devriez pas vous fier indûment aux énoncés prospectifs.

PRÉSENTATION DE L'INFORMATION FINANCIÈRE

Les résultats financiers et l'information financière de ONTZINC de même que ceux de 152640 Canada Inc. (la « Société mère CMMB »), société qui, de façon immédiate, est la société mère de CMMB, qui figurent dans le présent prospectus sont présentés en conformité avec les principes comptables généralement reconnus au Canada (les « PCGR »).

PRÉSENTATION DES DEVISES ET RENSEIGNEMENTS RELATIFS AU TAUX DE CHANGE

Le présent prospectus comporte des renvois au dollar américain et au dollar canadien. À moins d'indication contraire, tous les montants en dollars figurant dans les présentes sont libellés en dollars canadiens et le terme « dollars américains » ou le symbole « $ US » renvoi au dollar américain.

Les cours extrêmes des taux de change du dollar américain par rapport au dollar canadien, tels qu'ils sont déclarés par la Banque du Canada pour la période de neuf mois terminée le 30 septembre 2004 et pour chacun des trois exercices terminés les 31 décembre 2003, 2002 et 2001 s'établissaient de la manière suivante :

	Période de neuf mois terminée le 30 septembre 2004	Exercice terminé le 31 décembre		
		2003	2002	2001
Clôture	1,25 $	1,30 $	1,58 $	1,59 $
Maximal	1,40	1,58	1,62	1,60
Minimal	1,26	1,28	1,40	1,49
Moyen[1)]	1,33	1,40	1,57	1,55

1) Calculé selon la moyenne quotidienne du cours à midi pour chaque période.

Le 9 novembre 2004, le cours du change à midi de la Banque du Canada était de 1,00 $ US = 1,20 $ CA.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de nos conseillers juridiques, Cassels Brock & Blackwell, LLP, et d'Ogilvy Renault, conseillers juridiques des preneurs fermes, en fonction des dispositions actuelles de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt ») et de ses règlements d'application actuellement en vigueur (les « règlements »), les reçus de souscription constitueront des placements admissibles aux termes de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite et des régimes de participation différée aux bénéfices (les « régimes de revenu différé ») et pour les fiducies régies par des régimes enregistrés d'épargne-études (les « REEE »), à la condition que nous n'ayons aucun lien de dépendance avec chacune des personnes qui est un rentier, un bénéficiaire, un employeur ou un souscripteur aux termes du régime régissant la

fiducie du régime. Toutefois, en fonction des modifications proposées aux règlements qui, lorsqu'elles seront adoptées, s'appliqueront aux biens acquis après le 27 février 2004 (les « modifications proposées »), les reçus de souscription ne constitueront pas des placements admissibles aux termes de la Loi de l'impôt pour les régimes de revenu différé et les fiducies régies par des REEE. Ces conseillers juridiques ont été avisés par le ministère des Finances (Canada) que les modifications proposées doivent être modifiées de manière à permettre aux reçus de souscription de constituer des placements admissibles pour les régimes de revenu différé et les fiducies régies par des REEE. Cependant, rien ne garantit que les modifications proposées seront ainsi modifiées ni la date à laquelle ces modifications prendront effet. L'acquisition de placements non admissibles par les régimes de revenu différé et les fiducies régies par des REEE pourrait entraîner l'imposition d'un impôt de pénalité sur les avoirs de ces placements non admissibles ou sur leur revenu et, dans le cas d'une fiducie régie par un REEE, la révocation de l'enregistrement du régime. De l'avis de ces conseillers juridiques, les actions ordinaires et les bons de souscription constitueront des placements admissibles aux termes de la Loi de l'impôt pour les régimes de revenu différé et pour les fiducies régies par des REEE, à la condition que, dans le cas des bons de souscription, nous n'ayons pas de lien de dépendance avec chacune des personnes qui est un rentier, un bénéficiaire, un employeur ou un souscripteur aux termes du régime régissant la fiducie du régime. En outre, d'après ces conseillers juridiques, leur avis étant fondé en partie sur une attestation d'un membre de la direction d'ONTZINC en ce qui a trait à certaines questions de fait, les reçus de souscription, les actions ordinaires et les bons de souscription, s'ils sont émis en date des présentes, ne constitueraient pas des « biens étrangers » pour l'application de la partie XI de la Loi de l'impôt.

SOMMAIRE DU PROSPECTUS

Le texte qui suit est un résumé des principales caractéristiques du présent placement et devrait être lu à la lumière des renseignements plus détaillés et des données et états financiers figurant ailleurs dans le présent prospectus. Vous devriez examiner attentivement l'ensemble du contenu du présent prospectus, notamment la rubrique intitulée « facteurs de risques », et consulter votre conseiller juridique et autre conseiller professionnel ayant une expérience pertinente.

À moins que le contexte ne suggère une autre interprétation, les renvois aux termes « nous » et « nos » et à d'autres termes semblables, de même que les renvois au terme « Société », font référence à ONTZINC Corporation et à ses filiales et coentreprises compte tenu de l'acquisition et les renvois à « ONTZINC » font référence à ONTZINC Corporation et à ses filiales avant l'acquisition. Les références faites au rapport Howe renvoient à un rapport intitulé « Technical Report on Hudson Bay Mining and Smelting Assets, Flin Flon Greenstone Belt, Manitoba and Saskatchewan, Canada », daté du 5 novembre 2004 (le « rapport Howe »), qui a été préparé à notre intention dans le cadre de l'acquisition par Michael Newbury, ing., d'A.C.A. Howe International Limited (« Howe »), en tant que personne qualifiée aux termes de la Norme canadienne 43-101 intitulée *Information concernant les projets miniers* (la « NC 43-101 »).

Nos activités

ONTZINC a récemment convenu d'acquérir auprès d'Anglo American la totalité des actions ordinaires en circulation de la société mère CMMB, pour un prix d'achat en espèces d'environ 325 millions de dollars, sous réserve d'un rajustement à la clôture, actuellement évalué à environ 13 millions de dollars, pour un prix d'achat net de 312 millions de dollars. À la réalisation de l'acquisition, nous seront une société intégrée d'exploitation minière et de fusion de métaux communs et nous constituerons l'un des dix principaux producteurs de zinc en Amérique du Nord. Par suite de l'acquisition, nous détiendrons :

- les mines de zinc et de cuivre 777/Callinan et Trout Lake situées près de Flin Flon au Manitoba, la mine de zinc Chisel North située près de Snow Lake au Manitoba et, la mine de cuivre Konuto Lake située en Saskatchewan (les « mines de CMMB ») qui ont, d'après le rapport Howe, des estimations de réserves minérales prouvées et probables totales d'environ 24,4 millions de tonnes de minerai, d'une teneur de 4,81 % de zinc et de 2,15 % de cuivre, et une estimation supplémentaire de 3,2 millions de tonnes de ressources minérales présumées, d'une teneur de 5,33 % de zinc et de 2,04 % de cuivre;

- un complexe métallurgique situé à Flin Flon, au Manitoba, et un concentrateur de zinc situé à proximité de Snow Lake, au Manitoba; le complexe métallurgique Flin Flon comprend un concentrateur de zinc et de cuivre, une usine d'extraction électrolytique et de lixiviation sous pression du zinc ainsi qu'une fonderie de cuivre, d'une capacité de production annuelle de 115 000 tonnes de zinc moulé et de 90 000 tonnes de cuivre en anodes ainsi que des sous-produits d'or et d'argent;

- une usine d'oxyde de zinc d'une capacité de production annuelle de 45 000 tonnes;

- une participation de 50 % dans la coentreprise de commercialisation établie, Considar Metal Marketing Inc. (« CMM »).

CMMB a récemment réalisé un programme de dépenses en immobilisations de 435 millions de dollars (le « projet 777 »), qui englobait la construction et la mise en valeur de la mine 777 à Flin Flon et de la mine Chisel North à Snow Lake, l'agrandissement du concentrateur de Flin Flon, l'agrandissement de l'usine de traitement du zinc de Flin Flon, notamment la construction d'une cellule électrolytique et d'autres modernisations des infrastructures. Ce projet a permis d'améliorer les marges d'exploitation des mines, la productivité en milieu de travail et la sécurité au travail.

En 2003, la production totale de CMMB s'établissait à 117 500 tonnes de zinc affiné, 83 100 tonnes de cuivre affiné, 57 800 onces d'or et 1 039 400 onces d'argent, tirée des 228 500 tonnes de concentré de zinc (y compris 46 300 tonnes de concentré acheté) et 273 100 tonnes de concentré de cuivre (y compris 108 800 tonnes de concentré

acheté). Selon son estimation des réserves établie dans le rapport Howe, Howe évalue la durée de vie de la mine à 13 années. Au cours des 13 années de vie de la mine prévues, Howe prévoit que CMMB produira environ 3,308 milliards de livres de zinc et 2,513 milliards de livres de cuivre à partir des concentrés internes ainsi que des concentrés achetés. La production et l'information sur les coûts futurs sont fondées sur des hypothèses et des estimations qui sont assujetties à un grand nombre de risques et d'incertitudes et, par conséquent, nos résultats ou nos réalisations réels pourraient être considérablement différents. Se reporter à la rubrique intitulée « Potentiel minier de nos principales propriétés à la réalisation de l'acquisition » pour obtenir de plus amples détails sur la nature de cette information.

Dans le cadre de l'acquisition, nous avons conclu une convention d'acquisition avec Anglo American, datée du 7 octobre 2004 (la « convention d'acquisition »). L'acquisition est assujettie à l'approbation des autorités de réglementation et des bourses des valeurs mobilières ainsi qu'à d'autres conditions de clôture, notamment notre réalisation d'un financement pour financer le prix d'achat. ONTZINC et Anglo American ont obtenu un certificat de décision préalable aux termes de la *Loi sur la concurrence* (Canada).

Nous sommes également propriétaires de deux projets de mise en valeur : la mine Balmat dans l'État de New York et la mine Gay's River dans la province de la Nouvelle-Écosse, au Canada; de deux projets d'exploration : le projet Southwestern Ontario dans la province d'Ontario, au Canada, et le projet San Antonio au Chili.

Nos atouts concurrentiels

Nous croyons que les points forts suivants de l'entreprise nous permettront d'accroître notre production et notre rentabilité :

- les installations modernes et mises à niveaux par suite d'un placement récent d'environ 435 millions de dollars;
- une possession importante de terrains, choisis sur une période couvrant plusieurs décennies, d'une superficie d'environ 280 000 hectares principalement situés au Manitoba et en Saskatchewan et ayant un potentiel important d'exploration stratégique;
- les activités intégrées verticalement, comptant quatre mines, deux concentrateurs, une fonderie de cuivre, une usine de traitement du zinc, une division de production d'oxyde de zinc et une coentreprise de commercialisation;
- l'équipe de gestion chevronnée ayant connu du succès dans tous les aspects de l'industrie minière;
- la main-d'œuvre stable possédant une bonne expérience du fonctionnement à tous les niveaux et un bon dossier de sécurité;
- l'infrastructure peu coûteuse et bien aménagée, notamment les coûts peu élevés passés de l'énergie électrique et l'accès pour le transport par rail, par route et par air.

Notre stratégie

Notre objectif immédiat consiste à conclure avec succès l'acquisition et à maintenir en poste les membres du personnel clé de CMMB. À l'atteinte de cet objectif, notre stratégie inclura des composantes clés suivantes :

- l'identification d'autres possibilités de réduction des coûts;
- l'examen d'autres possibilités de mise en valeur de mines et d'exploration de réserves minérales;
- la poursuite de la croissance par l'intermédiaire d'acquisitions sélectives;
- la conservation d'un bon rendement en matière de sécurité et d'environnement.

Plan de financement

ONTZINC prévoit financer l'acquisition à partir du produit net du présent placement et du produit net de la vente proposée (le « financement par emprunt ») de billets garantis de premier rang d'un capital global d'au plus • $ (les « billets ») d'une filiale en propriété exclusive nouvellement créée qui, après l'acquisition, aura la propriété de CMMB et qui, par la suite, fusionnera avec cette dernière. Nous garantirons les billets. Nous prévoyons que les billets auront une échéance de sept ans. Les billets comportent des clauses restrictives qui, entre autres choses, limitent notre capacité, dans certaines circonstances, à déclarer ou à verser des dividendes ou à effectuer d'autres distributions sur nos actions ordinaires, à contracter des dettes supplémentaires, à conclure des opérations de vente ou de cession-bail, à établir les privilèges, à procéder à des placements, à participer à des opérations avec des membres du même groupe, à regrouper ou à fusionner en d'autres entités ou à vendre des actifs. La réalisation de l'acquisition est assujettie à la réalisation réussie du présent placement et du financement par emprunt. Se reporter aux rubriques intitulées « Emploi du produit » et « Capitalisation ».

Sommaire de l'information financière consolidée pro forma non vérifiée

Le sommaire de l'information financière consolidée pro forma non vérifiée qui suit tient compte de l'acquisition, de la consolidation, du présent placement et du financement par emprunts, comme si ces événements avaient eu lieu le 1er janvier 2003 aux fins des résultats d'exploitation, et le 30 juin 2004, aux fins du bilan. Le présent sommaire de l'information financière consolidée pro forma non vérifiée est fondé sur l'information disponible et certaines hypothèses que la direction juge raisonnables; il n'est présenté qu'à des fins d'illustration et n'a pas pour objet de représenter les résultats d'exploitation ou la situation financière que la société aurait obtenus si l'acquisition, la consolidation et les financements avaient eu lieu aux dates indiquées. Le sommaire de l'information financière consolidée pro forma est tiré des états financiers consolidés historiques de ONTZINC et ceux de la société mère de HBMS, à la lumière et sous réserve desquels il doit être lu, y compris les notes y afférentes, paraissant ailleurs dans le présent prospectus.

	Pro forma pour le semestre arrêté au 30 juin 2004	**Pro forma pour l'exercice terminé le 31 décembre 2003**
	(non vérifié)	(non vérifié)
	(en milliers de dollars, sauf les montants par action)	
Résultats d'exploitation		
Produits nets	272 102 $	417 914 $
Bénéfice net (perte)	•	•
Par action ordinaire		
Bénéfice (perte) de base	•	•
Bénéfice (perte) dilué(e)	•	•

	Pro forma au 30 juin 2004
	(non vérifié)
	(en milliers de dollars)
Bilan	
Espèces et quasi-espèces	• $
Total de l'actif	•
Total du passif	•
Capitaux propres	•

Dans l'éventualité où les preneurs fermes exercent à la fois l'option des preneurs fermes et l'option d'attribution excédentaire en totalité, sur une base pro forma, il y aura • actions ordinaires supplémentaires en circulation.

Sommaire des données financières consolidées de la société mère de CMMB

Le tableau suivant présente le sommaire des données financières consolidées de la société mère de CMMB aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et au 30 juin 2004 et pour les semestres terminés les 30 juin 2004 et 2003. Le présent sommaire des données financières consolidées sont tirées des états financiers consolidés de la société mère de CMMB, y compris des notes s'y rapportant, ainsi que du rapport de gestion connexe inclus ailleurs dans le présent prospectus. Il doit être lu parallèlement à ces documents et il est donné entièrement sous réserve du texte intégral de ceux-ci. Les états financiers consolidés de la société mère de CMMB ont été préparés conformément aux PCGR du Canada.

	Semestres terminés les 30 juin		Exercices terminés les 31 décembre		
	2004	2003	2003	2002	2001
	(non vérifié)	(non vérifié)	(vérifié)	(vérifié)	(vérifié)
			(en milliers de dollars)		
État des résultats :					
Chiffre d'affaires	272 102 $	206 176 $	417 914 $	436 092 $	390 589 $
Produit total	274 878	206 281	418 757	439 568	409 583
Frais d'exploitation	219 727	221 669	430 626	440 431	417 364
Frais généraux et administratifs	4 043	4 017	6 907	9 561	10 321
Amortissement	25 621	34 401	70 709	66 429	73 327
Charge de désactualisation	618	756	2 078	1 890	1 937
Frais d'exploration	-	-	5 550	4 538	2 130
(Gain) perte de change	1 039	(33 599)	(37 272)	(2 021)	33 021
Perte de valeur des actifs	-	-	268 944	-	-
Total des frais et charges	251 206	227 244	747 542	520 828	538 100
Bénéfice net (perte nette)	23 613	(21 645)	(330 103)	(82 958)	(129 725)
État des flux de trésorerie :					
Flux de trésorerie liés aux activités d'exploitation	44 129 $	27 719 $	(3 739) $	(11 819) $	(69 561) $
Flux de trésorerie liés aux activités d'investissement	(32 301)	(59 853)	(118 366)	(112 897)	(188 436)
Flux de trésorerie liés aux activités de financement	11 066	34 217	121 629	115 430	271 286
Bilan :					
Espèces et quasi-espèces	26 421 $		3 527 $	4 003 $	
Total de l'actif	557 400		512 396	733 418	
Total du passif	1 480 659		1 459 310	1 349 984	
Capitaux propres (négatifs)	(923 259)		(946 914)	(616 566)	

Sommaire de l'information financière consolidée de ONTZINC Corporation

Les tableaux suivants présentent le sommaire de l'information financière consolidée de ONTZINC aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 ainsi qu'au 30 juin 2004 et pour les semestres arrêtés aux 30 juin 2004 et 2003. Le présent sommaire de l'information financière consolidée est tiré des états financiers consolidés de la société, à la lumière et sous réserve desquels il doit être lu, y compris les notes y afférentes, ainsi que du rapport de gestion, paraissant ailleurs dans le présent prospectus. Les états financiers consolidés ont été dressés conformément aux PCGR du Canada.

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(non vérifié)	(non vérifié)	(vérifié)	(vérifié)	(vérifié)
	(en milliers de dollars, sauf les montants par action)				
États des résultats					
Produits nets	13 $	- $	8 $	2 $	1 $
Perte nette	2 883	581	5 179	958	2 878
États des flux de trésorerie					
Sorties de fonds liées aux activités d'exploitation	(2 749) $	(569)$	(3 176) $	(961) $	(469) $
Rentrées (sorties) de fonds liées aux activités de financement	7 074	642	8 466	(203)	274
Rentrées (sorties) de fonds liées aux activités d'investissement	(3 348)	1	(3 371)	1 340	181
Par action ordinaire					
Perte de base et diluée [1]	(0,02)$	(0,01)$	(0,05)$	(0,01)$	(0,08)$
Nombre moyen pondéré d'actions ordinaires en circulation (en millions)	187	94	113	68	35
Bilans					
Espèces et quasi-espèces	3 091 $		2 114 $	195 $	
Total de l'actif	15 584		12 455	4 576	
Total du passif	3 502		2 833	1 234	
Capitaux propres	12 082		9 622	3 342	

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour refléter la consolidation prévue. Si la consolidation avait eu lieu le 1er janvier 2001, la perte de base et diluée par action ordinaire aurait été respectivement de • $ et de • $ pour les semestres arrêtés aux 30 juin 2004 et 2003 et respectivement de • $, • $ et • $ pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

Le placement

Placement :	• reçus de souscription. Nous créerons et émettrons des reçus de souscription aux termes d'une convention relative aux reçus de souscription (la « convention relative aux reçus de souscription ») que nous avons conclue avec Equity Transfer Services Inc., à titre d'agent d'entiercement aux termes de celle-ci, et les preneurs fermes. Compte tenu de la consolidation, chaque reçu de souscription conférera à son porteur, au moment de l'échange, le droit de recevoir une nouvelle action ordinaire et un demi-bon de souscription, sans que le porteur n'ait à payer une contrepartie supplémentaire ni à prendre d'autres mesures. Sous réserve que les conditions de libération du blocage soient respectées, les reçus de souscription seront réputés être échangés à 17 h (heure de Toronto) à la date de la réalisation de l'acquisition. Chaque bon de souscription conférera à son porteur le droit d'acheter une action ordinaire au prix de • $, en tout temps avant 17 h (heure de Toronto) le •.
Option des preneurs fermes :	Nous avons octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») pouvant être levée en tout temps, en totalité ou en partie, avant la clôture du présent placement en vue d'acheter • reçus de souscription supplémentaires au prix d'offre (pour un produit brut total de •$). Se reporter à la rubrique intitulée « Mode de placement ».
Option pour attributions excédentaires :	Nous avons octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en tout temps, en totalité ou en partie, jusqu'à 30 jours suivant la date de clôture du présent placement, en vue d'acheter • reçus de souscription supplémentaires au prix d'offre (pour un produit brut total de •$) aux fins de couverture des attributions excédentaires, s'il y a lieu, et de stabilisation du marché. Se reporter à la rubrique intitulée « Mode de placement ». Si les preneurs fermes lèvent l'option pour attributions excédentaires après la clôture de l'acquisition, nous émettrons alors le nombre approprié d'actions ordinaires et de bons de souscription au lieu de reçus de souscription.
Montant du placement :	•$ (•$ si l'option des preneurs fermes et l'option pour attributions excédentaires sont toutes deux levées intégralement).
Produit entiercé :	Le produit brut tiré de la vente des reçus de souscription (les « fonds entiercés ») seront remis à l'agent d'entiercement et bloqués par celui-ci. Les fonds entiercés seront investis dans des obligations à court terme portant intérêt et des obligations émises à escompte qui sont émises ou garanties par le gouvernement du Canada, une province canadienne ou une banque canadienne, à la condition que l'obligation en question ait obtenu une note d'au moins R1 (moyen) par DBRS Inc. ou une agence de notation équivalente, comme nous en donnerons la directive par écrit, en attendant que l'agent d'entiercement reçoive un avis dans la forme prescrite (l'« avis de libération du blocage ») que nous lui enverrons et qui sera contresigné par Valeurs mobilières GMP Ltée, pour le compte des preneurs fermes. Cet avis de libération du blocage confirme que (i) toutes les conditions préalables à l'acquisition prévues par la convention d'acquisition ont été respectées ou ont fait l'objet d'une renonciation à notre appréciation et que les renonciations aux termes de la convention de l'acquisition ou des modifications apportées à celle-ci ne font pas en sorte que la description de l'acquisition exposée dans le présent prospectus contienne une information trompeuse (comme ce terme est défini dans la législation en valeurs mobilières) et que les parties à la convention d'acquisition soient disposées à effectuer la clôture lors du prochain jour ouvrable; (ii) nos actionnaires ont approuvé la consolidation; et (iii) nous-même et le chef de file dans le cadre du financement par emprunt avons fournis à l'agent d'entiercement un avis conjoint confirmant que le financement par emprunt est clos ou est prêt à l'être le prochain jour ouvrable (collectivement, les « conditions de libération du blocage »), et enjoint à l'agent d'entiercement d'émettre et de remettre les actions ordinaires et les bons de souscription aux porteurs de reçus de souscription, de la manière et selon les conditions énoncées dans la convention relative aux reçus de souscription. À la condition que les conditions de libération du blocage soient respectées avant 17 h (heure de Toronto) le 28 février 2005 (l'« échéance »), l'agent d'entiercement (i) émettra aux porteurs de reçus de souscription, sans qu'ils aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, une action ordinaire et un demi-bon de

souscription pour chaque reçu de souscription qu'ils détiennent; (ii) versera aux preneurs fermes la rémunération des preneurs fermes (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci); et (iii) libérera le reste des fonds entiercés de la Société (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) au plus tard à 17 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas respectées au plus tard à l'échéance, ou si la convention d'acquisition est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'achat des reçus de souscription et à leur quote-part de l'intérêt produit ou des autres revenus réalisés sur ceux-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu).

Emploi du produit : Le produit net tiré du placement nous revenant est estimé à • millions de dollars (• millions de dollars si l'option des preneurs fermes est levée intégralement et • millions de dollars si l'option des preneurs fermes et l'option pour attributions excédentaires sont toutes deux levées intégralement) déduction faite de la rémunération des preneurs fermes et des dépenses estimatives liées au présent placement. Nous entendons utiliser le produit net tiré du présent placement ainsi que le produit net provenant du financement par emprunt pour financer le prix d'achat de l'acquisition (actuellement 312 millions de dollars, sous réserve du rajustement définitif à la clôture), les coûts de l'opération liés à l'acquisition, le placement, le financement par emprunt (environ 20 millions de dollars) et les besoins généraux de l'entreprise et du fonds de roulement, ce qui peut comprendre le remboursement de la dette. Se reporter à la rubrique intitulée « Emploi du produit ».

Facteurs de risque : **Un placement dans les reçus de souscription est hautement spéculatif et comporte des risques importants que les souscripteurs éventuels devraient examiner attentivement avant d'acheter ces titres. Se reporter à la rubrique intitulée « Facteurs de risque ».**

NOS ACTIVITÉS

Dans le présent prospectus, à moins que le contexte n'exige une interprétation différente, « nous », « notre », « nos » et des expressions semblables que la « Société » désignent ONTZINC Corporation et ses filiales et coentreprises, après avoir donné effet à l'acquisition. « ONTZINC » désigne ONTZINC Corporation et ses filiales, avant l'acquisition.

Nos activités

ONTZINC a récemment convenu d'acquérir auprès d'Anglo American la totalité des actions ordinaires en circulation de la Société mère CMMB, pour un prix d'achat en espèces d'environ 325 millions de dollars, sous réserve d'un rajustement à la clôture, actuellement évalué à environ 13 millions de dollars, pour un prix d'achat net de 312 millions de dollars. À la réalisation de l'acquisition, nous seront une société intégrée d'exploitation minière et de fusion de métaux communs et nous constituerons l'un des dix principaux producteurs de zinc en Amérique du Nord. Nous détiendrons :

- les mines de CMMB, qui ont, d'après le rapport Howe, des estimations de réserves minérales prouvées et probables totales d'environ 24,4 millions de tonnes de minerai, d'une teneur de 4,81 % de zinc et de 2,15 % de cuivre, et une estimation supplémentaire de 3,2 millions de tonnes de ressources minérales présumées, d'une teneur de 5,33 % de zinc et de 2,04 % de cuivre;

- un complexe métallurgique situé à Flin Flon, au Manitoba, et un concentrateur de zinc situé à proximité de Snow Lake, au Manitoba; le complexe métallurgique Flin Flon comprend un concentrateur de zinc et de cuivre, une usine d'extraction électrolytique et de lixiviation sous pression du zinc ainsi qu'une fonderie de cuivre, d'une capacité de production annuelle de 115 millions de tonnes de zinc moulé et de 90 000 tonnes de cuivre en anodes ainsi que des sous-produits d'or et d'argent;

- une usine d'oxyde de zinc d'une capacité de production annuelle de 45 000 tonnes;

- une équipe d'exploration expérimentée aux antécédents reconnus en termes de découverte de nouveaux corps minéralisés ainsi que des terrains d'une superficie d'environ 280 000 hectares situés principalement au Manitoba et en Saskatchewan, présentant la possibilité d'autres découvertes de minéraux;

- une équipe de production et d'exploitation minière chevronnée ainsi qu'une main-d'œuvre stable présentant un excellent dossier de santé et de sécurité;

- une participation de 50 % dans la coentreprise de commercialisation établie CMM.

CMMB a récemment réalisé le projet 777, un programme de dépenses en immobilisations de 435 millions de dollars, qui englobait la construction et la mise en valeur de la mine 777 à Flin Flon et de la mine Chisel North à Snow Lake, l'agrandissement du concentrateur de Flin Flon, l'agrandissement de l'usine de traitement du zinc de Flin Flon, notamment la construction d'une cellule électrolytique et d'autres modernisations des infrastructures. Ce projet a permis d'améliorer les marges d'exploitation des mines, la productivité en milieu de travail et la sécurité au travail.

En 2003, la production totale de CMMB s'établissait à 117 800 tonnes de zinc affiné, 83 100 tonnes de cuivre affiné, 57 800 onces d'or et 1 039 400 onces d'argent, tirée des 228 500 tonnes de concentré de zinc (y compris 46 300 tonnes de concentré acheté) et 273 100 tonnes de concentré de cuivre (y compris 108 800 tonnes de concentré acheté).

Nous sommes également propriétaires de deux projets de mise en valeur : la mine Balmat dans l'État de New York et la mine Gay's River dans la province de la Nouvelle-Écosse, au Canada; de deux projets d'exploration : le projet Southwestern Ontario dans la province d'Ontario, au Canada, et le projet San Antonio au Chili.

Nos atouts concurrentiels

Nous croyons que les points forts suivants de l'entreprise nous permettront d'accroître notre production et notre rentabilité.

Installations modernes et mises à niveaux

Entre 1998 et 2004, nous avons investi environ 435 millions de dollars en vue d'agrandir, de rehausser et de moderniser nos usines et nos mines. Le projet 777 comprenait la construction et la mise en valeur des mines modernes 777 et Chisel North, l'accroissement de la capacité du concentrateur de zinc à Flin Flon et l'agrandissement de notre usine de traitement du zinc, y compris l'installation d'une cellule électrolytique. L'aménagement de notre usine de traitement du zinc permet d'augmenter notre capacité d'un autre 15 %. Le projet 777 a permis d'améliorer notre productivité à la fois par l'entremise d'une nouvelle technologie et par la rationalisation de notre main-d'œuvre. Cette situation s'est traduite par l'efficacité de l'exploitation, des réductions de coûts et la production d'un minerai de teneur plus élevée.

Superficie des terrains et potentiel d'exploration stratégique

Nous détenons des terrains d'une superficie d'environ 280 000 hectares au Manitoba et en Saskatchewan. Nous comptons plus de 75 années d'antécédents d'exploitation, au cours desquelles nous avons mis en production plus de 25 corps minéralisés sur nos terrains. Actuellement, nous exploitons quatre mines sur ces terrains. Ces mines, selon les estimations figurant dans le rapport Howe, auront une durée de vie de 13 ans. Nos terrains incluent des portions de choix de la ceinture de roches vertes Flin Flon, laquelle est hautement productive, qui présentent, à notre avis, un potentiel énorme pour la découverte d'autres corps minéralisés. Comme la majeure partie de cette propriété se trouve à moins de 100 km de nos concentrateurs, nous prévoyons que nous serons en mesure d'exploiter de façon économique même les petits corps minéralisés que nous découvrons.

Nous sommes également propriétaires de 51 276 acres de droits miniers dans la partie nord de l'État de New York et louons 4 774 acres supplémentaires de droits miniers dans la zone avoisinant la mine Balmat.

Activités intégrées verticalement

Les activités de Flin Flon et de Snow Lake se composent de quatre mines d'exploitation, de deux concentrateurs, d'une fonderie de cuivre de 90 000 tonnes par année et d'une usine de traitement du zinc de 115 000 tonnes par année. Ces activités intégrées limitent notre exposition aux fluctuations des coûts tiers d'affinage et de traitement de tiers. En outre, la capacité offerte à nos usines métallurgiques, actuellement alimentées en concentrés achetés, nous offre la flexibilité nécessaire pour mettre en valeur les corps minéralisés dans la zone de Flin Flon et de Snow Lake ce qu'une société minière dépourvue d'usines métallurgiques ne serait pas en mesure de faire de manière profitable, après le paiement des frais de transport et de traitement. Notre division de production d'oxyde de zinc, Zochem, reçoit et traite une quantité importante de notre production de zinc métallique. Cette sortie permettra de minimiser l'effet cyclique du volume et la fluctuation des cours du marché du zinc métallique. Par l'intermédiaire de CMM, notre coentreprise de commercialisation, nous suivons et poursuivons nos relations avec les clients qui ont, par le passé, appuyé la demande et les prix élevés pour notre zinc, cuivre et oxyde de zinc.

Équipe de gestion chevronnée

L'équipe de gestion de ONTZINC possède une vaste expérience dans l'identification, l'acquisition et le financement d'exploitations minières de même que la gestion de sociétés ouvertes. Nous croyons que l'expérience dont nous disposons constitue un fondement solide grâce auquel nous pourrons accroître nos activités. L'équipe de gestion de CMMB a connu du succès dans divers aspects de l'industrie minière, y compris l'extraction, le traitement, la commercialisation et la remise en état subséquente des mines. L'expérience de la direction de CMMB constituait une partie intégrante de la réussite du projet 777, qui a été réalisé en avance sur les délais prévus et selon le budget alloué.

Main-d'œuvre stable et qualifiée et bon dossier de sécurité

La main-d'œuvre de CMMB est bien formée, historiquement stable, et possède une bonne expérience du fonctionnement à tous les niveaux. Les activités existantes de CMMB n'ont subi aucun arrêt de travail en plus de 30 ans, malgré d'importantes réductions des effectifs depuis 1991. En outre, CMMB possède des conventions relatives à la stabilité de la main-d'œuvre en place jusqu'en 2012, offrant un cadre pour les relations de travail qui minimise les risques de grève ou de lockout à ses exploitations. Se reporter à la rubrique intitulée « Nos activités – Exploitation – Employés ».

CMMB possède un bon dossier de sécurité. Plus tôt cette année, CMMB a été recommandée à des fins d'enregistrement de son système de gestion de sécurité selon les évaluations de la santé et de la sécurité au travail de la série 18001 (« OHSAS 18001 »). Au cours de la période de trois ans terminée le 31 décembre 2003, CMMB a subi en moyenne un taux annuel d'environ 0,7 heure de temps perdu à la suite de blessures pour 200 000 heures travaillées. En plus d'une diminution des coûts d'indemnisation des travailleurs, nous croyons que les améliorations apportées à la sécurité en milieu de travail pour la main-d'œuvre de CMMB permet de maintenir de bonnes relations de travail entre la direction de CMMB et la main-d'œuvre.

Infrastructure peu coûteuse et bien aménagée

Nous possédons un infrastructure bien aménagée à faible coût. La presque totalité de notre alimentation électrique est fournie par Hydro-Manitoba par l'intermédiaire tant de ses réseaux électriques que de ceux de la Saskatchewan Power Corporation, qui sont alimentés par trois centrales hydroélectriques. Par le passé, le prix de l'électricité fourni par Hydro-Manitoba s'est classé parmi les plus faibles offerts par les principaux services publics d'énergie en Amérique du Nord. L'alimentation en eau du complexe métallurgique Flin Flon est pompée à partir du Trout Lake situé à proximité. En outre, les propriétés Flin Flon possèdent des accès bien développés pour le transport par rail, par route et par air. L'accès par rail permet l'achat de concentrés et de nombreux autres articles de consommation essentiels, comme le propane et le mazout, en vrac. Il permet de minimiser les frais de transport pour nos produits.

Notre stratégie

Notre objectif immédiat consiste à conclure avec succès l'acquisition de CMMB et à maintenir en poste les membres du personnel clé de CMMB. L'acquisition nous permettra de devenir un important producteur de zinc et de cuivre. Pour la période de douze mois terminée le 30 juin 2004, le revenu total de CMMB s'élevait à plus de 480 millions de dollars.

Notre stratégie consiste à miser sur nos actifs d'exploitation reconnus, nos importantes réserves minérales et notre main-d'œuvre chevronnée pour ce qui suit.

Identifier d'autres possibilités de réduction des coûts

Au cours de la dernière décennie, nous avons abaissé nos coûts par l'intermédiaire d'investissements d'infrastructure, d'une priorité accordée à la sécurité au travail, d'une réduction ciblée de la main-d'œuvre et d'une augmentation de la production. Nous continuerons à examiner d'autres possibilités afin de réduire nos coûts de production, y compris la diminution des coûts d'affinage du cuivre par le truchement de l'achat prévu par CMM de l'affinerie de cuivre White Pine. L'augmentation de la production de concentrés provenant des mines CMMB ou une autre de nos propriétés situées à proximité ou présentant une quelconque synergie avec nos installations métallurgiques, constitue notre principale possibilité afin de réduire nos coûts et d'améliorer notre rentabilité.

Examiner d'autres possibilités de mise en valeur des mines et d'exploration des réserves minérales

Nous prévoyons exploiter les corps minéralisés connus et poursuivre des programmes élargis d'exploration. Nous croyons que les mines de CMMB, particulièrement pour les mines Trout Lake et 777/Callinan, présentent toujours des possibilités de découvertes de ressources minérales supplémentaires. Nous avons également l'intention d'axer notre programme d'exploration sur les propriétés de CMMB au Manitoba et en Saskatchewan. La réouverture de la mine Balmat constitue aussi une priorité. Grâce aux gestionnaires d'exploitation chevronnés de CMMB et de

l'expérience de CMM en matière de commercialisation, nous croyons être en mesure de reproduire en grande partie l'efficacité opérationnelle de CMMB à la mine Balmat. Nous examinerons également la possibilité d'intégrer ces activités à nos installations métallurgiques de Flin Flon. Sinon, nos programmes de mise en valeur et d'exploration seront axés sur nos autres projets existants ou des projets futurs, dans la mesure où ceux-ci présentent des possibilités intéressantes d'accroissement de nos réserves minérales.

Poursuivre la croissance par l'intermédiaire d'acquisitions sélectives

Nous croyons qu'il existe une possibilité de croissance future par l'intermédiaire d'acquisitions sélectives d'actifs d'exploitation et de propriétés à un haut degré de mise en valeur. En misant sur les connaissances spécialisées de notre équipe de gestion, nous avons l'intention de poursuivre une stratégie d'acquisition sélective et rigoureuse dans des zones présentant une stabilité politique, particulièrement des propriétés situées en Amérique du Nord, en Amérique du Sud et en Australie.

Conserver un bon rendement en matière de sécurité et de protection de l'environnement

L'une de nos valeurs fondamentales consiste à protéger la santé et le bien-être de nos employés ainsi que l'environnement. Nous avons obtenu un excellent dossier en matière de sécurité au cours des dernières années et nous sommes déterminés à conserver un tel dossier. Nous avons également l'intention de continuer d'adhérer à des normes rigoureuses en matière de conformité environnementale en vue d'améliorer continuellement notre performance environnementale. Les installations de Flin Flon et de Snow Lake ont chacune obtenu récemment une certification ISO 14001:1996 – système de gestion de l'environnement. Nous croyons que notre capacité à minimiser les absences résultant de blessures et les infractions à la réglementation en matière d'environnement constitue un élément essentiel au maintien et à la mise à profit de possibilités afin d'améliorer notre efficacité opérationnelle globale.

Exploitations

Nous sommes une société d'exploitation minière et de fusion de métaux commun intégrée verticalement. Le tableau suivant illustre le déroulement de nos opérations actuelles.


Mine Trout Lake
Mine 777/Callinan
Mine Konuto
Mine Chisel North
Usine de concentration de Flin Flon
Usine de concentration de Snow Lake
Concentré de cuivre interne
Concentré de zinc interne
Fonderie de cuivre
Concentré acheté
Usine de traitement du zinc
Oxyde de zinc de Zochem
CMM entreprise en co-participation de marketing

La carte suivante illustre l'emplacement de nos installations au Manitoba et en Saskatchewan.


BAIE D'HUDSON
MANITOBA
Mine Trout Lake
ALBERTA
Mine de zinc Chisel North et concentrateur de minerai Snow Lake
Mine 777/Callinan
Mine de cuivre Konuto Lake (propriété de Saskatchewan)
Fonderie de cuivre de Flin Flon et usine de traitement du zinc concentrrateur de minerai
SASKATCHEWAN
ONTARIO
ÉTATS-UNIS

La mine Balmat se trouve dans le comté St. Lawrence dans l'État de New York, à environ 32 kilomètres au sud du Fleuve St-Laurent.

Production antérieure

Nous produisons des produits de zinc et de cuivre à partir de concentrés provenant des mines de CMMB (« concentrés internes ») et de concentrés acquis auprès de tiers (« concentrés achetés »). Le tableau ci-après illustre la production totale de métal des installations de CMMB pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

		Sommaire de la production		
	Unités de mesure	**2003**	**2002**	**2001**
Production de métal à partir des concentrés internes				
Zinc	milliers de tonnes	93,6	101,8	78,3
Cuivre	milliers de tonnes	42,1	45,5	55,1
Or	milliers d'onces troy	53,6	54,8	64,6
Argent	milliers d'onces troy	601,4	768,6	855,7
Production de métal à partir de concentrés achetés				
Zinc	milliers de tonnes	24,3	6,2	10,1
Cuivre	milliers de tonnes	41,0	40,1	26,4
Or	milliers d'onces troy	4,2	4,4	4,0
Argent	milliers d'onces troy	438,0	460,0	349,2

	Unités de mesure	Sommaire de la production 2003	2002	2001
Production totale de métal				
Zinc	milliers de tonnes	117,8	108,1	88,4
Cuivre	milliers de tonnes	83,1	85,7	81,6
Or	milliers d'onces troy	57,8	59,1	68,6
Argent	en milliers d'onces troy	1 039,4	1 228,6	1 204,9

Exploitation minière souterraine

Nos principales propriétés sont les mines CMMB et usines connexes, les usines et la mine Balmat. Les mines de CMMB comprennent les mines 777/Callinan, Trout Lake et Chisel North dans la partie nord du Manitoba et la mine Konuto Lake dans la partie nord de la Saskatchewan. La mine Balmat n'est pas actuellement en activité. Chacune des mines CMMB et la mine Balmat sont des mines souterraines.

Les mines CMMB

Emplacement

À l'exception de la mine Chisel North, les mines CMMB se trouvent à moins de 24 kilomètres de la ville de Flin Flon. La mine Chisel North se trouve à environ 215 kilomètres de Flin Flon. La ville de Flin Flon est située environ 750 kilomètres au nord de Winnipeg, la capitale de la province du Manitoba. Flin Flon compte une population d'environ 7 000 habitants, et 3 000 autres habitants vivent dans la communauté environnante, et possède des accès bien aménagés par la route, le transport ferroviaire et le transport aérien.

L'approvisionnement en eau de Flin Flon provient du Trout Lake. L'alimentation électrique provient des réseaux électriques d'Hydro Manitoba et de la Saskatchewan Power Corporation, qui sont alimentés par trois centrales hydroélectriques.

Les coûts de location annuels pour les droits miniers s'élèvent à environ 280 000 $, en fonction d'un taux de 8,00 $ l'hectare.

La région géographique est caractérisée par des étés frais et des hivers très froids; sa température moyenne annuelle s'établit à environ -2,5 ° C. La végétation prédominante consiste en des peuplements denses d'épinettes noires et de pins gris de même qu'un étage arbustif d'éricacés et une couverture végétale de mousses et de liquides.

Géologie

Les mines HBMS se trouvent sur le Bouclier canadien, l'une des plus importantes zones exposées au monde de roches précambriennes. Le Bouclier canadien est composé des vastes restes déformés d'anciens terrains volcanosédimentaires (« ceintures de roches vertes »). Des métaux précieux et communs ont été trouvés, par le passé, dans ces ceintures de roches.

Les corps minéralisés de la ceinture de roches vertes Flin Flon ont été constitués d'une association d'arcs insulaires du protérozoïque précoce présentant un fort potentiel qui s'étire à découvert sur une distance de 250 kilomètres dans un axe est-ouest et de 75 kilomètres dans un axe nord-sud. Les gisements sont des métaux précieux riches et du cuivre-zinc de type sulfure massif volcagénique (« SMV ») encaissé dans des roches volcanofelsiques et mafiques où la roche felsique contient les gisements les plus importants. Il est préférable de classifier les gisements SMV en seulement deux groupes importants, le type cuivre-zinc et le type zinc-plomb-cuivre, respectivement, qui reflètent les regroupements de minerais métalliques principaux et d'autres caractéristiques géologiques. Les gisements VMS dans la région varient en taille de moins de 100 000 tonnes à plus de 100 millions de tonnes pour le gisement de corps minéralisés Flin Flon/777/Callinan.

Historique

HBMS exploite la ceinture de roches vertes de Flin Flon depuis plus de 75 ans. Au cours de cette période, HBMS a extrait environ 155 millions de tonnes de minerai.

Au milieu des années 1990, une révision de la stratégie des activités d'HBMS a établi que la société était en déclin : ses réserves s'amenuisaient, les teneurs en minérai étaient plus faibles, les coûts augmentaient et son dossier en matière de sécurité était faible. À ce moment, HBMS a conclu qu'elle avait une durée de vie de la mine de moins de 10 ans et elle prévoyait la fermeture de la mine avant 2005.

Dans le cadre du plan de fermeture, HBMS a décidé de poursuivre ses efforts d'exploration jusqu'en 1998, soit l'année limite où un corps minéralisé pouvait être mis en valeur à des fins de production avant la clôture prévue. En 1993, en fonction de notre programme de forage, nous avons découvert le corps minéralisé 777 et en 1997, nous avions délimité le corps minéralisé. Le corps minéralisé 777 nous permettait de prolonger nos activités pour un autre 12 à 16 ans si un nombre important de facteurs primordiaux étaient réglés. Par conséquent, nous avons réduit considérablement nos coûts unitaires d'exploitation généraux, rehaussés notre rendement en matière de sécurité et créé une culture d'entreprise axée sur le rendement.

Mine 777/Callinan

La mine 777/Callinan est située à environ un kilomètre au nord de Flin Flon et fait partie du groupement de gisements Flin Flon de corps minéralisés. Selon le rapport Howe, la mine 777/Callinan contient environ 68,6 % des réserves minérales estimatives de CMMB.

La présence de cette mine a d'abord été signalée en 1993 par un trou d'exploration souterrain qui recoupait la minéralisation à une profondeur de 1 000 mètres. En 1995, un programme de forage a délimité le corps minéralisé. En 1999, CMMB a entrepris la mise en valeur de la mine 777 dans le cadre du projet 777 et la production commerciale de cette mine a débuté en janvier 2004.

Le groupement de corps minéralisés de la mine Flin Flon, qui comprend les corps minéralisés Flin Flon, 777 et Callinan, est composée d'une série d'écoulements volcaniques et de roches volcanoclastiques qui sont principalement de nature balsatique. Dans la zone de la mine, la séquence lithologique de l'horizon se trouve du côté ouest du pli synclinal Hidden Lake et montre une direction d'environ 350 degrés vrais et un pendage de 50 à 60 degrés vers l'est.

La mine comporte un réseau de galeries interne permettant des déplacements entre les étages d'exploitation. Le puits 777 est un puits vertical d'un diamètre de 6,7 mètres à une profondeur de 1 530 mètres. L'extraction de minerai et de déchets est effectuée au moyen d'un treuil à double tambour d'une capacité excédant 1,35 million de tonnes par année, employant des skips de 16 tonnes. Un treuil à double tambour distinct actionne une cage et un contrepoids et un treuil à un tambour actionne une petite cage.

L'exploitation minière est effectuée au moyen d'une combinaison d'abattage mécanisé par déblais et remblais et d'abattage en chambre vide par trous profonds. Le remblayage avec de la pâte est réalisé afin de remplir les chambres excavées et provient du concentrateur de Flin Flon par pompage par l'intermédiaire d'un réseau de trous de mine et de conduites alignés. En plus du remblayage, des piliers de mine sont conservés afin d'agir comme soutènement dans une zone. La roche encaissante, en particulier celle du toit, est compétente.

Le contrôle de la ventilation est adéquat et le puits principal représente la principale prise d'air frais. Un compresseur réservé assure l'alimentation en air comprimé. Les conduites d'air et d'eau sont installées afin de distribuer l'air comprimé et l'eau dans la mine. La mine est également pourvue d'une alimentation électrique adéquate aux fins de forage et de mise en valeur.

Le tableau suivant présente la production à la mine 777/Callinan pour les exercices 2003, 2002 et 2001.

Statistiques rétrospectives

	Unités de mesure	2003	2002	2001
Tonnes extraites	milliers de tonnes	709,2	601,1	593,9
Zinc	%	3,96	3,95	4,23
Cuivre	%	2,80	2,31	2,40
Or	grammes/tonnes	1,91	1,95	2,16
Argent	grammes/tonnes	21,81	19,17	24,89
Main-d'œuvre	employés	177	177	178
Zinc contenu	tonnes	28 078	23 737	25 116
	(mm lb)	(61,90)	(52,33)	(55,37)
Cuivre contenu	tonnes	19 584	13 880	14 243
	(mm lb)	(43,77)	(30,60)	(31,41)
Or contenu	kilogrammes	1 354,4	1 177,6	1 282,7
	(oz troy)	(43 550)	(37 684)	(41 243)
Argent contenu	kilogrammes	15 018,9	11 521,6	14 780,3
	(oz troy)	(482 923)	(370 470)	(475 250)

Mine Trout Lake

La mine Trout Lake se trouve sous le Trout Lake, à environ six kilomètres au nord-est du complexe métallurgique Flin Flon. Selon le rapport Howe, la mine Trout Lake contient environ 18,9 % des réserves minérales estimatives de CMMB.

La mine Trout Lake a été découverte par Exploration Granges Inc. dans les années 1970 à la suite d'essais par forage d'une cible électromagnétique géophysique située dans une zone sous le Trout Lake qui était, apparemment, constitué de roches volcanofelsiques semblables à celles qui renferment les corps minéralisés Flin Flon. La production commerciale a débuté en 1988.

Le corps minéralisé du Trout Lake constitue un affleurement masque sous le Trout Lake et contient plus de 30 lentilles dans plusieurs zones. Les lentilles montrent un pendage d'environ 60 degrés et sont d'une largeur moyenne de huit mètres. Le corps minéralisé est un gisement épiseptal de sulfure massif volcanique. La chalcopyrite et la sphalérite constituent les principaux sulfures de métal commun et se retrouvent avec la pyrite dans des couches de sulfure massif.

Le puits principal a été foré à une profondeur de 1 091 mètres. L'aménagement de la mine comprend un certain nombre de galeries inclinées et de puits de ventilation à inclinaison abrupte ainsi que des cheminées de minerai. Le puits principal est un puits vertical circulaire de 4,9 mètres de diamètre pourvu de deux compartiments en fonction jusqu'à une profondeur de 1 091 mètres. La galerie se prolonge jusqu'à 1 100 mètres sous la surface selon un angle de 15 % par rapport à l'horizontal. Un transporteur incliné d'une longueur de 762 mètres transporte le minerai du concasseur souterrain jusqu'au silo de minerai grossier adjacent au puits.

L'exploitation minière est effectuée par abattage en chambre vide par trous profonds à l'aide d'un matériel sans voie. Le minerai concassé est transporté par camion de l'emplacement de la mine jusqu'au concentrateur de Flin Flon à des fins de transformation, et puis à la fonderie de cuivre et à l'usine de traitement du zinc de CMMB pour un traitement subséquent.

Le tableau suivant présente la production de la mine Trout Lake au cours des exercices 2003, 2002 et 2001.

Statistiques rétrospectives

	Unités de mesure	2003	2002	2001
Tonnes extraites	milliers de tonnes	872,7	898,6	909,1
Zinc	%	4,82	4,21	4,06
Cuivre	%	1,17	1,63	1,40
Or	grammes/tonnes	1,78	1,34	1,17
Argent	grammes/tonnes	20,40	12,10	10,46
Main-d'œuvre	employés	183	181	183
Zinc contenu	tonnes	42 053	37 821	36 900
	(mm lb)	(92,71)	(83,38)	(81,35)
Cuivre contenu	tonnes	10 206	14 642	9 453
	(mm lb)	(22,50)	(32,28)	(20,84)
Or contenu	kilogrammes	1 553,2	1 204,0	1 063,5
	(oz troy)	(49 942)	(38 713)	(34 196)
Argent contenu	kilogrammes	17 800,8	10 871,7	9 508,0
	(oz troy)	(572 373)	(349 571)	(305 722)

Mine Konuto Lake

La mine Konuto Lake se trouve en Saskatchewan, à environ 24 kilomètres au sud-ouest de Flin Flon. Selon le rapport Howe, la mine Konuto Lake contient environ 3,1 % des réserves minérales estimatives de CMMB.

Le corps minéralisé Konuto Lake a été découvert au moyen d'un levé géophysique aérien en 1994 et un suivi par forage au diamant a eu lieu la même année. La construction et le développement des immobilisations du projet Konuto ont commencé en 1997 et la production a débuté en 1999. En 2001, une grande lentille parallèle a été découverte et est actuellement exploitée. La mine produit environ 300 000 tonnes de minerai par année provenant de multiples lentilles pratiquement verticales entre 40 et 465 mètres de profondeur. Initialement, l'extraction minière était effectuée selon la méthode d'abattage par déblais et remblais utilisant des remblais de stériles non consolidés et depuis 2003, comprend la méthode d'abattage en chambre vide par trous profonds.

Le gisement se compose de sulfure massif encaissé dans les roches volcaniques recouvertes par des écoulements volcaniques de balsate stérile. La chalcopyrite et la sphalérite d'accompagnement constituent les principaux sulfures de métal commun et se trouvent avec la pyrite dans les couches de sulfure massif concordantes à la stratigraphie. L'horizon qui comprend le gisement a été répété par un plissement isoclinal en direction nord et constitue probablement le même horizon que celui qui encaisse les corps minéralisés Birch-Flexar situés deux kilomètres à l'est du gisement de Konuto Lake.

La mine est composée de galeries d'une profondeur de 456 mètres. L'exploitation minière est effectuée au moyen d'une combinaison d'abattage en chambre vide par trous profonds et par déblais et de remblais. Le minerai est concassé à la surface en vertu d'un contrat, puis transporté sur une route de la Société jusqu'au concentrateur de Flin Flon.

Le tableau suivant présente la production à la mine Konuto Lake pour les exercices 2003, 2002 et 2001.

Statistiques rétrospectives

	Unités de mesure	2003	2002	2001
Tonnes extraites	milliers de tonnes	321,5	298,9	200,6
Zinc	%	1,82	2,12	1,39
Cuivre	%	3,73	4,06	4,50
Or	grammes/tonnes	1,99	2,02	2,06
Argent	grammes/tonnes	9,50	7,58	8,43
Main-d'œuvre	employés	55	55	35
Zinc contenu	tonnes	5 851	6 332	2 787
	(mm lb)	(12,9)	(13,96)	(6 145)
Cuivre contenu	tonnes	11 975	12 137	9 027
	(mm lb)	(26,4)	(26,750)	(19,9)
Or contenu	kilogrammes	585,0	603,3	413,2
	(oz troy)	(18 8 10)	(19 400)	(13 285)
Argent contenu	kilogrammes	3 053,9	2 265,3	1 690,8
	(oz troy)	(98 195)	(72 840)	(54 368)

Mine Chisel North

La mine Chisel North se trouve 10 kilomètres à l'ouest du concentrateur de Snow Lake et à environ six kilomètres au sud de la municipalité de Snow Lake, qui se trouve à environ 215 kilomètres de Flin Flon. Selon le rapport Howe, la mine Chisel North contient environ 9,4 % des réserves minérales estimatives de CMMB.

En 1986, un programme d'exploration a été entrepris afin d'explorer systématiquement le bassin Chisel. D'autres travaux de forage ont été effectués entre 1993 et 1997 afin de délimiter adéquatement le corps minéralisé aux fins d'une étude de faisabilité. En tout, 77 632 mètres, soit 130 trous et coins ont été forés avant 1998. La production commerciale de la mine Chisel North a débuté en juin 2000.

Le gisement est composé de sulfure massif recouvert d'écoulements volcaniques de balsate stérile. La sphalérite et des quantités minimes de chalcopyrite constituent les principaux sulfures de métal commun et se retrouvent avec la pyrite dans les couches de sulfure massif concordantes à la stratigraphie. Les ressources de minerai se trouvent entre 400 mètres et 650 mètres de profondeur dans quatre lentilles empilées de sulfure riches en zinc.

La mine est actuellement exploitée entre le niveau de 502 mètres et celui de 687 mètres. L'exploitation minière est effectuée par chambre et pilier et par déblais et remblais après l'établissement des piliers de mine à l'aide d'appareils sans voie. Le minerai est transporté jusqu'à la surface pour le concassage et pour être acheminé par camion jusqu'au concentrateur de Snow Lake, et ce, par des entrepreneurs indépendants en camionnage.

Le tableau suivant présente la production de la mine Chisel North pour les exercices 2003, 2002 et 2001.

Statistiques rétrospectives

	Unités de mesure	2003	2002	2001
Tonnes extraites	milliers de tonnes	303,2	259,5	230,0
Zinc	%	11,32	10,57	11,29
Cuivre	%	0,20	0,22	0,23
Or	grammes/tonnes	0,62	0,55	0,55
Argent	grammes/tonnes	20,26	18,92	19,17
Main-d'œuvre	employés	72	65	54
Zinc contenu	tonnes	28 073,1	23 723,1	25 116
	(mm lb)	(61,89)	(52,3)	(55,37)
Cuivre contenu	tonnes	19 867,5	13 880,7	14 243
	(mm lb)	(43,8)	(30,6)	(31,4)
Or contenu	kilogrammes	1 354,4	1 171,8	1 282,7
	(oz troy)	(43 550)	(37 680)	(41 243)
Argent contenu	kilogrammes	15 465,7	11 146,7	14 780,3
	(oz troy)	(497 288)	(358 414)	(475 250)

La mine Balmat

Il est à noter que les unités de mesure anglo-saxonnes (c.-à-d. tonnes, acres, etc.) sont employées dans la présente description de la mine Balmat.

La mine Balmat se trouve dans le district minier Balmat-Edwards dans le comté St. Lawrence de l'État de New York, environ 32 kilomètres au sud du fleuve St-Laurent. La zone est un district minier depuis plus de 90 ans et toutes les infrastructures requises pour une exploitation continue à la mine Balmat sont présentes à proximité.

La propriété Balmat est composée de quatre mines de zinc et d'éléments d'actif connexes comprenant un concentrateur d'une capacité de 5 000 tonnes par jour, une voie d'évitement et les installations d'entretien reliées, des bâtiments administratifs et des infrastructures connexes. La mine est en phase d'entretien depuis octobre 2001 en raison des faibles coûts du zinc. À l'heure actuelle, nous croyons que seule la mine Balmat n° 4 peut être réactivée de façon rentable. Ainsi, le sommaire suivant se rapporte uniquement à la mine Balmat n° 4.

Nous sommes propriétaires indirectement de 51 276 acres de droits miniers dans les comtés St. Lawrence (51 175 acres) et Franklin (101 acres) dans la partie nord de l'État de New York. Nous louons 4 774 acres supplémentaires de droits miniers dans les zones à proximité de la mine Balmat.

Si la mine Balmat n° 4 est réactivée, nous prévoyons exploiter quatre corps minéralisés découverts récemment, à savoir les corps minéralisés Mud Pond, Mahler, New Fold et Northeast Fowler. Les concessions louées couvrent 38 % du corps minéralisé Mud Pond, 15 % du corps minéralisé Mahler, 33 % du corps minéralisé New Fold et 40 % de la tendance Northeast Fowler. Les concessions louées sont assujetties à une redevance nette à la sortie de la fonderie de l'ordre de 4 %. Les baux ont une durée initiale de 20 ans et sont renouvelables sur une période supplémentaire de 20 ans.

Historique

Entre 1915 et 2001, plus de 43 millions de tonnes de minerai d'une teneur de 9,4 % de zinc ont été extraites des quatre mines qui composent le district de zinc Balmat-Edwards. Les travaux de forages et de mise en valeur réalisés après 1996 ont mené à une augmentation au facteur 10 des réserves de minerai Mud Pond. Le corps minéralisé New Fold a été découvert en 1997. Avant octobre 2001, moment où la mine a été mise en phase d'entretien, plus de 9,4 millions de minerai d'une teneur de 8 % de zinc avait été produit par la mine Balmat n° 4.

Géologie

Le district Balmat Edwards se trouve dans la zone d'arche Frontenac, une zone caractérisée par une fenêtre de direction nord-ouest de roches précambriennes recouvertes par une strate paléozoïque tardive et des dépôts glacières du pléistocène et des dépôts lacustres de même qu'exposés sous ces derniers.

Les gisements de zinc Balmat Edwards se trouvent dans des roches méta sédimentaires du protérozoïque du super groupe de Granville.

Les corps minéralisés de zinc se trouvent dans des marbres d'évaporites et de l'immitique siliceux de la formation Upper Marble, la formation supérieure des quatre formations méta sédimentaires cartographiées dans ce district. La formation Upper Marble est exposée dans la veine du cyclinal de Sylvia Lake, un pli isoplinal renversé à double plongée s'étendant entre les villes de Balmat et d'Edwards. La mine Balmat se trouve sur la zone de charnière sud-ouest du synclinal de Sylvia Lake.

Minéralisation

La majorité des 14 corps minéralisés de la mine Balmat sont disposés en trois regroupements, contenant de trois à cinq corps minéralisés.

La minéralisation est à prédominance de sulfure de zinc et compte des quantités mineures de sulfure de plomb et de sulfure de fer. Le coefficient zinc plomb est d'environ 35 à 1.

Le corps stratiforme d'origine et le corps stratoïde de filiation généralement transversal de corps minéralisés de sulfure massif plonge doucement (de 15 à 25 degrés) de l'angle nord nord-ouest à nord-est et varie en taille de 500 000 à 10 000 000 tonnes. Le minerai se trouve à la fois dans des corps de type tabulaire et podiforme dotés de configuration transversale complexe.

Échantillonnage et analyse

Toutes les analyses ont été effectuées à l'emplacement de la mine en utilisant des méthodes de vérification de contrôle de la qualité et d'assurance de la qualité.

Les installations de ces matururgiques et de laboratoires d'analyses possèdent des procédures établies, appuyées par document est supervisé pour la préparation d'échantillonnages, l'analyse et les essais métallurgiques. En outre, il existe une procédure documentée pour s'assurer de la qualité. Ce laboratoire est certifié par l'état de New York pour exercer des analyses à des fins environnementales.

Les données historiques indiquent de façon constante une corrélation très étroite entre la teneur du minerai extrait estimée et la teneur du minerai calculé, les teneurs des concentrés et les pertes connexes aux résidus.

Concentrateurs

<u>Concentrateur de Flin Flon</u>

Au concentrateur de Flin Flon, nous produisons des concentrés de zinc et de cuivre à partir du minerai extrait aux mines, 777/Callinan, Trout Lake et Konuto Lake. Dans le cadre du projet 777, la capacité de l'installation de concentration Flin Flon a été accrue, passant de 1,81 million de tonnes de minerai par année à 2,18 millions de tonnes de minerai par année. Le concentrateur peut traiter le minerai de chaque mine séparément et il réalise le mélange à l'étape du broyage.

L'installation de concentration Flin Flon comprend une usine de remblayage par pâte, de sulfate de cuivre et d'extinction de la chaux. L'installation comprend également des infrastructures connexes, tels des ateliers d'entretien et des laboratoires.

Le minerai est concassé dans le cadre d'un procédé en deux étapes qui utilise des concasseurs à cône pour obtenir un minerai de moins de 19 mm ainsi qu'un ensemble d'installations de criblage et de recyclage des matériaux surdimensionnés. Les matières fines sont conservées dans sept silos à minerai fin de 725 tonnes. Le circuit de broyage compte deux laminoires de 3,8 m sur 4,9 m et un broyage à boulet de 5,0 m sur 9,7 m dans un circuit fermé pourvu de six cyclones. Le produit final consiste en un minerai à 80 % inférieur à 70 microns à un taux de 300 tonnes par heure.

Le circuit de cuivre est composé de six cellules de 40 m^3 pour le dégrossissage/l'épuisement et une série de quatre cellules de 16 m^3 et de quatre cellules de 8 m^3 pour le circuit de nettoyage fermé. À la suite du décuivrage, le circuit de zinc est alimenté en pulpe, celui-ci est pourvu de neuf cellules de 40 m^3 pour le dégrossissage/l'épaississage et d'un circuit de nettoyage en trois étapes. Ce système comprend un analyseur continu.

Les concentrés sont déshydratés dans deux épaississeurs à haute teneur d'un diamètre de 8 mètres et dans cinq filtres à disque sous vide de 2,6 m sur 6 m. Les concentrés de zinc ainsi que les concentrés de cuivre sont acheminés au hangar d'entreposage du concentrateur avant le traitement dans le complexe métallurgique. Les stériles du concentrateur sont pompés jusqu'au bassin de stériles Flin Flon qui est directement attenant au concentrateur. Nous prévoyons agrandir le bassin de stériles en 2005.

Concentrateur de Snow Lake

Le concentrateur de Snow Lake se trouve à environ 215 kilomètres à l'est de Flin Flon. L'installation traite uniquement le minerai de la mine Chisel North et produit des concentrés de zinc qui sont traités à l'usine de traitement du zinc de Flin Flon. Le concentrateur de Snow Lake traite environ 295 000 tonnes de minerai par année.

Après avoir fermé en 1998, nous avons réouvert le concentrateur de Snow Lake en 2000 dans le cadre du début de la production de la mine de Chisel North. Le concentrateur de Snow Lake a une capacité de 1,4 millions de tonnes de minerai par année et des capacités de concassage, de broyage, de flottation, d'épaississage, de filtration et de séchage. Toutefois, les réseaux nécessaires pour atteindre la capacité nominale de débit ne sont pas en fonction pour le moment. L'alimentation électrique, l'approvisionnement en eau, les installations d'aspiration et les autres services sont offerts pour permettre une remise à neuf permettant l'atteinte d'un taux de production maximal.

Le minerai est concassé par un concasseur primaire unique en vue d'obtenir un minerai de moins de 19 mm. Les reflux sont traités au moyen d'un concasseur à cône et transportés jusqu'à un silo de minerai fin de 750 tonnes. Le minerai concassé est d'abord broyé par un broyeur à barres, puis par un broyeur à boulets. La flottation du zinc est réalisée au moyen d'un jeu de quatre cellules dégrossisseuses du zinc, de trois cellules épuiseuses et d'un circuit de nettoyage en trois étapes. Les concentrés sont déshydratés et conservés dans un hangar de stockage

Les stériles produits par le concentrateur de Snow Lake sont déposés à Anderson Lake, ce qui, à notre avis, permettra de minimiser les préoccupations d'ordre environnemental. Nous prévoyons que la zone des stériles aura un volume suffisant pour la durée de vie prévue de la mine.

Concentrateur de Balmat

Le concentrateur d'une capacité de 5 000 tonnes par jour a été mis en service en 1971. Par le passé, le concentrateur de Balmat a produit des concentrés de zinc à grains grossiers et exempts de quantités notables d'éléments nuisibles aux procédés de fonderie et d'affinage.

Production des concentrateurs

Le tableau suivant présente certaines informations relativement au concentré total produit par les mines CMMB au cours des trois derniers exercices révolus.

Données de production		Concentrateur de Flin Flon			Concentrateur de Snow Lake		
		2003	2002	2001	2003	2002	2001
Minerai extrait	en milliers de tonnes	1 902,7	1 810,1	1 675,1	304,0	259,8	230,1
Zinc	%	4,01	3,74	3,85	11,32	10,56	11,29
Cuivre	%	2,21	2,26	2,15	0,20	0,22	0,23
Or	grammes/tonne	1,88	1,65	1,64	0,62	0,55	0,55
Argent	grammes/tonne	19,08	13,64	15,5	20,26	18,82	19,13
Concentré de zinc	en milliers de tonnes	121,2	103,5	95,8	65,1	51,9	49,3
Teneur en zinc	%	49,6	50,05	51,62	51,41	51,42	51,11
Récupération de zinc du concentré de zinc[1)]	%	78,9	76,5	76,7	97,3	97,2	96,9
Concentré de cuivre	en milliers de tonnes	166,3	159,1	135,3	–	–	–
Teneur en cuivre	%	23,2	24,28	23,97	–	–	–
Récupération de cuivre du concentré de cuivre	%	91,9	94,3	90,0	–	–	–
Récupération d'or du concentré de cuivre	%	46,5	57,7	53,3	–	–	–
Récupération d'argent du concentré de cuivre							
Main-d'œuvre :	Employés	81	79	79	25	23	22
Productivité :	Tonnes extraites par employé	23 491	22 913	21 204	12 161	11 294	10 459

Usine de traitement du zinc

Notre usine de traitement du zinc produit un zinc spécial à haute teneur de dimensions variées, à partir d'un concentré de zinc. Notre usine est l'une des quatre producteurs de zinc brut en Amérique du Nord. Nous avons produit 117 800 tonnes de zinc affiné moulé en 2003. Dans le cadre du projet 777, la capacité de l'usine de traitement du zinc a été augmentée de 15 % pour atteindre 115 000 tonnes de zinc moulé par année.

Le concentré interne ainsi que le concentré acheté sont traités à l'usine. Environ 22 % et 3 % de concentrés traités à notre usine de traitement du zinc en 2003 et au cours des six premiers mois de 2004, respectivement, constituaient des concentrés achetés. Nous prévoyons une augmentation de nos achats de concentrés, en raison de la chute de production de zinc à nos usines. Par le passé, nous avons acquis des concentrés de zinc auprès d'un certain nombre de mines nord-américaines. Nous ne disposons actuellement d'aucun contrat relatif à l'achat de concentrés de zinc. Toutefois, nous prévoyons que les exigences futures en matière de concentrés seront entièrement satisfaites par des sources nord et sud-américaines.

L'usine intègre une usine de lixiviation sous pression du zinc en deux étapes. L'usine de lixiviation sous pression du zinc emploie la technologie de Dynatec pour récupérer le zinc à partir des concentrés de sulfure de zinc. Les concentrés sont traités dans un autoclave de lixiviation à haute teneur en acide et un autoclave de lixiviation à faible teneur en acide et un autoclave de lixiviation à faible teneur en acide qui permet de récupérer la majeure partie du zinc. L'usine de traitement du zinc comprend également une étape de purification des solutions et une centrale d'extraction électrolytique conçue par Asturiana de Zinc, qui emploie les plus grandes cathodes actuellement en fonction. L'usine d'élaboration de zinc comprend une installation à l'oxygène, une installation de broyage secondaire, d'entreposage et de manutention du concentré, une usine de lixiviation sous pression du zinc et une usine de purification des solutions, une centrale, une installation de coulage et une zone d'entreposage pouvant accueillir des camions de chargements et des véhicules pour chemin de fer.

Les solutions de zinc provenant de l'usine de lixiviation sous pression sont traités au cours d'un procédé de purification en quatre étapes en vue d'éliminer les impuretés comme le cuivre et le cadmium. À la suite de la purification, la solution est pompée jusqu'à la cellule à des fins d'extraction électrolytique en vue de produire un zinc spécial à haute teneur. Le zinc en cathodes est alors fondu dans un four à induction à l'usine de coulage. L'usine de coulage est en mesure de produire un zinc spécial à haute teneur spéciale et des alliages de zinc de trois dimensions différentes.

L'usine de traitement du zinc dispose d'une installation de stockage des résidus de lixiviation spécialisée. La majeure partie des déchets sont du gypse et du fer. Les eaux usées de l'usine de traitement du zinc sont traitées et recyclées.

L'usine de coulage de zinc a obtenu une certification ISO 9001-2000 (qualité).

Fonderie de cuivre

À notre fonderie de cuivre, les concentrés de cuivre sont transformés en anodes, puis ils sont expédiés par rail à l'affinerie de cuivre White Pine. Les anodes y sont affinées en cathodes de cuivre qui répondent aux normes du marché.

La fonderie de cuivre est dotée d'une capacité annuelle de 90 000 tonnes de cuivre en anodes. En 2003, nous avons produit 83 100 tonnes, ses activités ayant cessé pendant un mois au cours de l'année, comparativement à 85 700 tonnes en 2002, alors qu'aucune interruption n'avait été enregistrée.

Le concentré interne et le concentré acheté sont affinés à la fonderie. Environ 40 % et 37 % des concentrés traités à notre fonderie de cuivre en 2003 et au cours des six premiers mois de 2004 étaient des concentrés achetés. Les concentrés avaient précédemment été acquis auprès d'un certain nombre de mines nord-américaines, le principal fournisseur étant la mine Highland Valley Copper située en Colombie-Britannique. La convention cadre conclue avec Highland Valley Copper prévoit la production de 72 000 tonnes de matières sèches (tms) de concentrés par année jusqu'en 2008. Il existe également une convention de reconduction tacite relative au concentré pour 40 000 tms de concentré par année provenant de Collahuasi, une société chilienne, laquelle convention expire en 2008. Par le passé, les concentrés livrables en vertu des conventions relatives aux concentrés Collahuasi avaient été échangés pour des concentrés nord-américains.

Le concentré de cuivre est livré à la fonderie soit par transporteur soit par rail. La fonderie de cuivre comprend des installations pour l'entreposage et la manutention des concentrés, de mélange du fondant, de grillage, de manutention du minerai calciné, de fusion dans un four à réverbère, de traitement dans un convertisseur, de coulée en anodes et de chargement des véhicules de chemin de fer en anodes.

Le système de prise en charge des gaz du convertisseur installé à la fonderie a permis de réduire les émissions fugitives de gaz au niveau du sol d'environ 90 % depuis 2000, et CMMB a réduit les émissions totales de particules conformément aux règles et à l'initiative bénévole du programme Accélération de la réduction/élimination des toxiques (« ARET »).

Le concentré est grillé par l'un des cinq fours de grillage de 6,6 mètres sur 9,1 mètres en vue d'éliminer à peu près la moitié du sulfure. Le minerai calciné est ensuite traité par un four à réverbère en vue de produire un matte de cuivre. Le matte est converti en cuivre blister au moyen des convertisseurs puis affiné et moulé en anodes dans un moule sous forme de roue.

La fonderie s'est dotée de procédures en vue de traiter tous les déchets produits par le procédé. Les gaz de grillage sont introduits dans un séparateur électrostatique afin d'éliminer la poussière, qui est recyclée au four. Les scories sont déposés dans le crassier et sont utilisées pour la construction des digues à stériles.

Zochem

Zochem est la division de production d'oxyde de zinc à valeur ajoutée de CMMB qui se trouve à Brampton, en Ontario. Zochem est une exploitation autonome qui traite entre 32 000 et 41 000 tonnes de zinc métallique par

année, offrant une protection pour nos stocks et nos calendriers de production par rapport à l'effet de la cyclicité du marché du zinc. En 2003, Zochem était le troisième plus important producteur d'oxyde de zinc en Amérique du Nord, représentant environ 18 % du marché nord-américain.

Les installations de Zochem sont dotées d'une capacité totale de 45 000 tonnes par année d'oxyde de zinc. En 2003, Zochem a produit 36 700 tonnes de zinc. L'oxyde de zinc produit par Zochem est vendue par l'intermédiaire de CMM.

Zochem a obtenu une certification ISO 9001 : 2000 (qualité), OMSAS 18001 (système de gestion de la sécurité) et une certification ISO 14001 : 1996 (système de gestion environnementale).

Affinerie de cuivre White Pine

L'affinerie de cuivre White Pine transforme le cuivre en anodes en cuivre en cathodes affiné. L'affinerie de cuivre White Pine se trouve dans la partie supérieure ouest de la péninsule du Michigan. À la suite de la convention de contrat d'achat ferme conclue avec CMM, White Pine Copper Refinery Inc. a convenu de traiter environ 85 000 tonnes courtes de cuivre en anodes par année fournis de CMM en contrepartie d'une redevance de 0,08375 $ US par livre de cuivre en cathodes.

Le contrat d'achat ferme prendra fin lors de l'exercice par CCM de son option visant l'acquisition de la totalité des actions ordinaires de White Pine Copper Refinery Inc., laquelle option CCM détient aux termes d'une convention conclue avec Considar WP Acquisition Corp., une filiale de Considar Inc. (« Considar »), qui est notre coentrepreneur dans CMM. Cette option d'achat peut être levée après le 30 juin 2005, mais avant le 30 septembre 2005, ou après le 30 juin 2006, mais avant le 30 septembre 2006. Aux termes de la convention, Considar WP Acquisition Corp. peut également obliger CCM à acquérir White Pine Copper Refinery Inc. Cette option de vente peut être levée entre le 1er juillet et le 30 septembre 2005. Nous prévoyons acquérir l'affinerie de cuivre White Pine. Le prix d'achat que nous devons verser pour White Pine Copper Refinery Inc. s'élève à 13 millions de dollars américains, sous réserve de certains rajustements.

L'affinerie de cuivre White Pine Copper Refinery Inc. est bénéficiaire d'une convention conclue avec l'État du Michigan aux termes de laquelle l'État du Michigan s'est engagé à n'intenter aucune poursuite contre White Pine pour des coûts de restauration à la propriété White Pine connexes à la contamination qui était présente au moment de l'acquisition de la propriété, notamment la contamination qui provient de cette contamination ou est attribuable à celle-ci, découlant de l'application de certains articles de la loi intitulée *Natural Resources and Environmental Protection Act* (État du Michigan). Aux termes de la présente convention, White Pine Copper Refinery Inc. a convenu de certaines conditions, notamment certaines obligations relatives à la réparation. Si nous faisons l'acquisition de l'affinerie de cuivre White Pine, nous nous attendons à ce que cet engagement de ne pas poursuivre sera maintenu en notre faveur.

Employés

Nous avons environ 1 380 employés permanents dans les régions de Flin Flon et de Snow Lake, dont environ 1 135 sont syndiqués. Les syndicats représentant les métallurgistes, les machinistes et les travailleurs de l'aérospatial, les ouvriers en électricité, les chedronniers, les charpentiers, les peintres et les ingénieurs d'exploitation sont parmi les syndicats représentés. En 1998, CMMB a conclu un accord modificateur à l'égard de certaines conventions collectives existantes, mettant au point une démarche à suivre à l'égard des relations syndicat-direction jusqu'en 2012, sous réserve du respect de certaines conditions continues. L'accord modificateur interdit les grèves et les lockouts et prévoit un arbitrage exécutoire, s'il n'est pas possible d'obtenir un règlement de contrat négocié. Toutes les conventions collectives actuelles sont d'une durée de trois ans, et le mandat actuel se termine le 31 décembre 2005 dans les régions de Flin Flon et de Snow Lake. Nous disposons également d'un régime de participation aux bénéfices dans le cadre duquel 10 % des bénéfices après impôts de CMMB pour un exercice donné seront distribués à l'ensemble des employés des installations de Flin Flon et de Snow Lake, à l'exception des hauts dirigeants et des membres du personnel clé.

Notre division Zochem emploie 39 personnes, dont 23 sont syndiquées. Zochem and le syndicat Communication, Energy et Paperworkers ont conclu une convention collective d'une durée de trois ans, qui expire en juillet 2006. L'accord modificateur de Flin Flon ne s'applique pas au conventions collectives de Zochem.

Depuis 1991, nous avons mis en œuvre une stratégie rigoureuse de réduction de la main-d'œuvre, qui a réduit notre main-d'œuvre de 1 138 postes permanents, notamment 120 postes à la fin de l'année 2003. De paire avec la réduction continue de personnel, la restructuration de l'année 2003 a été axée en grande partie sur les activités administratives et les activités connexes. Les réduction sont permanentes et durables et se sont traduites par une rationalisation de notre société. La restructuration des régimes de travail, à la fin de 2003, a été élaborée par rapport au concept du partage de services, qui a permis à des groupes de services auparavant répartis, comme l'ingénierie, l'entretien et le contrôle des pertes d'être regroupés de façon à optimiser l'utilisation des compétences et l'efficacité de la main-d'œuvre.

Au cours de l'exercice terminé le 31 décembre 2003, ONTZINC comptait, en moyenne, 12 employés.

Santé et sécurité

Le rendement en matière de sécurité à nos installations CMMB est mesuré à l'aide de divers indices et s'est amélioré de façon marquée dans toutes les catégories au cours des 10 dernières années. Le taux de fréquence de temps perdu en raison d'accidents par 200 000 heures travaillées a chuté de 16,2 accidents en 1994 pour se maintenir dans une fourchette de 0,7 au cours des trois dernières années. La gravité des blessures a également diminué par 200 000 heures travaillées de 7 289 jours en raison d'accidents en 1994 à 208 en 2003.

Compte tenu de ces réductions significatives du taux de fréquence des blessures en raison d'accidents et de la gravité de celles-ci par 200 000 heures travaillées, les évaluations du comité d'indemnisation des accidents de travail de CMMB ont également enregistré une baisse d'environ 5 millions de dollars en 1995 à environ 1 million de dollars en 2003.

Après une vérification externe en octobre 2004, nous avons été recommandés pour une inscription de nos systèmes de gestion de la sécurité selon la norme OHSAS 18001. Nous prévoyons recevoir cette certification complète d'ici la fin de 2004.

Produits principaux et commercialisation

Nos principaux produits sont le zinc métallique, le cuivre métallique et l'oxyde de zinc. Nous produisons également de l'or, de l'argent et du plomb à titre de sous-produits.

Nous commercialisons nos métaux par l'intermédiaire de CMM. CMMB a constitué CMM à titre de coentreprise avec Considar Inc., société commerciale américaine. CMMB et Considar sont chacune propriétaire de 50 % des actions de Considar Metal, Marketing S.A., qui, à son tour, est propriétaire de CMM. CMM commercialise le zinc métallique, le cuivre métallique et l'oxyde de zinc de CMMB principalement en Amérique du Nord. CCM nous aide également à identifier et à acquérir des concentrés supplémentaires de zinc et de cuivre afin d'approvisionner notre complexe métallurgique CMMB.

D'après la commercialisation visée, la qualité des produits et les relations à long terme avec les clients, nous avons, par le passé, reçu une prime du marché sur les ventes de zinc et de cuivre, se situant généralement dans une fourchette de 0,025 $ US à 0,055 $ US la livre de zinc et de 0,01 $ US et 0,04 $ US la livre de cuivre. L'obtention continue de ces primes sera tributaire de l'offre et de la demande au plan régional sur le marché nord-américain et du succès prolongé des efforts de commercialisation de CMM.

White Pine Copper Refinery Inc. a convenu d'acquérir environ 85 000 tonnes américaines de cuivre par année auprès de CMM, aux termes d'une convention d'achat ferme. Se reporter à la rubrique intitulée « Activités – Exploitation – White Pine Copper Refinery ».

Fournisseurs et matières premières

Nous consacrons un pourcentage important de nos revenus consolidés annuels à l'obtention de biens et de services afin d'appuyer nos activités commerciales. Les principaux biens et services comprennent l'entretien des concentrés de cuivre et de zinc, les pièces et les services de rechange, l'électricité, le carburant et les lubrifiants, le matériel de soutien au sol, les explosifs, les pneus, les réactifs et les fournitures d'aération. Nous utilisons des fournisseurs ou des entrepreneurs indépendants pour une partie de la remise en état et de la réparation de nos équipements à l'intérieur et à l'extérieur du site, de même que pour les activités de construction et de remise en état et de soutien des systèmes informatiques.

Concurrence

Les activités d'exploitation et d'extraction minières de minéraux de métal commun sont hautement concurrentielles. Nous rivalisons avec de nombreuses autres sociétés pour la découverte et l'acquisition des propriétés riches en minéraux pouvant être mises en valeur et en production de manière rentable, l'expertise technique pour trouver, mettre en valeur et exploiter ces propriétés, la main-d'œuvre pour exploiter les propriétés et le capital pour l'achat de propriétés. Bon nombre de sociétés sont sensiblement plus importantes que nous et possèdent des ressources financières supérieures aux nôtres. Notre capacités à acquérir des réserves minérales supplémentaires à l'avenir sera tributaire non seulement de notre capacité à mettre en valeur et à exploiter nos propriétés actuelles, mais également de notre capacité à identifier et à acquérir des propriétés adaptées à la production ou des zones d'intérêts potentielles pour la mise en valeur ou l'exploration minière de métal commun. Nous rivalisons également avec des fabricants de minerai ou de produits de remplacement pour lesquels le zinc et le cuivre sont généralement utilisés. Par exemple, l'acier traité à la résine époxyde ou à la peinture peut être utilisé en remplacement de l'acier galvanisé à base de zinc et les conducteurs à base d'aluminium peuvent être employés au lieu de conducteurs à base de cuivre. Toutefois, en raison des propriétés métalliques du zinc et du cuivre, il existe peu, s'il en est, de substituts de l'un ou l'autre d'entre eux qui présentent une qualité analogue. À la suite de l'acquisition, nous nous trouverons parmi les dix premiers producteurs de zinc en Amérique du Nord.

Passif environnemental

Nous disposons d'une équipe spécialisée de six ingénieurs et techniciens qui sont chargés de gérer nos activités environnementales et notre conformité environnementale aux normes et règlements applicables.

Qualité de l'air

Au cours des dix dernières années, nous avons investi beaucoup d'argent pour réduire les émissions de notre fonderie de cuivre, ce qui a entraîné une diminution des émissions dans l'atmosphère. Nous avons participé au programme ARET d'Environnement Canada et au programme de processus des options stratégiques (« POS »). Nous avons atteint les cibles de réduction ARET et 73 % des cibles de réduction 2008 du programme POS. D'ici 2008, nous prévoyons réduire nos émissions de 80 % par rapport aux niveaux de 1988 sans sortie de capitaux importants.

Le 25 septembre 2004, le gouvernement fédéral canadien a émis un projet d'avis nécessitant l'élaboration et la mise en œuvre de plans de prévention de la pollution à l'égard de substances toxiques précises émises par les fonderies et les affineries de métaux communs et les usines d'élaboration de zinc, entre autres, notre complexe métallurgique situé au Manitoba. L'avis proposé fixerait des émissions cibles relative au mercure, à l'anhydrite sulfureux et aux particules à un niveau inférieur à nos niveaux d'émission actuels. S'il entrait en vigueur sous la forme proposée, nous ne serions pas conformes au règlement proposé et les coûts de conformité seraient importants.

En cherchant à améliorer la qualité de l'air ambiant dans la zone Flin Flon à proximité de l'emplacement de dépôt des stériles, nous avons placé une couverture de scories sur les plages de stériles à découvert. En outre, nous sommes actuellement en voie de modifier notre plan de dépôt des stériles de façon à minimiser l'empoussièrement éventuel.

Qualité de l'eau

La gestion de l'eau et la qualité de l'eau constituent un domaine qui a fait l'objet d'une attention particulière de CMMB au cours des dernières années. La production d'acide des stériles des concentrés, commune à la totalité des exploitations de métaux communs de ce genre, peut éventuellement affecter les activités situées en aval de l'installation de gestion des stériles. Les effluents actuellement traités provenant de l'installation de gestion des stériles sont conformes à la réglementation environnementale.

Depuis le dépôt du REMM en 2002, CMMB a enregistré trois événements qui ont donné lieu à sept cas où les limites établies en matière d'environnement avaient été dépassées. CMMB a pris des mesures afin de corriger chacun de ces cas. Aucune amende n'a été imposée à l'égard de ces événements jusqu'à maintenant.

Sols et emplacements contaminés

Les concentrateurs, les installations métallurgiques et l'emplacement des mines reflètent l'effet des activités antérieures et actuelles. CMMB a entrepris un certain nettoyage de la zone de la mine et de l'usine dans le cadre d'un programme récent d'améliorations de l'emplacement de l'usine et de programmes de gestion des déchets. Un nettoyage complet et une restauration seront entreprise à la clôture. Nous croyons qu'une remise en état progressive des anciens site d'exploitation a eu lieu et a procuré de bons résultats. Comme il est démontré dans les états financiers de la Société mère CMMB, nous évaluons les coûts totaux de remise en état relatifs à la clôture de la totalité de nos installations au Manitoba et au Saskatchewan à environ 51,1 millions de dollars et la valeur actualisée nette de ces coûts s'élève à 32,4 millions de dollars. À la demande d'ONTZINC, Howe a préparé une estimation, selon le scénario le plus défavorable, des coûts en immobilisation totaux relatifs à l'environnement et rattachés à la clôture et à la remise en état, qui s'élevait à 92 millions de dollars.

L'INDUSTRIE

Aperçu de l'industrie du zinc

Propriétés et applications du zinc

Brook Hunt, un expert-conseil indépendant se spécialisant dans l'industrie minière et des métaux, estime que la demande globale de zinc métallique affiné s'élèvera à environ 10,2 millions de tonnes en 2004. Le zinc a traditionnellement été employé à des fins relatives à la construction industrielle et commerciale et à la protection et l'amélioration de la durabilité et de la résistance à la corrosion de l'acier. Il est maintenant utilisé dans les batteries, les systèmes de purification d'eau et les câbles sous-marins. Le zinc possède un certain nombre de propriétés avantageuses sur le plan industriel, notamment les suivantes :

- forte résistance à la corrosion;
- métal relativement dur;
- température de fusion basse;
- endurance.

Le zinc est durable et sa capacité à réagir avec le fer est d'une importance capitale puisqu'il prolonge la durée de vie de l'acier lorsqu'il est employé comme revêtement galvanisé ou appliqué. Le zinc s'allie aisément aux autres métaux comme le cuivre, l'aluminium et le magnésium. Il s'agit d'un métal relativement dur, ce qui le rend bien adapté à un moulage sous pression, mais suffisamment mou pour être travaillé, laminé ou extrudé. On trouve généralement le zinc dans des corps minéralisés associés à d'autres minéraux, généralement le cuivre, le plomb, l'argent et l'or.


Propriétés
Réactivité avec le fer. Résistance à la corrosion
Température de fusion faible. Fluidité. Traitements de surface. Force
Caractéristiques d'alliage
Chauffage
Zinc
Formabilité
Élément nutritif essentiel
Chimie
Électrochimique
Applications
Oxyde de zinc, stéarate de zinc
Pneus, tous les biens en caoutchouc, pigments de peinture, glaçures céramiques, papier électrostatique
Composites de zinc
Industrie alimentaire, alimentation animale, engrais, industrie pharmaceutique, industrie des cosmétiques
Protection contre la corrosion de l'acier
Construction, énergie, mobilier urbain, agriculture, automobile/ transport
Batteries
Automobile/transport, ordinateurs, équipement médical, produits de consommation
Zinc
Coulée sous pression et coulée par gravité
Équipement automobile, appareils électroménagers, raccordements, jouets, outils, etc.
Feuille de zinc laminée
Bâtiment/construction
Laiton (alliage de cuivre et de zinc), alliages d'aluminium, alliages de magnésium
Bâtiment/construction, raccordements, composants automobiles et électriques, etc.

Tendances et principes de base de l'industrie du zinc

L'emploi le plus commun du zinc consiste à protéger l'acier de la corrosion, ou la galvanisation, ce qui, en 2003, représentait environ 53 % de l'utilisation totale du zinc, selon Brook Hunt. L'augmentation de la production d'acier et de la fabrication d'automobiles entraîne généralement une demande plus élevée pour le zinc. Outre la galvanisation, le zinc est utilisé dans la production de laiton et de coulée sous pression, représentant 16 % et 13 %, respectivement, de la consommation en 2003. Le zinc est également employé dans des produits comme les pneus d'automobile, les batteries, les engrais, l'industrie pharmaceutique et les cosmétiques.


Consommation mondiale du zinc par premier emploi, 2003
Oxydes et produits chimiques 7 %
Divers 4 %
Alliages de coulée sous pression 13 %
Demi-produits et produits moulés en laiton 16 %
Laminé et extrudé 7 %
Galvanisation 53 %
Consommation mondiale du zinc par utilisation finale, 2003
Autres 10 %
Consommation 10 %
Machinerie industrielle 10 %
Transport 25 %
Construction 45 %

Source : Brook Hunt, novembre 2004

Selon Brook Hunt, la Chine est désormais le plus important consommateur de zinc, puisqu'elle compte pour environ 20 % de la consommation mondiale. Brook Hunt prévoit que la demande pour la production minière de zinc (en terme de zinc métallique contenu) augmentera en moyenne de 3,9 % par année de 2004 à 2010, comme il est illustré dans le graphique suivant :

Déséquilibre de l'offre mondiale des mines (zinc métallique contenu en Kt)


14 000
13 000
12 000
11 000
10 000
9 000
8 000
7 000
6 000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Demande pour la production minière de zinc
Capacité de production des mines
Projets de nouvelles mines très probables
Projets A probables
Projets B probables

Source : Brook Hunt, novembre 2004

Les projets A probables comprennent les projets qui, selon Brook Hunt, passeront presque certainement à la phase de production, mais à un moment qui est incertain. Les projets B probables comprennent les projets qui pourraient normalement être classés seulement comme possibles, mais dans une période de hausse de prix et d'attentes élevées du marché, il est beaucoup plus probable que les capitaux nécessaires à leur progression rapide au stade de la décision d'entrer ou non en production seront obtenus.

Selon Brook Hunt, le marché du zinc est relativement fragmenté puisque les cinq principales sociétés minières de zinc représentent environ 26,7 % de la production de zinc et les cinq principales sociétés de fusion du zinc représentaient 32,6 % de la production mondiale en 2003. Le tableau suivant présente l'estimation d'après Brook Hunt des dix principales sociétés de fusion et d'exploitation minière selon la capacité de production en 2003 :

Principaux producteurs de zinc – mines (2003)

Société	Kt Zn[1]	%
Teck Cominco Limited	672,6	*7,1*
Pasminco	670,2	*7,0*
Glencore	567,7	*6,0*
Noranda	329,9	*3,5*
Anglo American plc[2]	305,5	*3,2*
Hidustan Zinc	293,0	*3,1*
Minera Volcan	273,4	*2,9*
BHP Billiton	230,9	*2,4*
Industrias Penoles	221,6	*2,3*
Xstrata AG	189,5	*2,0*
Total des 10 principaux producteurs	3 754	*39,4 %*
Autres	5 766	*60,6 %*
Total mondial	9 521	*100,0 %*

Principaux producteurs de zinc – fonderies (2003)

Société	Kt Zn[1]	%
Korea Zinc Group	935,5	*9,5*
Pasminco	681,5	*6,9*
Xstrata AG	609,0	*6,2*
Umicore	577,7	*5,9*
Outokumpu	407,4	*4,1*
Teck Cominco Limited	389,0	*3,9*
Glencore	297,3	*3,0*
Noranda Income Fund	267,3	*2,7*
Votorantim	257,0	*2,6*
Hunan Nonferrous Ind	253,3	*2,6*
Total des 10 principaux producteurs	4 675	*47,4 %*
Autres	5 182	*52,6 %*
Total mondial	9 857	*100,0 %*

1) Représente des milliers de tonnes de zinc métallique.
2) Comprend CMMB (CMMB a produit 117,8 Kt de Zn en 2003).

Source : Brook Hunt, 2004

Le 5 novembre 2004, le cours du disponible du zinc sur la London Metal Exchange (« LME ») s'établissait à 0,48 $ US la livre et le niveau des stocks de zinc de la LME s'établissait à environ 698 800 tonnes. Le cours du zinc a augmenté d'environ 16,4 % au cours des 12 derniers mois. Les stocks de zinc de la LME pour l'année en cours ont chuté d'environ 5,6 %, coïncidant avec une augmentation de 3,8 % du cours du disponible du zinc sur la LME.

Cours du zinc et stock de zinc précédents ($ US/lb)
(Janvier 1994 – 5 novembre 2004)


Cours du disponible du zinc sur la LME ($ US/lb)
0,90 $
0,80 $
0,70 $
0,60 $
0,50 $
0,40 $
0,30 $
0,20 $
1 400
1 200
1 000
800
600
400
200
0
Stock de zinc de la LME (en milliers de tonnes)
Janv. 94
Mars 96
Avr. 98
Juin 00
Août 02
Nov. 04
Stock de zinc LME
Cours du zinc LME

Survol de l'industrie cuprifère

Propriétés et applications du cuivre

Selon Brook Hunt, 16,9 millions de tonnes de cuivre affiné seront consommées à l'échelle mondiale en 2004, ce qui en fait le troisième métal le plus communément utilisé, dépassé uniquement par l'aluminium et par l'acier. La consommation de cuivre est en étroite corrélation avec les taux de production industrielle mondiale puisque le métal possède un certain nombre de propriétés avantageuses sur le plan industriel, notamment les suivantes :

- forte conductivité électrique et thermique;
- formabilité et assemblage aisé par brassage et soudage;
- résistance à la corrosion;
- possibilité d'alliage.

Ces propriétés du cuivre le rendent intéressant pour un large éventail d'applications sur les marchés de la construction, de l'électricité et de l'électronique, du transport et de l'industrie.



Propriétés
Facilement transformable en câble et en feuille
Bon conducteur et non magnétique
Excellentes propriétés d'alliage
Biostatique
Cuivre
Résistance à la corrosion
Facile à usiner et à former
Transfert thermique
Solide, durable et recyclable
Applications
Électroniques
Données informatiques
Câbles
Fils téléphoniques
Construction
Tuyauterie, robinets
Raccords de tuyauterie
Climatisation
Cuivre
Électricité
Câbles d'alimentation
Transformateurs
Moteurs
Industrie et transport
Automobiles, coques de navire, moteurs et câblage
Échangeurs thermiques
Aube de turbine

Selon Brook Hunt, au cours des dernières années, la croissance de la demande mondiale de cuivre a été dictée principalement par la croissance de la consommation en Chine et dans les anciens pays du bloc de l'est. La demande chinoise de cuivre a augmenté subitement principalement en raison de sa forte croissance économique, de la hausse des niveaux de revenu et de l'urbanisation accrue, qui ont donné lieu à une augmentation de la production de biens de consommation. En 2002, la Chine est devenue le plus important consommateur de cuivre, dépassant les États-Unis, d'après Brook Hunt. La demande chinoise pour les importations de cuivre a été dictée par la forte capacité d'affinage et de fusion de cuivre du pays et les sources limitées de production de concentré de cuivre internes.



Consommation de cuivre par premier emploi dans le monde occidental, 2003
Autres 9,1 %
Alliages de Cu 16,9 %
Tube 10,7 %
Feuille/bande 8 %
Tige de fil métallique 55,2 %
Consommation de cuivre par utilisation finale dans le monde occidental, 2003
Produits de consommation 11 %
Transport 11 %
Construction 37 %
Machinerie industrielle 15 %
Produits électroniques 26 %

Source : Brook Hunt, novembre 2004

Brook Hunt prévoit que la demande pour la production minière de cuivre (en terme de cuivre métallique contenu) augmentera en moyenne de 3,6 % par année entre 2004 et 2010 et dépassera un jour la capacité de production des mines, comme il est illustré dans le graphique suivant :

Déséquilibre de l'offre mondiale des mines (cuivre métallique contenu en Kt de Cu)


24 000
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Demande pour la production minière de cuivre
Capacité de production des mines
Projets de nouvelles mines fort probables
Projets A probables
Projets B probables

Source : Brook Hunt, novembre 2004

Les projets A probables comprennent les projets qui, selon Brook Hunt, passeront presque certainement à la phase de production, mais à un moment qui est incertain. Les projets B probables comprennent les projets qui pourraient normalement être classés seulement comme possibles, mais en période de hausse des prix et d'attentes élevées du marché il est beaucoup plus probable que les capitaux nécessaires à leur progression rapide au stade de la décision d'entrer ou non en production seront obtenus.

Selon Brook Hunt, les cinq principales sociétés minières de cuivre représentaient environ 37,0 % de la production de cuivre et les cinq principales sociétés de fonderie de cuivre produisaient environ 25,3 % de la production mondiale. Le tableau suivant présente l'estimation d'après Brook Hunt des dix principales sociétés de fusion et d'exploitation minière selon la capacité de production en 2003 :

Principaux producteurs de cuivre – mines (2003)

Société	Kt Cu[1]	%
Codelco	1 701	*12,4*
Phelps Dodge	1009	*7,4*
BHP Billiton	928	*6,8*
Rio Tinto	758	*5,6*
Anglo American plc[2]	664	*4,9*
Grupo Mexico	648	*4,7*
F-McM Copper & Gold	558	*4,1*
KGHM Polska Miedz	503	*3,7*
Kazakhmys	422	*3,1*
RAO Norilsk	392	*2,9*
Total des 10 principaux producteurs	7 584	*55,5 %*
Autres	6 080	*44,5 %*
Total mondial	13 365	*100,0 %*

Principaux producteurs de cuivre – fonderies (2003)

Société	Kt Cu[1]	%
Codelco	908	*7,6*
Nippon Mining and Metals	615	*5,1*
KGHM Polska Miedz	530	*4,4*
Mitsubishi Materials	502	*4,2*
Noranda	490	*4,1*
Grupo Mexico	461	*3,9*
RAO Norilsk	451	*3,8*
Kazakhmys	417	*3,5*
Norddeutsche Affinerie	397	*3,3*
Jiangxi Copper Company	343	*2,9*
Total des 10 principaux producteurs	5 114	*42,8 %*
Autres	6 838	*57,2 %*
Total mondial	11 952	*100,0 %*

Source : Brook Hunt, novembre 2004

1) Représente des milliers de tonnes de cuivre métallique.
2) Comprend CMMB (CMMB a produit 83,1 Kt de Cu en 2003).

Le 5 novembre 2004, le cours du disponible du cuivre sur la LME a atteint 1,37 $ US la livre alors que les niveaux des stocks de cuivre de la LME s'établissaient à environ 74 000 tonnes. Le cours du cuivre a augmenté d'environ 44,2 % depuis l'année dernière. Les stocks de cuivre de la LME pour l'année en cours ont chuté d'environ 82,9 %, coïncidant avec une augmentation de 30,5 % du cours du disponible du cuivre sur la LME.

Cours du cuivre et stock de cuivre précédents ($ US/lb)
(janvier 2004 – 5 novembre 2004)



Cours du disponible du cuivre sur la LME ($ US/lb)
1,50 $
1,40 $
1,30 $
1,20 $
1,10 $
1,00 $
0,90 $
0,80 $
0,70 $
0,60 $
0,50 $
Stock de cuivre de la LME (en milliers de dollars)
1 200
1 000
800
600
400
200
0
Janv. 94
Mai 95
Sept. 96
Janv. 98
Mai 99
Sept. 00
Févr. 02
Avr. 03
Nov. 04
Stock de cuivre de la LME
Cours du cuivre sur la LME

RÉGLEMENTATION DE L'INDUSTRIE

Terrains et droits miniers

Les intérêts miniers de CMMB sont régis par les lois de la province dans laquelle les intérêts miniers sont situés. CMMB a des participations dans des intérêts miniers détenues sous forme de titres francs, de mines, de concessions minières, de baux minéraux, de baux miniers, de dispositions relatives à l'exploitation de carrières, de baux relatifs à des minéraux de carrière, de permis de carrière, de baux relatifs au sable et au gravier, de baux de surface, de permis de surface, de baux octroyés par décret, de baux relatifs à des terrains ou des minéraux de la Couronne, de permis généraux relatifs à des terrains de la Couronne et de licences d'exploration. Les droits applicables à ces participations sont décrits, circonscrits, limités et restreints par les lois de la province qui s'appliquent à ces participations et par les modalités de l'octroi de ces participations à CMMB, et ils sont interprétés par référence à ces lois et ces modalités. Des paiements de redevance peuvent devoir être versés sur les baux d'exploitation minière.

Manitoba

Les baux d'exploitation minière du Manitoba sont accordés, aux termes de la *Loi sur les mines et les minéraux* (Manitoba), généralement pour une durée de 21 ans. Sur demande, un locateur a droit de renouveler pour une période supplémentaire de 21 ans si, au moment de la demande de renouvellement, le locataire est conforme à la *Loi sur les mines et les minéraux* et les modalités du bail d'exploitation minière.

Les taux de location annuels pour un bail d'exploitation minière en production s'élève actuellement à 8,00 $ l'hectare par année. Aucuns autres frais ne sont requis pour maintenir les baux. Avant l'obtention du bail d'exploitation minière au Manitoba, le demandeur doit d'abord obtenir un permis de prospection minière et un permis d'exploration minière. Les coûts connexes à un permis de prospection minière, s'ils sont délivrés à une société, s'élèvent à 200 $. Les frais de demande d'un permis d'exploration minière sont de 300 $, un dépôt de 0,50 $ l'hectare est également exigé.

Un bail d'exploitation minière comprend une réserve, en faveur des provinces, pour une redevance à l'égard des minéraux qui sont produits aux termes du bail. Les redevances réservées à la province à l'égard des minéraux doivent être calculées conformément aux règlements. Toutefois, aucune redevance n'est versée à l'égard de minéraux pour lesquels une redevance serait autrement payable, si un impôt est exigible selon la *Loi sur la taxe minière* (Manitoba).

Saskatchewan

Les baux d'exploitation minière de la Saskatchewan sont accordés selon la loi intitulée *The Crown Minerals Act* (Saskatchewan), en vertu du règlement *Mineral Disposition Regulations, 1986* (Saskatchewan). La durée d'un bail est de dix ans, renouvelable pour une autre durée de dix ans, si le détenteur est conforme à la loi intitulée *The Crown Minerals Act* (Saskatchewan) et ses règlements d'application. Les frais de permis annuels s'élèvent à 25 $ par hectare et sont payables au cours des dix premières années du bail, le montant minimum s'établit à 800 $ par bail; 50 $ par hectare au cours des années 11 à 20 d'un bail renouvelé, le montant minimum s'élève à 800 $ par bail; et 75 $ par hectare par la suite, le montant minimum exigé s'élève à 1 200 $ par bail. Avant d'obtenir un bail d'exploitation minière en Saskatchewan, le demandeur doit d'abord demander un permis pour explorer les biens-fonds de minéraux provinciaux. Les coûts connexes à un permis pour explorer les biens-fonds de minéraux provinciaux sont : frais d'enregistrement de 0,15 $ l'hectare, un minimum exigé de 1 500 $ et un maximum de 7 500 $; dépôt en espèces de 15 000 $ et besoin de fonds de 1,25 $ par hectare pour la première année du permis et de 4,00 $ l'hectare pour les années subséquentes. Le permis a une durée de deux ans et peut ne pas être renouvelée.

Les redevances sont payables selon un bail des biens-fonds provinciaux à l'égard de certains matériaux produits, conservés ou récupérés ou alloués selon un accord de regroupement à l'égard de l'ensemble des biens-fonds provinciaux.

Réglementation environnemental

L'industrie minière est assujettie à d'importants règlements des autorités fédérales, provinciales et municipales quant aux questions relatives à :

- la santé et la sécurité des employés;
- la qualité de l'air;
- la qualité de l'eau et l'approvisionnement en eau;
- la protection et l'amélioration de l'environnement (y compris la protection de la végétation et de la faune);
- la production, la manutention, l'utilisation, l'entreposage, le transport, l'émission, l'élimination et le nettoyage des produits réglementés, notamment les déchets;
- la remise en état et la restauration des propriétés minières après la fin de l'exploitation minière.

Les exploitations minières de CMMB sont réglementées principalement par la législation provinciale, même si CMMB doit également se conformer aux législations fédérales applicables ainsi qu'aux règlements municipaux.

Les deux provinces où CMMB exerce ses activités possèdent des lois et des exigences rigoureuses en matière d'environnement. Ces lois nécessitent l'obtention d'une approbation réglementaire pour plusieurs aspects de notre exploitation minière et de notre production. La construction, l'aménagement et l'exploitation d'une mine nécessitent la conformité à la législation environnementale applicable et l'obtention de divers permis, licences et approbations des diverses autorités réglementaires, ce qui peut comprendre des évaluations de l'impact environnemental coûteuses et chronophages. En outre, la législation exige que les emplacements soient abandonnés et remis en état à la satisfaction des autorités provinciales. Un manquement à la législation en matière d'environnement (y compris les permis, les licences et les approbations) peut entraîner l'imposition d'amendes et d'autres pénalités et des ordonnances de nettoyage ou l'interruption de nos activités, ce qui aurait un effet défavorable important sur les activités de CMMB.

Législation environnementale provinciale

En général, le Manitoba et la Saskatchewan possèdent une législation environnementale semblable. Le Manitoba et la Saskatchewan ont toutes deux des exigences relatives à des évaluations de l'impact environnemental dans le cadre de nouveaux projets ou d'agrandissements importants. Ces évaluations comprennent généralement une vaste consultation auprès des intervenants, y compris une annonce publique et l'avis du public. Chaque province possède également sa propre législation à l'égard des ressources patrimoniales et culturelles, de la manutention et de transport de biens dangereux et de la remise en état et des mesures correctives à l'égard des emplacements.

Au Manitoba, les émissions d'air du complexe métallurgique CMMB sont régies par le règlement régissant les usines sidérurgiques d'Inco Limited et de la compagnie minière et métallurgique de la Baie d'Hudson Limitée (le « règlement CMMB ») adopté en vertu de la *Loi sur l'environnement* (Manitoba) (la « Loi sur l'environnement »). Le règlement CMMB fixe les niveaux maximaux d'émission d'anhydride sulfureux et d'émission de particules pouvant être émises par CMMB. Le règlement CMMB fixe également des exigences quant à la mesure de l'air ambiant, l'échantillonnage de fumée et le contrôle et la mesure des émissions de particules.

Selon la *Loi sur les mines et les minéraux* (Manitoba) avant qu'un détenteur d'un bail d'exploitation minière au Manitoba puisse entreprendre l'exploitation minière, le détenteur doit d'abord soumettre un plan de fermeture de la mine. Le plan de fermeture de la mine fixe un programme pour la protection de l'environnement au cours de la durée de vie du projet et pour la réhabilitation de l'emplacement du projet à la clôture de celui-ci, ce qui comprend des dispositions de sécurité pour la province à l'égard du rendement des travaux de réhabilitation conformément au plan de fermeture de mine approuvé.

En Saskatchewan, les questions environnementales relatives à l'exploitation minière sont régies principalement par la loi intitulée *The Environmental Management and Protection Act, 2002* (Saskatchewan) (la « Loi EMPA ») et le règlement intitulé *Mineral Industry Environmental Protection Regulations, 1996* (Saskatchewan) (le « Règlement MIEP ») promulgué en vertu de la Loi EMPA. La Loi EMPA et son règlement d'application exigent l'obtention de permis et des approbations pour l'exploitation d'une installation qui émet des polluants dans l'environnement. En vertu du Règlement MIEP, le gouvernement de la Saskatchewan régit également le déclassement, l'abandon et la remise en état d'une mine ou d'une exploitation et exige qu'un fonds d'assurance soit établi pour assurer la réalisation du déclassement et de la remise en état d'un emplacement minier. Nous avons conclu des contrats de garantie en faveur des provinces de la Saskatchewan et du Manitoba dans le cadre desquels nous avons engagé certains actifs miniers de CMMB à titre de sûreté pour couvrir les coûts de déclassement.

En Ontario, les questions environnementales relatives aux activités de Zochem sont régies principalement par la *Loi sur la protection de l'environnement* (Ontario) (« LOPE »), la *Loi sur les ressources en eau de l'Ontario* (« LREO ») et leurs règlements d'application. La LOPE régit les rejets dans l'environnement naturel, notamment l'air, le sol, les bruits, l'odeur et les vibrations. La LOPE régit également la manutention, le stockage, l'élimination et le transport des déchets. La LREO régit les rejets dans les eaux de surface ou les eaux souterraines. Zochem peut être tenue en vertu de la LOPE ou de la LREO, ou des deux, d'obtenir certains permis et attestations relativement, entre autres choses, à l'entreposage des produits dangereux, la gestion des eaux pluviales et l'utilisation de l'eau. La LOPE et la LREO prévoient toutes deux l'imposition d'amende et d'ordonnance de nettoyage en cas de rejet non-conforme.

Législation environnementale fédérale

CMMB doit se conformer à la *Loi canadienne sur la protection de l'environnement, 1999* (« LCPE ») qui régit certaines substances interdites et restreintes et peut exiger l'élaboration de plans de prévention de la pollution. Les émissions dans l'eau provenant des exploitations minières CMMB sont régies par le MMER. Le 25 septembre 2004, le gouvernement fédéral canadien a émis un avis proposé exigeant l'élaboration et la mise en œuvre de plans de prévention de la pollution à l'égard de certaines substances toxiques précises émises par les affineries et les fonderies de métaux communs et les usines d'élaboration de zinc, y compris le complexe métallurgique CMMB. L'avis proposé fixerait des émissions cibles relatives au mercure, à l'anhydride sulfureux et aux émissions de particules à un niveau inférieur aux niveaux d'émission actuels de CMMB.

La *Loi canadienne sur les évaluations environnementales* (« LCEE ») exige qu'une évaluation de l'impact environnemental soit effectuée à l'égard de certains projets proposés. Les projets qui sont assujettis à la LCEE comprennent les projets exigeant l'utilisation de terres fédérales et les projets exigeant une approbation fédérale.

L'exploitation minière de zinc et de cuivre comprend souvent le franchissement maritime, l'endiguement, la dérivation et l'utilisation des eaux de surface. Ces activités peuvent exiger une approbation en vertu de la législation fédérale, comme la *Loi sur les pêches* (Canada) pour la construction d'un projet qui peut entraîner une détérioration de l'habitat des poissons ou comme la *Loi sur la protection des eaux navigables* (Canada) si le cours d'eau est navigable au moyen d'une embarcation.

Réglementations municipales

CMMB est également assujettie à la réglementation municipale, y compris les règlements adoptés par les municipalités relativement à l'utilisation des terrains municipaux, aux fermetures de routes rurales, aux écoulements d'averses, aux décharges sanitaires et aux situations de nuisance.

Protocole de Kyoto

Le traitement de zinc et de cuivre entraîne la production de divers produits de combustion, notamment des composés carboniques. Le Canada, à titre de partie à la Convention-cadre des Nations Unies sur les changements climatiques (la « Convention-cadre ») et la mise en œuvre subséquente du protocole qui a été adopté en 1997 (désigné sous le nom de « Protocole de Kyoto »), a annoncé son intention de réduire les émissions globales de gaz à effet de serre à 94 % des niveaux de 1990 au plus tard d'ici 2012. L'un des principaux gaz à effet de serre concerné est le dioxyde de carbone, qui provient de la production de zinc et de cuivre. Plusieurs autres pays sont également

signataires à la Convention-cadre et du Protocole de Kyoto et ils ont également l'intention de limiter les émissions de gaz à effet de serre. En décembre 2002, le Canada a ratifié le Protocole de Kyoto.

Gestion et conformité environnementales

Nous avons établi un programme de gestion environnementale détaillé visant la protection de l'environnement. Ce programme consiste en une politique environnementale, des codes de pratiques, des vérifications périodiques, l'intégration de procédures environnementales aux procédures d'exploitation, à la formation des employés et aux procédures d'intervention et de prévention des urgences.

Nous croyons être conformes à l'ensemble de la législation environnementale applicable. Nous croyons que les approbations actuellement requises pour réaliser nos activités minières actuelles ont été obtenues. Compte tenu de la nature vaste et détaillée des exigences réglementaires, des infractions au cours des exploitations minières se produisent inévitablement, à l'occasion. Nous avons été cités pour quelques infractions environnementales, aucune n'ayant un effet défavorable important sur l'environnement, notre capacité à poursuivre nos activités ou notre situation financière.

Nous pouvons être tenus d'élaborer et de présenter aux autorités fédérales, provinciales ou municipales des données relatives à l'effet d'un aménagement proposé ou de la mine de cuivre ou de zinc existante sur l'environnement. Ces exigences pourraient s'avérer coûteuses et chronophages et pourraient retarder le début ou la poursuite des activités d'exploration ou de production.

La législation future ou les règlements administratifs peuvent mettre davantage l'accent sur la protection et l'amélioration de l'environnement et, par conséquent, nos activités peuvent s'avérer davantage réglementées. Ces législations et ces modifications apportées à la législation, de même que l'interprétation future des lois et une application rigoureuse de la loi peuvent entraîner des coûts en immobilisations et/ou des coûts d'exploitation accrus de même que retarder, ou interrompre nos activités ou bien y mettre fin d'une façon imprévue.

Règlementation sur la santé et la sécurité et sur le travail

La *Loi concernant l'Hudson Bay Mining and Smelting Co., Limited* (Canada) a été promulguée en 1947, CMMB relevant ainsi de la compétence fédérale. Par conséquent, CMMB est régie par la législation fédérale du travail et doit rendre compte annuellement en vertu de la *Loi sur l'équité en matière d'emploi* (Canada).

La *Loi concernant l'Hudson Bay Mining and Smelting Co., Limited* (Canada) a été modifiée afin de déléguer les questions relatives à la santé et à la sécurité au gouvernement du Manitoba et, par conséquent, les éléments suivants de la législation manitobaine s'appliquent à CMMB : la *Loi sur la sécurité et l'hygiène du travail* (Manitoba), la *Loi sur l'Hydro-Manitoba* (Manitoba), la *Loi sur la prévention des incendies* (Manitoba), la *Loi sur les brûleurs à gaz et à mazout* (Manitoba) et la *Lois sur les appareils sous pressions et à vapeur* (Manitoba). Par conséquent, règle générale, les questions relatives au travail sont régies par le gouvernement fédéral et les questions relatives à la santé et à la sécurité en milieu de travail sont régies par le gouvernement provincial.

Droits ancestraux

Les tribunaux canadiens ont reconnu que les peuples autochtones peuvent continuer de disposer d'un droit légitime non exécuté à l'égard des terrains utilisés ou occupés par leurs ancêtres qui n'ont pas été cédés en vertu d'un traité à l'égard de ces droits. Ces droits peuvent varier de droits assujettis à des réserves ou à des fins traditionnelles à un droit de titre autochtone et sera tributaire, entre autres choses, de la nature et de la portée de l'emploi et de l'occupation autochtone préalable. Les tribunaux ont encouragé les gouvernements provinciaux et fédéraux ainsi que les peuples autochtones à régler les droits de revendication par l'intermédiaire de négociations de traités. Au Manitoba et en Saskatchewan, il existe plusieurs traités en place. Il est actuellement donné suite aux réclamations et aux droits autochtones en vertu des modalités de ces traités.

Services publics d'électricité

Les services publics d'électricité sont assujettis à une vaste réglementation relative à l'impact environnemental des activités de production d'électricité. D'autres changements apportés à la loi ou une application plus rigoureuse des lois actuelles pourraient augmenter le prix d'approvisionnement d'énergie électrique à CMMB et, par conséquent, accroître les coûts de production de zinc et de cuivre pour CMMB.

ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

Nous avons été constitués par la fusion de Pan American Resources Inc. et de Marvas Developments Ltd. le 16 janvier 1996, en vertu de la *Loi ontarienne sur les sociétés par actions* (Ontario). Le 12 mars 2002, nous avons acquis OntZinc Corporation, société fermée ontarienne, par l'intermédiaire d'une prise de contrôle inversée et nous avons changé notre dénomination sociale pour ONTZINC Corporation.

Notre siège social se trouve au 6 Adelaide Street East, bureau 300, Toronto (Ontario) M5C 1H6.

Historique

Aux termes d'une convention publique d'échange conclue en janvier 2002, nous avons changé notre dénomination sociale de Pan American Resources Inc. pour ONTZINC Corporation et la Société précédemment désignée sous le nom de OntZinc Corporation a changé sa dénomination sociale pour Pan American Resources Corp,. et est devenue notre filiale en propriété exclusive. Par suite de ce qui précède, nous avons fait l'acquisition indirectement d'une participation de 100 % dans le projet Southwestern Ontario.

En novembre 2001, nous avons conclu une convention de coentreprise avec Regal Consolidated Ventures Limited (« Regal »), aux termes de laquelle nous avons acquis une participation de 50 % dans la propriété Gay's River. Pasminco Resources Canada Company (« Pasminco ») détient une redevance calculée à la sortie de la fonderie de l'ordre 2 % à l'égard de la propriété Gay's River. En novembre 2002, nous avons fait l'acquisition de la participation restante de 50 % dans la propriété Gay's River auprès de Regal et, dans le cadre de cette acquisition, nous avons émis à Regal douze millions d'actions ordinaires. Nous devons émettre à Regal deux millions d'actions ordinaires supplémentaires lors de la réalisation du plan d'affaires pour la réouverture de la mine Gay's River et quatre millions d'actions ordinaires supplémentaires lorsque la décision relative à la production sera prise. En mars 2004, nous avons versé à Pasminco deux millions de dollars en règlement du prix d'achat de la propriété Gay's River. Nous sommes désormais propriétaires d'une participation totale dans la propriété Gay's River, sous réserve d'une redevance calculée à la sortie de la fonderie de l'ordre de 2 % versée à Pasminco.

En mai 2002, nous avons vendu notre participation dans le projet San Antonio, un projet de cuivre, d'or et de porphyre, à un groupe minier chilien fermé pour la somme de 850 000 $ US. Le 5 avril 2004, nous avons repris le contrôle du projet à la suite de l'incapacité de l'acquéreur à s'acquitter des paiements prévus. Nous détenons actuellement indirectement une participation de 100 % dans le projet San Antonio.

En date de septembre 2003, l'une de nos filiales a acquis la mine Balmat auprès de ZCA Mines Inc. (« ZCA ») pour 20 millions de dollars à la suite d'une convention d'achat d'actif (la « convention d'acquisition de Balmat »). Le prix d'achat est payable en totalité à même 30 % des rentrées nettes de fonds provenant des exploitations après l'allocation d'un montant raisonnable aux coûts en immobilisations et aux dépenses d'exploration de même qu'un montant supplémentaire de 5 millions de dollars américains payables, si le cours du zinc est maintenu à 0,70 $ US la livre pour une période de 24 mois consécutive dans les cinq années suivant la date de la convention d'acquisition Balmat. Aux termes de la convention d'acquisition de Balmat, nous avons pris en charge certains passifs futurs, notamment toutes les dettes, obligations, engagements et passifs futurs découlant de la propriété et des activités de la mine Balmat ou directement connexes à celle-ci et, en particulier tout passif futur relatifs à la remise en état de cette mine.

Afin de respecter les exigences anticipées en matière de financement connexes au maintien et à la réactivation de la mine Balmat, nous avons réalisé plusieurs placements privés de titres. Le produit de ces placements privés ont également été employés aux fins du fonds de roulement. Se reporter à la rubrique intitulée « Ventes antérieures ».

Acquisition de CMMB

Le 7 octobre 2004, nous avons conclu une convention d'acquisition en vue d'acquérir auprès d'Anglo American la totalité des actions émises et en circulation de la société mère de CMMB en contrepartie d'un prix d'achat en espèces de 325 millions de dollars, sous réserve de rajustements à la clôture, actuellement évalués à environ 13 millions de dollars, pour un prix d'achat net de 312 millions de dollars. Aux termes de la convention d'acquisition, nous avons déposé 500 000 $ auprès d'Anglo American, qui seront portés au crédit à l'égard du prix d'achat à la réalisation de l'acquisition. Nous prévoyons que la clôture de l'acquisition aura lieu avant la fin de l'année.

La clôture de l'acquisition est assujettie aux approbations réglementaires et aux autres approbations et le respect de toutes les conditions de clôture habituelles, notamment l'obtention du financement nécessaire. Nous avons convoqué une assemblée extraordinaire de nos actionnaires le 8 décembre 2004 afin d'examiner et, s'il est jugé utile, d'autoriser, entre autres choses, le regroupement et le changement connexe de notre dénomination sociale pour HudBay Minerals Inc. Nous avons présenté une demande à la TSX de croissance afin d'obtenir l'approbation de l'acquisition. En collaboration avec Anglo American, ONTZINC a obtenu un certificat de décision préalable aux termes de la *Loi sur la concurrence* (Canada) à l'égard de l'acquisition.

La réalisation de l'acquisition est assujettie à des conditions préalables qui caractérisent les opérations de ce genre. Toutefois, chaque partie peut abandonner une condition préalable énoncée dans la convention d'acquisition qui est à son avantage. La Société et Anglo American se sont indemnisées mutuellement à l'égard de toutes les pertes subies par elles à la suite d'un manquement aux déclarations ou aux garanties ou à l'omission d'observer une clause restrictive, ou découlant de celle-ci, aux termes de la convention d'acquisition. Certaines des déclarations et garanties qui nous ont été fournies par Anglo American, y compris celles relatives à l'implication de CMMB dans le cadre d'un litige ou de démarches réglementaires et sa conformité aux lois et règlements applicables et, en particulier, aux, règlements en matière d'environnement ne seront toutefois valides après la clôture de l'acquisition que jusqu'au 31 mars 2006. L'obligation d'Anglo American à nous indemniser est aussi limitée comme suit : (i) Anglo American n'est pas tenue de couvrir toutes les pertes qui, au total, excèdent le prix d'achat payé pour CMMB; et (ii) aucune réclamation ne peut être effectuée à moins que les pertes excèdent 1 million de dollars relativement à un manquement aux déclarations ou aux garanties à l'égard de certaines questions fiscales et questions relatives au régime des rentes ou un total de 5 millions de dollars à l'égard de toute autre réclamation.

Si, pour une raison quelconque, autre qu'un défaut d'une partie en quête d'une résiliation, l'acquisition n'est pas réalisée d'ici le 1er janvier 2005 ou à une autre date dont peuvent convenir mutuellement la Société et Anglo American, chaque partie peut résilier la convention d'acquisition.

Nous prévoyons financer l'acquisition à même le produit net du présent placement et le produits net du financement par emprunt proposé. Nous prévoyons que les billets émis aux termes du financement par emprunt auront une échéance de sept ans. Les billets comportent des clauses restrictives qui, entre autres choses, limitent notre capacité, dans certaines circonstances, à déclarer ou à verser des dividendes ou à effectuer d'autres distributions sur nos actions ordinaires, à contracter des dettes supplémentaires, à conclure des opérations de vente ou de cession-bail, à établir les privilèges, à procéder à des placements, à participer à des opérations avec des membres du même groupe, à regrouper ou à fusionner en d'autres entités ou à vendre des actifs. Se reporter aux rubriques intitulées « Emploi du produit » et « Capitalisation ».

Se reporter au « Rapport de gestion » pour obtenir une description de l'effet de l'acquisition sur les résultats d'exploitation et la situation financière de la Société.

À la suite de l'acquisition et des événements décrits ci-dessus, nous détenons les principales filiales et les propriétés illustrées dans le tableau suivant. Le tableau suivant montre le territoire de constitution de nos principales filiales et le pourcentage de titres comportant droit de vote que nous détenons en propriété véritable ou sur lesquels nous exerçons un contrôle ou une emprise pour chacune de nos principales propriétés, le tableau illustre également notre droit de propriété véritable à l'égard du projet ainsi que l'emplacement du projet.


ONTZINC Corporation
(Ontario)
100 %
Balmat Holding Corporation
(Delaware, É.-U.)
100 %
St. Lawrence Zinc Company LLC
(Delaware, É.-U.)
Projet de mine Balmat
et propriétés d'exploration
(New York, É.-U.)
100 %
Hudson Bay Mining
and Smelting Co. Limited
(Canada)
Mine 777/
Callinan
(Flin Flon,
Manitoba)
Mine Trout Lake
(Flin Flon,
Manitoba)
Mine Konuto
Lake
(Saskatchewan)
Mine Chisel
North
(Snow Lake,
Manitoba)
50 %
Considar Metal
Marketing S.A.
(Luxembourg)
100 %
La Compagnie
d'exploration et
de développement
de la Baie
d'Hudson Limitée
(Canada)
Installations
métallurgiques
et concentrateurs
(Manitoba &
Saskatchewan)
Zochem
(Brampton,
Ontario)
100 %
Considar Metal
Marketing Inc.
(Canada)
Propriétés
d'exploration

POTENTIEL MINIER DE NOS PRINCIPALES PROPRIÉTÉS À LA RÉALISATION DE L'ACQUISITION

À la réalisation de l'acquisition, nos principales propriétés seront les propriétés CMMB et la mine Balmat. Pour le moment, seules les mines CMMB sont exploitées. La mine Balmat devrait entreprendre la production de concentrés de zinc au début de 2005, sous réserve de l'obtention du financement nécessaire.

Mines CMMB

L'information qui suit relativement à CMMB, à ses ressources et réserves minérales et la durée de vie de la mine (« DVM »), a été tirée du rapport Howe et, dans certains cas, constitue un extrait de celui-ci.

Réserves minérales et ressources minérales présumées

La méthode employée par Howe a l'égard de l'établissement des ressources et des réserves est fondée sur un examen du rapport de CMMB relatif à ses ressources intitulé « HBMS reserve and resource report as at January 1, 2004 » , et des discussions avec les membres du personnel responsables des estimations.

Les réserves minérales sont classées comme des réserves minérales prouvées ou des réserves minérales probables et sont fondées sur les normes du conseil de l'ICM sur les ressources et les réserves minérales d'après les définitions et les lignes directrices adoptées par le conseil de l'ICM le 20 août 2000.

Estimation des réserves de CMMB (au 1er janvier 2004) [1) 2)] selon Howe

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Trout Lake					
Prouvées	2 121 924	1,290	14,805	1,20	4,77
Probables	2 181 000	1,321	11,617	1,43	5,28
Callinan					
Prouvées	692 038	1,953	25,81	1,08	3,71
Probables	499 094	1,436	22,256	0,95	3,80
777					
Prouvées	1 774 804	2,412	29,853	3,23	4,35
Probables	14 777 806	2,044	26,93	2,53	4,50
Konuto Lake					
Prouvées	437 857	2,066	8,696	4,08	1,57
Probables	55 479	1,713	6,875	4,39	1,15
Chisel North					
Prouvées	897 242	0,266	22,060	0,14	9,66
Probables	934 157	0,368	17,204	0,20	8,1
Total des réserves prouvées	**5 923 864**	**1,606**	**21,246**	**1,843**	**5,026**
Total des réserves probables	**18 447 536**	**1,856**	**24,44**	**2,230**	**4,75**
Total des réserves	**24 371 400**	**1,795**	**23,664**	**2,15**	**4,81**

1) Les évaluations économiques s'appliquant aux ressources minérales annuelles par CMMB en vue de convertir les ressources minérales en réserves minérales sont fondées sur une évaluation par bloc des métaux payables nets pour les blocs de ressource par rapport aux coûts d'exploitation actuels, à la récupération et à la dilution. Le prix du zinc utilisé pour les estimations de réserves minérales s'élevait à 0,52 $ US la livre, le prix du cuivre, à 0,91 $ US la livre. Le prix de l'or s'élevait à 325 $ US l'once et le prix de l'argent, à 4,25 $ US l'once.

2) L'exploitation minière prévue en 2004 diminuera les réserves minérales énoncées d'environ 2,5 millions de tonnes.

Howe a évalué qu'il y avait, au 1er janvier 2004, en tout 3 228 097 tonnes de ressources minérales aux mines de CMMB, d'une teneur de 5,33 % de zinc, 2,04 % de cuivre, 1,677 grammes d'or la tonne et 26,546 grammes d'argent la tonne. Les ressources minérales qui ne sont pas des réserves minérales n'ont pas fait preuve de viabilité économique.

Plan de durée de vie de la mine

Howe a préparé un plan DVM qui commence le 1er janvier 2004 et prend fin le 31 décembre 2017. Pour les besoins de ces prévisions économiques, Howe présume que seules les réserves minérales souterraines prouvées et probables délimitées seront extraites au cours du DVM et que les mines de CMMB fermeront lorsque les réserves minérales actuelles s'épuiseront. Le rapport Howe estime que les mines CMMB traiteront en moyenne 1,9 million de tonnes de minerai par année. Toutefois, la production réelle devrait diminuer d'une pointe de 2,5 millions de tonnes de minerai par année en 2004 à 1,35 million de tonnes par année en 2011, en raison du fait de l'épuisement des réserves de minerai et que des fermetures de mines. Les taux de production, les teneurs en minerai et les récupérations métallurgiques au cours de cette période ont été revus par Howe et sont évalués réalisables et durables.

Le plan DVM, y compris les prévisions économiques techniques, comprend des énoncés prospectifs qui ne sont pas des faits historiques. Ces énoncés prospectifs constituent des estimations et comportent un nombre important de risques et incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement.

Certaines hypothèses

Le plan DVM de Howe est fondé sur un certain nombre d'hypothèses. Outre les nombreuses hypothèses et estimations qui sous-tendent les estimations des réserves minérales et le calcul des coûts d'exploitation pour la production de ces réserves minérales, les hypothèses clés comprennent les suivantes :

- Des dépenses en immobilisation prévues totales de 345,2 millions de dollars, y compris le réinvestissement de maintien, le développement des immobilisations et prix d'achat de l'affinerie de cuivre White Pine.

- Accroissement des activités souterraines par rapport aux niveaux de 2004, principalement à la mine 777/Callinan, pour compenser les fermetures d'autres mines. Ces améliorations seront apportées grâce aux pratiques d'extraction rehaussées, durée réduite des distances de transport, la quantité accrue d'équipement et un meilleur contrôle de la dilution.

- Certaines améliorations seront apportées aux coûts d'exploitation du propriétaire, améliorations qui seront supérieures aux niveaux historiques atteints en 2002.

Ces hypothèses, ainsi que d'autres hypothèses et estimations utilisées pour établir le plan DVM, sont assujetties à un certain nombre d'autres risques et incertitudes. Les résultats réels pourraient différer considérablement des hypothèses et estimations de Howe en raison, notamment, de changements des conditions géologiques et d'extraction non identifiés, de différences dans les effets réels et supposés de la réglementation des organismes gouvernementaux, d'estimations inexactes concernant les prix des métaux, les taux de change, les taux d'intérêt, l'inflation, les coûts d'exploitation, des coûts de mise en valeur et d'entretien, des coûts de remise en état et la disponibilité et le coût de la main-d'œuvre, de l'équipement, des matières premières et d'autres services requis pour extraire et affiner les minerais et d'autres facteurs touchant nos activités, ou des changements dans les hypothèses relatives à ceux-ci. Pour obtenir une description complète des risques liés à nos activités, se reporter à la rubrique intitulée « Facteurs de risque ». Si l'une de ces hypothèses ou estimations était incorrecte, les flux de trésorerie prévus tirés des mines CMMB pourraient être considérablement moindre que ceux prévus.

Coût des immobilisations et coûts d'exploitation

Les dépenses en immobilisations totales devraient s'élever à 345,2 millions de dollars au cours du plan DVM. Il est présumé que l'ensemble des dépenses en immobilisations seront financées à l'interne. Les dépenses en immobilisations actuelles comprennent une provision pour les dépenses d'exploration continues prévues au cours du plan DVM pour mettre en valeur et extraire l'ensemble des ressources minérales présumées délimitées. Toutefois,

aucune provision n'a été créée pour l'exploration de ressources nouvelles ou prévues à l'extérieur des régions minières existantes. L'infrastructure de la mine actuellement en place est suffisante pour soutenir les niveaux de production minière prévus pour la DMV. Les projets d'immobilisations devraient être liés principalement à la remise à neuf de l'usine principale et au rajeunissement de l'équipement, à l'entretien et à l'expansion des digues à stériles, à la mise en valeur des déchets (inclinés ou plats) pour accéder à de nouveaux blocs de terrains, aux coûts environnementaux et aux coûts liés à la fermeture et à la réhabilitation, et aux améliorations apportées en vue de respecter les normes d'émission.

Les coûts d'exploitation du plan DMV de Howe pour les mines, les concentrateurs, la fonderie de cuivre, l'usine de traitement de zinc, les installations de gestion des stériles, le transport et les autres services sont fondés sur les coûts d'exploitation précédents de CMMB. Ces coûts comprennent également le coût des concentrés achetés et certains frais administratifs. L'impôt sur le capital, les paiements éventuels aux termes du régime de participation au bénéfice de CMMB et les charges d'intérêts n'ont pas été inclus.

Évaluation économique

Howe a préparé un modèle économique fondé sur le plan DVM. L'évaluation économique utilise les prix des métaux et les taux de change qui suivent. Les prix des métaux sont fondés sur un consensus des prévisions actuelles du secteur.

	2004	2005	2006-2018
Cuivre ($ US/lb)	1,23	1,20	0,90
Zinc ($ US/lb)	0,48	0,56	0,50
Or ($ US/oz)	425	425	375
Argent ($ US/oz)	6,00	6,00	5,00
$ CA : US	1,25	1,33	1,43

Tous les coûts en immobilisations et d'exploitation sont déclarés en dollars canadiens constants en utilisant le dollar canadien au premier trimestre de 2004, et aucune provision n'a été faite pour l'inflation ou l'augmentation des coûts ou des prix des métaux. Toutes les prévisions des flux de trésorerie pour le plan DVM sont également déclarés en dollars canadiens constants de 2004. CMMB ne prévoit pas verser de l'impôt sur le revenu au cours du plan DVM en raison d'importants crédits d'impôt et pertes fiscales.

Les actifs miniers génèrent également des revenus supplémentaires pour le traitement de concentrés de cuivre et de zinc provenant d'autres sources et divers revenus comprenant les ventes de sous-produits et les ventes d'argent. Le plan DVM intègre des achats croissants de concentrés de cuivre et de zinc pour maintenir un niveau constant de métaux pouvant être vendus.

Le tableau suivant résume les paramètres modèles clés des projections financières DVM établies par Howe :

Paramètres	Hypothèse de base
Total de cuivre produit	2,513 milliards de lb
Total de zinc produit	3,308 milliards de lb
Total d'or produit	860 200 oz
Total d'argent produite	18 634 400 oz
Total des tonnes extraites	24 371 400
Teneur moyenne de cuivre (%)	2,15
Teneur moyenne de zinc (%)	4,81
Teneur moyenne d'or (g/t)	1,80
Teneur moyenne d'argent (g/t)	23,66

Résultats du modèle clé	Millions de dollars américains
Revenu relatif au zinc	2,370 $
Revenu relatif au cuivre	3,290
Revenu relatif à l'or	463

Résultats du modèle clé	Millions de dollars américains
Revenu relatif à l'argent	134
Revenu total	6,257
Coûts d'exploitation totaux	(4,866)
Coûts en immobilisations totaux	(345)
Excédent de trésorerie (après impôt)	966 $
VAN @ 8 % (excédent de trésorerie après impôt, sans l'acquisition)	588 $
VAN @ 10 % (excédent de trésorerie après impôt, sans l'acquisition)	532 $

Le projet a également été évalué en fonction de la capacité de générer des flux de trésorerie avec un certain nombre de sensibilités. Cette analyse donne à penser que le projet est plus sensible au taux de change entre le dollar canadien et le dollar américain. Le tableau qui suit, qui est tiré du rapport Howe, indique la valeur actualisée nette (« VAN ») de CMMB à divers prix de cuivre et de zinc, les taux d'escompte, les taux de change entre le dollar canadien et le dollar américain ainsi que les coûts d'exploitation et les coûts en immobilisations. La VAN comprend les sommes escomptées des flux de trésorerie positifs tirés de la production et des flux de trésorerie négatifs associés à des coûts en immobilisations continues au cours de la durée de vie de la mine, la remise en état et la fermeture. Toutefois, la VAN est calculée sans effet de levier financier, sans tenir compte du financement par emprunt.

Les tableaux qui suivent ne représentent pas une prévision des prix du zinc ou du cuivre, des taux d'escompte, des taux de change entre le dollar canadien et le dollar américain ou des coûts d'exploitation et des coûts en immobilisations. Se reporter à la rubrique intitulée « Facteurs de risque — Risques reliés à nos activités ».

Le tableau suivant montre la sensibilité de la VAN aux prix des métaux et aux taux de change entre le dollar canadien et le dollar américain à un taux d'escompte fixe de 8 % :

Sensibilité de la VAN aux prix du cuivre et du zinc et aux taux de conversion du dollar américain – Taux d'escompte de 8 % (en millions)

Taux de change $ US / $ CA	0,70 $	0,75 $	0,80 $	0,85 $
Scénario de référence Cu 0,90 $ / Zn 0,50 $	**588,4**	370,9	180,5	12,6
Cu 1,00 $ / Zn 0,50 $	782,3	551,9	350,2	172,3
Cu 1,00 $ / Zn 0,40 $	587,6	374,1	187,4	22,6
Cu 1,10 $ / Zn 0,40 $	781,5	555,1	357,1	182,3
Cu 1,10 $ / Zn 0,50 $	976,3	732,9	519,9	332,0
Prix actuel Cu 1,29 $ / Zn 0,47 $	1 286,3	1 023,5	793,5	590,5

Le tableau suivant montre la sensibilité de la VAN aux fluctuations des prix du cuivre et du zinc à un taux de change fixe entre le dollar canadien et le dollar américain de 0,70 $ US pour 1,00 $ CA et à un taux d'escompte fixe de 8 % :

Sensibilité de la VAN aux prix du cuivre et du zinc – Taux d'escompte de 8 % (en millions)

	Cu 0,75 $/lb	Cu 0,90 $/lb	Cu 1,00 $/lb	Cu 1,10 $/lb	Cu 1,30 $/lb
Zn 0,40 $/lb	102,8	393,7	587,6	781,5	1 169,3
Zn 0,50 $/lb	297,5	**588,4**	782,3	976,3	1 364,1
Zn 0,60 $/lb	492,3	783,2	977,1	1 171,0	1 558,9
Zn 0,70 $/lb	687,0	977,9	1 171,8	1 365,8	1 753,4

Le tableau suivant montre la sensibilité de la VAN aux coûts d'exploitation et en immobilisations à un taux de change fixe entre le dollar canadien et le dollar américain de 0,70 $ US pour 1,00 $ CA, à un taux d'escompte fixe de 8 % et à des prix de métaux fixe de 0,90 $ US/lb pour le cuivre et à 0,50 $ US/lb pour le zinc :

Sensibilité de la VAN aux coûts d'exploitation et en immobilisations – Taux d'escompte de 8 % (en millions)

	Coûts en immobilisations - 10 %	Coûts en immobilisations - 5 %	Cas de base	Coûts en immobilisations + 5 %	Coûts en immobilisations + 10 %
Coûts d'exploitation – 10 %	906,2	894,5	882,9	871,2	859,5
Coûts d'exploitation – 5 %	758,9	747,3	735,6	724,0	712,2
Cas de base	611,8	600,0	**588,4**	576,7	565,1
Coûts d'exploitation + 5 %	464,6	452,9	441,2	429,5	417,8
Coûts d'exploitation + 10 %	317,3	305,7	294,0	282,3	270,1

Le tableau suivant montre la sensibilité de la VAN pour divers taux de d'escompte, pour le cas de base de la VAN après impôt et avant les coûts d'acquisition :

Sensibilité de la VAN aux taux d'escompte

Taux d'escompte	5 %	8,0 %	10,0 %	12,5 %
Van (en millions)	693,7	**588,4**	532,7	472,5

La mine Balmat

Un rapport intitulé « Reserve and Resource Audit, Balmat n° 4 Mine, Balmat-Edwards Mining District, Balmat, New York USA », en date du mois de janvier 2003 (le « rapport Balmat ») a été préparé pour la Société par M. John E. Steers, ing., une personne qualifiée au sens de la Norme canadienne 43-101. Les renseignements qui suivent relativement à la mine Balmat et à l'usine ont été tirés du rapport Balmat et, dans certains cas, en constituent des extraits. Il est à noter que les « tonnes » sont les unités de mesure utilisées dans le rapport Balmat (une tonne = 1,90718 tonne).

Réserves minérales et ressources minérales présumées

Le tableau suivant présente les trois réserves minérales pour la mine Balmat au 20 janvier 2003.

Estimation des réserves minérales Balmat[1)2)]

Catégorie	Tonnes de minerai	Pourcentage de zinc
Réserves minérales prouvées	395 047	12,87
Réserves minérales probables	1 508 528	11,71
Total des réserves prouvées et probables	**1 975 575**	**11,94**

1) Les estimations des réserves minérales énoncées dans le tableau ci-dessus ont été préparées par M. John Steer, une personne qualifiée au sens de la NC 43-101. Les réserves minérales sont catégorisées comme réserve prouvée ou probable et sont fondées sur les normes du conseil de l'ICM sur les définitions et des lignes directrices relatives aux réserves et aux ressources minérales adoptées par le conseil de l'ICM le 20 août 2000.

2) Les réserves minérales sont calculées en utilisant une teneur limite de 6 % de zinc par tonne et une récupération moyenne de 85 % et des hauteurs minimales de 5,5 à 8,0 pieds sont également utilisées selon la méthode d'exploitation minière employée.

En plus des réserves minérales, des ressources minérales présumées totales d'environ 3 100 000 tonnes, d'une teneur de 12,9 % de zinc par tonne sont estimées. La dilution est intégrée aux ressources minérales par des hauteurs d'exploitation minimales présumées. Les ressources minérales qui ne sont pas des réserves minérales n'ont pas fait preuve de viabilité économique.

Exploration et mise en valeur

Depuis 1996, le forage en surface et souterrain a ajouté en tout 11 millions de tonnes de ressources minérales dans quatre nouvelles zones de minerai (Muller, Mahler, Mud Pond,. New Fold and Northeast Fowler) pour un coût des découvertes d'environ 0,17 $ la tonne.

Le coût total de nos programmes d'exploration proposés est d'environ 1,5 million de dollars, à l'exclusion des travaux de forage réalisés sur des terrains d'exploration à proximité. Les objectifs de ce plan d'aménagement de la nouvelle mine est de revenir à une exploitation minière à un plus petit niveau permettant un meilleur contrôle géologique afin d'accroître les teneurs en diminuant la dilution et en augmentant les teneurs limites. Nous prévoyons réaliser le nouvel aménagement à un tel rythme de façon à fournir un stock adéquat de minerai pour maintenir les activités ininterrompues.

INFORMATION FINANCIÈRE CONSOLIDÉE PRO FORMA CHOISIE NON VÉRIFIÉE

L'information financière consolidée pro forma choisie non vérifiée qui suit tient compte de l'acquisition, de la consolidation, du présent placement et du financement par emprunts, comme si ces événements avaient eu lieu le 1er janvier 2003 aux fins des résultats d'exploitation, et le 30 juin 2004, aux fins du bilan. La présente information financière consolidée pro forma choisie non vérifiée est fondée sur l'information disponible et certaines hypothèses que la direction juge raisonnables; elle n'est présentée qu'à des fins d'illustration et n'a pas pour objet de représenter les résultats d'exploitation ou la situation financière que la société aurait obtenus si l'acquisition, la consolidation et les financements avaient eu lieu aux dates indiquées. La présente information financière consolidée pro forma choisie est tirée des états financiers consolidés historiques de ONTZINC et ceux de la société mère de HBMS, à la lumière et sous réserve desquels elle doit être lue, y compris les notes y afférentes, paraissant ailleurs dans le présent prospectus.

	Pro forma pour le semestre arrêté au 30 juin 2004	**Pro forma pour l'exercice terminé le 31 décembre 2003**
	(non vérifié)	(non vérifié)
	(en milliers de dollars, sauf les montants par action)	
Résultats d'exploitation		
Produits nets	272 102 $	417 914 $
Bénéfice net (perte)	•	•
Par action ordinaire		
Bénéfice (perte) de base	•	•
Bénéfice (perte) dilué(e)	•	•

	Pro forma au 30 juin 2004
	(non vérifié)
	(en milliers de dollars)
Bilan	
Espèces et quasi-espèces	• $
Total de l'actif	•
Total du passif	•
Capitaux propres	•

Dans l'éventualité où les preneurs fermes exercent à la fois l'option des preneurs fermes et l'option d'attribution excédentaire en totalité, sur une base pro forma, il y aura • actions ordinaires supplémentaires en circulation.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES DE LA SOCIÉTÉ MÈRE DE CMMB

Le tableau suivant présente les principales données financières consolidées de la société mère de CMMB aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et au 30 juin 2004 et pour les semestres terminés les 30 juin 2004 et 2003. Les principales données financières consolidées sont tirées des états financiers consolidés de la société mère de CMMB, y compris des notes s'y rapportant, ainsi que du rapport de gestion connexe inclus ailleurs dans le présent prospectus. Il doit être lu parallèlement à ces documents et il est donné entièrement sous réserve du texte intégral de ceux-ci. Les états financiers consolidés de la société mère de CMMB ont été préparés conformément aux PCGR du Canada.

	Semestres terminés les 30 juin		**Exercices terminés les 31 décembre**		
	2004	**2003**	**2003**	**2002**	**2001**
	(non vérifié)	(non vérifié)	(vérifié)	(vérifié)	(vérifié)
			(en milliers de dollars)		
État des résultats					
Chiffre d'affaires	272 102 $	206 176 $	417 914 $	436 092 $	390 589 $
Produit total	274 878	206 281	418 757	439 568	409 583
Frais d'exploitation	219 727	221 669	430 626	440 431	417 364
Frais généraux et administratifs	4 043	4 017	6 907	9 561	10 321
Amortissement	25 621	34 401	70 709	66 429	73 327
Charge de désactualisation	618	756	2 078	1 890	1 937
Frais d'exploration	-	-	5 550	4 538	2 130
(Gain) perte de change	1 039	(33 599)	(37 272)	(2 021)	33 021
Perte de valeur des actifs	-	-	268 944	-	-
Total des frais et charges	251 206	227 244	747 542	520 828	538 100
Bénéfice net (perte nette)	23 613	(21 645)	(330 103)	(82 958)	(129 725)
État des flux de trésorerie					
Flux de trésorerie liés aux activités d'exploitation	44 129 $	27 719 $	(3 739) $	(11 819) $	(69 561) $
Flux de trésorerie liés aux activités d'investissement	(32 301)	(59 853)	(118 366)	(112 897)	(188 436)
Flux de trésorerie liés aux activités de financement	11 066	34 217	121 629	115 430	271 286
Bilan					
Espèces et quasi-espèces	26 421 $		3 527 $	4 003 $	
Total de l'actif	557 400		512 396	733 418	
Total du passif	1 480 659		1 459 310	1 349 984	
Capitaux propres (négatifs)	(923 259)		(946 914)	(616 566)	

INFORMATION FINANCIÈRE CONSOLIDÉE CHOISIE DE ONTZINC

Les tableaux suivants présentent l'information financière consolidée choisie aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 ainsi qu'au 30 juin 2004 et pour les semestres arrêtés aux 30 juin 2004 et 2003. L'information financière consolidée choisie est tirée des états financiers consolidés de la société, à la lumière et sous réserve desquels elle doit être lue, y compris les notes y afférentes, ainsi que du rapport de gestion, paraissant ailleurs dans le présent prospectus. Les états financiers consolidés ont été dressés conformément aux PCGR du Canada.

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
		(non vérifié)	(vérifié)		
	2004	2003	2003	2002	2001
	(non vérifié)	(non vérifié)	(vérifié)	(vérifié)	(vérifié)
		(en milliers de dollars, sauf les montants par action)			
États des résultats					
Produits nets	13 $	- $	8 $	2 $	1 $
Perte nette	2 883	581	5 179	958	2 878
États des flux de trésorerie					
Sorties de fonds liées aux activités d'exploitation	(2 749) $	(569)$	(3 176) $	(961) $	(469) $
Rentrées (sorties) de fonds liées aux activités de financement	7 074	642	8 466	(203)	274
Rentrées (sorties) de fonds liées aux activités d'investissement	(3 348)	1	(3 371)	1 340	181
Par action ordinaire					
Perte de base et diluée [1]	(0,02)$	(0,01)$	(0,05)$	(0,01)$	(0,08)$
Nombre moyen pondéré d'actions ordinaires en circulation (en millions)	187	94	113	68	35
Bilans					
Espèces et quasi-espèces	3 091 $		2 114 $	195 $	
Total de l'actif	15 584		12 455	4 576	
Total du passif	3 502		2 833	1 234	
Capitaux propres	12 082		9 622	3 342	

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour refléter la consolidation prévue. Si la consolidation avait eu lieu le 1er janvier 2001, la perte de base et diluée par action ordinaire aurait été respectivement de • $ et de • $ pour les semestres arrêtés aux 30 juin 2004 et 2003 et respectivement de • $, • $ et • $ pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

Information trimestrielle

Les tableaux suivants présentent l'information financière consolidée choisie pour chacun des dix trimestres les plus récents compris dans la période terminée le 30 juin 2004.

	2004		2003				2002			
	T2	T1	T4	T3	T2	T1	T4	T3	T2	T1
	(en milliers de dollars, sauf le bénéfice par action)									
Pour la période										
Produits nets	7 $	6 $	3 $	5 $	- $	- $	1 $	1 $	- $	- $
Perte nette	(947)	(1 936)	(3 396)	(1 202)	(254)	(327)	(575)	(135)	(153)	(327)
Par action ordinaire										
Perte de base et diluée [1]	(0,01)	(0,01)	(0,03)	(0,01)	(0,01)	(0,00)	(0,01)	(0,00)	(0,01)	(0,00)

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour tenir compte de la consolidation projetée.

RAPPORT DE GESTION DE ONTZINC

Le présent rapport de gestion doit être lu à la lumière des états financiers consolidés et des notes y afférentes paraissant ailleurs dans le présent prospectus. La présente rubrique comprend certains énoncés prospectifs comportant divers risques, incertitudes et d'autres facteurs. Il y a lieu de se reporter à la rubrique « Mise en garde concernant les énoncés prospectifs ». Des événements dont il est question ailleurs dans le présent prospectus ne sont pas mentionnés dans le présent rapport de gestion.

Aperçu

ONTZINC est une société minière dont les principales activités comprennent l'exploration, la mise en valeur et l'exploitation de projets zincifères.

La stratégie de la société consiste à faire l'acquisition d'actifs miniers de grande qualité à une étape avancée de la mise en valeur ou qui en sont à l'étape de la production. La société continue de rechercher des occasions d'acquisitions de propriétés intéressantes dans le domaine des métaux de base.

À l'heure actuelle, la société détient une participation de 100 % dans quatre projets :

- la mine Balmat, une mine de zinc située dans l'État de New York, mine à laquelle la société prévoit redémarrer ses activités au début de 2005;
- la mine Gay's River, une mine de zinc, de plomb et de gypse en Nouvelle-Écosse, au Canada, mine à laquelle la société a l'intention d'entreprendre, au cours des deux prochains exercices, un programme de préproduction;
- le projet dans le sud-ouest de l'Ontario, un projet d'exploration zincifère comprenant des baux miniers couvrant environ 10 500 hectares sur lesquels la société planifie de mener un programme de forage et de tests géophysiques au cours des deux prochains exercices;
- le projet San Antonio, un projet d'exploration zincifère, au Chili, sur lequel la société se propose d'entreprendre un programme de forage afin d'obtenir une évaluation provisoire du potentiel économique du système de porphyre au cours des deux prochains exercices.

Résultats d'exploitation

Comparaison entre le semestre arrêté au 30 juin 2004 et le semestre arrêté au 30 juin 2003

Pour le semestre arrêté au 30 juin 2004, la société a subi une perte de 2 882 607 $ contre 581 010 $ au semestre arrêté au 30 juin 2003.

Pour le semestre arrêté au 30 juin 2004, les honoraires de gestion se sont élevés à 284 000 $ contre néant au cours du semestre correspondant de 2003, en raison de l'embauche de cadres supérieurs à la fin de 2003.

Les honoraires professionnels se sont établis à 255 753 $ pour le semestre arrêté au 30 juin 2004 comparativement à 348 614 $ pour ceux de la période correspondante de 2003. Cette diminution reflète le fait que certains coûts liés aux activités de financement en cours au 30 juin 2004 ont été comptabilisés à titre de frais de financement et de coûts d'acquisition reportés.

Pour le semestre arrêté au 30 juin 2004, les coûts d'entretien et de maintenance des mines se sont élevés à 1 713 573 $ contre (1 090)$ à la période correspondante de 2003, essentiellement en raison des coûts liés à la mine Balmat acquise en septembre 2003.

Les frais généraux et administratifs ont augmenté pour s'établir à 86 054 $ pour le semestre arrêté au 30 juin 2004 par rapport à 17 233 $ pour ceux de la période correspondante de 2003, reflétant l'embauche de cadres supérieurs et l'accroissement des activités d'exploitation et de financement.

Pour le semestre arrêté au 30 juin 2004, les frais de déplacement ont été de 128 390 $ contre 71 099 $ pour ceux de la période correspondante de 2003. Cette hausse est attribuable à la recherche par la société de plusieurs occasions d'acquisitions en 2004.

Un gain de change de 82 557 $ a été inscrit pour le semestre arrêté au 30 juin 2004, essentiellement en raison de la conversion en monnaie canadienne des comptes des états financiers de la filiale américaine de la société, St. Lawrence Zinc Company LLC. Une perte de 102 617 $ a été inscrite au cours de la période correspondante de 2003, principalement en raison des rajustements à la conversion des comptes en devises concernant le projet San Antonio.

La société a émis des débentures convertibles garanties d'un montant en capital de 2,0 millions de dollars en décembre 2003 et des débentures convertibles garanties d'un montant en capital de 600 000 $ en janvier 2004. Ces débentures viennent à échéance le 19 décembre 2005 et portent intérêt au taux annuel de 12 %, payable semestriellement. Des commissions et des frais juridiques de 216 236 $ ont été engagés dans le cadre des placements privés et ils ont été inscrits à titre de frais de financement reportés. Aux fins comptables selon les PCGR canadiens, la société a classé séparément les composantes dette et capitaux propres des débentures : les intérêts de 498 544 $ sur les débentures au premier semestre de 2004 comprennent une charge de désactualisation de 333 044 $ sur la composante dette des débentures. Pour le semestre arrêté au 30 juin 2004, l'amortissement des frais de financement liés à l'émission des débentures s'est établi à 54 059 $.

Comparaison entre l'exercice terminé le 31 décembre 2003 et l'exercice terminé le 31 décembre 2002

En 2003 et en 2002, la société n'a gagné aucun revenu à part des intérêts. La perte de la société s'est accrue de façon importante en 2003, passant de 958 319 $ en 2002 à 5 178 651 $. L'accroissement découle notamment de l'augmentation des frais d'entretien et de maintenance liés à l'acquisition de la mine Balmat, de la hausse des coûts liés à divers projets d'acquisitions, de la dévaluation des débiteurs et de la charge de rémunération en options sur actions.

Pour l'exercice terminé le 31 décembre 2003, les honoraires de gestion se sont élevés à 60 000 $ contre 24 547 $ en 2002. Avant l'embauche de nouveaux cadres supérieurs à la fin de 2003, les hauts dirigeants de la société étaient principalement rémunérés au moyen d'attributions d'options.

Pour l'exercice terminé le 31 décembre 2003, les coûts d'entretien et de maintenance des mines se sont élevés à 1 590 504 $ contre 147 531 $ en 2002, essentiellement en raison des coûts liés à la mine Balmat acquise en septembre 2003. Les frais de 2002 avaient trait à la mine Gay's River.

Les frais liés aux relations avec les investisseurs et l'inscription à la cote se sont élevés à 92 513 $ pour l'exercice terminé le 31 décembre 2002 contre 54 552 $ en 2001, reflétant l'accroissement des activités de la société.

Un gain de change de 206 794 $ a été inscrit pour l'exercice terminé le 31 décembre 2003, essentiellement en raison de la conversion en monnaie canadienne des comptes des états financiers de la filiale américaine de la société, St. Lawrence Zinc Company LLC. Une perte de 4 278 $ a été inscrite en 2002.

Les honoraires professionnels se sont établis à 895 372 $ en 2003 comparativement à 307 725 $ pour ceux de 2002. La hausse reflète plusieurs initiatives visant l'acquisition d'importantes activités d'exploitation de zinc et les frais relatifs aux financements qui ne se sont pas concrétisés. Les frais de déplacements liés à ces initiatives se sont établis à 347 088 $ en 2003. Aucune dépense de cette nature n'a été effectuée en 2002.

En 2003, la société a constitué une provision pour créances douteuses de 711 001 $, reflétant la dévaluation de la somme à recevoir de la vente du projet San Antonio, au Chili, en 2002.

La charge de rémunération en options sur actions de 1 463 000 $ imputée en 2003 reflète l'application de la méthode de comptabilisation à la juste valeur pour les options sur actions octroyées aux salariés et aux consultants au cours de l'exercice. En 2002, toutes les options octroyées ont été capitalisées aux projets d'exploration et de mise en valeur.

Comparaison entre l'exercice terminé le 31 décembre 2002 et l'exercice terminé le 31 décembre 2001

En 2002 et en 2001, la société n'a gagné aucun revenu à part des intérêts. La perte de la société a diminué de façon importante en 2002, passant de 2 878 300 $ en 2001 à 958 319 $. La diminution de la perte découlait partiellement du fléchissement marqué des coûts d'exploration au Chili, reflétant la décision stratégique de la société en 2001 visant à céder le projet San Antonio et à se concentrer sur ses activités au Canada. Les coûts d'exploration au Chili se sont élevés à 233 351 $ en 2002 contre 2 713 672 $ en 2001. En 2001, le projet San Antonio au Chili a été dévalué pour être ramené à sa valeur de réalisation nette estimative.

Les frais d'entretien et de maintenance des mines se sont élevés à 147 531 $ en 2002, reflétant l'acquisition de la mine Gay's River effectuée en mars 2002. Il n'y avait pas de frais de cette nature en 2001.

Les coûts liés aux relations avec les investisseurs et les frais généraux et administratifs ont également augmenté passant de 129 757 $ à 172 507 $ en 2002, reflétant l'accroissement des activités au siège social de la société.

Flux de trésorerie

Comparaison entre le semestre arrêté au 30 juin 2004 et le semestre arrêté au 30 juin 2003

Au 30 juin 2004, les espèces et quasi-espèces ont été de 3 091 381 $ contre 268 462 $ au 30 juin 2003.

Le montant de l'encaisse nécessaire aux fins de l'exploitation s'est établi à 2 748 885 $ au cours du semestre arrêté au 30 juin 2004 comparativement à 569 487 $ pour celui de la période correspondante de 2003.

L'augmentation des besoins de trésorerie reflète la perte d'exploitation plus importante pour la période, perte attribuable essentiellement aux hausses des honoraires de gestion, des frais d'entretien et de maintenance à la mine, des frais généraux et administratifs et des intérêts sur les débentures.

Les activités de financement ont généré un montant de 7 074 304 $ au premier semestre de 2004 contre 641 543 $ au cours de l'exercice précédent.

Au cours du semestre arrêté au 30 juin 2004, les sorties de fonds liées aux activités d'investissement se sont élevées à 3 347 773 $ par rapport à des rentrées de fonds de 1 255 $ au cours de la période correspondante de l'exercice précédent. En 2004, l'investissement dans des propriétés minières s'est établi à 2 898 256 $, incluant un montant de 2,0 millions de dollars versé à Pasminco pour le règlement du prix d'achat au comptant définitif en cours à l'égard de la mine Gay's River. L'investissement dans les propriétés minières comprend également les coûts du programme de forage d'exploration à la mine Balmat et les frais pour maintenir les droits d'exploration à d'autres propriétés. Les dépôts liés à l'environnement versés à des organismes gouvernementaux se sont élevés à 328 900 $ en 2004. La société a satisfait à toutes les exigences à cet égard et aucun paiement supplémentaire n'est nécessaire à l'heure actuelle.

Comparaison entre l'exercice terminé le 31 décembre 2003 et l'exercice terminé le 31 décembre 2002

Au 31 décembre 2003, les espèces et quasi-espèces de la société se sont élevées à 2 113 735 $ contre 195 181 $ au 31 décembre 2002.

Le montant de l'encaisse nécessaire pour les activités d'exploitation en 2003 était de 3 176 431 $ comparativement à 960 524 $ pour celui de l'exercice précédent. L'augmentation des coûts d'exploitation a découlé de la hausse des coûts d'entretien et de maintenance aux mines, des honoraires professionnels et des coûts de déplacement.

En 2003, la société a recueilli 8 466 029 $ au moyen des activités de financement. En revanche, ses besoins de trésorerie s'étaient élevés à 203 286 $ en 2002. En 2003, elle a mené à terme plusieurs placements privés de titres pour un produit net totalisant 8 636 872 $. La société n'a mené à terme aucun financement en 2002.

En 2003, les activités d'investissement ont nécessité des sorties de fonds de 3 371 044 $. En 2002, elles ont généré des rentrées de fonds de 1 340 161 $. En 2003, les principaux éléments se composaient des coûts de 1 576 655 $ liés à l'acquisition de la mine Balmat et des dépôts liés à l'environnement effectués auprès d'organismes gouvernementaux à l'égard des propriétés minières de Balmat et de Gay's River totalisant 1 588 129 $. En 2002, le

produit reçu à l'égard de propriétés minières de 946 778 $ comprenait la vente d'actifs du projet San Antonio de 1 200 360 $ et les coûts de 253 582 $ à la mine Gay's River et au projet dans le sud-ouest de l'Ontario.

Comparaison entre l'exercice terminé le 31 décembre 2002 et l'exercice terminé le 31 décembre 2001

Au 31 décembre 2002, les espèces et quasi-espèces de la société s'élevaient à 195 181 $ contre 18 830 $ au 31 décembre 2001.

En 2002, les sorties de fonds liées aux activités d'exploitation se sont élevées à 960 524 $ contre 468 816 $ à l'exercice précédent. Les honoraires professionnels ont augmenté pour s'établir à 307 725 $ en 2002 contre 81 330 $ en 2001, essentiellement en raison des activités de fusion et d'acquisition entreprises en 2002 à l'égard de la mine Gay's River et du projet dans le sud-ouest de l'Ontario. Les frais d'entretien et de maintenance à la mine ont augmenté pour s'établir à 147 531 $ en 2002 contre néant en 2001, reflétant l'acquisition de la mine Gay's River.

La société n'a mené aucune activité de financement importante en 2002 et en 2001. Elle a financé ses activités principalement au moyen du produit de la vente de propriétés minières.

En 2002, les activités d'investissement ont généré des rentrées de fonds de 1 340 161 $ contre 181 309 $ en 2001.

Liquidités

À l'heure actuelle, la société n'a pas de flux de trésorerie liés à l'exploitation. Les revenus se limitent aux intérêts gagnés sur les espèces et quasi-espèces. La capacité de la société à respecter ses obligations et à poursuivre ses activités est fonction de sa capacité à trouver et à mener à terme des financements futurs complets. En 2003, les émissions d'actions ont donné lieu à un produit net d'environ 8,6 millions de dollars lors de l'émission d'environ 81,2 millions d'actions.

Une tranche d'environ 925 000 $ de l'encaisse détenue par la société au 30 juin 2004 est destinée aux activités de forage d'exploration au cours du deuxième semestre de 2004 à la mine Gay's River et au projet dans le sud-ouest de l'Ontario, aux termes d'une émission d'actions accréditives en décembre 2003.

Au 30 juin 2004, la société avait 203 104 679 actions en circulation. Les éléments dilutifs, notamment les bons de souscription, les options et les débentures convertibles, pourraient donner lieu à l'émission d'un nombre supplémentaire de 118 320 712 actions ordinaires.

La société a conclu avec RMB Resources Limited (« RMB ») une convention de mandataire aux termes de laquelle RMB entreprend un programme de travaux et à obtenir une facilité d'emprunt pour St. Lawrence Zinc Company LLP, d'un montant maximal de 10 millions de dollars US avec un membre de First Rand Group (le « prêteur »). Cette facilité d'emprunt a pour but de financer partiellement les frais de remise en valeur et de démarrage à la mine Balmat. Ce financement est assujetti à de nombreuses modalités dont l'approbation du comité de crédit du prêteur.

Le 30 septembre 2004, la société a mené à terme un placement privé, annoncé à l'origine le 24 août 2004, pour un produit brut de 1 726 000 $ au moyen de la vente de 34 520 000 unités, au prix de 0,05 $ l'unité. Chacune de ces unités est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acquérir une action ordinaire pendant une période de deux ans à partir de la date d'émission, au prix de 0,06 $ par action. Les titres émis aux termes du placement privé sont assujettis à une période de détention de quatre mois. Le courtier de ce placement a reçu à titre de paiement des honoraires de 117 280 $ et 3 452 000 bons de souscription de courtiers. Les bons de souscription de courtiers peuvent être exercés au prix d'émission de 0,05 $ l'unité, pendant une période de deux ans à partir de la date de clôture. En outre, le courtier s'est vu octroyer une option d'attribution excédentaire lui permettant d'acquérir jusqu'à 15 % du nombre d'unités émises à la clôture, au prix d'émission du placement, pendant une période de soixante jours à partir de la date de clôture. Dans le cadre du placement privé des unités de ONTZINC mené à terme le 30 septembre 2004, Northern Securities Inc., principal mandataire à l'égard de ce financement, détient une option d'attribution excédentaire visant l'acquisition d'un nombre maximal de 5 178 000 unités au prix d'émission de 0,09 $ l'unité, en tout temps, avant le 30 novembre 2004. Chacune de ces unités est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier peut être exercé contre une action ordinaire au prix de 0,12 $, pendant une période de deux ans à partir de la date d'émission. Le mandataire a le droit de recevoir des bons de souscription de courtiers lui donnant droit d'acheter le nombre d'unités équivalant à 10 % des unités vendues aux termes de l'option d'attribution excédentaire, au prix de 0,09 $ l'unité. La société croit

que le mandataire exercera cette option d'attribution excédentaire.

Opérations entre apparentés

Opérations récentes

M. Peebles, président du conseil et chef de la direction de la société, a acheté 10 millions d'unités de la société aux termes d'un placement privé mené à terme le 30 septembre 2004, au prix de 0,05 $ l'unité. Chaque unité se composait de une action ordinaire et de un demi-bon de souscription d'une action ordinaire. Chaque bon de souscription entier donne à son porteur le droit d'acquérir une action ordinaire au prix de 0,06 $ l'action ordinaire, en tout temps, avant le 30 septembre 2006.

Semestre arrêté au 30 juin 2004

Au cours du semestre arrêté au 30 juin 2004, la société a engagé des coûts totalisant 329 940 $ pour des services juridiques fournis par deux cabinets d'avocats auquel un haut dirigeant et un administrateur étaient associés. La société planifie de continuer à retenir les services de ces cabinets à titre de conseillers juridiques.

Exercice terminé le 31 décembre 2003

En 2003, la société a engagé des coûts totalisant 428 000 $ pour des services juridiques. Deux des administrateurs de la société étaient des associés de deux cabinets d'avocats qui ont fourni ces services.

Dans le cadre de l'acquisition de la mine Balmat par la société, cette dernière a eu besoin du soutien financier d'une personne qui était alors administrateur et dirigeant. Cet ancien administrateur et dirigeant a fourni à la société un soutien financier sous forme de prêt garanti par les actions de la filiale de la société qui faisait l'acquisition de la mine Balmat. Les frais de financement versés à cet administrateur et dirigeant se sont élevés à 1,0 million de dollars US. Les prêts, ainsi que les frais de financement, ont été remboursés à partir du produit de financements subséquents et la garantie sur les actions de la filiale a été annulée.

En 2003, la société a converti une dette d'un montant de 362 724 $ à rembourser à des sociétés apparentées en 3 022 691 actions ordinaires.

Exercices terminés les 31 décembre 2002 et 2001

En 2002 et 2001, la société a payé des frais généraux et administratifs s'élevant respectivement à 24 547 $ et à 42 000 $, demandés par une société contrôlée par l'un des dirigeants de la société.

Engagements et obligations contractuelles

En raison d'une convention d'actions accréditives conclue à la fin de 2003, la société est tenue de consacrer 1,0 million de dollars à des frais d'exploration admissibles au Canada, tels qu'ils sont définis dans la *Loi de l'impôt sur le revenu*, avant le 31 décembre 2004. La société prévoit respecter ces engagements par le biais d'activités d'exploration à la mine Gay's River et au projet dans le sud-ouest de l'Ontario.

Tel qu'il est indiqué ci-après, au 30 juin 2004, la société avait des obligations contractuelles au comptant d'environ 1 217 000 $.

Obligations contractuelles au comptant

	Total	Moins de un an	De 1 à 3 ans
Contrats de location-exploitation	217 000 $	87 000 $	130 000 $
Frais d'exploration devant être engagés au Canada	1 000 000	1 000 000	-
Total	1 217 000 $	1 087 000 $	130 000 $

La société n'a mené aucune opération hors bilan.

Coûts d'exploration et de mise en valeur capitalisés

	Projet San Antonio	Projet dans le sud-ouest de l'Ontario	Mine Gay's River	Mine Balmat	Total
Exercice terminé le 31 décembre 2002	- $	213 081$	40 501 $	-$	253 582 $
Exercice terminé le 31 décembre 2003	-	208 981	67 485	-	276 466
Semestre arrêté au 30 juin 2004	121 549	138 947	151 516	486 244	898 256

La société reporte tous les frais de mise en valeur et d'exploration ayant trait à des propriétés précises jusqu'à ce que ces propriétés en soient à l'étape de la production. Aucune propriété de la société n'a commencé des activités de production au cours de la période à l'étude.

Opération projetée

La société prévoit que l'acquisition projetée et les financements par capitaux propres et par emprunts connexes auront pour effet de modifier sa situation financière et de la placer parmi les importants producteurs de zinc et de cuivre de l'industrie des métaux de base à l'échelle mondiale.

Dans le cadre de l'acquisition, la société a reçu une feuille de modalités de prêt indicatif à l'égard d'une marge de crédit d'exploitation d'un montant de 50 millions de dollars devant être garantie par les débiteurs et les stocks. La société a l'intention de négocier avec la province du Manitoba la prolongation de l'emprunt existant accordé à HBMS. L'emprunt existant est remboursable ainsi qu'une prime au moment du changement de contrôle de HBMS. Si la société n'est pas en mesure de renégocier cet emprunt, le montant en capital en cours aux termes de cet emprunt sera remboursé avant que l'acquisition ne soit menée à terme. Il y a lieu de se reporter à la rubrique « Structure du capital ».

HMBS a en place des contrats d'instruments dérivés dont Anglo American plc est la contrepartie. La société a l'intention de maintenir ces contrats en place.

La société est d'avis que son encaisse et ses placements à court terme, que ses flux de trésorerie liés à l'exploitation, ainsi que les emprunts disponibles aux termes de sa marge de crédit d'exploitation, seront suffisants pour financer ses activités d'exploitation et ses engagements pour le reste de l'exercice 2004 et pour l'exercice 2005, y compris l'exercice de son option visant l'acquisition de la raffinerie White Pine et la mise en production de la mine Balmat. Cependant, le montant réel des flux de trésorerie et des engagements futurs est assujetti à de nombreux risques et incertitudes et, par conséquent, ce montant pourrait être différent du montant projeté par la société. Ainsi, la société ne donne aucune assurance à l'effet que ses sources de liquidités seront suffisantes pour lui permettre de respecter ses engagements. Il y a lieu de se reporter à la rubrique « Facteurs de risque – Risques liés à notre entreprise ».

Conventions comptables critiques

Pour dresser les états financiers selon les principes comptables généralement reconnus du Canada, la société doit faire des estimations et poser des jugements ayant une incidence sur les montants déclarés des actifs, des passifs, des produits et des charges. La société évalue régulièrement les estimations, y compris les obligations liées à la mise hors service d'immobilisations, les provisions pour moins-value des impôts futurs et l'évaluation des options, des bons de souscription et de la composante capitaux propres des débentures convertibles.

Obligations liées à la mise hors service d'immobilisations

La comptabilisation des obligations liées à la mise hors service d'immobilisations englobe la comptabilisation des obligations légales liées à la mise hors service d'actifs corporels à long terme qui découlent de l'acquisition, de la construction ou de la mise en valeur et (ou) de l'exploitation normale d'un actif à long terme. La mise hors service d'un actif à long terme constitue un retrait autre que temporaire, incluant sa vente, son abandon, son recyclage ou sa cession de quelque manière qui ne soit pas temporaire.

La société comptabilise les obligations liées à la mise hors service d'immobilisations à titre de passif lorsqu'il existe une obligation légale à l'égard de leur sortie, l'obligation étant calculée à l'origine à la juste valeur. Ces obligations sont désactualisées à leur pleine valeur au fil du temps au moyen d'imputations aux résultats. En outre, l'équivalent du coût de la mise hors service d'une immobilisation au passif est capitalisé avec la valeur comptable de l'actif connexe et il est par la suite amorti sur la durée de vie utile de l'actif. Un passif pour l'obligation liée à la mise hors service d'immobilisations est engagé sur plus d'une période lorsque des événements qui créent l'obligation ont lieu sur plus d'une période. Par exemple, si une installation est fermée de façon permanente mais que le plan de fermeture soit élaboré sur plus d'une période, le coût de la fermeture de l'installation est passé en charges sur les périodes au cours desquelles le plan de fermeture est mené à terme. Tout passif additionnel engagé au cours d'une période subséquente est considéré comme un ajout au passif initial. Chaque ajout est d'abord mesuré à sa juste valeur. Tel qu'il est requis, un ajout distinct est mesuré et constaté et comptabilisé prospectivement. Les obligations liées à la mise hors service d'immobilisations de la société se composent essentiellement des coûts liés aux activités de remise en état et de fermeture des mines.

Les activités de la société ont été touchées à l'occasion et ce, à divers degrés, par des modifications apportées aux lois et règlements en matière d'environnement et elles pourraient l'être dans l'avenir. Ces changements incluent les coûts des obligations liées à la mise hors service d'immobilisations. La probabilité des modifications apportées aux lois et aux règlements et de leur incidence globale sur la société varient grandement d'un pays à l'autre et ces modifications sont imprévisibles. La politique de la société consiste à respecter, sinon à dépasser, les normes environnementales établies par les lois pertinentes, par l'application de mesures éprouvées et viables sur le plan économique.

Pour les questions d'ordre environnemental qui pourraient ne pas nécessiter la mise hors service d'une immobilisation, lorsque la société est une partie responsable, qu'elle a établi qu'une obligation existe et que les montants peuvent être quantifiés et déterminés, la société inscrira une charge pour l'obligation estimative. Afin de déterminer s'il existe ou non une obligation à l'égard de ces questions environnementales, la société appliquera le critère de la constatation du passif en vertu des normes comptables applicables.

Impôts sur les bénéfices et sur les mines

Les impôts sur les bénéfices et les impôts miniers comprennent la provision (le dégrèvement) pour les impôts réellement payés ou à payer (reçus ou à recevoir) et les impôts futurs. Les impôts futurs et les impôts miniers sont calculés selon la méthode axée sur le bilan aux termes de laquelle les actifs et les passifs d'impôts futurs et d'impôts miniers sont constatés pour tenir compte des incidences fiscales futures prévues attribuables aux écarts temporaires entre l'assiette fiscale des actifs et des passifs et des montants déclarés dans les états financiers. Les actifs et les passifs d'impôts futurs et d'impôts miniers sont calculés à l'aide des taux de change courants et des taux d'imposition en vigueur lorsqu'il est prévu que les écarts temporaires seront contrepassés. L'incidence d'un changement dans les taux d'imposition sur les actifs et les passifs d'impôts futurs et d'impôts miniers est constatée aux résultats de la période pendant laquelle ce changement est pratiquement en vigueur. La provision ou le dégrèvement pour les impôts futurs et les impôts miniers est fondé sur les variations des actifs et des passifs des impôts futurs et des impôts miniers au cours de la période. Lors de l'estimation des actifs d'impôts futurs et d'impôts miniers, une provision pour moins-value est établie pour réduire les actifs d'impôts futurs et les ramener à un montant qu'il est plus probable qu'improbable qu'il se réalise.

Perte de valeur

Lorsque la valeur comptable nette d'un élément ou d'un groupe d'éléments d'immobilisations corporelles, déduction faite de la provision connexe pour les coûts ayant trait aux obligations liées à la mise hors service d'immobilisations et des impôts futurs et des impôts miniers, excède les flux de trésorerie nets futurs estimatifs non actualisés (incluant les paiements requis pour respecter les obligations liées à la mise hors service d'immobilisations) ainsi que la valeur résiduelle, l'excédent de la valeur comptable sur la juste valeur est alors imputé aux résultats. Pour estimer les flux de trésorerie nets futurs, les actifs sont regroupés au niveau le moins élevé pour lequel il y a des flux de trésorerie identifiables qui sont largement indépendants des flux de trésorerie des autres groupes d'actifs, en tenant compte des mouvements des produits intermédiaires afin d'assurer l'utilisation de la capacité disponible pour les activités d'exploitation de la société. En général, tous les actifs d'une activité d'exploitation donnée servent à générer des flux de trésorerie. L'estimation des flux de trésorerie futurs est assujettie à des risques et à des incertitudes.

La société revoit régulièrement ses investissements comptabilisés selon la méthode à la valeur de consolidation pour déterminer s'il y a eu perte de valeur (mesurée en fonction des flux de trésorerie futurs actualisés) qui les ramènerait sous la valeur comptable et si cette perte est permanente.

Modifications comptables

En date du 1er janvier 2004, la société a adopté rétroactivement les recommandations du chapitre 3110 du *Manuel de l'Institut Canadien des Comptables Agréés* (« l'ICCA »), « Obligations liées à la mise hors service d'immobilisations », (le « chapitre 3110 »). Les dispositions de ce chapitre s'appliquent aux obligations juridiques liées à la mise hors service d'actifs à long terme découlant de l'acquisition, de la construction, de la mise en valeur et (ou) de l'exploitation normale des actifs à long terme.

Selon ces recommandations, la juste valeur d'une obligation liée à la mise hors service d'immobilisations doit être inscrite au cours de la période pendant laquelle elle est engagée. Initialement, lorsque l'obligation est inscrite, le coût est capitalisé en augmentant la valeur comptable de l'actif à long terme connexe. Au moment du règlement de l'obligation, un gain ou une perte est inscrit. Cette méthode est différente de celle utilisée auparavant alors que l'obligation estimative liée aux frais de remise en état et de fermeture était comptabilisée et imputée aux résultats sur la durée utile de la mine.

En raison de l'adoption des dispositions du chapitre 3110, les soldes suivants paraissant aux états financiers ont été retraités comme suit :

Bilans consolidés

	31 décembre 2003			31 décembre 2002		
	Solde déjà déclaré	Variation	Solde retraité	Solde déjà déclaré	Variation	Solde retraité
Actif						
Propriétés minières et frais d'exploration reportés	5 186 629 $	724 598 $	5 911 227 $	3 333 508 $	237 632 $	3 571 140 $
Passif						
Obligation liée à la mise hors service d'immobilisations	–	768 657	768 657	–	247 533	247 533
Déficit	19 051 973 $	44 059 $	19 096 032 $	13 907 480 $	9 901 $	13 917 381 $

États consolidés des résultats et du déficit

	Exercice terminé le 31 décembre 2003			Exercice terminé le 31 décembre 2002		
	solde déjà déclaré	variation	solde retraité	solde déjà déclaré	variation	solde retraité
Charge de désactualisation	– $	34 158 $	34 158 $	– $	9 901 $	9 901 $
Perte de la période	5 144 493	34 158	5 178 651	948 418	9 901	958 319

Principes comptables généralement reconnus

Le 1er janvier 2004, la société a adopté les dispositions du chapitre 1100 du *Manuel de l'ICCA*, « Principes comptables généralement reconnus », chapitre qui décrit ce que sont les PCGR canadiens et leurs sources. L'adoption des dispositions de ce chapitre n'a pas eu d'incidence importante sur les résultats d'exploitation ni sur la situation financière de la société.

Relations de couverture

Le 1er janvier 2004, la société a adopté la nouvelle note d'orientation en comptabilité publiée par l'ICCA portant sur les relations de couverture et donnant des indications générales quant à la documentation et aux tests sur l'efficacité des contrats d'instruments dérivés. Étant donné que la société n'a pas eu recours à des instruments financiers dérivés au cours du semestre arrêté au 30 juin 2004, l'adoption de cette note d'orientation n'a pas eu de répercussions sur ses résultats financiers ni sur sa situation financière.

Instruments financiers

Certains des actifs et passifs de la société constituent des instruments financiers. Les hypothèses servant à estimer leur juste valeur sont les suivantes : la valeur comptable pour l'encaisse, les débiteurs, les créditeurs et les charges à payer; le prix du marché pour des émissions similaires à celles de la société, le cas échéant, autrement, la valeur comptable est utilisée pour les débentures convertibles. La société n'a pas inscrit de gain ni de perte à l'égard de ces instruments.

RAPPORT DE GESTION DE LA SOCIÉTÉ MÈRE DE CMMB

Le présent rapport de gestion devrait être lu parallèlement aux états financiers consolidés de la société mère de CMMB et aux notes complémentaires s'y rapportant qui figurent ailleurs dans le présent prospectus. Tous les montants sont en dollars canadiens, à moins d'indication contraire. Le présent document contient certains énoncés prospectifs qui comportent divers risques et incertitudes et autres facteurs. Se reporter à la rubrique « Mise en garde relative aux énoncés prospectifs ».

Aperçu

Nature des activités

Par l'entremise de sa filiale en propriété exclusive, CMMB, la société mère de CMMB effectue des travaux d'exploration, de mise en valeur, d'extraction et de traitement de métaux communs et s'efforce continuellement de réduire ses coûts, d'améliorer la sécurité et d'accroître son efficacité en matière de respect de l'environnement. Dans ce rapport de gestion, les références à la société mère de CMMB englobent, le cas échéant, CMMB.

La société mère de CMMB entreprend des activités d'exploration et de mise en valeur, essentiellement à l'intérieur des voies de transport économiques de son complexe de traitement des métaux à Flin Flon, au Manitoba (Canada). Les installations de production de la société mère de CMMB sont constituées de quatre mines en exploitation, de deux usines de concentration et d'installations métallurgiques, à savoir une usine d'élaboration du zinc et une fonderie de cuivre pour l'extraction du zinc et du cuivre avec sous-produits d'or et d'argent. Les mines Trout Lake, Konuto et 777/Callinan sont situées dans la région de Flin Flon, et le minerai de ces mines est traité à l'usine de concentration de Flin Flon. La mine et l'usine de concentration de Chisel North sont situées dans la région de Snow Lake. La mine et l'usine de concentration de Ruttan, à Leaf Rapids, ont été fermées au milieu de 2002 car

elles n'étaient plus rentables. Une division opérationnelle de la société mère de CMMB dans le secteur d'aval, Zochem, consomme en moyenne de 25 % à 30 % de la production de zinc de la société mère de CMMB afin de produire de l'oxyde de zinc.

Entre 1998 et 2004, la société mère de CMMB a investi environ 435 M$ dans le projet 777, c'est-à-dire pour la construction de la nouvelle mine 777 à Flin Flon, la mise en valeur de la mine Chisel North près de Snow Lake, l'accroissement de la capacité de l'usine de concentration de Flin Flon, qui a été portée de 1,81 million à 2,18 millions de tonnes par année, et l'expansion de l'usine d'élaboration de zinc de Flin Flon, notamment la construction d'une salle des cuves électrolytiques de pointe. La capacité de cette salle permettra d'absorber une production annuelle de 115 000 tonnes de zinc moulé.

Par ailleurs, en 1998, dans le but notamment d'appuyer la réalisation du projet 777, la société mère de CMMB a conclu un accord modificateur concernant certaines de ses conventions collectives en place, lequel interdit les grèves et les lock-out jusqu'en 2012 et prévoit le recours à l'arbitrage exécutoire dans les cas où il n'est pas possible de parvenir à des règlements contractuels négociés. À la fin de 2003, la société mère de CMMB a restructuré ses activités administratives et les activités connexes en élaborant des systèmes de travail basés sur le concept de services partagés. Ainsi, des groupes fonctionnels distincts, par exemple celui du génie, de l'entretien et du contrôle des pertes, ont été réunis afin d'optimiser l'utilisation des compétences et l'efficience du personnel. Cette mesure a permis de supprimer 120 postes de façon permanente et de simplifier la structure de la société.

Le projet 777, l'accord modificateur, la fermeture de la mine Ruttan et la restructuration de 2003 ont permis de réduire l'effectif, d'accroître la productivité du personnel, de réduire les frais d'exploitation et d'accroître la teneur en zinc et en cuivre.

La société mère de CMMB s'efforce d'exploiter l'usine d'élaboration du zinc et la fonderie de cuivre à pleine capacité en tout temps. Les concentrés achetés servent à combler la capacité excédentaire des usines, lorsque la capacité de ces usines n'est pas entièrement utilisée pour la production des mines nationales. À ce titre, les besoins de concentrés achetés sont déterminés en fonction de la capacité de l'usine et de sa production aux mines de la société. Pour la période allant du 1er janvier 2001 au 30 juin 2004, 56 % de la production de cuivre provenait des mines détenues par la société, alors que le reste, soit 44 %, provenait de concentrés achetés. Pour la même période, les mines de la société ont contribué à hauteur de 88 % de la production totale de zinc, tandis que seulement 12 % de la production de zinc ont tiré leur source de concentrés achetés. La contribution au bénéfice réalisé à partir du traitement des concentrés achetés dépend des frais relatifs au traitement et à l'affinage, tels qu'ils sont définis dans la convention d'achat, ainsi qu'aux frais de transport (déduction faite de tout crédit du fournisseur) des concentrés à Flin Flon. Les frais relatifs au traitement et à l'affinage sont établis par le marché sur la base de l'offre et la demande de concentrés. Les crédits liés au transport sont généralement établis à parité avec les frais exigés pour le transport vers un port principal mondial. Les fluctuations des frais relatifs au traitement et à l'affinage et des frais de transport maritime peuvent avoir une incidence sur la disponibilité des concentrés achetés pour la société mère de CMMB. De plus, les changements opérationnels aux mines des fournisseurs de concentrés peuvent aussi avoir une incidence sur la disponibilité des concentrés achetés.

Les volumes des ventes de métaux pour toute période donnée sont, par conséquent, touchés par le volume et la teneur du minerai extrait, le niveau de récupération des métaux par l'usine de concentration et la teneur des concentrés achetés. Pour la période allant de 2001 à 2003, le volume total de minerai extrait a fléchi et la teneur du minerai traité s'est améliorée principalement en raison de la fermeture, vers le milieu de 2002, de la mine Ruttan qui affichait un volume élevé de minerais mais dont la teneur en métaux était faible. Au premier semestre de 2004, les teneurs en zinc et en cuivre se sont encore améliorées alors que la nouvelle mine 777/Callinan commençait sa production commerciale.

La société mère de CMMB vend la presque totalité de ses anodes de cuivre, de son zinc moulé et de son oxyde de zinc à la société de commercialisation CMM, qu'elle détient de façon indirecte à hauteur de 50 % dans le cadre d'une coentreprise. CMM passe des contrats avec l'affinerie de cuivre White Pine et d'autres tiers en vue d'affiner des anodes de cuivre pour en faire des cathodes répondant aux normes du marché et, en même temps, d'extraire les métaux précieux contenus dans ces anodes. Les cathodes de cuivre et les métaux précieux sont vendus au prix du marché. CMM vend les lingots et les blocs de zinc et l'oxyde de zinc aux clients de l'est du Canada et des États-Unis. Ce processus génère habituellement moins de 10 % des produits de la société mère de CMMB.

Les résultats financiers de Considar Metal Marketing S.A. (« CMMSA »), une coentreprise dans laquelle CMMB détient une participation de 50 %, sont consolidés en proportion dans les états financiers de la société mère de CMMB. CMMSA possède la totalité des actions de CMM.

La société mère de CMMB nécessite l'utilisation d'installations et de technologies spécialisées et compte sur ces installations pour maintenir ses niveaux de production. La société mère de CMMB est hautement intégrée et, à ce titre, elle n'affecte aucune ressource aux centres de profit ni ne fait état d'installations individuelles comme étant des centres de profit.

Principaux facteurs ayant une incidence sur les activités

Les principaux facteurs ayant une incidence sur les résultats d'exploitation et la situation financière de la société mère de CMMB sont les prix du zinc et du cuivre, le taux de change du dollar américain par rapport au dollar canadien, le volume et la teneur de minerai, les récupérations des usines de concentration, les frais relatifs au traitement et à l'affinage de concentrés achetés, les frais d'expédition, le prix du mazout lourd, les frais d'électricité ainsi que la disponibilité de la main-d'œuvre et les salaires.

Les achats de concentrés peuvent varier énormément d'une année à l'autre en raison essentiellement de la production des mines de CMMB et, dans une moindre mesure, des frais relatifs au traitement et à l'affinage exigés sur le marché des concentrés. Ces frais, ainsi que les coûts de transport des concentrés, ont une incidence directe sur la rentabilité du traitement des concentrés achetés. Étant donné que l'apport réalisé à partir de concentrés internes est considérablement plus grand que l'apport réalisé à partir de concentrés achetés, CMMB cherche à maximiser le volume et la teneur en minerai de ses propres mines. Toutefois, la possibilité de modifier les plans de mines dans un court délai est restreinte. Ainsi, les récupérations des usines de concentration constituent un point primordial puisque le métal non récupéré par l'usine de concentration sera, en général, remplacé par du matériel acheté moins rentable.

Même si les ventes de cuivre, en général, représentent une part plus élevée du total des produits que les ventes de zinc, les produits (et le bénéfice) sont plus sensibles aux fluctuations du prix du zinc en raison de la plus grande part de la production de zinc métallique provenant de concentrés internes. Le taux de change du dollar américain par rapport au dollar canadien est très important pour la société mère de CMMB car le métal est vendu en dollars américains alors qu'une grande partie des coûts, à l'exception des achats de concentré et de l'affinage, sont effectués en dollars canadiens.

Les fluctuations du prix du mazout lourd, malgré leur incidence perceptible sur les coûts de fonderie, ont peu d'incidence sur l'ensemble des coûts de la société mère de CMMB en comparaison des fluctuations similaires pour le prix des métaux ou le taux de change. Les frais d'électricité sont engagés principalement pour la salle des cuves électrolytiques. Sur une base unitaire, les frais d'électricité sont demeurés inchangés pendant plusieurs années avant 2004, une hausse approximative de 5 % ayant été approuvée en 2004, et une autre augmentation de 5 % étant prévue en 2005. Les salaires sont demeurés généralement stables au cours des dernières années et cette tendance devrait se maintenir dans un proche avenir en vertu des conditions de la convention collective.

Résultats d'exploitation

Le tableau ci-dessous présente les données sur les ventes et les prix réalisés pour les périodes indiquées :

Ventes		**Premier semestre de 2004**	**Premier semestre de 2003**	**Exercice complet de 2003**	**Exercice complet de 2002**	**Exercice complet de 2001**
Zinc	en tonnes	54 539	62 075	118 589	105 192	87 948
Cuivre	en tonnes	39 766	42 522	80 480	83 452	79 165
Or	en onces	34 837	32 214	57 636	59 319	68 972
Argent	en onces	507 823	566 477	1 035 553	1 233 602	1 207 879
Zinc (incluant les ventes à Zochem)	(en k$)	77 704	71 751	140 653	131 945	122 578
Moins les ventes à Zochem		(19 813)	(19 812)	(35 870)	(28 972)	(29 010)
Ventes d'oxyde de zinc de Zochem		27 614	24 186	46 111	46 414	55 442
Cuivre		153 537	103 061	213 135	211 484	192 871
Or		17 311	14 616	27 288	28 874	31 557
Argent		4 405	3 600	7 003	8 994	8 304
Cadmium et autres		52	8	40	56	60
Total des ventes de la société mère de CMMB avant ajustement		260 810	197 410	398 360	398 795	381 802
Ajustement au total consolidé de CMMSA		11 292	8 766	19 554	37 297	8 787
Total consolidé des ventes de la société mère de CMMB	(en k$)	272 102	206 176	417 914	436 092	390 589
Prix bruts des métaux réalisés :						
Zinc	$ US la livre	0,48	0,36	0,38	0,36	0,41
Cuivre	$ US la livre	1,34	0,76	0,86	0,73	0,71
Or	$ US l'once	383,08	316,94	339,22	309,97	295,35
Argent	$ US l'once	6,63	4,37	4,83	4,64	4,44
Moyenne du taux de change pour la période	$/$ US	1,3387	1,4541	1,4010	1,5709	1,5491

Semestre terminé le 30 juin 2004 en comparaison du semestre terminé le 30 juin 2003

Produits

Au semestre terminé le 30 juin 2004, les produits se sont établis à 274,9 M$ par rapport à 206,3 M$ pour le semestre terminé le 30 juin 2003, représentant une hausse de 68,6 M$, ou 33,3 %. Les prix des métaux ont constitué le plus important facteur unique ayant eu une incidence sur les ventes au premier semestre de 2004. Les prix du cuivre réalisés ont augmenté, passant de 0,76 $ US la livre au premier semestre de 2003 à 1,34 $ US la livre au premier semestre de 2004, comme ceux du zinc qui sont passés de 0,36 $ US la livre au premier semestre de 2003 à 0,48 $ US la livre au premier semestre de 2004. L'incidence de ces hausses de prix a été partiellement contrebalancée par une baisse du dollar américain par rapport au dollar canadien et par une baisse des niveaux de production. Les ventes totales des métaux au semestre terminé au 30 juin 2004 s'établissaient à 54 539 tonnes de zinc et à 39 766 tonnes de cuivre en comparaison de 62 075 tonnes de zinc et de 42 522 tonnes de cuivre au semestre terminé le 30 juin 2003, ou des baisses de 12,1 % et de 6,5 %, respectivement. Les ventes de zinc en 2003 se sont accrues d'environ 4 000 tonnes de cathodes de zinc vendues à partir des stocks. Un ratio en teneur de minerai de cuivre et de zinc exceptionnellement élevé au cours du premier semestre de 2004 a exercé une influence négative sur les rendements de zinc à l'usine de concentration de Flin Flon et a donné lieu à de plus faibles taux de production de zinc métallique par rapport à 2003. La production de cuivre durant le premier semestre de 2004 a aussi été touchée par l'achat de charges de concentrés à plus faible teneur au cours du premier semestre de 2004.

Frais d'exploitation

Au semestre terminé le 30 juin 2004, les frais d'exploitation se sont établis à 219,7 M$ par rapport à 221,7 M$ pour le semestre terminé le 30 juin 2003, représentant une baisse de 2,0 M$, ou 0,9 %. En excluant les concentrés achetés, les frais d'exploitation au premier semestre de 2004 s'établissaient à 152,4 M$ par rapport à 167,4 M$ pour le premier semestre de 2003. Les incidences du programme de restructuration qui s'est terminé vers la fin de 2003 sont comprises dans la baisse des coûts de 2004. Une réduction des stocks d'ouverture qui a augmenté le volume et le coût des marchandises vendues a contribué à une augmentation des coûts en 2003. Les achats de concentrés se sont établis à 67,3 M$ au premier semestre de 2004 par rapport à 54,3 M$ pour la même période en 2003, reflétant une hausse du prix des métaux qui a amplement contrebalancé les volumes qui s'établissaient approximativement à 12 % de moins au premier semestre de 2004. Des concentrés minimes de zinc ont été achetés au premier semestre de 2004 en raison de la hausse de la production de concentrés des mines de CMMB et des usines de concentration. Au cours du premier semestre de 2004, les frais d'électricité à l'unité sont demeurés inchangés par rapport à la même période en 2003. Les coûts du mazout lourd se sont chiffrés à 0,9 M$ de moins au cours du premier semestre de 2004 en raison d'une réduction du prix de 11 % par rapport à une moyenne de 0,269 $ le litre pour le premier semestre de 2003 par rapport à 0,239 $ le litre au premier semestre de 2004.

Frais généraux et administratifs

Au semestre terminé le 30 juin 2004, les frais généraux et administratifs se sont chiffrés à 4,0 M$, soit environ le même montant qu'au semestre terminé le 30 juin 2003.

Amortissement

Au semestre terminé le 30 juin 2004, l'amortissement s'est établi à 25,6 M$ par rapport à 34,4 M$ pour le semestre terminé le 30 juin 2003, représentant une baisse de 8,8 M$ ou 25,5 %. La perte de valeur inscrite à la fin de 2003 a réduit les valeurs de l'actif, avec une réduction similaire au titre de l'amortissement.

Opérations de change

La société mère de CMMB a enregistré une perte de change de 1,0 M$ au premier semestre de 2004 par rapport à un gain de change de 33,6 M$ pour le premier semestre de 2003. Le gain de 2003 découlait principalement du remboursement au premier semestre de 2003 des instruments de papier commercial libellés en devises américaines, à la suite de la remontée du dollar canadien par rapport au dollar américain.

Bénéfice net

En raison de ce qui précède, la société mère de CMMB a enregistré un bénéfice net de 23,6 M$ au premier semestre de 2004 par rapport à une perte nette de 21,6 M$ pour le premier semestre de 2003.

Exercice terminé le 31 décembre 2003 en comparaison de l'exercice terminé le 31 décembre 2002

Produits

Les produits se sont chiffrés à 418,8 M$ à l'exercice 2003, contre 439,6 M$ à l'exercice 2002, une baisse de 20,8 M$, ou 4,7 %.

En 2003, les ventes de zinc se sont chiffrées à 118 589 tonnes, par rapport à 105 192 tonnes à l'exercice 2002, soit une hausse de 12,7 %, principalement attribuable à l'installation d'un dispositif de chargement de cathodes en novembre 2002, qui a permis de corriger les défaillances de l'inducteur du four de fusion qui se sont manifestées au cours de l'exercice 2002. Les prix réalisés du zinc sont passés de 0,36 $ US la livre en 2002 à 0,38 $ US la livre en 2003 et, de 2002 à 2003, le dollar américain s'est déprécié de 11 % par rapport au dollar canadien. Le résultat net a été que les produits de la vente de zinc ont augmenté de 7 % en 2003 par rapport à 2002.

Les ventes de cuivre se sont chiffrées à 80 480 tonnes en 2003, comparativement à 83 452 tonnes en 2002, soit une baisse de 3,7 %. La réduction enregistrée à l'exercice 2003 s'explique en partie par la fermeture de la fonderie de cuivre pendant un mois, en raison des vacances. Les prix réalisés du cuivre sont passés de 0,73 $ US la livre en 2002 à 0,86 $ US la livre en 2003, mais la dépréciation du dollar américain a modéré l'impact sur les ventes. Les produits de la vente de cuivre ont augmenté de 0,8 % en 2003 par rapport à 2002.

Depuis la fermeture de la mine de cuivre et de zinc Ruttan au milieu de 2002, mine qui produisait des volumes élevés de minerais à faible teneur en métaux, les volumes de sous-produits de métaux précieux ont chuté. La production d'or et d'argent en 2003 a diminué de 2 % et de 15 %, respectivement, par rapport à 2002. Le prix réalisé de l'or s'est établi à 339 $ US l'once en 2003, comparativement à 310 $ US l'once en 2002, et le prix réalisé de l'argent s'est chiffré à 4,83 $ US l'once en 2003, contre 4,64 $ US l'once en 2002. En raison de l'augmentation des prix, de la diminution des volumes et de la dépréciation du dollar américain par rapport à l'exercice 2002, les produits de la vente de métaux précieux ont diminué de 9 % à l'exercice 2003 par rapport à l'exercice 2002.

Frais d'exploitation

Pour l'exercice 2003, les frais d'exploitation ont totalisé 430,6 M$, comparativement à 440,4 M$ pour l'exercice 2002, ce qui représente une baisse de 9,8 M$, ou 2,3 %. Les concentrés achetés exclus, les frais d'exploitation ont diminué de 34,1 M$ à l'exercice 2003 par rapport à l'exercice 2002, situation qui s'explique en partie par le fait qu'à l'exercice 2003, les frais d'exploitation de la mine Ruttan, qui produisait des volumes élevés de minerais à faible teneur en métaux, sont exclus, vu la fermeture de la mine en juin 2002. Cette baisse a été partiellement neutralisée par l'accroissement de la production de la mine 777/Callinan, dont les minerais ont une teneur plus élevée en métaux. Les achats de concentrés ont augmenté de 24,3 M$ en 2003, comparativement à l'exercice 2002, principalement afin de satisfaire aux exigences visant à remplacer le matériel de la mine Ruttan. Les salaires généraux pour les employés à salaire horaire sont demeurés les mêmes au cours de l'exercice 2002 et de l'exercice 2003. D'autres éléments de coût importants comprennent les tarifs d'électricité, qui sont demeurés inchangés, et le prix du mazout lourd qui a augmenté à 0,255 $ le litre au cours de l'exercice 2003, comparativement à 0,221 le litre au cours de l'exercice 2002. La hausse du prix du mazout lourd a été contrebalancée par les améliorations apportées aux efficiences relatives au traitement alors que la consommation totale a diminué, passant de 55,9 millions de litres en 2002 à 47,5 millions de litres en 2003.

Frais généraux et administratifs

Au cours de l'exercice 2003, les frais généraux et administratifs se sont établis à 6,9 M$, comparativement à 9,6 M$ au cours de l'exercice 2002, soit une baisse de 2,7 M$, ou 28,1 %. En 2003, les comptes de régularisation ont été réduits afin de refléter le rendement des coûts salariaux plus faible que prévu. Des frais de formation et de déplacement ainsi que des frais juridiques se rapportant à des différends relatifs au crédit des clients ont été inclus dans les résultats de 2002.

Amortissement

Au cours de l'exercice 2003, l'amortissement s'est établi à 70,7 M$, comparativement à 66,4 M$ au cours de l'exercice 2002, soit une hausse de 4,3 M$, ou 6,4 %, principalement attribuable à la perte de valeur liée à l'usine de traitement du zinc nouvellement agrandie et à la nouvelle cellule, partiellement contrebalancée par la diminution de perte de valeur résultant de la fermeture de la mine Ruttan.

Charge de désactualisation et frais d'exploration

Au cours de l'exercice 2003, la charge de désactualisation et les frais d'exploration se sont établis à 7,6 M$, comparativement à 6,4 M$ au cours de l'exercice 2002, soit une augmentation de 1,2 M$, ou 18,7 %, résultant principalement d'une hausse des activités d'exploration au cours de 2003.

Opérations de change

La société mère de CMMB enregistrait un gain de change de 37,3 M$ au cours de l'exercice 2003 comparativement à un gain de change de 2,0 M$ au cours de l'exercice 2002. Le gain de l'exercice 2003 était

attribuable au retrait des instruments de papier commercial libellés en dollars américains qui avaient été émis au cours des exercices précédents lorsque le dollar américain était beaucoup plus fort que le dollar canadien.

Perte de valeur

En 2003, une révision de la valeur de réalisation des actifs de la société mère de CMMB par rapport à leur valeur comptable a donné lieu à une charge au titre de la perte de valeur de 268,9 M$. La perte de valeur a été déterminée au moyen d'une estimation des flux de trésorerie futurs découlant de la production minière récupérable estimative, des niveaux de production de l'usine, des prévisions des prix des ventes de métaux et des charges décaissées de la production, des coûts en capital et de remise en état, qui sont tous inclus dans des plans techniques détaillés concernant la durée de vie utile des mines.

Bénéfice net

En raison de ce qui a été mentionné plus haut, la société mère de CMMB accusait une perte nette de 330,1 M$ à l'exercice 2003 comparativement à une perte nette de 83,0 M$ à l'exercice 2002.

Exercice terminé le 31 décembre 2002 en comparaison de l'exercice terminé le 31 décembre 2001

Produits

Au cours de l'exercice 2002, les produits se chiffraient à 439,6 M$ comparativement à 409,6 M$ au cours de l'exercice 2001, ce qui représente une augmentation de 30,0 M$ ou de 7,3 %.

Les ventes de zinc pour l'exercice 2002 se sont établies à 105 192 tonnes contre 87 948 tonnes pour l'exercice 2001, soit une augmentation de 19,6 %, en raison du traitement de concentrés supplémentaires achetés pour répondre à la plus grande capacité de l'usine d'élaboration de zinc et de la nouvelle salle des cuves électrolytiques mises en service au milieu de 2001. Les prix réalisés du zinc ont diminué, passant de 0,41 $ US la livre en 2001 à 0,36 $ US la livre en 2002, et le dollar américain s'est renforcé de 1 % par rapport au dollar canadien de 2001 à 2002. Le résultat net qui en a découlé est que les produits de la vente de zinc ont été plus élevés de 7,6 % au cours de l'exercice 2002 qu'au cours de l'exercice 2001.

Les ventes de cuivre ont atteint 83 452 tonnes pour l'exercice 2002 comparativement à 79 165 tonnes pour l'exercice 2001, soit une hausse de 5,4 %. Les prix réalisés du cuivre ont augmenté, passant de 0,71 $ US la livre pour l'exercice 2001 à 0,73 $ US la livre et, en raison de l'incidence du raffermissement du dollar américain par rapport au dollar canadien, les produits de la vente de zinc ont été supérieurs de 9,7 % au cours de l'exercice 2002 comparativement à l'exercice 2001.

En raison de la fermeture, vers le milieu de 2002, de la mine Ruttan affichant un volume élevé mais une faible teneur de cuivre et de zinc, le volume des sous-produits de l'or a diminué, la production de 2002 reculant de 14 % par rapport à celle de 2001. La production d'argent était inchangée, la réduction découlant de la fermeture de la mine Ruttan étant contrebalancée par une quantité supplémentaire d'argent dans le concentré acheté. Le prix réalisé de l'or était de 310 $ US l'once pour l'exercice 2002 contre 295 $ US l'once pour l'exercice 2001, et le prix réalisé de l'argent était de 4,64 $ US l'once pour l'exercice 2002 comparativement à 4,44 $ US l'once pour l'exercice 2001. La combinaison de l'augmentation des prix, de la diminution du volume d'or et du raffermissement du dollar américain, par rapport à l'exercice 2001, s'est traduite par une baisse de 9 % des produits de la vente de métaux précieux pour l'exercice 2002 comparativement à l'exercice 2001.

Les produits de l'exercice 2001 incluaient également une assurance contre les pertes d'exploitation de 17,3 M$, par rapport à 1,7 M$ pour l'exercice 2002. Les règlements d'assurance, tant en 2001 qu'en 2002, étaient liés à une inondation de la mine Ruttan et à un accident survenu dans la fonderie de cuivre, deux incidents survenus en 2000.

Frais d'exploitation

Au cours de l'exercice 2002, les frais d'exploitation ont totalisé 440,4 M$ contre 417,4 M$ au cours de l'exercice 2001, soit une augmentation de 23,0 M$ ou 5,5 %. Si l'on ne tient pas compte des concentrés achetés, les frais d'exploitation de l'exercice 2002 ont été inférieurs de 8,5 M$ à ceux de l'exercice 2001, partiellement en raison du fait que sont exclues du deuxième semestre de l'exercice 2002 les dépenses d'exploitation de la mine Ruttan, qui a fermé en juin 2002. Les achats de concentrés étaient plus élevés de 31,5 M$ au cours de l'exercice 2002 qu'au cours de l'exercice 2001, principalement en raison de la nécessité d'atteindre une capacité de production de zinc accrue grâce à l'achèvement de l'agrandissement de la mine d'élaboration de zinc et de la salle des cuves électrolytiques, vers le milieu de 2001, de même que pour satisfaire aux exigences relatives au remplacement des matériaux provenant de la mine Ruttan. Les tarifs d'électricité et le prix du mazout lourd sont demeurés inchangés. La baisse de valeur des stocks de 10,0 M$ et la provision de 5,0 M$ pour les coûts prévus liés à la décision prise vers la fin de l'exercice de fermer la mine Ruttan et l'usine de concentration vers le milieu de 2002 sont comprises dans les frais d'exploitation de l'exercice 2001. Les hausses générales des salaires pour les employés à salaire horaire se sont établies à 1,75 % au cours de l'exercice 2002 par rapport aux salaires de l'exercice 2001. D'autres éléments de coût importants comprennent les tarifs d'électricité, qui sont demeurés constants, et le prix du mazout lourd, également demeuré constant à 0,221 $ le litre au cours de l'exercice 2002 comparativement à 0,223 $ le litre au cours de l'exercice 2001.

Frais généraux et administratifs

Au cours de l'exercice 2002, les frais généraux et administratifs se sont établis à 9,6 M$ par rapport à 10,3 M$ au cours de l'exercice 2001, soit une diminution de 0,7 M$ ou de 6,8 %. Cette situation est principalement attribuable aux frais juridiques liés à un accident survenu dans une fonderie en août 2000.

Amortissement

L'amortissement s'est chiffré à 66,4 M$ pour l'exercice 2002 par rapport à 73,3 M$ pour l'exercice 2001, ce qui représente une baisse de 6,9 M$ ou 9,4 %. L'amortissement accéléré de 16 M$ a été constaté en 2001 en prévision de la fermeture de la mine Ruttan. L'amortissement de la salle des cuves, commencé en 2002, est venu neutraliser cette situation.

Charge de désactualisation et frais d'exploration

Au cours de l'exercice 2002, la charge de désactualisation et les frais d'exploration se sont établis à 6,5 M$ comparativement à 4,1 M$ au cours de l'exercice 2001, ce qui représente une augmentation de 2,3 M$, ou 56,1 %, laquelle est principalement imputable à l'augmentation des activités d'exploration en 2002.

Opérations de change

La société mère de CMMB enregistrait un gain de change de 2,0 M$ pour l'exercice 2002 comparativement à une perte de change de 33,0 M$ pour l'exercice 2001. La perte subie à l'exercice 2001 était principalement imputable à l'incidence de la faiblesse du dollar canadien sur les instruments de papier commercial libellés en dollars américains.

Bénéfice net

En raison de ce qui a été mentionné plus haut, la société mère de CMMB accusait une perte nette de 83,0 M$ à l'exercice 2002 comparativement à une perte nette de 129,7 M$ à l'exercice 2001.

Flux de trésorerie, liquidités et sources de financement

Situation de trésorerie et sources de financement

Les besoins en liquidités de la société mère de CMMB découlent en majeure partie de la nécessité de financer les dépenses en capital pour l'entretien et la mise en valeur de ses mines et de ses installations, de financer le fonds de roulement et de satisfaire aux exigences du service de la dette. Ses principales sources de liquidités sont les liquidités liées aux activités d'exploitation et les montants disponibles en vertu de sa ligne de crédit. Au cours des années antérieures à 2004, les insuffisances de liquidités étaient comblées grâce au financement de Anglo American, société mère de la société mère de CMMB. Au cours de 2004, la société mère de CMMB a généré des flux de trésorerie liés à l'exploitation suffisants pour satisfaire ses besoins en matière d'exploitation et de liquidités.

La société mère de CMMB maintient une marge de crédit de 30 M$ CA auprès de sa banque. L'obligation de la société mère de CMMB en vertu de cette marge de crédit est garantie par Anglo American Plc. La facilité, qui porte intérêt au taux préférentiel, est utilisée pour les besoins en liquidités à court terme et pour garantir les lettres de crédit.

La société mère de CMMB dispose d'un prêt sans intérêt de la province du Manitoba qui est garanti par une lettre de crédit de soutien irrévocable et par Anglo American Plc. Au mois de juin pour chacun des exercices 2002, 2003 et 2004, la société mère de CMMB a effectué des remboursements de 2 M$ conformément aux modalités du contrat de prêt. Le solde au 30 juin 2004 s'établissait à 17,5 M$. En vertu des modalités de l'entente avec la province, le prêt est remboursable en versements de 2 M$ en 2005, de 4 M$ en 2006 et 2007 et de 7,5 M$ en 2008.

Jusqu'en 2003, la société mère de CMMB a maintenu une facilité de papier commercial par l'intermédiaire d'un groupe de banques à charte canadiennes, dont le plafond était fixé à 300 M$ US. La facilité a été garantie par Anglo American et a été utilisée pour financer les besoins en trésorerie pour les dépenses d'exploitation et en immobilisations. En 2003, la facilité a été entièrement remboursée au moyen de fonds provenant d'une émission d'actions privilégiées à l'intention de Anglo American.

Flux de trésorerie – Semestre terminé le 30 juin 2004 en comparaison avec le semestre terminé le 30 juin 2003

Les flux de trésorerie liés aux activités d'exploitation pour le premier semestre de 2004 se sont établis à 44,1 M$, contre 27,7 M$ au premier semestre de 2003, ce qui s'explique principalement par les prix des métaux plus élevés au cours du premier semestre de 2004, lesquels ont été partiellement contrebalancés par la faiblesse du dollar américain.

Pour le premier semestre de 2004, les dépenses en immobilisations totales se sont chiffrées à 32,3 M$, et comprenaient 12,4 M$ de dépenses en immobilisations liées à l'achèvement de la mine 777 et de l'usine de concentration de Flin Flon, le reste étant des dépenses en capital de mise en valeur des mines. Le total des dépenses en immobilisations pour le premier semestre de 2003 s'est établi à 59,9 M$, dont 31,7 M$ étaient liés à l'achèvement du projet 777, les 28,2 M$ restants se rapportant aux dépenses en capital de mise en valeur et au matériel.

Les activités de financement au cours du premier semestre de 2004 comprenaient des contrats de cession-bail de 14,4 M$ servant à financer l'équipement mobile de la mine et le remboursement de 2,0 M$ sur le prêt de la province du Manitoba. Au cours du premier semestre de 2003, les emprunts de papier commercial de 477,8 M$ ont été remboursés à partir du produit tiré de l'émission d'actions privilégiées d'un montant de 512,0 M$ à Anglo American. Le solde des fonds provenant de l'émission d'actions a été utilisé pour financer les activités et les dépenses en immobilisations au premier semestre de 2003.

Flux de trésorerie pour les exercices 2001, 2002 et 2003

Au cours de 2001, 2002 et 2003, la société mère de CMMB a affecté des sommes considérables de sa trésorerie à son exploitation et à ses investissements en immobilisations. Les sorties de fonds avant le financement se sont chiffrées au total à 504,8 M$ au cours des exercices 2001 à 2003. Les dépenses en immobilisations, qui se sont chiffrées au total à 419,7 M$ au cours de la période, constituent le facteur principal de ces sorties de fonds. Les

principaux coûts liés au projet, particulièrement pour le projet 777, se sont établis à 247,8 M$ du total des dépenses en immobilisations, le reste allant à la mise en valeur des mines et à d'autres investissements de maintien.

Les sorties de fonds liées aux activités d'exploitation se sont chiffrées à 69,6 M$ en 2001, pour être réduites à 11,8 M$ en 2002 et à 3,7 M$ en 2003. La capacité accrue de l'usine d'élaboration de zinc et la nouvelle installation pour cellules de zinc commandées en 2001 pour remplacer l'ancienne installation et la fermeture en 2002 de la mine Ruttan affichant un volume élevé mais une marge faible ont contribué à l'amélioration des flux de trésorerie provenant de l'exploitation.

Afin de maintenir ses liquidités au cours du présent exercice, un titre d'emprunt sur papier commercial a été émis à des tiers en 2001, lequel, de concert avec un titre d'emprunt sur papier commercial auparavant impayé, a été remboursé en 2002 et en 2003. Le reste des besoins nets de trésorerie de la société mère de CMMB a été financé par des injections de capitaux provenant de Anglo American. En 2003, Anglo American a injecté des capitaux de 601,3 M$ afin de financer le remboursement total des emprunts de papier commercial de la société mère de CMMB et ses besoins de trésorerie liés aux dépenses d'exploitation pour l'année.

Obligations contractuelles

Le tableau suivant résume certaines obligations contractuelles de la société mère de CMMB au 30 juin 2004 pour les périodes indiquées :

		Paiements dus par période			
Obligations contractuelles (au 30 juin 2004)	Total	Moins de un an	1 an à 3 ans	3 à 5 ans	Plus de 5 ans
			(en milliers de dollars CA)		
Titres d'emprunt à long terme	17 500 $	2 000 $	15 500 $	– $	–
Obligations en vertu des contrats de location-acquisition	13 079	3 161	8 209	1 709	–
Obligations en vertu des contrats de location-exploitation	7 928	3 552	4 376	–	–
Obligations d'achat	11 293	11 293	–	–	–
Obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés	13 543	13 543	–	–	–
Obligation liée à la mise hors service d'immobilisations	32 438	2 277	7 366	1 644	21 151
Autres passifs à long terme et obligations contractuelles	1 005	1 005			
Total en dollars canadiens	96 786 $	36 831 $	35 451 $	3 353 $	21 151

Le texte qui suit décrit certaines des obligations contractuelles présentées dans le tableau ci-dessus :

Obligations d'achat

Obligation en matière d'affinage du cuivre

La société mère de CMMB a conclu un engagement visant la livraison de 85 000 tonnes d'anodes de cuivre annuellement pour le raffinage au cours de l'année prochaine, assorti d'une option de prolongation pour une année supplémentaire, chaque année. Dans l'éventualité où la société mère de CMMB est incapable de satisfaire aux modalités du contrat, il serait exigé que soient faits des paiements de 0,04 $ US par livre d'anodes de cuivre non livrée. Le montant approximatif de cette obligation est de 9,1 M$ CA.

Obligation d'achat de concentré de cuivre

La société mère de CMMB détient un engagement visant l'achat de concentré de cuivre contre paiement qui se fonde sur une livraison réputée plutôt que sur une livraison physique. Le contrat prévoit la livraison de 72 000 tonnes annuellement de 2004 à 2008. Le paiement se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit fixe au titre de la transformation et du raffinage. Si la société mère de CMMB ne peut traiter le tonnage prévu en temps opportun, la direction estime que la société mère de CMMB aura la capacité de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

La société mère de CMMB a un engagement visant l'achat de 40 000 TMS par année de concentré de cuivre d'un apparenté (Compania Minera Dona Ines de Collahuasi) jusqu'en 2008. Le paiement est effectué 45 jours après la date du connaissement et se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit au titre de la transformation, du raffinage et des frais de transport. La direction a l'intention de rechercher des occasions d'échanger le tonnage avec d'autres fonderies (lorsque cela s'avère avantageux en ce qui a trait aux frais de transport). Si la société mère de CMMB ne peut traiter le concentré ou échanger le tonnage en temps opportun, la direction estime que d'autres ententes relatives à la vente ou à la dérivation du tonnage pourront être négociées.

Aucun montant n'est inscrit dans le tableau parce que le prix dépend de la valeur marchande future.

Autres

Les autres obligations d'achat comprennent les commandes courantes visant l'achat de biens et de services.

Obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés

Les obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés consistent en diverses exigences de financement au titre du régime de retraite et des autres avantages sociaux futurs des employés de la société mère de CMMB au cours des 12 mois se terminant le 30 juin 2005. Les exigences de financement obligatoires des régimes de retraite et des autres avantages sociaux futurs des employés sont déterminées à l'aide d'évaluations actuarielles et sont soumises à des incertitudes futures, dont le taux de rendement prévu des actifs du régime et le taux d'actualisation des obligations au titre des régimes de retraite, lesquels peuvent changer au fil du temps.

Obligation liée à la mise hors service d'immobilisations

Les montants inclus dans l'obligation liée à la mise hors service d'immobilisations représentent la juste valeur estimative de l'obligation juridique de la société mère de CMMB relative à la fermeture de toutes ses mines existantes qui sont en exploitation ainsi que de celles qui ne le sont pas et aux frais connexes en fonction du plan de fermeture applicable à ces mines et à ces propriétés.

Autres engagements et ententes

La société mère de CMMB bénéficie de certains autres engagements et ententes qui ne sont pas compris dans le tableau précédent, incluant un plan de partage de participation aux bénéfices selon lequel 10 % de son bénéfice après impôts pour tout exercice donné sera distribué à tous les employés de Flin Flon et de Snow Lake, à l'exception des hauts dirigeants et du personnel clé de direction. Se reporter à la note 18 des états financiers consolidés de la société mère de CMMB présentés ailleurs dans ce prospectus.

Profil des risques

Aperçu

La société mère de CMMB est assujettie à divers risques dans ses activités de tous les jours. La probabilité et la gravité de ces risques sont atténuées grâce à l'application de normes élevées dans la planification, la construction et l'exploitation des installations de la société mère de CMMB. De plus, la priorité est mise sur l'embauche et la

rétention de personnel compétent ainsi que sur le développement de leurs compétences par la formation en matière de sécurité et de contrôle des biens. La société mère de CMMB possède des antécédents solides quant à la mise en valeur et l'exploitation de mines de métaux communs, et ses antécédents en matière de sécurité, exprimés par la mesure de fréquence couramment utilisée de temps perdu en raison d'accidents par 200 000 heures travaillées, s'améliorent constamment, passant de plus de 16 en 1994 à 0,7 au premier semestre de 2004.

Le risque d'entreprise est aussi atténué par l'achat de couverture d'assurance, comprenant une couverture pour les dommages matériels, les pertes d'exploitation et les obligations contractuelles.

Risque financier et instruments financiers

Le bénéfice net de la société mère de CMMB est sensible aux fluctuations du prix des métaux. En outre, les valeurs marchandes de tous les produits métallurgiques de la société mère de CMMB sont en dollars américains et le bénéfice net de la société mère de CMMB est, par conséquent, sensible aux fluctuations du taux de change du dollar canadien par rapport au dollar américain en 2004. En s'appuyant sur les données du premier semestre de 2004, les incidences approximatives des variations du prix des métaux et des taux de change sur le bénéfice net de 2004 sont présentées dans le tableau suivant.

	Variation	**Incidence sur le bénéfice**
Cuivre	1 ¢ US la livre	1,3 M$ CA
Zinc	1 ¢ US la livre	3,0 M$ CA
Or	10 $ US l'once	0,9 M$ CA
Argent	1 $ US l'once	0,8 M$ CA
Taux de change	1 ¢ CA/dollar US	2,7 M$ CA

Afin d'atténuer l'incidence de la fluctuation du prix des métaux et des taux de change, la société mère de CMMB conclut périodiquement des opérations de couverture conformément à ses politiques et procédures de gestion du risque de couverture. Les politiques interdisent la mise en place de couvertures non couvertes et la société mère de CMMB ne fait pas appel à des instruments dérivés complexes pour couvrir son exposition à un risque et ne détient pas de couvertures à des fins spéculatives. La convention comptable liée aux instruments financiers et aux contrats sur marchandises ainsi que les détails relatifs à des contrats à terme et des options détenus par la société mère de CMMB figurent aux notes 2 et 14 des états financiers.

Risque de crédit

La quasi-totalité des ventes de la société mère de CMMB ont été faites à CMM. Les résultats financiers de CMM sont consolidés proportionnellement dans les états financiers de la société mère de CMMB. La totalité des débiteurs de la société mère de CMMB provenant de la vente des métaux se rapportent à CMM. CMM fournit du crédit à ses clients dans le cours normal de ses activités. Elle effectue, sur une base régulière, des contrôles de la solvabilité de ses clients et maintient des provisions pour pertes sur créances éventuelles. Tous les débiteurs de la société mère de CMMB se rapportent à CMM. CMM atténue son risque de crédit en procédant à des évaluations de crédit sur ses clients, en effectuant une partie importante de ses ventes au comptant et en conservant une assurance sur ses débiteurs.

La société mère de CMMB est exposée à un risque de crédit dans l'éventualité où les contreparties ne respecteraient pas leurs obligations aux termes des contrats sur les produits dérivés. La société mère de CMMB ne détient aucune garantie ni autre sûreté à l'appui des instruments financiers comportant un risque de crédit, mais elle atténue ce risque en ne faisant affaire qu'avec des parties financièrement solides et, par conséquent, ne prévoit pas subir de pertes en raison de l'inexécution de certaines obligations.

Risque d'entreprise

Les activités liées à l'exploitation et au traitement de mines métalliques sont généralement assujetties à certains types de risques et dangers, à des accidents du travail, tels les éboulements, les secousses, les chutes de roches et les inondations, à des formations rocheuses inhabituelles et imprévues, à des défaillances de convertisseur ou autre

structure, à des changements de la réglementation environnementale et à la perte de métaux. De tels événements pourraient entraîner des dommages aux biens miniers ou aux installations de production ou leur destruction, des blessures ou la mort, des atteintes à l'environnement, des délais dans l'exploitation ou le traitement, des pertes de pouvoir d'achat et la possibilité de faire face à des poursuites en justice. Par conséquent, la société mère de CMMB pourrait devoir engager des frais considérables, ce qui pourrait avoir des incidences négatives importantes sur son rendement financier, ses liquidités et ses résultats d'exploitation.

Les réserves et ressources de la société mère de CMMB sont des estimations et il n'existe aucune garantie quant à la réalisation des prévisions relatives au tonnage et à la teneur du minerai traité. Afin de maintenir et d'augmenter les niveaux de production à long terme, CMMB doit constamment remplacer les réserves minérales épuisées par la production en augmentant les ressources minérales pour les réserves, en développant les gisements de minerai connus ou en en localisant des nouveaux. Le succès d'une exploration minérale demeure hautement incertain et il existe un risque que les réserves minérales futures épuisées dans le courant d'activités minières normales ne seront pas adéquatement remplacées.

Risque environnemental

Les activités de la société mère de CMMB sont assujetties à un grand nombre de lois et de règlements régissant la protection de l'environnement et la santé et la sécurité des employés. La société mère de CMMB doit obtenir des permis du gouvernement et satisfaire aux règlements relatifs au déclassement et à la remise en état qui s'appliquent. Bien que la société mère de CMMB constitue des provisions pour les coûts liés à la remise en état, il n'existe aucune garantie voulant que ces provisions seront suffisantes pour régler les obligations associées à ces règlements. L'inobservation des lois applicables en matière d'environnement et de santé et sécurité au travail peut entraîner des injonctions, des dommages ou la révocation de permis et l'imposition d'amendes. Il n'existe aucune garantie voulant que la société mère de CMMB ait été ou sera en tout temps en conformité absolue avec ces lois et règlements ni que les coûts engagés pour se conformer n'auront pas une incidence négative importante sur son rendement financier, ses liquidités et ses résultats d'exploitation.

Opérations entre apparentés

Toutes les actions émises et en circulation de la société mère de CMMB sont détenues indirectement par Anglo American plc. La société mère de CMMB est liée à des sociétés contrôlées par Anglo American plc ou sur lesquelles Anglo American plc a une influence notable.

Les opérations entre apparentés sont effectuées dans le cours normal des activités. De temps à autre, la société mère échange des produits de qualité et quantité identiques à des emplacements géographiques différents afin de réduire les frais de transport qui autrement seraient engagés si le matériel était physiquement expédié aux acheteurs initiaux. La contrepartie à l'échange est parfois un apparenté. Toutes les opérations de cette nature s'effectuent à des tarifs et des modalités de marché concurrentiels. Les détails portant sur les opérations entre apparentés et sur les soldes sont présentés à la note 16 des états financiers.

Estimations comptables critiques

La préparation des états financiers conformément aux PCGR du Canada exige que la direction procède à des estimations et établisse des jugements qui ont des répercussions sur les montants des actifs et des passifs, des produits et des charges. La société mère de CMMB évalue les estimations périodiquement, y compris celles ayant trait aux déterminations des réserves de minerai, à la perte de valeur des actifs, aux quantités de stocks de produits en cours, aux provisions pour moins-value d'impôts futurs, aux obligations liées à la mise hors service d'immobilisations, aux obligations au titre de régimes de retraite et aux autres avantages sociaux futurs des employés. Les résultats réels pourraient différer considérablement de ces estimations.

Réserves de minerai

Les réserves de minerai sont estimées afin de déterminer la production future récupérable de la mine fondée sur l'évaluation des analyses géologiques, techniques et métallurgiques, sur les estimations des coûts de production futurs, des coûts en capital et des coûts de remise en état ainsi que du prix des métaux. Les coûts des biens miniers et

de la mise en valeur des mines sont capitalisés et amortis sur la base de l'amortissement proportionnel à l'utilisation selon les réserves connexes de minerai prouvées et probables.

Perte de valeur

La valeur comptable des mines exploitées par la société mère de CMMB ainsi que de l'usine et de l'équipement est périodiquement revue aux fins de la perte de valeur lorsque des événements ou des changements de circonstances indiquent que les valeurs comptables des actifs ou groupes d'actifs connexes pourraient ne pas être recouvrables. Si le total des flux de trésorerie futurs estimatifs non actualisés est inférieur à la valeur comptable de l'actif, une perte de valeur est mesurée et comptabilisée pour dévaluer l'actif à sa juste valeur. En 2003, la société mère a déterminé que la valeur comptable de ses immobilisations corporelles et de ses dépenses non amorties de mise en valeur de la mine ne reflétait pas la juste valeur de ces actifs en fonction des bénéfices potentiels et des coûts futurs. Les valeurs comptables de ces éléments ont été diminuées d'un total de 269 M$ basé sur les prévisions de la valeur actualisée des flux de trésorerie devant être générée par les actifs de la société mère de CMMB.

Stocks de produits en cours

Les quantités de stocks de produits en cours de concentrés et de métaux comprennent la majorité des stocks de la société mère de CMMB selon leur valeur et représentent les matériaux sur le point d'être convertis en produits vendables. La mesure des stocks de produits en cours se fonde sur les teneurs des matériaux reçus aux usines métallurgiques de la société mère de CMMB et sur les estimations relatives à la récupération des procédés de production. La valeur de réalisation des stocks de produits en cours est estimée aux dates des états financiers et les stocks sont comptabilisés au coût ou à la valeur nette de réalisation, selon le moindre des deux montants.

Actifs et passifs d'impôts futurs

La société mère de CMMB utilise la méthode du passif fiscal pour comptabiliser les impôts sur les bénéfices. Selon la méthode du passif fiscal, les actifs et les passifs d'impôts futurs sont déterminés en fonction de la différence entre les assiettes fiscales des actifs et des passifs. Les actifs d'impôts futurs sont réduits d'une provision pour moins-value s'il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas réalisée. La société mère de CMMB détermine périodiquement la valeur comptable de ses actifs d'impôts futurs en évaluant sa provision pour moins-value et en en ajustant le montant au besoin. Les facteurs utilisés pour évaluer la probabilité de la réalisation sont des prévisions relatives au bénéfice imposable futur et aux stratégies de planification fiscale disponibles qui pourraient être mises en place pour réaliser les actifs d'impôts futurs.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations se fondent sur des plans de protection de l'environnement, conformément aux exigences environnementales et réglementaires actuelles. Les frais de déclassement sont estimés et inscrits, de même qu'un actif de déclassement identique, lorsqu'une nouvelle mine ou une nouvelle usine entre en production commerciale. L'actif de déclassement est amorti selon la méthode de l'amortissement linéaire sur la durée de vie de la mine ou de l'usine. Les frais de restauration sont estimés et accumulés sur la durée de vie de chaque mine en exploitation. Les montants constatés sont majorés d'une composante intérêts annuelle de sorte qu'à la fin de la durée de vie de l'actif, la provision est égale au solde estimatif dû à cette date.

Compte tenu des incertitudes liées à ces obligations futures, la date ultime ainsi que les coûts de remise en état et la fermeture de la mine pourraient différer considérablement des estimations de la société mère de CMMB.

Régimes de retraite et autres avantages sociaux futurs des employés

Les régimes d'assurance-maladie permanents de la société mère de CMMB comportent la majorité des obligations postérieures à l'emploi. Les obligations liées à ces régimes, ainsi que les régimes de retraite maintenus par la société mère de CMMB, sont estimées en fonctions d'évaluations actuarielles, lesquelles incluent des hypothèses s'appuyant sur les meilleures estimations de la direction relativement à des facteurs tels le rendement du

régime, l'indexation des salaires, les dates de retraite des employés et les taux d'augmentation des prix des médicaments.

Modifications de normes comptables

Instruments financiers et contrats de marchandises

Avec prise d'effet le 1er janvier 2004, l'ICCA a publié la note d'orientation sur la comptabilité 13 (NOC-13), intitulée « Relations de couverture », pour clarifier les circonstances dans lesquelles la comptabilité de couverture est appropriée. De plus, l'ICCA a modifié simultanément l'abrégé du CPN-128, intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture », pour exiger que tous les instruments dérivés qui ne sont pas considérés comme des couvertures aux termes de la NOC-13, ou qui ne sont pas désignés à titre de couverture, soient enregistrés dans le bilan soit à titre d'actif, soit à titre de passif, et que les variations de la juste valeur soient constatées dans le bénéfice net.

En raison de cette modification apportée aux normes comptables, le bénéfice de la société mère de CMMB pour le semestre terminé le 30 juin 2004 a diminué de 0,4 M$. L'actif total a augmenté de 11,5 M$ et le passif total a augmenté de 1,9 M$ au 30 juin 2004, toujours en raison de cette nouvelle norme comptable. Les flux de trésorerie n'ont pas été touchés par cette modification. Conformément aux dispositions transitoires de la NOC-13 et de l'abrégé du CPN-128, cette nouvelle norme a été appliquée de façon prospective et les périodes précédentes n'ont pas été retraitées.

De plus amples détails sur cette modification de convention comptable sont présentés à la note 2 des états financiers.

EMPLOI DU PRODUIT

Le produit brut tiré du présent placement s'élevant à • $ (• $ si l'option des preneurs fermes et l'option pour attributions excédentaires sont toutes deux levées intégralement) sera entiercé (les « fonds entiercés ») à la clôture du placement auprès d'Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »).

À la condition que les conditions de libération du blocage soient satisfaites avant le moment d'expiration, les fonds entiercés (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) seront libérés en faveur de la Société au plus tard à 17 h (heure de Toronto) à la date de clôture de l'acquisition. Nous entendons utiliser le produit net tiré du présent placement, déduction faite des frais payables aux preneurs fermes et des dépenses liées au présent placement, ainsi que le produit net provenant du financement par emprunt pour financer le prix d'achat de l'acquisition (325 000 $, sous réserve d'un rajustement à la clôture, ce rajustement actuellement évalué à environ 13 000 000 $ pour un prix d'achat net de 312 000 000 $), les coûts de l'opération liés à l'acquisition (environ 20 millions de dollars) et les besoins généraux de l'entreprise et du fonds de roulement, ce qui peut comprendre le remboursement de la dette.

DESCRIPTION DES TITRES FAISANT L'OBJET D'UN PLACEMENT

Reçus de souscription

Les reçus de souscription seront créés et émis conformément aux modalités d'une entente relative aux reçus de souscription (l'« entente relative aux reçus de souscription ») que nous devons conclure avec Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »). Le résumé suivant de la convention relative aux reçus de souscription n'est pas exhaustif et doit s'interpréter dans son ensemble par renvoi à la convention relative aux reçus de souscription.

Compte tenu de la consolidation, chaque reçu de souscription conférera à son porteur, au moment de l'échange, le droit d'acquérir une action ordinaire et un demi-bon de souscription sans contrepartie supplémentaire. Le nombre d'actions ordinaires pouvant être émises lors de l'échange sera assujetti à un rajustement dans certaines circonstances, tel qu'il est plus amplement décrit ci-dessous. À la satisfaction des conditions de libération du

blocage, les reçus de souscription en circulation seront automatiquement échangés sans que leurs porteurs aient à prendre des mesures à cette fin. Si les conditions de libération du blocage ne sont pas satisfaites, ou si la convention d'acquisition est résiliée avant l'échéance (dans chacun des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'offre des reçus de souscriptions en plus de leur quote-part proportionnelle de l'intérêt produit ou du revenu réalisé sur celui-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu).

La convention relative aux reçus de souscription prévoit un rajustement du nombre d'actions ordinaires pouvant être émises au moment de l'échange des reçus de souscription, à la survenance de certains événements, notamment les événements suivants :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires à titre de dividendes en actions ou d'une autre distribution (autre qu'un « dividende payé dans le cours normal », comme ce terme est défini dans la convention relative aux reçus de souscription, ou une distribution d'actions ordinaires à l'exercice des reçus de souscription ou dans le cadre de la levée des options d'achat d'actions des administrateurs, des membres de la direction ou des employés octroyées aux termes des régime d'options d'achat d'actions de la Société);

b) la division, la redivision ou le changement des actions ordinaires en un nombre plus important d'actions;

c) la réduction ou le regroupement des actions ordinaires en un nombre moins important d'actions;

d) l'émission de droits, d'options ou de bons de souscription, à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires, aux termes desquels ces porteurs ont le droit, pendant une période expirant au plus 45 jours après la date de clôture des registres relative à cette émission, de souscrire ou d'acheter des actions ordinaires, ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, à un prix par action pour le porteur (ou à un prix d'échange ou de conversion par action) correspondant à moins de 95 % du « cours actuel », comme ce terme est défini dans la convention relative aux reçus de souscription, des actions ordinaires à la date de clôture des registres en question;

e) l'émission ou la distribution à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires d'actions d'une catégorie quelconque qui ne sont pas des actions ordinaires, des droits, des options ou des bons de souscription en vue d'acquérir des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, de titres de créance ou d'espèces, de titres ou de tout bien ou autre élément d'actif.

La convention relative aux reçus de souscription prévoit également un rajustement de la catégorie et/ou du nombre de titres pouvant être émis à l'exercice des reçus de souscription dans les cas suivants : 1) la reclassification des actions ordinaires; 2) notre consolidation, fusion ou plan d'arrangement avec une autre entité ou dans une autre entité (autre qu'une consolidation, une fusion ou un plan d'arrangement qui n'entraîne aucune reclassification des actions ordinaires ou aucun changement des actions ordinaires en d'autres actions); ou 3) le transfert (sauf à l'une de nos filiales) de nos engagements ou de nos éléments d'actif, dans leur ensemble ou en quasi-totalité, à une autre société ou une autre entité.

Aucun rajustement du nombre d'actions ordinaires pouvant être achetées à l'exercice des reçus de souscription ne devra être effectué, à moins que l'effet cumulatif d'un tel ou de tels rajustements entraînerait la modification du nombre d'actions ordinaires devant être reçues à l'échange d'au moins un centième de une action ordinaire.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des reçus de souscription, par suite de la consolidation ou autre, et aucune contrepartie en espèces ou autre ne sera versée au lieu de fractions d'actions. Les

porteurs de reçus de souscription n'auront aucun droit de vote ou de préemption ni aucun des autres droits qui sont conférés à un porteur d'actions ordinaires.

De temps à autre, l'agent d'entiercement et nous-même, sans l'approbation des porteurs de reçus de souscription, pouvons modifier ou compléter les reçus de souscription à certaines fins, notamment afin de remédier à des vices ou à des incohérences, ou effectuer des modifications qui n'ont aucune incidence défavorable sur les droits des porteurs de reçus de souscription. Toute modification ou complétion de la convention relative aux reçus de souscription qui influe négativement sur les participations des porteurs de reçus de souscription ne peut être effectuée que par voie de « résolution extraordinaire », terme défini dans la convention relative aux reçus de souscription comme étant une résolution qui est soit 1) adoptée à une assemblée des porteurs de reçus de souscription à laquelle des porteurs de reçus de souscription, présents ou représentés par un fondé de pouvoir, représentent au moins 25 % du nombre total des reçus de souscription en circulation au moment en cause et adoptée par un vote affirmatif des porteurs de reçus de souscription représentant au moins les deux tiers du nombre de tous les reçus de souscription en circulation au moment en cause, qui sont représentés à l'assemblée et dont les droits de vote sont exercés lors du scrutin relatif à cette résolution, ou 2) adoptée au moyen d'un document écrit signé par les porteurs de reçus de souscription représentant au moins les deux tiers du nombre de tous les reçus de souscription en circulation au moment en cause.

Actions ordinaires

Nous sommes autorisés à émettre un nombre illimité d'actions ordinaires dont 237 624 415 sont émises et en circulation en date du 8 novembre 2004. Nous avons convoqué une assemblée extraordinaire de nos actionnaires dans le cadre de laquelle ils examineront et, s'il est jugé nécessaire de le faire, autoriseront la consolidation à raison de une action ordinaire pour chaque tranche de • actions ordinaires en circulation. Compte tenu de l'échange des reçus de souscription et en supposant la réalisation de la consolidation, environ • actions ordinaires (• actions ordinaires, si l'option des preneurs fermes et l'option pour attribution excédentaire sont toutes deux entièrement levées) seront émises et en circulation. Les porteurs d'actions ordinaires ont le droit de recevoir un avis de convocation aux assemblées de nos actionnaires et d'y assister ainsi que d'exprimer une voix par action ordinaire à chacune de ces assemblées. Les porteurs d'actions ordinaires n'ont pas de droits de vote cumulatifs relativement à l'élection des administrateurs et, par conséquent, les porteurs d'une majorité d'actions ordinaires ayant droit de vote lors de toute élection des administrateurs peuvent élire tous les administrateurs candidats à l'élection. Les porteurs d'actions ordinaires ont le droit de recevoir des dividendes proportionnels, s'il y a lieu, lorsque le conseil d'administration de la Société en déclare, à son appréciation, à partir des fonds légalement disponibles à cette fin et, au moment de notre liquidation, de notre dissolution ou de la cessation de nos activités, ils ont le droit de recevoir nos éléments d'actif nets proportionnels une fois effectué le paiement des dettes et des autres éléments de passif, dans chacun des cas sous réserve des droits, des privilèges, des restrictions et des conditions rattachés à toute autre série ou catégorie d'actions de rang supérieur aux actions ordinaires ou au prorata par rapport aux porteurs d'actions ordinaires relativement aux dividendes ou à la liquidation. Les actions ordinaires ne sont assorties d'aucun droit de préemption, de souscription, de rachat ou de conversion, ni ne contiennent de dispositions relatives aux fonds d'amortissement ou de rachat.

Bons de souscription

Les bons de souscription seront créés et émis conformément à une convention de bons de souscription (la « convention de bons de souscription ») et seront régis par les modalités de cette convention que nous conclurons avec Equity Transfer Services Inc., à titre d'agent des bons de souscription aux termes de cette convention (l'« agent des bons de souscription »). Nous nommerons les bureaux chargés des transferts principaux de l'agent des bons de souscription qui sont situés à Toronto, en Ontario, comme l'endroit où les bons de souscription peuvent être remis aux fins d'exercice ou de transfert. Le résumé suivant de certaines des dispositions de la convention de bons de souscription n'est pas exhaustif et doit être interprété dans son ensemble par renvoi aux dispositions de la convention de bons de souscription, une fois qu'elles seront négociées.

Chaque bon de souscription entier conférera à son porteur le droit d'acheter une action ordinaire au prix de • $. Le prix d'exercice et le nombre d'actions ordinaires pouvant être émises au moment de l'exercice sont sujets à un rajustement dans certaines circonstances, comme il est plus amplement décrit ci-après. Les bons de souscription pourront être exercés en tout temps avant 17 h (heure de Toronto) le •, moment après lequel ils expireront et

deviendront nuls et sans effet. Aux termes de la convention de bons de souscription, nous pourrons acheter sur le marché, par contrat privé ou autrement, la totalité ou certains des bons de souscription en circulation au moment en cause, et les bons de souscription ainsi achetés seront annulés.

Le prix d'exercice des bons de souscription est payable en dollars canadiens.

La convention de bons de souscription prévoit un rajustement du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription et/ou du prix d'exercice par action ordinaire, à la survenance de certains événements, notamment les événements suivants :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires à titre de dividendes en actions ou d'une autre distribution (autre qu'un « dividende payé dans le cours normal », comme ce terme est défini dans la convention de bons de souscription, ou une distribution d'actions ordinaires à l'exercice des bons de souscription ou dans le cadre de la levée d'options d'achat d'actions des administrateurs, des membres de la direction ou des employés octroyées aux termes des régimes d'options d'achat d'actions de la Société);

b) la division, la redivision ou le changement des actions ordinaires en un nombre plus important d'actions;

c) la réduction ou le regroupement des actions ordinaires en un nombre moins important d'actions;

d) l'émission de droits, d'options ou de bons de souscription, à la totalité ou à la quasi-totalité de tous les porteurs d'actions ordinaires, aux termes desquels ces porteurs ont le droit, pendant une période expirant au plus 45 jours après la date de clôture des registres relative à cette émission, de souscrire ou d'acheter des actions ordinaires, ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, à un prix par action pour le porteur (ou à un prix d'échange ou de conversion par action) correspondant à moins de 95 % du « cours actuel », comme ce terme est défini dans la convention de bons de souscription, des actions ordinaires à la date de clôture des registres en question;

e) l'émission ou la distribution à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires d'actions d'une catégorie quelconque qui ne sont pas des actions ordinaires, des droits, des options ou des bons de souscription en vue d'acquérir des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, de titres de créance ou d'espèces, de titres ou de tout bien ou autre élément d'actif.

La convention de bons de souscription prévoit également un rajustement de la catégorie et/ou du nombre de titres pouvant être émis à l'exercice des bons de souscription et/ou du prix d'exercice par titre dans le cas des autres événements suivants : 1) les reclassifications des actions ordinaires; 2) les consolidations, les fusions ou les plans d'arrangement de la Société avec une autre entité ou dans une autre entité (autres que les consolidations, les fusions ou les plans d'arrangement qui n'entraînent aucune reclassification des actions ordinaires ou aucun changement des actions ordinaires en d'autres actions); ou 3) le transfert (sauf à l'une des filiales de la Société) des engagements ou des éléments d'actif de la Société, dans leur ensemble ou en quasi-totalité, à une autre société ou une autre entité.

Aucun rajustement du prix d'exercice ou du nombre d'actions ordinaires pouvant être achetées à l'exercice des bons de souscription ne doit être effectué, à moins que l'effet cumulatif d'un tel ou de tels rajustements entraînerait la modification du prix d'exercice d'au moins 1 % ou du nombre des actions ordinaires pouvant être achetées à l'exercice d'au moins un centième de une action ordinaire.

Dans la convention de bons de souscription, la société s'engage également à donner un préavis aux porteurs de bons de souscription, au cours de la période où les bons de souscription peuvent être exercés, de certains événements précis, notamment ceux qui entraîneraient un rajustement du prix d'exercice des bons de souscription ou du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription, au moins 21 jours avant la date de clôture des registres ou la date de prise d'effet, selon le cas, de l'événement en question.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des bons de souscription et aucune contrepartie en espèces ou autre ne sera versée au lieu de fractions d'actions. Les porteurs de bons de souscription n'auront aucun droit de vote ou de préemption ou aucun des autres droits qui seraient conférés à un porteur d'actions ordinaires.

De temps à autre, l'agent des bons de souscription et nous-même, sans l'approbation des porteurs de bons de souscription, pourrons modifier ou compléter la convention de bons de souscription à certaines fins, notamment afin de remédier à des vices ou à des incohérences, ou effectuer des modifications qui n'ont aucune incidence défavorable sur les droits des porteurs de bons de souscription. Toute modification ou complétion de la convention de bons de souscription qui influe négativement sur les participations des porteurs de bons de souscription ne peut être effectuée que par voie de « résolution extraordinaire », terme qui sera défini dans la convention de bons de souscription comme étant une résolution qui est soit 1) adoptée à une assemblée des porteurs de bons de souscription à laquelle des porteurs de bons de souscription, présents ou représentés par un fondé de pouvoir, représentent au moins 25 % du nombre total des bons de souscription en circulation au moment en cause et adoptée par un vote affirmatif des porteurs de bons de souscription représentant au moins les deux tiers du nombre total de tous les bons de souscription en circulation au moment en cause, qui sont représentés à l'assemblée et dont les droits de vote sont exercés lors du scrutin relatif à cette résolution, ou 2) adoptée au moyen d'un document écrit signé par les porteurs de bons de souscription représentant au moins les deux tiers du nombre total de tous les bons de souscription en circulation au moment en cause.

Droits

Notre conseil d'administration a mis en œuvre un régime de droits à l'intention des actionnaires (le « régime de droits ») aux termes des modalités d'une convention relative au régime de droits des actionnaires datée du 9 novembre 2004 que nous avons conclue avec Equity Transfer Services Inc., à titre d'agent d'émission des droits (la « convention de droits »). Le régime de droits est assujetti à une approbation des actionnaires à l'assemblée extraordinaire des actionnaires devant avoir lieu le 8 décembre 2004. Les objectifs fondamentaux du régime de droits visent à donner suffisamment de temps à notre conseil d'administration et à nos actionnaires pour évaluer une offre publique d'achat non sollicitée, à procurer au conseil d'administration suffisamment de temps pour étudier et élaborer des solutions de rechange de façon à maximiser la valeur pour les actionnaires si une offre publique d'achat est formulée, et à offrir aux actionnaires une égalité de chances de participer à une offre publique d'achat.

Le régime de droits encourage un acquéreur éventuel qui fait une offre publique d'achat à procéder par l'entremise d'une « offre permise » (terme défini ci-après), qui exige généralement qu'une offre publique d'achat respecte certaines normes minimales conçues en vue de promouvoir l'équité, ou avec l'assentiment de notre conseil d'administration. Si une offre publique d'achat omet de se conformer à ces normes minimales et que le régime de droits n'est pas abandonné par le conseil d'administration, le régime de droits prévoit que les détenteurs d'actions ordinaires, autres que l'acquéreur, seront en mesure d'acquérir des actions ordinaires supplémentaires à un prix d'escompte marqué par rapport au marché, exposant ainsi la personne qui acquiert les actions ordinaires à une dilution importante de ses avoirs.

Un droit a été émis par nous à l'égard de chaque action ordinaire qui est actuellement en circulation, et un droit sera émis à l'égard de chaque action ordinaire émise par la suite pour la durée du régime de droits (lequel vient à échéance le 9 novembre 2007, dans l'hypothèse où l'approbation des actionnaires est obtenue, comme il est prévu ci-dessus) avant la libération des droits, comme il est décrit ci-après.

Avant la libération des droits, les droits seront attestés par une légende apposée sur les certificats attestant les actions ordinaires et ils ne pourront être cédés séparément des actions ordinaires. À compter de la libération des droits, les droits seront attestés par des certificats distincts qui seront cessibles et pourront être négociés séparément des actions ordinaires.

Les droits se détacheront des actions ordinaires et pourront être exercés 10 jours de bourse (la « libération des droits ») après qu'une personne ait acquis, ou entrepris une offre publique d'achat en vue d'acquérir, au moins 20 % des actions ordinaires, autrement que par une acquisition par le biais d'une offre d'achat permise par le régime de droits (une « offre permise »). L'acquisition par une personne (un « acquéreur ») au moins 20 % des actions ordinaires, autrement que par le biais d'une offre permise est désignée sous le nom d'« événement de prise de

contrôle ». Les droits détenus par un acquéreur deviendront nuls à la suite d'un événement de prise de contrôle. Dix jours de bourse après un événement de prise de contrôle, chaque droit (autres que ceux détenues par l'acquéreur) constituera le droit d'acheter des actions ordinaires d'une valeur de 180 $ au prix de 90 $.

Aux fins du régime de droits, une offre permise est conforme aux dispositions suivantes :

a) l'offre publique d'achat est présentée par la voie d'une note d'information;

b) l'offre publique d'achat est présentée à tous les actionnaires, autres que l'initiateur;

c) l'offre publique d'achat est d'une durée minimale de 60 jours et les actions ordinaires déposées aux termes de l'offre publique d'achat ne peuvent être prises en livraison avant l'échéance de la période de 60 jours et uniquement si, à ce moment, plus de 50 % des actions ordinaires détenues par les actionnaires, autres que l'initiateur, les membres du même groupe que lui et les personnes agissant conjointement ou de concert avec l'initiateur et de certaines autres personnes (les « actionnaires indépendants »), ont été déposées en réponse à l'offre publique d'achat et elles n'ont pas été retirées;

d) si plus de 50 % des actions ordinaires détenues par les actionnaires indépendants sont déposées en réponse à l'offre publique d'achat dans la période de 60 jours, l'initiateur doit faire une annonce publique de ce fait et l'offre publique d'achat doit demeurer ouverte aux dépôts d'actions ordinaires pendant dix jours supplémentaires à compter de la date de cette annonce publique;

e) l'offre publique d'achat doit permettre le dépôt d'actions ordinaires aux termes de l'offre publique d'achat, à moins que cette offre publique d'achat ne soit retirée, à tout moment avant la date où les actions ordinaires sont prises en livraison et réglées;

f) l'offre publique d'achat doit prévoir que toutes les actions ordinaires déposées en réponse à l'offre publique d'achat peuvent être retirées tant qu'elles n'ont pas été prises en livraison et réglées.

Le régime de droit autorise également la présentation d'une offre permise concurrentielle (une « offre permise concurrentielle ») pendant que l'offre permise existe. Une offre permise concurrentielle doit satisfaire à l'ensemble des exigences d'une offre permise, sauf qu'elle peut prendre fin à la même date que l'offre permise, sous réserve de l'exigence relative à une durée minimale de 35 jours.

STRUCTURE DU CAPITAL

	Au 31 décembre 2003[1]	Au 30 juin 2004[1]	Compte tenu de l'échange de reçus de souscription, du financement par emprunts, de la consolidation, de la réduction du capital déclaré et de l'acquisition[2) 3)]
		(non vérifié)	(non vérifié)
		(en milliers)	
Dette à long terme (incluant la tranche à court terme)			
Obligations découlant des contrats de location-acquisition	– $	– $	13 079 $
Obligations découlant de la dette	–	–	17 500
Autres éléments de passif	–	–	1 005
Débentures convertibles	2 000	2 933	2 933
Billets garantis de premier rang	–	–	•
Capitaux propres			
Actions ordinaires	21 379	24 848	•
(nombre autorisé – illimité)	(169 848 actions)	(203 105 actions)	(• actions)
Souscription d'actions à recevoir	(250)	(90)	(90)
Actions ordinaires devant être émises	47 (768 actions)	–	–
Options sur actions	1 580 (16 500 options)	1 694 (17 895 options)	1 694 (17 895 options)
Bons de souscription d'actions	4 434 (78 894 bons de souscription)	5 843 (90 426 bons de souscription)	• (• bons de souscription)
Bons de souscription d'actions devant être émis	51 (768 bons de souscription)	–	–
Surplus d'apport	516	516	516
Déficit	(19 096)	(21 979)	–
Total de la structure du capital	10 661 $	13 765 $	• $

Notes :

1) Se reporter aux états financiers consolidés de la société.

2) Se reporter aux états financiers consolidés pro forma.

3) Les actionnaires de ONTZINC ont été convoqués à une assemblée extraordinaire qui sera tenue le 8 décembre 2004 dans le but, notamment, d'autoriser la consolidation des actions ordinaires à raison de une nouvelle action ordinaire contre 40 anciennes actions ordinaires et d'autoriser une réduction du capital déclaré d'environ 21 978 000 $.

Le texte qui suit résume la dette et les autres éléments de passif importants que nous prévoyons avoir après la réalisation de l'acquisition.

Billets

Nous entendons utiliser le produit net tiré du présent placement et le produit net provenant du financement par emprunt projeté pour financer l'acquisition.

Sur une base pro forma, nous avons pris en charge l'émission de billets garantis de premier rang à • % d'un capital global de • millions de dollars américains échéant le • 2011. Calculé en dollars canadiens, le produit total serait converti selon un taux de change de 1,00 $ US = • $, pour un produit net de • $.

Prêt contracté auprès de la province du Manitoba

À l'heure actuelle, CMMB a un prêt sans intérêt de 17,5 millions de dollars auprès de la province du Manitoba, garanti par une lettre de crédit de soutien irrévocable émise par une banque canadienne et garanti par Anglo American plc. Ce prêt est payable en versements répartis comme suit : 2 millions de dollars payables le 14 juin 2005, 4 millions de dollars payables les 14 juin 2006 et 2007 et 7,5 millions de dollars payables le 14 juin 2008. Les modalités existantes de ce prêt prévoient son remboursement, ainsi qu'une prime, en cas de changement de contrôle de CMMB. Nous avons l'intention de négocier la prolongation de ce prêt avec la province du Manitoba selon des modalités comparables à celles du prêt existant. Si nous ne sommes pas en mesure de négocier à nouveau ce prêt, le capital impayé y afférent deviendra sera remboursé avant la réalisation de l'acquisition. Le bilan consolidé et l'état des résultats d'exploitation pro forma tiennent compte de la prolongation du prêt.

Obligations au titre d'un contrat de location-acquisition

Au 30 juin 2004, CMMB avait des obligations au titre d'un contrat de location-acquisition selon lesquelles les paiements de location minimaux au cours des cinq prochaines années s'élèvent au total à environ 13,1 millions de dollars. Les détails de ces paiements sont décrits plus amplement à la note 7 intitulée « Obligations au titre d'un contrat de location-acquisition » des états financiers consolidés de la société mère CMMB. Après l'acquisition, nous serons responsables des obligations au titre d'un contrat de location-acquisition de CMMB, comme il est reflété dans le bilan consolidé et l'état des résultats d'exploitation pro forma.

Ligne de crédit bancaire

Nous avons reçu une feuille de modalités de prêt indicative en vue d'obtenir une ligne de crédit d'exploitation de 50 000 000 $ devant être garantie par les comptes débiteurs et les stocks. La ligne de crédit sera utilisée pour couvrir les besoins en espèces à court terme et pour garantir les lettres de crédit.

Contrats de sûreté en matière de restauration

CMMB a un contrat de sûreté daté du 31 mars 1999 en faveur de la province de la Saskatchewan relatif à ses engagements de restauration en Saskatchewan. À titre de sûreté pour la mise en œuvre des plans de déclassement relatifs à ses engagements en Saskatchewan, CMMB a donné à la province de la Saskatchewan une sûreté grevant l'ensemble du matériel d'exploitation de la mine, des immeubles et des accessoires fixes qui lui appartiennent et qui sont situés sur les terrains ainsi qu'une charge de premier rang sur tous les produits tirés de la vente de ce matériel d'exploitation de la mine, de ces immeubles et de ces accessoires fixes.

En outre, CMMB a un contrat de sûreté daté du 7 mai 2004 en faveur de la province du Manitoba relatif à ses engagements de restauration au Manitoba. À titre de sûreté pour la mise en œuvre d'un plan de déclassement relatif à ses engagements au Manitoba, CMMB a donné à la province du Manitoba une sûreté grevant l'ensemble du matériel d'exploitation de la mine, des immeubles et des accessoires fixes qui lui appartiennent et qui sont situés sur les terrains ainsi qu'une charge de premier rang sur tous les produits tirés de la vente de ce matériel d'exploitation de la mine, de ces immeubles et de ces accessoires fixes.

Les sûretés données aux provinces de la Saskatchewan et du Manitoba ont égalité de rang.

OPTIONS D'ACHAT DE TITRES

Régime d'intéressement en actions

Notre régime d'options d'achat d'actions (le « régime d'options d'achat d'actions ») daté du 9 juillet 2002, en sa version modifiée le 5 juillet 2004, est conçu pour encourager nos administrateurs, nos membres de la haute direction, nos employés et nos conseillers, ainsi que ceux des membres du même groupe que nous et des autres personnes désignées, à avoir la propriété d'actions ordinaires. Aux termes du régime d'options d'achat d'actions, des options ne peuvent être octroyées qu'à nos administrateurs, à nos membres de la haute direction, à nos employés et à nos conseillers, ainsi qu'à ceux de nos filiales et des autres personnes désignées, comme le conseil d'administration le décide de temps à autre. Le nombre d'actions qui peuvent être réservées aux fins d'émission aux termes du régime

d'options d'achat d'actions se limite à 10 % des actions ordinaires émises et en circulation à la date de l'octroi des options. Les nombre maximal d'actions ordinaires qui peuvent être réservées aux fins d'émission à une même personne aux termes du régime d'options d'achat d'actions correspond à 5 % des actions ordinaires en circulation au moment de l'octroi (calculé compte non tenu de la dilution). Les actions visées par une option qui, pour une quelconque raison, est annulée ou devient caduque avant la levée seront disponibles aux fins d'un octroi ultérieur aux termes du régime d'options d'achat d'actions. Le prix de l'option de toute action ordinaire ne peut être inférieur au cours de clôture des actions ordinaires le jour précédant immédiatement le jour au cours duquel l'option est octroyée, déduction faite de tout escompte permis en vertu des politiques de la TSX de croissance. Les options octroyées aux termes du régime d'options d'achat d'actions peuvent être levées pendant une période n'excédant pas cinq ans, sous réserve d'une expiration anticipée lors de la cessation d'emploi du porteur d'options, lorsque celui-ci cesse d'être notre employé, notre membre de la haute direction, notre administrateur ou notre conseiller ou celui de l'une quelconque de nos filiales ou lorsqu'il cesse d'avoir une relation désignée avec nous, selon le cas, ou au moment où il prend sa retraite, devient invalide de façon permanente ou décède. Les options sont incessibles. Le régime d'options d'achat d'actions contient des dispositions prévoyant un rajustement du nombre des actions ordinaires pouvant être émises aux termes de celui-ci dans le cas d'une division, d'une consolidation, d'une reclassification ou d'un changement des actions ordinaires, d'une fusion ou d'un autre changement pertinent dans la structure de notre capital. Sous réserve de l'approbation des actionnaires dans certaines circonstances, le conseil d'administration peut de temps à autre modifier ou revoir les modalités du régime d'options d'achat d'actions.

Le tableau suivant constitue un résumé des options en circulation en date du 5 novembre 2004 qui ont été octroyées à nos administrateurs, nos membres de la direction, nos employés ou nos conseillers aux termes du régime d'options d'achat d'actions.

Catégorie de porteurs d'options (nombre de porteurs d'options dans la catégorie)	Nombre d'actions ordinaires visées par l'option	Date de l'octroi	Prix de levée ($)	Date d'expiration
Hauts dirigeants et anciens hauts dirigeants, en tant que groupe (4)	300 000	12 mars 2002	0,11 $	26 août 2006
	700 000	30 juillet 2003	0,11 $	1er août 2008
	1 100 000	27 novembre 2003	0,10 $	27 novembre 2008
	8 000 000	21 juillet 2004	0,12 $	21 juillet 2009
	4 000 000	9 novembre 2004	0,16 $	9 novembre 2009
Administrateurs et anciens administrateurs qui ne sont pas également des hauts dirigeants, en tant que groupe (4)	750 000	14 juin 2001	0,15 $	13 juin 2006
	425 000	12 mars 2002	0,25 $	26 août 2006
	1 000 000	30 juillet 2003	0,11 $	28 août 2008
	1 420 000	1er août 2003	0,11 $	1er août 2008
	250 000	27 novembre 2003	0,10 $	27 novembre 2008
	350 000	2 décembre 2003	0,25 $	26 août 2007
	400 000	2 décembre 2003	0,10 $	26 août 2007
	400 000	2 décembre 2003	0,10 $	26 août 2007
Employés (6)	150 000	14 juin 2001	0,15 $	13 juin 2006
	500 000	27 novembre 2003	0,10 $	27 novembre 2008
	400 000	3 décembre 2003	0,25 $	26 août 2007
	75 000	1er janvier 2004	0,10 $	27 novembre 2008
	500 000	7 juin 2004	0,10 $	7 juin 2009
	75 000	30 juillet 2003	0,11 $	1er août 2008
	20 795 000			

BONS DE SOUSCRIPTION

Au 5 novembre 2004, les bons de souscription d'actions ordinaires suivants étaient en circulation. Le tableau suivant n'inclut pas les bons de souscription qui doivent être émis au moment de l'échange des reçus de souscription.

Nombre en circulation	Prix d'exercice	Date d'expiration
350 000	0,13 $	24 février 2005
6 650 000	0,13	30 mai 2005
2 805 650	0,13	25 juin 2005
2 086 544	0,13	25 août 2005
250 000	0,10	3 octobre 2005
26 672 734	0,14	Du 8 au 23 septembre 2005
33 000 000	0,12 $ US	Du 9 au 21 octobre 2005
768 400	0,12 $ US	13 janvier 2006
1 984 200	0,30 $	Du 23 au 31 décembre 2005
374 840	0,25	30 décembre 2005[1)]
15 553 798	0,20	31 mars 2006
17 260 000	0,06	28 septembre 2006
3 452 000	0,05	28 septembre 2006[2)]
111 208 166		

Notes :

1) Chaque bon de souscription d'action ordinaire peut être exercé contre une unité, qui est constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire sous-jacent entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,30 $, en tout temps avant le 31 décembre 2005.

2) Chaque bon de souscription d'action ordinaire peut être exercé contre une unité, qui est constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire sous-jacent entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,06 $, en tout temps avant le 28 septembre 2006.

VENTES ANTÉRIEURES

Le tableau suivant contient les détails relatifs aux ventes antérieures d'actions ordinaires qui ont été effectuées au cours de la période de 12 mois précédente.

Date d'émission	Nombre d'actions ordinaires	Prix par action ordinaire
Septembre 2004[1)]	34 520 000	0,05 $
Juin 2004[2)]	31 107 594	0,18 $
Avril 2004[3)]	160 000	0,25 $
Décembre 2003[4)]	4 068 400	0,25 $
Novembre 2003[5)]	1 183 333	0,15 $ US

Notes :

1) Un placement privé de 34 520 000 unités au prix de 0,05 $ l'unité, chacune de ces unités étant constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,06 $, en tout temps avant le 30 septembre 2006. Dans le cadre du placement privé d'unités d'ONTZINC réalisé le 30 septembre 2004, Valeurs Mobilières Northern Inc., le principal placeur pour compte à l'égard de ce financement, détient une option pour attributions excédentaires en vue d'acheter jusqu'à 5 178 000 unités au prix d'émission de 0,09 $ l'unité, à tout moment avant le 30 novembre 2004. Chacune de ces

unités est composée d'une action ordinaire et d'un demi bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier peut être exercé pour une action ordinaire au prix de 0,12 $ pour une période de deux ans à partir de la date d'émission. En outre, Valeurs Mobilières Northern Inc. a droit de recevoir des bons de souscription de courtier lui conférant le droit d'acquérir le nombre d'unités correspondant à 10 % des unités vendues aux termes des attributions excédentaires, à un prix de 0,09 $ l'unité. Nous nous attendons à ce que Valeurs Mobilières Northern Inc. exerce son option pour attributions excédentaires.

2) Un placement privé de 31 107 594 unités au prix de 0,18 $ l'unité, chaque unité étant constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,20 $, en tout temps avant le 31 mars 2006.

3) Nous avons acquitté une dette de 40 000 $ contractée auprès d'un créancier par l'émission de 160 000 actions ordinaires.

4) Un placement privé de 4 068 400 unités au prix de 0,25 $ l'unité, chaque unité étant constituée de une action ordinaire accréditive et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription entier confère à son porteur le droit d'acheter une action ordinaire accréditive au prix de 0,30 $, en tout temps avant le 23 au 31 décembre 2005.

5) Un placement privé de 1 833 333 actions ordinaires au prix de 0,15 $ US l'action ordinaire.

FOURCHETTE DU COURS ET VOLUME DES OPÉRATIONS

Nos actions ordinaires sont inscrites à la cote de la TSX de croissance sous le symbole « OTZ ». Le volume des opérations et le cours de clôture de nos actions ordinaires au cours des périodes indiquées sont présentés dans le tableau suivant.

Période	Maximal ($)	Minimal ($)	Volume (Actions)
2002			
Quatrième semestre		0,05 $	8 047 248
2003			
Premier semestre	0,14 $	0,07 $	3 139 966
Deuxième trimestre	0,19	0,07	5 977 970
Troisième trimestre	0,30	0,07	12 292 356
Quatrième trimestre	0,35	0,20	17 580 925
2004			
Premier trimestre	0,26 $	0,145 $	59 094 841
Deuxième trimestre	0,165	0,08	55 023 631
Juillet	0,10	0,045	19 391 744
Août	0,07	0,05	10 110 806
Septembre	0,06	0,045	5 784 172
Octobre	0,16	0,05	50 090 108

Le 9 novembre 2004, soit le dernier jour au cours duquel les actions ordinaires ont été négociées avant la date du présent prospectus, le cours de clôture de nos actions ordinaires à la cote de la TSX de croissance était de 0,16 $ l'action.

TITRES ENTIERCÉS

Le tableau suivant présente des renseignements relatifs à nos titres entiercés en date du 9 novembre 2004.

Désignation de la catégorie	Nombre de titres entiercés	Pourcentage de la catégorie
Actions ordinaires[1]	1 818 756	0,8 %
Actions ordinaires[2]	5 400 000	2,3 %
Actions ordinaires[3]	4 850 245	2,0 %
Actions ordinaires[4]	31 308 909	13,2 %

Notes :

1) Relativement aux actions ordinaires détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 19 avril 2003, les autres dates de libération sont les suivantes : le 5 janvier 2005, le 5 juillet 2005, le 5 janvier 2006, le 5 juillet 2006 et le 5 janvier 2007. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

2) Relativement aux actions détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 3 décembre 2002, les autres dates auxquelles les actions ordinaires entiercées devraient être libérées sont le 4 décembre 2004, le 4 juin 2005 et le 4 décembre 2005. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

3) Relativement aux actions détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 28 février 2002, la seule autre date de libération est le 12 mars 2005. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

4) Relativement aux actions détenues aux termes d'une convention de mise en commun que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et nos initiés qui détiennent des actions ordinaires, datée du 13 octobre 2004. Ces actions ordinaires seront libérées du blocage à la réalisation ou à l'annulation de l'acquisition, selon la première de ces occurrences.

ACTIONNAIRES PRINCIPAUX

À notre connaissance, en date du présent prospectus, la seule personne ou société qui est propriétaire véritable, directement ou indirectement, de plus de 10 % des actions ordinaires émises et en circulation compte non tenu de l'émission et de l'échange des reçus de souscription, ou qui exerce un contrôle ou une emprise sur un tel pourcentage d'actions, est la personne qui figure dans le tableau ci-dessous.

Actionnaire	Nombre d'actions ordinaires	Pourcentage d'actions ordinaires en circulation compte non tenu de l'échange des reçus de souscription	Pourcentage d'actions ordinaires en circulation compte tenu de l'échange des reçus de souscription
Gregory Peebles[1)]	30 200 000	12,71 %	•

1) M. Peebles détient également 14 539 797 bons de souscription d'actions ordinaires et 10 526 000 options d'achat d'actions.

ADMINISTRATEURS ET DIRIGEANTS

Le tableau suivant présente le nom, le lieu de résidence et l'occupation principale de chacune des personnes qui est l'un de nos administrateurs et/ou l'un de nos hauts dirigeants ainsi que le nombre d'actions dont elle a la propriété et le poste qu'elle occupe. La déclaration quant au nombre d'actions ordinaires détenues en propriété véritable, directement ou indirectement, par les administrateurs et les membres de la haute direction nommés ci-après, ou sur lesquelles ceux-ci exercent un contrôle ou une emprise, est, dans chaque cas, fondée sur les renseignements qui sont fournis par la personne concernée et est faite en date du 5 novembre 2004. Tous nos administrateurs exercent leurs fonctions jusqu'à la prochaine assemblée annuelle de nos actionnaires ou jusqu'à ce que leurs successeurs soient élus ou nommés.

Nom et lieu de résidence	Poste occupé au sein de la Société	Occupation principale	Nombre d'actions ordinaires détenues en propriété véritable, directement ou indirectement, ou sur lesquelles un contrôle ou une emprise est exercé
GREGORY J. PEEBLES[1] ... Toronto (Ontario)	Administrateur depuis le 12 mars 2002, président du conseil et chef de la direction	Président du conseil et chef de la direction de la Société	30 200 000
RICHARD W. BRISSENDEN[1] .... Toronto (Ontario)	Administrateur depuis le 13 juin 2003	Président du conseil d'Excellon Resources Inc.	Néant
PETER T. GEORGE .... Hamilton (Ontario)	Administrateur depuis le 21 avril 2004 et président	Président de la Société	708 909
CHRISTOPHER O. IRWIN[1] .... Toronto (Ontario)	Administrateur depuis le 13 juin 2003 et secrétaire général	Avocat au sein de Wildeboer & Dellelce LLP	200 000
DOUGLAS SCHARF .... Toronto (Ontario)	Premier vice-président et chef des services financiers	Premier vice-président et chef des services financiers de la Société	Néant

1) Membre du comité de vérification.

Chacune des personnes précédentes occupe son occupation principale actuelle ou un autre poste ou une autre fonction au sein de la même société qui figure en regard de son nom depuis les cinq dernières années, à l'exception des personnes suivantes : M. Peebles qui, de juin 1983 à août 2004, était associé du cabinet juridique Cassels Brock & Blackwell LLP; M. George qui, d'octobre 2003 à avril 2004, était notre vice-président, Exploration et nouveaux projets et qui, auparavant, de janvier 1996 à octobre 2003, était géologue délégué au sein de A.C.A. Howe International, Limited et géologue-conseil autonome; M. Irwin qui, de janvier 2001 à décembre 2003, était associé du cabinet juridique Power Budd LLP, et qui, auparavant, de décembre 1998 à janvier 2000, était associé du cabinet juridique Boyle & Company; et M. Scharf qui, depuis juin 1996, est président de Douglas Scharf International Inc., société de prestation de services financiers à l'intention des sociétés minières.

Au 8 novembre 2004, nos administrateurs et nos hauts dirigeants, en tant que groupe, étaient les propriétaires véritables, directement ou indirectement, de plus de 31 108 909 actions ordinaires, ce qui représente environ 13,10 % du nombre total d'actions ordinaires en circulation compte non tenu de l'échange des reçus de souscription, ou exerçaient un contrôle ou une emprise sur celles-ci.

Nos administrateurs et membres de la direction après l'acquisition

Le tableau suivant présente le nom, le lieu de résidence et l'occupation principale de chacune des personnes qui sera l'un de nos administrateurs et/ou l'un de nos hauts dirigeants après la réalisation de l'acquisition ainsi que le poste qu'elle occupe. Veuillez prendre note que le tableau suivant n'inclut aucune déclaration quant aux actions ordinaires détenues en propriété véritable, directement ou indirectement, par les administrateurs et/ou aux hauts dirigeants, ou sur lesquelles un contrôle ou une emprise est exercé par ceux-ci. Tous les administrateurs pourront occuper leur poste jusqu'à la prochaine assemblée annuelle de nos actionnaires ou jusqu'à ce que leurs successeurs soient élus ou nommés.

Nom et lieu de résidence	Poste occupé au sein de la Société	Occupation principale
GREGORY J. PEEBLES........................ Toronto (Ontario)	Administrateur depuis le 12 mars 2002, président exécutif et directeur général	Président du conseil exécutif et directeur général de la Société
RICHARD W. BRISSENDEN[1] .... Toronto (Ontario)	Administrateur depuis le 13 juin 2003	Président du conseil d'Excellon Resources Inc.
PETER T. GEORGE............................ Hamilton (Ontario)	Administrateur depuis le 21 avril 2004 et vice-président, Exploration	Vice-président, Exploration de la Société
CHRISTOPHER O. IRWIN[1] .... Toronto (Ontario)	Administrateur depuis le 13 juin 2003	Avocat au sein de Wildeboer & Dellelce LLP
PETER JONES.................................... Flin Flon (Manitoba)	Administrateur[2], président et chef de la direction	Président et chef de la direction de la Société
IAN CONN .... Dallas, Texas	Administrateur[2]	Expert-conseil en gestion
NORMAN ANDERSON .... Vancouver (Colombie-Britannique)	Administrateur[2]	Président d'Anderson & Associates
JAMES W. ASHCROFT....................... Sudbury (Ontario)	Administrateur[2]	Conseiller minier
DOUGLAS SCHARF .... Toronto (Ontario)	Vice-président directeur, Expansion de l'entreprise	Vice-président directeur, Expansion de l'entreprise de la Société
H. RUSSELL ROOD .... Winnipeg (Manitoba)	Président, Division des produits miniers	Président, Division des produits miniers de la Société
ALAN HAIR.. Winnipeg (Manitoba)	Vice-président, Métallurgie, sécurité, santé et environnement	Vice-président, métallurgie, sécurité, santé et environnement de la Société
JOHN KNOWLES .... Winnipeg (Manitoba)	Vice-président et chef des services financiers	Vice-président et chef des services financiers de la Société

Nom et lieu de résidence	Poste occupé au sein de la Société	Occupation principale
BRIAN GORDON .... Winnipeg (Manitoba)	Vice-président et chef du contentieux	Vice-président et chef du contentieux de la Société
TOM GOODMAN .... Winnipeg (Manitoba)	Vice-président, Services techniques et ressources humaines	Vice-président, Services techniques et ressources humaines de la Société

1) Membre du comité de vérification.
2) Nommé pour être élu à titre d'administrateur lors d'une assemblée extraordinaire des actionnaires devant être tenue le 8 décembre 2004, ou à toute assemblée de reprise de celle-ci en cas d'ajournement, sous réserve de la réalisation de l'acquisition.

Administrateurs et dirigeants

Le texte qui suit est une brève biographie de chacune des personnes qui sera l'un de nos administrateurs et/ou l'un de nos dirigeants après l'acquisition.

Gregory J. Peebles – *Président du conseil, chef de la direction et administrateur.* M. Peebles a la responsabilité de superviser notre stratégie et notre exploitation. Il a une vaste expérience à des postes de haut dirigeant et de direction ainsi qu'une expérience en droit des sociétés. Il a travaillé auprès de nombreuses sociétés publiques et privées, à titre d'administrateur d'un bon nombre de sociétés minières et s'occupant souvent d'acquisitions et de liquidations, du financement des entreprises et de la régie d'entreprise. Il se spécialise en fusions et acquisitions, ayant réalisé plusieurs de ces opérations dans le milieu des affaires canadien et étranger. Au cours de sa carrière en tant que spécialiste principal en droit des sociétés, il participait pleinement à la haute direction de Cassels Brock & Blackwell LLP, en tant qu'associé directeur et de président du conseil du comité de finances du cabinet, ainsi que chef du service de droit commercial pendant plus de cinq ans. En 1981, M. Peebles a obtenu son baccalauréat en droit de l'Université de Western Ontario située à London, en Ontario. Il est membre de l'Association du Barreau canadien et est un ancien membre du Canadian Managing Partner Roundtable.

Richard Brissenden – *Administrateur.* M. Brissenden est comptable agréé. Il est président d'Excellon Resources Inc., société d'exploration et de mise en valeur des minéraux, depuis septembre 1990. Depuis février 1996, il est président de Regal Goldfields Limited, société d'exploration et de mise en valeur des minéraux. M. Brissenden est également administrateur de diverses autres sociétés publiques.

Peter George – *Vice-président, Exploration et administrateur.* M. George est chargé d'évaluer et de mettre en valeur des projets miniers, des programmes d'exploration continus et de cibler et d'évaluer les nouveaux projets miniers aux fins d'acquisition. M. George compte plus de 36 années d'expérience dans l'industrie minière canadienne et mondiale. Il est titulaire d'un baccalauréat ès sciences avec spécialisation en géologie de l'Université Queen's située à Kingston, en Ontario. Il est *fellow* de l'Association géologique du Canada et membre de l'Association of Professional Geoscientists of Ontario.

Chris Irwin – *Administrateur.* M. Irwin est associé de Wildeboer Dellelce, LLP depuis janvier 2004. De janvier 2001 à décembre 2004, il était associé de Power Budd LLP, avocats et conseillers juridiques. Auparavant, de décembre 1998 à décembre 2000, il était associé de Boyle & Company, avocats et conseillers juridiques. M. Irwin a obtenu son baccalauréat ès arts de l'Université Bishop située à Lennoxville, au Québec, en 1990 et son baccalauréat en droit de l'Université du Nouveau-Brunswick située à Fredericton, au Nouveau-Brunswick, en 1994. M. Irwin est membre du Barreau du Haut Canada depuis 1996. Il est administrateur et/ou membre de la direction de plusieurs sociétés publiques.

Peter R. Jones, ing. – *Président, chef de la direction et administrateur.* M. Jones est président et chef de la direction de CMMB depuis 2002. Il s'est joint à CMMB en 1995 à titre de vice-président, Exploitation minière et a par la suite occupé les postes de premier vice-président, Projets et de président, Division métallurgique. À titre de premier vice-président, Projets il avait la responsabilité des 777 projets. Avant de se joindre à CMMB, il a occupé diverses fonctions relatives à l'exploitation et aux projets au sein de Cominco Limitée, de Cap Breton Development Corporation et de Cominco Engineering Services. Il possède une vaste expérience pour avoir travaillé dans le domaine des mines de potasse, des mines de plomb, des mines de zinc à ciel ouvert et souterraines et des mines d'or

et il a dirigé un grand nombre d'études de faisabilité et de services de gestion pour le compte d'un large éventail de clients dans le monde..M. Jones a obtenu son diplôme de Camborne School of Mines, au Royaume-Uni, en 1969 et de Banff School of Advanced Management en 1984. M. Jones est président de la Mining Association of Manitoba et administrateur de la Mining Association of Canada.

Ian Conn – *Administrateur.* M. Conn est le conseiller personnel de plusieurs chefs de la direction en Chine, en France et en Australie. Il est l'ancien président et chef de la direction de l'unité d'entreprise d'Asie et du Pacifique de Thomas Group Incorporated Limited. M. Conn a obtenu un baccalauréat en ingénierie de l'Université Queens située à Kingston, en Ontario. Il a siégé à un grand nombre de conseils d'administration.

Norman Anderson, ing. – *Administrateur.* M. Anderson évolue dans le secteur minier depuis plus de 50 ans et est l'ancien président du conseil et chef de la direction de Cominco Ltée. À l'heure actuelle, M. Anderson est président de la société de conseil en gestion Anderson & Associates. Depuis 1987, il occupe un rôle actif en matière de conseils, tout particulièrement en ce qui a trait aux conseils concernant les contrôles préalables et les évaluations pour les institutions financières et les sociétés minières. Il est titulaire d'un baccalauréat ès sciences en géologie appliquée de l'Université du Manitoba située à Winnipeg, au Manitoba. M. Anderson siège à bon nombre de conseils d'administration de sociétés publiques. Il est *fellow* et expert-ingénieur breveté de l'Institute of Mining and Metallurgy ainsi que membre du CIM et de l'American Institute of Mining, Metallurgical, and Petroleum Engineers.

James W. Ashcroft, ing. – *Administrateur.* M. Ashcroft est président de J.W. Ashcroft & Associates, société de consultation minière. À titre d'ancien président d'INCO Limitée, il s'est occupé de la gestion d'une société minière à intégration verticale et, pendant son mandat, il a achevé un projet minier de 270 millions de dollars et a amélioré son dossier sur la sécurité et l'environnement et a maintenu des relations de travail stables. Il a reçu un diplôme national en ingénierie du Wigan Mining College situé dans le Lancashire, en Angleterre, et a complété l'Executive Management Training Course de la Richard Ivey School of Business. M. Ashcroft siège à bon nombre de conseils d'administration et, dans certains cas, il siège aux comités de régie d'entreprise, de vérification, et de l'environnement et de la santé, de ces conseils.

Douglas Scharf – *Vice-président directeur, Expansion de l'entreprise.* M. Scharf compte plus de 25 années d'expérience dans les secteurs de l'exploitation et de la fusion des métaux communs et des métaux précieux à l'échelle internationale. Il a participé à un grand nombre d'acquisitions, de fusions, de financements et de projets de mise en valeur. À titre de chef des services financiers de Dome Mines Group of Companies, il a joué un rôle clé en ce qui a trait à la création de Placer Dome Inc. M. Scharf était le vice-président, Finances de Placer Dome Inc. en plus d'être administrateur et chef des services financiers de la Corporation minière Inmet. Il a rempli les fonctions d'administrateur et de conseiller auprès de bon nombre de sociétés minières. M. Scharf est comptable agréé et titulaire d'un baccalauréat ès arts en économie de l'Université York située à Toronto, en Ontario.

H. Russel Rood – *Président, Division des produits miniers.* M. Rood travaille au sein de CMMB depuis six ans. Auparavant, il a travaillé au sein de De Beers, où il a occupé divers postes de haute direction. M. Rood est titulaire d'un baccalauréat en génie civil et d'un baccalauréat en génie minier de l'Université de Witwatersrand en Afrique du Sud. Il a également assisté, à temps partiel, à un programme de gestion de la School of Business Leadership de Johannesburg, en Afrique du Sud. M. Rood est membre du South African Institute of Mining.

Alan Hair – *Vice-président, Métallurgie, sécurité, santé et environnement.* Depuis qu'il s'est joint à CMMB en 1996, M. Hair a occupé diverses fonctions de gestion des opérations des installations de surface et a été nommé vice-président, Métallurgie au début de 2004. Avant de se joindre à CMMB, M. Hair était directeur de fusion de la fonderie de zinc de MIM située à Avonmouth, en Angleterre. En 1983, il a obtenu de la University of Leeds, en Angleterre un baccalauréat ès sciences avec spécialisation en génie minier.

John L. Knowles – *Vice-président et chef des services financiers.* Depuis 20 ans, M. Knowles occupe des postes supérieurs au sein de sociétés publiques et privées du secteur des ressources naturelles du Canada et de l'Afrique. Il est comptable agréé et est titulaire d'un baccalauréat avec spécialisation en commerce de l'Université Queen's. Il a siégé au comité fiscal de la Mining Association of Manitoba Inc. et est vice-président, Finances d'Exploration Anglo-Américaine (Canada), société reliée à CMMB.

Brian D. Gordon – *Vice-président et chef du contentieux.* M. Gordon a obtenu son baccalauréat en droit de l'Université du Manotoba. Anciennement associé d'un grand cabinet juridique du Manitoba, il s'est joint à CMMB en 1994 à titre d'administrateur, de chef du contentieux et de secrétaire général. M. Gordon est membre de la Société du Barreau du Manitoba et de l'Association du Barreau canadien.

Tom A. Goodman – *Vice-président, Services techniques et ressources humaines.* M. Goodman a obtenu son diplôme en technologie chimique et métallurgique du British Columbia Institute of Technology. Il a travaillé au sein d'Anglo-American pendant plus de 26 ans où il a occupé une vaste gamme de postes fonctionnels, techniques et de gestion. Récemment, il a repris son emploi au sein de CMMB après s'être occupé pour le groupe Anglo American de la gestion d'une société de fonderie et d'affinerie du cuivre située en Zambie. M. Goodman est membre de l'Institut canadien des mines, de la métallurgie et du pétrole et de The Minerals, Metals & Materials Society.

Comités du conseil d'administration

À l'heure actuelle, le conseil d'administration compte un comité de vérification. Le conseil d'administration s'assure que la composition du comité de vérification répond aux exigences d'indépendance applicables de la charte de son comité, aux prescriptions de la loi et aux exigences réglementaires applicables. Après la réalisation de l'acquisition et sous réserve de l'approbation des actionnaires, la majorité des administrateurs seront indépendants. De plus, à la suite de la réalisation de l'acquisition, le conseil d'administration s'attend à créer un comité de rémunération et un comité de régie d'entreprise et de mise en candidature.

Comité de vérification

Les membres de notre comité de vérification sont MM. Peebles, Brissenden et Irwin. Les responsabilités du comité de vérification sont les suivantes : superviser la qualité et l'intégrité de nos procédures et contrôles internes; revoir les états financiers annuels et trimestriels et le rapport de gestion s'y rapportant; surveiller notre conformité avec les prescriptions de la loi et les exigences réglementaires relatives à la présentation de l'information financière; embaucher le vérificateur indépendant; approuver les honoraires de vérification externe; revoir les compétences, le rendement et l'indépendance de notre vérificateur indépendant; examiner les recommandations du vérificateur indépendant; surveiller les modifications importantes apportées aux conventions comptables; évaluer les rapports relatifs aux litiges en cours ou imminents; et examiner les irrégularités ou les irrégularités présumées relatives aux comptes et les autres questions qui ont une incidence sur la présentation de l'information financière. Le comité de vérification a le pouvoir de retenir les services de conseillers ou d'experts externes afin de l'aider à remplir ses fonctions. À l'exception de M. Peebles, les membres du comité de vérification sont considérés être des administrateurs indépendants au sens où l'entend la Norme multilatérale 52-110 intitulée *Comités de vérification*. Après la réalisation de l'acquisition, la composition du comité de vérification sera modifiée de manière à ce que tous les administrateurs de ce comité soient indépendants.

Interdiction d'opérations d'une société ou faillite

Aucun de nos administrateurs, de nos dirigeants ou des autres membres de notre direction n'est, ou au cours de la période de 10 ans précédant la date des présentes n'a été, un administrateur, un dirigeant, un promoteur ou un autre membre de la direction de tout autre émetteur qui, pendant que cette personne agissait à titre d'administrateur, de dirigeant, de promoteur ou d'autre membre de la direction de cet émetteur, faisait l'objet d'une interdiction d'opérations ou d'une ordonnance semblable ou s'est vu refuser le droit de se prévaloir de toute dispense prévue par la loi pendant plus de 30 jours consécutifs ou a été déclaré failli ou a fait une cession volontaire de ses biens en vertu de la *Loi sur la faillite*, a fait une proposition concordataire en vertu de la législation sur la faillite ou l'insolvabilité ou a été poursuivi par ses créanciers, a conclu un concordat ou un compromis avec eux, a intenté des poursuites contre eux, a pris des dispositions ou fait des démarches en vue de conclure un concordat ou un compromis avec eux, ou s'est vu nommé un séquestre, un séquestre-gérant ou un syndic de faillite pour détenir ses biens, à l'exception de M. Brissenden, qui est administrateur de Royal Consolidated Ventures Limited faisant l'objet d'une interdiction d'opérations émise le 12 juin 2001 en raison de la non-production de ses états financiers. M. Brissenden était également administrateur de Trenton Industries Inc., société ayant été mise sous séquestre en 1995. M. Brissenden a démissionné de son poste au sein du conseil d'administration de Trenton Industries Inc. immédiatement avant sa faillite.

Amendes et sanctions

Aucun de nos administrateurs, de nos dirigeants ou des autres membres de la direction n'est, ou pendant la période de 10 ans précédant la date des présentes, n'a été (i) assujetti à des amendes ou à des sanctions imposées par un tribunal en vertu de la législation canadienne en valeurs mobilières ou par une Autorité canadienne en valeurs mobilières ou n'a conclu une entente de règlement avec une telle autorité; ou (ii) assujetti à toute autre amende ou sanction imposée par un tribunal ou une Autorité canadienne en valeurs mobilières qui serait susceptible d'être considérée comme étant importante par un investisseur raisonnable prenant une décision en matière de placement.

RÉMUNÉRATION DES DIRIGEANTS

Le tableau suivant (présenté en conformité avec le règlement (le « règlement ») pris en application de la *Loi sur les valeurs mobilières* (Ontario)) présente l'ensemble de la rémunération annuelle et à long terme versée aux personnes qui étaient, au 31 décembre 2003, le chef de la direction, le chef des services financiers et nos trois autres hauts dirigeants les mieux rémunérés dont le total du salaire et de la prime ont excédé 150 000 $ (environ 117 575 $ US) (les « hauts dirigeants désignés ») en contrepartie des services rendus à nos filiales et qui nous sont rendus dans tous les domaines, et ce, pour les trois exercices terminés les 31 décembre 2003, 2002 et 2001 (dans la mesure requise par le règlement).

Tableau sommaire de la rémunération[1)]

		Rémunération annuelle			Rémunération à long terme
Nom et fonctions principales	Année	Salaire ($)	Prime ($)	Autre rémunération annuelle ($)	Titres visés par les options octroyées (nombre)
DOUGLAS SCHARF Chef des services financiers[2)]	2003	37 200	Néant	Néant	500 000

Notes :

1) M. Clifford Frame a démissionné des postes de président et de chef de la direction de la Société avec prise d'effet le 21 avril 2004. M. Peebles a été nommé président du conseil de la Société le 21 avril 2004. M. George a été nommé président de la Société le 21 avril 2004. M. Frame n'a touché aucun salaire ni aucune prime et a reçu une somme de 58 700 $ à titre d'autre rémunération en 2003. M. Frame a reçu 6 600 000 options en 2003 et 1 400 000 options en 2002, qui ont toutes expiré sans avoir été levées. En 2002, M. Frame n'a touché aucun salaire, aucune prime ni aucune autre rémunération.
2) M. Scharf a été nommé premier vice-président et chef des services financiers le 7 octobre 2003.

Aucune option d'achat d'actions n'a été octroyée aux hauts dirigeants désignés, et ceux-ci n'en ont levé aucune, au cours de l'exercice terminé le 31 décembre 2003, à l'exception des 8 000 000 d'options d'achat d'actions octroyées à M. Frame, qui ont expiré sans avoir été levées en 2004, et des 500 000 options d'achat d'actions octroyées à M. Scharf.

Le tableau suivant (présenté en conformité avec le règlement) présente les détails relatifs à la valeur des options non levées en fin d'exercice, dans l'ensemble.

Valeurs des options en fin d'exercice[1)]

Nom	Options non levées au 31 décembre 2003		Valeur des options en jeu non levées au 31 décembre 2003	
	Pouvant être levées (nombre)	Ne pouvant être levées (nombre)	Pouvant être levées ($)	Ne pouvant être levées ($)
DOUGLAS SCHARF Chef des services financiers[2)]	500 000	0	7 500 $	0 $

Notes :

1) M. Frame a reçu 8 000 000 d'options au cours de 2002 et de 2003, qui pouvaient toutes être levées au 31 décembre 2003. Ces options avaient une valeur de 785 000 $ au 31 décembre 2003. M. Frame a démissionné des postes de président et de chef de la direction de la Société avec prise d'effet le 21 avril 2004 et toutes ces options précédemment octroyées ont expiré sans avoir été levées.

2) Le 5 juillet 2004, la Société a modifié le prix des 2 575 000 options précédemment octroyées à 0,10 $, y compris le prix des 500 000 options octroyées à M. Scharf. En fonction du prix révisé, la valeur des options octroyées à M. Scharf au 31 décembre 2003 se serait chiffrée à 7 500 $.

Modification du prix des options

Le 5 juillet 2004, nos actionnaires ont approuvé la modification du prix des options précédemment octroyées à nos administrateurs, nos membres de la haute direction et nos employés. Conformément aux objectifs du régime d'options d'achat d'actions, nous avons modifié le prix des options en circulation en vue d'accroître la motivation personnelle de nos administrateurs, de nos membres de la haute direction et de nos employés, et ce, pour faire progresser nos intérêts. Le tableau suivant présente certains renseignements (comme l'exige le règlement sur les valeurs mobilières) concernant l'unique modification à la baisse du prix des options que nous avons effectuée au cours des dix années précédentes.

Nom	Date de la modification du prix	Titres visés par les options dont le prix a été modifié (nombre)	Cours des titres au moment de la modification du prix (le titre)	Prix de levée au moment de la modification du prix (le titre)	Nouveau prix de levée (le titre)	Durée de la période de validation initiale restante des options à la date de la modification du prix
DOUGLAS SCHARF	5 juillet 2004	500 000	0,09 $	0,024 $	0,10 $	4 ans

Titres autorisés aux fins d'émission aux termes des régimes de rémunération en actions

Le tableau suivant présente les détails de nos régimes de rémunération, en date du 31 décembre 2003, aux termes desquels l'émission de nos titres de participation a été autorisée.

Catégorie de régime	Rémunération en actions	Renseignements relatifs au régime	Nombre de titres restants disponibles aux fins d'émissions futures aux termes des régimes de rémunération en actions (à l'exception des titres figurant à la colonne (a))
	Nombre de titres devant être émis à la levée ou à l'exercice des options, des bons de souscription et des droits en circulation	Prix de levée moyen pondéré des options, des bons de souscription et des droits en circulation	
	(a)	(b)	(c)
Régime de rémunération en actions approuvé par les actionnaires	16 500 000	0,16 $	Néant
Régime de rémunération en actions non approuvé par les actionnaires	Néant	Néant	Néant
Total	**16 500 000**	**0,16 $**	**Néant**

Contrats de travail

M. Peebles, notre président du conseil et chef de la direction, reçoit actuellement une rémunération annuelle de 500 000 $. Il a le droit de recevoir une prime annuelle pouvant correspondre jusqu'à 100 % de son salaire annuel, qui sera déterminée, s'il y a lieu, par nos administrateurs. M. Peebles a également le droit de recevoir divers avantages accessoires correspondant à ses fonctions.

M. Peter George a convenu d'agir comme notre président et administrateur et d'apporter un soutien technique dans le cadre des acquisitions, des nouveaux projets et des projets d'exploration. M. George reçoit des honoraires de conseils mensuels de 30 000 $, dont une somme de 10 000 $ doit être payée mensuellement, dont une somme de 10 000 $ doit être reportée jusqu'à ce que nous soyons en mesure de payer cette somme intégralement et dont une somme de 10 000 $ constitue une prime d'encouragement qui sera cumulée et payée à M. George s'il demeure à notre service pour une durée devant être convenue. Toute somme restante impayée sera cumulée et payée lorsque notre situation financière le permettra. De plus, M. George a le droit de participer à notre régime d'options d'achat d'actions et a le droit de recevoir des primes périodiques fondées sur l'atteinte d'objectifs précis, dont la somme et le moment du versement de ces primes seront déterminés par notre chef de la direction.

Par l'intermédiaire de Douglas Scharf International Inc., M. Douglas Scharf a convenu d'être notre chef des services financiers. M. Scharf reçoit des honoraires de conseils mensuels de 30 000 $, dont une somme de 10 000 $ doit être payée mensuellement, dont une somme de 10 000 $ doit être reportée jusqu'à ce que nous soyons en mesure de payer cette somme intégralement et dont une somme de 10 000 $ constitue une prime d'encouragement qui sera cumulée et payée à M. Scharf s'il demeure à notre service pour toute une durée devant être convenue. Toute somme restante impayée sera cumulée et payée lorsque notre situation financière le permettra, tous les honoraires impayés devant être payés intégralement au plus tard le 30 avril 2006. En outre, M. Scharf a le droit d'adhérer à notre régime d'options d'achat d'actions et a le droit de recevoir des primes périodiques fondées sur l'atteinte d'objectifs précis, dont la somme et le moment du versement de ces primes seront déterminés par notre chef de la direction.

Rémunération des administrateurs

Nous n'avons versé aucune rémunération aux autres administrateurs qui ne sont pas des hauts dirigeants pour les réunions auxquelles ils ont assistées. Nous avons remboursé les menues dépenses raisonnables engagées par tous les administrateurs dans le cadre de leurs fonctions. Comme il est décrit ci-dessus, nous avons rémunéré deux cabinets juridiques, avec lesquels deux de nos administrateurs avaient un lien, pour les services juridiques fournis au cours de notre dernier exercice.

ENDETTEMENT DES ADMINISTRATEURS ET DES HAUTS DIRIGEANTS

Aucun administrateur, haut dirigeant ou cadre de la Société, ni aucune personne ayant un lien avec l'un d'entre eux, n'a contracté de dette envers nous ou l'une quelconque de nos filiales. En outre, aucune des dettes contractées par ces personnes auprès d'une autre entité n'a fait l'objet d'une garantie, d'une entente de soutien, d'une lettre de crédit ou d'une entente similaire auprès de nous ou de l'une quelconque de nos filiales.

MODE DE PLACEMENT

Aux termes d'une convention de prise ferme datée du • 2004 (la « convention de prise ferme ») que nous avons conclue avec Valeurs mobilières GMP Ltée et La Corporation Canaccord Capital, Valeurs Mobilières Haywood Inc., Valeurs Mobilières Orion Inc., Les Associés Harris Ltée, McFarlane Gordon Inc. et Valeurs mobilières Northern Inc. (collectivement, les « preneurs fermes »), nous avons convenu d'émettre et de vendre • reçus de souscription et les preneurs fermes ont convenu d'acheter, le • 2004, ou à une autre date dont nous pourrons convenir avec les preneurs fermes, mais au plus tard le 28 février 2005, sous réserve des modalités qui y sont énoncées, la totalité absolue de ces reçus de souscription au prix de • $ le reçu de souscription, qui nous sera payable sur remise des reçus de souscription. Nous avons déterminé le prix d'offre des reçus de souscription par voie de négociation avec les preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles (et non conjointes ou conjointes et individuelles) et peuvent être résiliées à leur appréciation, en fonction de leur évaluation de l'état des marchés financiers et peuvent également être résiliées à la survenance de certains événements précis. Cependant, les preneurs fermes sont tenus de prendre livraison de tous les reçus de souscription et d'en régler le prix si l'un quelconque des reçus de souscription est acheté aux termes de la convention de prise ferme. Les souscriptions de reçus de souscription seront reçues sous réserve du droit de les rejeter ou de les répartir, en totalité ou en partie, et sous réserve du droit de clore les registres de souscription à tout moment, sans préavis.

Aux termes de la convention de prise ferme, nous avons convenu d'indemniser les preneurs fermes et chacun des membres du même groupe qu'eux, de leurs administrateurs, membres de la direction, employés, associés et mandataires à l'égard de certaines responsabilités.

Nous avons octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») pouvant être levée en tout temps, en totalité ou en partie, avant la clôture du présent placement en vue d'acheter • reçus de souscription supplémentaires au prix d'offre.

Nous avons également octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires »), pouvant être levée en tout temps jusqu'à 30 jours suivant la clôture du présent placement, en vue d'acheter jusqu'à • reçus de souscription supplémentaires au prix d'offre. L'option pour attributions excédentaires peut être levée en totalité ou en partie uniquement aux fins de couverture des attributions excédentaires, s'il y a lieu, ou de stabilisation du marché. Si l'option pour attributions excédentaires est levée après la clôture de l'acquisition, nous émettrons le nombre approprié d'actions ordinaires et de bons de souscription au lieu des reçus de souscription.

Nous avons convenu de payer aux preneurs fermes une rémunération globale de • $ en contrepartie des services rendus dans le cadre du placement des reçus de souscription aux termes du présent placement, qui sera versée à la libération du produit entiercé. À la clôture du placement, nous remettrons aux preneurs fermes un billet à ordre attestant de notre engagement à verser ● $, laquelle portion des frais devra être payée sans égard à la réalisation de l'acquisition. En outre, nous avons convenu d'émettre aux preneurs fermes, en conformité avec les directives de Valeurs mobilières GMP Ltée, le nombre de bons de souscription de courtier correspondant à 6 % du nombre total des reçus de souscription émis dans le cadre du placement, chacun de ces bons de souscription de courtier conférant au porteur le droit d'acquérir une action ordinaire à un prix correspondant à 115 % du prix d'offre pour une période de 24 mois à compter de la date de clôture du placement.

Le présent prospectus vise l'octroi de l'option des preneurs fermes et de l'option pour attributions excédentaires, le placement des reçus de souscription offerts à la levée de ces options et les bons de souscription de courtiers émis aux preneurs fermes.

Si l'option pour attributions excédentaires est levée intégralement, le produit brut tiré du placement, la rémunération de prise ferme et le produit net nous revenant s'élèveront respectivement à • $, • $ et • $. Si l'option des preneurs fermes et l'option pour attributions excédentaires sont toutes deux levées intégralement, le produit brut total tiré du placement, la rémunération de prise ferme et le produit net nous revenant s'élèveront respectivement à • $, • $ et • $.

Conformément aux instructions générales de l'Autorité des Marchés Financiers (Québec) et de la Commission des valeurs mobilières de l'Ontario, les preneurs fermes ne peuvent offrir d'acheter ni acheter les reçus de souscription ou les actions ordinaires pendant toute la durée de la période de distribution. La restriction précédente est assujettie à certaines exceptions, pourvu que l'offre d'acheter ou que l'achat n'est pas effectué dans le but de créer une activité réelle ou apparente sur ces titres ou d'en faire monter le cours. Ces exceptions visent les offres d'achat ou les achats autorisés en vertu des Règles universelles d'intégrité du marché gérées par les Services de réglementation du marché inc. relativement aux opérations de stabilisation du marché et de maintien passif du marché, ainsi que les offres d'achat ou les achats effectués pour le compte d'un client par suite d'un ordre qui n'a pas été sollicité pendant la période de distribution. Conformément à la première exception mentionnée, dans le cadre du présent placement et sous réserve des lois applicables, les preneurs fermes peuvent effectuer des attributions excédentaires ou des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux différents de ceux qui pourraient autrement avoir cours sur le marché libre. Si elles sont commencées, ces opérations peuvent être interrompues à tout moment.

Les reçus de souscription, les actions ordinaires et les bons de souscription devant être émis contre des reçus de souscription et les actions ordinaires pouvant être émises à l'exercice des bons de souscription, n'ont pas été ni ne seront inscrits aux termes de la loi des États-Unis intitulée *Securities Act of 1933*, en sa version modifiée (la « Loi de 1933 »), ou de toute loi étatique sur les valeurs mobilières et ils ne peuvent être offerts ou vendus aux États-Unis ou à des personnes des États-Unis, ou pour leur compte ou à l'avantage de celles-ci, à moins d'êtres inscrits aux termes de la Loi de 1933 et des lois étatiques sur les valeurs mobilières applicables ou d'obtenir une dispense de celles-ci. Chaque preneur ferme a convenu, sauf dans la mesure permise par la convention de prise ferme, de ne pas offrir ni vendre les reçus de souscription dans le cadre du placement des reçus de souscription, en tout temps, aux États-Unis ou à des personnes des États-Unis ou pour le compte de telles personnes ou à leur avantage. Les termes utilisés dans le présent paragraphe et le paragraphe qui suit ont le sens qui leur est donné dans le règlement S pris en application de la Loi de 1933.

Le présent prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat des reçus de souscription aux États-Unis ou à des personnes des États-Unis ou à l'avantage de celles-ci. De plus, jusqu'à 40 jours après le commencement du placement des reçus de souscription, l'offre ou la vente des reçus de souscription au sein des États-Unis par un courtier, qui participe ou non au placement, pourrait contrevenir aux exigences d'inscription de la Loi de 1933.

MODALITÉS DU PLACEMENT

Le présent placement consiste en • reçus de souscription au total, au prix de • $ le reçu de souscription. Compte tenu de la consolidation, chaque reçu de souscription conférera à son porteur le droit de recevoir, sans devoir payer une contrepartie supplémentaire ni devoir prendre d'autres mesures, une action ordinaire (sous réserve d'un rajustement en conformité avec la convention relative aux reçus de souscription) et un demi-bon de souscription à la satisfaction des conditions de libération du blocage (comme ce terme est défini ci-après).

Le texte qui suit est un résumé des caractéristiques importantes des reçus de souscription. **Le présent résumé ne prétend pas être exhaustif et est assujetti aux modalités de la convention relative aux reçus de souscription devant être conclue par la Société et doit être interprété dans son ensemble par renvoi à ces modalités, les preneurs fermes et l'agent d'entiercement et devant porter la date de clôture.**

Les reçus de souscription seront émis à la date de clôture, conformément aux modalités de la convention relative aux reçus de souscription. Tous les reçus de souscription auront un rang égal.

Les fonds entiercés seront remis à l'agent d'entiercement et bloqués par celui-ci. Les fonds entiercés seront investis dans des obligations à court terme portant intérêt et des obligations émises à escompte qui sont émises ou garanties par le gouvernement du Canada, une province canadienne ou une banque canadienne à la condition que ces obligations aient obtenu une note d'au moins R1 (moyen) par DBRS Inc. ou une agence de notation équivalente, comme nous en donnerons la directive par écrit, en attendant que l'agent d'entiercement reçoive l'avis de libération du blocage que nous lui enverrons et qui sera contresigné par Valeurs mobilières GMP Ltée, pour le compte des preneurs fermes. Cet avis de libération du blocage confirme que (i) toutes les conditions préalables à l'acquisition prévues par la convention d'acquisition ont été respectées ou ont fait l'objet d'une renonciation à notre appréciation

et que les renonciations aux termes de la convention de l'acquisition ou des modifications apportées à celle-ci ne font pas en sorte que la description de l'acquisition exposée dans le présent prospectus contienne une information trompeuse (comme ce terme est défini dans la législation en valeurs mobilières) et que les parties à la convention d'acquisition soient disposées à effectuer la clôture lors du prochain jour ouvrable; (ii) nos actionnaires ont approuvé la consolidation; et (iii) nous-même et le chef de file dans le cadre du financement par emprunt avons fournis à l'agent d'entiercement un avis conjoint confirmant que le financement par emprunt est clos ou est prêt à l'être le prochain jour ouvrable (collectivement, les « conditions de libération du blocage »), et enjoint à l'agent d'entiercement d'émettre et de remettre les actions ordinaires et les bons de souscription aux porteurs de reçus de souscription, de la manière et selon les conditions énoncées dans l'entente relative aux reçus de souscription. À la condition que les conditions de libération du blocage soient respectées avant l'échéance, l'agent d'entiercement (i) émettra aux porteurs de reçus de souscription, sans qu'ils aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, une action ordinaire et un demi-bon de souscription pour chaque reçu de souscription qu'ils détiennent; (ii) versera aux preneurs fermes la rémunération des preneurs fermes (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci); et (iii) libérera le reste des fonds entiercés de la Société (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) au plus tard à 17 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas respectées avant l'échéance, ou si la convention d'acquisition est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'achat des reçus de souscription et à leur quote-part de l'intérêt produit ou des autres revenus réalisés sur ceux-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu).

Aux termes de la convention relative aux reçus de souscription, les acheteurs initiaux des reçus de souscription auront un droit de résolution contractuel après l'émission des actions ordinaires et des bons de souscription en leur faveur au moment de l'échange des reçus de souscription. Le droit de résolution conférera à l'acheteur le droit de recevoir la somme payée pour les reçus de souscription si le présent prospectus ou toute modification de celui-ci contient une information trompeuse, pourvu que ce droit de résolution soit exercé dans les 180 jours suivant la clôture du placement.

Sous réserve des lois applicables, nous aurons le droit d'acheter des reçus de souscription de gré à gré ou autrement.

Les souscriptions pour les reçus de souscription seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et il est possible de clore les registres de souscription en tout temps sans préavis. La clôture du présent placement devrait avoir lieu vers le • 2004 (la « date de clôture »), ou à une autre date dont nous pourrons convenir avec les preneurs fermes, mais en aucun cas après le • 2004.

Les reçus de souscription, les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription seront émis sous forme d'« inscription en compte seulement » et doivent être achetés ou transférés par l'intermédiaire d'un adhérent à la CDS. Nous ferons en sorte que des certificats globaux représentant les reçus de souscription, les actions ordinaires et les bons de souscription nouvellement émis soient remis à la CDS ou à son prête-nom, et soient inscrits au nom de la CDS ou de son prête-nom. Tous les droits des porteurs de ces titres doivent être exercés par l'intermédiaire de la CDS ou d'un adhérent à la CDS par l'entremise duquel les porteurs détiennent ces titres et tous les paiements ou toutes les autres sommes auxquels ces porteurs ont droit seront effectués ou remis par la CDS ou un adhérent à la CDS par l'entremise duquel les porteurs détiennent ces titres. Chaque personne qui acquiert des reçus de souscription ne recevra du courtier inscrit auprès ou par l'intermédiaire duquel les reçus de souscription sont acquis qu'une confirmation du client en conformité avec les pratiques et les procédures de ce courtier inscrit. Les pratiques adoptées par les courtiers inscrits peuvent varier, mais en règle générale, les confirmations d'achat sont émises rapidement après l'exécution de l'ordre du client. La CDS a la responsabilité d'établir et de maintenir les inscriptions en compte pour ses adhérents à la CDS ayant des participations dans les reçus de souscription. Nonobstant ce qui précède, les reçus de souscription, les actions ordinaires et les bons de souscription émis aux États-Unis ou à des personnes des États-Unis seront sous forme de certificat définitif remis à leur porteur.

Les porteurs de reçus de souscription ne sont pas des actionnaires de la Société. Ils sont uniquement en droit de recevoir des actions ordinaires et des bons de souscription au moment de l'échange de leurs reçus de souscription ou d'exiger que nous rachetions les reçus de souscription au prix d'émission et de recevoir leur

quote-part de l'intérêt produit ou du revenu réalisé sur ceux-ci, tel qu'il est décrit dans le présent prospectus. Se reporter à la rubrique intitulée « Description des titres faisant l'objet d'un placement – Reçus de souscription »

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de nos conseillers juridiques, Cassels Brock & Blackwell LLP, et Ogilvy Renaud, conseillers juridiques des preneurs fermes, le texte qui suit, en date du présent placement, est un résumé des principales incidences fiscales fédérales canadiennes qui s'appliquent généralement, aux termes de la Loi de l'impôt, à un souscripteur qui acquiert des reçus de souscription dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt et à tout moment pertinent, n'a aucun lien de dépendance avec la Société et n'est pas un membre du même groupe que celle-ci, et qui détient les reçus de souscription ou les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription (collectivement, les « titres ») à titre d'immobilisations. En règle générale, les titres seront traités comme des immobilisations pour leur porteur, pourvu que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise d'achat et de vente de titres et qu'il ne les ait pas acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Le présent résumé ne s'applique pas à un porteur qui est une institution financière (pour l'application des règles d'évaluation à la valeur du marché qui sont définies dans la Loi de l'impôt), une institution financière déterminée ou un porteur dans lequel une participation constitue un abri fiscal déterminé (comme ces termes sont définis dans la Loi de l'impôt).

Le présent résumé se fonde sur les faits énoncés dans le présent placement, sur les dispositions de la Loi de l'impôt et de son règlement d'application qui sont en vigueur en date du présent placement et sur la compréhension qu'ont les conseillers fiscaux des pratiques publiées actuellement par l'Agence du revenu du Canada (l'« ARC ») en matière d'administration et de cotisation, et tient compte de toutes les propositions précises visant à modifier la Loi de l'impôt et son règlement d'application annoncées publiquement par le ministre des Finances du Canada, ou au nom de celui-ci, avant la date du présent placement (les « propositions fiscales »). Rien ne garantit que les propositions fiscales seront mises en œuvre dans leur forme actuelle ni qu'elles le seront. Le présent résumé n'est pas un exposé exhaustif de toutes les incidences fiscales fédérales canadiennes possibles et, à l'exception des propositions fiscales, ne prend en considération ni ne prévoit aucun changement du droit, par voie législative, gouvernementale ou judiciaire, ni des politiques ou des pratiques administratives de l'ARC, ni ne tient compte d'aucune autre incidence ou loi fiscale fédérale, provinciale, territoriale ou étrangère, qui pourraient différer grandement de celles dont il est question dans le présent placement.

Le présent résumé est de nature générale seulement et ne constitue pas un avis juridique ou fiscal à un porteur de titres en particulier. Par conséquent, les porteurs éventuels devraient consulter leurs propres conseillers fiscaux à la lumière de leur situation particulière.

Acquisition des actions ordinaires et des bons de souscription visés par les reçus de souscription.

Le porteur ne réalisera aucun gain ni ne subira aucune perte (1) à l'échange d'un reçu de souscription contre une action ordinaire et un demi-bon de souscription qui s'y rattache. Les acquéreurs d'un reçu de souscription conférant au porteur le droit d'acquérir une action ordinaire et un demi-bon de souscription devront en répartir les coûts totaux entre l'action ordinaire et le demi-bon de souscription, sur une base raisonnable, en vue d'établir leur coût respectif pour l'application de la Loi de l'impôt. Nous attribuerons ● $ à chaque action ordinaire et ● $ au demi bon de souscription. Nous croyons que cette répartition est raisonnable, mais celle-ci ne liera par l'ARC.

Le coût, pour le porteur d'une action ordinaire et d'un demi-bon de souscription acquis à l'échange d'un reçu de souscription, comprendra la somme versée par ce porteur en contrepartie du reçu de souscription. Le prix de base rajusté, pour le porteur d'actions ordinaires, correspondra à la moyenne du coût de l'action ordinaire acquise à l'échange des reçus de souscription et du prix de base rajusté des autres actions ordinaires, le cas échéant, détenues par le porteur à titre d'immobilisations au moment de l'échange.

Exercice ou expiration des bons de souscription

Le porteur ne réalisera aucun gain ni ne subira aucune perte à l'exercice d'un bon de souscription. Le coût, pour le porteur d'une action ordinaire acquise à l'exercice d'un bon de souscription, correspondra au total (i) du prix de base rajusté, pour le porteur, du bon de souscription ainsi exercé, et (ii) du prix versé pour l'action ordinaire (c'est-à-dire le prix d'exercice du bon de souscription). Le coût, pour le porteur d'une action ordinaire acquise à l'exercice d'un bon de souscription, doit correspondre à la moyenne du prix de base rajusté (établi immédiatement avant l'exercice du bon de souscription) de toutes les autres actions ordinaires détenues par le porteur à titre d'immobilisation au moment de l'exercice du droit de souscription.

En règle générale, l'expiration d'un bon de souscription non exercé donnera lieu à une perte en capital correspondant au prix de base rajusté par le porteur du bon de souscription expiré.

Dividendes sur les actions ordinaires

Les dividendes reçus ou réputés être reçus sur les actions ordinaires par un particulier (y compris une fiducie) seront inclus dans le calcul du revenu du particulier aux fins de l'impôt et seront assujettis aux règles en matière de majoration des dividendes et de crédit d'impôt pour dividendes qui s'appliquent habituellement aux dividendes reçus de sociétés canadiennes imposables. Les dividendes imposables reçus par un particulier seront pris en considération dans le calcul de son obligation potentielle à l'égard de l'impôt minimum de remplacement. Le porteur qui est une société par actions inclura les dividendes reçus ou réputés avoir été reçus sur les actions ordinaires dans le calcul de son revenu aux fins de l'impôt et sera habituellement autorisé à déduire le montant de ces dividendes dans le calcul de son revenu imposable, de sorte qu'il n'aura aucun impôt à payer sur ceux-ci. Certaines sociétés par actions, y compris des sociétés privées ou des sociétés assujetties (comme ces termes sont définis dans la Loi de l'impôt) peuvent être tenues de payer un impôt remboursable aux termes de la partie IV de la Loi de l'impôt, au taux de 33 1/3 % sur les dividendes reçus ou réputés être reçus sur les actions ordinaires, dans la mesure où ces dividendes sont déductibles dans le calcul de son revenu imposable.

Autres dispositions de reçus de souscription, d'actions ordinaires et de bons de souscription

La disposition réelle ou réputée, par le porteur d'un reçu de souscription (sauf, il est entendu, à l'échange de celui-ci contre une action ordinaire et un demi-bon de souscription) d'une action ordinaire ou d'un bon de souscription (à l'exclusion de la disposition d'un bon de souscription à l'exercice ou à l'expiration de celui-ci) entraînera généralement un gain en capital (ou une perte en capital) pour le porteur, correspondant au total de l'excédent (ou de l'insuffisance) du produit de disposition du reçu de souscription, de l'action ordinaire ou du bon de souscription, le cas échéant, sur le total du prix de base rajusté du reçu de souscription, de l'action ordinaire ou du bon de souscription pour le porteur, selon le cas, et des frais de disposition raisonnables. En règle générale, le prix de base rajusté d'un reçu de souscription, pour le porteur, correspondra à la somme versée pour son acquisition, majorée des coûts d'acquisition raisonnables. La moitié des gains en capital (un « gain en capital imposable ») doit habituellement être incluse dans le revenu du porteur pour l'année d'imposition de la disposition, tandis que la moitié d'une perte en capital (une « perte en capital déductible ») subie au cours d'une année d'imposition peut être habituellement déduite des gains en capital imposables réalisés au cours de l'année de disposition. L'excédent des pertes en capital déductibles sur les gains en capital imposables d'une année donnée peut être déduit des gains en capital imposables réalisés au cours des trois années d'imposition précédentes ou de toute année d'imposition ultérieure, sous réserve des règles détaillées contenues dans la Loi de l'impôt à cet égard. Le montant de la perte en capital subie par un porteur qui est une société par actions à la disposition d'actions ordinaires peut être réduit du montant des dividendes reçus ou réputés avoir été reçus par celui-ci, sous réserve des dispositions de la Loi de l'impôt et conformément à celles-ci. Des règles similaires peuvent s'appliquer à une société de personnes ou à une fiducie dont une société par actions, une fiducie ou une société de personnes est membre ou bénéficiaire. Un gain en capital réalisé par un porteur qui est un particulier peut donner lieu à un impôt minimum de remplacement. Si un porteur est une « société privée sous contrôle canadien », comme ce terme est défini dans la Loi de l'impôt, il peut être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains types de revenus, y compris l'intérêt et les gains en capital imposables.

Certains porteurs, dont les titres pourraient par ailleurs ne pas être considérés comme détenus à titre d'immobilisations, pourraient, dans certains cas, avoir droit à ce que leurs actions ordinaires soient traitées comme des immobilisations en faisant le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt.

Remboursement du prix d'émission et des intérêts

Si les conditions de libération du blocage ne sont pas satisfaites avant l'échéance, le porteur recevra le prix d'émission payé pour le reçu de souscription ainsi que sa quote-part des intérêts gagnés sur les fonds entiercés (déduction faite des retenues d'impôt applicables). En règle générale, le porteur ne réalisera aucun revenu ni aucun gain non plus qu'il ne subira aucune perte au moment ou le prix d'émission lui est remboursé.

Dans le cas où un porteur a le droit de recevoir sa quote-part des intérêts gagnés sur les fonds entiercés, le porteur qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie dont une société par actions ou une société de personnes est un bénéficiaire sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition donnée l'intérêt accumulé en sa faveur sur les fonds entiercés jusqu'à la fin de l'année d'imposition du porteur, ou l'intérêt à recevoir par celui-ci avant la fin de cette même année d'imposition, sauf si cet intérêt a été inclus dans le calcul du revenu du porteur pour une année d'imposition antérieure. Tout autre porteur qui a le droit de recevoir sa quote-part des intérêts gagnés sur les fonds entiercés sera tenu d'inclure dans son revenu, pour une année d'imposition donnée, l'intérêt reçu ou à recevoir par celui-ci au cours de cette même année d'imposition, selon la méthode que le porteur suit normalement pour le calcul de son revenu.

FACTEURS DE RISQUES

Un placement dans nos titres est de nature spéculative et comporte des risques importants que les épargnants éventuels devraient examiner avec soin avant de faire l'acquisition de ces titres. Outre les facteurs de risques décrits ailleurs dans le présent prospectus, les facteurs de risques dont il faudrait tenir compte dans le cadre de l'évaluation de nos activités et de la décision d'investir dans notre société comprennent, notamment, ceux qui sont énoncés ci-dessous. L'un ou l'autre ou plusieurs de ces risques pourraient avoir une incidence négative importante sur la valeur d'un placement dans la Société et ceux-ci devraient être pris en considération lors de l'évaluation de nos activités.

Risques liés à l'acquisition

Notre endettement élevé à la suite de l'acquisition pourrait toucher de manière défavorable notre capacité à exploiter notre entreprise.

À la réalisation de l'acquisition, nous aurons un niveau d'endettement élevé ainsi que d'importantes obligations au titre du service de la dette. En tenant compte de l'effet pro forma de l'acquisition et de son financement, au 30 juin 2004, l'encours de notre dette se serait élevé à • millions de dollars, et notre ratio d'endettement total par rapport au total de notre capital aurait été de • $. Ce niveau élevé de levier pourrait avoir une incidence négative importante sur la Société à maints égards, notamment les suivants :

- restreindre notre marge de manœuvre en matière de planification ou d'adaptation face aux changements de notre entreprise ou des conditions du marché;
- restreindre notre capacité à obtenir du financement supplémentaire à l'avenir à des fins de fonds de roulement, de dépenses en capital et d'acquisitions ou aux fins générales de l'entreprise, et en particulier dans le cadre d'activités d'exploration et de mise en valeur de nos propriétés et de nos projets actuels;
- restreindre notre accès à l'encaisse disponible découlant de l'exploitation pour des acquisitions futures ou aux fins générales de notre entreprise;
- augmenter notre vulnérabilité aux répercussions engendrées par une conjoncture défavorable de l'économie et de l'industrie;
- nous placer dans une situation défavorisée par rapport à nos concurrents dont le degré d'endettement est moins élevé.

En outre, nous pourrions être incapables de générer suffisamment de flux de trésorerie de notre exploitation pour assurer le service de notre dette, auquel cas, nous pourrions être tenus de vendre des éléments d'actifs, de réduire nos dépenses en capital, de refinancer la totalité ou une partie de notre dette existante ou d'obtenir du financement supplémentaire, ce qui, dans un cas ou dans l'autre, pourrait toucher de manière défavorable notre exploitation ainsi que notre capacité à mettre en œuvre notre stratégie d'entreprise.

Nous pourrions contracter des obligations et engager des coûts imprévus par suite de l'acquisition.

Bien que nous ayons mené, à notre avis, une enquête prudente et exhaustive dans le cadre de l'acquisition, il demeure un degré de risque inévitable à l'égard d'obligations non divulguées ou inconnues liées à l'entreprise ou aux éléments d'actifs ayant fait l'objet de l'acquisition. À la suite de notre acquisition de CMMB, nous pourrions découvrir que nous avons acquis des obligations non divulguées importantes. De telles obligations pourraient avoir une incidence négative sur notre entreprise, notre situation financière, nos résultats d'exploitation ou nos flux de trésorerie.

Risques liés à notre entreprise

Le cours des métaux est volatil.

Notre bénéfice ainsi que notre situation financière sont tributaires des cours des métaux, lesquels fluctuent considérablement. Les prix des métaux dépendent, en bout de ligne, de la demande des utilisateurs finaux auxquels les métaux sont destinés. Les principaux utilisateurs finaux de zinc et de cuivre sont les industries sidérurgique et automobile, ainsi que les industries électrique et électronique, respectivement. Ces industries, ainsi que certaines autres qui utilisent du zinc ou du cuivre, sont de nature extrêmement cyclique. La demande est touchée par de nombreux facteurs indépendants de notre volonté, y compris l'offre mondiale de métaux, les taux d'intérêts, le taux d'inflation ainsi que la stabilité des taux de change, qui peuvent tous engendrer des fluctuations importantes des prix du zinc et du cuivre. Ces facteurs externes économiques sont à leur tour influencés par l'évolution des comportements d'investissement internationaux, des systèmes monétaires ainsi que des courants politiques. Le prix du zinc, du cuivre et d'autres métaux a subi d'importantes variations au cours des dernières années. Une chute future des prix pourrait réduire notre rentabilité de façon importante et faire en sorte que nous devions diminuer la production à nos exploitations (y compris, vraisemblablement, fermer une ou plusieurs de nos mines ou de nos installations); toutes ces mesures pourraient réduire les flux de trésorerie tirés de nos exploitations.

En outre, une baisse substantielle des prix des marchandises pourrait nous obliger à revoir nos calculs de réserve minérale ainsi que nos plans de durée de vie de la mine, ce qui pourrait entraîner une importante réduction de valeur de notre placement dans des propriétés minières ainsi qu'une augmentation des coûts d'amortissement, de remise en état des lieux et de fermeture. En plus de toucher de manière défavorable l'estimation de nos réserves ainsi que notre situation financière, une baisse des prix des marchandises pourrait se répercuter sur nos exploitations en nous obligeant à réévaluer la faisabilité d'un projet en particulier. Une telle réévaluation pourrait résulter d'une décision de gestion ou être requise dans le cadre de mécanismes de financement liés à un projet en particulier. Même s'il est établi que le projet sera économiquement viable en bout de ligne, la nécessité de mener une telle réévaluation pourrait entraîner des retards importants ou causer l'interruption de l'exploitation jusqu'à ce que la réévaluation soit terminée.

Nos exploitations seront exposées aux fluctuations des devises.

Puisque nos principales exploitations seront situées au Canada à la suite de l'acquisition, nos coûts ainsi que nos dépenses s'exprimeront principalement en dollars canadiens. Toutefois, notre revenu est lié aux cours du zinc et du cuivre qui sont libellés en dollars américains. Si le dollar canadien gagne de la valeur face au dollar américain, nos résultats d'exploitation et notre situation financière pourraient être touchés de manière très défavorable. Bien que nous utilisons des stratégies de couverture afin de limiter notre exposition aux fluctuations des devises, rien ne garantit que ces stratégies de couverture seront efficaces ni qu'elles élimineront le risque lié à de telles fluctuations.

Nous pourrions entreprendre des activités de couverture en vue de minimiser les effets des baisses des prix des métaux.

Nous pourrions entreprendre des activités de couverture à l'avenir, comme des contrats de vente à terme et des contrats d'options de vente et d'achat sur des marchandises, en vue de minimiser l'effet des baisses des prix des métaux sur nos résultats d'exploitation futurs. Bien que ces activités de couverture peuvent nous protéger, dans une certaine mesure, contre les faibles prix des métaux, elles limitent également le prix que nous pouvons recevoir à l'égard des produits couverts. En conséquence, nous pourrions être empêchés de réaliser d'éventuels revenus si le cours d'un métal excède le prix établi dans un contrat d'options d'achat ou de vente à terme, ce qui pourrait toucher de façon défavorable nos résultats d'exploitation.

Nous sommes exposés à d'importants risques environnementaux.

Toutes les phases de nos activités sont soumises à la réglementation environnementale des différents territoires exploités. La façon dont évolue la législation environnementale nécessitera la mise en œuvre ainsi que l'application de normes en matière d'amendes et de pénalités accrues en cas de non-conformité, des évaluations environnementales plus rigoureuses des projets proposés ainsi qu'une augmentation de la responsabilité des sociétés et de leur dirigeants, administrateurs et employés. Par exemple, le 25 septembre 2004, le gouvernement fédéral canadien a publié un avis proposé exigeant la préparation ainsi que la mise en œuvre de plans de prévention de la pollution à l'égard de certaines substances toxiques particulières rejetées des fonderies et des affineries de métaux de base et des usines d'élaboration du zinc, y compris notre complexe métallurgique du Manitoba. L'avis proposé fixerait des émissions cibles de mercure, de dioxyde de souffre et de particules qui se situent en dessous de nos niveaux d'émission actuels. Rien ne garantit que les règles actuelles ou futures en matière d'environnement n'auront pas une incidence négative importante sur notre entreprise, notre situation financière et nos résultats d'exploitation. Des dangers environnementaux peuvent menacer les propriétés dans lesquelles nous détenons des intérêts, dont nous ignorons l'existence à l'heure actuelle, et qui ont été provoqués par les propriétaires ou exploitants précédents ou existants des propriétés. Nous pourrions également acquérir des propriétés comportant des risques environnementaux.

La non-conformité aux lois, aux règlements et aux exigences applicables en matière de permis qui s'appliquent pourrait se traduire par la prise de mesures d'exécution, y compris des ordonnances rendues par les autorités réglementaires ou judiciaires en vue de faire cesser ou de restreindre les activités, et pourrait également comprendre des mesures correctives exigeant que soient engagées des dépenses en immobilisations, que soient installé de l'équipement supplémentaire, ou que soient prises des mesures de redressement. Il se pourrait que les parties à l'exploitation minière, y compris la Société, soient tenues d'indemniser les personnes qui subissent des pertes ou des dommages causés par les activités minières et qu'elles se fassent imposer des amendes ou des sanctions civiles ou pénales en raison de la violation des lois ou des règlements applicables.

Des modifications aux lois, aux règlements ou aux exigences applicables en matière de permis actuels, ou la mise en œuvre de telles mesures, pourrait avoir une incidence négative importante sur nous et entraîner une hausse des dépenses liées à l'exploration, et les obligations relatives au redressement ou à une remise en état, des dépenses en immobilisation ou des coûts de production, la réduction des niveaux de production des propriétés exploitées, ou l'abandon ou le retard de la mise en valeur de nouvelles propriétés minières.

Nous sommes assujettis à une importante réglementation gouvernementale.

Nos activités de forage, de traitement, de mise en valeur et d'exploration minière sont assujetties à diverses lois régissant les questions liées à la prospection, à mise en valeur, à la production, aux taxes, aux normes du travail et à la santé au travail, à la sécurité minière, aux substances toxiques ainsi qu'à d'autres questions. Les activités de forage et d'exploration sont également assujetties à diverses lois et divers règlements liés à la protection de l'environnement. Bien que nous croyons que nos activités d'exploration (y compris celles de CMMB) s'effectuent actuellement conformément à toutes les règles et tous les règlements applicables, rien ne garantit que de nouvelles règles et de nouveaux règlements ne seront pas édictés ou que les règles et les règlements existants ne seront pas mis en application d'une manière qui pourrait limiter ou freiner la production ou la mise en valeur de nos propriétés. Des modifications aux lois et aux règlements actuels régissant nos activités et nos exploitations ou une mise en

application plus rigoureuse de ceux-ci pourraient avoir des répercussions négatives importantes sur notre entreprise, notre situation financière et nos résultats d'exploitation.

Les coûts liés à la conformité au protocole de Kyoto pourraient avoir une incidence négative importante sur nos exploitations.

Le Canada a ratifié le protocole de Kyoto lors de la Convention–cadre des Nations Unies sur les changements climatiques à la fin de 2002. Le protocole n'est pas encore en vigueur mais il le sera binetôt. Divers paliers gouvernementaux canadiens mettent actuellement en œuvre un certain nombre de mesures potentielles destinées à faire face aux obligations en matière de réduction d'émissions au Canada aux termes du protocole. Bien qu'il soit impossible de quantifier les répercussions du protocole et de la mise en œuvre de ces mesures à l'heure actuelle, leur effet probable se traduira par une augmentation du coût des combustibles fossiles, de l'électricité et du transport, une restriction des niveaux d'émissions industrielles, l'imposition de coûts accrus pour les émissions qui excèdent les niveaux autorisés et une hausse des coûts liés à la surveillance et à la communication de rapports. Le respect de ces initiatives pourrait avoir une incidence négative importante sur nos résultats d'exploitation.

Une augmentation des coûts des concentrés pourrait toucher nos exploitations de manière défavorable.

Nous nous fions à la disponibilité des concentrés de cuivre et de zinc à des coûts raisonnables afin d'exploiter le complexe métallurgique CMMB à plein rendement. La production des concentrés depuis les mines CMMB n'a pas été suffisante pour exploiter l'usine métallurgique à pleine capacité. En conséquence, CMMB a acheté dans le passé auprès de tiers d'importantes quantités de concentrés de cuivre et, dans une moindre mesure, de concentrés de zinc. Se reporter à la rubrique intitulée « Nos Activités – Exploitations ». À la suite de l'acquisition, nous nous attendons à acheter auprès de tiers de grandes quantités de concentrés de cuivre et de zinc. Il se pourrait que nous en achetions de plus en plus à l'avenir.

La disponibilité des concentrés peut être influencée par un certain nombre de facteurs, dont plusieurs sont indépendants de notre volonté, notamment les difficultés d'exploitation aux mines des fournisseurs de concentrés. Des pénuries de ces concentrés se sont produites dans le passé et pourrait survenir à nouveau à l'avenir. Nous ne détenons aucun contrat d'achat de concentrés de zinc. Bien que nous disposions de ce genre de contrat en ce qui concerne les concentrés de cuivre, rien ne garantit que le fournisseur concerné sera en mesure de nous fournir les quantités convenues ou, si elles le sont, qu'elles suffiront à nos fins. Le prix que nous versons pour les concentrés est tributaire (i) des coûts de traitement et d'affinage qui sont établis selon le prix du marché en fonction de l'offre et de la demande de concentrés, et convenus entre les vendeurs de concentrés et CMMB, et (ii) des frais de transport des concentrés au complexe métallurgique CMMB de Flin Flon, et chacun de ces facteurs peut fluctuer considérablement. De même, une augmentation du prix des concentrés ou une réduction de leur disponibilité aura des répercussions négatives sur notre rentabilité ainsi que sur la viabilité économique de nos installations de traitement.

Nos activités d'exploration pourraient ne pas se traduire par des découvertes de quantités commerciales de minerais.

L'exploration et la mise en valeur de gisements minéraux comporte des risques importants. Parmi les propriétés explorées, peu deviendront en bout de ligne des mines en exploitation. Pour qu'un gisement minéral soit commercialement viable, plusieurs facteurs entrent en ligne de compte, notamment les caractéristiques particulières du gisement, comme la taille, la teneur et la proximité de l'infrastructure; les prix des métaux, qui sont de nature extrêmement cyclique; ainsi que la réglementation gouvernementale, notamment les règles portant sur les prix, les taxes, les redevances, le régime foncier, l'utilisation du sol, l'importation et l'exportation de minéraux ainsi que la protection de l'environnement. Même si nous repérons et acquérons un corps minéralisé économiquement viable, il peut s'écouler plusieurs années à compter des phases initiales de mise en valeur. Nous pouvons engager des dépenses importantes afin de repérer et d'établir les réserves minérales, d'élaborer des procédés métallurgiques et de construire des installations minières et des installations de traitement. En conséquence, nous ne pouvons pas vous garantir que nos efforts d'exploration ou de mise en valeur se traduiront par de nouvelles explorations minières commerciales ou qu'ils produiront de nouvelles réserves minérales destinées à remplacer ou à augmenter les réserves minérales actuelles.

Les estimations de réserves minérales et des flux de trésorerie projetés peuvent se révéler inexactes.

Il existe de nombreuses incertitudes propres à l'estimation des réserves minérales et des flux de trésorerie futurs pouvant découler de la production de celles-ci. Ainsi, les chiffres se rapportant aux réserves et aux ressources minérales ainsi qu'aux flux de trésorerie futurs contenus dans le présent prospectus ne constituent que des estimations. En ce qui touche les estimations des réserves minérales et des ressources minérales, rien ne garantit que les tonnages ni que les teneurs prévus seront obtenus, que les niveaux indiqués de récupération seront réalisés, ni que les réserves minérales pourront être extraites ou traitées de manière rentable. En outre, il pourrait y avoir un écart important entre les estimations des flux de trésorerie futurs et les flux de trésorerie « réels ». Les estimations des réserves minérales et des ressources minérales, ainsi que des flux de trésorerie futurs devant découler de la production de ces réserves minérales et de ces ressources minérales, sont nécessairement tributaires d'un certain nombre de facteurs et d'hypothèses variables, y compris les suivantes : les conditions de forage et les conditions géologiques qui peuvent ne pas avoir été entièrement établies au moyen des données d'exploration disponibles ou qui peuvent différer de la pratique d'exploitation actuelle, les antécédents de production d'une région comparés à la production d'autres régions productives, les effets présumés de la réglementation d'organismes gouvernementaux et les hypothèses concernant les prix des métaux, les taux de change, les taux d'intérêts, l'inflation, les coûts d'exploitation, les coûts liés à la mise en valeur et à l'entretien, les coûts liés à la remise en état des lieux, ainsi que la disponibilité de la main-d'œuvre et les coûts liés à celle-ci, à l'équipement, la matière première, ainsi que d'autres services nécessaires au forage et à l'affinage du minerai. En outre, rien ne garantit que la récupération minérale réalisée dans le cadre d'analyses de laboratoires à petite échelle pourra être reproduite dans des analyses à plus grande échelle et dans les conditions qui prévalent sur les lieux ou pendant la production. Pour ces raisons, les estimations de nos réserves minérales et de nos ressources minérales contenues dans le présent prospectus, ainsi que leurs classifications en fonction de la probabilité de récupération, et toutes les estimations des flux de trésorerie futurs prévus en provenance de la production de ces réserves minérales et de ces ressources minérales, préparées par différents ingénieurs ou par les mêmes ingénieurs à différents moments, pourront varier considérablement. Le volume et la teneur réels des réserves minérales extraites et traitées, et les flux de trésorerie réels découlant de cette production pourraient différer des prévisions actuelles liées à ces estimations. Si nos réserves minérales et nos ressources minérales réelles ou nos flux de trésorerie sont inférieurs à nos estimations, nos résultats d'exploitation et notre situation financière pourraient être considérablement compromis.

Les exploitations minières sont par essence dangereuses et soumises à conditions ou à des événements indépendants de notre volonté, dont la survenance pourrait avoir une incidence négative importante sur notre entreprise; il se peut que ces risques et que ces dangers ne soient pas couverts par une assurance, ou qu'une telle assurance soit inadéquate.

L'exploitation minière, y compris l'exploration et la mise en valeur des gisements minéraux, comporte généralement un degré élevé de risque. Nos exploitations sont exposées à tous les dangers et à tous les risques normalement associés aux activités d'exploration, de mise en valeur et de production de zinc métallique et de cuivre métallique, notamment les conditions environnementales défavorables; les accidents industriels, les problèmes de métallurgie et autres problèmes de traitement; les formations rocheuses inhabituelles ou imprévues; les glissements de terrain ou de talus; les affaissements ou les glissements structurels; les inondations ou les incendies; l'activité sismique; les coups de toit; les bris d'équipement; et les interruptions périodiques en raison de conditions météorologiques défavorables ou dangereuses.

Ces risques pourraient donner lieu à des dommages aux mines ou aux autres installations de production ou entraîner la destruction de ceux-ci, entraînant l'arrêt partiel ou complet de l'exploitation, un préjudice corporel ou un décès, des dommages environnementaux ou d'autres dommages à nos propriétés ou aux propriétés de tiers, des retards des activités minières et des pertes monétaires, et soulever d'éventuelles responsabilités juridiques. Les activités de broyage comportent des dangers comme des bris d'équipement ou des bris aux bassins de retenue des résidus qui pourraient causer une pollution environnementale en entraîner la responsabilité qui en découle.

Notre assurance ne couvrira pas tous les risques potentiels associés à nos exploitations. En outre, bien qu'il soit possible de s'assurer à l'égard de certains risques, il est possible que nous ne soyons pas en mesure de maintenir une couverture d'assurance à des primes raisonnables pour couvrir ces risques. De plus, l'assurance contre certains risques comme la pollution de l'environnement ou d'autres dangers découlant de l'exploration et de la production n'est habituellement pas offerte à des conditions acceptables à la Société ou à d'autres sociétés du secteur minier. Il

se pourrait de plus que notre responsabilité soit engagée à l'égard de la pollution ou d'autres dangers contre lesquels nous ne sommes pas assurés ou contre lesquels nous avons choisi de ne pas nous assurer en raison du coût élevé des primes ou pour d'autres raisons. Les pertes reliées à des événements de ce genre pourraient faire en sorte que nous devions engager des frais importants pouvant avoir une incidence négative importante sur notre rendement financier et nos résultats d'exploitation.

Les titres de certaines de nos propriétés minières pourraient être contestés ou viciés.

L'acquisition de titres de propriétés minières est un processus laborieux qui exige un temps considérable. Les titres d'une concession minière peuvent être contestés. Bien que nous croyons avoir pris toutes les mesures raisonnables pour nous assurer de la légitimité des titres de nos propriétés (y compris les propriétés devant être acquises dans le cadre de l'acquisition), rien ne garantit que le titre afférent à l'une ou l'autre de ces propriétés ne sera pas contesté ni affecté. Des tiers peuvent détenir des réclamations valables à l'encontre de certaines parties de nos intérêts, consistant notamment en des privilèges antérieurs non enregistrés, des ententes, des transferts ou des concessions, y compris des revendications territoriales aborigènes, et le titre peut être touché par, entre autres, des défauts non décelés. Ainsi, nous pourrions nous trouver dans l'impossibilité d'exploiter notre propriété ou d'exercer nos droits à l'égard de nos propriétés. Une déficience ou un défaut touchant le titre d'une de nos propriétés pourraient avoir une incidence négative importante sur nos activités, notre situation financière ou nos résultats d'exploitation.

Nous pourrions être incapables d'acquérir des biens miniers intéressants à l'avenir.

L'une de nos stratégies est de développer notre entreprise au moyen d'acquisitions de biens miniers intéressants et de qualité. Nous prévoyons rechercher de manière sélective des acquisitions stratégiques à l'avenir. Toutefois, rien ne garantit que des occasions d'acquisition adéquates se présenteront. En outre, des clauses restrictives dans nos titres d'emprunt actuels et futurs pourraient restreindre notre capacité à rechercher des acquisitions futures. Notre capacité à procéder à des acquisitions futures et à les intégrer efficacement selon des conditions qui nous sont favorables peuvent être restreintes par le nombre de cibles d'acquisition intéressantes, par les demandes internes de ressources, par la concurrence provenant d'autres sociétés minières et, dans le mesure nécessaire, par notre capacité à obtenir un financement en des termes avantageux, à supposer que nous puissions en obtenir.

L'intensité de la concurrence pourrait réduire notre part de marché ou nuire à notre rendement financier.

L'industrie minière est hautement concurrentielle et nous faisons face à de nombreuses sociétés dont les ressources financières et techniques sont plus importantes que les nôtres. Puisque les mines ont une durée de vie limitée, nous devons livrer concurrence à d'autres entreprises qui cherchent à remplacer et à augmenter leurs réserves minérales grâce à l'acquisition de nouvelles propriétés. En outre, nous rivalisons également avec la concurrence à l'égard de l'expertise technique afin de trouver, de mettre en valeur et d'exploiter ces propriétés, la main d'œuvre pour les exploiter ainsi que le capital nécessaire au financement de celles-ci. Plusieurs concurrents non seulement se livrent à l'exploration et au forage du métal de base, mais exercent des activités d'affinage et de commercialisation sur une base globale. Une telle concurrence pourrait faire en sorte que nous soyons incapables d'acquérir les propriétés souhaitées, de recruter ou de retenir des employés compétents ou d'obtenir le capital nécessaire au financement de nos exploitations et à la mise en valeur de nos propriétés. Nous livrons également concurrence aux fabricants de matériaux ou de produits de rechange pour lesquels le zinc et le cuivre sont habituellement utilisés. La concurrence existante ou future au sein du secteur minier pourrait avoir une incidence négative importante sur nos possibilités d'exploration minière et notre succès futur.

Une augmentation du prix de l'énergie pourrait avoir une incidence négative sur nos exploitations.

Les exploitations et les installations minières sont de grands utilisateurs d'électricité et de carburant à base de carbone. Les prix de l'énergie peuvent être touchés par de nombreux facteurs indépendants de notre volonté, y compris l'offre et la demande régionales et mondiales, les conditions politiques et économiques ainsi que les régimes de réglementation applicables. Les prix de diverses sources d'énergie peuvent augmenter de manière importante comparativement à leurs niveaux actuels. Une augmentation des prix de l'énergie pourrait avoir une incidence négative importante sur nos résultats d'exploitation et sur notre condition financière.

Nos revenus dépendront de notre production des métaux; le maintien des niveaux de production actuels ou l'augmentation de notre production minérale dépend de notre capacité à amener de nouvelles mines en phase de production et à augmenter les réserves minérales aux mines existantes.

Nous générons des revenus principalement grâce à la production et à la vente de métaux. Compte tenu de toute expansion ou autre mise en valeur futures, la production des exploitations existantes aux mines CMMB devrait chuter au cours de la DVM. En outre, il peut exister un écart important entre ces estimations de production et de durée de vie de la mine comprises dans le présent prospectus et la production réelle ou la durée de vie productive des mines en question étant donné que la faisabilité des réserves minérales et des ressources minérales est largement tributaire de la conjoncture du marché, du cadre réglementaire et de la technologie disponible. En conséquence, notre capacité à maintenir notre production actuelle ou à augmenter notre production annuelle de métaux et à générer des revenus de ceux-ci sera largement tributaire de notre capacité à découvrir, à acquérir et à amener de nouvelles mines en phase de production et à augmenter les réserves minérales des mines existantes.

Les coûts liés à la remise en état et à la fermeture des lieux pourraient avoir une incidence négative sur nos flux de trésorerie découlant des exploitations.

Étant donné les incertitudes qui règnent à l'égard des futurs coûts liés à l'enlèvement des immobilisations et à la restauration de nos propriétés, y compris celles détenues par CMMB, la date finale d'enlèvement des immobilisations et de restauration du site ainsi que les coûts y afférents à l'avenir pourrait différer des estimations actuelles. Nos estimations à l'égard de cette obligation future sont tributaires de changements fondés sur des modifications aux lois et à la législation qui s'appliquent, de la nature des opérations en cours et des innovations technologiques. À la demande d'ONTZINC, Howe a préparé une estimation du scénario le plus défavorable en ce qui a trait aux dépenses en immobilisations environnementales totales liées à la fermeture et à la remise en état qui s'élèvent à 92 millions de dollars. Tel qu'il est présenté dans les états financiers de la Société mère CMMB, nous estimons que les dépenses en immobilisations totales liées à la fermeture de toutes les installations situées au Manitoba et en Saskatchewan s'élèveront environ à 51,1 millions de dollars. Toute modification future à nos frais de remise en état et de fermeture de la mine (soit dans nos estimations ou relativement aux coûts réels) pourrait avoir une incidence négative et importante sur nos résultats d'exploitation futurs.

En outre, les autorités de réglementation de divers territoires nous obligent à afficher des garanties financières afin de garantir en totalité ou en partie les obligations liées à la remise en état et à la restauration future des lieux dans ces territoires. Le montant et la nature des garanties financières dépendent d'un certain nombre de facteurs, notamment de notre situation financière et des estimations de coûts liés à la remise en état des lieux. Des modifications à ces montants, ainsi qu'à la nature de la caution devant être fournies, pourraient entraîner une hausse importante de nos coûts, de sorte que l'entretien et la mise en valeur des mines existantes et nouvelles seraient moins économiquement faisables. À l'heure actuelle, la garantie que CMMB offre aux gouvernements des provinces du Manitoba et de la Saskatchewan se compose de ses terrains et de l'équipement, des immeubles et des aménagements qui sont situés dans son complexe métallurgique. Dans la mesure où la valeur de cette caution ne suffit plus à couvrir le montant de garantie financière que nous sommes tenus d'afficher, nous pourrions être tenus de remplacer ou de compléter la garantie existante par des formes de garantie plus coûteuses, ce qui pourrait inclure des dépôts en espèces, ce qui réduirait notre encaisse disponible pour nos exploitations et nos activités financières. Rien ne garantit que nous serons capables de maintenir notre niveau actuel de garantie financière ou de l'augmenter.

Bien que nous comptabilisions les coûts de fermeture future, nous ne constituons aucune réserve en espèces à l'égard de ces obligations ni ne finançons par ailleurs ces obligations à l'avance. En conséquence, nous devrons faire face à une importante charge décaissée lorsque nous devrons procéder à la fermeture et à la restauration des sites miniers qui peuvent, entre autres, se répercuter sur notre capacité à faire face à nos obligations dans le cadre de notre endettement ou de nos autres obligations contractuelles. Étant donné l'importance de ces charges décaissées, il se pourrait que nous soyons incapables de les financer avec des espèces tirées de nos activités d'exploitation ou d'autres ressources en capital disponibles. Nous ne pouvons pas vous garantir que nous serons en mesure d'obtenir un financement à des conditions satisfaisantes afin de financer ces charges. Si nous sommes incapables de financer les coûts liés à l'enlèvement des immobilisations et à la restauration du site, les autorités de réglementation pourraient saisir la caution qui garantit ces obligations en réalisation de sûretés.

La fermeture temporaire de l'une ou l'autre de nos exploitations pourrait nous exposer à des coûts importants et nuire à notre accès à une main-d'œuvre qualifiée.

Nous pouvons, à l'occasion, devoir fermer temporairement nos installations de fonderie de cuivre et/ou d'affinage de zinc, ou une ou plusieurs de nos mines si elles ne sont pas économiquement viables. Plusieurs facteurs peuvent faire en sorte que nos installations ne soient pas viables, dont plusieurs sont indépendantes de notre volonté. Ces facteurs comprennent des changements défavorables des taux d'intérêts ou des taux de change des devises, des diminutions du prix du zinc ou du cuivre ou des taux du marché à l'égard des coûts liés au traitement et à l'affinage, des augmentations des coûts de transport des concentrés et des augmentations des coûts de main-d'œuvre. Au cours de ces fermetures temporaires, nous devrons continuer à dépenser des capitaux afin d'assurer le maintien de l'usine et de l'équipement. Il se peut que nous devions également engager des coûts de main-d'œuvre importants en raison d'une fermeture temporaire si nous devons donner aux employés un préavis avant tout licenciement ou leur accorder une indemnité de départ à l'égard d'un licenciement prolongé. De plus, des fermetures temporaires peuvent nuire à notre accès futur à une main-d'œuvre qualifiée, puisque les employés qui sont licenciés peuvent chercher un emploi ailleurs. Ainsi, si les installations de fonderie de cuivre et/ou d'affinage de zinc sont fermées pour une période prolongée, il se pourrait que nous devions engager des coûts de réparation des dommages causés à l'environnement des sites d'usines, ce qui nous occasionnerait des coûts supplémentaires. Compte tenu des coûts engendrés par une fermeture temporaire de nos installations, nous pourrions plutôt choisir de continuer à exploiter ces installations à perte. Cette situation pourrait avoir une incidence défavorable importante sur nos résultats d'exploitation et notre situation financière.

Nous sommes tenus d'obtenir des permis gouvernementaux afin de mener des travaux d'exploitation minière.

À l'heure actuelle, des approbations et des permis gouvernementaux sont nécessaires dans le cadre de la totalité de nos exploitations et il se peut que des approbations ou que des permis supplémentaires soient requis ultérieurement. Nous devons obtenir et maintenir divers licences et permis, dont ceux relatifs au contrôle de la qualité de l'air, à l'eau et à l'électricité, et les permis municipaux. La durée et le succès des efforts que nous déployons en vue d'obtenir les permis dépendent de plusieurs variables indépendantes de notre volonté. Le fait d'obtenir les permis gouvernementaux pourrait augmenter les coûts et entraîner des délais, selon la nature de l'activité faisant l'objet de l'autorisation et l'interprétation des exigences applicables mises en œuvre par l'autorité qui accorde le permis. Rien ne garantit que tous les permis nécessaires seront obtenus ni que, s'ils le sont, les coûts engagés ne seront pas supérieurs à nos estimations ou que nous serons capables de conserver ces permis. Dans la mesure où de telles approbations sont nécessaires mais qu'elles ne sont ni obtenues ni conservées, nos exploitations pourraient être freinées ou nous pourrions être empêchés de procéder aux activités d'exploration, de mise en œuvre ou d'exploitation prévues des propriétés minières.

Des interruptions des services de transport ou une augmentation des coûts de transport pourraient avoir une incidence négative importante sur notre entreprise, notre situation financière et nos résultats d'exploitation.

Aux propriétés CMMB, nous dépendons d'un seul chemin de fer et de certains réseaux ferroviaires sur courtes distances pour le transport des concentrés achetés à notre complexe métallurgique de Flin Flon et pour le transport des produits du complexe métallurgique de Flin Flon à des installations de traitement et à nos clients. Il se peut que les installations de forage et de traitement futures soient exposées à une semblable dépendance. Une perturbation de ces services de transport en raison de problèmes liés aux conditions climatiques, à des grèves, à des lock-out ou à d'autres événements pourraient avoir une incidence négative importante sur nos exploitations. Si le transport de nos produits n'est plus disponible, notre capacité à commercialiser nos produits pourrait en souffrir. De plus, des augmentations de nos coûts de transport par rapport à nos concurrents pourrait faire en sorte que nos exploitations soient moins concurrentielles, ce qui pourrait nuire à notre rentabilité.

Nous dépendons du personnel de gestion et des cadres supérieurs clés.

Nous dépendons d'un certain nombre de membres du personnel de gestion, y compris des services de certains employés clés de CMMB. Notre capacité à gérer nos activités d'exploration et de mise en valeur, et par le fait même notre succès, dépendra en grande partie des efforts de ces personnes. Nous n'avons pas conclu de contrat d'emploi avec l'une ou l'autre de ces personnes clés. Nous sommes confrontés à une concurrence intense pour obtenir du personnel qualifié, et rien ne garantit que nous serons capables d'attirer et de retenir de tels employés.

Nous ne maintenons pas d'assurance « dirigeants d'entreprise ». Par conséquent, le départ d'un ou de plusieurs de ces membres du personnel de gestion clés pourrait avoir une incidence négative importante sur la Société.

Notre entreprise sera tributaire des bonnes relations avec nos employés.

La production à nos installations minières dépend des efforts de nos employés. Bien que certains employés syndiqués de CMMB aient consenti à l'intégration de clauses d'interdiction de grève dans leur convention collective, lesquelles sont en vigueur jusqu'en 2012, rien ne garantit que notre entreprise ne devra pas supporter des arrêts de travail. En outre, les relations avec les employés peuvent être touchées par des modifications au mécanisme de relations de travail que pourraient présenter les autorités gouvernementales pertinentes des territoires où nous exerçons nos activités. Des modifications à de telles lois ou à d'autres aspects de notre relation avec nos employés pourraient se traduire par des grèves, des lock-out ou d'autres arrêts de travail, pouvant tous avoir une incidence négative importante sur notre entreprise, nos résultats d'exploitation et notre situation financière.

Nous sommes exposés aux risques de crédit liés aux clients à qui nous faisons crédit dans le cours normal de nos activités et dans le cadre de certains contrats de produits dérivés.

Nous fournissons du crédit à nos clients dans le cours normal de nos activités. Les comptes débiteurs de CMMB sont détenus par CMM. Bien que CMM limite les risques de crédit en procédant à des évaluations du crédit de ses clients, réalisant une partie importante de ses ventes au comptant et maintenant une assurance sur ses comptes débiteurs, si les clients manquent à leur obligation de rembourser le crédit qui leur est accordé, les résultats d'exploitation pourraient être touchés de manière défavorable importante. De plus, nous concluons des contrats de produits dérivés pour lesquels nous n'obtenons pas de caution ni d'autres sûretés. En cas d'inexécution de la part de cocontractants à l'égard de tels contrats de produits dérivés, nous pourrions être exposés à des risques de crédit supplémentaires.

Risques liés au placement

Il n'existe aucun marché pour la négociation active des reçus de souscription et il n'est pas prévu qu'un tel marché se concrétisera.

À l'heure actuelle, il n'existe aucun marché sur lequel les reçus de souscription peuvent être vendus. Par conséquent, il se peut que les acquéreurs de reçus de souscription soient incapables de revendre les reçus de souscription achetés dans le cadre du présent prospectus. Nous avons demandé l'inscription à la cote de la Bourse de croissance TSX des actions ordinaires pouvant être émises à l'échange des reçus de souscription. L'inscription sera assujettie au respect par nous de toutes les exigences de la Bourse de croissance TSX.

Le cours de notre action pourrait être touché de manière défavorable par des facteurs indépendants de notre volonté.

Les actions ordinaires sont inscrites à la Bourse de croissance TSX. Les titres de micro-entreprises et d'entreprises à faible capitalisation ont connu des périodes de volatilité importante dans le passé, souvent en fonction de facteurs non reliés au rendement financier ou aux perspectives des entreprises concernées. Ces facteurs comprennent les développements macro-économiques en Amérique du nord et à l'échelle mondiale ainsi que les perceptions du marché à l'égard de l'intérêt suscité par des secteurs en particulier. Le prix de notre action est également susceptible d'être touché de manière importante par des modifications à court terme des prix du zinc ou du cuivre ou de notre situation financière ou des résultats d'exploitation présentés dans les rapports trimestriels sur nos résultats. D'autres facteurs non reliés à notre rendement qui peuvent avoir une incidence sur le prix des actions ordinaires comprennent ce qui suit : l'importance des données analytiques publiques pour les épargnants à l'égard de notre entreprise peut être limitée si les banques d'investissement dotées de capacités de recherche continuent à ne pas surveiller nos titres; l'amoindrissement du volume de négociation et de l'intérêt du marché dans son ensemble à l'égard de nos titres peut toucher la capacité d'un épargnant à négocier un nombre important d'actions ordinaires; et la taille de notre flottant peut limiter la capacité de certaines institutions à investir dans nos titres.

En raison de l'un ou l'autre de ces facteurs, le cours des actions ordinaires à un moment donné peut ne pas refléter avec exactitude notre valeur à long terme. Des recours collectifs se rapportant à des placements de titres ont

été intentés contre des sociétés à la suite de périodes de volatilité du cours de leurs titres. Il se peut que nous soyons à l'avenir la cible de semblables recours. Des litiges en valeurs mobilières pourraient entraîner des coûts et des dommages importants et solliciter l'attention de la direction ainsi que ses ressources.

LITIGES

En mai 2004, un certain nombre de demandeurs ont intenté une action, dans l'état de la Caroline du Nord, contre Zochem, une division de CMMB, CMM ainsi qu'un certain nombre d'autres défendeurs, réclamant des dommages-intérêts d'une somme indéterminée et alléguant qu'ils avaient été blessés par une explosion qui s'est produite à une usine de produits pharmaceutiques. Les demandeurs ont allégué que Zochem et/ou CMM concevaient, fabriquaient, vendaient et fournissaient des produits chimiques utilisés dans la fabrication d'un composé de caoutchouc qui était dangereux, défectueux et susceptible de causer des explosions. CMMB a retenu les services de conseillers juridiques en Caroline du Nord et ne peut, à l'heure actuelle, évaluer sa responsabilité potentielle dans le cadre de cette réclamation.

Une action a été intentée contre La compagnie d'exploration et de développement de la Baie d'Hudson Limitée, Exploration Anglo-Américaine (Canada) et certains employés, alléguant un abus de confiance à l'égard de concessions minières jalonnées par les défendeurs dans le Nord québécois. Le demandeur a allégué que les défendeurs avaient fait mauvais usage de renseignements confidentiels, lui ayant porté préjudice. Le demandeur demande, entre autres, que les concessions lui soient transférées, et réclame également des dommages non précisés.

En 1994, CMMB a reçu 18,5 millions de dollars à la suite d'un arrangement à l'amiable. L'Agence du revenu du Canada a remis en question le fait que CMMB traite les fonds reçus à titre de dommages non imposables. Des pourparlers entre CMMB et l'Agence du revenu du Canada ont eu lieu à cet égard, ce qui pourrait mener à une poursuite.

CMMB a été désignée co-défendante dans le cadre de deux actions alléguant divers actes fautifs commis relativement à l'utilisation et à l'exploitation du barrage de White Sand et de la station hydroélectrique de Island Falls en Saskatchewan. Les demandeurs ont réclamé un total de 1 milliard de dollars à titre de dommages-intérêts compensatoires et plus de 100 millions de dollars à titre de dommages-intérêts exemplaires. L'une des précédentes filiales de CMMB a construit et a exploité le barrage jusqu'à ce que celui-ci soit transféré à la SaskPower en 1981. Les demandeurs allèguent, dans le cadre des deux actions, que les terres sur lesquelles les installations hydroélectriques ont été érigées sont des terres visées par des droits ancestraux. Aucune autre mesure n'a été entreprise par les demandeurs pour faire progresser leurs réclamations depuis 1995.

Une réclamation a été déposée auprès de la CMMB à l'égard du décès d'un employé en milieu de travail. Nous comprenons qu'une telle réclamation est prescrite en vertu de la *Loi sur les accidents du travail.* Nous comprenons que CMMB croit disposer d'une défense valable relativement à cette réclamation et qu'elle ne devrait pas être tenue responsable à l'égard de celle-ci. Le médecin légiste en chef de la province du Manitoba a également entrepris une enquête sur ce décès en milieu de travail. L'enquête est actuellement en cours.

Sauf de la manière prévue ci-dessus, nous n'avons connaissance d'aucun autre litige en cours imminent ou en instance contre la Société en date des présentes qui serait important par rapport à notre situation financière ou à nos résultats d'exploitation.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À l'exception de ce qui est exposé ci-dessous ou divulgué ailleurs dans le présent prospectus, aucun des administrateurs, des hauts dirigeants ou des actionnaires principaux de la Société, ni aucune des personnes qui ont un lien avec eux ou qui sont membres du même groupe qu'eux, n'ont, ni n'ont eu, un intérêt important, direct ou indirect, à l'égard d'une opération réalisée au cours des trois dernières années ni aucune opération projetée ayant eu ou qui aura une incidence importante sur nous ou l'une ou l'autre de nos filiales.

Dans le cadre de notre acquisition de la mine Balmat, St. Lawrence Zinc Company LLP, l'une de nos filiales, a reçu de l'aide de Frame Mining Company (« FMC »), société contrôlée par un ancien administrateur et dirigeant d'ONTZINC. FMC a consenti un prêt de 1 000 000 $ US à notre filiale afin que cette dernière prenne a sa

charge une sûreté environnementale. De plus, FMC a offert une sûreté à l'égard d'un prêt-projet projeté de 4 000 000 $ US à notre filiale. À titre de sûreté à l'égard de ces dettes, nous avons donné en gage une participation de 51 % dans notre filiale. Aux termes de cette entente, 26 % de la participation détenue à titre de sûreté nous a été remise à la suite du remboursement du prêt de 1 000 000 $ US par FMC et d'un paiement supplémentaire de 200 000 $ US. La participation restante de 25 % détenue à titre de sûreté a été déchargée lors du remboursement final de 800 000 $ US à FMC.

En 2003, nous avons réglé les créances d'entités liées de l'ordre de 362 724 $, par l'émission de 3 022 691 actions ordinaires.

VÉRIFICATEURS, AGENT DES TRANSFERT ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Nos vérificateurs sont KPGM s.r.l., comptables agréés, Toronto (Ontario).

L'agent d'entiercement pour les reçus de souscription est Equity Transfer Services Inc., à ses bureaux principaux de Toronto, en Ontario. L'agent des transfert et agent chargé de la tenue des registre est Equity Transfer Services Inc., à ses bureaux principaux de Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrat importants que nous avons conclus au cours des deux années précédant la date des présentes ou que nous conclurons dans le cadre du présent placement, à l'exception des contrats conclus dans le cours normal des activités, sont les suivants :

1. la convention d'acquisition dont il est question à la rubrique intitulée « Évolution générale de l'entreprise – Acquisition de CMMB »;

2. la convention d'acquisition de Balmat dont il est question à la rubrique intitulée « Évolution générale de l'entreprise »;

3. le régime de droits dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement – Droits »;

4. la convention de prise ferme dont il est question à la rubrique intitulée « Mode de placement »;

5. la convention relative aux reçus de souscription dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement »;

6. la convention de bons de souscription dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement – Bons de souscription ».

Des exemplaires des conventions mentionnées ci-dessus peuvent être consultés à notre siège social pendant les heures normales d'ouverture au cours de la période de placement des titres visés par les présentes, et pendant une période de 30 jours par la suite.

EXPERTS

Certaines questions d'ordre juridique relatives au placement des reçus de souscription seront examinées par Cassels Brock & Blackwell LLP, pour notre compte, et par Ogilvy Renault, pour le compte des preneurs fermes.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution de son engagement à acquérir des titres. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, ces lois

permettent également à l'acquéreur de demander la nullité, ou, dans certains territoires, des dommages-intérêts par suite des opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces recours en nullité ou en dommages-intérêts doivent être intentés par l'acquéreur à l'intérieur du délai prescrit par la législation en valeurs mobilières de la province de cet acquéreur. L'acquéreur devra se reporter aux dispositions applicables de ces lois et consulter un conseiller juridique.

GLOSSAIRE DES TERMES MINIERS

Le texte qui suit est un glossaire des termes figurant dans le présent prospectus.

basalte	Terme général désignant les roches ignées mafiques de couleur foncée, généralement extrusives, mais pouvant être intrusives localement (par exemple, sous forme de dykes), composées principalement de plagioclase calcique et de clinopyroxène; l'équivalent à grains fins de gabbro. La néphéline, l'olivine, l'orthopyroxène ou le quartz peuvent être présents. Adj. basaltique.
concentrateur	Usine où le minerai est séparé en métaux précieux (concentrés) et en rejets (stériles). Un appareil dans une telle usine, par exemple, la cellule de flottation, le montage, l'électroaimant, la table à secousse. Appelé également installation de préparation mécanique.
felsique	Adjectif mnémonique formé de (fe) pour feldspath, de (l) pour feldspathoïde et de (s) pour silice donné aux roches de couleur claire qui contiennent une quantité abondante d'un ou de plusieurs de ces composants. S'applique également aux minéraux eux-mêmes, les principaux minéraux felsiques sont le quartz, le feldspath, le feldspathoïde et la muscovite.
grillage	Chauffage d'un minerai en vue de provoquer certains changements chimiques qui faciliteront la fusion.
hectare	Un hectare correspond à 2,47 acres
ICM	Institut canadien des mines, de la métallurgie et du pétrole.
Kt	Un millier de tonnes.
lixiviation sous pression	Lors de l'extraction chimique des constituants précieux du minerai, l'emploi d'un autoclave pour accélérer le procédé grâce à une température et à une pression élevée.
mafic	Relatif au silicate lithogénétique ferromagnésien ou composé principalement de celui-ci; se dit de certaines roches ignées et leurs minéraux constituants.
métallurgie	La science relative à l'extraction des métaux de minerai au moyen de procédés mécaniques et chimiques et la préparation de ces derniers à des fins d'utilisation.
mine	Excavation dans la croûte terrestre en vue d'en extraire des minéraux. L'excavation peut se faire en surface, à ciel ouvert ou dans des travaux souterrains.
minerai	Combinaison naturelle d'un ou plusieurs minéraux qui, à un moment et à un endroit particuliers, peuvent être extraits et vendus à profit, ou à partir duquel certaines parties peuvent être extraites de manière rentable.
minéralisation	Le ou les procédés par lesquels un minerai ou des minéraux sont introduits dans une roche, donnant lieu à un gisement valorisable ou potentiellement valorisable. Il s'agit d'un terme général intégrant divers types; par exemple, un remplissage d'une fissure, l'imprégnation et le remplacement.
MM	Millions.
mm	Millimètres (0,001 mètre).

NC 43-101	Norme canadienne 43-101 – Information concernant les projets miniers.
once ou oz	Once troy, correspondant à environ 31,103 grammes.
récupération	Terme utilisé dans la métallurgie pour indiquer la proportion d'un matériau rentable obtenu dans le traitement. Généralement indiqué en pourcentage d'un métal de valeur récupéré des matériaux traités comparativement au total du métal de valeur présent.

réserves minérales

Les réserves minérales désignent la partie économiquement exploitable des ressources minérales mesurées ou indiquées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et d'autres facteurs pertinents démontrant qu'il est possible, au moment de la rédaction du rapport, de justifier l'extraction rentable. Les réserves minérales comprennent les matériaux de dilution et des provisions pour pertes subies lors de l'exploitation. Les réserves minérales sont les parties des ressources minérales qui, après application de tous les aspects miniers, permettent d'obtenir le volume et la teneur estimative qui, de l'avis de la personne qualifiée établissant les estimations, constituent le fondement d'un projet économiquement viable après avoir pris en considération l'ensemble des aspects pertinents relatifs au traitement, à la métallurgie, à l'économie, à la commercialisation, aux questions juridiques, à l'environnement, aux questions socio-économiques et aux questions gouvernementales. Les réserves minérales comprennent les matériaux de dilution qui seront extraits parallèlement aux réserves minérales et acheminées à l'usine de traitement ou à l'installation correspondante. L'expression « réserves minérales » ne signifie pas nécessairement que les installations d'extraction sont en place ou en exploitation ou que toutes les approbations gouvernementales ont été obtenues. Ce terme signifie toutefois qu'il existe des attentes raisonnables d'obtenir de telles approbations. Les réserves minérales sont divisées en réserves minérales prouvées et réserves minérales probables. Les réserves minérales appartiennent à l'une des catégories suivantes :

« Réserves minérales prouvées »	La partie économiquement exploitable des ressources minérales mesurées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et d'autres facteurs pertinents justifiant l'extraction rentable au moment de la rédaction du rapport.
« Réserves minérales probables »	La partie économiquement exploitable des ressources minérales indiquées et, dans certains cas, des ressources minérales mesurées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et autres facteurs pertinents démontrant qu'il est possible, au moment de la rédaction du rapport, de justifier l'extraction rentable.

ressources minérales

Des concentrations ou indices minéralisés d'une substance naturelle solide présente au sein de la croûte terrestre ou sur celle-ci, qu'il s'agisse d'une substance inorganique ou d'une substance organique fossilisée, dont la forme, la quantité et la teneur ou qualité sont telles qu'elles présentent des perspectives raisonnables d'extraction rentable. La localisation, la quantité, la teneur, les caractéristiques géologiques et la continuité des ressources minérales sont connues, estimées ou interprétées à partir de preuves et de connaissances géologiques spécifiques. Les ressources minérales appartiennent à l'une des catégories suivantes :

« Ressources minérales mesurées »	La partie des ressources minérales dont la quantité et la teneur ou la qualité, la densité, la forme et les caractéristiques physiques sont si bien établies que l'on peut les estimer avec suffisamment de confiance pour permettre une considération adéquate de

paramètres techniques et économiques en vue de justifier la planification de la production et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour confirmer à la fois la continuité de la géologie et des teneurs.

« Ressources minérales indiquées » — La partie des ressources minérales dont on peut estimer la quantité et la teneur ou la qualité, la densité, la forme et les caractéristiques physiques avec un niveau de confiance suffisant pour permettre la mise en place appropriée de paramètres techniques et économiques en vue de justifier la planification minière et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour émettre une hypothèse raisonnable sur la continuité de la géologie et des teneurs.

« Ressources minérales présumées » — La partie des ressources minérales dont on peut estimer la quantité et la teneur ou la qualité, en se fondant sur des preuves géologiques et sur un échantillonnage limité ainsi que sur une continuité de la géologie et de la teneur pour lesquelles on peut émettre une hypothèse raisonnable sans que cela soit vérifié. L'estimation est fondée sur des renseignements et des échantillons limités provenant d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages et réunie par l'utilisation des techniques appropriées.

séquence lithologique	Succession chronologique de roches sédimentaires des roches anciennes inférieures aux roches supérieures moins âgées, sans autre interruption; par exemple une série de roches litées de portée interrégionale, limitées par des discordances.
stérile	La gangue et d'autres résidus provenant du lavage, de la concentration ou du traitement du minerai souterrain.
stratiforme	Se dit de la forme d'une couche, d'un lit ou d'une strate, composée de filons minces ou de couvertures plus ou moins parallèles, comme les intrusions stratiformes.
stratigraphie	La science relative aux strates rocheuses. La stratigraphie concerne non seulement la succession initiale et la relation d'âge des strates rocheuses, mais également leur forme, distribution, composition lithologique, contenu fossile, propriétés géophysiques et géochimiques; mais également tous les aspects et caractéristiques des roches sous forme de strate; et leurs interprétations en termes d'environnement ou de mode d'origine et d'histoire géologique.
teneur	La quantité de métal valorisable de chaque tonne ou minerai, exprimée en grammes par tonne pour les métaux précieux.
teneur limite	Teneur limite minimale de minerai à laquelle une tonne de roches peut être traitée de manière rentable.

teneur récupérée	Constitue la teneur de métal réelle réalisée par le procédé métallurgique et le traitement ou le minerai, d'après l'expérience réelle ou les essais en laboratoire.
tonne	Une tonne métrique, 1 000 kilogrammes ou 2 204,6 livres.
tonne anglaise	Unité de mesure impériale, 1 102 kilogrammes.
treuil à deux tambours	Une installation d'extraction dotée de deux tambours qui peut fonctionner séparément ou ensemble à l'aide d'un embrayage.

Table de conversion

Pour convertir	À	Multiplié par
Tonnes courtes	Tonnes	1.10231
Tonnes longues	Tonnes	0.98422
Livres	Tonnes	2204.62
Onces (troy)	Tonnes	32,150
Onces (troy)	Kilogrammes	32.150
Onces (troy)	Grammes	0.03215
Onces (troy)/tonne courte	Grammes/tonne	0.02917
Acres	Hectares	2.47105
Miles	Kilomètres	0.62137
Pied	Mètres	3.28084

TABLE DES MATIÈRES DES ÉTATS FINANCIERS

États financiers consolidés pro forma non vérifiés

ONTZINC CORPORATION

30 juin 2004

RAPPORT SUR LA COMPILATION DES ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA

Aux administrateurs de ONTZINC Corporation

Nous avons lu le bilan consolidé pro forma non vérifié de ONTZINC Corporation (la « société » ou « ONTZINC ») au 30 juin 2004 ainsi que les états consolidés pro forma des résultats non vérifiés du semestre arrêté à cette date et de l'exercice terminé le 31 décembre 2003 qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « ONTZINC » avec ceux des états financiers consolidés non vérifiés de la société au 30 juin 2004 et pour le semestre arrêté à cette date ainsi qu'avec ceux des états financiers consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « HBMS » avec ceux des états financiers consolidés non vérifiés de 152640 Canada Inc., société mère de Hudson Bay Mining and Smelting Co., Limited (« HBMS »), au 30 juin 2004 et pour le semestre arrêté à cette date ainsi qu'avec ceux des états financiers vérifiés de HBMS pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des rajustements pro forma;

   b) de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux exigences de la législation canadienne sur les valeurs mobilières.

4. Ces représentants :

   a) nous ont décrit le mode de détermination des rajustements pro forma;

   b) ont déclaré que les états financiers pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences de la législation canadienne sur les valeurs mobilières.

5. Nous avons lu les notes complémentaires des états financiers pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des rajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « ONTZINC » et « HBMS » au 30 juin 2004, pour le semestre arrêté à cette date et pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants présentés dans les colonnes portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

Un état financier pro forma est fondé sur des hypothèses de la direction et sur des rajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des rajustements pro forma et de l'application des rajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Comptables agréés

Toronto, Canada
Le • 2004

ONTZINC CORPORATION
BILAN CONSOLIDÉ PRO FORMA NON VÉRIFIÉ
30 juin 2004
(en milliers de dollars)

	ONTZINC	HBMS	Rajustements pro forma (note 2)		Chiffres pro forma
ACTIF					
Actif à court terme					
Encaisse	3 091 $	26 421 $	(312 194) $	a)	• $
			•	b)	
			•	c)	
Débiteurs	–	71 785	–		71 785
Stocks	–	81 329	–		81 329
Charges payées d'avance et autres actifs à court terme	746	1 311	–		2 057
Tranche à court terme de la juste valeur des instruments dérivés	–	6 751	–		6 751
	3 837	187 597	•		•
Placements	–	152	–		152
Immobilisations corporelles	128	364 916	–		365 044
Propriétés minières, concessions et frais d'exploration reportés	8 809	–	–		8 809
Dépôts liés à l'environnement	1 917	–	–		1 917
Juste valeur des instruments dérivés	–	4 735	–		4 735
Frais de financement reportés	891	–	•	c)	891
	15 582 $	557 400 $	• $		• $
PASSIF					
Passif à court terme					
Créditeurs et charges à payer	1 035 $	62 642 $	– $		63 677 $
Tranche à court terme des obligations découlant des contrats de location-acquisition	–	2 525	–		2 525
Tranche à court terme de la dette à long terme	–	2 000	–		2 000
Tranche à court terme de la juste valeur des instruments dérivés	–	2 152	–		2 152
	1 035	69 319	–		70 354
Obligations découlant des contrats de location-acquisition	–	10 554	–		10 554
Obligations au titre de la dette	1 683	15 500	•	c)	17 183
Passif découlant des régimes de retraite	–	34 308	13 000	a)	47 308
Autres avantages sociaux futurs	–	37 570	21 788	a)	59 358
Obligation liée à la mise hors service d'immobilisations	781	32 438	–		33 219
Juste valeur non réalisée des instruments dérivés	–	1 393	–		1 393
Charge reportée au titre des instruments dérivés	–	8 331	–		8 331
Autres passifs à long terme	–	1 005			1 005
Billets garantis de premier rang	–	–	•	c)	•
Actions privilégiées rachetables	–	1 270 241	(1 270 241)	a)	–
CAPITAUX PROPRES					
Actions ordinaires	24 848	15 021	(15 021)	a)	2 870
			(21 978)	d)	
Reçus de souscription	–	–	•	b)	•
Souscription d'actions à recevoir	(90)	–	–		(90)
Bons de souscription	5 843	–	–		5 843
Options sur actions	1 694	–	–		1 694
Surplus d'apport	516	117 847	117 847	a)	516
Composante capitaux propres des débentures convertibles	1 250	–	–		1 250
Écarts de conversion cumulatifs	–	(209)	209	a)	–
Déficit	(21 978)	(1 055 918)	1 055 918	a)	–
			21 978	d)	
	12 083	(923 259)	•		•
	15 582 $	557 400 $	• $		• $

Les notes ci-jointes font partie intégrante des présents états financiers pro forma.

ONTZINC CORPORATION
ÉTAT CONSOLIDÉ PRO FORMA DES RÉSULTATS
Semestre arrêté au 30 juin 2004
(en milliers de dollars)

	ONTZINC	HBMS	Rajustements pro forma		Chiffres pro forma
			(note 3)		
Produits					
Chiffre d'affaires net	– $	272 102 $	– $		272 102 $
Autres produits	13	2 776	–		2 789
	13	274 878	–		274 891
Charges					
Frais d'exploitation	–	219 727	–		219 727
Frais généraux et administratifs	2 790	4 043	–		6 833
Amortissement, épuisement et charge de désactualisation	87	26 239	•	b)	•
Perte (gain) de change	(83)	1 039	–		956
Perte sur les instruments dérivés	–	158	–		158
Intérêts débiteurs	499	–	•	a)	•
	3 293	251 206	•		•
Bénéfice (perte) avant les impôts	(3 280)	23 672	•		•
Charge fiscale (recouvrement)	(397)	59	–		(338)
Bénéfice (perte) de la période	(2 883)$	23 613 $	• $		• $
Bénéfice (perte) par action (note 4)	(0,02)$				• $
Nombre moyen pondéré d'actions ordinaires en circulation (note 4)	187 221 822				•

Les notes ci-jointes font partie intégrante des présents états financiers pro forma.

ONTZINC CORPORATION
ÉTAT CONSOLIDÉ PRO FORMA DES RÉSULTATS
Exercice terminé le 31 décembre 2003
(en milliers de dollars)

	ONTZINC	HBMS	Rajustements pro forma		Chiffres pro forma
			(note 3)		
Produits					
Chiffre d'affaires net	– $	417 914 $	– $		417 914 $
Autres produits	8	843	–		851
	8	418 757	–		418 765
Charges					
Frais d'exploitation	–	430 626	–		430 626
Frais généraux et administratifs	5 354	6 907	–		12 261
Amortissement, épuisement et charges de désactualisation	39	72 787	•	b)	•
Exploration	–	5 550	–		5 550
Perte (gain) de change	(207)	(37 272)	–		(37 479)
Intérêts débiteurs	–	–	•	a)	–
Moins-value d'actifs	–	268 944	–		268 944
	5 186	747 542	•		•
Perte avant les impôts	(5 178)	(328 785)	•		•
Charge fiscale	–	1 318	–		1 318
Perte de l'exercice	(5 178)$	330 103 $	• $		• $
Perte par action (note 4)	(0,05)$				• $
Nombre moyen pondéré d'actions ordinaires en circulation (note 4)	113 087 890				•

Les notes ci-jointes font partie intégrante des présents états financiers pro forma.

ONTZINC CORPORATION
Notes afférentes au bilan consolidé pro forma
et aux états consolidés pro forma des résultats
(en milliers de dollars)

1. Mode de présentation

Les informations financières consolidées pro forma non vérifiées au 30 juin 2004, pour le semestre arrêté au 30 juin 2004 et pour l'exercice terminé le 31 décembre 2003 sont fondées sur les états financiers historiques de ONTZINC Corporation (la « société ») et sur ceux de Hudson Bay Mining and Smelting Co., Limited (« HBMS »). Les états financiers consolidés pro forma ont été compilés à partir des renseignements figurant dans ce qui suit :

a) les états financiers vérifiés de la société pour l'exercice terminé le 31 décembre 2003;

b) les états financiers non vérifiés de la société pour le semestre arrêté au 30 juin 2004;

c) les états financiers vérifiés de HBMS pour l'exercice terminé le 31 décembre 2003;

d) les états financiers non vérifiés de HBMS pour le semestre arrêté au 30 juin 2004; et

e) les renseignements supplémentaires paraissant ci-dessous dans la note intitulée « Opérations pro forma ».

Les états financiers consolidés pro forma non vérifiés devraient être lus à la lumière des états financiers historiques de la société et des notes y afférentes pour l'exercice terminé le 31 décembre 2003 et le semestre arrêté au 30 juin 2004 ainsi que des états financiers historiques de HBMS et des notes y afférentes pour l'exercice terminé le 31 décembre 2003 et le semestre arrêté au 30 juin 2004, états présentés ailleurs dans ce prospectus.

Les états financiers de la société et ceux de HBMS qui ont servi à préparer ces états financiers consolidés pro forma ont été dressés selon les principes comptables généralement reconnus du Canada (les « PCGR du Canada »). La société a passé en revue les conventions comptables de HBMS et considère qu'elles sont essentiellement conformes aux siennes. Aucun rajustement n'a dû être apporté aux états financiers pro forma pour qu'ils reflètent ces conventions comptables.

Le bilan pro forma non vérifié au 30 juin 2004 tient compte de l'acquisition de HBMS ainsi que de l'émission des billets garantis de premier rang et des reçus de souscription comme si ces opérations avaient été réalisées le 30 juin 2004. Les états consolidés pro forma des résultats non vérifiés du semestre arrêté au 30 juin 2004 et de l'exercice terminé le 31 décembre 2003 tiennent compte de l'acquisition de HBMS ainsi que de l'émission des billets garantis de premier rang et des reçus de souscription comme si ces opérations avaient eu lieu le 1er janvier 2003.

Les renseignements pro forma sont fondés sur les estimations et hypothèses décrites dans les notes y afférentes, sont présentés dans le seul but d'informer le lecteur et ne sont pas nécessairement représentatifs des résultats cumulés ou de la situation financière qui auraient pu être obtenus pour la période ou à la date indiquée, ni des résultats futurs qui pourraient être inscrits dans l'avenir.

ONTZINC CORPORATION
Notes afférentes au bilan consolidé pro forma
et aux états consolidés pro forma des résultats
(en milliers de dollars)

1. Mode de présentation (suite)

Des rajustements pro forma ont dû être faits afin de refléter l'émission des reçus de souscription et leur échange subséquent en actions ordinaires et en bons de souscription de la société, l'acquisition de HBMS, l'émission des billets garantis de premier rang et les intérêts connexes ainsi que les frais d'opération estimatifs. Ces rajustements pro forma et la ventilation du prix d'achat de HBMS ont été fondés en partie sur des estimations de la juste valeur des actifs acquis et des passifs pris en charge. La ventilation définitive du prix d'achat sera effectuée une fois que la direction et un évaluateur indépendant auront terminé l'évaluation des actifs et des passifs. L'évaluation finale portera sur les actifs corporels et incorporels nets réels de HBMS à la date de conclusion de son acquisition. Tout rajustement final pourrait modifier la ventilation du prix d'achat, ce qui pourrait influer sur la juste valeur attribuée aux actifs et aux passifs et se solder par des changements aux états financiers pro forma non vérifiés. En outre, l'incidence des activités d'intégration, le moment de la réalisation de l'acquisition et d'autres changements des actifs corporels et incorporels nets de HBMS avant la conclusion de l'acquisition pourraient exiger d'importantes modifications aux renseignements figurant aux présentes.

Il n'existait aucun solde entre la société et HBMS, celles-ci n'ayant conclu entre elles aucune opération intersociétés.

2. Opérations pro forma

a) Acquisition de HBMS

Le 7 octobre 2004, la société a conclu une convention d'achat d'actions afin d'acquérir auprès de Anglo American International S.A. toutes les actions en circulation de 152640 Canada Inc., laquelle détient la totalité des actions en circulation de HBMS, à un prix d'achat au comptant de 325 millions de dollars, sous réserve de rajustements de clôture estimés à 12 806 000 $ (pour un prix d'achat net au comptant d'environ 312 millions de dollars).

Cette acquisition sera comptabilisée selon la méthode de l'acquisition, et la juste valeur de la contrepartie versée sera attribuée à la juste valeur, à la date de conclusion, des actifs nets identifiables qui seront acquis.

ONTZINC CORPORATION
Notes afférentes au bilan consolidé pro forma
et aux états consolidés pro forma des résultats
(en milliers de dollars)

2. Opérations pro forma (suite)

a) Acquisition de HBMS (suite)

La ventilation provisoire de la contrepartie totale aux actifs acquis et aux passifs pris en charge est comme suit :

Prix d'achat	312 194 $
Valeur comptable des actifs nets acquis, y compris les actions rachetables	346 982
Excédent des actifs nets sur le prix d'achat	34 788 $

Ventilé à :

Passif découlant des régimes de retraite	13 000 $
Autres avantages sociaux futurs	21 788
	34 788 $

La société a ventilé de manière provisoire l'excédent des actifs nets sur le prix d'achat au passif découlant des régimes de retraite et les autres avantages sociaux futurs.

La ventilation définitive du prix d'achat sera effectuée une fois que la direction et un évaluateur indépendant auront terminé l'évaluation des actifs et des passifs. Les actifs corporels et incorporels nets réels de HBMS sont ceux existant à la date de conclusion de l'opération. Tout rajustement final pourrait modifier la ventilation du prix d'achat, ce qui pourrait influer sur les valeurs attribuées de manière provisoire aux actifs acquis et aux passifs pris en charge, et ces rajustements pourraient être importants.

b) Émission de reçus de souscription

Pour refléter l'émission de reçus de souscription et l'échange en actions ordinaires et en reçus de souscription, pour un produit brut de • $, ainsi que les frais d'émission estimatifs de • $, pour un produit net de • $.

c) Émission de billets garantis de premier rang

En rapport avec l'acquisition de HBMS, nouvelle filiale constituée en société de la société, cette dernière procédera à l'émission de billets garantis de premier rang de • $, échéant le • 2011 et portant intérêt au taux de • %. Le montant estimatif des frais d'émission de ces billets tient compte des honoraires des preneurs fermes, soit • $, et des autres frais, à savoir • $.

d) Réduction du capital déclaré

Pour refléter l'élimination du déficit historique de la société au moyen d'une réduction du capital déclaré de 21 978 $.

ONTZINC CORPORATION
Notes afférentes au bilan consolidé pro forma
et aux états consolidés pro forma des résultats
(en milliers de dollars)

3. Rajustements des états consolidés pro forma des résultats non vérifiés

a) Pour constater les intérêts pour 6 mois et 12 mois, respectivement, des débentures garanties de premier rang.

b) Pour constater l'amortissement pour 6 mois et 12 mois, respectivement, des frais de financement reportés afférents à l'émission des billets subordonnés garantis.

4. Bénéfice (perte) par action

Le calcul du bénéfice (de la perte) de base par action paraissant dans les états consolidés pro forma des résultats a mis en jeu le nombre pro forma d'actions ordinaires de la société qui auraient été en circulation au cours du semestre arrêté au 30 juin 2004 et de l'exercice terminé le 31 décembre 2003 si l'émission des actions ordinaires de la société, émission liée aux opérations pro forma, avait eu lieu le 1er janvier 2003.

Le calcul du bénéfice diluée par action à l'état des résultats pro forma, pour le semestre arrêté au 30 juin 2004, est fondé sur le nombre pro forma d'actions ordinaires de la société, si l'émission des actions ordinaires de la société ayant trait aux opérations pro forma avaient eu lieu le 1er janvier 2004. Les actions ordinaires en circulation potentiellement dilutives au • novembre 2004 ont également été incluses dans le calcul du nombre moyen pondéré d'actions ordinaires en circulation aux termes de la méthode du rachat d'actions.

Le regroupement des actions à raison de • contre 1 qui est décrit dans le prospectus a été pris en compte comme si ce regroupement avait eu lieu le 1er janvier 2003.

États financiers consolidés de

152640 CANADA INC.

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et pour les semestres terminés les 30 juin 2004 et 2003

RAPPORT DES VÉRIFICATEURS

À l'administrateur de
152640 Canada Inc.

Nous avons vérifié les bilans consolidés de 152640 Canada Inc. aux 31 décembre 2003 et 2002 et les états consolidés des résultats d'exploitation et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

Winnipeg (Manitoba)
Le 25 octobre 2004

•
Comptables agréés

152640 CANADA INC.

BILANS CONSOLIDÉS
(en dollars canadiens)

	30 juin	31 décembre	
	2004	Erreur ! Nom de propriété de document inconnu.	!Erreur de syntaxe, !
	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)
ACTIF			
À court terme			
Espèces et quasi-espèces	26 421	3 527	4 003
Débiteurs	73 057	63 911	60 484
Moins : provision pour créances douteuses	(1 272)	(1 180)	(1 071)
Stocks (note 4)	81 329	80 885	78 154
Charges payées d'avance et autres actifs	1 311	6 865	12 172
Tranche à court terme de la juste valeur des instruments dérivés (note 14)	6 751	-	-
	187 597	-	-
Placements (note 5)	152	152	152
Immobilisations corporelles (note 6)	364 916	358 236	579 524
Juste valeur des instruments dérivés (note 14)	4 735	-	-
	557 400	-	-
PASSIF			
À court terme			
Créditeurs	38 439	49 412	55 954
Charges à payer	24 203	18 032	17 433
Tranche à court terme des obligations en vertu de contrats de location-acquisition (note 7)	2 525	13	123
Tranche à court terme de la dette à long terme (note 8)	2 000	2 000	479 522
Tranche à court terme de la juste valeur des instruments dérivés (note 14)	2 152	-	-
	69 319	69 457	553 032
Obligations en vertu de contrats de location-acquisition (note 7)	10 554	-	13
Titres d'emprunt (note 8)	15 500	17 500	19 500
Obligation au titre de régimes de retraite (note 9)	34 308	33 669	34 596
Autres avantages sociaux futurs des employés (note 10)	37 570	36 608	34 085
Obligation liée à la mise hors service d'immobilisations (note 2)	32 438	30 825	36 884
Juste valeur des instruments dérivés (note 14)	1 393	-	-
Charge reportée liée aux instruments dérivés (note 14)	8 331	-	-
Autres passifs à long terme	1 005	1 010	2 907
	210 418	189 069	-
Actions privilégiées rachetables (note 11)	1 270 241	1 270 241	668 967
	1 480 659	1 459 310	1 349 984
CAPITAUX PROPRES (CAPITAUX PROPRES NÉGATIFS)			
Actions ordinaires – 122 348 actions émises (note 11)	15 021	15 021	15 021
Surplus d'apport (note 11)	117 847	117 847	117 847
Déficit	(1 055 918)	(1 079 531)	(749 428)
Écarts de conversion cumulés	(209)	(251)	(6)
	(923 259)	(946 914)	(616 566)
	557 400	512 396	733 418

Nature des activités d'exploitation et de l'entreprise en exploitation (note 1); **Éventualités** (note 12); **Engagements** (note 18)

Les notes font partie intégrante des états financiers consolidés.

152640 CANADA INC.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT
(en dollars canadiens)

	Pour les semestres terminés les 30 juin		Pour les exercices terminés les 31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Produits					
Chiffre d'affaires	272 102	206 176	417 914	436 092	390 589
Autre bénéfice	29	105	843	1 775	1 722
Amortissement de la charge reportée liée aux instruments dérivés	2 747	-	-	-	-
Assurance contre les pertes d'exploitation	-	-	-	1 701	17 272
	274 878	206 281	418 757	439 568	409 583
Frais et charges					
Frais d'exploitation	219 727	221 669	430 626	440 431	417 364
Frais généraux et administratifs	4 043	4 017	6 907	9 561	10 321
Amortissement	25 621	34 401	70 709	66 429	73 327
Charge de désactualisation	618	756	2 078	1 890	1 937
Frais d'exploration	-	-	5 550	4 538	2 130
(Gain) perte de change	1 039	(33 599)	(37 272)	(2 021)	33 021
Perte sur les instruments dérivés (note 14):	158	-	-	-	-
Perte de valeur des actifs (note 6)	-	-	268 944	-	-
	251 206	227 244	747 542	520 828	538 100
Bénéfice net (perte nette) avant impôts	23 672	**!K11 Ne se trouve pas dans le tableau**	-	-	-
Impôts (note 13)	(59)	(682)	(1 318)	(1 698)	(1 208)
Bénéfice (perte) pour la période	23 613	-	-	-	-
Déficit au début	(1 079 531)	(749 428)	(749 428)	(666 470)	(536 745)
Déficit à la fin	(1 055 918)	-	-	-	-

Les notes font partie intégrante des états financiers consolidés.

152640 CANADA INC.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE
(en dollars canadiens)

	Pour les semestres terminés les 30 juin		Pour les exercices terminés les 31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
FLUX DE TRÉSORERIE LIÉS AUX :					
Activités d'exploitation					
Bénéfice (perte) pour la période	23 613	(21 645)	(330 103)	(82 958)	(129 725)
Éléments sans effet sur la trésorerie					
Amortissement	25 621	34 401	70 709	66 428	73 327
Perte de valeur des actifs	-	-	268 944	-	-
Tranche non réalisée de la variation de la juste valeur des instruments dérivés	3 137	-	-	-	-
Amortissement de la charge reportée liée aux instruments dérivés	(2 747)	-	-	-	-
Variation nette des éléments hors caisse du fonds de roulement (note 22)	(8 746)	15 024	(6 685)	16 129	(17 877)
Autres éléments d'exploitation hors caisse (note 23)	3 251	(61)	(6 604)	(11 418)	4 714
	44 129	27 719	(3 739)	(11 819)	(69 561)
Activités d'investissement					
Dépenses en immobilisations	(32 301)	(59 853)	(118 366)	(112 897)	(188 523)
Produit de la vente de placements	-	-	-	-	87
	(32 301)	(59 853)	(118 366)	(112 897)	(188 436)
Activités de financement					
(Remboursements) produit de la dette bancaire	-	-	-	(2 291)	528
Produit de la vente des contrats de cession-bail	14 353	-	-	-	-
Remboursement des obligations découlant de contrats de location-acquisition	(1 287)	(60)	(123)	(113)	(37)
(Remboursements) produit des emprunts	(2 000)	(477 760)	(479 522)	(8 220)	84 138
Actions privilégiées émises	-	512 037	601 274	126 054	186 657
	-	-	121 629	115 430	271 286
Variation des espèces et quasi-espèces	22 894	2 083	(476)	(9 286)	13 289
Espèces et quasi-espèces au début	3 527	4 003	4 003	13 289	-
Espèces et quasi-espèces à la fin	26 421	6 086	3 527	4 003	13 289
Information supplémentaire					
Intérêts payés	358	723	748	9 104	17 105
Taxe sur le capital payée	89	1 143	2 094	1 720	1 108

Les notes font partie intégrante des états financiers consolidés.

152640 CANADA INC.

NOTES COMPLÉMENTAIRES

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié)
et pour les semestres terminés les 30 juin 2004 et 2003 (non vérifié)
(en dollars canadiens)

1. NATURE DES ACTIVITÉS D'EXPLOITATION ET DE L'ENTREPRISE EN EXPLOITATION

152640 Canada Inc. (la Société) est une filiale en propriété exclusive indirecte de Anglo American plc (« AAplc ») (la société mère), une société constituée en personne morale en Angleterre et au pays de Galles. La Société, par l'intermédiaire de sa filiale en propriété exclusive, la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, est un producteur de métaux communs. Les installations de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée comprennent des mines, des usines de concentration et un complexe métallurgique pour l'extraction de cuivre et de zinc. La Compagnie minière et métallurgique de la Baie d'Hudson Limitée entreprend également des activités d'exploration et de mise en valeur par l'intermédiaire de sa filiale en propriété exclusive, Hudson Bay Exploration and Development Company Limited. Ces activités sont menées dans les provinces du Manitoba et de la Saskatchewan, au Canada. La Compagnie minière et métallurgique de la Baie d'Hudson Limitée exploite en outre une usine d'oxyde de zinc en Ontario. La Société doit utiliser des installations et des technologies spécialisées et se fie à ces dernières pour maintenir ses niveaux de production. La Société est également touchée par la valeur marchande du zinc et du cuivre, les frais d'exploitation et les taux d'intérêts.

Les présents états financiers consolidés sont basés sur l'hypothèse de la continuité de l'exploitation, qui tient pour acquis la réalisation des actifs et la liquidation des passifs dans le cours normal des activités de l'entreprise. L'aptitude de la Société à assurer la continuité est tributaire de sa capacité à assurer la rentabilité de ses activités d'exploitation, à obtenir un soutien financier continu de ses actionnaires et obtenir un financement par actions et des financements externes et de procéder à de nouvelles émissions d'actions pour être en mesure de rembourser les passifs à mesure qu'ils deviennent payables. Si l'hypothèse de la continuité n'était pas appropriée pour les présents états financiers, des ajustements seraient nécessaires au titre des valeurs comptables des actifs et des passifs, de la perte déclarée pour l'exercice et de la classification utilisée pour le bilan.

Le 7 octobre 2004, la société mère a conclu une entente visant la vente de la Société à ONTZINC Corporation de Toronto, au Canada. Les modalités de l'entente sont telles que la conclusion de la vente, laquelle est assujettie à l'obtention de tous les consentements nécessaires des actionnaires, organismes de réglementation et tiers, à la satisfaction des conditions de vente habituelles et à la collecte du financement requis, aura lieu au plus tard le 1er janvier 2005.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés sont préparés conformément aux principes comptables généralement reconnus du Canada et sont présentés en dollars canadiens.

Les présents états financiers consolidés incluent les états financiers de 152640 Canada Inc., de sa filiale en propriété exclusive, la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, et la part proportionnelle des actifs et des passifs de toute coentreprise dont la Société exerce le contrôle conjoint. Les comptes et les opérations réciproques ont été éliminés à la consolidation.

Les états financiers consolidés intermédiaires au 30 juin 2004 et pour les semestres terminés les 30 juin 2004 et 2003 ne comprennent pas tous les renseignements normalement inclus dans les états financiers consolidés annuels. La direction est d'avis que l'information financière consolidée non vérifiée comprend tous les ajustements (soit uniquement les ajustements récurrents habituels) nécessaires à une présentation fidèle de cette information. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats prévus pour l'exercice.

Ce qui suit constitue un résumé des principales conventions comptables de la Société :

Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige que la direction procède à des estimations et élabore des hypothèses ayant une incidence sur les montants déclarés dans les états financiers consolidés et dans les notes complémentaires. Les domaines importants au sein desquels le jugement de la direction est appliqué comprennent la détermination des réserves de minerai, la gestion des en-cours, la durée de vie et la valeur de récupération des usines et du matériel, les passifs éventuels, les provisions pour moins-value d'impôts futurs, l'obligation liée à la mise hors service d'immobilisations, la juste valeur des instruments dérivés, les obligations au titre des régimes de retraite et les autres avantages sociaux futurs des employés. Les résultats réels pourraient différer considérablement de ces estimations.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

Conversion des devises

Les actifs et les passifs monétaires sont convertis aux taux de change en vigueur à la fin de l'exercice et les autres actifs et passifs sont convertis aux taux historiques. Les gains et les pertes à la conversion des actifs et des passifs monétaires sont imputés aux résultats.

Les actifs et les passifs des établissements étrangers autonomes sont convertis aux taux de change en vigueur à la fin de l'exercice, et les produits et les charges sont convertis aux taux de change mensuels moyens. Les écarts découlant de ces conversions de devises sont constatés dans les capitaux propres à titre d'écart de conversion cumulé jusqu'à ce qu'ils soient réalisés au moyen d'une réduction de l'investissement.

Avec prise d'effet le 1er janvier 2002, la Société a adopté les recommandations du chapitre 1650 du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA), intitulé « Conversion des devises étrangères », relativement à une conversion des devises qui éliminent le report et l'amortissement des gains ou des pertes de change liés aux éléments monétaires à long terme dont la durée de vie est fixe et déterminable. L'adoption de la norme, laquelle a été appliquée rétroactivement sans retraitement des périodes précédentes, n'a pas eu d'incidence importante sur les états financiers de la Société.

Constatation des produits

Le chiffre d'affaires et les produits sont constatés à la valeur du marché lorsque le titre de propriété, les droits de propriété et les obligations liées à la propriété sont transmis au client, que le recouvrement est raisonnablement assuré et que le prix est raisonnablement déterminable. Plusieurs produits de la Société sont vendus en vertu d'ententes selon lesquelles les prix sont déterminés au moyen des cours du marché pendant une période subséquente à la date de la vente. Les variations subséquentes de la détermination finale du poids, de la teneur et du prix des métaux sont constatées à titre d'ajustements des produits à mesure qu'elles surviennent jusqu'à ce que le prix soit établi définitivement.

Frais généraux et administratifs

La Société classe les frais généraux et administratifs de la même façon que ceux qui sont liés aux activités administratives de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, lesquels comprennent principalement la rémunération des cadres dirigeants, les abonnements collectifs et la consultation dans les domaines du droit, de la vérification, de l'actuariat et des relations publiques.

Frais d'expédition et de manutention

La Société inclut les frais d'expédition et de manutention dans les frais d'exploitation.

Impôts

La provision pour impôts sur les bénéfices et sur l'exploitation minière se fonde sur la méthode du passif fiscal. Les actifs et les passifs d'impôts futurs sont déterminés en fonction de la différence entre les assiettes fiscales des actifs et des passifs de la Société et les montant respectifs déclarés dans les états financiers. Les actifs ou les passifs d'impôts futurs sont calculés au moyen de l'application de taux d'imposition en vigueur ou pratiquement en vigueur applicables aux exercices futurs aux écarts entre les valeurs comptables et les assiettes fiscales de certains actifs et passifs. Les actifs d'impôts futurs sont évalués et, si la réalisation n'est pas considérée plus probable qu'improbable, une provision pour moins-value est constituée. La Société n'a pas constaté ces actifs.

Espèces et quasi-espèces

Les espèces et quasi-espèces comprennent les dépôts en espèces et les instruments portant intérêt dont les dates d'échéance initiales sont de moins de trois mois.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

Stocks

Les stocks comprennent principalement les stocks de produits en cours (concentrés et métaux), les produits métalliques et les fournitures. Les concentrés, les métaux et les autres produits vendables sont évalués au coût ou à la valeur de réalisation nette estimative, selon le moindre des deux montants. Les stocks de produits en cours représentent les matériaux actuellement en cours d'être convertis en produits vendables. Les procédés de conversion varient selon la nature du concentré ou du métal. Les matériaux en cours de conversion sont mesurés selon les teneurs du matériau fourni aux usines de traitement et les recouvrements prévus des usines respectives et sont évalués au coût. Le coût des stocks de métaux finis représente le coût moyen des stocks de produits en cours engagé avant le processus de raffinage et de coulage, plus les coûts de raffinage et de coulage.

Les fournitures sont évaluées au coût, au coût de remplacement ou à la valeur d'usage, selon le moindre montant. Le coût est déterminé selon la méthode du coût moyen.

Placements

Les placements incluent les titres négociables enregistrés au coût ou à la valeur du marché, selon le moindre des deux montants.

Immobilisations corporelles

a) **Propriétés minières** – Les frais d'exploration minière sont passés en charges à mesure qu'ils sont engagés. Lorsque l'évaluation de la direction indique que la propriété est en mesure de procéder à une production commerciale économique, les ressources prouvées et probables ayant été établies, les frais futurs sont capitalisés à titre de dépenses liées à la mise en valeur de la mine.

b) **Dépenses liées à la mise en valeur de la mine** – Les frais d'exploration et de mise en valeur des propriétés jugées aptes à la production commerciale économique sont capitalisés et amortis au moyen de la méthode de l'amortissement proportionnel à l'utilisation. La méthode de l'amortissement proportionnel à l'utilisation se fonde sur les tonnes de réserves de minerai prouvées et probables et les coûts de mise en valeur futurs qui y sont liés. Le coût des aménagements souterrains nécessaires pour permettre l'accès à une réserve ou à une ressource d'une mine en exploitation est capitalisé lorsque cette partie de la mise en valeur est essentielle pour permettre l'accès à plus d'un lieu de travail ou chantier d'abattage. Les dépenses en capital de mise en valeur incluent les puits, les descenderies, les galeries de roulage sur voie, les galeries secondaires, les puisards, les sous-stations électriques, les abris, les cheminées d'aération, des passages pour homme permanents, les monteries servant à évacuer le minerai et les déchets, les galeries d'exploration et le sondage de l'exploitation de diamant.

   Les dépenses continues au titre des réparations, de l'entretien et de la mise en valeur sont imputées aux résultats à mesure qu'elles sont engagées. Celles-ci comprennent les galeries d'accès aux chantiers d'abattage de minerai, les bouveaux dans les épontes supérieures et inférieures du chantier, les points de soutirage, les galeries de forage, les sous-étages, les fentes, les monteries, les monteries d'accès aux chantiers d'abattage et le forage de définition au diamant.

Aucun amortissement n'est constaté relativement aux dépenses de mise en valeur de la mine jusqu'au commencement de la production commerciale économique. La production commerciale a lieu lorsqu'un actif ou une propriété est essentiellement complet et prêt pour son utilisation prévue. Tout produit obtenu avant la production commerciale, déduction faite des frais connexes, est porté en déduction des frais de mise en valeur.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

c) **Immeubles, usines et matériel** – Les dépenses au titre des acquisitions, des remplacements majeurs ou des améliorations d'immeubles, d'usines et de matériel sont capitalisées au coût, déduction faite des crédits d'impôt à l'investissement s'y rapportant. Les immeubles, les usines et le matériel, y compris les actifs détenus en vertu de contrats de location-acquisition, sont amortis sur la base de l'amortissement proportionnel à l'utilisation ou de l'amortissement linéaire. La méthode de l'amortissement proportionnel à l'utilisation se fonde sur les tonnes de réserves de minerai prouvées et probables. Les actifs pour lesquels la méthode de l'amortissement linéaire est utilisée sont amortis sur la durée de vie utile estimative des actifs, qui varie de 1 an à 15 ans. La Société inclut également les valeurs résiduelles futures estimatives dans sa détermination de l'amortissement.

d) **Intérêt capitalisé** – L'intérêt sur les emprunts liés au financement de projets d'immobilisations majeurs en construction est capitalisé au cours de la phase de construction à titre de coût lié au projet.

e) **Perte de valeur des actifs** – La Société examine et évalue la valeur comptable de ses mines en exploitation et de ses biens mis en valeur lorsque des événements ou des changements de situation indiquent que la valeur comptable d'actifs ou de groupes d'actifs connexes pourrait ne pas être recouvrable. Si le total des flux de trésorerie futurs estimatifs non actualisés est inférieur à la valeur comptable de l'actif, une perte de valeur est mesurée et les actifs sont dévalués à la juste valeur, laquelle correspond généralement à la valeur actualisée des flux de trésorerie futurs. Les flux de trésorerie futurs sont fondés sur la production minière future estimative recouvrable, les prix de vente prévus (compte tenu des prix courants et passés, des tendances des prix et des facteurs connexes), les niveaux de production, les charges décaissées pour la production, les coûts en capital et de remise en état, qui se basent tous sur des plans techniques détaillés concernant la durée de vie utile des mines. La production future recouvrable de la mine est déterminée au moyen des réserves prouvées et probables ainsi que des ressources minérales mesurées, indiquées et présumées, en tenant compte de la dilution et de la récupération estimatives au cours de l'exploitation minière et des pertes estimatives liées au traitement du minerai. Les estimations de la production recouvrable au moyen des intérêts miniers mesurés, indiqués et présumés sont considérées comme donnant lieu à une exploitation minière du point de vue économique et se fondent sur la confiance de la direction en ce qui concerne la conversion de ces intérêts en réserves prouvées et probables. Tous les actifs à long terme sont considérés dans leur ensemble aux fins de l'estimation des flux de trésorerie futurs. Les hypothèses qui sous-tendent les flux de trésorerie futurs estimatifs sont assujetties à des risques et incertitudes. Il est possible que des modifications des estimations se produisent et aient une incidence sur la recouvrabilité prévue des investissements de la Société dans des biens miniers.

Régimes de retraite et autres avantages sociaux futurs des employés

La Société maintient pour ses employés des régimes de retraite non contributifs et contributifs à prestations déterminées calculées sur le salaire moyen en fin de carrière. Les régimes sont financés et administrés conformément à la réglementation et aux directives actuarielles pertinentes. La Société offre également un régime à cotisations déterminées pour certains employés. Les obligations au titre des régimes de retraite sont fondées sur des évaluations actuarielles. Certaines hypothèses actuarielles utilisées dans la détermination sont fondées sur les meilleures estimations de la direction, notamment le rendement prévu du régime, l'indexation des salaires et les dates de retraite des employés. Les différences entre le passif actuariel et les montants constatés dans les états financiers découleront de modifications des hypothèses relatives au régime, de modifications relatives aux avantages sociaux ou des résultats réels qui différeront des hypothèses actuarielles.

La Société offre des prestations de soins de santé permanentes à certains prestataires appelés « membres de catégorie spéciale ». Les membres de catégorie spéciale comprennent les prestataires retraités dont les prestations de retraite n'ont pas été réduites ou qui ont pris leur retraite avec anticipation ou dans le cadre d'autres ententes spéciales. Le groupe inclut également les veuves, les veufs et les enfants à charge des membres décédés.

La Société offre des prestations d'invalidité à long terme, des prestations d'assurance-maladie et d'autres avantages postérieurs à l'emploi aux employés rémunérés à l'heure et des prestations d'invalidité à long terme et d'assurance-maladie aux salariés.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

Obligation liée à la mise hors service d'immobilisations

Avec prise d'effet le 1er janvier 2004, la Société a adopté le chapitre 3110 du *Manuel de l'ICCA*, intitulé « Obligations liées à la mise hors service d'immobilisation » (le « chapitre 3110 »), soit la nouvelle norme comptable portant sur les obligations liées à la mise hors service d'immobilisations. L'adoption du chapitre 3110 n'a pas eu d'incidence importante sur la Société, puisque sa politique en matière d'obligations liées à la mise hors service d'immobilisations était conforme aux normes comptables décrites au chapitre 3110. Les dispositions du chapitre 3110 exigent que les obligations liées à la mise hors service d'immobilisations soient constatées à la juste valeur au moment où la responsabilité légale existe et peut être mesurée. Les obligations afférentes de mise hors service de l'actif sont capitalisées à même la valeur comptable de l'actif à long terme et amorties sur la durée de vie utile estimative restante de l'actif. La Société a enregistré des obligations liées à la mise hors service d'immobilisations principalement liées aux frais de déclassement et de remise en état. Comme la norme l'exige, la Société effectuera des évaluations périodiques du caractère raisonnable de ses estimations en matière d'obligations liées à la mise hors service d'immobilisations et révisera ces estimations en conséquence. Les soldes de l'actif et du passif respectifs seront ajustés, ce qui entraînera une augmentation ou une diminution correspondante des montants passés en charge dans les périodes subséquentes.

L'obligation liée à la mise hors service d'immobilisations se fonde sur des plans de protection de l'environnement, conformément aux exigences environnementales et réglementaires actuelles. La charge de désactualisation est imputée à l'état des résultats et du déficit en fonction de l'application de la composante intérêts au passif existant.

Le total des flux de trésorerie futurs non actualisés nécessaires pour régler les obligations liées à la mise hors service des actifs de déclassement et de remise en état est estimé à 51,1 M$. Un taux sans risque ajusté en fonction de la qualité de crédit de 4 % a été utilisé pour déterminer l'obligation inscrite dans le bilan. La direction prévoit que de telles obligations seront substantiellement réglées au moment de la fermeture de l'installation minière, ou aux alentours de cette date, laquelle est actuellement prévue pour 2016.

Instruments financiers et contrats de marchandises

La Société utilise des instruments financiers dérivés, y compris des contrats à terme et des contrats d'option, pour gérer l'exposition actuelle au risque lié aux prix des marchandises, au risque de change et au risque de taux d'intérêt. Avant le 1er janvier 2004, les gains et les pertes sur ces contrats étaient reportés et constatés dans la période à laquelle les gains et les pertes de l'opération sous-jacente se rapportaient.

Le 1er janvier 2004, la Société a adopté de façon prospective les modifications apportées à la note d'orientation sur la comptabilité 13 (NOC-13), intitulée « Relations de couverture », et à l'abrégé du CPN-128, intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture » de l'ICCA. Cette note d'orientation porte sur l'identification, la désignation, la documentation et l'efficacité des opérations de couverture aux fins de l'application de la comptabilité de couverture. Elle établit également les conditions qui déterminent si la comptabilité de couverture doit s'appliquer ou non. En vertu de cette nouvelle note d'orientation, les opérations de couverture doivent être documentées et il doit être prouvé que les opérations de couverture sont suffisamment efficaces pour que soit poursuivie la comptabilité d'exercice sur les positions couvertes par des instruments dérivés. Les instruments dérivés qui ne sont pas considérés comme des couvertures aux termes de la NOC-13, ou qui ne sont pas désignés à titre de couverture, sont enregistrés dans le bilan soit à titre d'actif, soit à titre de passif, et les variations de la juste valeur sont constatées dans le bénéfice net.

Même si, de l'avis de la direction, les contrats continuent d'atténuer efficacement l'exposition de la Société au risque lié aux prix des marchandises et au risque de change, la Société a choisi de ne désigner aucune de ses activités de gestion du risque de prix comme opération de couverture aux termes de la NOC-13 et, par conséquent, comptabilisera tous ces instruments dérivés au moyen de la méthode de la juste valeur. La direction peut réévaluer, de temps à autre, ses politiques et pratiques en matière de comptabilité de couverture et peut choisir de désigner et de documenter des contrats à titre de couvertures à l'avenir.

2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

L'incidence de la mise en place de cette norme comptable sur les états financiers consolidés de la Société au 1er janvier 2004 a entraîné la constatation d'un actif au titre des instruments dérivés sur devises et sur marchandises dont la juste valeur est de 16,7 M$, d'un passif au titre des instruments dérivés dont la juste valeur est de 5,6 M$ et d'une charge nette reportée de 11,1 M$ qui sera constatée dans le bénéfice net sur la durée de l'élément couvert précédemment désigné.

Le bénéfice net ou la charge nette lié à un swap de taux d'intérêt est constaté selon la comptabilité d'exercice sur la durée de vie des swaps à titre de composante intérêts. Le coût de chaque contrat d'option est amorti selon la méthode de l'amortissement linéaire sur la durée du contrat. Au cours des périodes présentées, la Société ne détenait aucun swap de taux d'intérêt.

3. ÉLABORATION DE NORMES COMPTABLES

Instruments financiers

Le CNC est sur le point de conclure ses propositions relatives aux instruments financiers (chapitre 3855, « Instruments financiers – Constatation et mesure », et chapitre 1530 – « Résultat étendu »), qui présenteront des normes touchant diverses questions, plus précisément le classement des actifs et des passifs financiers, la constatation des instruments financiers dans le bilan et la façon de les mesurer, la comptabilisation des gains et des pertes et la présentation de la méthode du résultat étendu. Les normes définitives devraient être publiées au cours du premier trimestre de 2005 et entrer en vigueur au cours des exercices commençant à compter du 1er octobre 2006.

Dans le cadre du projet financier susmentionné, le CNC est sur le point de mettre la touche finale à une proposition touchant la comptabilisation des instruments dérivés et des opérations de couverture (chapitre 3865). Les principes essentiels des nouvelles normes sont les suivants :

- tous les instruments dérivés doivent être mesurés à la juste valeur;
- les changements de la juste valeur doivent être constatés immédiatement dans les résultats, à moins qu'il ne s'agisse d'une opération de couverture;
- les changements de valeur d'une opération de couverture « de juste valeur » doivent être constatés dans les résultats immédiatement, mais sont contrebalancés par un changement de la valeur comptable de l'élément couvert;
- les changements de la juste valeur d'une opération de couverture de flux de trésorerie sont accumulés dans les autres éléments du résultat étendu jusqu'à ce que l'élément couvert ait une incidence sur les résultats.

La nouvelle norme conservera les directives actuelles mais fournira davantage d'explications relativement à l'application de la comptabilité de couverture en vertu des PCGR du Canada.

Opérations non monétaires

En mars 2004, le CNC a publié un exposé-sondage proposant un nouveau chapitre 3830, qui s'intitulerait « Opérations non monétaires ». Cet exposé-sondage propose de remplacer l'aboutissement du processus de génération du profit à titre de test visant la mesure d'une opération non monétaire à la juste valeur par un test mesurant la substance commerciale. Cet exposé-sondage exigerait que les opérations non monétaires soient constatées à la juste valeur à moins qu'elles ne manquent de substance commerciale; auparavant, ces opérations étaient enregistrées à la juste valeur, sauf lorsqu'elles ne représentaient pas l'aboutissement du processus de génération du profit. Une norme définitive est prévue pour le quatrième trimestre de 2004, laquelle devrait entrer en vigueur au cours du mois de sa publication.

4. STOCKS

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)
Produits en cours	56 317	51 075	47 408
Produits finis	10 106	15 053	15 604
Matériaux et fournitures	14 906	14 757	15 142
	81 329	-	-

5. PLACEMENTS

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)
Titres négociables, au coût	152	152	152
Cours du marché	438	368	305

6. IMMOBILISATIONS CORPORELLES

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)
Immobilisations corporelles	944 787	920 304	894 630
Amortissement cumulé	(733 629)	(782 269)	(541 268)
	211 158	-	-
Mise en valeur de la mine	619 453	772 614	682 203
Amortissement cumulé	(465 695)	(552 413)	(456 041)
	153 758	-	-
	!G9 Ne se trouve pas dans le tableau	**!C14 Ne se trouve pas dans le tableau**	**!E14 Ne se trouve pas dans le tableau**

Au cours de 2004, certains éléments d'actif hors exploitation entièrement amortis de mines précédemment fermées ont été retirés des immobilisations corporelles (52,1 M$) et de la mise en valeur de la mine (104,7 M$), de même que leur amortissement cumulé connexe.

6. IMMOBILISATIONS CORPORELLES (suite)

Les immobilisations corporelles incluent ce qui suit :

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)
Immobilisations corporelles en construction ou remises en valeur	14 075	222 552	165 996
Actifs déclassés, déduction faite de l'amortissement	1 620	1 062	3 097
Intérêt capitalisé	24 548	24 548	23 890
Matériel loué en vertu de contrats de location-acquisition			
Coût	15 059	706	705
Amortissement cumulé	(889)	(563)	(187)
	14 170	143	518
Charge d'amortissement liée au matériel loué en vertu de contrats de location-acquisition	325	61	58

Au cours de 2003, conformément à sa politique en matière de dépréciation des actifs, la Société a déterminé que la valeur comptable des immobilisations corporelles et des dépenses non amorties de mise en valeur de la mine ne reflétait pas les montants nets recouvrables en fonction des bénéfices potentiels futurs et des coûts futurs compte tenu des conditions actuelles du marché et du niveau des réserves de minerai (se reporter à la note 2). La valeur comptable de ces éléments a été réduite de la façon suivante :

	31 décembre Erreur ! Nom de propriété de document inconnu. (en milliers de dollars)
Immobilisations corporelles	215 573
Dépenses non amorties de mise en valeur de la mine	53 371
	-

7. OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION

La Société a conclu des contrats de location-acquisition portant sur du matériel.

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)
Obligations locatives	13 079	13	136
Moins : tranche à court terme de l'obligation	(2 525)	(13)	(123)
	10 554	-	13

7. OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION (suite)

Le tableau suivant représente les paiements de location minimaux pour le matériel utilisé dans le cadre des activités d'exploitation au cours des cinq prochaines années :

	30 juin 2004 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)
2004	1 583	14
2005	3 161	-
2006	3 161	-
2007	3 491	-
2008	3 418	-
Moins : intérêts supplétifs	(1 735)	(1)
	13 079	13

Le taux d'intérêt est en moyenne de 5,5 % et est fixe pour la durée des baux venant à échéance en 2007 et en 2008.

8. TITRES D'EMPRUNT

	30 juin	31 décembre	
	2004 (en milliers de dollars) (non vérifié)	2003 (en milliers de dollars)	2002 (en milliers de dollars)
Province du Manitoba	17 500	19 500	21 500
Papier commercial	-	-	472 783
Emprunt bancaire	-	-	4 739
	17 500	19 500	499 022
Moins : tranche à court terme de la dette à long terme	2 000	2 000	479 522
	15 500	17 500	19 500

L'emprunt sans intérêt de la province du Manitoba est garanti par une lettre de crédit de soutien irrévocable, émise par une banque à charte canadienne, et garanti par la société mère et doit être remboursé en versements de 2 M$ les 14 juin 2004 et 2005, de 4 M$ les 14 juin 2006 et 2007 et de 7,5 M$ le 14 juin 2008. La province peut déclarer que la totalité de l'emprunt est échu et exigible intégralement à la date du versement suivant immédiatement la date d'expiration du projet 2012. Le projet 2012 est un ensemble défini de projets d'immobilisations qui doit prendre fin si le conseil en décide ainsi ou si la Société ne réussit pas à maintenir le niveau convenu de dépenses en immobilisations du projet 2012 pendant la durée de l'emprunt. Au cours de 2003, les dépenses en immobilisations cumulées du projet correspondaient au total des engagements du projet.

Le papier commercial représente les effets à payer à court terme, lesquels ont été reconduits ou refinancés par la Société sur une base à long terme. Le papier commercial porte intérêts aux taux du marché à court terme et est garanti par la société mère. Le papier commercial pour 2002 incluait des coupures de 161,7 M$ US et de 216,1 M$, laquelle a été échangée en dollars américains pour un total de 137,6 M$ US. En 2003, le papier commercial a été remboursé à même les liquidités obtenues par suite de l'émission d'actions privilégiées.

Au cours de 2003, les intérêts sur la dette à long terme se sont chiffrés à 1,5 M$ (9,1 M$ en 2002) et sont inclus dans les frais d'exploitation.

8. TITRES D'EMPRUNT (suite)

La Société dispose d'une ligne de crédit pouvant aller jusqu'à 30 M$ portant intérêt au taux préférentiel et garantie par la société mère. La ligne de crédit est utilisée pour combler les besoins de liquidités à court terme et pour garantir les lettres de crédit.

	30 juin	31 décembre	
	2004	2003	2002
	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)
Lettres de crédit en cours	5 200	4 000	1 600

Les lettres de crédit en cours réduisent les montants disponibles aux termes de la ligne de crédit.

9. OBLIGATIONS AU TITRE DES RÉGIMES DE RETRAITE

La Société dispose de régimes de retraite non contributifs et contributifs à prestations déterminées pour ses employés.

L'information relative aux régimes de retraite non contributifs et contributifs à prestations déterminées s'établit comme suit :

	31 décembre	
	2003	2002
	(en milliers de dollars)	(en milliers de dollars)
Variation de l'obligation au titre des régimes de retraite		
Obligation au début	165 332	158 696
Coût des services rendus au cours de l'exercice	5 542	5 121
Frais d'intérêts	11 538	10 443
Modifications apportées au régime	18 333	2 820
(Gains actuariels) pertes actuarielles	(1 555)	4 119
Prestations versées	(12 643)	(15 877)
Obligation à la fin	-	-
Variation des actifs des régimes de retraite		
Juste valeur des actifs du régime au début	117 677	127 942
Rendement réel des actifs du régime	10 575	(6 258)
Cotisations de l'employeur	18 869	11 870
Prestations versées	(12 643)	(15 877)
Juste valeur des actifs du régime à la fin	-	-
Situation de capitalisation déficitaire des régimes à la fin	(52 069)	(47 655)
Pertes actuarielles et sur placements non constatées	9 183	13 059
Coût non constaté des services passés	9 217	-
Obligation nette au titre des régimes de retraite à la fin	-	-

En raison de la fermeture de la mine Ruttan, la Société prévoit régler ses obligations aux termes des régimes de retraite à l'égard des anciens employés de la mine Ruttan au moyen de l'achat de contrats d'assurance par lesquels l'assureur assume la totalité des risques et engagements de la Société en vertu des régimes. La finalisation des règlements aura lieu ultérieurement. En 2002, les anciens employés de la mine Ruttan, qui est fermée, ne gagnaient plus de nouveaux droits aux prestations en vertu de leurs régimes de prestations.

9. OBLIGATIONS AU TITRE DES RÉGIMES DE RETRAITE (suite)

La charge de retraite comprend les composantes suivantes :

	30 juin		31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Coût des services rendus au cours de l'exercice	2 875	2 771	5 542	5 121	5 399
Frais d'intérêts	6 160	4 090	11 538	10 443	10 342
Rendement prévu des actifs du régime	(4 824)	(3 988)	(8 398)	(8 271)	(8 841)
Amortissement des pertes actuarielles et sur placements	4	72	144	-	-
Amortissement du coût non constaté des services passés	3 009	4 377	8 733	-	447
Règlement des liquidations de Ruttan	-	-	-	2 820	934
Charge des régimes de retraite à prestations déterminées	7 224	7 322	-	-	-
Charge du régime de retraite à cotisations déterminées	112	106	384	150	160
Charge de retraite	7 336	7 428	-	-	-

Les hypothèses moyennes pondérées utilisées dans la détermination des obligations au titre des régimes de retraite sont les suivantes :

	31 décembre		
	2003	**2002**	**2001**
	%	%	%
Taux d'actualisation	6,85	6,75	6,75
Rendement prévu des actifs du régime	7,55	6,95	6,50
Taux de croissance de la rémunération	4,25	4,25	4,25

La répartition moyenne pondérée de l'actif du régime de retraite, par catégorie d'actif, s'établit comme suit :

	31 décembre		
	2003	**2002**	**2001**
	%	%	%
Titres participatifs	58,2	53,9	55,3
Titres de créance	41,8	46,1	44,7
	100,0	100,0	100,0

10. AUTRES AVANTAGES SOCIAUX FUTURS DES EMPLOYÉS

Le tableau suivant présente de l'information sur les avantages postérieurs à la retraite et les autres avantages postérieurs à l'emploi de la Société :

	31 décembre	
	2003	**2002**
	(en milliers de dollars)	(en milliers de dollars)
Variation des autres avantages sociaux futurs des employés		
Obligation au début	34 489	33 929
Coût des services rendus au cours de l'exercice	1 668	525
Frais d'intérêts	2 256	2 121
Modifications apportées au régime	306	-
Pertes actuarielles	(813)	(467)
Prestations versées	(1 706)	(1 619)
Obligation à la fin	-	-
Situation de capitalisation déficitaire des régimes à la fin	(36 200)	(34 489)
Pertes actuarielles et sur placements non constatées	(408)	404
Autres avantages sociaux futurs des employés à la fin, montant net	-	-

La charge au titre des autres avantages sociaux futurs des employés inclut les composantes suivantes :

	30 juin		31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Coût des services rendus au cours de l'exercice	884	834	1 668	525	1 859
Frais d'intérêts	1 297	531	2 256	2 121	2 056
Amortissement du coût non constaté des services passés	4	153	306	-	(1 150)
Autres	-	-	-	(674)	-
Charge au titre des autres avantages sociaux futurs des employés	2 185	1 518	-	-	-

Les hypothèses moyennes pondérées utilisées dans la détermination des obligations et de la charge au titre des autres avantages sociaux futurs des employés sont les suivantes :

	2003	**2002**	**2001**
	%	%	%
Taux d'actualisation	7,00	6,75	6,75
Rendement prévu des actifs du régime	s.o.	s.o.	s.o.
Taux de croissance de la rémunération	4,25	4,25	4,75

Il a été supposé que le taux tendanciel du coût des soins de santé utilisé pour mesurer les autres avantages sociaux futurs des employés commencerait à 9,08 % en 2004, qu'il diminuerait graduellement pour s'établir à 4,5 % d'ici 2009 et qu'il resterait à ces niveaux par la suite.

11. ACTIONS PRIVILÉGIÉES RACHETABLES, ACTIONS ORDINAIRES ET SURPLUS D'APPORT

Capital-actions

Le capital-actions autorisé et émis de la Société s'établit comme suit :

Actions autorisées

Un nombre illimité d'actions privilégiées sans droit de vote, donnant droit à des dividendes non cumulatifs de la façon et au moment où ils sont déclarés. Ces actions sont rachetables au gré du porteur et sont, à ce titre, constatées à titre de passif. Elles sont également rachetables au gré de la Société.

Un nombre illimité d'actions ordinaires avec droit de vote.

Actions émises

	30 juin	31 décembre	
	2004	2003	2002
	(non vérifié)		
Actions privilégiées rachetables			
Émises	127 024 042	127 024 042	66 896 730
Capital déclaré (en milliers de dollars)	1 270 241	1 270 241	668 967
Actions ordinaires			
Émises	122 348	122 348	122 348
Capital déclaré (en milliers de dollars)	15 021	15 021	15 021

Surplus d'apport

Le surplus d'apport représente les montants versés par la société mère avant le 1er janvier 2001.

12. ÉVENTUALITÉS

La Société et ses filiales font l'objet de divers litiges et réclamations qui surviennent dans le cours normal des affaires. Puisque l'issue de ces procédures ne peut être prévue avec certitude, aucun montant n'a été constaté dans ces états financiers consolidés.

Les principaux litiges et réclamations sont les suivants :

a) Le 10 février 1995, des demandes en dommages-intérêts ont été déposées contre Saskatchewan Power Corporation (« SaskPower »), la Société et Churchill River Power Company Limited (« CRP ») visant un montant total de 1 G$ en dommages-intérêts compensatoires et plus de 100 M$ en dommages-intérêts exemplaires. Ces demandes ont été déposées relativement à l'utilisation et à l'exploitation de Whitesand Dam et de Island Falls Hydro Electric Station en Saskatchewan dont la propriété a été transférée de CRP, une ancienne filiale en propriété exclusive de la Société, à SaskPower en 1981. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

b) En 2004, deux plaintes ont été déposées dans l'État de la Caroline du Nord, aux États-Unis, désignant de nombreux défendeurs, dont la Société et sa coentreprise, Considar Metal Marketing Inc. Les demandeurs exigent des dommages-intérêts d'un montant de 67 M$ en raison d'un accident qui serait survenu dans une usine de West Pharmaceuticals Services, Inc. à Kinston, en Caroline du Nord. Les défendeurs ont retenu les services d'un avocat pour contester les réclamations et rejeter toute responsabilité. Il est trop tôt pour évaluer la probabilité que les demandes soient fondées. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

12. ÉVENTUALITÉS (suite)

c) Le 21 avril 2004, Novawest Resources Inc. a engagé une poursuite devant la Cour suprême de la Colombie-Britannique, visant à obtenir des dommages-intérêts d'un montant non précisé, notamment contre Hudson Bay Exploration and Development Company Limited, une filiale de la Société. Selon la poursuite, il y aurait eu abus de confiance, et des dommages-intérêts sont réclamés en raison de cet abus. Les défendeurs ont retenu les services d'un avocat pour contester la réclamation et rejeter toute responsabilité. Il est trop tôt pour évaluer la probabilité que les demandes soient fondées. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

13. IMPÔTS

La charge d'impôts est constituée principalement d'impôt des grandes sociétés. Le rapprochement des impôts sur les bénéfices calculés aux taux d'imposition prévus par la loi et de la provision réelle pour impôts s'établit comme suit :

	30 juin		31 décembre		
	2004	2003	2003	2002	2001
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Taux d'imposition prévu par la loi	42,62 %	44,12 %	44,12 %	46,12 %	46,12 %
Charge d'impôts (bénéfices) au taux réglementaire	10 089	(9 249)	(145 060)	(37 477)	(59 272)
Déductions au titre des ressources et de l'épuisement, moins les impôts sur les ressources (recouvrement)	(8 539)	2 192		10 874	7 016
Économies liées aux pertes fiscales de l'exercice non constatées	(11 130)	7 919	11 983	37 634	36 686
Économies liées à d'autres écarts temporaires non constatées	9 580	14 036	153 294	(2 687)	3 418
Autres écarts permanents	-	(14 898)	(20 217)	(8 344)	12 152
Impôt des grandes sociétés et autres	59	682	1 318	1 698	1 208
	59	682	1 318	1 698	1 208

La Société a des reports de pertes prospectifs autres qu'en capital s'élevant à environ 215,8 M$ (188,6 M$ en 2002) qui n'ont pas été comptabilisés dans les états financiers. De plus, des écarts temporaires entre l'assiette fiscale et la valeur comptable des actifs et des passifs qui se traduiraient par un actif d'impôt de 229,4 M$ (139,4 M$ en 2002) n'ont pas été comptabilisés. Les soldes correspondants au titre des reports de pertes prospectifs autres qu'en capital et des actifs d'impôts non comptabilisés ont antérieurement été déclarés et se chiffraient à 201,5 M$ et à 129,6 M$. Les montants initialement déclarés en 2002 étaient fondés sur le dépôt prévu de documents auprès des organismes de réglementation et ont été redressés pour tenir compte des dépôts réels. Ces pertes expireront comme suit :

2007	35 720 000 $
2008	71 323 000
2009	81 598 000
2010	27 161 000

En raison de sa participation de coentreprise dans Considar Metal Marketing SA, la Société a des reports de pertes prospectifs autres qu'en capital d'environ 0,3 M$ (0,02 M$ en 2002) qui n'ont pas été comptabilisés dans les états financiers. Les avantages fiscaux liés aux reports de pertes prospectifs autres qu'en capital expirent comme suit :

2007	22 000 $
2010	243 000

14. GESTION DES RISQUES AU MOYEN D'INSTRUMENTS FINANCIERS

Tel qu'il est expliqué à la note 2, le 1er janvier 2004, la juste valeur de la totalité des instruments dérivés en cours qui n'ont pas été inscrits comme des couvertures aux fins comptables ont été enregistrés dans le bilan consolidé, et un montant compensatoire a été ajouté aux frais reportés, selon le cas. Les frais reportés sont comptabilisés dans les produits ou dans les charges, selon le cas, sur la durée de l'élément auparavant couvert. Après quoi, les variations de la juste valeur sont inscrites dans le bilan consolidé et le gain ou la perte non réalisé connexe est inscrit dans le bénéfice net. Du total des frais reportés de 11,1 M$ inscrits au 1er janvier 2004, une tranche de 2,8 M$ a été constatée dans les produits du semestre terminé le 30 juin 2004, et le solde sera constaté comme suit (en millions) :

2004	1er trimestre	s.o.	2e trimestre	s.o.	3e trimestre	1,7 $	4e trimestre	2,1 $
2005	1er trimestre	0,6 $	2e trimestre	0,5 $	3e trimestre	0,5 $	4e trimestre	0,4 $
2006	1er trimestre	0,7 $	2e trimestre	0,9 $	3e trimestre	0,9 $	4e trimestre	néant

La juste valeur estimative de tous les instruments financiers dérivés est fondée sur le cours du marché ou, en son absence, sur les données et les prévisions du marché provenant de tiers. Les gains ou les pertes non réalisés et les gains ou les pertes réalisés sont présentés de façon distincte dans les résultats. Les pertes liées aux instruments financiers comprennent la perte non réalisée sur la juste valeur qui s'établit à 3,2 M$, et les gains réglées qui s'élèvent à 3,0 M$.

Gestion des risques de change

La Société a recours à des contrats de change à terme pour limiter l'incidence de la fluctuation des taux de change sur les actifs et les passifs libellés en devises ainsi que sur les opérations futures prévues. Des contrats à terme portant sur la vente de devises, assortis d'une valeur nominale en dollars américains, ont été conclus afin de gérer son exposition aux risques de change futurs prévus (26 M$ US au taux de 1,5551 $ en 2004, 8 M$ US au taux de 1,5868 $ en 2005 et 6 M$ US au taux de 1,5890 $ en 2006).

La Société utilise des tunnels de devises, au moyen desquels elle établit une fourchette à l'intérieur de laquelle elle peut gérer son exposition aux fluctuations des devises. La Société a des contrats d'option d'achat sur devises en cours qui lui donnent le droit, mais non l'obligation, d'acheter des devises (8 M$ US au taux de 1,5650 $ en 2004, 8 M$ US au taux de 1,5650 $ en 2005 et 6 M$ US au taux de 1,5650 $ en 2006) ainsi que des contrats d'option de vente sur devises en cours qui donnent à l'acheteur le droit, mais non l'obligation, de vendre des devises à la Société (8 M$ US au taux de 1,6010 $ en 2004, 8 M$ US au taux de 1,6040 $ en 2005 et 6 M$ US au taux de 1,6065 $ en 2006).

Risque de crédit

La Société fournit du crédit à ses clients dans le cours normal de ses activités. Elle effectue, sur une base régulière, des contrôles portant sur la solvabilité de ses clients et maintient des provisions pour pertes sur créances éventuelles. Tous les débiteurs de la Société se rapportent à sa coentreprise Considar Metal Marketing.

La Société est exposée à un risque de crédit dans l'éventualité où les contreparties ne respecteraient pas leurs obligations aux termes des contrats sur les produits dérivés. La Société ne détient aucune garantie ni autre sûreté à l'appui des instruments financiers comportant un risque de crédit, mais elle atténue ce risque en ne faisant affaire qu'avec des parties financièrement solides et, par conséquent, ne prévoit pas subir de pertes en raison de l'inexécution de certaines obligations.

Gestion du risque sur marchandises

La Société maintient des programmes de protection des prix et gère le risque sur marchandises au moyen de contrats de vente à terme, de contrats avec option de report de l'échéance et de contrats d'option. La Société a des contrats à terme d'or à des taux moyens de 317,30 $ US pour 16 100 onces en 2004, de 329,71 $ US pour 16 200 onces en 2005 et de 332,63 $ US pour 2 200 onces en 2006.

La Société utilise des tunnels de marchandises, au moyen desquels elle établit une fourchette à l'intérieur de laquelle elle peut gérer son exposition aux fluctuations des prix des marchandises. La Société a des contrats d'option d'achat d'or en cours qui lui donnent le droit, mais non l'obligation, d'acheter 37 200 onces à 415,75 $ US en 2004 et 20 400 onces à 450 $ US en 2005, ainsi que des contrats d'option de vente d'or en cours qui lui donnent le droit, mais non l'obligation, de vendre 37 200 onces à 380 $ US en 2004 et 30 400 onces à 390 $ US en 2005.

14. GESTION DES RISQUES AU MOYEN D'INSTRUMENTS FINANCIERS (suite)

Par l'intermédiaire de sa participation de coentreprise dans Considar Metal Marketing SA, la Société gère le risque lié aux ventes physiques à terme effectuées sur la base d'un prix fixe relativement au zinc et à l'oxyde de zinc et, par conséquent, est partie à des contrats d'achat à terme de zinc. Au 31 décembre 2003, la coentreprise avait des contrats à terme en cours visant l'achat de 30 114 tonnes de zinc à des prix variant entre 802 $ US et 1 010 $ US la tonne, à diverses dates de règlement au cours des trois prochaines années.

15. JUSTE VALEUR DES INSTRUMENTS FINANCIERS

Le tableau ci-dessous fait état de la juste valeur estimative des instruments financiers détenus par la Société :

	31 décembre			
	2003		2002	
	Valeur comptable (en milliers de dollars)	Juste valeur (en milliers de dollars)	Valeur comptable (en milliers de dollars)	Juste valeur (en milliers de dollars)
Actif				
Espèces	3 537	3 537	4 003	4 003
Débiteurs	62 731	62 731	59 413	59 413
Passif				
Créditeurs et charges à payer	67 444	67 444	73 387	73 387
Tranche à court terme de la dette à long terme	2 000	2 000	479 522	479 522
Tranche à court terme des obligations en vertu de contrats de location-acquisition	13	13	123	123
Dette à long terme	17 500	16 514	19 500	18 319
Instruments dérivés				
Risque de change				
Actif	1 390	15 922	-	999
Passif	-	-	270	5 710

La valeur comptable des espèces et quasi-espèces, des débiteurs, des créditeurs et des charges à payer, de la tranche à court terme de la dette à long terme ainsi que de la tranche à court terme des obligations en vertu de contrats de location-acquisition avoisine leur juste valeur en raison de leur nature à court terme. La juste valeur de la dette à long terme a été déterminée à partir des flux monétaires actualisés aux taux courants du marché. Les instruments financiers dérivés ont été évalués aux justes valeurs actuelles en se fondant sur les cours du marché ou sur des méthodologies d'évaluation reconnues.

16. INFORMATION SUR LES APPARENTÉS

La totalité des actions ordinaires et des actions privilégiées de la Société sont détenues indirectement par AAplc. La Société est apparentée à des sociétés sous le contrôle d'AAplc ou sur lesquelles AAplc exerce une influence notable.

152640 CANADA INC.

NOTES COMPLÉMENTAIRES

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié)
et pour les semestres terminés les 30 juin 2004 et 2003 (non vérifié)
(en dollars canadiens)

16. INFORMATION SUR LES APPARENTÉS (suite)

Le tableau qui suit résume les opérations de la Société conclues avec des apparentés au cours des périodes suivantes :

	Type d'opération	Classement	30 juin 2004 (en milliers de dollars) (non vérifié)	30 juin 2003 (en milliers de dollars) (non vérifié)	31 décembre 2003 (en milliers de dollars)	31 décembre 2002 (en milliers de dollars)	31 décembre 2001 (en milliers de dollars)
Entreprises sous contrôle commun							
Anglo American (Luxembourg) SA	Instruments dérivés	Instruments dérivés	1 956	1 051	3 395	-	-
Anglo American Exploration (Canada) Ltd.	Frais de gestion	Autre bénéfice	13	13	25	25	25
			1 969	-	957, 0	52, 0	398, 0
Entreprises sous contrôle commun							
Compania Minera Dona Ines de Collahuasi	Achats de concentrés	Exploitation	24 380	14 433	29 141	4 913	13 829
Anglo American Exploration (Canada) Ltd.	Exploration	Exploration	-	-	5 640	7 064	10 223
Boart Longyear Inc.	Services et approvisionnements	Exploitation	1 730	1 725	3 611	4 280	4 817
Anglo American (Luxembourg) SA	Instruments dérivés	Instruments dérivés	-	-	-	4 462	3 019
Anglo American Corporation	Consultation	Général et administratif	-	17	-	-	161
Autres	Technique/personnel	Exploitation	15	23	261	432	579
			2170, 0	2658, 0	1150, 0	1213, 0	1690, 0
Entité satellite							
Considar SA	Marketing	Général et administratif	-	-	-	-	123

Ces opérations sont conclues dans le cours normal des activités et sont mesurées à la valeur d'échange qui correspond à la contrepartie fixée par les apparentés et dont elles ont convenue.

Les négociants et les producteurs dans le domaine du métal commun échangent souvent des produits de qualité et de poids égal dans différents emplacements géographiques afin de réduire les frais de transport qui auraient autrement été engagés si le métal avait été livré physiquement aux endroits désirés. La Société a également recours à cet outil de marketing, et il arrive que le partenaire d'échange soit une entreprise sous contrôle commun. Toutes les opérations de cette nature sont effectuées à des conditions et des prix équivalents à ceux de la concurrence.

16. INFORMATION SUR LES APPARENTÉS (suite)

À la fin des périodes, les montants à payer aux entités apparentées ou par celles-ci sont les suivants :

	30 juin		31 décembre		
	2004	**2003**	**2003**	**2002**	**2001**
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Entreprises sous contrôle commun					
Anglo American Exploration (Canada) Ltd.	9 317	7 460	4 152	1 622	5 501
Anglo American (Luxembourg) SA	7 364	1 452	-	(402)	(514)
Boart Longyear Inc.	(339)	(151)	(294)	(220)	(422)
Autres	25	173	(27)	79	176
	16 367	8 934	3 831	1 079	4 741
Entité satellite					
Baffinland Iron Mines	-	-	-	-	122

Ces soldes sont payables sur demande et découlent de la vente des produits ou de la prestation des services mentionnés ci-dessus.

Le 30 juin 2004, les espèces et quasi-espèces comprenaient un dépôt à court terme portant intérêt de 15,1 M$ auprès d'Anglo American (Luxembourg) SA.

17. PLACEMENTS DANS LES COENTREPRISES

Considar Metal Marketing SA, une entité constituée en personne morale en vertu des lois du Grand-Duché de Luxembourg, est une coentreprise dont la Société détient une participation de 50 %. La coentreprise Considar Metal Marketing Inc. et ses filiales en propriété exclusive exercent des activités qui consistent à fournir du métal aux clients des diverses industries liées au métal.

Avant 2004, la Société détenait une participation dans la coentreprise Namew Lake qui était inactive durant la période couverte par les présents états financiers.

17. PLACEMENTS DANS LES COENTREPRISES (suite)

Le tableau qui suit est un résumé de la portion au prorata de 50 % de l'actif, du passif, des produits et des charges de la coentreprise Considar Metal Marketing SA que détient la Société. Une partie importante des ventes de la Société sont conclues avec la coentreprise. La présentation de l'information ne tient pas compte des éliminations des comptes et opérations réciproques.

	31 décembre	
	2003	**2002**
	(en milliers de dollars)	(en milliers de dollars)
ACTIF		
À court terme		
Espèces	761	870
Débiteurs	16 600	17 534
Stocks	26 416	25 266
Charges payées d'avance et autres actifs	32	29
	43 809	43 699
Immobilisations corporelles	117	134
	43 926	43 833
PASSIF		
À court terme		
Créditeurs et charges à payer	43 347	42 674
CAPITAUX PROPRES		
Capital-actions	1 605	1 605
Écarts de conversion cumulés	(251)	(6)
Déficit	(775)	(440)
	579	1 159
	43 926	43 833
PRODUITS		
Chiffre d'affaires	240 141	257 102
Autre bénéfice	345	144
	240 486	257 246
FRAIS ET CHARGES		
Frais d'exploitation, généraux et administratifs	240 785	257 257
Amortissement	32	43
	240 817	257 300
Perte avant impôts et pour l'exercice	(331)	(54)
Flux de trésorerie liés aux activités d'exploitation	155	426
Flux de trésorerie liés aux activités de financement	-	-
Flux de trésorerie liés aux activités d'investissement	(15)	(15)

18. ENGAGEMENTS

Contrats de location-exploitation

La Société a conclu divers contrats de location à l'égard d'installations et de matériel. Les baux viennent à échéance au cours de périodes variant de un an à quatre ans. Le total des paiements de location minimaux restants exigés au cours des quatre prochaines années s'établit comme suit :

	30 juin 2004	31 décembre 2003
	$ (non vérifié)	$
2004	1 776 413	2 074 000
2005	3 376 000	751 000
2006	2 479 000	251 000
2007	297 000	-

Par l'intermédiaire de sa participation dans la coentreprise Considar Metal Marketing SA, la Société détient, au 31 décembre 2003, divers contrats de location à l'égard d'installations et de matériel, qui viennent à échéance au cours de périodes variant de un an à huit ans. Le total des paiements annuels de location minimaux restants exigés au cours des cinq prochaines années s'établit comme suit :

	31 décembre 2003
	$
2004	209 000
2005	233 000
2006	231 000
2007	219 000
2008 et ultérieurement	747 000

Engagements d'achat et de vente

La Société a conclu un engagement visant la livraison de 85 000 tonnes d'anodes de cuivre annuellement pour le raffinage au cours de l'année prochaine, assorti d'une option de prolongation pour une année supplémentaire, chaque année. Dans l'éventualité où la Société est incapable de satisfaire aux modalités du contrat, il serait exigé que soient faits des paiements de 0,04 $ US par livre d'anodes de cuivre non livrée.

La Société détient un engagement visant l'achat de concentré de cuivre contre paiement qui se fonde sur une livraison réputée plutôt que sur une livraison physique. Le contrat prévoit que la livraison se fera de la façon suivante :

De 2004 à 2008 .... 72 000 tonnes annuellement

Le paiement se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit fixe au titre de la transformation et du raffinage. Si la Société ne peut traiter le tonnage prévu en temps opportun, la direction estime que la Société aura la capacité de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

La Société a un engagement visant l'achat de 40 000 TMS par année de concentré de cuivre d'un apparenté (Compania Minera Dona Ines de Collahuasi) jusqu'en 2008. Le paiement est effectué 45 jours après la date du connaissement et se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit au titre de la transformation, du raffinage et des frais de transport. La direction a l'intention de rechercher des occasions d'échanger le tonnage avec d'autres fonderies (lorsque cela s'avère avantageux en ce qui a trait aux frais de transport). Si la Société ne peut traiter le concentré ou échanger le tonnage en temps opportun, la direction estime que la Société sera en mesure de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

18. ENGAGEMENTS (suite)

La Société dépend en partie du traitement des concentrés achetés pour réaliser une partie des profits. La disponibilité continue de tels concentrés en termes économiques au-delà de l'échéance des contrats actuels ne peut être déterminée pour le moment.

Autres engagements et ententes

a) La Société a fourni des subventions de déplacement et a garanti le rachat de nouvelles maisons aux employés qui ont dû déménager de celles appartenant à la Société, en raison de leur démolition. Au 31 décembre 2003, la direction croit que la valeur marchande des nouvelles maisons achetées est supérieure aux montants de la garantie connexe.

b) En septembre 1999, le projet 777, qui prolongera la durée de vie de la mine jusqu'en 2016, a été approuvé à un coût prévu de 240 M$ US. Ce projet allant de l'avant, des contrats et des engagements totalisant 10,5 M$ CA étaient en vigueur au 31 décembre 2003.

c) En décembre 2003, la Société a mis en place des ententes de conservation du personnel à l'égard de certains employés. Ces ententes prévoient des paiements advenant certains événements, notamment le changement de contrôle de la Société et le maintien en poste des employés visés à des dates données. Le montant des paiements, le cas échéant, dépend des événements futurs, lesquels ne peuvent être raisonnablement déterminés actuellement. La Société a inscrit un passif estimatif de 0,3 M$ au 30 juin 2004.

d) En vertu d'une entente d'achat et de vente conclue entre Considar Metal Marketing Inc. (« CMM »), Considar WP Acquisition Corp. (« Considar WP ») et White Pine Copper Refinery Inc. (« White Pine »), datée du 4 juin 2000 et modifiée le 16 mai 2001, CMM a le droit de faire l'acquisition de la totalité des actions émises et en circulation de White Pine auprès de Considar WP en en informant Considar WP à certains moments en 2004, 2005 et 2006. De plus, Considar WP a le droit d'exiger que CMM procède à l'acquisition de ces actions en en informant CMM avant une certaine date en 2005.

   CMM est une filiale en propriété exclusive de Considar Metal Marketing S.A. (« CMMSA »). La Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB ») et Considar, Inc. (« Considar ») sont les détenteurs de la totalité des actions émises et en circulation de CMMSA. Conformément à une lettre d'accord entre CMMB et Considar datée du 4 juin 2000, si CMMB et Considar ne peuvent s'entendre sur une autre forme de financement pour l'acquisition des actions de White Pine par CMM, CMMB et Considar ont convenu de rendre disponibles à CMM des fonds suffisants pour payer la moitié du prix d'achat de 13 M$ US pour ces actions et pour tous les autres montants payables par CMM aux termes de l'entente d'achat et de vente à partir de la conclusion de l'opération.

e) En ce qui a trait à la majeure partie de la mine Callinan/777, la Société est assujettie à des paiements de redevance de 0,25 $ la tonne de minerai extrait et à une participation au revenu net de 6 2/3 % du produit net de la production si le montant total des flux de trésorerie cumulés pour l'exercice s'avère positif. À ce jour, le total des flux de trésorerie s'est révélé considérablement négatif.

f) La Compagnie minière et métallurgique de la Baie d'Hudson Limitée dispose d'un programme d'intéressement en vertu duquel 10 % du bénéfice net de la Société (à l'exclusion des provisions pour impôts futurs), calculés conformément aux principes comptables généralement reconnus du Royaume-Uni pour tout exercice donné, seront distribués à tous les employés des exploitations Flin Flon/Snow Lake, sauf les dirigeants et le personnel clé de direction.

g) Le 31 mars 1999, la Société a conclu une entente avec le gouvernement de la Saskatchewan relativement aux activités de récupération entreprises par la Société. En outre, la Société a conclu une entente similaire avec le gouvernement du Manitoba le 7 mai 2004. La Société a remis en garantie relativement à l'obligation au titre de la remise en valeur aux gouvernements de la Saskatchewan et du Manitoba son matériel d'exploitation minière, ses immeubles et ses installations qui sont situés sur des terrains du Manitoba et de la Saskatchewan, notamment le complexe métallurgique Flin Flon et certaines mines qui y sont liées. Au 31 décembre 2003, la valeur comptable nette des actifs se chiffre à environ 237,5 M$ et la valeur de récupération estimative au moment du déclassement est de 47,6 M$. Les garanties octroyées aux provinces de la Saskatchewan et du Manitoba sont de rang égal.

18. ENGAGEMENTS (suite)

h) Dans le cours normal des activités, la Société fournit des indemnisations, qui relèvent souvent de clauses contractuelles standards, aux tiers qui prennent part aux opérations telles les contrats d'achat et de vente, les ententes de service, les contrats relatifs à des administrateurs ou à des dirigeants et les opérations de location. Ces ententes d'indemnisation peuvent exiger que la Société indemnise les tiers des frais engagés en raison de divers événements, notamment les responsabilités environnementales, les modifications apportées aux lois et aux règlements (ou des changements d'interprétation de ceux-ci), ou en raison de réclamations ou de sanctions imposées par la loi, qui peuvent être subis par le tiers et qui découlent de l'opération. Les modalités de ces ententes d'indemnisation varieront en fonction du contrat, dont la nature empêche la Société de procéder à une estimation raisonnable du montant potentiel maximal qui pourrait être requis pour rembourser les tiers. Historiquement, la Société n'a versé aucun paiement important en vertu de ces indemnisations et aucun montant n'a été comptabilisé dans les états financiers consolidés ci-joints relativement à ces garanties d'indemnisation.

19. ASSURANCE CONTRE LES PERTES D'EXPLOITATION

En août 2000, un incident de fonderie et une inondation sont survenus à la mine Ruttan. Les deux incidents ont occasionné l'interruption des activités pendant un certain temps. Les répercussions financières de ces incidents ont été enregistrées dans l'état des résultats de 2000. En 2003, la Société détient une assurance contre les pertes d'exploitation et a reçu un produit de l'assurance s'élevant à 2,3 M$ (5,0 M$ en 2002). Au 31 décembre 2003, la Société affichait un débiteur impayé de 0,9 M$ relativement à l'inondation à la mine Ruttan. La réclamation pour l'incident de fonderie a été réglée en 2002.

20. MINE RUTTAN

La Société a mis fin à ses activités à la mine Ruttan en juin 2002. La Société a comptabilisé des charges de fermeture de 21,5 M$ en décembre 2001 pour tenir compte de la fermeture imminente de la mine. Les frais incluaient un amortissement accéléré de l'actif, un engagement envers la ville de Leaf Rapids, des stocks de fournitures et des coûts liés aux employés (indemnités de départ et de fermeture, vacances cumulées et indemnisation des accidents du travail). Au 31 décembre 2003, la majorité de ces coûts avaient été engagés.

21. RESTRUCTURATION

En raison des activités de restructuration, des prestations de préretraite des employés se chiffrant à 5,5 M$ ont été comptabilisées dans les frais d'exploitation de 2003. La majeure partie de ces coûts avaient été payés à la fin de l'exercice.

22. VARIATION NETTE DES ÉLÉMENTS HORS CAISSE DU FONDS DE ROULEMENT

	30 juin		31 décembre		
	2004	2003	2003	2002	2001
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Variation nette des éléments hors caisse du fonds de roulement					
Débiteurs	(9 054)	(2 022)	(3 318)	19 299	3 322
Stocks	(444)	16 298	(2 731)	9 494	(5 705)
Créditeurs et charges à payer	(4 802)	(6 913)	(5 943)	(8 157)	(11 408)
Charges payées d'avance et autres actifs	5 554	7 661	5 307	(4 507)	(4 086)
	(8 746)	15 024	(6 685)	16 129	(17 877)

23. VARIATION NETTE DES AUTRES ÉLÉMENTS D'EXPLOITATION HORS CAISSE

	30 juin		31 décembre		
	2004	2003	2003	2002	2001
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Variation nette des autres éléments d'exploitation hors caisse					
Obligation au titre des régimes de retraite	639	1 184	(927)	(1 610)	690
Autres avantages sociaux futurs des employés	962	691	2 523	352	1 267
Obligation liée à la mise hors service d'immobilisations	1 613	(1 153)	(6 059)	(718)	567
Autres passifs à long terme	37	(783)	(2 142)	(9 442)	2 190
	3 251	(61)	(6 605)	(11 418)	4 714

24. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 7 octobre 2004, la société mère a conclu une entente pour vendre la Société (voir aussi la note 1).

25. INFORMATION SECTORIELLE

Le chapitre 1701 du *Manuel de l'ICCA*, intitulé « Informations sectorielles », établit des normes pour la divulgation d'informations sur les secteurs d'exploitation d'une entreprise. La Société est un producteur de métal commun intégré et exerce ses activités dans un seul secteur d'exploitation isolable.

États financiers consolidés de

ONTZINC CORPORATION

(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

Exercices terminés les 31 décembre 2003, 2002 et 2001

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de ONTZINC Corporation

Nous avons vérifié les bilans consolidés de ONTZINC Corporation (une entreprise en phase de démarrage) aux 31 décembre 2003 et 2002 et les états consolidés des résultats et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Toronto, Canada
Le 5 avril 2004 (le • 2004 pour les notes 7 et 11)

ONTZINC CORPORATION
(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

Bilans consolidés

	30 juin 2004	31 décembre 2003	2002
	(non vérifié)	(retraité - note 2 a))	
Actif			
Actif à court terme			
Espèces et quasi-espèces	3 091 381 $	2 113 735 $	195 181 $
Somme à recevoir au titre de la souscription de débentures (note 6)	–	2 000 000	–
Autres sommes à recevoir (note 5)	–	–	474 361
Charges payées d'avance et autres éléments	746 479	643 967	80 575
	3 837 860	4 757 702	750 117
Immobilisations corporelles (note 4)	128 086	28 802	14 471
Propriétés minières et frais d'exploration reportés (note 3)	8 809 483	5 911 227	3 571 140
Frais de financement et d'acquisition reportés (note 6)	891 480	169 000	4 000
Débiteur à long terme (note 5)	–	–	236 640
Dépôts liés à l'environnement (note 3 a))	1 917 029	1 588 129	–
	15 583 938 $	12 454 860 $	4 576 368 $
Passif et capitaux propres			
Passif à court terme			
Créditeurs et charges à payer	1 034 497 $	1 021 549 $	614 559 $
Emprunts	–	–	9 998
Sommes à payer à des entreprises liées en raison d'administrateurs communs (note 10)	4 155	4 155	362 724
	1 038 652	1 025 704	987 281
Obligations liées à la remise en état des lieux (note 2 a))	780 507	768 657	247 533
Débentures convertibles (note 6)	1 683 044	1 038 500	–
Capitaux propres			
Actions ordinaires (note 7 a))	24 847 656	21 379 060	16 625 595
Somme à recevoir au titre de la souscription d'actions	(90 000)	(250 000)	–
Actions à émettre (note 7 a))	–	47 072	–
Bons de souscription (note 7 b))	5 842 778	4 433 514	–
Bons de souscription à émettre (note 7 a))	–	50 545	–
Options sur actions (note 7 c))	1 693 600	1 580 000	117 000
Surplus d'apport	516 340	516 340	516 340
Composante capitaux propres des débentures convertibles (note 6)	1 250 000	961 500	–
Déficit	(21 978 639)	(19 096 032)	(13 917 381)
	12 081 735	9 621 999	3 341 554
Continuité de l'exploitation (note 1)			
Engagements et éventualités (notes 3 a), 3 b) et 9)			
Événements postérieurs à la date du bilan (notes 7 et 11)			
	15 583 938 $	12 454 860 $	4 576 368 $

Se reporter aux notes afférentes aux états financiers consolidés.

ONTZINC CORPORATION
(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

États consolidés des résultats et du déficit

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2004	2003[1]	2003[1]	2002[1]	2001
	(non vérifié)				
Intérêts créditeurs	13 479 $	214 $	7 567 $	2 194 $	614 $
Charges					
Salaires et charges sociales	34 195	32 280	64 614	13 375	–
Frais de gestion	284 000	–	60 000	24 547	–
Honoraires professionnels	255 753	348 614	895 372	307 725	81 330
Entretien et maintenance des mines	1 713 573	(1 090)	1 590 504	147 531	–
Relations avec les investisseurs et droits d'inscription à la cote	81 315	35 216	89 442	92 513	54 552
Frais généraux et administratifs	86 054	17 233	108 019	79 994	75 205
Assurances	–	–	13 029	12 500	–
Loyers	46 577	52 116	101 322	42 548	–
Déplacements	128 390	71 099	347 088	–	–
Perte (gain) de change	(82 557)	102 617	(206 794)	4 278	(42 980)
Amortissement des immobilisations corporelles	21 333	1 690	5 463	1 608	–
Gain au règlement de passifs	–	–	–	(9 358)	(56 308)
Perte (gain) à la vente d'actifs	–	(90 000)	(90 000)	–	31 638
Activités d'exploration au Chili	–	–	–	233 351	2 713 672
Provision pour créances douteuses (note 5)	–	–	711 001	–	–
Rémunération en options sur actions (note 7 c))	160 000	–	1 463 000	–	–
Dévaluation des charges reportées	–	–	–	–	21 805
Amortissement des frais de financement reportés	54 059	–	–	–	–
Charge de désactualisation des obligations liées à la remise en état des lieux	11 850	11 449	34 158	9 901	–
Intérêts sur les débentures	498 544	–	–	–	–
	3 293 086	581 224	5 186 218	960 513	2 878 914
Perte avant les impôts sur les bénéfices	(3 279 607)	(581 010)	(5 178 651)	(958 319)	(2 878 300)
Recouvrement d'impôts sur les bénéfices	397 000	–	–	–	–
Perte de la période	(2 882 607)	(581 010)	(5 178 651)	(958 319)	(2 878 300)
Déficit au début de la période	(19 096 032)	(13 917 381)	(13 917 381)	(12 959 062)	(10 080 762)
Déficit à la fin de la période	(21 978 639) $	(14 498 391) $	(19 096 032) $	(13 917 381) $	(12 959 062) $
Perte de base et diluée par action (note 7 d))	(0,02)$	(0,01) $	(0,05)$	(0,01)$	(0,08)$

[1] Retraité – note 2 a)

Se reporter aux notes afférentes aux états financiers consolidés.

ONTZINC CORPORATION

(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

États consolidés des flux de trésorerie

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2004	2003[1]	2003[1]	2002[1]	2001
	(non vérifié)				
Flux de trésorerie liés aux activités suivantes :					
Activités d'exploitation					
Perte de la période	(2 882 607) $	(581 010) $	(5 178 651) $	(958 319) $	(2 878 300) $
Éléments hors caisse					
Impôts futurs	(397 000)	–	–	–	–
Amortissement des immobilisations corporelles	21 333	1 690	5 463	1 608	–
Amortissement des frais de financement reportés	54 059	–	–	–	–
Provision pour créances douteuses	–	–	711 001	–	–
Rémunération en options sur actions	160 000	–	1 463 000	–	–
Accroissement de la composante passif des débentures convertibles	333 044	–	–	–	–
Charge de désactualisation des obligations liées à la remise en état des lieux	11 850	11 449	34 158	9 901	–
Gain au règlement de passifs	–	–	–	(9 358)	(56 308)
Perte (gain) à la vente d'actifs	–	(90 000)	(90 000)	–	31 638
Dévaluation des propriétés minières	–	–	–	–	2 472 141
Dévaluation des charges reportées	–	–	–	–	21 805
Perte (gain) de change non matérialisée	–	–	–	–	(32 480)
Variation du fonds de roulement hors caisse lié à l'exploitation	(49 564)	88 384	(121 402)	(4 356)	(27 312)
	(2 748 885)	(569 487)	(3 176 431)	(960 524)	(468 816)
Activités de financement					
Sommes à payer à des entreprises liées en raison d'administrateurs communs	–	–	4 155	(32 778)	112 437
Augmentation (diminution) des emprunts	–	–	(9 998)	(162 508)	161 864
Émission d'actions ordinaires déduction faite des frais d'émission	5 083 316	641 543	8 636 872	–	–
Produit tiré de la levée d'options sur actions	63 800	–	–	–	–
Produit tiré de l'exercice de bons de souscription	103 727	–	–	–	–
Diminution de la somme à recevoir au titre de la souscription de débentures	2 000 000	–	–	–	–
Émission de débentures convertibles	600 000	–	–	–	–
Frais de financement et d'acquisition	(776 539)	–	(165 000)	(8 000)	–
	7 074 304	641 543	8 466 029	(203 286)	274 301

[1] Retraité – note 2 a)

ONTZINC CORPORATION
(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

États consolidés des flux de trésorerie (suite)

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2004	2003[1]	2003[1]	2002[1]	2001
	(non vérifié)				
Activités d'investissement					
Produit reçu à l'égard de (montant investi dans des) propriétés minières	(2 898 256)	(83 931)	(276 466)	946 778	181 309
Produit tiré de la vente d'actifs	–	90 000	90 000	–	–
Acquisition de la mine de Balmat (note 3 a))	–	–	(1 576 655)	–	–
Augmentation des dépôts liés à l'environnement	(328 900)	–	(1 588 129)	–	–
Acquisition d'immobilisations corporelles	(120 617)	(4 844)	(19 794)	(16 079)	–
Encaisse acquise dans le cadre d'acquisitions de propriétés	–	–	–	409 462	–
	(3 347 773)	1 225	(3 371 044)	1 340 161	181 309
Augmentation (diminution) des espèces et quasi-espèces	977 646	73 281	1 918 554	176 351	(13 206)
Espèces et quasi-espèces au début de la période	2 113 735	195 181	195 181	18 830	32 036
Espèces et quasi-espèces à la fin de la période	3 091 381 $	268 462 $	2 113 735 $	195 181 $	18 830 $
Informations supplémentaires sur les flux de trésorerie					
Intérêts versés	156 000 $	– $	– $	– $	10 921 $
Autres renseignements sur les activités de financement et d'investissement hors caisse					
Émission de débentures convertibles	–	–	2 000 000	–	–
Somme à recevoir au titre de la souscription d'actions	90 000	245 846	250 000	–	–
Actions émises en règlement de sommes à payer à des entreprises liées en raison d'administrateurs communs	–	362 724	362 724	–	–
Actions émises en règlement d'autres dettes	40 000	35 000	35 000	–	50 000

[1] Retraité – note 2 a)

Se reporter aux notes afférentes aux états financiers consolidés.

ONTZINC Corporation (la « société ») a été constituée en vertu de la *Loi sur les sociétés par actions* de l'Ontario et mène des activités d'évaluation, d'acquisition et d'exploration de propriétés minières, ce qui constitue la quasi-totalité de ses activités commerciales. À ce jour, la société n'a pas réalisé un montant élevé de produits, et elle est considérée comme étant en phase de démarrage.

1. Continuité de l'exploitation

Au 31 décembre 2003, la société n'avait aucune source de flux de trésorerie liés à l'exploitation. Pour s'acquitter de ses obligations et demeurer en exploitation, la société devra pouvoir trouver des fonds et réaliser des financements.

Ses états financiers consolidés ont été dressés selon les principes comptables généralement reconnus du Canada qui s'appliquent à une entreprise en exploitation et ne tiennent compte d'aucun rajustement de la valeur comptable des actifs et des passifs, des montants présentés à l'égard des produits et des charges et du classement des éléments au bilan qui serait requis si le postulat de la continuité de l'exploitation n'était plus approprié.

2. Principales conventions comptables

Ce qui suit résume les principales conventions comptables de la société.

a) Mode de présentation

Les présents états financiers consolidés reflètent la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que ses résultats d'exploitation et ses flux de trésorerie pour les exercices terminés les 31 décembre 2003, 2002 et 2001. La situation financière au 30 juin 2004 ainsi que les résultats d'exploitation et les flux de trésorerie des semestres arrêtés aux 30 juin 2004 et 2003 n'ont pas fait l'objet d'une vérification. De l'avis de la direction, les états financiers non vérifiés renferment tous les rajustements (soit uniquement des rajustements récurrents habituels) que requiert une présentation fidèle des informations financières non vérifiées pour ces périodes, et les conventions comptables suivies aux fins de ces états sont conformes à celles décrites ci-dessous, si ce n'est du changement de convention comptable résultant de l'adoption des nouvelles recommandations en comptabilité concernant les obligations liées à la mise hors service d'immobilisations.

Ces états financiers consolidés englobent les comptes de la société et ceux de ses filiales. Tous les comptes et opérations intersociétés d'importance ont été annulés lors de la consolidation.

2. Principales conventions comptables (suite)

a) Mode de présentation (suite)

En date du 1er janvier 2004, la société a adopté, sur une base rétroactive, les recommandations du chapitre 3110, « Obligations liées à la mise hors service d'immobilisations », du *Manuel de l'Institut Canadien des Comptables Agréés* (le « chapitre 3110 »). Le chapitre 3110 s'applique aux obligations juridiques liées à la mise hors service d'immobilisations corporelles qui découlent de leur acquisition, de leur construction, de leur mise en valeur et/ou de leur exploitation normale.

Ces recommandations exigent la constatation de la juste valeur d'un passif au titre d'une obligation liée à la mise hors service d'une immobilisation dans la période au cours de laquelle elle naît. Lors de la constatation initiale du passif, le coût est capitalisé en augmentant la valeur comptable de l'immobilisation connexe. Une perte ou un gain est inscrit au moment du règlement du passif. Cette méthode diffère de celle qui était suivie antérieurement et qui mettait en jeu la constatation de l'obligation estimative au titre de la fermeture et de la remise en état des lieux par voie d'imputations à l'état des résultats sur la durée de la mine concernée.

Par suite de l'adoption des recommandations du chapitre 3110, les soldes suivants, qui figurent dans les états financiers, ont été retraités :

Bilans consolidés

	31 décembre 2003			31 décembre 2002		
	Déjà présenté	Changement	Retraité	Déjà présenté	Changement	Retraité
Actifs et passifs						
Propriétés minières et frais d'exploration reportés	5 186 629 $	724 598 $	5 911 227 $	3 333 508 $	237 632 $	3 571 140 $
Obligations liées à la mise hors service d'immobilisations	–	768 657	768 657	–	247 533	247 533
Déficit	19 051 973	44 059	19 096 032	13 907 480	9 901	13 917 381

2. Principales conventions comptables (suite)

a) Mode de présentation (suite)

États consolidés des résultats et du déficit

	Exercice terminé le 31 décembre 2003			Exercice terminé le 31 décembre 2002		
	Déjà présenté	Changement	Retraité	Déjà présenté	Changement	Retraité
Charge de désactualisation	– $	34 158 $	34 158 $	– $	9 901 $	9 901 $
Perte de la période	5 144 493	34 158	5 178 651	948 418	9 901	958 319

b) Conversion des devises

Les actifs et passifs monétaires des établissements de la société aux États-Unis et au Chili sont convertis en dollars canadiens au taux de change en vigueur à la date du bilan consolidé alors que leurs actifs et passifs non monétaires le sont aux taux de change historiques. Les opérations en devises sont converties aux taux de change réels. Les gains et pertes de change découlant de la conversion sont pris en compte à l'état des résultats.

c) Espèces et quasi-espèces

L'encaisse et les placements à court terme dont la durée résiduelle est de trois mois ou moins à la date d'acquisition sont inscrits dans les espèces et quasi-espèces.

d) Instruments financiers

Initialement, les instruments financiers sont inscrits au coût. La juste valeur des espèces et quasi-espèces, des sommes à recevoir au titre de la souscription de débentures et d'actions, des autres sommes à recevoir, des créditeurs et charges à payer, des emprunts et des sommes à verser à des entreprises liées en raison d'administrateurs communs se rapproche de leur valeur comptable étant donné qu'il s'agit d'éléments à court terme.

2. Principales conventions comptables (suite)

d) Instruments financiers (suite)

La juste valeur des débentures convertibles se rapproche de leur valeur comptable puisque leur taux de rendement correspond à peu près aux taux d'intérêt que la société pourrait obtenir pour un financement similaire.

e) Propriétés minières et frais d'exploration reportés

La société considère que ses frais d'exploration présentent les caractéristiques propres à des immobilisations corporelles. C'est pourquoi elle reporte tous ses frais d'exploration, ce qui inclut les frais d'acquisition ainsi que ceux de supervision et d'exploration de gisements afférents à des propriétés spécifiques, jusqu'à ce qu'elles soient mises en production. À compter de ce moment-là, ces frais seront amortis selon la méthode de l'amortissement proportionnel au rendement et d'après les réserves probables et prouvées ou jusqu'à ce que les propriétés soient abandonnées, vendues ou jugées comme ayant subi une baisse de valeur, auquel cas une charge d'un montant approprié sera imputée.

Le recouvrement des coûts inhérents aux propriétés minières et des frais d'exploration reportés est fonction de l'existence de réserves pouvant être récupérées de manière rentable, de la capacité de la société d'obtenir le financement lui permettant de parachever les travaux d'exploration et de mise en valeur et de réaliser, dans l'avenir, une production rentable ou de tirer un produit de la vente de telles propriétés.

f) Immobilisations corporelles

Les immobilisations corporelles sont inscrites au prix coûtant. Le mobilier et les agencements ainsi que le matériel informatique sont amortis selon la méthode de l'amortissement dégressif à des taux annuels de 20 % et de 30 %, respectivement.

g) Régime de rémunération à base d'actions

En date du 1er janvier 2003, la société a adopté les recommandations du chapitre 3870, « Rémunérations et autres paiements à base d'actions », du *Manuel de l'Institut Canadien des Comptables Agréés*. Les recommandations de ce chapitre doivent être appliquées sur une base prospective à toutes les rémunérations à base d'actions attribuées depuis le 1er janvier 2003. Toutes les options sur actions émises en 2002 avaient trait à l'acquisition de la propriété Gays River ont donc été capitalisées.

2. Principales conventions comptables (suite)

g) Régime de rémunération à base d'actions (suite)

Avant le 1er janvier 2003, la société ne constatait aucune charge de rémunération lorsque les options étaient émises. Toute contrepartie versée lors de la levée des options a été inscrite sous le capital-actions.

Le régime de rémunération à base d'actions de la société est décrit à la note 7 c). Celle-ci constate tous ses paiements à base d'actions au moyen de la méthode fondée sur la juste valeur. Aux termes de cette méthode, le coût de rémunération associé aux options attribuées est mesuré à la juste valeur à la date d'attribution. Toute contrepartie versée à la levée d'options sur actions ou à l'achat d'actions est créditée au capital-actions.

h) Impôts sur les bénéfices

La société comptabilise ses impôts sur les bénéfices conformément à la méthode axée sur le bilan. En vertu de cette méthode de report d'impôts, des actifs et passifs d'impôts futurs au titre des impôts sur les bénéfices et des impôts miniers sont établis en fonction des écarts entre la valeur comptable des éléments figurant dans les états financiers et leur valeur fiscale (ce qui constitue des écarts temporaires). Les actifs et passifs d'impôts futurs sont mesurés au moyen des taux d'imposition en vigueur qui devraient s'appliquer lorsque les écarts temporaires sont censés se résorber. L'incidence sur les actifs et passifs d'impôts futurs d'un changement de taux d'imposition est prise en compte dans les résultats de l'exercice au cours duquel le changement entre en vigueur ou pratiquement en vigueur. Le montant des actifs d'impôts futurs qui est inscrit se limite à celui dont la réalisation est plus probable qu'improbable.

i) Perte par action

La perte de base par action est calculée en divisant la perte de l'exercice par le nombre moyen pondéré d'actions ordinaires en circulation durant cette période. Les actions déposées en mains tierces sont prises en compte dans le nombre moyen pondéré d'actions ordinaires lorsqu'elles sont libérées de l'entiercement. La perte diluée par action est calculée de la même manière que la perte de base par action si ce n'est que le dénominateur utilisé est augmenté de façon à inclure les actions ordinaires supplémentaires qui auraient été en circulation si les actions ordinaires potentielles dilutives avaient été émises, calcul qui met en jeu la méthode du rachat d'actions.

2. Principales conventions comptables (suite)

j) Utilisation d'estimations

Pour déterminer les montants des actifs, des passifs, des produits et des charges à présenter pour chaque exercice, la direction fait diverses estimations et pose plusieurs hypothèses. Tout changement d'estimations ou hypothèses résultera de l'écoulement du temps et de certains événements susceptibles de se produire dans l'avenir.

3. Propriétés minières et frais d'exploration reportés

	Semestre arrêté au 30 juin 2004	Exercices terminés les 31 décembre 2003	2002	2001
	(non vérifié)	(retraité - note 2 a))		
Mine de Balmat a)	2 549 865 $	2 063 621 $	– $	– $
Gay's River b)	5 468 369	3 316 853	3 249 368	–
Sud-ouest de l'Ontario c)	669 700	530 753	321 772	108 691
San Antonio d)	121 549	–	–	1 353 880
	8 809 483 $	5 911 227 $	3 571 140 $	1 462 571 $

a) Mine de Balmat

	Semestre arrêté au 30 juin 2004	Exercices terminés les 31 décembre 2003	2002	2001
	(non vérifié)	(retraité - note 2 a))		
Solde au début de la période	2 063 621 $	– $	– $	– $
Frais d'acquisition	–	1 576 655	–	–
Frais d'exploration reportés	486 244	–	–	–
Obligation liée à la remise en état des lieux	–	486 966	–	–
Solde à la fin de la période	2 549 865 $	2 063 621 $	– $	– $

3. Propriétés minières et frais d'exploration reportés (suite)

a) Mine de Balmat (suite)

Au cours de l'exercice, la société a formé une filiale en propriété exclusive, St. Lawrence Zinc Company LLC (« St. Lawrence »). St. Lawrence a été constituée dans l'État de New York en vue de l'acquisition de la mine de zinc de Balmat (« Balmat »). Le 24 septembre 2003, St. Lawrence a acquis cette mine ainsi que les actifs connexes qui, tous, sont situés dans le nord de l'État de New York. La contrepartie totale qui a été versée a été sous forme d'un dépôt au comptant de 1 million de dollars US, dépôt requis aux fins d'un cautionnement lié à l'environnement. En outre, une provision pour une contrepartie éventuelle de 20 millions de dollars US a été constituée en rapport avec l'acquisition. Cette contrepartie sera comptabilisée en tant que supplément du prix d'achat au fur et à mesure que l'issue des éventualités sera connue et que les montants exigibles seront établis ou pourront l'être. La contrepartie éventuelle sera versée à même une tranche de 30 % des flux de trésorerie nets futurs liés aux activités d'exploitation, déduction faite d'un montant raisonnable au titre des dépenses en immobilisations et des frais d'exploration. Un montant supplémentaire de 5 millions de dollars US devra être payé si le prix du zinc se maintient à 0,70 $ US la livre pendant 24 mois consécutifs avant le cinquième anniversaire de la date du versement du montant initial de 20 millions de dollars US. Pour acquérir la mine de Balmat, la société a eu besoin du soutien financier d'un apparenté (note 10 a)).

Certaines des propriétés minières à la mine Balmat seront assujetties à une redevance calculée à la sortie de la fonderie jusqu'à concurrence de 4 %. Les propriétés minières assujetties à ces redevances sont régies par des baux de droits miniers d'une durée initiale de 20 ans, baux renouvelables pour des périodes supplémentaires de 20 ans.

b) Gay's River

	Semestre arrêté au 30 juin 2004	Exercices terminés les 31 décembre 2003	2002	2001
	(non vérifié)	(retraité - note 2 a))		
Solde au début de la période	3 316 853 $	3 249 368 $	– $	– $
Frais d'acquisition	2 000 000	–	2 971 235	–
Frais d'exploration reportés	151 516	67 485	40 501	–
Obligation liée à la remise en état des lieux	–	–	237 632	–
Solde à la fin de la période	5 468 369 $	3 316 853 $	3 249 368 $	– $

3. Propriétés minières et frais d'exploration reportés (suite)

b) Gay's River (suite)

Le 10 mars 2002, la société a mené à terme l'acquisition d'une participation majoritaire de 50 % dans la propriété de zinc de Gay's River en Nouvelle-Écosse et de la participation de 50 % qu'elle ne détenait pas dans le projet se trouvant dans le sud-ouest de l'Ontario. Ces opérations ainsi que l'acquisition d'une encaisse de 409 462 $ et la prise en charge de passifs de 123 599 $ ont été réalisées par voie de l'émission de 38 334 984 actions ordinaires (au prix de 0,06 $ chacune, soit le cours en vigueur à la date à laquelle ces acquisitions ont été annoncées) évaluées à 2 300 098 $ et de 2 125 000 options d'une valeur de 72 000 $.

Le 4 décembre 2002, la société a acquis auprès de Regal Consolidated Ventures Limited (« Regal ») la participation de 50 % qu'elle ne détenait pas dans la propriété de Gay's River en émettant 12 000 000 d'actions ordinaires (au prix de 0,07 $ l'action, soit le cours en vigueur à la date à laquelle cette acquisition a été annoncée) évaluées à 840 000 $ et 1 150 000 options d'une valeur de 45 000 $.

Le 25 mars 2004, la société a, conformément à l'entente, versé 2 000 000 $ à Pasminco Resources Canada Company. La société détient une participation de 100 % dans la propriété, sous réserve d'une redevance nette de fonderie de 2 %.

La société devra émettre, comme suit, 6 000 000 d'actions ordinaires supplémentaires à Regal :

i) 2 000 000 d'actions lorsque le plan commercial visant la réouverture de la mine aura été parachevé; et

ii) 4 000 000 d'actions lorsqu'une décision portant sur sa mise en production aura été prise.

À l'heure actuelle, aucune valeur n'a été attribuée aux actions qui pourraient être émises.

3. Propriétés minières et frais d'exploration reportés (suite)

c) Sud-ouest de l'Ontario

	Semestre arrêté au 30 juin 2004	Exercices terminés les 31 décembre 2003	2002	2001
	(non vérifié)			
Solde au début de la période	530 753 $	321 772 $	108 691 $	50 000 $
Frais d'exploration reportés	138 947	208 981	213 081	83 691
Recouvrements	–	–	–	(25 000)
Solde à la fin de la période	669 700 $	530 753 $	321 772 $	108 691 $

En août 2000, la société a conclu une convention en vue de l'acquisition de certains renseignements confidentiels concernant le programme d'exploration de la minéralisation plombo-zincifère du type de la Vallée du Mississippi (la « propriété ») située dans le sud-ouest de l'Ontario. Aux termes de la convention, la société a, en 2000, versé 50 000 $ en échange de renseignements confidentiels. Le détenteur de ces renseignements conservera une redevance nette de fonderie de 1 % dans tous les terrains que la société acquerra directement ou indirectement sur la foi de ces renseignements confidentiels.

La société détient une participation de 100 % dans les concessions minières, qui, toutes, seront assujetties à une redevance nette de fonderie variant entre 1 % et 2,5 %.

Au 31 décembre 2003, la société louait des terrains d'une superficie totalisant environ 24 000 acres dans le cadre du projet qu'elle mène dans le sud-ouest de l'Ontario. La durée de location est généralement de 10 ans et le loyer annuel se chiffre à 2,00 $ par acre.

d) San Antonio

Le 25 mai 1995, la société a conclu une convention (la « convention d'option ») portant sur l'exploration et la mise en valeur d'un groupe de propriétés situées au Chili (les « propriétés »). Aux termes de la convention d'option, la société a gagné une participation de 100 % dans les propriétés.

En 2002, la société a vendu sa participation dans le projet de San Antonio à un groupe minier privé du Chili pour la somme de 850 000 $ US (note 5). En 2001, la société avait dévalué cette participation, la ramenant à sa valeur de réalisation nette estimative.

4. Immobilisations corporelles

30 juin 2004	Prix coûtant	Amortissement cumulé	Valeur comptable nette
Matériel minier	112 744 $	16 911 $	95 833 $
Mobilier et agencements	24 089	7 181	16 908
Matériel informatique	19 657	4 312	15 345
	156 490 $	28 404 $	128 086 $
31 décembre 2003			
Mobilier et agencements	24 089 $	5 303 $	18 786 $
Matériel informatique	11 784	1 768	10 016
	35 873 $	7 071 $	28 802 $
31 décembre 2002			
Mobilier et agencements	16 079 $	1 608 $	14 471 $

5. Autres sommes à recevoir

En 2002, la société a vendu sa participation dans la propriété de San Antonio pour la somme de 850 000 $ US.

	2003	2002	2001
Mai 2003	150 000 $ US	150 000 $ US	– $ US
Novembre 2003	150 000	150 000	–
Mai 2004	150 000	150 000	–
	450 000	450 000	–
Moins la provision pour créances douteuses	450 000	–	–
	– $ US	450 000 $ US	– $ US

Au 31 décembre 2002, un total de 711 001 $ au titre de ces sommes était inscrit dans le bilan consolidé de la société. L'acquéreur a omis de faire les paiements prévus en mai et novembre 2003, paiements totalisant 300 000 $ US. Par conséquent, en 2003, la société a constitué une provision pour les versements résiduels qu'elle devait recevoir et, en 2004, elle a obtenu au Chili un jugement lui accordant le droit de reprendre le titre de propriété du projet de San Antonio.

6. Débentures convertibles

Le 19 décembre 2003, la société a procédé au placement privé de débentures convertibles garanties d'un montant en capital de 2 000 000 $. En janvier 2004, elle a émis d'autres débentures convertibles garanties totalisant 600 000 $. Les débentures échoient le 19 décembre 2005 et portent intérêt au taux de 12 % par année. Les intérêts sur ces titres sont payables semestriellement. La société a touché le produit de ce placement en janvier 2004. Au 30 juin 2004, des commissions et frais juridiques de 216 236 $ (165 000 $ au 31 décembre 2003) ont été engagés aux fins de l'émission des débentures et ont été constatés en tant que frais de financement reportés, lesquels sont amortis sur la durée des débentures, soit deux ans.

Les débentures sont garanties par une charge grevant les actifs de la société et ceux de ses filiales canadiennes. Sous réserve du respect de certaines conditions, la société est libre de contracter d'autres dettes (jusqu'à concurrence de 91 millions de dollars par projet ou acquisition) et de grever d'une hypothèque, d'un nantissement ou d'une charge ses propriétés afin de garantir tout emprunt.

Les débentures peuvent, au gré de leurs porteurs, être converties en actions ordinaires de la société avant leur échéance, et ce, à un prix de conversion de 0,26 $ par action. La société a le droit d'exiger des porteurs de débentures qu'ils les convertissent en actions ordinaires si le cours de clôture moyen de ces dernières se situe à au moins 0,65 $ dans toute période de 30 jours de négociation consécutifs.

Aux fins comptables, la société a divisé les débentures selon leurs composantes passif et capitaux propres. La composante capitaux propres, qui représente la juste valeur attribuée aux droits de conversion à la date d'émission des débentures, à savoir 1 250 000 $ au 30 juin 2004 (961 500 $ au 31 décembre 2003), a été prise en compte dans les capitaux propres. Cette valeur a été estimée à la date d'émission au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un rendement boursier des actions ordinaires de 0 %, une volatilité prévue du cours de l'action de 100 %, un taux d'intérêt sans risque de 4,5 % et une durée de 2 ans. La composante passif est, quant à elle, haussée à sa valeur de remboursement selon la méthode linéaire sur la durée à courir jusqu'à la date d'échéance des débentures, à savoir le 19 décembre 2005.

7. Capital-actions

a) Actions ordinaires

Autorisées
Un nombre illimité

7. Capital-actions

a) Actions ordinaires (suite)

Émises

	Semestres arrêtés aux 30 juin				Exercices terminés les 31 décembre			
	2004		2003		2002		2001	
	Actions ordinaires	Montant	Actions ordinaires	Montant	Actions ordinaires	Montant	Actions ordinaires	Montant
Solde au début de l'exercice	169 847 776	21 379 060 $	88 669 968	16 625 595 $	38 334 984	13 489 497 $	37 834 984	13 439 497 $
Émises aux fins de l'acquisition de propriétés (note 4)	–	–	–	–	50 334 984	3 140 098	–	–
Émises en règlement d'emprunts	160 000	40 000	3 372 691	397 724	–	–	500 000	50 000
Émises dans le cadre de placements privés, montant net	31 775 994	5 621 439	77 455 117	9 666 015	–	–	–	–
Exercice de bons de souscription	740 909	140 772	350 000	52 500	–	–	–	–
Levée des options	580 000	110 200	–	–	–	–	–	–
Valeur attribuée aux bons de souscription émis	–	(1 395 765)	–	(4 484 059)	–	–	–	–
Incidence fiscale des actions accréditives	–	(397 000)	–	–	–	–	–	–
Frais d'émission d'actions	–	(651 050)	–	(878 715)	–	(4 000)	–	–
Solde à la fin de l'exercice	203 104 679	24 847 656 $	169 847 776	21 379 060 $	88 669 968	16 625 595 $	38 334 984	13 489 497 $

En 2004, la société a réalisé les placements privés suivants :

i) En septembre 2004, elle a émis 34 520 000 unités au prix de 0,05 $ l'unité, pour un produit brut de 1 726 000 $. Chaque unité se compose de une action ordinanire et de un demi-bon de souscription. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire pendant une période de deux ans à partir de la date d'émission, pouvant être exercé au prix de 0,06 $ par action.

7. **Capital-actions (suite)**

a) Actions ordinaires (suite)

i) suite

En outre, le courtier s'est vu émettre 3 452 000 bons de souscription de courtiers pouvant être exercés à 0,09 $ par action, pendant une période de deux ans à partir de la date de clôture. Le courtier a reçu une commission de 117 280 $. Une option d'attribution excédentaire a été accordée au courtier et elle lui permet d'acheter jusqu'à 15 % du nombre d'unités de courtiers émises à la clôture, au prix d'émission de 0,09 $, en tout temps avant le 30 novembre 2004. Chaque bon entier de souscription d'action ordinaire de courtiers entier peut être exercé contre une action ordinaire au prix d'exercice de 0,12 $, pendant une période de deux ans à partir de la date d'émission.

ii) En juin 2004, elle a émis 31 107 594 unités au prix de 0,18 $ chacune, ce qui lui a valu un produit brut de 5 599 367 $. Chaque unité est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,20 $ par action.

iii) En avril 2004, la société a réglé un montant de 40 000 $ qu'elle devait à un créancier en émettant 160 000 actions ordinaires.

En 2003, la société a réalisé les placements privés suivants :

i) En mai 2003, elle a émis 7 000 000 d'unités au prix de 0,10 $ chacune, ce qui lui a valu un produit brut de 700 000 $. Chaque unité est composée de une action ordinaire et de un bon de souscription d'action ordinaire. Chaque bon de souscription peut être exercé pour acquérir une action ordinaire au prix de 0,13 $ dans les 24 mois suivant la date de clôture.

ii) En juin 2003, elle a émis 4 930 650 unités au prix de 0,10 $ chacune, ce qui lui a valu un produit brut de 493 065 $. Chaque unité comprend une action ordinaire et un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,13 $ par action.

7. Capital-actions (suite)

a) Actions ordinaires (suite)

iii) En septembre 2003, elle a émis 27 272 734 unités au prix de 0,11 $ chacune, ce qui lui a valu un produit brut de 3 000 001 $. Chaque unité comprend une action ordinaire et un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,14 $ par action.

iv) En octobre 2003, elle a émis 33 768 400 unités au prix de 0,10 $ US chacune, ce qui lui a valu un produit brut de 4 273 082 $ (3 376 840 $ US). Chaque unité est composée de une action ordinaire et de un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,12 $ US par action. Des 33 768 400 unités qui ont été souscrites, 768 400 ont été émises à l'acquéreur après le 31 décembre 2003. La valeur de ces unités a été inscrite dans les actions et bons de souscription à émettre.

v) En novembre 2003, elle a émis 1 183 333 actions ordinaires au prix de 0,15 $ US l'action, pour un produit brut de 229 839 $ (177 500 $ US).

vi) En décembre 2003, elle a émis 4 068 400 unités au prix de 0,25 $ l'unité, pour un produit brut de 1 017 100 $. Chaque unité est constituée de une action ordinaire accréditive et de un demi-bon de souscription d'action. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire accréditive dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,30 $ par action. En outre, 406 840 bons de souscription, évalués à 54 923 $ et pouvant être exercés au prix de 0,25 $ par action, ont été émis aux courtiers et ont été constatés dans les frais d'émission. La société est tenue d'engager le produit provenant du placement privé d'unités d'actions accréditives aux fins d'activités d'exploration au Canada admissibles en 2004.

L'économie d'impôts à laquelle elle renoncera en faveur des porteurs d'actions ordinaires accréditives sera imputée au capital-actions au moment de ce renoncement en 2004.

7. Capital-actions (suite)

a) Actions ordinaires (suite)

vii) La société a réglé pour 362 724 $ de dettes d'apparentés en émettant 3 022 691 actions ordinaires et pour 35 000 $ d'autres montants à payer en émettant 350 000 unités. Chaque unité est constituée de une action ordinaire et de un bon de souscription d'action ordinaire pouvant être exercé au prix de 0,13 $ par action dans les deux ans suivant la date de clôture. De plus, la société a émis 250 000 bons de souscription pouvant être exercés pendant une période de deux ans au prix de 0,10 $ par action en guise de règlement d'une dette envers un fournisseur.

b) Bons de souscription

	Nombre	Montant
Bons de souscription en circulation au 1er janvier 2003	–	– $
Émis dans le cadre de placements privés		
i)	7 000 000	350 000
ii)	4 930 650	244 610
iii)	27 272 734	1 363 637
iv)	33 000 000	2 170 740
vi)	2 441 040	299 027
vii)	600 000	23 000
Exercés	(350 000)	(17 500)
Bons de souscription en circulation au 31 décembre 2003	74 894 424	4 433 514
Émis dans le cadre de placements privés	16 322 197	1 452 309
Exercés	(740 909)	(37 045)
Annulés	(50 000)	(6 000)
Bons de souscription en circulation au 30 juin 2004	90 425 712	5 842 778 $

Les bons de souscription d'actions ordinaires de la société qui étaient en circulation au 30 juin 2004 étaient les suivants :

7. Capital-actions (suite)

b) Bons de souscription (suite)

Bons de souscription en circulation	Prix d'exercice	Date d'expiration
350 000	0,13 $	Le 24 février 2005
6 650 000	0,13	Le 30 mai 2005
2 805 650	0,13	Le 25 juin 2005
2 125 000	0,13	Le 25 août 2005
250 000	0,10	Le 3 octobre 2005
26 531 825	0,14	Du 8 au 23 septembre 2005
33 000 000	0,12 $ US	Du 9 au 21 octobre 2005
768 400	0,12 $ US	Le 13 janvier 2006
1 984 200	0,30	Du 23 au 31 décembre 2005
406 840	0,25	Le 30 décembre 2005
15 553 797	0,20	Le 31 mars 2006

Aux fins de l'évaluation des bons de souscription, leur juste valeur a été estimée à la date d'émission au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un rendement boursier de 0 %, une volatilité prévue de 100 %, un taux d'intérêt sans risque de 4,5 % et une durée prévue de deux ans.

c) Régime d'options sur actions

Aux termes du régime d'options sur actions de la société, des options visant un pourcentage maximal de 10 % des actions ordinaires émises et en circulation de la société peuvent être attribuées à des salariés, des dirigeants, des administrateurs et des consultants de la société et de ses sociétés affiliées ainsi qu'à d'autres personnes désignées. La durée maximale de ces options est de cinq ans. Celles-ci deviennent acquises immédiatement par leur porteur, et leur prix de levée ne peut être inférieur au cours des actions le jour où elles sont attribuées. Le nombre d'actions pouvant être émises à un porteur d'options ne peut dépasser 5 % des actions en circulation au moment de l'attribution.

7. Capital-actions (suite)

c) Régime d'options sur actions (suite)

Le sommaire des variations des options sur actions en circulation est le suivant :

	Semestre arrêté au 30 juin		Exercices terminés les 31 décembre					
	2004		2003		2002		2001	
	Nombre d'actions	Prix de levée moyen pondéré	Nombre d'actions	Prix de levée moyen pondéré	Nombre d'actions	Prix de levée moyen pondéré	Nombre d'actions	Prix de levée moyen pondéré
Solde au début de l'exercice	16 500 000	0,16 $	4 275 000	0,19 $ [1)]	2 125 000	0,18 $	2 210 000	0,90 $
Annulées	(25 000)	0,15	–	–	(400 000)	0,15	(175 000)	1,19
Échues	–	–	–	–	(725 000)	0,25	(1 310 000)	1,22
Attribuées	2 000 000	0,10	12 225 000	0,16	3 275 000	0,21	1 400 000	0,15
Levées	(580 000)	0,11	–	–	–	–	–	–
En circulation à la fin de l'exercice	17 895 000	0,15 $	16 500 000	0,16 $	4 275 000	0,19 $	2 125 000	0,18 $

1) Le 5 juillet 2004, la société a ramené à 0,10 $ le prix de levée de 2 575 000 options déjà attribuées. Antérieurement, ces options pouvaient être levées à des prix variant entre 0,11 $ et 0,24 $ par action, et leur date d'échéance allait du 13 juin 2006 au 27 novembre 2008.

Le tableau suivant résume les options en circulation au 30 juin 2004.

Nombre d'options en circulation et pouvant être levées	Prix de levée	Durée contractuelle résiduelle moyenne pondérée (en années)
8 170 000	0,11 $	3,9
2 300 000	0,15	2,0
3 000 000	0,23	4,4
1 925 000	0,24	4,4
500 000	0,25	3,2
2 000 000	0,10	4,9

La juste valeur des options attribuées en 2003 et 2004 a été estimée à la date de leur attribution au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un taux d'intérêt sans risque de 4,50 %, un rendement boursier de 0 %, un taux de volatilité du cours prévu de l'action ordinaire de la société de 100 % et une durée prévue moyenne pondérée de ces options de 4,2 ans.

7. Capital-actions (suite)

c) Régime d'options sur actions (suite)

Pour le semestre arrêté au 30 juin 2004 et pour l'exercice terminé le 31 décembre 2003, la rémunération à base d'actions s'est élevée respectivement à 160 000 $ et à 1 493 000 $. En 2002, toutes les options octroyées étaient liées à l'acquisition de la propriété de Gay's River, et le montant s'y rapportant avait été capitalisé en conséquence.

d) Perte par action

	Semestres arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2004	2003[i]	2003[i]	2002[i]	2001
Numérateur					
Perte de l'exercice	(2 882 607) $	(581 010) $	(5 178 651) $	(958 319) $	(2 878 300) $
Dénominateur					
Nombre moyen pondéré d'actions ordinaires en circulation	187 221 822	93 635 094	113 087 890	70 900 534	37 873 888
Actions en mains tierces	–	–	–	(2 425 000)	(2 425 000)
	187 221 822	93 635 094	113 087 890	68 475 534	35 448 888
Perte de base et diluée par action	(0,02)$	(0,01)$	(0,05)$	(0,01)$	(0,08)$

Note : i) retraité – note 2 a)

En raison des pertes nettes de chaque période, l'incidence éventuelle de la levée des options sur actions n'a pas été incluse dans le calcul de la perte diluée par action étant donné que l'effet serait antidilutif.

8. Impôts sur les bénéfices

Le recouvrement d'impôts sur les bénéfices varie comme suit des montants qui seraient calculés en appliquant le taux d'imposition réglementaire fédéral et provincial combiné canadien, soit environ 39 % (40 % en 2002 et en 2001), au bénéfice avant les impôts :

	2003	2002	2001
	(retraité - note 2 a))		
Recouvrement d'impôts prévu selon le taux d'imposition réglementaire	2 020 000 $	383 000 $	1 151 000 $
Économie d'impôts découlant de pertes non encore constatées	(1 450 000)	(383 000)	(1 151 000)
Rémunération en options sur actions non déductible	(570 000)	–	–
	– $	– $	– $

Les conséquences fiscales des écarts temporaires donnant lieu à une partie importante des actifs d'impôts futurs aux 31 décembre 2003, 2002 et 2001 sont comme suit :

	2003	2002	2001
	(retraité - note 2 a))		
Au Canada			
Pertes autres qu'en capital	2 588 000 $	3 996 000 $	1 290 000 $
Pertes en capital	131 000	60 000	60 000
Propriétés minières	2 238 000	2 186 000	900 000
Frais d'émission d'actions	312 000	104 000	130 000
Immobilisations corporelles	26 000	33 000	–
	5 295 000	6 379 000	2 380 000
Aux États-Unis			
Pertes autres qu'en capital	520 000	–	–
Autres	(631 000)	–	–
	(111 000)	–	–
Provision pour moins-value	(5 184 000)	(6 379 000)	(2 380 000)
	– $	– $	– $

Aux fins de l'impôt au Canada, la société et ses filiales disposent de pertes autres qu'en capital qui totalisent environ 7,0 millions de dollars et qui échoient entre 2004 et 2010. L'économie d'impôts découlant de ces pertes a été ignorée aux fins comptables.

8. Impôts sur les bénéfices (suite)

L'utilisation de certains comptes fiscaux et pertes autres qu'en capital de la société est assujettie à des restrictions.

9. Engagements

La société est tenue de faire les paiements suivants aux fins de la location de ses locaux pour bureaux à Toronto et de ses installations de chargement en Nouvelle-Écosse.

2004	103 379 $
2005	70 963
2006	70 963
2007	23 653

10. Opérations entre apparentés

a) Afin de conclure l'acquisition de la mine de Balmat (note 3 a)), St. Lawrence a obtenu le soutien financier de Frame Mining Company (« Framco »), société contrôlée par un dirigeant et administrateur de la société. Ainsi, Framco a avancé 1 million de dollars US à St. Lawrence afin que celle-ci puisse fournir un cautionnement lié à l'environnement. De plus, Framco a convenu de donner une sûreté relativement à un prêt de 4 millions de dollars US destiné à un projet et devant être octroyé à St. Lawrence. En guise de garantie de ces dettes, la société a convenu de transporter en nantissement une participation de 51 % dans St. Lawrence. Aux termes de la convention, une tranche de 26 % de la participation ainsi donnée en garantie a fait l'objet d'une décharge après le remboursement du montant de 1 million de dollars US avancé par Framco et le paiement d'une somme de 200 000 $ US. Le reste de la participation donnée en garantie, soit 25 %, a été restitué à la société au moment du dernier remboursement de 800 000 $ US à Framco. Les montants qui ont été versés à cette dernière ont été pris en compte dans les frais d'acquisition de la mine de Balmat.

b) En 2003, deux dirigeants ont avancé à la société 110 000 $ à des fins d'exploitation. Ces avances ont été remboursées par voie de l'émission de 1 100 000 unités en mai 2003.

---

10. Opérations entre apparentés (suite)

c) En 2002, la société et des apparentés ont conclu des ententes afin de convertir 362 724 $ de dettes en cours en 3 022 691 actions ordinaires (note 7 a).

d) En 2002 et en 2001, des frais généraux et administratifs s'élevant respectivement à 24 547 $ et à 42 000 $ ont été imputés par une société contrôlée par un dirigeant de la société. Les opérations précitées ont été conclues dans le cours normal des affaires et ont été mesurées à la valeur d'échange, soit le montant de la contrepartie établie et convenue par les apparentés.

e) Au cours du semestre arrêté au 30 juin 2004 et de l'exercice terminé le 31 décembre 2003, la société a versé respectivement 329 940 $ et 428 000 $ à deux cabinets d'avocats auxquels sont associés deux administrateurs de la société.

f) En septembre 2004, le président du conseil de la société a fait l'acquisition de 10 000 000 d'unités dans le cadre d'un placement privé mené à terme par la société (note 7).

11. Événements postérieurs à la date du bilan

a) Après le 30 juin 2004, la société a abandonné son projet d'émission d'actions ordinaires au Royaume-Uni et d'inscription à la cote de l'*Alternative Investment Market* de la Bourse de Londres. Par conséquent, des frais de financement reportés de 261 963 $ afférents à cette émission et à cette inscription qui étaient inscrits dans les frais de financement et d'acquisition reportés au 30 juin 2004 seront radiés dans le trimestre se terminant le 30 septembre 2004.

b) Le 7 octobre 2004, la société a conclu une convention d'achat d'actions afin d'acquérir auprès de Anglo American International S.A. toutes les actions ordinaires en circulation de 152640 Canada Inc., laquelle détient la totalité des actions ordinaires en circulation de Hudson Bay Mining and Smelting Co., Ltd., à un prix d'achat au comptant de 325 millions de dollars, sous réserve de rajustements de clôture estimés à 14 805 000 $. L'acquisition est assujettie à l'approbation des organismes de réglementation et boursiers et à d'autres conditions habituelles relatives à la clôture, y compris l'obtention du financement connexe de l'acquisition.

11. Événements postérieurs à la date du bilan

b) (suite)

Cette acquisition sera comptabilisée selon la méthode de l'acquisition, et la juste valeur de la contrepartie versée sera attribuée à la juste valeur, à la date de conclusion, des actifs nets identifiables qui seront acquis. La ventilation définitive du prix d'achat sera effectuée une fois que la direction et un évaluateur indépendant auront terminé l'évaluation des actifs et passifs concernés.

c) Le ________ novembre 2004, la société a déposé dans chaque province du Canada un prospectus provisoire visant le placement de ________ reçus de souscription, reçus, pour un produit brut totalisant ___________$. Chaque reçu de souscription donnera à son porteur le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier donnera à son porteur le droit de faire l'acquisition de une action ordinaire au prix de _______ $, en tout temps, pendant une période de 24 mois suivant la date de clôture du placement.

CONSENTEMENT DES VÉRIFICATEURS
KPMG s.r.l.

Au conseil d'administration de ONTZINC Corporation

Nous avons lu le prospectus de ONTZINC Corporation (la « société) daté du • 2004 relatif à la vente et à l'émission de • reçus de souscription de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de la société portant sur les bilans consolidés de la société aux 31 décembre 2003 et 2002, et sur les états consolidés des résultats et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 5 avril 2004 (sauf en ce qui concerne les notes 7 et 11 pour lesquelles il est daté du • 2004).

Comptables agréés

Toronto, Canada

Le • 2004

CONSENTEMENT DES VÉRIFICATEURS
DELOITTE & TOUCHE S.R.L.

Nous avons lu le prospectus d'ONTZINC Corporation (la « société ») daté du • 2004 relativement à la vente et à l'émission de • reçus de souscription, chacun représentant le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport à l'administrateur de 152640 Canada Inc. (la « Société ») portant sur les bilans consolidés de la Société aux 31 décembre 2003 et 2002 et les états consolidés des résultats d'exploitation et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 25 octobre 2004.

Winnipeg (Manitoba)
Le • 2004

•
Comptables agréés

ATTESTATION DE LA SOCIÉTÉ

Le 10 novembre 2004

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, comme l'exigent la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), la partie 9 de la loi intitulée *Securities Act* (Alberta), la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), la partie XV de la *Loi sur les valeurs mobilières* (Ontario), l'article 13 de la *Loi sur la protection contre les fraudes en matière de valeurs* (Nouveau-Brunswick), l'article 63 de la loi intitulée *Securities Act* (Nouvelle-Écosse), la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard) et la partie XIV de la loi intitulée *The Securities Act* (Terre-Neuve-et-Labrador) ainsi que leurs règlements d'application. Le présent prospectus, selon les exigences de la *Loi sur les valeurs mobilières* (Québec) et de son règlement d'application, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

(signé) GREGORY J. PEEBLES
Chef de la direction

(signé) DOUGLAS SCHARF
Vice-président principal et
chef la direction financière

Au nom du conseil d'administration

(signé) PETER GEORGE
Administrateur

(signé) CHRISTOPHER O. IRWIN
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 10 novembre 2004

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, comme l'exigent la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), la partie 9 de la loi intitulée *Securities Act* (Alberta), la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), la partie XV de la *Loi sur les valeurs mobilières* (Ontario), l'article 13 de la *Loi sur la protection contre les fraudes en matière de valeurs* (Nouveau-Brunswick), l'article 64 de la loi intitulée *Securities Act* (Nouvelle-Écosse), la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard) et la partie XIV de la loi intitulée *The Securities Act* (Terre-Neuve-et-Labrador) ainsi que leurs règlements d'application. À notre connaissance, le présent prospectus, selon les exigences de la *Loi sur les valeurs mobilières* (Québec) et de son règlement d'application, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

VALEURS MOBILIÈRES GMP LTÉE

(signé) MARK WELLINGS

LA CORPORATION CANACCORD CAPITAL	VALEURS MOBILIÈRES HAYWOOD INC.	VALEURS MOBILIÈRES ORION INC.
(signé) JENS J. MAYER	(signé) JOHN D. WILLETT	(signé) DOUGLAS BELL
LES ASSOCIÉS HARRIS LIMITÉE	MCFARLANE GORDON INC.	VALEURS MOBILIÈRES NORTHERN INC.
(signé) WILLIAM WASHINGTON	(signé) BRADLEY D. GRIFFITHS	(signé) VICTOR PHILIP ALBOINI